UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Table of Contents

1.	Persons in charge of the form
1.1	Statement by and identification of persons in charge	4
2.	Independent auditors
2.1/2.2	Identification of and compensation to auditors	5
2.3	Other relevant information	6
3.	Selected financial information
3.1	Financial information	7
3.2	Non-accounting estimates	8
3.3	Subsequent events to most recent financial statements	10
3.4	Results application policies	12
3.5	Dividends distribution and net profits retention	15
3.6	Dividends entered to retained profits account or reserve	16
3.7	Indebtedness level	17
3.8	Obligations according to nature and maturity	18
3.9	Other relevant information	19
4.	Risk factors
4.1	Risk factors description	20
4.2	Comments on expected changes in exposures to risk factors	36
4.3	Non-confidential and relevant legal cases, administrative proceedings or arbitrations	37
4.4	Non-confidential legal cases, administrative proceedings or arbitrations whose disputants are officers, former
	officers, controllers, former controllers, or investors	39
4.5	Relevant confidential proceedings	40
4.6	Non-confidential and relevant, recurring or correlated legal cases, administrative proceedings or arbitrations
	taken as a whole	41
4.7	Other relevant contingencies	42
4.8	Regulations in force in the country of origin and in the country where the securities are escrowed	43

5.	Market risks
5.1	Main market risks description	44
5.2	Market risks management policies description	47
5.3	Material changes in main market risks	52
5.4	Other relevant information	53
6.	Issuer history
6.1/6.2/6.4	Issuer organization, lifespan, and date of registration before CVM	60
6.3	Brief history	61
6.5	Main corporate events involving the issuer, or controlled or affiliated companies	63
6.6	Information on application for bankruptcy based on relevant value, or reorganization in court or out of court	79
6.7	Other relevant information	80
7.	Activities of Issuer
7.1	Description of activities of issuer and its controlled companies	85
7.2	Information about business segments	87
7.3	Information on products and services related to business segments	102
7.4	Clients accounting for more than 10% on total net revenue	154
7.5	Material effects of state regulations on our activities	117
7.6	Relevant revenue from abroad	153
7.7	Effects of foreign regulations on our activities	154
7.8	Relevant long-term relations	155
7.9	Other relevant information	156
8.	Economic Group
8.1	Description of economic group	157
8.2	Organizational chart of economic group	162
8.3	Restructuring operations	163
8.4	Other relevant information	164
9.	Relevant Assets
9.1	Relevant properties in non-current assets – others	165
9.1	Relevant properties in non-current assets / 9.1(a) PP&E	166
9.1	Relevant properties in non-current assets / 9.1(b) Patents, trademarks, licenses, grants, franchises,
	and technology transfer agreements	167
9.1	Relevant properties in non-current assets / 9.1(c) Shareholding interest in companies	168
9.2	Other relevant information	174
10.	Officer Comments
10.1	General financial and equity conditions	175
10.2	Operating and financial results	205
10.3	Occurred and expected events with material effects on the financial statements	211
10.4	Material changes in accounting practices; reservations and highlights contained in the auditor's opinion	214

10.5	Key accounting policies	217
10.6	Internal controls covering the financial statements; efficiency and deficiency level; recommendations contained in the auditor's report	235
10.7	Allocation of funds from public offers of distribution, and possible deviations	237
10.8	Relevant items not evinced in the financial statements	238
10.9	Comments on items not evinced in the financial statements	246
10.10	Business Plan	247
10.11	Other factors of material influence	248
11.	Forecasts
11.1	Disclosed forecasts and assumptions	250
11.2	Follow-up and changes in disclosed forecasts	251
12.	Meetings and Management
12.1	Description of management structure	252
12.2	Rules, policies and practices for shareholder meetings	261
12.3	Dates and newspapers for publishing such information as required in Law 6404/76	265
12.4	Rules, policies and practices for the Board of Directors	266
12.5	Description of commitment clause for settlement of disputes by means of arbitration	269
12.6 / 12.8 – Structure and occupational background of our officers and directors		270
12.7	Structure of statutory committees and audit committee, financial committee, and compensation committee	290
12.9	Existence of marital relationship, stable relationship, or kinship up to the 2nd degree, regarding the officers of the
	issuer, controlled companies or controlling companies	292
12.10	Subordination, service provision or control relationship between officers and controlled companies, controlling
	companies and others	293
12.11	Agreements, including insurance policies, for payment or reimbursement of expenses borne by officers	296
12.12	Other relevant information	297

13.	Compensation to Officers and Directors
13.1	Description of compensation policies and practices, including for non-statutory Boards	303
13.2	Overall compensation to board of directors, board of officers and fiscal council	311
13.3	Variable compensation to board of directors, board of officers and fiscal council	314
13.4	Compensation Plan based on stock held by the board of directors and the board of Officers	316
13.5	Interest in shares, stocks and other convertible securities, held by members of the board of directors, board
	of officers, and fiscal council, per body	325
13.6	Compensation based on stock held by the board of directors and the board of officers	326
13.7	Information on outstanding options held by the board of directors and the board of officers	331
13.8	Options exercised and shares delivered in connection with compensation based on stock held by the board
	of directors and the board of officers	332
13.9	Necessary information for understanding such data as disclosed under subsections 13.6 to 13.8 as Pricing Method
	for valuation of shares and options	334
13.10	Information on pension plans available for members of the board of directors and the board of officers	337
13.11	Maximum, minimum and median individual compensation to members of the board of directors, board of officers
	and fiscal council	338
13.12	Mechanisms of compensation or indemnity to directors and officers in case of dismissal or retirement	339
13.13	Ratio of overall compensation held by members of the board of directors, board of officers and fiscal council who are
	related parties to controllers	340
13.14	Compensation to members of the board of directors, board of officers and fiscal council grouped per body,
	received due to any reason other than the position they hold	341
13.15	Compensation to members of the board of directors, board of officers and fiscal council reported in the
	income statement of direct or indirect controllers, of companies under common control, and of companies
	controlled by the issuer	342
13.16	Other relevant information	343

14.	Human Resources
14.1	Description of human resources	345
14.2	Relevant changes in human resources	356
14.3	Description of employees compensation policies	357
14.4	Description of relations between the issuer and unions	363

15.	Control
15.1/15.2 Shareholding Position		364
15.3	Capital Distribution	378
15.4	Shareholders Organizational Chart	379
15.5	Shareholders Agreement filed at the issuer’s headquarters or which the controller is a party to	380
15.6	Relevant changes in shareholding interests held by members of the control group and officers of the issuer	381
15.7	Other relevant information	382

16.	Intercompany Transactions
16.1	Description of rules, policies and practices of the issuer for intercompany transactions	384
16.2	Information on intercompany transactions	385

16.3	Identifying any steps taken to cope with conflicts of interest and evincing the strictly cumulative nature of conditions
	stipulated or adequate indemnity	436

17.	Capital Stock
17.1	Information on our capital stock	437
17.2	Increasing the capital stock	438
17.3	Information on shares splitting, grouping and bonuses	439
17.4	Information on capital stock reductions	440
17.5	Other relevant information	441

18.	Securities
18.1	Rights on shares	442
18.2	Description of any statutory provisions limiting the voting rights of substantial shareholders or requiring them to proceed to
	public offer	444
18.3	Description of exceptions and suspension clauses regarding equity or political rights stipulated in the bylaws	445
18.4	Trading volume and top and bottom price quote of traded securities	446
18.5	Description of other securities issued	449
18.6	Brazilian markets where securities are accepted for trading	450
18.7	Information on class and kind of securities accepted for trading in foreign markets	451
18.8	Public Offerings of distribution by the issuer or third parties, including controlling, controlled and affiliated companies, in
	connection with securities of the issuer	453
18.9	Description of public offerings of acquisition by the issuer for shares issued by third parties	454
18.10	Other relevant information	455

19.	Buyback Plans & Treasury
19.1	Information on issuer share buyback plans	490
19.2	Handling of treasury securities	491
19.3	Information on treasury securities at expiration of the most recent fiscal year	493
19.4	Other relevant information	494

20.	Trading Policies
20.1	Information on securities trading policies	495
20.2	Other relevant information	495

21.	Disclosure Policies
21.1	Description of internal rules, regulations and procedures for information disclosure	497
21.2	Description of relevant act or fact disclosure policies, and confidentiality procedures for undisclosed relevant information
		499
21.3	Officers in charge of implementing, maintaining, evaluating and inspecting the information disclosure policies	500
21.4	Other relevant information	501

22.	Unusual Business
22.1	Sale or Purchase of relevant asset outside the regular course of business	502
22.2	Material changes in the issuer’s mode of conducting business	503
22.3	Relevant agreements executed by the issuer and its controlled companies not directly connected with their operations504
22.4	Other relevant information	505

1.1          Statement by and identification of persons in charge

Name of the person in charge of the contents in the form:	Carlos Alberto López Galán
Title:	Investor Relations Director

Name of the person in charge of the contents in the form:	Marcial Angel Portela Alvarez
Title:	President Director

The abovementioned directors do hereby state and represent as follows:

a.             they have reviewed the reference form;

b.             all information contained in the reference form are in compliance with the provisions of CVM Instruction # 480, especially Articles 14 to 19;

c.             the set of information contained herein is a true, complete and accurate picture of the issuer’s financial condition, the risks inherent to their business, and the securities issued by them.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

2.1/2.2 Identification of and compensation to auditors

Does issuer have an auditor?	YES
CVM Code:	385-9
Auditor Type:	Domestic
Corporate Name:	Deloitte Touché Tohmatsu Auditores Independentes
Corporate Taxpayer Identification:	49.928.567/0001-11
Service Provision Period:	June 1, 2002
Description of service provision:

The auditors provide services of audit and review of accounting statements for companies of Santander Brazil Group. The service provision by the independent auditors to Santander Brazil meets the requirements contained in the regulations enacted by the Central Bank of Brazil, CVM and Sarbanes-Oxley Act 2002, and does not comprise any type of service other than those compatible with the auditing role.

Overall amount paid to independent auditors, itemized per service:

In consideration of the audit on the annual accounting statements issued by the company and audited by the independent auditors (included in consolidation), the fees paid by the different consolidated companies to the respective auditors amounted to: BRL 11,135 thousand in 2012; BRL 8,828 thousand in 2011; and BRL 9,054 thousand in 2010. Services provided by other auditors amounted to BRL 3.7 million (BRL 5.4 million in 2011; BRL 15.0 million in 2010).

Explanation for substitution:	No auditor substitution in the last three fiscal years.
Auditor’s answerback in case of disagreement with Issuer’s explanation:	Not applicable, for there was no auditor substitution.
Name of technical manager	Service provision period	Taxpayer Card	Address
Francisco Antonio Maldonado Sant’Anna	06/01/2002 – 02/28/2011	033.431.508-51	Rua José Guerra 127, Chácara Santo Antonio, São Paulo, SP, Brazil, Phone (011) 51861000, Fax (011) 51866981, e-mail: fsantanna@deloitte.com
Gilberto Bizerra de Souza	03/01/2011	846.832.957-68	Rua Alexandre Dumas 1981, Chácara Santo Antonio, São Paulo, SP, Brazil, Phone (011) 51861000, Fax (011) 51861655, e-mail: gsouza@deloitte.com

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

2.3          Other relevant information

2.3 Please provide any further information that the issuer shall deem relevant:

All relevant information is described in the former items.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

3.1          Consolidated financial information

(Reais)	Fiscal year (31/12/2010)	Fiscal year (31/12/2011)	Fiscal year 31/12/2010
Quotaholders' equity	81,566,111.00	78,031,992,000.00	73,363,394,000.00
Total assets	421,084,963.00	399,886,082,000.00	374,662,683,000.00
Net Receiv /Intermed Financ Rec/Insur Prem Gained	31,691,870.00	27,901,764,000.00	24,095,078,000.00
Gross result	15,216,255.00	18,520,215,000.00	15,861,268,000.00
Net result	5,459,278.00	7,755,853,000.00	7,382,574,000.00
Number of shares Ex-Treasury (Units)	397,958,069	398,297,178,405	399,044,116,905
Equity of Shares (Reais Unit)	204.960000	0.195914	0.183848
Net Result per Share	13.720000	0.000195	0.018501

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

3.2          Non-accounting estimates

3.2       In the event that Santander Brazil has disclosed, during the most recent fiscal year, or aims to disclose herein, any non-accounting estimates, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIIT (earnings before interest and income tax), then Santander Brazil must:

a.         Indicate the value of the non-accounting estimates (IFRS):

PERFORMANCE INDICATORS	2012	2011	2010

Average return on net equity - annual	6.8%	10.2%	10.3%
Average return on net equity - excluding premium - annual	10.3%	16.2%	16.9%
Average return on total assets - annual	1.3%	2.0%	2.2%
Effectiveness Index	32.8%	34.0%	34.8%
Recurrence Index	58.7%	59.3%	60.9%

PORTFOLIO QUALITY INDICATORS	2012	2011	2010

Index of breach - IFRS	7.6%	6.7%	5.8%
Index of breach (above 60 days) BRGAAP	6.6%	5.5%	4.7%
Index of coverage - IFRS	87.4%	85.5%	98.3%
Index of Basel	20.8%	24.8%	28.4%

1.         Disregarding the effects of the premium from amalgamation of stocks of ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel II index is 17.7% (20.2% in 2011 and 22.4% in 2010).

b.         Conciliate disclosed amounts with amounts in audited financial statements:

We used such amounts as contained in the audited financial statements.

Calculation Methodology:

•  ROA: net profits / average total assets

•  ROE: net profits / average net equity

•  Efficiency Rate 1 : general expenses / total income

•  Recurrence Rate: net commissions / general expenses

•  Default Rate (over 60 days) – NPL – BR GAAP: operations matured more than 60 days ago / credit portfolio in BR GAAP

•  Default Rate (over 90 days): Operations matured more than 90 days ago + regular credits with a high risk of default / credit portfolio

•  Coverage Rate: Bad Debt Accrual / operations matured more than 90 days ago, plus regular credits at high risk of default

•  Basel Rate: Reference Net Equity Level I and II / Reference Equity required 11%

1 Efficiency Rate shall mean: administrative expenses divided by total profits, including the tax hedging impact.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

3.2          Non-accounting estimates

c.         Explain why they believe that such estimate is more appropriate for accurate understanding of their financial condition and the result of their operations:

In July 2008, new rules of capital adequacy, within the scope of the Basel Accord, entered into force in Brazil, including a new methodology for evaluation and management of credit and operation risks. Thus, our capital adequacy indexes are, since then, calculated by excluding the premium, under the Basel Accord.

Our management believes that those indexes offer useful information, for the impact of the premium arising from the acquisition of Banco Real in the fiscal year ended on December 31, 2008 eclipses the importance of other factors influencing the net equity and related indexes.

Consistent with the directives in the Basel Accord about capital adequacy in all estimates used to manage Santander Brazil, premium was excluded when reckoning the net equity. Santander Brazil understands that such exclusion, besides being consistent with the Basel Accord, is more appropriate to reflect the economic status of capital of Santander Brazil, for the premium is not an asset available for absorption of cash losses and is not taken into account by the Company when conducting its operations.

Hence, Santander Brazil assumes that such estimates not adopted under accounting practices are useful to invertors, as well as to the very management, for they reflect the economic substance of capital of Santander Brazil. The only limitation associated with the exclusion of premium from net equity is the effect of exclusion of part of total investments in the assets of Santander Brazil.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

3.3          Subsequent events to most recent financial statements

3.3       Please identify and comment any subsequent events to most recent financial statements, at the expiration of the fiscal year, changing them substantially:

Banco Santander Board of Directors and Board of Officers Chair

In meeting held on April 24, 2013, the Board of Directors: (i) received the resignation letter from Mr. Marcial Angel Portela Alvarez to the position of Chief Executive Officer of Banco Santander; and (ii) appointed Mr. Jesus Maria Zabalza Lotina to the position of Chief Executive Officer, in substitution for Mr. Marcial Angel Portela Alvarez, who shall hold office until Mr. Jesus Maria Zabalza Lotina takes office. Furthermore, Banco Santander communicates that Mr. Portela, current Vice Chairman of the Board of Directors, shall be appointed as Chairman of the Board of Directors, while Mr. Celso Clemente Giacometti, current Chairman of the Board of Directors, shall be appointed as Vice Chairman of the Board of Directors.

Mr. Portela has coordinated the process of purchase and transition of Banco Real, started in 2007 and, in the last three years, has directly conducted, as CEO, the operations of Santander Group in Brazil, being responsible for Banco Santander strategic repositioning in the Brazilian market.

Such appointments as described herein are subject to corporate and legal approvals, as applicable.

Increase of Capital Stock of Webmotors S.A. (Webmotors) by Carsales

An agreement was signed covering the interest of Carsales.com Limited (Carsales) in the capital stock of Webmotors (Operation), a company indirectly controlled by Banco Santander, amounting to BRL 180 million. The Operation shall be implemented upon purchase by Carsales of new shares in the capital stock of Webmotors, to stand for 30% of total capital.

The partnership with Carsales aims to accelerate the expansion of Webmotors and consolidate their leading position in the Brazilian market of online car ads, through technology and know-how transfer, and broader autonomy and focus on the operation.

Carsales is a leading Australian company in the Australian market of online car ads, with more than 60% of interest, in addition to other operations in Asia and Oceania (China, New Zealand, Thailand, Malaysia, Singapore, Indonesia and Dubai).

The Operation completion is subject to compliance with certain conditions precedent, usual to similar transactions, including discussion and execution of final agreements and obtainment of applicable regulatory permits.

Decrease of Capital Stock of Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)

The capital stock of Santander Leasing was decreased, at no change in the number of stocks issued, to BRL 5 billion, for being deemed excessive to maintenance of business, according to Article 173 in Law 6404/76 and in line with the Special Shareholder Meeting held by the company on January 4, 2013.

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3.3          Subsequent events to most recent financial statements

The said decrease of capital stock shall enter into force only: (i) upon approval by BACEN; (ii) 60 days after the minutes of the Special Shareholder Meeting passing resolution on decrease of capital stock is published, at no objection by creditors; and (iii) upon prior approval by most debenture holders of Santander Leasing.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

3.4          Results application policies

3.4       Please describe the results application policies for the most recent three fiscal years, indicating:

(a)       retained profits rule;

(b)       dividends distribution rules;

(c)       dividends distribution periodicity;

(d)       any restrictions to dividends distribution imposed by law or special regulation applicable to Santander Brazil, as well as agreements, court decisions, administrative orders or arbitration awards.

Calculation of net profit and reserve allocation in any fiscal year, as well as values available for distribution, is based on our consolidated financial statements, prepared according to Brazilian GAAP. Thus, our net profit calculated according to Brazilian GAAP may differ from the net profit calculated according to IFRS criteria, mainly in view of amortization of premium arising from the acquisition of Banco ABN AMRO Real S.A. in 2008.

Our future dividend policies and the amount of future dividends or interest on own capital, which we shall recommend to our shareholders for distribution, will depend on several factors, including, but not limited to, our cash flow, financial condition (including out capital base), investment plans, estimates, legal liabilities, economic environment and other factors we deem relevant then. The amount of future dividends or interest on own capital to be paid is subject to the Joint Stock Companies Act and shall be determined by our shareholders meeting in a shareholders meeting, as described below.

Every regular shareholder meeting, the Board of Directors must make a recommendation about the application of the net profit from the former fiscal year, which must be the subject matter of resolution by shareholders. Within the meaning of the Joint Stock Companies Act, "net profit" in any fiscal year is defined as the result of the relevant fiscal year that remains after deduction of amounts comprising the accruals for losses, income tax and payroll taxes in that fiscal year, accrued losses from former fiscal years, and any sums aimed at payment of statutory profit sharing to officers and employees of Santander Brazil. We refer to such amount as "adjusted net profit".

The holders of shares issued by us, on the date in which the dividend is declared, are entitled to receive dividends. According to the Joint Stock Companies Act, as a rule, annual dividends must be paid within 60 days as of the date they are declared, except as otherwise provided in resolution of shareholders; in that case, such other payment date must occur before expiration of the fiscal year in which the dividends were declared. Also according to the Joint Stock Companies Act, unclaimed dividends do not accrue interest, are not adjusted at inflation rate, and may be reversed to the company three years after being declared. Hence, on April 30, 2013, our shareholders approved in regular and special shareholder meetings the amendment to the deadline for payment of dividends and interests ascribed to the net equity concerning specifically the year 2013, to 180 days as of the date they are determined by our Board of Directors, and, in any case, in the year 2013.

Santander Brazil results distribution practice in the most recent three fiscal years was to distribute to shareholders more than 72.0% of adjusted net profit, after entry to the legal reserve account, by means of dividends and interest on own capital. In 2010, Santander Brazil distributed 96.6% of adjusted net profit. In 2011, declared dividends and interest on own capital reached 85.5% of adjusted net profit. In 2012, total dividends and interest on own capital distributed reached 72.0% of

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3.4          Results application policies

adjusted net profit. Moreover, in 2012, intermediary dividends were distributed to the statutory reserve account, for Dividends Equalization, amounting to BRL 491,050 thousand, so that the total distribution corresponded to 88.2% of adjusted net profit.

In addition to application of dividends and interest on own capital, 5% of the result in the period is entered to set up the legal reserve.

The remaining profit may be entered to the statutory reserve account for dividends equalization. Santander Bylaws say that, after deduction of amounts aimed at legal reserve and mandatory dividend, the remaining balance of adjusted net profit may be entered to reserve for dividends equalization, which may not exceed 50% of its capital stock value. In 2010, Santander Brazil entered 3.4% of adjusted net profit to Dividends Equalization Reserve; in 2011, 14.5% of adjusted profit; and in 2012, it was approved to enter 28.0% to the Dividends Equalization Reserve.

(a)       Retained profits rule

According to corporate law and the bylaws of Santander Brazil, the net profit of the year may be retained in order to meet such capital application needs as stipulated in the general budget, submitted by the management and approved in shareholders meeting. In 2010, Santander Brazil entered 3.4% of adjusted net profit to Dividends Equalization Reserve; in 2011, 14.5% of adjusted profit; and in 2012, it was approved to enter 28.0% to the Dividends Equalization Reserve.

(b)       Dividends distribution rules

Santander Brazil Bylaws say that an amount not lower than 25% of net profit – the legal reserve and the contingency reserve allocations deducted – must be available for distribution as dividends or interest on own capital in any fiscal year. Such amount stands for mandatory dividends. Calculation of net profit and allocations to reserves, as well as values available for distribution, is based on our individual financial statements, prepared according to Brazilian GAAP as adopted by CMN and BACEN. In the most recent three fiscal years, it was distributed to shareholders, within the meaning of dividends and interest on own capital, sums higher than minimum requirement, as shown in Table 3.5 below.

(c)       Dividends distribution periodicity

Distribution of dividends and/or interest on own capital is annual (at Regular Shareholders Meeting), based on the result of the fiscal year, and the Board of Directors may further declare dividends to the profit account ascertained in six-month, three-month, two-month or one-month balance sheet, or otherwise declare intermediary dividends to the accrued profits account or profits reserve existing in the most recent annual or semiannual balance sheet.

Accordingly, in 2010, Santander Brazil approved, by means of its Board of Directors, the detachment of interest on own capital and/or dividends, in March, June, September and December that year, as described below:

•         Interest on own capital amounting to BRL 400,00 thousand detached on 03/22/10;

•         Interest on own capital amounting to BRL 400,00 thousand detached on 06/30/10;

•         Interest on own capital amounting to BRL 530,00 thousand detached on 09/22/10;

•         Interest on own capital amounting to BRL 430,00 thousand detached on 12/22/10;

•         Dividends based on balance sheet dated 03/31/10 amounting to BRL 500,000 thousand detached on 06/30/10; and

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3.4          Results application policies

•         Dividends based on balance sheet dated 11/30/10 amounting to BRL 1,280,000 thousand detached on 12/22/10.

•         In 2011, Santander Brazil approved, by means of its Board of Directors, the detachment of interest on own capital and/or dividends, in March, May, June, September and December that year, as described below:

•         Interest on own capital amounting to BRL 600,00 thousand detached on 03/24/11;

•         Interest on own capital amounting to BRL 550,00 thousand detached on 06/21/11;

•         Interest on own capital amounting to BRL 400,00 thousand detached on 09/22/10 and re-ratified on 10/26/11;

•         Dividends based on balance sheet dated 04/30/11 amounting to BRL 476,160 thousand detached on 05/31/11;

•         Dividends to statutory reserve account for dividends equalization amounting to BRL 273,840 thousand detached on 05/31/11;

•         Dividends based on balance sheet dated 05/31/11 amounting to BRL 100,000 thousand detached on 06/21/11;

•         Dividends based on balance sheet dated 11/30/11 amounting to BRL 775,000 thousand detached on 12/21/11.

As a final point, in 2012, Santander Brazil approved, by means of its Board of Directors, the detachment of interest on own capital and/or dividends, in March, June, September and December that year, as described below:

•         Interest on own capital amounting to BRL 400,00 thousand detached on 03/28/12;

•         Interest on own capital amounting to BRL 170,00 thousand detached on 06/27/12;

•         Interest on own capital amounting to BRL 450,00 thousand detached on 12/19/12;

•         Dividends based on balance sheet dated 05/31/12 amounting to BRL 410,000 thousand detached on 06/27/12;

•         Dividends to statutory reserve account for dividends equalization amounting to BRL 490,000 thousand detached on 06/27/12;

•         Dividends based on balance sheet dated 08/31/12 amounting to BRL 150,000 thousand detached on 09/26/12;

•         Dividends based on balance sheet for Semester 1/2012 amounting to BRL 348,950 thousand detached on 09/26/12;

•         Dividends to statutory reserve account for dividends equalization amounting to BRL 1,050 thousand detached on 09/26/12; and

•         Dividends based on balance sheet dated 11/30/12 amounting to BRL 250,000 thousand detached on 12/19/12.

(d)       Any restrictions to dividends distribution, imposed by law or special regulation applicable to Santander Brazil, as well as agreements, court decisions, administrative orders or arbitration awards.

Santander Brazil does not have any restrictions on dividends distribution.

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3.5          Dividends distribution and net profits retention

(Reais)	Fiscal year (31/12/2010)		Fiscal year (31/12/2011)		Fiscal year 31/12/2010
Net profit	3,028,009,072.44		3,392,209,607.94		3,663,848,000.00
Dividend distributed in relation to net profit adjusted	71.960000		85.520000		96.600000
Rate of return in relation to the net assets of the issuer	3.310000		4.420000		5.500000
Total Dividend distributed	2,178,950,332.10		2,901,159,939.93		3,540,000,000.00
Net profit	1,008,427,638.89		669,587,015.69		316,682,000.00
Date of approval of the retention	4/30/2013		4/25/2012		4/26/2010

Net profit	Amount	Payment of dividend	Amount	Payment of dividend	Amount	Payment of dividend
Priority Dividend Minimum
Common	385,788,163.44	2/26/2013
Preferred	371,214,104.67	2/26/2013
Interest on own capital
Common	519,817,315.00	2/26/2013	789,885,923.15	2/28/2012	896,895,899.86	2/25/2011
Preferred	500,182,685.00	2/26/2013	760,114,076.85	2/28/2012	863,104,100.14	2/25/2011
Others
Common	204,842,851.01	2/26/2013	256,382,256.33	2/28/2012	254,799,971.55	2/25/2011
Preferred	197,105,212.98	2/26/2013	246,725,281.64	2/28/2012	245,200,028.45	2/25/2011
Mandatory Dividend
Common			432,182,737.30	2/28/2012	652,287,927.16	2/25/2011
Preferred			415,869,664.66	2/28/2012	627,712,072.84	2/25/2011

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3.6          Dividends entered to retained profits account or reserve

3.6       Please inform whether in the most recent three fiscal years any dividends were entered to retained profits account or reserves set up in former fiscal years.

In the last three fiscal years, no dividends were declared to the retained profits account, pursuant to the capital budget.

In 2011, Santander Brazil declared dividends to the statutory reserve account for dividends equalization, amounting to BRL 273,840 thousand.

In 2011, Santander Brazil declared dividends to the statutory reserve account for dividends equalization, amounting to BRL 491,050 thousand.

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3.7          Indebtedness level

Fiscal year	Total Amount of the debt, of any nature	Index Type	Indebtedness Index	Description and reason for the use of another index
12/31/2012	306,976,206.00	Indebtedness Index	3.18000000

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3.8          Obligations according to nature and maturity

Fiscal year (31/12/2012)
Debt type	Lower than 1 year	1 to 3 years	3 to 5 years	5 years and above	Total
Unsecured	182,474,970.00	87,312,370.00	29,595,171.00	7,593,695.00	306,976,206.00
Total	182,474,970.00	87,312,370.00	29,595,171.00	7,593,695.00	306,976,206.00
Remark:

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3.9          Other relevant information

Please provide any further information that the issuer shall deem relevant:

All relevant information is described in the former items.

Please note: We did not detect further relevant information in the financial statements. If needed, please ratify with other areas.

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4.1          Risk factors description

4.1       Please describe the risk factors that may influence the investment decisions, especially those related to:

a.         the issuer;

b.         their direct or indirect controller, or controlling group;

c.         their shareholders;

d.         their controlled and affiliated companies;

e.         their suppliers;

f.          their clients;

g.         sectors of economy where the issuer operates;

h.         regulation of sectors where the issuer operates;

i.           foreign countries where the issuer operates.

4.2       Regarding each of such risk factors as abovementioned, if relevant, please comment on any expectancy to reduce or enhance the issuer's exposure to them.

Our business, financial condition and operating results may be materially and adversely affected due to concretion of one or more risk factors described below. Consequently, our Units and American Depositary Shares (ADS) may be depreciated and investors may lose their investment, in full or in part. We may face risks and uncertainties further than those we are aware of so far, or which we deem irrelevant by now, but which can affect our business as well.

Risks Related to Brazil

The Brazilian Government has exerted, and is exerting, material influence upon the Brazilian Economy. Said involvement, allied to Brazilian political and economic state of affairs, may produce an adverse effect on our financial condition and the market price of our securities.

The Federal Government exerts material influence upon the Brazilian Economy and sometimes materially changes their policies and regulations. The Brazilian Government measures to control inflation and other policies and regulations historically have already involved, inter alia, increased interest rates, amended tax policies, price control, currency oscillation, investments flow taxation, capital control, restrictions on imports, and regulatory changes. Our business, financial condition, operating results, and market price of our securities may be adversely affected by changes in policies or regulations involving certain factors, including, but not limited to:

•         Interest rates;

•           Exchange rates and controls and restrictions to capital flows outward Brazil (such as those briefly imposed in 1989 and early in 1990);

•         Reserve requirements;

•         Capital requirements;

•         Currency oscillations;

•         Inflation;

•         Liquidity of domestic capital and credit markets; and

•         Tax and regulatory policies.

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4.1          Risk factors description

Although the Brazilian Government has implemented a number of solid economic policies in the past years, uncertainties about implementation of such policies or regulations by the Brazilian Government in the future may contribute to economic uncertainty in Brazil and to increased volatility of Brazilian markets for bonds and securities issued abroad by Brazilian issuers. These uncertainties and other events involving the Brazilian economy may have adverse effects on us, as well as the market price of our securities.

For instance: by the end of 2010, with the purpose of stabilizing economic growth and preventing excessive heating of economy, the Central Bank of Brazil started introducing monetary restraining measures aimed to control credit to consumers, including the introduction of a different minimum capital requirement for certain loans, and the enactment of rules of minimum payment for consumers with debt balances in credit cards, and expansion of compulsory deposits for financial institutions. In the second half of 2011, as the economic activity would seem to be declining, the Central Bank eased off some of such restraining measures and kept on doing so in 2012, including by means of reduced requirements of cash deposits and time deposits reserve, and amendments to reserve requirements for farming loans and vehicle financing. Furthermore, state-owned banks have a material market share in Brazil, with access to certain credit facility programs that are not available to private banks. Sometimes, the Brazilian Government makes use of state-owned banks to fire up competition.

We are not in a position to estimate in full the impact of such measures on our business and credit operations, and we cannot predict how present or future measures may affect our business. Any changes in statutory capital requirements concerning loans, reserve requirements, or credit card regulations, inter alia, may significantly jeopardize our business.

Efforts by the Government to control inflation may prevent Brazilian economy from growing and impair our business

Brazil experienced absurdly high inflation rates in the past and, because of that, introduced monetary policies that resulted in one of the highest interest rates in the world. The anti-inflation measures by the Brazilian Government, mainly by the Central Bank of Brazil, have had and may have in the future material effects on Brazilian Economy and our business. Monetary restraining measures with high interest rates and high requirements of compulsory reserve may limit the Brazilian growth and credit availability, reduce our volumes of loans and enhance our accruals for losses from loans. On the other hand, more lenient policies by the Government and the Central Bank, and reduced interest rates, may trigger inflation and, consequently, increase the volatility and the need to raise the interest rates subtly and materially, which could jeopardize our interest rate spreads.

From January 2000 to August 2005, average interest rate in Brazil was 18.9% with minimum at 15.25% and maximum at 26.5% in the period. With a favorable macroeconomic environment and inflation stability, the Central Bank instated the cycle of reducing the interest rates as of September 2005, from 19.5% to 8.75% in March 2010, when the interest rate reached a historical drop for that period. Then, aiming at balancing domestic demand, the Central Bank triggered another period of interest rate adjustment, reaching 12.5% in July 2011. However, the Central Bank of Brazil has reviewed its monetary policies in August 2011, when it introduced monetary easing policies in order to mitigate the overflow effects of the continued international financial crisis (mainly in Europe). As a result of such change in policies, the SELIC (Settlement & Custody Special System) rate (reference interest due to holders of certain BR government bonds) was reduced several times in the second half of 2011 and during 2012, reaching 7.25% on October 10, 2012. It was kept at 7.25% until December 31, 2012.

Most part of our income, expenses, assets and liabilities is directly bound to interest rates. Thus, our operating results and financial condition are materially affected by inflation, interest rate oscillations and related government monetary policies, all of which can produce material and adverse effects on the Brazilian economy growth, our loan portfolios, our funding costs and our revenue from credit operations. We estimate that in 2012 a 1% increase or decrease in basic interest rate would have resulted in increase or decrease, respectively, of our net interest margin, at BRL 272 million. Any changes in interest rates may affect our business, financial condition and operating results. Besides, increased basic interest rates may jeopardize us, because of reducing the demand for our credit and

4.1          Risk factors description

investment products, raising the costs of credit facilities, and broadening the risk of default by our clients.

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Inflation has an adverse bearing on our personnel and administrative expenses, which are directly or indirectly attached to inflation rates, usually IPCA (Consumers Price Index) and IGP-M (General Price Index – Market). For instance, considering the figures in 2012, each oscillation of additional percentile point to inflation would impact our personnel expenses and other administrative expenses in something like BRL 71 million and BRL 59 million respectively.

Oscillating interest rates may affect our obligations under employee pension funds already existing.

We sponsor some defined benefit pension plans and a health insurance that benefit some of our former employees and current employees, most of which inherited from BANESPA (please note that we terminated the use of defined benefit pension plans to our employees in 2005).

In order to determine the funding status per defined benefit pension plan and, consequently, registered reserves as necessary for payments to future beneficiaries, we use certain actuarial methods and intrinsically uncertain assumptions, entailing the exertion of significant discretion, including regarding interest rates, which are key assumptions for ascertaining our current obligations under pension plans already existing, for the interest rates are used to calculate the present value of such obligations.

Any changes in the present value of our obligations, under our existing defined benefit pension plans, due to reduced value of pension plan assets (depending on the financial markets performance) or increased liabilities under pension plan in view of changing mortality assumptions, salary increase rate, discount rate assumptions (mainly based on yield levels of high performance securities), inflation, rate of return estimated on assets of the plan, or other factors, could cause us to enhance contributions in order to reduce or settle deficits, which would deviate resources used in other areas of our business and reduce our capital resources. Although we can control many of the abovementioned factors, some of them we cannot control at all, and some of them we can control on a limited basis.

An increase in our pension obligations and liabilities could have a material adverse effect on our business, financial condition and operating results.

For instance: in an attempt to encourage economic growth, in 2012, the Central Bank of Brazil progressively reduced SELIC to a historical level of 7.25% in October 2012, which was the rate in force in December 31, 2012. The actual rate on bonds attached to the government was reduced as well, from 6.0% on December 31, 2011, to 4% at the end of 2012.

Due to reduced interest rates, the present value of obligations under our existing defined benefit pension plans was higher on December 31, 2012 than on December 31, 2011. Further reductions in interest rates may materially impair the sponsored status of our defined benefit pension plans, and cause us to make further contributions to such plans, in order to comply with our pension funding obligations.

Regulatory amendments may cause adverse effects on us.

Brazilian financial markets are subject to intense and permanent regulator control by the Federal Government, especially the Central Bank of Brazil, CVM and CMN. We do not have control on government regulations ruling all aspects of our operations, including those regulations imposing:

•                Minimum capital requirements;

•                Compulsory deposit or reserve requirements;

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4.1          Risk factors description

•                Fixed rate assets investment requirements;

•                Loan facilities thresholds and other credit restrictions, including compulsory allocations;

•                Limitations and other restrictions on rates;

•                Interest thresholds that banks may impose or interest capitalization periods;

•                Accounting and statistic requirements; and

•                Other requirements or limitations within the context of the global financial crisis.

The regulatory structure governing Brazilian financial institutions is in continuous evolution, and the Central Bank is known for reacting actively and passively to events involving our industry.

The measures enacted by the Central Bank and the amendment to existing laws and regulations, or the enactment of new laws and regulations, could adversely affect our ability to grant loans, make investments, or provide certain financial services.

Increased reserves, compulsory deposit requirements, and minimum capital requirements, may have a material adverse effect on our business, financial condition and operating results.

From time to time, the Central Bank of Brazil changes the level of compulsory reserves and deposits that financial institutions in Brazil must keep before the Central Bank of Brazil. In the future, the Central Bank of Brazil may raise compulsory deposit or reserve requirements, or impose new requirements. Increased requirements of compulsory deposit or reserve reduce our liquidity for loans and other investments; therefore, it may have a material adverse effect on our business, financial condition and operations.

Generally, compulsory deposits do not deliver the same return as other investments and deposits, because a portion of compulsory deposits:

•                Do not yield interest;

•                Must be kept as Brazilian Federal Government Bonds; and

•                Must be used to finance government programs, including federal programs for housing and for farming subsidy.

In March 2013, the Central Bank enacted Basel III rules concerning capital requirements and estimated schedule for implementation in Brazil. However, the final requirements on liquidity and leverage have not been defined. We are not in a position to estimate in full the impacts of the final rules enacted by the Central Bank of Brazil.

Changes in taxes and other duties may jeopardize us.

From time to time, Brazilian Government enacts amendments to tax laws and other taxation rules, which we and our clients are subject to. Such amendments include changes in tax rates and, sometimes, instatement of temporary taxes, the proceeds from which are assigned to specific governmental purposes. The effects of such changes were not and can not be quantified, and it is not possible to assure that such amendments, once enacted, will not jeopardize our business. Moreover, such changes may give room for uncertainties in the financial system, increasing the funding costs and contributing to drive up our bad debts portfolio.

Future amendments to tax policies that may affect our financial operations include the instatement of new taxes. For instance, under Provisional Ordinance 539 dated 2011, the Brazilian Government instated the collection of IOF (Tax on Financial Operations / Derivative Securities) at a 1.0% daily rate on the notional value of the rise in exchange exposure.

4.1          Risk factors description

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Furthermore, in March 2012, the Government changed the rules applicable to taxes accruing on exchange operations settlement for ingressions of funds linked to foreign loans, stipulating that loans the terms of which were shorter than 1800 days would be subject to 6.0% taxation. In June 2012, such rules were amended by the Brazilian Government, with the period of 1800 days being reduced to 720 days. In December 2012, the rule was amended once again, in the sense that only foreign loans with terms shorter than 360 days would be subject to 6.0% taxation. The tax rate (1.5%) was taken up to 3.0% (April 2011) and then down to 1.5% (0.5% in December 2011 and 1% in May 2012). Until 2007, certain financial operations were subject to provisional contribution on financial transactions (CPMF – Provisional Contribution on Handling or Streaming of Values and Financial Credits and Rights). However, uncertainty remains as to whether CPMF or a similar tax is going to be reinstated in the future. Moreover, the Brazilian Congress may discuss comprehensive tax reforms in Brazil aimed at improving efficacy of economic resources allocation, as suggested by the Executive Branch of the Brazilian Federal Government. Comprehensive tax reforms are being discussed in Brazil in the last years. We cannot predict if such tax reforms are going to be instated in the future, or quantify the effects of any such changes, if instated.

Exchange Rate volatility may have a material adverse effect on Brazilian Economy and our business.

In the last decades, Brazilian Currency has experienced frequent and material oscillations in relation to US dollar and other currencies. From 2000 to 2002, Brazilian Real devaluated significantly before US Dollar, reaching a sale exchange rate of BRL 3.53 per USD 1.00. From 2003 to middle 2008, BRL valuated significantly before USD due to stabilization of macroeconomic environment and a strong foreign investment in Brazil, at a BRL 1.56 per USD 1.00 exchange rate in August 2008. As a result of the global financial markets crisis from middle 2008, BRL devaluated 31.9% before USD during 2008 and reached BRL 2.34 per USD 1.00 on December 31, 2008. Brazilian Real recovered in the second half of 2009 and kept on valuating in 2010, reaching BRL 1.74 per USD 1.00 on December 31, 2009 and BRL 1.67 per USD 1.00 on December 31, 2010, mainly due to consumers' confidence recovery and exports and foreign investments in the second half of 2009, the effects of which remained in

2010. Brazilian Real kept on valuating early in 2011, reaching BRL 1.53 per USD 1.00 on July 26, but devaluated in the second half of that year due to continued international financial crisis (particularly in

Europe), which put a certain selling pressure on Brazilian Real and, on December 31, 2011, the exchange rate was BRL 1.88 per USD 1.00. Early in 2012, Brazilian Real valuated to reach BRL 1.70 per USD 1.00 on February 28, 2012, but since then it is showing devaluation and reached BRL 2.04 per USD 1.00 on December 31, 2012.

BRL devaluation before USD could as well put an inflationary pressure on Brazil and cause a rise in interest rates, which could jeopardize the Brazilian economy growth as a whole and impair our financial condition and operating results. Furthermore, BRL depreciation could escalate our obligations and funding costs linked to the foreign currency, cause adverse effects on the market prices of our securities portfolios and produce similar consequences to our borrowers. On the other hand, BRL valuation before USD and other currencies could cause deterioration of Brazilian reserves, and reduce the growth triggered by exports. Depending on the circumstances, BRL devaluation or valuation could materially and adversely affect the Brazilian economy growth and our business, financial condition and operating results.

In the fiscal year ended on December 31, 2012, an oscillation of 1.00% in the exchange rate for BR Real / US Dollar would have resulted in oscillation of expenses with interest on our outstanding liabilities denominated in US Dollar, amounting to BRL 155.3 million in that period.

Some events and risk perception in other countries, mainly the USA, European countries and emerging market countries, could impair our access to credit facilities and the market price of our securities.

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4.1          Risk factors description

The market price of securities from Brazilian issuers is affected by the economic conjuncture and the market conditions in other countries, including in the USA, European countries (including Spain, where Santander Spain, our indirect controlling shareholder, is headquartered), as well as in other Latin American countries and the emerging market countries. Although the global economy and the financial markets and money markets were recovering from crisis 2008 during 2010 and early in 2011, the global markets state of affairs deteriorated again in 2011, which endured in 2012. European countries faced serious tax problems, including high levels of indebtedness, which impaired the growing and increased the risk of sovereign debt default. Still in 2011, the USA faced tax difficulties culminating in the US long-term sovereign credit rating down by Standard & Poor's. Continuous political discussions in 2012 on how the US Government would deal with the so-called "tax abysm" contributed to economic uncertainty. In 2012, global economy kept on growing slowly. During that year, overflows from the crisis in Europe put a negative weight on activity and confidence, and global recovery slowed down. Although the economic conjuncture in Europe and the United States may differ significantly from that in Brazil, the investor reactions to events in those countries may jeopardize the market price of securities from Brazilian issuers. In particular, the investor perceptions of the risks associated to our securities may be affected by their perceptions of the risk conditions in Spain. More to the point, crises in other emerging market countries may reduce the investor interest in securities from Brazilian issuers, including our securities. That could impair the market price of our securities, limit our access to money markets, and jeopardize our ability to finance our operations in the future under favorable terms.

Besides, we remain exposed to disturbances and volatility in global financial markets, due to their effects on financial and economic environment in countries where we operate, especially Brazil, such as economy deceleration, increased unemployment rate, decreased purchasing power and credit unavailability. We extend loans mainly to Brazilian borrowers, and such effects could have material and adverse impacts on our clients, thus increasing our portfolio of bad debts, causing the risk associated to our credit activities to rise up and requiring us to review our risk management models and reserves for losses from loans. For instance, we faced an increase in our portfolio of loans matured more than 90 days ago, which amounted to 5.8% at the end of December 2010 and 6.7% on December 31, 2011, partially because of increased uncertainties in global economy and a deceleration in Brazilian Economy. On December 31, 2012, such indicator reached 7.6%.

Continued or worsened instability or volatility in global financial markets could push further the negative impacts on the financial and economic environment in Brazil and in other countries where we operate, which could have an adverse effect on us.

Risks Related to our Business and the Brazilian Financial Services Sector

An increasingly competitive environment and recent consolidations in the Brazilian financial services market may impair our business prospects.

Brazilian financial markets, including banks, insurance companies, and assets management, are highly competitive. We face expressive competition in all our main areas of operation, from domestic and foreign, public and private banks, as well as insurance companies. In the last years, banking and insurance competition went up. Besides, the Brazilian financial sector consolidation, with incorporation of big banks, especially in 2008 and 2009, and public banks privatization, has also contributed to stir up competition in the Brazilian market of banking and financial services. In 2009 and 2012, we experienced credit spreads compression from some of our competitors, in line with public banks that aggressively expanded their volume of loans with spreads lower than those charged by private banks. As happening in 2009 and 2012, we may experience similar situations that may jeopardize us and reduce our market share in the future.

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4.1          Risk factors description

New amalgamations and acquisitions of banks and insurance companies by one of our competitors would probably raise their market share and client base; as a result, we could face tougher competition. Intensification of competition could jeopardize our results and business prospects, including because of, but not limited to:

•                Limiting our ability to expand our client base and spread out our operations;

•                Reducing our profit margins from banking products and services, insurance, leasing and other products and services we offer; and

•                Stirring competition for investment opportunities.

Our securities and derivative financial papers are subject to market price and liquidity oscillations due to changes in economic conjuncture, and may generate significant losses.

Financial papers, including securities, stand for 17.7% of our total assets. Any future profits or losses, achieved or not achieved, regarding such investments or hedge strategies could have a material impact on our revenue. Such profits and losses, which we book when we sell or mark to market the investments in financial papers, may vary considerably from a period to another. For instance, when we sign derivative operations to protect ourselves from BRL devaluation or decreased interest rates, but instead the BRL value goes up, or the interest rates rise, then, we may incur into financial losses. We cannot predict the amount of profits or losses in any future period, and such oscillations as experienced from a period to another do not necessary provide a significant prospective milestone. The profits or losses in our investment portfolio may generate volatility in the net revenue levels and maybe we cannot obtain return on our consolidated investment portfolio or any portion thereof in the future. Any losses as to our securities and derivative financial papers could produce materially adverse effects on our operating revenue and financial condition. Furthermore, any devaluation of such securities and derivatives could cause our capital indexes to fall, which could impair our ability to do credit business at the levels we currently predict.

We may experience rises in our levels of overdue loans to the extent that our loans portfolio matures.

Our loan portfolio has grown substantially in recent years. On December 31, 2012, our loan portfolio had grown 8.5% and our overdue loans had rose 22.8%. Increases in our levels of overdue loans slowed the growth rate of loans and the increase in our level of overdue loans reflects, in part, the slowdown in economic activity in 2012. Specifically, many of our borrowers, specifically those focusing on industrial production for retail sales, showed a greater appetite for borrowing in 2010 and 2011 (mainly to finance the expansion of their production capacity) with expectation of favorable economic conditions, which did not occur in 2012. Moreover, in recent years, consumer credit was more widely accessible to Brazilian families, due to a significant reduction in social and regional inequalities and greater purchasing power for Brazilian families, which led many Brazilian families to take a high level of household debt, largely due to lack of experience in credit management. Combined with the high interest rates and inflation, the increased availability of consumer credit resulted in higher default rates and increased our level of overdue loans, by virtue of our loan portfolio to mature in such portfolio. The rapid growth of loans (such as occurred in loans for corporate and individual borrowers in 2010 and 2011) may reduce our ratio of overdue loans / total loans until slowing growth or the portfolio becoming more balanced. Market trends described above have contributed to increases in our level of overdue loans, and may result in increases in our provision for losses on loans, write-offs and ratio of overdue loans / total loans, which could have an adverse effect on our business, financial condition or operating results.

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4.1          Risk factors description

Maybe our loans portfolio stops growing at that rate, while economy uncertainties may lead our loans portfolio to retrench.

We can not assure that our loan portfolio will continue to grow at rates similar to our historical growth rate. A reversal in the growth rate of Brazilian economy, a slowing growth in customer demand, increased competition in the market, or changes in government regulations and rise in SELIC rate could harm the growth rate of our loan portfolio and our risk index, and thus increase our required reserves for losses on loan. As a result of slowdown in economic growth in 2012, our loan portfolio grew 8.5% in 2012, compared to 20.9% in 2011. Continuing economic uncertainty could materially impair the liquidity, business and financial condition of our clients, and lead to reduced overall consumer spending and a rising in unemployment. All this could, in turn, result in a decrease in the demand for loans in general, which could have a material adverse effect on our business.

Our loan and investment portfolios are subject to prepayment risk, which could result in assets reinvestment under less profitable terms.

Our loan and investment portfolios are subject to prepayment risk resulting from the borrower's ability to repay the loan before its maturity date, occurring on a date incompatible with the loan financing on our part. Generally, in an environment of decreasing interest rates, prepayment activity increases, having the effect of reducing the weighted average lifespan of assets generating interest, and adversely affecting the results. The prepayment risk also has an adverse impact on our credit card and mortgage portfolios, because the prepayments can shorten the weighted average lifespan of such portfolios, which may result in a mismatch in credit facilities or reinvestment at lower yields.

Credit risks, market risks and liquidity risks may have an adverse effect on our credit ratings and funding costs. Any downgrade of the credit rating for Brazil, our controlling shareholder, would likely increase our funding cost, would force us to provide additional collateral under certain of our derivative contracts, and would undermine our interest margins and operating results.

Credit ratings affect the cost and other terms on which we can obtain resources. The rating agencies regularly evaluate us and ratings of our long-term debt are based on several factors, including our financial strength, conditions affecting the financial services industry in general, and the economic environment in which the company operates.

In 2012, the three major rating agencies: Standard & Poor's Rating Services ("S&P"), Fitch Ratings Ltd. ("Fitch") and Moody's Investor Services, Inc. ("Moody's"), downgraded the sovereign rating of Spain, due to fiscal crises in Spain and several other countries in Europe. Consequently, the credit rating of Santander Spain (our controlling shareholder) was also downgraded by the three major rating agencies: Fitch Ratings (on June 11, 2012) from A to BBB+; Moody's (on June 25, 2012) to Baa2; and S&P (on October 15, 2012) to BBB; which, in each case, was one degree above the sovereign rating of Spain.

Despite recent downgrades in credit ratings of our controlling shareholder, Santander Spain, we did not suffer any considerable impact on our financing costs nationwide, during 2012, and no such downgrades resulted in a requirement that we should present additional warranty, or limited our access to money markets. We believe we have a stable credit facility portfolio, with approximately 90.0% of our credit facilities in the domestic market. Our long-term debt in foreign currency is currently rated as BBB with stable perspectives by S&P, as BBB with negative perspectives by Fitch, and as Baa2 with positive perspectives by Moody's. A downgrade in the credit rating of Santander Brazil may increase our international funding cost by about 200 bps. A scenario of increased credit spread of 200 bps would result in a preference to issue bonds in the local market, where we concentrate our funding base.

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4.1          Risk factors description

Any downgrade of the sovereign credit ratings of Brazil, our controlling shareholder, or our ratings, would likely increase our borrowing cost. For example, the ratings downgrade could adversely affect our ability to sell or trade certain products of ours, such as subordinate securities, or to perform certain long-term and derivative operations, and to retain our clients, particularly clients who need a minimum rating threshold to invest. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.

Taking into account the difficulties of the financial services industry and the financial markets, it is not possible to ensure that the rating agencies will maintain their current ratings or perspectives, or concerning the rating agencies with negative perspectives for us or our controlling shareholder, we can not assure that these agencies will review such perspectives up. Our failure to keep favorable ratings and perspectives would likely increase our credit facility costs and impair our interest margins and operating results.

The efficiency of our credit risk management is affected by quality and reach of information available in Brazil.

In order to evaluate the creditworthiness of clients, we use to base on credit information available in our own internal databases, certain consumer credit information available to the public, and other sources. Due to limitations in information availability and information infrastructure in development in Brazil, our credit risk assessment associated with a particular client may not be based on complete, accurate or reliable information. Furthermore, we can not ensure that our credit score systems bear complete or accurate information reflecting the actual behavior of clients or that their credit risk can be properly assessed. Without complete, accurate and reliable information, we must rely on other tools available to the public and our internal tools, which may not be effective. As a result, our ability to manage efficiently our credit risk and subsequently our provisions for losses on loans may be significantly impaired.

Seeing as our main sources of funds are short term deposits, any sudden shortage of resources could cause increased costs of credit facilities and adverse effects on our revenue.

Client deposits are our main source of funds. On December 31, 2012, 54.0% of our client deposits had remaining maturities of one year or less, or were demand deposits, while 46.0% of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a significant number of our depositors withdraw their cash deposits or do not prolong their time deposits upon maturity, our liquidity position, operating results and financial condition may be affected materially and adversely. We can not assure that, in the event of sudden or unexpected shortage of funds in the banking system, any financial markets in which we operate will be able to maintain levels of credit facilities without incurring in higher funding costs or settlement of certain assets. If this happens, our operating results and financial condition could be significantly jeopardized.

Exposure to Brazilian Federal Government Debt could produce material and adverse effects on us.

Like many other Brazilian banks, we invest in debt bonds issued by the Brazilian government. On December 31, 2012, approximately 13.8% of our total assets and 83% of our securities portfolio consisted of debt bonds issued by the Brazilian government. Failure to timely pay, by the Brazilian government, under the terms of such bonds, or significant decrease in their market value, will have a material adverse effect on us.

We take part in operations with related parties, which third parties maybe do not deem arm's length operations.

Probably, we will continue to engage in transactions with related parties (including our controlling shareholder) based on market conditions. Conflicts of interest may arise between us and related parties, which are not necessarily and may not be resolved in our favor. Please refer to "7 – Main Shareholders and Transactions with Related Parties".

4.1          Risk factors description

Our business is highly dependent on the proper functioning and improvement of information technology systems.

Our business is highly dependent on the ability of our information technology systems to timely process large numbers of transactions accurately in numerous and diverse markets and products. The proper functioning of our

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financial control systems, risk management, accountancy, customer service and other data processing systems is critical to our business and our ability to compete effectively. We make backups of data in relation to our key data processing systems that could be used in the event of disaster or failure of our major systems, and we establish alternative communication networks, if available. However, we do not operate all our redundant systems in real time and we can not assure that our business activities would not be significantly disturbed if there is partial or complete failure of any of these main systems of information technology or communications networks. These failures could be caused, among other things, by major natural disasters, software bugs, computer virus attacks, or conversion errors due to system upgrade. In addition, any security breach caused by unauthorized access to information or systems, or malfunction or intentional loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, operating results and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to make upgrade of our information technology systems and increase our ability in a timely and cost-efficient manner. Any significant failure of improvement or upgrade of information technology systems in an efficient or timely manner could materially and adversely affect our competitiveness, operating results and financial condition.

We are subject to counterparty risks in our banking business.

We are exposed to counterparty risks, in addition to credit risks associated with credit activities. For example, counterparty risks may arise from investment in securities of third parties, derivative contracts under which counterparties have obligations to make payments to us, or performance of negotiations with securities, futures, currencies or commodities, activities for proprietary trading that are not paid by the required date due to non-delivery by the counterparty, or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Usually, we negotiate with counterparties of the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by certain financial institutions and the financial services industry, and even rumors or questions about their solvency, usually lead to liquidity problems in the entire market, and could lead to losses or defaults by other institutions. Many of the routine operations in which we participate expose us to significant credit risk in the event of default by one of our significant counterparties.

If these risks give rise to losses, this may affect materially and adversely our operating results and financial condition. We have a diversified loan portfolio, without specific concentration greater than 10.0% of total loans; however, we can not assure that it will continue to be so. If counterparty risks give rise to losses, this may affect materially and adversely our operating results and financial condition.

Failure to protect personal information could jeopardize us.

In conducting our banking operations, we hold and manage sensitive personal information of clients. Although we have procedures and controls to protect personal information in our possession, unauthorized disclosure could subject us to lawsuits and administrative penalties as well as losses and damages that could significantly affect and jeopardize our operating results and financial condition.

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4.1          Risk factors description

Our market, credit, and operating risk management policies, procedures and methods, maybe are not fully efficient to mitigate our exposure to all risks, including those not identified or not predicted.

Our market and credit risk management policies, procedures and methods, including our use of value at risk ("VaR"), and other statistical modeling tools, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks not identified or not predicted by us. Some of our qualitative tools and metrics for risk management are based on using, on our part, of historical market behavior observed. We apply statistical tools and other types of tools to these observations for the quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. For example, these risk exposures could result from factors we did not anticipate or did not correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses could be thus significantly higher than that indicated by historical measurements. In addition, our quantified modeling does not take into account all the risks. Our more qualitative approach to manage those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential clients believe that our risk management is inadequate, they could transfer their business to another place, which could damage our reputation and adversely affect our revenues and profits.

Losses arising from operational risk can result from inadequate staff, inadequate or faulty internal control systems and processes, failures of information systems or external events that interrupt normal business operations. We also face the possibility that the design of our controls and procedures to mitigate operational risk is inadequate or insufficient. We incurred into losses from operational risk in the past, and it is not possible to assure absolutely that we will not incur into significant losses arising from operational risk in the future.

Moreover, our loan portfolio collateral value may fluctuate significantly or decline due to factors beyond our control, including macroeconomic factors affecting the economy of Brazil. Likewise, we may not have enough recent information about the collateral value, which can result in inaccurate assessment of losses due to the impairment of our loans secured by collateral. If it should happen, we may need to make additional provisions to cover losses from impairment of our loans, which could materially and adversely affect our operating results and financial condition.

Damages to our reputation could impair our business prospects.

Maintaining a positive reputation is critical to attract and retain our clients, investors and employees. Damage to our reputation may thus significantly harm our business and prospects. Damage to our reputation could come from numerous sources, including, but not limited to, employee misconduct, outcomes of litigation or regulations, non-delivery of minimum standards of service and quality, noncompliance, unethical behavior, and activities of clients and counterparties. Furthermore, negative publicity relating to us, true or not, can end up damaging our business prospects.

The actions by the financial services industry generally, or by certain individuals or players may also affect our reputation. For example, the role of financial service firms in the financial crisis and the apparent shift to increased regulatory oversight and enforcement, caused the public perception about us and other players in the financial services industry to deteriorate. The failure to establish or preserve favorable reputation among our clients and the market in general could have a material adverse effect on our business, financial condition and operating results.

We plan to keep on expanding our operations and maybe we cannot handle such expansion efficiently, which could have an adverse effect on our profitability.

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4.1          Risk factors description

We allocate management and planning funds for the development of strategic plans for organic growth, to identify potential acquisitions, disposals and restructuring areas of our business. We can not ensure we will always be able, in all cases, to manage our growth effectively or achieve our targeted strategic growth. The challenges that could result from strategic growth decisions include our ability to:

•                effectively manage the operations and employees of growing businesses;

•                maintain or increase our existing client base;

•                assess the value, strengths and weaknesses of candidates for investment or acquisition;

•                full integration of strategic investments, or newly established acquisitions or entities, consistent with our strategy;

•                proper alignment of our current systems of information technology with those of the enlarged group;

•                efficient implementation of our risk management policies to a broader group; and

•                administration of increasing number of entities without overburdening the directors or losing key staff.

Any lack of efficient management of growth, including with respect to any or all of the challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and business prospects.

Risks Related to our Controlling Shareholder, to our Units and to American Depositary Shares (ADSs)

Our ultimate controlling shareholder has great influence on our activities.

Santander Spain, our ultimate controlling shareholder, currently holds, directly and indirectly, something like 74.98% of our total capital. By virtue of its shareholding, our controlling shareholder has the power to control us and our subsidiaries, including the power:

•                to elect a majority of our directors who appoint our executive officers, establish policies of our administration and exercise total control over us and our subsidiaries;

•                to influence the appointment of our main officers;

•                to declare the payment of any dividend;

•                to agree to sell or otherwise transfer their controlling interest in our company; and

•                to determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and divestitures, and dividends.

We operate as an independent subsidiary within Santander Group. Our controlling shareholder has no liability for our banking operations, with the exception of the value of their interest in our capital. The interests of Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain will limit the ability of other shareholders to influence corporate matters. Consequently, we can act in ways that our other shareholders do not deem beneficial.

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4.1          Risk factors description

Our status as a controlled company and a foreign private issuer exempts us from certain corporate governance rules of the New York Stock Exchange ("NYSE"), limiting the protections provided to investors.

We are a "controlled company" and "foreign private issuer" within the meaning of the corporate governance rules of the NYSE. Under the NYSE rules, a controlled company is exempt from certain corporate governance requirements of the NYSE. In addition, a foreign private issuer may elect to observe the practice of the country of origin and do not comply with certain corporate governance requirements of the NYSE, including the requirements that (1) the majority of the board consists of independent directors, (2) it is established a committee of appointment and corporate governance composed entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities, (3) the establishment of a compensation committee composed entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities, and (4) it is held an annual evaluation of the performance of committees of appointment and corporate governance, and compensation committees. Although we have similar practices, they do not conform completely to the requirements of the NYSE, so we currently use these exemptions and intend to continue to use them. Thus, the potential investor will not have the same protections afforded to shareholders of companies subject to all the NYSE corporate governance requirements.

The cancellation of units may have a material adverse effect on the market for the units and the value of the units.

Holders of units may submit these units, in whole or in part, for cancellation in Brazil in exchange for common shares and preferred shares underlying such units. If holders of units submit significant number of units for cancellation in exchange for underlying common shares and preferred shares, the liquidity and price of the units may be affected materially and adversely.

The relative volatility and limited liquidity of the Brazilian securities markets may adversely affect the liquidity and market prices of the units and ADSs.

Although the Brazilian stocks market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major stock markets in North America and Europe. BM&FBOVESPA is significantly less liquid than NYSE or other major stock exchanges in the world. On December 31, 2012, the total market capitalization of BM&FBOVESPA was equivalent to approximately BRL 2.5 trillion (USD 1.2 trillion) and the top ten shares in terms of trading volume accounted for approximately 51.8% of all shares traded on BM&FBOVESPA for the year ended on December 31, 2012. By comparison, on December 31, 2012, the total market capitalization of NYSE was approximately USD 18.8 trillion. Although all of the outstanding shares of a listed company may be traded on BM&FBOVESPA, less than half of the listed shares, in most cases, are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or a single principal shareholder. The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit the ability of the investor to sell the Units or ADSs issued by us at the time and at the price they want, which could therefore have a negative impact on the market price of such securities.

The economic value of the investor's investment may be diluted.

Occasionally, we may need additional funds and, in the event there is no availability of public or private funding, or if our shareholders decide, we may issue additional shares or units. Any additional funds obtained by such capital increase may dilute the investor's ownership in our company.

The actual or anticipated sales of a substantial number of units, common shares or preferred shares issued by us in the future could reduce the market price of the ADSs.

Sales of a substantial number of our units or our common shares or preferred shares in the future, or a forecast for such sales, could adversely affect the market price of our units and ADSs. With respect to our registration on BM&FBOVESPA, formerly to October 7 (which can be extended to October 7,

4.1       Risk factors description

2014 due to certain circumstances), we were required to provide public float representing at least 25.0% of our total capital. On October 5, 2012, BM&FBOVESPA has extended the deadline for our compliance with that requirement until October 7, 2013, which may be extended for a further year if we present, at least ninety days prior to October 7,

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2013, a detailed plan for obtaining the minimum percentage of outstanding shares until October 7, 2014. On October 5, 2012, our outstanding public float was 24.4% of our total capital and Santander Spain informed its intention to increase the public float to 25.0% through sales to qualified investors in Brazil or abroad. If, in future, significant sales of units or common shares or preferred shares are completed, by existing or future holders, market prices of our ADSs may decline significantly. Accordingly, holders of ADSs may be unable to sell their ADSs at the price or above the price they paid for them.

The delisting of our shares of Level 2 on BM&FBOVESPA may adversely affect the price of our ADSs and units.

The companies listed on Level 2 of BM&FBOVESPA are required to submit public float of at least 25.0% of its total capital. On October 5, 2012, our public float was approximately 24.4% of our outstanding capital. Initially, we had a grace period of three years, from October 7, 2009, the date of registration of our shares on Level 2 of BM&FBOVESPA, renewable for a further period of two years upon presentation to BM&FBOVESPA of a plan to comply with the minimum public float requirement. On October 5, 2012, BM&FBOVESPA has granted an extension for compliance on our part that requirement until October 7, 2013, which period may be extended for another year if we present at least ninety days prior to October 7, 2013 a plan detailed obtaining minimum percentage of outstanding shares until October 7, 2014. Santander Spain reported its intention to increase the public float to 25.0% through sales to qualified investors in Brazil or abroad. If we do not meet the minimum public float requirement, we may be subject to fines and may even be excluded from Level 2 of BM&FBOVESPA and be traded on regular level of BM&FBOVESPA. Level 2 regulations are also subject to change and we may fail to meet such change. Although the delisting may result in liability for the controlling shareholder to make a mandatory offer for the purchase of minority shares, the delisting could result in a decrease in the price of our shares, units and ADSs.

Holders of our units and our ADSs may not receive any dividends or interest on shareholders equity.

According to our bylaws, we must generally pay our shareholders at least 25.0% of our annual net profit in the form of dividends or interest in net equity, calculated and adjusted under the Brazilian Joint Stock Companies Act ("adjusted net profit"), which may differ significantly from our net profit determined in accordance with IFRS. This adjusted net profit may be capitalized, used to absorb losses or otherwise retained as permitted by the Brazilian Joint Stock Companies Act, and may not be available to be paid in the form of dividends and interest in net equity. More to the point, the Brazilian Joint Stock Companies Act allows a publicly traded company like ours to suspend the mandatory distribution of dividends and interest in net equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid BRL 3.5 billion, BRL 3.2 billion and BRL 2.7 billion (BRL 0.93; BRL 0.84; and BRL 0.70 per unit) in the form of dividends and interest in net equity in 2010, 2011 and 2012, respectively, in accordance with our dividend policies. Please refer to "8 – Financial Information – (A) Consolidated Financial Statements and Other Financial Information – Payment of Dividends and Interest Assigned to Net Equity – Dividends".

Holders of ADSs may find it difficult to exercise their voting rights at our shareholder meetings.

Holders of ADSs will not be our direct shareholders and can not directly exercise the rights of shareholders under our bylaws and the Brazilian Joint Stock Companies Act. Holders of ADSs may exercise voting rights with respect to our units represented by ADSs pursuant to the deposit agreement governing the ADSs. These holders will face practical limitations in exercising their voting rights due to the additional procedures involved in our communications with ADS holders. We are required, for example, to publish the invitations to our shareholder meetings in specified newspapers in Brazil.

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4.1          Risk factors description

Holders of our units may exercise their voting rights by attending the shareholder meeting in person or by proxy. Holders of ADSs, in turn, will receive the invitation to the shareholder meetings by mail from the depositary of American Depositary Receipts ("ADRs"), after we notify the depositary requesting them to do so. In order to exercise their voting rights, ADS holders must instruct the ADR depositary in a timely manner on how they wish to vote. This voting process will necessarily take longer for holders of ADSs than for holders of our shares or units. If an ADR holder does not receive timely statement with respect to all or part of the ADSs, the depositary will assume that holders of ADSs are instructing them to grant a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Holders of ADSs may also not receive voting materials in time to instruct the depositary to exercise the voting rights of the units underlying their ADSs. In addition, the depositary and its agents are not responsible for non-compliance or manner of implementation of voting instructions of the holders of ADSs. Therefore, it is possible that holders of ADSs will not be able to exercise their voting rights and are entitled to inadequate or no right of recourse, if the exercise of the voting rights of units underlying their ADSs is not manifested as requested.

Holders of ADSs may be subject to income tax in Brazil on capital gains upon sale of ADSs.

Law No. 10833 dated December 29, 2003 says that the disposition of assets located in Brazil by a non-resident to a resident or a non-resident in Brazil is subject to taxation in Brazil, regardless of the disposition occurring in Brazil or abroad. This provision results in the incidence of income tax on gains on the sale of our units by a non-resident in Brazil to another non-resident in Brazil. It is not clear whether the ADSs representing our units, which are issued by the ADR depositary outside Brazil, will be considered "assets located in Brazil" for the purposes of this law. There is no jurisprudence on the application of Law No. 10833 dated December 29, 2003 and, therefore, we can not predict whether Brazilian courts will decide that it applies to dispositions of our ADSs between non-residents in Brazil. However, if such disposition of assets is construed to include the sales of our ADSs, this tax law would impose withholding taxes on the disposition of our ADSs by a non-resident in Brazil to another non-resident in Brazil. Please refer to "10 – Further Information – (E) Taxation – Comments on Taxation in Brazil".

Any gain or loss recognized by an American taxpayer is generally treated as gain or loss in the US source. A US taxpayer could not credit a Brazilian tax imposed on the disposition of our ADSs or units against the obligation of US federal income of that person, unless the credit can be applied (subject to applicable limitations) against tax due payable on other income of that person from foreign sources.

Judgments enacted by Brazilian courts regarding our units or ADSs will be payable in BRL only.

Our bylaws provide that we, our shareholders, our directors and officers, and members of our fiscal council, will submit to arbitration any and all disputes or controversies that may arise between us in relation or consequential to the application, validity, effectiveness, construal, violation and effects of violations of the provisions of the Brazilian Joint Stock Companies Act, our bylaws, rules and regulations of CMN, the Central Bank of Brazil and CVM, as well as other rules and regulations applicable to the Brazilian money markets, in addition to the listing regulations of Level 2 segment of BM&FBOVESPA, our listing agreement to join Level 2 segment of BM&FBOVESPA, and the rules and regulations of the Arbitration Rules of the Market Arbitration Chamber. However, in specific situations, including where precautionary measures are necessary to protect rights, the dispute or controversy may have to be submitted to a Brazilian court. If proceedings are brought in the courts of Brazil seeking enforcement of our obligations in relation to the units or ADSs, we will not be required to discharge our obligations in a currency other than BRL.

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4.1          Risk factors description

Under the Brazilian exchange control limitations and in accordance with Brazilian law, in Brazil, the obligation to pay amounts denominated in a currency other than BRL may be satisfied in Brazilian currency at the exchange rate determined by the Central Bank of Brazil or competent court, in effect on the date of obtaining the judgment, and these values are then adjusted to reflect variations in the exchange rate until the date of actual payment. The exchange rate prevailing at the time may not provide non-Brazilian investors with full compensation from any claim resulting or related to our obligations under the units or ADSs.

Holders of ADSs may be unable to exercise preemptive rights with respect to our units underlying the ADSs.

Holders of ADSs may be unable to exercise preemptive rights with respect to our units underlying ADSs unless registration statement is effective under the Securities Act with regard to such rights or an exemption from the registration requirements of the Securities Act is applicable. We are not required to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of units or ADSs. We may decide, at our discretion, not to file any such registration statement. If we fail to file a registration statement or if the ADR Depositary and we decide not to make available to the holders of units or ADSs any preemptive rights, such holders may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if not sold, they will be allowed to forfeit.

As holders of ADSs, investors will be entitled to shareholder rights that are different from those applicable in the USA and some other jurisdictions.

Our corporate affairs are governed by our bylaws and the Brazilian Joint Stock Companies Act, which may differ from the principles of law that would apply if we were incorporated in a jurisdiction in the United States or certain other jurisdictions outside Brazil.

Holders of our common shares may vote at our shareholder meetings, and each share entitles its holder to one vote. Our preferred shares allow voting rights in respect of some subjects only. Please refer to "10 – Further Information – (B) Articles of Association and Bylaws".

Holders of ADSs are not direct shareholders of our company and can not directly exercise the rights of shareholders under our bylaws and the Brazilian Joint Stock Companies Act. Holders of ADSs may exercise voting rights with respect to our units represented by ADSs pursuant to the deposit agreement governing the ADSs. Please referrer to "Holders of ADSs may find it difficult to use voting power in our shareholder meetings".

Thus, pursuant to the Brazilian Joint Stock Companies Act, holders of ADSs and only the holders of preferred shares may have fewer rights and less well-defined rights to protect their interests relating to actions taken by our board of directors or the holders of our common shares than those applicable under the laws of other jurisdictions outside Brazil.

Although the Brazilian Joint Stock Companies Act imposes restrictions on trading based on inside information and price manipulation, the shape of these regulations and how they are performed may differ from those in the US securities markets or markets in certain other jurisdictions. Furthermore, in Brazil, the self-dealing and the preservation of shareholder interests may be regulated differently, which could be a disadvantage for the investor as a holder of preferred shares underlying the ADSs.

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4.2          Comments on expected changes in exposures to risk factors

4.2       Regarding each of the aforesaid risk factors, if relevant, please comment on any expected increase or decrease in the issuer's exposure to them.

The comments relevant to the risks mentioned in section 4.1 detail the impacts that the Company and its shareholders are likely to experience if there is an increase or decrease in risk exposure. Therefore, please read section 4.1 above.

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4.3          Processos judiciais, administrativos ou arbitrais não sigilosos e relevantes

4.3       Please describe the legal, administrative and arbitration proceedings where the issuer or its controlled companies are a party to, specifying between labor, tax, civil and other claims: (i) which are not confidential; and (ii) which are relevant for the business of the issuer or its controlled company; please point out:

a.         court

b.         jurisdictional level

c.         filing date

d.         parties to the lawsuit

e.         values, assets or rights involved

f.          main facts

g.         if the chance to be defeated is

h.         probable

i.           (ii) possible

j.          (iii) remote

k.         assessment of impacts in case of loss of suit

l.           money reserve, if any

For the purposes of this form, we deem relevant such lawsuits/administrative proceedings with contingencies higher than BRL 1 billion, which stands for 1.5% of the net equity of Santander Brazil, with risk assessment being possible or probable.

Tax claims: (Amounts in BRL million) PIS/COFINS

Case Number MS 2005.71.00.019507-0

a)     Court: Federal Court II in Porto Alegre

b)     jurisdictional level: Level III – Federal Supreme Court

c)     filing date: 08/06/2005

d)     parties to the lawsuit: Banco Santander Meridional (currently Santander Brazil) vs. the Federal State

e)     values, assets or rights involved: BRL 5,887.5

f)      main facts: PIS / COFINS – Law 9.718/98 - We filed a lawsuit aiming to avoid the application of Law 9.718/1998, which changed the calculation basis for PIS and COFINS levied on all corporate revenues. Prior to that standard, has been overruled by recent decisions of the Supreme Court in relation to non-financial entities, were taxed by PIS and COFINS only revenues from services and sale of goods. Status: Judgment dismissed. Court Decision accepting the appeal. Pending judgment on the Extraordinary Appeal filed by the Federal State.

g)     Chance of loss: possible

h)     Impact in case of loss: BRL 5,731.9

i)      Money reserve: BRL 5,731.9

Case Number MS 2006.61.00.021780-6

a)       Court: Federal Court XXV in São Paulo

b)       jurisdictional level: Level II – Federal District Court for Region III

c)       filing date: 03/10/2006

d)       parties to the lawsuit: Banco Real vs. Federal State

e)       values, assets or rights involved: BRL 1,854.7

f)        main facts: PIS / COFINS – Law 9.718/98 - We filed a lawsuit aiming to avoid the application of Law 9.718/98, which changed the calculation basis for PIS and COFINS in order to be levied on all corporate revenues. Prior to that standard, has been overruled by recent decisions of the Supreme Court in relation to non-financial entities, were taxed by PIS and COFINS only revenues from services and sale of goods. Status: Judgment granted.

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4.3          Processos judiciais, administrativos ou arbitrais não sigilosos e relevantes

Court Decision determining the taxation on revenues from core activities. Pending judgment on Extraordinary Appeal.

g)         Chance of loss: possible

h)         Impact in case of loss: BRL 1,800.7

i)          Money reserve: BRL 1,800.7

CPMF

Case Number 16327.001945/2003-57

a)         Court: administrative

b)         jurisdictional level: Administrative Council for Tax Resources – CARF

c)         filing date: 19/05/2003

d)         parties to the lawsuit: Federal State vs. Santander DTVM

e)         values, assets or rights involved: BRL 586.2

f)          main facts: CPMF. In May 2003, the Brazilian Revenue Service issued a tax assessment notice against Santander DTVM. The subject matter thereof was to charge a tax credit regarding CPMF on operations conducted by Santander DTVM in management of funds of its clients during 2000 and 2001, and the first two month of 2002. We believe that such tax methodology as adopted was appropriate. Status: The Administrative Council for Tax Resources rendered such Tax Assessment null and void; however, such decision was amended and a new appeal was filed, which is still pending consideration at ultimate level before CARF.

g)         Chance of loss: Possible (good chances of success)

h)         Impact in case of loss: BRL 2.1

i)          Money reserve: BRL 2.1 (reserve for counsel fees payable in case we succeed)

Case Number 16327.002009/2003-63

j)           Court: administrative

k)          jurisdictional level: Administrative Council for Tax Resources – CARF

l)           filing date: 29/05/2003

m)        parties to the lawsuit: Federal State vs. Banco Santander Brazil

n)         values, assets or rights involved: BRL 584.1

o)         main facts: CPMF. In May 2003, the Brazilian Revenue Service issued a tax assessment notice against Banco Santander Brazil S.A. The subject matter thereof was to charge a tax credit regarding CPMF on clearance services rendered by Santander Brazil for Santander DTVM during 2000 and 2001, and the first two month of 2002. We believe that such tax methodology as adopted was appropriate. Status: Tax Assessment sustained. Pending judgment on Motion for Review of Special Appeal Denial Decision.

p)         Chance of loss: Possible (good chances of success)

q)         Impact in case of loss: BRL 2.1

r)          Money reserve: BRL 2.1 (reserve for counsel fees payable in case we succeed)

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4.4          Non-confidential legal cases, administrative proceedings or arbitrations whose disputants are officers, former officers, controllers, former controllers, or investors.

4.4       Please describe the legal, administrative and arbitration proceedings which are not confidential, where the issuer or its controlled companies are parties to, and where the counterparties are officers, former officers, controllers, former controllers, or investors of the issuer or its controlled companies, detailing:

(a) court

(b) jurisdictional level

(c) filing date

(d) parties to the lawsuit

(e) values, assets or rights involved

(f) main facts

(g) if the chance to be defeated is

(i) probable

(ii) possible

(iii) remote

(h) assessment of impacts in case of loss of suit

(i) money reserve, if any

Santander Brazil is not party to any legal, administrative or arbitration proceedings where the counterparties are officers or former officers, controllers or former controllers, or investors of Santander Brazil.

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4.5          Relevant confidential proceedings

4.5       Regarding relevant confidential cases where the issuer or its controlled companies are parties to, and which have not been disclosed in sections 4.3 and 4.4 hereof, please describe the impacts in case of loss of suit and specify the amounts involved.

Non-applicable, seeing as Santander Brazil is not a party to relevant confidential cases.

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4.6          Non-confidential and relevant, recurring or correlated legal cases, administrative proceedings or arbitrations taken as a whole

4.6       Please describe any repeated or connected legal, administrative or arbitration proceedings, based on similar factual and legal grounds, which are not confidential and which, taken as a whole, are relevant, where the issuer or its controlled companies are parties to, specifying if labor, tax, civil or other claims, and detailing:

(a) amounts involved

(b) money reserve, if any

(c) conduct by the issuer or its controlled company that caused such contingency

Área	Valor Envolvido em MM de R$	Provisão em MM de R$	Contingency Clause
Trabalhista	3.211,8	2.622,8	• Labor claims filed by employees, former employees, associations, unions and the Public Prosecution Service regarding a purported infringement upon labor rights.
	2.180,3	1.480,3

•       Indemnity claims for damages related to consumers rights, mainly in view of credit cards, banking accounts, collections and loans;

•       Lawsuits involving disputes based on clauses of existing agreements; collective lawsuits involving covenants and settlements of indebtedness of the government;

•       Civil lawsuits related to purported effects of implementation of several government economic plans (claiming differences of money value adjustment on sundry remunerations);

•       Deposits, such as saving accounts and court deposits;

Tributário	19.827,7	1.705,6	• Administrative proceedings and legal cases related to taxes.
Total	25.219,8	14.819,8

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4.7          Other relevant contingencies

4.7       Please describe other relevant contingencies not contained in the former sections:

In December 2008, the Brazilian Revenue Service issued tax assessment notice against the Bank in the amount of BRL 3.9 billion, to demand alleged debts of income tax and social contribution for years 2002 to 2004, understanding that the Bank did not meet the legal requirements for deducting charges for amortization of premium paid on the acquisition of Banespa. In October 2011 the CARF judged the administrative proceeding for the base period 2002-2004, canceling entirely, in a unanimous decision, the tax assessment notice. The decision was appealed by the Treasury before the ultimate jurisdiction level of CARF. In June 2010, the Brazilian Revenue Service issued two other assessments totaling BRL 1,420 million, based on the same concept as the original, in relation to income tax and social contribution for years 2005 to 2007. The administrative proceedings are pending judgment. According to the legal opinion of our outside counsel, the position of the Brazilian Revenue Service is incorrect, the defense arguments are well founded, and the risk of loss is remote. For this reason, we have recorded no provision for these proceedings, given that the issue should not impact on our financial statements.

In December 2010, the Brazilian Revenue Service issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)), charging income tax and social contribution related to fiscal year 2005, in the amount of BRL 223,119,880.10 updated on 12/31/2012, claiming that the capital gain on the sale of shares of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par, should be taxed at a tax rate of 34% instead of 15%. The charge was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in accordance with applicable tax laws and the capital gains were taxed properly. We had a partially favorable decision in CARF in the sense of partially granting the appeal filed, to exclude the voluntary penalty and interest on that fine. This decision may be appealed.  According to the legal opinion of our outside counsel, the risk classification is possible with a good chance of success. Banco Santander is responsible for any adverse outcome in this proceeding as a former controller of Santander Seguros.

Semiannual Bonus or profit sharing - labor lawsuit for payment of semiannual bonus or alternatively profit sharing, to retired employees of the non-operational Banco do Estado de São Paulo S.A - Banespa, hired until May 22, 1975, filed by the Association of Retirees of Banespa. The lawsuit was judged by the Superior Labor Court against the Bank. The Bank has filed the appropriate appeals in the Supreme Court, which, in monocratic decision, dismissed the Bank's appeal, upholding the conviction of the Superior Labor Court. The Bank has filed a special appeal in the Supreme Court, which is pending decision. The special appeal is an internal appeal lodged in the Supreme Court requesting that the monocratic decision be replaced by a decision of five chief judges. The amount involved is not disclosed due to the current stage of the proceedings and the possibility of affecting the progress of the case.

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4.8          Rules in force in the country of origin and in the country where the securities are escrowed.

4.8       Subject to the rules in force in the country of origin of the foreign issuer and the rules in force in the country where the securities issued by the foreign issuer are escrowed, if different, please detail:

a.         Restrictions on the use of political and financial rights;

b.         Restrictions on movement and transfer of securities;

c.         Events of deregistration;

d.         Other matters of interest for investors.

Non-applicable, seeing as Santander Brazil is not a foreign issuer.

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5.1          Main market risks description

5.1       Please describe, on a quantitative and qualitative basis, the main market risks which the issuer is exposed to, including with regard to exchange rate risks and interest rate risks:

Overview

We are exposed to marker risks as a result of, but not limited to:

- Trading of financial papers, which entail interest rate, exchange, stock price, and volatility risks.

- Retail banking activities, which entail interest rate risks, seeing as changes in interest rates affect interest revenues and expenses and the client behavior.

- Investments in assets (including subsidiaries), the return or accounts of which are denominated in currencies other than BRL, which entail exchange rate risks.

- Investments in subsidiaries and other companies, which subject us to stock price risks.

- All operations, whether or not based on trading, entailing liquidity risks.

Primary Market Risks and their sources

The market risks which we are exposed to are: interest rate risk, exchange rate risk, stock price risk, volatility risk and liquidity risk. We are exposed to interest rate risk every time there is a divergence between assets and liabilities sensitive to interest rates, except for hedge that we may perhaps have done by using interest rate swaps or other derivatives not entered to the balance sheet. The interest rate risk is sourced both in our operations held for trading and in our other operations.

We are exposed to exchange rate risk due to divergences between assets and liabilities and items not entered to the balance sheet denominated in foreign currencies, both as a function of trading and in the regular course of business. We keep open exchange positions, not for trading, in view of our investments in subsidiaries abroad (such as our branch in Cayman) and affiliates, and the funding thereof. Our main exchange exposure not held for trading is Dollar, which, as determined by our policies, is subject to hedging in BRL, within preset boundaries.

We are exposed to stock price risks in view of our investments in shares, whether or not held for trading.

We are also exposed to liquidity risks. The market penetration is the main factor of our portfolio held for trading, although our policy is to deal the most liquid assets. Our liquidity risks are also sourced from activities not held for trading, due to the mismatch between the maturity dates of assets and liabilities, mainly in retail banking activities.

The following table shows our total daily VaR on December 31, 2012 and December 31, 2011, subdivided into portfolio held for trading and structural portfolio (not held for trading). The VaR data concerning operations held for trading and not held for trading by Santander Brazil were added, thus disregarding the effects of diversification.

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5.1          Main market risks description

All Factors Risk

	December 31
		2012			2011
	Low	Medium	High	End of the year	End of the year
	(in million R$)
Trading	9.1	20.8	38.4	21.6	19.4
Non-Trading	211.9	282.0	338.2	295.5	251.8
Effect of diversification	-	-	-	-	-
Total	220.9	302.7	376.6	317.1	271.2

Please note: The amounts of the Value at Risk of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

The following tables show the estimates of our daily VaR concerning the interest rate risk, exchange rate risk, and stock price risk.

Interest Rate Risk

	December 31
		2012			2011
	Low	Medium	High	End of the year	End of the year
Interest Rate Risk	(in million R$)
Trading	8.0	16.4	37.1	21.4	18.6
Non-Trading	211.9	282.0	338.2	295.5	251.8
Effect of diversification	-	-	-	-	-
Total	219.9	298.3	375.3	316.9	270.4

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

Exchange Rate Risk

	December 31
		2012			2011
	Low	Medium	High	End of the year	End of the year
Exchange Rate Risk	(in million R$)
Trading	0.2	7.4	23.8	3.7	1.7
Non-Trading	NA	NA	NA	NA	NA
Effect of diversification	-	-	-	-	-
Total	0.2	7.4	23.8	3.7	1.7

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

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5.1          Main market risks description

Stock Price Risk

	December 31
		2012			2011
	Low	Medium	High	End of the year	End of the year
Share Price Risk	(in million R$)
Trading	1.0	6.6	23.1	3.3	4.8
Non-Trading	NA	NA	NA	NA	NA
Effect of diversification	-	-	-	-	-
Total	1.0	6.6	23.1	3.3	4.8

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

The following table shows the estimates of our daily VaR per activity.

	December 31
			2012		2011
	Low	Medium	High	End of the year	End of the year
	(in million R$)
Trading
Interest Rate Risk	8.0	16.4	37.1	21.4	18.6
Exchange Rate Risk	0.2	7.4	23.8	3.7	1.7
Share Price Risk	1.0	6.6	23.1	3.3	4.8
Total Trading	9.1	20.8	38.4	21.6	19.4
Non-Trading
Interest Rate Risk	211.9	282.0	338.2	295.5	251.8
Exchange Rate Risk	NA	NA	NA	NA	NA
Share Price Risk	NA	NA	NA	NA	NA
Total Non - Trading	211.9	282.0	338.2	295.5	251.8
Total (Trading+ Non-Trading	220.9	302.7	376.6	317.1	271.2
Interest rate	219.9	298.3	375.3	316.9	270.4
Exchange rate	0.2	7.4	23.8	3.7	1.7
Shares	1.0	6.6	23.1	3.3	4.8

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

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5.2          Market risks management policies description

5.2       Please describe the market risks management policies adopted by the issuer, and the purposes, strategies and tools thereof, detailing:

a. risks which protection is sought for

The market risks which we are exposed to are: interest rate risk, exchange rate risk, stock price risk, volatility risk and liquidity risk.

b. equity protection strategy (hedging)

We use derivatives in operations held for trading as well as in operations not held for trading. Derivatives held for trading are used to eliminate, reduce or modify the risk inherent to portfolios held for trading (interest rate risk, exchange rate risk, and stock price risk) and to provide financial services to clients. Our main counterparties (in addition to clients) in such operations are financial institutions and BM&FBOVESPA.

Likewise, we use derivatives in operations not held for trading, for management of interest rate risk and exchange rate risk arising from assets and liabilities management activities. As to operations not held for trading, we use non-optional derivatives of interest and exchange rates.

c. papers used for equity protection (hedging)

Our main derivatives include interest rate swaps, interest rate futures, forward exchange contracts, exchange futures, exchange options, cross currency swaps, stock index futures, and stock options.

Generally speaking, we hedge the interest rate risk arising from market making, by purchasing or selling high liquidity capital bonds, such as Federal Government Bonds, or futures contracts listed in BM&FBOVESPA.

We manage the exchange rate risk by means of spot transactions in the global exchange interbank market, as well as by means of forward exchange contracts, cross currency swaps, exchange futures in BM&FBOVESPA, and exchange options.

We hedge the stock price risk by purchasing or selling specific underlying shares in organized markets where they are traded, or futures contracts of specific shares listed in organized markets, such as BM&FBOVESPA.

We hedge the volatility risk arising from market making in options and products related to options by purchasing or selling options contracts listed in organized markets, such as BM&FBOVESPA, or signing up risk reversion transactions in the interbank over-the-counter market. We use the VaR or the VaR model to measure our market risk associated to all of our operations held for trading.

We do not have credit derivatives in Brazil, seeing as there is no market for such derivatives in the country.

d. parameters used to manage such risks

The market risk is ruled and controlled by means of certain policies, defined in our market and liquidity risks management policies guidebook (described below), and structures that outline specific limits to our market risk exposure, which are based on global limits defined for the whole Santander Spain Group.

The market and liquidity risks management policies guidebook is a compilation of policies describing the control structure adopted by Santander Brazil Group in order to identify, measure and manage our exposure to market risks inherent to our operations in financial markets.

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5.2          Market risks management policies description

The main purpose of the guidebook is to determine the risk level that our Board of Directors deems acceptable and to describe and report all risk policies and controls adopted by our Board of Directors.

Market Risk Management Procedures

All roles played by the risk management are ruled and documented in a number of procedures, including the measuring, controlling and reporting roles. Compliance with such internal rules is audited by inside and outside auditors, with a view to assuring compliance with our market risks management policies.

Market Risks Limitation Structure

The market risks limitation structure stands for the Board of Directors disposition to risk and is determined by our market risks management global policies, which encompass all of our business units, and is designed for:

- identifying and defining the main types of risks incurred, consistently with our business strategy;

- quantifying and reporting to our business segments the appropriate risk levels and profiles, consistent with the risk assessment by the senior management, in order to avoid that our business segment undertake any undesirable risks;

- providing flexibility to our business segments as to opportune and efficient definition of risk positions that are sensitive to changes in the market and to our business strategies, always within such levels as acceptable to Santander Brazil Group;

- allowing persons and teams who give rise to new business undertaking risks on a prudent basis, so as to favor the achievement of budgeted results;

- defining investment options, limiting the equity impairment;

- defining the range of underlying products and assets where each treasury unit can operate, taking into account our risk assessment models and systems and our liquidity tools. This helps restricting the market risk in such business management and risk strategy as adopted.

The market risk management global policies define our risk limitation structure, while the risks committee reviews and approves such policies. The managers of the business unit manage their operations within such limits. The risks limitation structure encompasses our portfolio held for trading and our portfolio not held for trading as well, and includes limitations to fixed income instruments, stocks, exchange and other derivatives.

The limits deemed global are related to the level of the business units. So far, the system restrictions prevent the intraday thresholds. Our business units must comply with such limits as approved, continuously.  Any excesses demand a series of measures enforced by the global unit of market risk roles, including: (1) to implement risk reduction suggestions and controls, as a function of breaking "red-flag" limits; and (2) to adopt executive measures requiring the risk takers to close positions to reduce risk levels.

Statistical Tools for Market Risk Calculation and Management

VaR Model. We use locally various mathematical and statistical models, including VaR models, historical simulations and stress tests for measuring, monitoring, reporting and managing market risk. These values, determined at local level, are also useful to global activities, such as assessments of return on risk-adjusted capital, or (RORAC), and the allocation of economic capital for various activities, for evaluation of the return on risk-adjusted capital thereof.

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5.2          Market risks management policies description

VaR, in the way we compute, is an estimate of the maximum expected loss of market value of a given portfolio during the period of one day, with a confidence interval of 99%. It is an estimate of the maximum loss on a day that we would suffer in a given portfolio over 99% of the time, subject to certain assumptions and limitations discussed below. On the other hand, it is an estimate of loss we would expect to exceed only during 1% of the time, or approximately three days a year. VaR provides an estimate of the market risk that is unique and comparable between a market risk and another.

Our standard methodology is based on historical simulation (520 days). In order to reflect the recent market volatility in the model, our value of VaR is the maximum between the percentile 1% and the weighted percentile 1% of the simulated distribution of profits and losses. This distribution of losses is calculated by applying a factor of exponential decline, which assigns less weight to the observations as they are more distant in time.

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. The limits to VaR are used to control exposure in each portfolio.

Assumptions and Limitations. Our VaR methodology must be construed in light of the following limitations: (1) the length of time a day may not fully reflect the market risk of positions that can not be settled or hedged within one day; and (2) we currently ascertain the VaR at the close of business and positions held for trading may change substantially during the trading day.

Analyzing some scenarios and calibration measurements. Because of these limitations in the VaR methodology, and historical simulation, we use stress tests to analyze the impact of extreme market movements and adopt policies and procedures in order to protect our capital and our operating results against such contingencies. To calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and daily net result (theoretical result generated by adopting the assumption of daily variation of the mark-to-market portfolio and considering only the oscillation of market variables). The purpose of these tests is to verify and measure the accuracy of the models used to calculate the VaR.

Balance Management

Interest Rate Risk. We analyze the sensitivity of net interest margin and market value of the shares to changes in interest rates. This sensitivity results from differences between the maturity dates and interest rates in the various accounts of assets and liabilities. For products with no contractual maturity dates expressed, we use certain repricing hypotheses or internal models, based on the economic environment (financial and commercial).

Based on the position of interest rates recorded in the balance sheet, as well as the situation and market outlook, financial measures are defined to adjust the positioning to levels consistent with the policies of Santander Brazil Group. These measures range from taking positions in markets and defining the characteristics of interest rate of commercial products. The measures used to control interest rate risk is the analysis of the difference between the interest rates, the sensitivity of the net interest margin, the sensitivity of equity market value, VaR in the balance sheet and scenario analysis.

Divergence between interest rates of assets and liabilities. The analysis of the difference between interest rates refers to mismatches or discrepancies between changes in the value of items of assets and liabilities, and not reported on the balance sheet. The analysis of divergence provides a basic representation of the balance sheet structure and allows the detection of the interest rate risk according to concentration of maturity dates. It is also a useful tool for estimating the impact of future fluctuations in interest rates on net interest margin or on equity.

All balance sheet items or items mot reported in the balance sheet should be subdivided according to their flows and analyzed in terms of repricing and maturity. In the case of items with no contractual maturity date, we adopt an internal model of analysis and estimates are made for their deadline and sensitivity.

5.2       Market risks management policies description

Net interest margin sensitivity. The sensitivity of net interest margin measures the change, in the short and medium term, of the expected gains over a period of 12 months in response to a change in

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the yield curve. It is calculated by a simulation of the net interest margin, both for a scenario of change in the yield curve and for the present scenario, and sensitivity is the difference between the two margins calculated.

Equity sensitivity market price. The sensitivity of net equity measures the interest risk implicit in net equity throughout the time of the operation, based on the effect of a change in interest rates on the current values of assets and liabilities. It is an additional measure of the sensitivity of the net interest margin.

Value at Risk. The VaR of the activities recorded in the balance sheet and investment portfolios is calculated by the same standard adopted for simulation operations held for trading, i.e., a historical simulation, with a confidence interval of 99% and a time horizon of one day.

Analyzing the stress tests scenarios. We apply three scenarios for the performance of interest rates: six standard deviations up, six standard deviations down the risk factors, and one abrupt scenario, in which the risk factors are increased by 50% up and down from the current levels. These scenarios are applied to the balance sheet, to obtain the impact on net equity as well as projections of net interest income for the year.

Liquidity Risk. Liquidity risk is associated with our ability to finance our commitments to reasonable market prices, as well as to execute our business plans with stable sources of funding. We constantly monitor the profiles of maximum divergence. The measures used to control liquidity are the liquidity gap, the liquidity ratio, stress scenarios and contingency plans.

Liquidity Gap. The liquidity gap provides information on contractual and expected cash inputs and outputs, for a certain period of time, for each of the currencies in which we operate. The gap measures the demand or excess, net of resources, on a specific date, and reflects the level of liquidity maintained under normal market conditions.

Liquidity Ratio. The liquidity ratio compares the net assets available for sale (after applying the relevant discounts and adjustments) and total liabilities to be settled, including contingencies. This ratio shows, for currencies that can not be included in consolidation, the level of immediate response from the company to firm commitments.

The lack of accrued liquidity is defined as the accrued divergence in 30 days obtained from the modified mismatch and liquidity. The modified contractual liquidity gap is calculated based on contractual liquidity gap and positioning of assets or repurchase commitments, net at the time of settlement, and not at the time of maturity.

Analyzing some scenarios and contingency plans. Our liquidity management focuses on preventing crises. Liquidity crises and their immediate causes can not always be foreseen. Therefore, our contingency plan focuses on creating models for possible crises, analyzing different scenarios and identifying types of crises, internal and external communications and individual responsibilities.

The contingency plan includes the activity of local units and the headquarters of Santander Spain in Madrid. Each local unit shall prepare a contingency funding plan, indicating the potential value that would be required from the headquarters of Santander Spain in case of crisis. Each unit shall report its plan to the headquarters of Santander Spain at least once per semester, so that it can be revised and updated. These plans, however, must be updated more frequently if this step is considered prudent due to market circumstances.

(e) if the issuer operates financial papers with purposes other than equity protection (hedging), and which such purposes are:

As aforesaid, the derivatives held for trading are used to eliminate, reduce or modify the risk inherent to portfolios held for trading (interest rate risk, exchange rate risk, stock price risk), as well as to provide financial services to clients.

5.2       Market risks management policies description

(f) organizational structure of risk management control

Our management, through the Risk Committee, is responsible for setting our policies, procedures and limits relating to market risks, including the businesses that we must hire and maintain. Together with the global and local committees of assets and liabilities, each unit of market risk calculates and monitors our liquidity and market risks and presents to the assets and liabilities committees the values calculated for use in the management of such risks.

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(g) adequacy of operating structure and internal controls to verify the efficiency of such policies as adopted

All roles played by the risk management are ruled and documented in a number of procedures, including the measuring, controlling and reporting roles. Compliance with such internal rules is audited by inside and outside auditors, with a view to assuring compliance with our market risks management policies.

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5.3          Material changes in main market risks

5.3       Please inform if, regarding the most recent fiscal year, there were any material changes in the main market risks, which the issuer is exposed to, or in such risk management policies as adopted.

Regarding the most recent fiscal year, there were no material changes in the main market risks which Santander Brazil is exposed to.

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5.4          Other relevant information

5.4       Please report any further information which the issuer shall deem relevant.

Trading Operations Quantitative Analysis

Quantitative Analysis on daily VaR in 2012. The following chart shows our performance in relation to risks inherent to operations held for trading in financial markets in 2012, measured at daily VaR.

During 2012, VaR oscillated within a range from BRL 9 million to BRL 38 million. Such VaR oscillation as shown in the chart took place basically because of changes in positions in trading operations in 2012.

As shown in the following timeline, VaR ranged from BRL 13 million to BRL 29 million during 80% of the days in 2012.

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5.4          Other relevant information

Risk per Factor. The values of minimum, maximum and average risk, and risk at expiration of fiscal year 2012, were as follows:

	Minimum	Average	Maximum	Final
Total held for trading		(in million R$)
Total VaR	9.06	20.76	38.37	21.63
Effect of diversification	(0.12)	(9.69)	(45.61)	(6.74)
VaR of fixed income	8.04	16.38	37.08	21.39
VaR of shares	0.96	6.63	23.10	3.28
VaR of exchange	0.18	7.44	23.80	3.71

2012 average VaR was BRL 20.8 million, slightly below the 2011 average, relatively low due to the low volatility of the market in 2012.

The average VaR of the three main factors, interest rates, stock prices and exchange rates, were BRL 16.4 million, BRL 6.6 million and BRL 7.4 million, respectively, with an average negative diversification effect of BRL 9.7 million.

The following diagram shows the evolution of the VaR in risk groups: interest rates, exchange rates and stock prices.

2012 Risk Statistics

Structured derivatives risk management. Our structured derivatives activity (non-organized markets) focuses primarily on structuring investment and hedging products to customers. These transactions include foreign exchange options, equities, currencies, fixed income instruments and, mainly, market making activities.

Scenarios Analysis. Various scenarios for stress testing were analyzed during the year 2012. A correlation breaking scenario generated the results presented below.

Worst Case Scenario

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5.4          Other relevant information

The following table shows, on December 31, 2012, the maximum daily loss for each risk factor (fixed income, stocks and currencies), in a scenario based on the historical volatilities and assuming the variation in market factors at +/-3 and +/-6 standard deviations daily. From the set of scenarios, we obtain a table of results of the stress test, where the greatest loss per risk factor is identified. The sum of the largest losses of each factor generates the worst case scenario, considering the break of correlation between risk factors.

Worst Case Stress Test

In million R$	Fixed-Income Instruments	Shares	Exchange rate	Total
Total Maintained for Trading	(58.51)	(10.67)	(9.57)	(78.75)

The stress test shows that the economic loss suffered by the group in the mark-to-market result, if this scenario had been manifested in the market, would be BRL 78.8 million.

Balance Management

Santander Brazil has a Financial Management department, responsible for managing the financial risks of the structural balance, to maximize the value of the bank, through management of structural risks of interest rates, liquidity and exchange rates. They also perform the capital management of the organization.

The goal of the financial management is to make the net interest income of our business more stable and recurrent, maintaining adequate levels of liquidity and solvency.

The Financial Management department manages the structural interest rate risk derived from differences between the maturities of assets and liabilities, and different currencies / indexers in which we operate. For each currency, the risk measured is the mismatch between the volume of assets and liabilities, the net interest income sensitivity, and economic value sensitivity.

Adequate levels of liquidity are assessed, using metrics, controls, business conditions, markets and structural movements of the swing.

The Global Financial Management department manages the structural risk on a centralized basis, which allows the use of homogenous methodologies, adapted to each of the local markets. There is a local team of Santander Brazil which manages balance sheet risks in the same way, in coordination with the Global Financial Management department. The committees of assets and liabilities of each country and, where necessary, markets committees of our controlling company, are responsible for risk management decisions.

2012 interest rate risk quantitative analysis

Sensitivities:

At the end of 2012, the sensitivity of the net interest margin on a year to a parallel increase of 100 base points in the yield curve in local currency (Brazilian Real) was BRL 272 million.

Furthermore, at the end of 2012, the sensitivity of net equity to parallel increases of 100 base points in the yield curve was BRL 1,533 million in local currency.

Structural Gap

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5.4          Other relevant information

The following table shows the gaps between repricing dates of our assets and liabilities at December 31, 2012 (in millions of BRL).

Structural Mismatch	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive

Monetary market	173,228	71,230	6,502	8,595	13,671	32,259	19,239	20,724	1,007
Loan	187,369	31,776	22,615	33,875	31,738	45,509	9,363	6,437	5,911
Permanent assets	24,619	0	0	0	0	0	0	0	24,619
Others	90,984	41,788	0	0	0	0	0	0	49,196
Total assets	476,200	144,794	29,117	42,469	45,409	77,767	28,603	27,162	80,734

Monetary market	-182,984	-139,573	-1,192	-3,164	-4,428	-10,883	-10,773	-12,970	0
Deposits	-124,726	-71,212	-991	-518	-17,439	-33,244	-813	-275	-234
Shares and others	-168,489	-45,085	-7,276	-3,962	-1,433	-5	0	0	-110,728
Total liabilities	-476,200	-255,870	-9,459	-7,644	-23,300	-44,133	-11,587	-13,245	-110,962

Imbalance in the balance sheet	0	-111,076	19,658	34,825	22,109	33,635	17,016	13,917	-30,228

Lag does not declared in stock	0	16,437	-4,419	2,455	1,574	-6,920	-6,905	-2,223	0

The Total structural mismatch	0	-94,639	15,240	37,280	23,683	26,715	10,111	11,694	-30,228

Deconstructing accumulated	0	-94,639	-79,399	-42,119	-18,436	8,279	18,390	30,084	-145

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the financial margin to a parallel increase of 100 base points in market rates, showed an increase of BRL 9 million during the year 2012, reaching peak in December at BRL 272 million. The sensitivity of equity value increased BRL 41 million during the year 2012, reaching peak at BRL 1,593 million in July 2012. The main factors that occurred in 2012 and influenced this growth in sensitivity were increased loan portfolio (generating an increase of BRL 84 million in MVE), growth in duration of Pre-Fixed Government Bonds Portfolio (generating an increase of BRL 94 million in MVE), and the sale of 181,420 quantities of DI futures - Cash Flow Hedge (generating a decrease of BRL 144 million in MVE).

The following table shows our NIM (net interest margin) and MVE (shares), the sensitivity of our shares per month in 2012.

Interest Rate Risk Profile on December 31, 2012

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

5.4          Other relevant information

The following currency gap tables show managerial distribution of risks per maturity date and currency in Brazil on December 31, 2012 (in BRL million).

Gaps in Local Currency	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive

Monetary market	139,873	59,564	6,375	8,428	12,469	27,332	14,960	10,043	703
Loan	163,888	28,997	19,877	25,915	27,441	41,039	8,608	6,172	5,693
Permanent assets	24,450	0	0	0	0	0	0	0	24,450
Others	49,359	238	0	0	0	0	0	0	49,121
Total assets	377,570	88,799	26,252	34,343	39,910	68,371	23,568	16,215	79,966

Monetary market	-147,046	-134,276	-806	-1,986	-2,484	-3,324	-2,282	-1,887	0
Deposits	-122,668	-70,214	-125	-369	-17,439	-33,244	-786	-257	-234
Shares and others	-112,810	-4,401	0	0	0	0	0	0	-108,643
Total liabilities	-382,523	-208,892	-931	-2,355	-19,923	-36,568	-3,068	-2,144	-108,643

Outside - Balance Sheet Gap	4,932	20,744	-3,176	2,844	1,739	-8,863	-6,171	-2,184	0

Gap	-22	-99,348	22,145	34,832	21,725	22,940	14,329	11,887	-28,677

Gaps in Foreign Currency	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive

Monetary market	33,355	11,667	127	166	1,202	4,927	4,280	10,682	305
Loan	23,481	2,779	2,738	7,959	4,297	4,470	755	265	218
Permanent assets	169	0	0	0	0	0	0	0	169
Others	41,625	41,550	0	0	0	0	0	0	75
Total assets	98,630	55,995	2,865	8,126	5,499	9,397	5,034	10,946	767

Monetary market	-35,938	-5,297	-385	-1,178	-1,944	-7,560	-8,491	-11,083	0
Deposits	-2,058	-998	-866	-149	0	0	-27	-18	0
Shares and others	-55,679	-40,684	-7,276	-3,962	-1,433	-5	0	0	-2,319
Total liabilities	-93,676	-46,979	-8,528	-5,289	-3,377	-7,565	-8,518	-11,101	-2,319

Outside - Balance Sheet Gap	-4,932	-4,307	-1,242	-388	-164	1,943	-734	-39	0

Gap	22	4,709	-6,905	2,448	1,958	3,775	-4,218	-194	-1,552

Market Risk: Consolidated VaR Analysis

The following table shows our total daily VaR on December 31, 2012 and December 30, 2011, subdivided into portfolio held for trading and structural portfolio (not held for trading). The VaR data concerning operations held for trading and not held for trading by Santander Brazil were added, thus disregarding the effects of diversification.

	December 31
		2012			2011
	Low	Medium	High	End of the year	End of the year
	(in million R$)
Trading	9.1	20.8	38.4	21.6	19.4
Non-Trading	211.9	282.0	338.2	295.5	251.8
Effect of diversification	-	-	-	-	-
Total	220.9	302.7	376.6	317.1	271.2

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

5.4          Other relevant information

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

Our estimates of daily VaR for interest rate risk, exchange rate risk, and stock price risk, are shown below.

Interest Rate Risk

	December 31
		2012			2011
	Low	Medium	High	End of the year	End of the year
Interest Rate Risk	(in million R$)
Trading	8.0	16.4	37.1	21.4	18.6
Non-Trading	211.9	282.0	338.2	295.5	251.8
Effect of diversification	-	-	-	-	-
Total	219.9	298.3	375.3	316.9	270.4

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

Exchange Rate Risk

	December 31
		2012			2011
	Low	Medium	High	End of the year	End of the year
Exchange Rate Risk	(in million R$)
Trading	0.2	7.4	23.8	3.7	1.7
Non-Trading	NA	NA	NA	NA	NA
Effect of diversification	-	-	-	-	-
Total	0.2	7.4	23.8	3.7	1.7

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

Stock Price Risk

	December 31
		2012			2011
	Low	Medium	High	End of the year	End of the year
Risk of price of shares	(in million R$)
Trading	1.0	6.6	23.1	3.3	4.8
Non-Trading	NA	NA	NA	NA	NA
Effect of diversification	-	-	-	-	-
Total	1.0	6.6	23.1	3.3	4.8

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

5.4          Other relevant information

The following table shows the estimates of our daily VaR per activity.

	December 31
			2012		2011
	Low	Medium	High	End of the year	End of the year
	(in million R$)
Trading
Interest Rate Risk	8.0	16.4	37.1	21.4	18.6
Exchange Rate Risk	0.2	7.4	23.8	3.7	1.7
Share Price Risk	1.0	6.6	23.1	3.3	4.8
Total Trading	9.1	20.8	38.4	21.6	19.4
Non-Trading
Interest Rate Risk	211.9	282.0	338.2	295.5	251.8
Exchange Rate Risk	NA	NA	NA	NA	NA
Share Price Risk	NA	NA	NA	NA	NA
Total Non-Trading	211.9	282.0	338.2	295.5	251.8
Total (Trading+ Non-Trading	220.9	302.7	376.6	317.1	271.2
Interest rate	219.9	298.3	375.3	316.9	270.4
Exchange rate	0.2	7.4	23.8	3.7	1.7
Shares	1.0	6.6	23.1	3.3	4.8

Please note: The amounts of VaR of the trading portfolio and the non-trading portfolio were added, thus disregarding the effects of diversification.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.1 / 6.2 / 6.4 – Issuer's organization, lifespan and date of registration before CVM

Issuer's Organization Date:	09/08/1985

Issuer's Organization Form:	Joint Stock Company

Country:	Brazil

Lifespan:	Indefinite period of time

Date of registration before CVM:	02/03/2007

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.3          Brief History of Santander Brazil

Overview

We are currently a publicly traded company, organized under the laws of Brazil on August 9, 1985. Our headquarters are located in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2041/2235, Bloco A, Vila Olímpia, 04543-011. Our telephone number is 55-11-3553-3300. Documentation relating to our organization is duly registered with the Registry of Commerce of the State of São Paulo, or JUCESP, under NIRE (Identification Number for Registry of Companies) 35300332067.

Our agent for service of process is James H. Bathon, Managing Director - Legal & Compliance, Banco Santander S.A., New York Branch, 45 E. 53rd Street, New York, New York 10022.

In a meeting held on September 18, 2009, our board of directors approved our global offer of units, including the issuance of 525,000,000 units, all nominative shares, without par value, free and clear from any liens or encumbrances, each of them representing 55 common shares and 50 preferred shares, all nominative shares, without par value, free and clear from any liens or encumbrances. The approved offer was the simultaneous initial public offering of: (1) units in Brazil (Brazilian Offering) in the OTC market in accordance with CVM Instruction 400/2003; and (2) units outside Brazil (International Offering), including as ADRs representing ADSs registered with the US Securities and Exchange Commission (SEC) under the Securities Act. The board of directors also approved at that meeting our listing and trading of units (consisting of common shares and preferred shares) in Level 2 under the Corporate Governance Practices of BM&FBOVESPA.

The units are traded on BM&FBOVESPA and the ADSs are traded on NYSE since October 7, 2009.

On October 29, 2009, there was an increase in the offer, at 6.9% or 35,955,648 units, due to the partial exercise of the over-subscription option for the international offering. The increase in total capital reached BRL 13 billion, net of issuance costs of BRL 194 million.

Overview

We are one of the leading multiple banks in Brazil, which we believe is one of the most attractive markets in the world, given its growth potential and low penetration rate of banking products and services. We are the third largest private bank in Brazil in terms of assets, with a market share of 7.9% on September 30, 2012, and Brazil's largest bank controlled by a global financial group, according to the Brazilian Central Bank. Our operations are located in all Brazilian regions, strategically concentrated in the south and southeast, an area representing approximately 72% of the Brazilian GDP, and where we currently have one of the largest networks of bank branches among our competitors.

In the fiscal year ended on December 31, 2012, the Bank generated revenues of BRL 5.54 billion and had total assets of BRL 421.1 billion, and net equity of BRL 81.6 billion. Our Basel capital adequacy ratio, in the same period, was 20.8% (excluding premium, the Basel capital adequacy ratio would be 17.7%).

We operate our business in three segments: Commercial Banking, Global Banking & Markets, and Assets & Insurance Management. Our Commercial Banking segment provides traditional banking services, including checking and savings accounts, mortgages and car funding, consumer financing without guarantees, overdrafts, credit cards and payroll loans to people of middle and upper class, and corporations (other than our clients of Global Banking & Markets). Our Global Banking & Markets segment offers financial services and sophisticated and structured solutions to approximately 750 large local and multinational conglomerates, to which we offer products and services in the following key areas: global transaction banking, syndicated lending, corporate finance, equities and treasury.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.3          Brief History of Santander Brazil

Our Assets & Insurance Management segment provides fixed income funds, money market, shares and multimarket, as well as insurance products related to our core banking business, to our retail customers and small and medium enterprises.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

6.5       Main corporate events involving the issuer, or controlled or affiliated companies

6.5       Please describe the main corporate events, such as takeovers, mergers, splits, acquisitions of shares, divestitures and acquisitions of shareholding control, acquisitions and divestitures of key assets, etc., involving Santander Brazil or any of its controlled or affiliated companies, detailing:

Fiscal Year 2010

a. Event	Takeover of Santander Corretora by Santander CCVM.
b. b. Business case

In Special Shareholder Meetings held on March 31, 2010, the takeover of Santander Corretora by Santander CCVM was duly approved. The takeover was approved based on balance sheets of companies involved, as prepared on the base date of February 28, 2010, audited by specialized company Deloitte Touche Tohmatsu (Independent Auditors). The net equity value of the acquired company transferred to Santander CCVM was BRL 257,585,545.77.

Based on evaluation reports of the net equity of the companies involved in the takeover, it was approved the following exchange ratio of shares of the acquired company for shares of the acquiring company: every 1,000 shares of Santander Corretora, common or preferred shares, correspond to 473.64212 shares issued by Santander CCVM.

The takeover was meant to enable the unification of the activities developed in isolation by Santander Corretora and by Santander CCVM, and simplify the corporate structure of Santander Brazil Group, with the consequent reduction of administrative costs, especially those related to legal and accounting issues.

Due to the takeover, the acquired company was extinguished and all its assets, rights, liabilities, obligations and responsibilities were undertaken by the acquiring company without any interruption, irrespective of any formalities other than those provided for by law.

The takeover was submitted to approval of the Central Bank, and was duly approved by such authority.

c. c. companies involved	Santander Corretora and Santander CCVM.
d. d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:

Such takeover resulted in an increase of capital stock of Santander CCVM by BRL 158,592,732.71 and its capital stock went from BRL 37,105,254.32 to BRL 195,697,987.03 upon issue of 17,619,806,174 shares, wherein 8,809,903,087 are common shares and 8,809,903,087 are preferred shares.

e. e. shareholding structure before and after the operation	1. Shareholding Structure of involved companies before takeover:
	Shareholders	Common Shares	Preferred Shares	Total	%
	Santander Brasil	22,773,794,945	14,426,777,699	37,200,572,644	99.99
	Santander Brasil	1,730	100,005	101,735	00.01
	Asset
	Total Shares	22,773,796,675	14,426,877,704	37,200,674,379	100.00
	Santander CCVM
	Shareholders	Common Shares	Preferred Shares	Total	%
	Santander Brasil	1,400,000,000	1,400,000,000	2,800,000,000	100.00
	Total Shares	1,400,000,000	1,400,000,000	2,800,000,000	100.00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

f.	2. Shareholding Structure of involved companies after takeover: Santander CCVM
	Shareholders	Common Shares	Preferred Shares	Total	%
	Santander Brasil	10,209,878,994	10,209,878,994	20,419,757,988	99.99
	Santander Brasil Asset	24,093	48,186	24,093	0.01
	Total Shares	10,209,903,087	10,209,903,087	20,419,806,174	100.00

g. a. event	Delisting of Agropecuária Tapirapé S.A. as a company under incentive, before CVM.
b. business case h.

Santander Brazil, as controlling shareholder of Agropecuária Tapirapé S.A. ("Tapirapé"), a company receiving funds from tax incentives, from the Amazon Investment Fund (FINAM), published a Relevant Fact on September 1, 2010, to inform the minority shareholders of Tapirapé that the Delisting was approved at the Special Shareholders Meeting held on August 31, 2010, upon Public Offer of Shares.

c. companies involved	Santander Brazil and Agropecuária Tapirapé S.A.
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:

As decided by the Special Shareholders Meeting of Tapirapé held on August 31, 2010, Santander Brazil published a Notice of Public Offer for acquisition of up to all of the preferred shares issued by Tapirapé, held by minority shareholders, under the following terms and conditions:

The total acquisition price of the shares under the Public Offer, payable in cash, in legal currency of the country, was BRL 65,042.86, equivalent to BRL 11.975670 per lot of one thousand (1,000) shares, calculated based the balance sheet of Tapirapé prepared on July 31, 2010, duly audited by an independent auditor registered with CVM, which is higher than the book value per share issued by Tapirapé determined in its financial statements dated December 31, 2009. No minority shareholder joined the public offering. The delisting was granted by CVM on October 29, 2010, by Official Letter CVM/SEP/GEA-3 # 1039/2010.

e. shareholding structure before and after the operation	1. Shareholding Structure of involved companies before takeover: Tapirapé
	Shareholders	ON	%	PN	%	TOTAL	%
	Santander	199,728,688	100	379,265,297	98.59	578,993,985	99.07
	PGM Projects Advanced Systems	-	0	397,342	0	397,342	0
	Minority	-	0	5,033,908	1.31	5,033,908	0.86
	Total	199,728,688	100	384,696,547	100	584,425,235	100

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

i.	2. Shareholding Structure of involved companies after takeover: No change in shareholding structure.

a. event j.	Takeover of Real Corretora de Seguros S.A. by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A.
b. business case k.

In Special Shareholder Meetings held on October 29, 2010, the takeover of Real Corretora by Santander Serviços was duly approved. The takeover was approved based on balance sheets of companies involved, as prepared on the base date of September 30, 2010, audited by specialized company Deloitte Touche Tohmatsu (Independent Auditors). The net equity value of the acquired company transferred to Santander Serviços was BRL 79,835,330.95. Based on evaluation reports of the net equity of the companies involved in the takeover, it was approved the following exchange ratio of shares of the acquired company for shares of the acquiring company: 6,433,279.90 common shares issued by Santander Serviços for each 01 common share issued by Real Corretora. The takeover was meant to enable the unification of the activities developed in isolation by Real Corretora and by Santander Serviços, and simplify the corporate structure of Santander Brazil Group, with the consequent reduction of administrative costs, especially those related to legal and accounting issues. Due to the takeover, the acquired company was extinguished and all its assets, rights, liabilities, obligations and responsibilities were undertaken by the acquiring company without any interruption, irrespective of any formalities other than those provided for by law. The takeover is now being filed before the Registry of Commerce.

c. companies involved	Real Corretora and Santander Serviços.
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:

The takeover resulted in capital increase for Santander Serviços by BRL 62,159,734.44 and its capital stock went from BRL 44,402,250.88 to BRL 106,561,985.32 upon issue of 60,344,165,462 nominative common shares at no par value.

e. shareholding structure before and after the operation	1. Shareholding Structure of involved companies before takeover: Real Corretora de Seguros S.A.
	Shareholder	Common Shares	%
	Santander Advisory Services S.A.	9,380	100%
	Total Shares 9.380	9,380	100%
Santander S.A – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A.
	Shareholder	Common Shares	%
	Santander Advisory Services S.A.	50,425,266,743	99.99
	Minority	42,895	0.0001
	Total Shares 9.380	50,425,309,638	100
2. Shareholding Structure of involved companies after takeover:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

l.	Santander S.A – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A.
	Shareholders	Common Shares	Preferred Shares	Total	%
	Santander Advisory Services S.A.	110,769,432,205	100%	110,769,432,205	100%
	Minority	42,895	0%	42,895%
	Total Shares	110,769,475,100	100%	110,769,475,100	100%

 Fiscal Year 2011

a. event m.	Takeover of Agropecuária Tapirapé S.A. by Santander Brasil Advisory Services S.A. (formerly Santander CHP S.A.).
b. business case n.

In Special Shareholder Meetings held on February 28, 2011, it was approved the takeover of Agropecuária Tapirapé S.A. by Santander Brazil Advisory Services S.A. (formerly Santander CHP S.A.) under the Private Deed of Takeover Protocol and Validation entered into by the parties on February 15, 2011. The net equity of Agropecuária Tapirapé S.A. was assessed by their book value, according to audited balance sheet prepared on December 31, 2010, determined in an evaluation report dated February 15, 2011, audited by specialized company Deloitte Touche Tohmatsu (Independent Auditors). The net equity value of Agropecuária Tapirapé S.A. transferred to Santander Brazil Advisory Services S.A. due to the takeover was BRL 7,173,555.74. The net equity value of Santander Brazil Advisory Services S.A. is BRL 4,749,673.84 as stated in the balance sheet dated December 31, 2010. Based on the Accounting Evaluation Report and the Balance Sheet, the equity value of the subscribed and paid shares, issued by the Companies, both common and preferred, dated the same date, is described in the table below:

	Net Accounting Equity	Livestock are rooted such as Tapirapé S.A.	Santander CHP
	Patrimonial Value Accounting / per batch 1000 actions (in reais)	R$12.2745	R$8,697.2841

Evaluations were carried out on the net equities at market prices of the Companies, by specialized company KPMG Corporate Finance Ltda., according to evaluation report dated February 15, 2011, based on the results of the evaluation of the Companies, the equity value at market prices of subscribed and paid shares issued by the Companies, both common and preferred, dated the same date, is described in the table below:

	Net Accounting Equity	Livestock are rooted such as Tapirapé S.A.	Santander CHP
	Patrimonial Value Accounting / per batch 1000 actions (in reais)	R$12.2745	R$49,163.6385

The Companies' managements have established the exchange ratio of shares on the basis of the respective book value of the Companies, and fixed the value of BRL 12.2745 and BRL 8,697.2841 per lot of 1,000 thousand common or preferred shares, to Agropecuária Tapirapé S.A. and Santander Brazil Advisory Services S.A., respectively, for representing the fairest exchange ratio to minority shareholders. The shareholders of Agropecuária Tapirapé S.A. received, following the approval of the takeover, 1.4113 common shares issued by Santander Brazil Advisory Services S.A. for each thousand common shares or preferred shares issued by Agropecuária Tapirapé S.A., extinguished due to the takeover. With the takeover, there was a reduction in administrative costs, streamlining and simplifying the corporate structure of Santander Brazil Group. By virtue of the takeover, Santander Brazil Advisory Services S.A. succeeded Agropecuária Tapirapé S.A. in all its rights, assets, and liabilities.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

c. companies involved	- Santander Brasil Advisory Services S.A. (acquiring company) - Agropecuária Tapirapé S.A. (acquired company)
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:

Due to the takeover, the capital stock of Santander Brazil Advisory Services S.A. was increased by BRL 7,173,555.74, and went from BRL 1,289,922.72 to BRL 8,463,478.46 by issuing a total of 824,804 nominative common shares without par value; and an increase in net equity by BRL 7,173,555.74, due to the transfer of the net equity of Agropecuária Tapirapé S.A., determined based on its book value on the base date of December 31, 2010.

e. shareholding structure before and after the operation	1. Shareholding Structure of involved companies before takeover: - Agropecuária Tapirapé S.A.
	Shareholders	ON	%	PN	%	TOTAL	%
	Santander Brasil	199,728,688	100	379,265,297	98.59	578,993,985	99.07
	Minority	-	0	5,431,250	1.41	5,431,250	0.93
	Total	199,728,688	100	384,696,547	100	584,425,235	100
- Santander Brasil Advisory Services S.A.
			Shareholders	ON	%	TOTAL	%
			Santander Brasil	506,657	92.78	506,657	92.78
			Minority	39,453	7.22	39,453	7.22
			Total	546,110	100	546,110	100
2. Shareholding Structure of involved companies after takeover: - Santander Brasil Advisory Services S.A.
			Shareholders	ON	%	TOTAL	%
			Santander Brasil	1,323,253	97.00%	1,323,253	97.00%
			Minority	47,661	3.00%	47,661	3.00%
			Total	1,370,914	100%	1,370,914	100%

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

a. event o.	Partial split of CRV Distribuidora de Títulos e Valores Mobiliários S.A. with transfer of split portion of equity to Santander Participações S.A.
b. business case p.

In Special Shareholder Meetings held on August 31, 2011, it was approved the partial split of CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. with transfer of split portion of equity to Santander Participações S.A., under the Private Deed of Partial Split Protocol and Validation executed by the parties on August 29, 2011. The net equity of CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. was evaluated at its book value according to audited balance sheet dated June 30, 2011, ascertained in evaluation report dated August 29, 2011, audited by specialized company Deloitte Touche Tohmatsu (Independent Auditors). The net equity value of CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. transferred to Santander Participações S.A. was BRL 73,704,049.81.

Based on evaluation report of net equity of CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., on base date June 30, 2011, prepared by Deloitte Touche Tohmatsu Independent Auditors, the following exchange ratios were approved regarding the shares of the split company for the shares of the splitting company: each common share issued by CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. was substituted with 2.72053 new common shares issued by Santander Participações S.A. With the split, there was a reduction in administrative costs, streamlining and simplifying the corporate structure of Santander Brazil Group. Under the split, Santander Participações S.A. is solely responsible for the obligations related to assets, rights and liabilities which are transferred under and by virtue of the Partial Split, not responding, therefore, for any past, present or future debts, obligations or liabilities whatsoever, which are related to the assets, liabilities or obligations of CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. that were not transferred to Santander Participações S.A. The split was submitted to approval of the Central Bank, and duly approved by such authority.

c. companies involved	- Santander Participações S.A. (splitting company) - CRV Distribuidora de Títulos e Valores Mobiliários S.A. (split company)
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:

As a result of the split, the capital stock of Santander Participações S.A. was increased by BRL 73,704,049.81 through the issuance of 182,548 new common shares, and the capital stock went from BRL 117,539,807.77 divided into 446,139 nominative common shares, without par value, to BRL 191,243,857.58 divided into 628,687 nominative common shares, without par value. The capital stock of CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., in turn, decreased by the amount of BRL 64,312,515.73, without cancellation of its shares, an amount corresponding to the amount of the portion spun and transferred to Santander Participações S.A., and the capital stock of CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. went from BRL 82,625,088.28 represented by 67,100 nominative common shares, without par value, to BRL 18,312,572.55 represented by 67,100 nominative common shares, without par value.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

e. shareholding structure before and after the operation	1. Shareholding Structure of involved companies before takeover: - CRV DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.
	Shareholders	ON	%	TOTAL	%
	Santander Brasil	67,100	100	67,100	100
	Total	67,100	100	67,100	100
	- SANTANDER PARTICIPAÇÕES S.A.
	Shareholders	ON	%	TOTAL	%
	Santander Brasil	67,100	100	67,100	100
	Total	67,100	100	67,100	100
	2. Shareholding Structure of involved companies after takeover: - CRV DISTRITUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.
	Shareholders	ON	%	TOTAL	%
	Santander Brasil	446,139	100	446,139	100
	Total	446,139	100	446,139	100
	- SANTANDER PARTICIPAÇÕES S.A.
	Shareholders	ON	%	TOTAL	%
	Santander Brasil	628,687	100	628,687	100
	Total	628,687	100	628,687	100

a. event q.	Takeover of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. by Santander Participações S.A. (formerly Santander Advisory Services S.A.)
b. business case r.

In Special Shareholder Meetings held on August 31, 2011, it was approved the takeover of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. by Santander Participações S.A. (formerly Santander Advisory Services S.A.), under the Private Deed of Takeover Protocol and Validation, executed by the parties on August 29, 2011.

The net equity of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. was evaluated at its book value according to audited balance sheet dated June 30, 2011, ascertained in evaluation report dated August 29, 2011, audited by specialized company Deloitte Touche Tohmatsu (Independent Auditors). The net equity value of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. transferred to Santander Participações S.A. as a result of the takeover was BRL 73,704,049.81. Because it is the takeover of a wholly owned subsidiary, no determination of exchange ratio of shares was voiced and, therefore, the provisions of Article 264 in Law 6.404/76 are not to apply. With the takeover, there was a reduction in administrative costs, streamlining and simplifying the corporate structure of Santander Brazil Group. In view of the takeover, Santander Participações S.A. succeeded Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. in all its rights, assets and liabilities.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

c. companies involved	Santander Participações S.A. (acquiring company) Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (acquired company)
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:

Considering that all the shares issued by Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. are owned by Santander Participações S.A., there was no increase in the capital stock of Santander Participações S.A. as a result of the takeover, so that the net equity of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. was registered in Santander Participações S.A. as reclassification of assets and liabilities.

e. shareholding structure before and after the operation	1. Shareholding Structure of involved companies before takeover: - Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.
	Shareholders	ON	%	PN	%	TOTAL	%
	Santander Participações S.A.	344,282,642	100	77,225,627	100	421,508,270	100
	Total	344,282,642	100	77,225,627	100	421,508,270	100
-SANTANDER PARTICIPAÇÕES S.A.
			Shareholders	ON	%	TOTAL	%
			Santander Brasil	628,687	100	628,687	100
			Total	628,687	100	628,687	100
2. Shareholding Structure of involved companies after takeover: No change in shareholding structure of Santander Participações S.A.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

a. event s.	Sale of Santander Seguros S.A. and Santander Brasil Seguros S.A. to Zurich Santander Insurance America S.L.
b. business case t.

Based on prior approval issued by SUSEP (Private Insurance Superintendence) on August 23, 2011, the sale operation ("Operation") was closed on October 5, 2011, by Banco Santander, of all its shares issued by Zurich Santander Brasil Seguros e Previdência S.A., and indirectly, Zurich Santander Brasil Seguros S.A. (formerly Santander Brasil Seguros S.A.), to: (i) Zurich Santander Holding (Spain) S.L. (Zurich Santander), a holding company headquartered in Spain, 51% of which is held by Zurich Financial Services Ltd. and its affiliates (Zurich), and 49% of which is held by Santander Spain Bank; and (ii) Inversiones ZS America SPA, a company headquartered in Chile and held by Zurich Santander (Inversiones ZS).

Said closing comprised the effective transfer by Santander Bank: to Zurich Santander, of 11,251,174,948 common shares issued by Zurich Santander Brasil Seguros e Previdência S.A.; and to Inversiones ZS, 03 common shares issued by Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase price and preliminary sales to Santander Bank, at the total net amount of BRL 2,741,102 (received on October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. totaled BRL 24,731,463 mainly represented by BRL 21,551,422 in debt and equity bonds (government bonds, private bonds, and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. totaled BRL 22,349,428 mainly represented by BRL 21,278,718 in liabilities for insurance contracts - technical provision for insurance operations and private pension plans. The gain recognized on this transaction was BRL 648,783 recorded as income on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012, SUSEP approved the final transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich

Santander Holding (Spain) SL, a holding company based in Spain, 100% owned by Zurich Santander, currently the owner of the shares initially transferred to Zurich Santander.

The aggregate amount by which the Company sold to ZS Insurance and to Inversiones ZS all existing shares issued by Zurich Santander Seguros is BRL 2,744,990,429.98 (two billion, seven hundred forty-four million, nine hundred and ninety thousand, four hundred and twenty-nine BRL and ninety-eight cents), resulting in a price reduction of BRL 6,567,142.00 (six million, five hundred sixty-seven thousand, one hundred forty-two BRL). The final price was set based on (i) the balance sheet especially prepared by Zurich Santander Seguros for the period ended on September 30, 2011, (ii) the price adjustment mechanisms expressly provided in their Purchase and Sale Agreement dated July 14, 2011, and amendments, as well as (iii) the negotiations between the parties.

Due to the above, the Company is taking all necessary steps to, in the next few days, convene a Special Shareholders Meeting at which the Company will offer to its shareholders the preemptive right to purchase shares issued by Zurich Santander Seguros, under and for the purposes of article 253, I, in Law 6.404/76.

The Transaction is included in the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander of all casualty and life and pension insurers of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the Transaction, Santander Bank exclusively distributes insurance products for 25 years, through its branch network, with the exception of car insurances, which are not included in the scope of the Transaction. As a result of these agreements, Santander Bank receives relative compensation, equivalent to that in force before the Transaction.

The Transaction aims to promote and strengthen the role of Santander Bank in the insurance market, providing a greater range of products, covering classes of clients not currently exploited and leveraging the distribution capabilities of Santander Bank, among others.

c. companies involved	- Santander Seguros S.A. (sold company) - Santander Brasil Seguros S.A.
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer	In consequence of the sale of Santander Seguros S.A. and Santander Brasil Seguros S.A., Santander Brazil is no longer a shareholder.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

e. shareholding structure before and after the operation u.	1. Shareholding Structure of involved companies before sale: - Santander Seguros S.A.
	Shareholders	Common Shares	%	TOTAL	%
	Santander Brasil	11,251,174,947	99.99%	11,251,174,947	99.99%
	Members of the Board of Directors	4	0.01%	4	0.01%
	Total	11,251,174,951	100	11,251,174,951	100
	2. Shareholding Structure of involved companies after sale: - Santander Seguros S.A.
	Shareholders	ON	%	TOTAL	%
	Zurich Santander Insurance America, S.L.	11,251,174,944	99.99%	11,251,174,944	99.99%
	Inversiones ZS America SPA	3	0	3	0.00%
	Counselors	4	0	4	0.00%
	Total	11,251,174,951	100	11,251,174,951	100

Fiscal Year 2012

v. a. event	Investment in Sete Brasil Participações S.A. upon subscription and payment of shares in Sondas Equity Investment Fund ("FIP Sondas") by Santander Participações S.A.
b. business case w.

On May 13, 2011, the shareholders made an investment in the capital stock of Sete Brazil, through acquisition of shares of FIP Sondas, which is controller of Sete Brasil Participações S.A., a company organized for the purpose of acquiring, selling, building, chartering and/or operating drilling rigs and other assets of exploitation and production of oil and gas. Sete Brasil has as revenue source the distributions of profits received from its wholly owned direct subsidiary, Sete International GMBH, headquartered in Austria, through subsidiaries based in the Netherlands, which have probes for Petrobrás to exploit the area of the Brazilian pre-salt ("Pre-Salt").

The Company is currently implementing a project to enable the provision of 28 (twenty eight) drilling rigs operating at full capacity mainly in the Brazilian pre-salt area.

On March 29, 2012, it was approved the second issue of the Fund's shares, which were subscribed by original shareholders and new investors.

Sete Brasil shareholders will be FIP Sondas and Petrobrás, with FIP holding 95% (ninety five percent) and Petrobrás holding 5% (five percent). In SPEs, the shareholding structure is 85% (eighty five percent) owned by Sete International and 15% (fifteen percent) held by companies operating probes.

With proceeds from investors, in this 1st round of fund raising, FIP will make a capital contribution to Sete Brasil to fund the building of seven (07) probes.

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6.5          Main corporate events involving the issuer, or controlled or affiliated companies

Valuation and Return: the contributions made by Santander will be at book value with an expected return greater than 25% per year (twenty-five percent per year) in BRL, nominal, through the sale of shares in Sete Brasil in secondary offer of shares.

c. companies involved	Sete Brasil Participações S.A.
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:	The acquisition did not caused any change to the shareholding structure.
e. shareholding structure before and after the operation	1. Shareholding Structure of involved company before acquisition:
	Shareholders	ON	% The FIP	% Indirect in Company	TOTAL	%
	Petros	350	19.2%	18.2%	350	19.2%
	Funcef	350	19.2%	18.2%	350	19.2%
	Bradesco	250	13.7%	13.0%	250	13.7%
	Santander	250	13.7%	13.0%	250	13.7%
	BTG Pactual	250	13.7%	13.0%	250	13.7%
	1436	180	9.9%	9.4%	180	9.9%
	Added Value	100	5.5%	5.2%	100	5.5%
	Petrobras	91	5.3%	10.0%	91	5.3%
	TOTAL	1821	100%	100%	1821	100%
2. Shareholding Structure of involved company after acquisition:
	Shareholders	ON	% The FIP	% Indirect in Company	TOTAL	%
	Petros	1,378.046.846	17.65%	16.77%	1,378,046,846	17.65%
	Funcef	1,378,046,846	17.65%	16.77%	1,378,046,846	17.65%
	Bradesco	250,000,000	3.20%	3.04%	250,000,000	3.20%
	BTG PACTUAL	1,287,480,168	16.49%	15.66%	1,287,480,168	16.49

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

 6.5         Main corporate events involving the issuer, or controlled or affiliated companies

FIC / FIP Probes	864,766,551	11.07%	10.52%	864,766,551	11.07%
Santander	498,015,873	6.38%	6.06%	498,015,873	6.38%
1436	180,000,000	2.31%	2.19%	180,000,000	2.31%
Added Value	200,000,000	2.56%	2.43%	200,000,000	2.56%
Lakeshore	4,000,000	0.05%	0.05%	4,000,000	0.05%
Petrobras	358,707,327	4.59%	4.36%	358,707,327.	4.59%
Luce	278,048,780	3.56%	3.38%	278,048,780	3.56%
EIG	497,034,137	6.37%	6.05%	497,034,137	6.37%
FI-FGTS	634,146,341	8.12%	7.72%	634,146,341	8.12%
TOTAL	348,253,362,330	100%	100%	348.253.362.30	100%

x. a. event	Acquisition of Idéia Produções e Design Ltda.–ME by Webmotors S.A.
b. business case y.

Execution of Private Deed of Commitment to Sale and Purchase of Shares and Other Covenants ("Acquisition Agreement") dated October 11, 2012, for the acquisition by Purchaser (Webmotors S.A.) of all shares representing the capital stock of IDÉIA PRODUÇÕES E DESIGN LTDA.–ME, a limited company headquartered in the City of Natal, State of Rio Grande do Norte, at Rua Ipanguassu, 1130, CEP 59015-30, bearer of Corporate Taxpayer Card # 01.310.409/0001-77 ("Idéia" or "Company"), from Sellers Antonio Dantas de Amorim Neto, Fernando José Oliveira de Amorim and Fernando Antonio de Freitas Amorim. On January 16, 2013, it was signed the Closing Statement of the Private Deed of Commitment to Purchase and Sale of Shares and Other Covenants, given that the parties have complied with the conditions precedent contained in the Acquisition Agreement. For the disposal of the Shares, the Purchaser has agreed to pay to Sellers the following values ("Purchase Price"): (a) the fixed amount of BRL 4,000,000.00 (four million BRL), with (i) BRL 2,000,000.00 (two million BRL) being paid within ten (10) days after the Closing Date, in domestic currency, by direct electronic transfer (TED), to banking accounts held by Sellers, and (ii) the remaining BRL 2,000,000.00 (two million NRL) shall be deposited in a Restricted Account ("Fixed Price"); and (b) variable amount to be calculated and paid in accordance with the conditions set forth in the Acquisition Agreement ("Variable Price").

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

c. companies involved	Webmotors S.A.
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:	The acquisition did not caused any change to the shareholding structure.
e. shareholding structure before and after the operation	1. Shareholding Structure of involved company before acquisition:
	Shareholders	ON	%	PN	%	TOTAL	%
	Santander S.A. Administrative and Technical Services, Insurance Brokerage	348,253,362,330	100%	17,929,313,233	100%	366,182,675,563	100%
	TOTAL	348,253,362,330	100%	17,929,313,233	100%	366,182,675,563	100%

a. event z.	Takeover of Santander Administradora de Consórcios Ltda. ("Santander Consórcios") by Santander Brasil Administradora de Consórcios Ltda. ("Santander Brasil Consórcios").
b. business case aa.

In meetings held on July 25, 2012, the Board of Officers of Santander Consórcios and Santander Brasil Consórcios agreed and submitted for approval of their respective shareholders the takeover of Santander Consórcios by Santander Brasil Consórcios, which was approved at their respective Meetings of Members on July 31, 2012. The takeover was carried out by transferring the net book value of Santander Consórcios to the equity of Santander Brasil Consórcios, based on the audited balance sheet at June 30, 2012. The changes in equity that occurred from the base date of such balance sheet thru the effective date of the takeover were recognized and recorded directly by the acquiring company. The Central Bank of Brazil approved such takeover on November 30, 2012.

c. companies involved	- Santander Administradora de Consórcios Ltda. - Santander Brasil Administradora de Consórcio Ltda.
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:	- Increased capital stock of Santander Brasil Consórcio by BRL 2,423,852.00. - Dissolution of Santander Consórcios.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

e. shareholding structure before and after the operation	1. Shareholding Structure of involved companies before takeover: - SANTANDER ADMINISTRADORA DE CONSÓRCIOS Ltda.
	Shareholders	QUOTAS	%	Total	%
	Banco Santander (Brasil) S.A	2,999,999	99.99997%	2,999,999	99.99997%
	Santander Brasil Advisory Services S.A.	1	0.00003%	1	0.00003%
	TOTAL	3,000,000	100.00000%	3,000,000	100.00000%
	- SANTANDER BRASIL ADMINISTRADORA DE CONSÓRCIO Ltda.
	Shareholders	QUOTAS	%	Total	%
	Banco Santander (Brasil) S.A	92,924,982	99.99998%	92,924,982	99.99998%
	Santander Brasil Advisory Services S.A.	19	0.00002%	19	0.00002%
	TOTAL	92,925,001	100.00000%	92,925,001	100.00000%
	2. Shareholding Structure of involved companies after takeover: - SANTANDER BRASIL ADMINISTRADORA DE CONSÓRCIO Ltda.
	Shareholders	QUOTAS	%	Total	%
	Banco Santander (Brasil) S.A	95,348,833	99.99998%	92,348,833	99.99998%
	Santander Brasil Advisory Services S.A.	20	0.00002%	20	0.00002%
	TOTAL	95,348,853	100.00000%	95,348,853	100.00000%

a. event bb.

Partial split of Santander Participações S.A., with transfer of the spun-off assets Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros ("Santander Serviços"), followed by Capital Increase of Santander Serviços by Santusa Holding S.L. and acquisition by Santander Serviços of shares of Tecnologia Bancária S.A. ("Tecban").

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.5          Main corporate events involving the issuer, or controlled or affiliated companies

b. business case cc.

Partial split of Santander Participações S.A., with transfer of the spun-off assets to Santander Serviços ("Partial Split"), held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Split was accomplished by the transfer of net assets from Santander Participações to Santander Serviços, based on the audited balance sheet dated November 30, 2012. The changes in net equity that occurred from the base date of the balance sheet thru the accomplishment of the Partial Split were recognized and recorded directly in Santander Serviços. Increase in capital of Santander Serviços on December 31, 2012 by BRL 371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. ("Santusa"), a holding company controlled by Santander Spain Bank. After this operation, the capital stock of Santander Serviços is now owned by Santander Bank and Santusa in the proportion of 60.65% and 39.35% respectively. Acquisition by Santander Serviços of shares of Tecnologia Bancária S.A. – Tecban, held by Santusa, according to sale & purchase agreement entered into by the parties on January 21, 2013, representing 20.82% of the capital stock of Tecban, a transaction that has been duly authorized by the Central Bank on March 12, 2013, in accordance with Resolution 4.062/2012.

c. companies involved	- Santander Participações S.A. - Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros - Webmotors S.A. - Santusa Holding, S. L. - Tecnologia Bancária S.A. - Tecban
d. Effects of the operation on the shareholding structure, especially the equity interest of the holding company, shareholders holding more than 5% in the capital stock, and officers of the issuer:

Webmotors S.A. is now controlled by Santander Serviços.

The shareholding interest in Tecban is now held by Santander Serviços.

Santander Serviços is now held by Banco Santander (60.65%) and Santusa (39.35%).

e. Shareholding structure before and after the operation	1. Shareholding Structure of involved companies before restructuring: - Webmotors S.A.
	Shareholders	ON	%	PN	%	TOTAL	%
	Santander Participations	348,253,362,330	100%	17,929,313,233	100%	366,182,675,563	100%
	TOTAL	348,253,362,330	100%	17,929,313,233	100%	366,182,675,563	100%
	- Santander Serviços
	Shareholders	ON	%	TOTAL		%
	Santander Participações S.A.	110,769,432,205	99.99996%	110,769,432,205		99.99996%
	Minority	42,895	0.0000 4%	42,895		0.00004%
	TOTAL	110,769,475,100	100%	110,769,475,100		100%
	2. Shareholding Structure of involved companies after restructuring:

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6.5          Main corporate events involving the issuer, or controlled or affiliated companies

- Webmotors S.A.
Shareholders	ON	%	PN	%	TOTAL	%
Santander Services	348,253,362,330	100%	17,929,313,233	100%	366,182,675,563	100%
TOTAL	348,253,362,330	100%	17,929,313,233	100%	366,182,675,563	100%
- Santander Serviços
		Shareholders	ON	%	TOTAL	%
		Banco Santander (Brasil) S.A	174,360,450,566	60.65339%	174,360,450,566	60.65339%
		Minority	42,895	0.00001%	42,895	0.00001%
		Santusa	113,109,756,098	39.34660%	113,109,756,098	39.34660%
		TOTAL	287,470,249,559	100%	287,470,249,559	100%

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.6 Other relevant information

6.6       Please describe any application for bankruptcy, if based on relevant value, or for judicial or extrajudicial reorganization, involving Santander Brazil, and the current state of affairs:

Santander Brazil has no application for bankruptcy or judicial or extrajudicial reorganization.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

6.7          Other relevant informations:

6.7       Please report any further information which Santander Brazil shall deem relevant:

2010

Memorandum of Understanding for Sharing of Outside ATM Network

On February 11, 2010, we, together with Banco do Brazil S.A. and Banco Bradesco S.A., signed a non-binding memorandum of understanding to consolidate the operations of our respective outside ATMs, like those installed in airports, gas stations, supermarkets, malls, drugstores and bus terminals. After the consummation of this transaction, we will have a business model that will allow our clients to use approximately 11,000 outside ATMs. This model, which envisages the creation of a brand to identify the consolidated network, would significantly increase the availability and penetration of the ATM network for each bank, and would create efficiency gains compared to the current way the ATM network is used by each bank.

Reduction in Shareholding Interest held by Santander Insurance Holding, S.L.

On August 16, 2010, we filed with SEC and CVM a registration statement on Form F-1 with respect to the sale by our shareholder Santander Insurance Holding, S.L. ("Santander Insurance Holding") of the Bank's shares held by it, in the form of ADRs in the US market. Altogether, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted, held by Santander Insurance Holding, comprising 82,516,728 Units/ADRs (equivalent to 2.17% interest in our capital stock). On December 31, 2010, Santander Insurance Holding sold all these units and their current ownership interest in our capital stock is less than 0.05%.

Allocation of additional funds to branches in Cayman Islands

On August 30, 2010, we approved the allocation of USD 3.5 billion as additional capital to our branch in Cayman Islands, which increased its capital from USD 3.6 billion to USD 7.1 billion. The increase was part of our strategy to improve our foreign trade operations, strengthen our balance sheet in foreign currency, provide autonomy to Santander Group entities and reduce the interdependence between them, and redeem all of the Subordinated Non-Cumulative Perpetual US Bonds amounting to $ 500 million, issued on September 20, 2005. We hedged the exposure denominated in US dollars from the investment, for our part, in the Cayman Islands branch, through transactions in the futures market in US dollars.

Strategic Partnership Agreement in Brazil and Latin America

On October 18, 2010, Santander Spain reached an agreement with Qatar Holding, pursuant to which the latter will subscribe the issuing of bonds amounting to 2.7 billion by Santander Spain, mandatorily exchangeable for existing shares or new shares, in our capital stock, at the option of Santander Spain. The said operation stands for 5% of our capital stock. The bonds are to mature on the third anniversary of the issue date. The conversion or exchange price will be BRL 23.75 per Unit and the bonds will pay an annual coupon of 6.75%. This investment represents the inclusion of Qatar Holding as a strategic partner of Santander Group in Brazil and in Latin America. The transaction allows us to advance our commitment to achieving free float of 25% at the end of 2014.

2011

Disposal of Santander Seguros

On February 21, 2011, the Board of Directors approved the main terms and conditions of operation for the sale of all outstanding shares of capital stock of our wholly owned subsidiary, Santander Seguros, a Spain-based holding company ("Holding"), which initially will be owned, directly or indirectly, by our controlling shareholder, Santander Spain ("Transaction"). We expect to complete the transaction at the end of 2011. There are pending regulatory approvals. The Transaction is part of a foreign strategic partnership between Santander Spain and Zurich Financial Services Ltd. ("Zurich"), with the acquisition by the Holding of all property and casualty, life and pension insurance companies of

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6.7          Other relevant information:

Santander Group located in Argentina, Brazil, Chile, Mexico and Uruguay. Once the Transaction and/or the acquisition by the Holding are completed, Santander Spain will sell to Zurich 51% of the capital stock of the Holding.

The main business of Santander Seguros is the development of operations of personal insurance, in any of its modalities, as well as annuity plans and open private pension funds, and is the controlling shareholder of Santander Brasil Seguros S.A. (Santander Brasil Seguros and, together with Santander Seguros, the "Insurance Companies"), whose main business is the development of damages insurance operations in any of its modalities.

The completion of the Transaction is subject to the satisfaction of certain conditions precedent, customary for transactions of this nature, including the negotiation and execution of final agreements and obtaining the necessary regulatory approvals.

As part of the Transaction, the Insurance Companies will sign with us distribution agreements with a minimum term of 25 years, according to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to our distribution channels, through our bank branches network, except for car insurance, which will not be included in the Transaction. As a result of these agreements, we are entitled to receive commissions at levels similar to such commissions as we receive currently.

With the partnership between Santander Spain and Zurich in the insurance business, the Transaction seeks to promote and strengthen our presence in the insurance market, to expand the range of products we offer and our customer classes, which will enable us to increase our revenue in each category of insurance product. The Operation will not include Santander Capitalização S.A. ("Santander Capitalização"), which will remain under our control through partial split of Santander Seguros, which occurred on April 29, 2011, and which still depends on the legal and regulatory approvals for proper execution. Our business will continue to include the distribution of insurance products, which will be conducted by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the Transaction, we will receive, at the closing date, a price calculated based on the amount of BRL 3,167 million, which is subject to certain adjustments, including reduction related to the partial split of Santander Capitalização to be held at book value. As Santander Seguros is currently our wholly owned subsidiary, our shareholders have preemptive rights to purchase shares of Santander Seguros in proportion to their shareholding in Santander Brazil, as established in Article 253 of Law 6.404/76. We will offer the preemptive rights to our shareholders in due course.

Acquisition of Credit Portfolio of Santander Spain

On February 21, 2011, the Board of Directors approved the acquisition, by means of our Cayman Islands branch, in market conditions, of a portfolio of financial contracts of exports and trading, related to transactions with Brazilian clients or foreign affiliates of Santander Spain, in a value of up to USD 1.1 billion.

2012

Sales of ADRs of Santander Spain and increased number of shares available for trading

On March 22, 2012, Santander Spain informed us that, under our commitment to increase our shares available for trading to 25% of our capital stock, they reduced by 5.8% their interest in our capital stock, which, at the time, resulted in an increase to 24.1% of our shares available for trading. This reduction of 5.8% (5.7% of common shares and 5.9% preferred shares) resulted from the following operations: (i) transfer of 4.4% of our capital stock to a third party, held in January 2012; (ii) sale of 0.6% of our capital stock to a third party, held on March 22, 2012; and (iii) transfer of 0.8% of our capital stock, held on March 22, 2012, to a third party who will deliver the shareholding to investors of convertible bonds issued by Santander Spain in October 2010, at maturity and as provided in such bonds. Subsequent to these transactions, Santander Spain, directly and indirectly, started holding at the time approximately 76.4% of our voting capital stock and approximately 75.6% of our total capital stock.

Foreign Subsidiary

We established a wholly owned subsidiary in Spain, Santander Brasil Establecimiento Financiero de Crédito S.A. ("Santander EFC") to complement our foreign trade strategy for our Brazilian large corporate clients and their operations abroad. This enables us to provide financial products and services through foreign entity not established in a jurisdiction with favorable taxation, as our Grand Cayman branch, in accordance with Law 12.249/2010 and

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Normative Instruction 1.037/2010 of the Brazilian Revenue Service. The establishment of our foreign subsidiary was approved by the Central Bank of Brazil on September 26, 2011, the Brazilian Revenue Service, the Ministry of Economy and Treasury in Spain on February 6, 2012, and Banco de España on March 28, 2012. The remittance of funds for the payment of the capital stock of the subsidiary was held on March 5, 2012 in the amount of € 748 million. Santander EFC is operating since March 2012.

Acquisition of Credit Portfolio of Santander Spain Group

In 2012, we acquired, through our wholly owned subsidiary in Spain, and Banco Santander S.A. (our controlling shareholder, Santander Spain), New York and London Local Offices, under an arm's length transaction, a portfolio of credit facility contracts related to export and import operations under agreements with Brazilian clients or their affiliates abroad, totaling USD 119 million, equivalent to BRL 181 million, using the exchange rate of the days when there were operations. These transactions were conducted in accordance with our policy of transactions with related parties, even after receiving the approval of our Board of Directors.

Time Extension for Achievement of Minimum Ratio of Outstanding Shares (Shares Available for Trading) to 25%

On October 5, 2012, BM&FBOVESPA extended the time for us to meet the minimum requirement of 25% of shares available for trading to October 7, 2013. This period may be extended for another year, if we submit, at least ninety days prior to October 7, 2013, a detailed plan to achieve the minimum percentage of outstanding shares until October 7, 2014. Santander Spain reported its intention to increase the number of shares available for trading to 25% through sales to qualified investors in Brazil or abroad.

Real Estate Investment Fund

On December 21, 2012, we approved the execution of sale and lease back agreements with Santander Agências Fundo de Investimento Imobiliário, through which we sell real estate assets, primarily branches, totaling BRL 377.4 million on December 28, 2012. As a result, we recorded gains of BRL 334.5 million in our item gains (losses) on disposal of assets not classified as non-current assets held for sale. Fund units were offered publicly to third party investors.

History

Santander Group has expanded worldwide through various acquisitions and the successful integration of acquired businesses in order to achieve synergies.

In 1957, Santander Group joined for the first time the Brazilian market, through an operating contract with Banco Intercontinental do Brasil S.A. Since the 1990s, Santander Group seeks to establish a strong presence in Latin America, particularly in Brazil. Santander Group has promoted this strategy through organic growth and acquisitions. In 1997, Santander Group acquired Banco Geral do Comércio S.A., a midrange retail bank, subsequently changing its corporate name to Banco Santander Brasil S.A. In the following year, Santander Group acquired Banco Noroeste S.A., aiming to further strengthen its position as a retail bank in Brazil. In 1999, Banco Noroeste was merged into Banco Santander Brasil. In January 2000, Santander Group acquired Banco Meridional S.A. (including its subsidiary, Banco Bozano Simonsen S.A.), an active bank in retail and wholesale banking business mainly in southern Brazil.

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6.7          Other relevant information:

Santander Group has consistently demonstrated its ability to perform complex acquisitions in Brazil, integrate acquired businesses into its existing business, and improve their operating performance. This was the case, in particular, with the acquisition, in November 2000, of Banespa, a bank owned by the State of São Paulo. Through this acquisition, Santander Group has become one of the largest financial groups in Brazil, with strong retail and wholesale bank services, operations present in all Brazilian regions, strategically located in the South and Southeast. Despite operating in Brazil under different legal entities, since 2000, Santander Brazil has administrative and management functions centralized in Brazil. In 2006, Santander Brazil, after the approval of the shareholders and the Central Bank of Brazil, has consolidated its investment in an entity, Banco Santander Banespa S.A., which later became known as Banco Santander (Brasil) S.A., thereby simplifying our corporate and tax structure, improving our operational efficiency and reducing administrative costs through integration and update of different platforms of information technology. In 2007, Santander Group introduced a brand unification program.

On November 1, 2007, RFS Holdings BV, a consortium that includes Santander Spain, The Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis NV ("Fortis"), acquired 96.95% of the shares of ABN AMRO Holding NV (and, together with ABN AMRO Bank NV, "ABN AMRO"), the controlling shareholder of Banco Real. On December 12, 2007, the Brazilian antitrust authorities (Administrative Council for Economic Defense, or CADE) approved without reservations the acquisition of Brazilian entities of ABN AMRO by the consortium. In the first quarter of 2008, Fortis and Santander Spain reached an agreement whereby Santander Spain acquired the right to Brazilian activities of asset management of ABN AMRO, which Fortis had acquired as part of the consortium purchase of ABN AMRO. On July 24, 2008, Santander Spain took indirect control of shares in Banco Real, which then were incorporated to Santander Group in order to consolidate their investments in Brazil. In shareholder meetings of Santander Brazil and Banco Real, held on August 29, 2008, it was approved the acquisition by Santander Brazil of the capital stock of Banco Real, by the merger of shares, and Banco Real became a wholly owned subsidiary of Santander Brazil. At the time of the merger of shares, Banco Real was the fourth largest private bank in Brazil in terms of assets. As a result of the acquisition of shares, we became the third largest private bank in Brazil in terms of assets, according to the Central Bank of Brazil. On April 30, 2009, Banco Real was acquired by Santander Brazil and ceased to exist as a separate legal entity. The Central Bank of Brazil approved such takeover in October, 2012.

Capital Expenditures and Divestitures

Our major capital expenditures consist of investments in information technology. The technology platform we adopt remains focused on our clients and supports our business model. In each of the fiscal years 2012, 2011 and 2010, the total investments in information technology were BRL 958 million, BRL 848 million, and BRL 1,150 million, respectively.

In 2012, we continued to enhance our technology platform through investments in systems and equipment technology upgrade. During this year, our main project was the building of the new Datacenter, with which we intend to achieve the most advanced requirements in terms of Datacenter. We expect to invest a total of BRL 226 million to build the Datacenter, out of which BRL 61 million were invested in 2012.

The technology management by specialized companies belonging to Santander Group allows us to achieve global scale and other benefits similar to outsourcing, without the downside of losing control of outsourcing of core activities. For further information on our technological infrastructure, please refer to section "B – Business Overview – Technology & Infrastructure" below.

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6.7          Other relevant information:

Our main divestment in the last three fiscal years and until the date of this annual report was the sale, in March 2010, of the building that housed the former headquarters of Banco Real, located at Avenida Paulista 1.374, São Paulo, for a total value of BRL 270 million. This transaction was completed through a purchase agreement dated March 4, 2010 with Fundo de Investimento Imobiliário Prime Portfolio, corresponding to the sale of 60.0% of the building, and a purchase agreement dated March 5, 2010 with Top Center Empreendimentos e Participações Ltda., corresponding to the sale of 40.0% of the building. We financed 40% of the purchase price of the building.

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7.1          Description of activities of issuer and its controlled companies

7.1       Please summarize the activities developed by the issuer and its controlled companies.

Our business is comprised of three operating segments: Commercial Bank, Global Banking & Markets, and Assets & Insurance Management.

Commercial Bank: We remain focused on long-term relationship with our individual and corporate clients (except for global corporate clients that are served by our Global Banking & Markets segment), seeking to support all their financial needs with our credit facilities, banking services and money products. Our business model and segmentation allow us to offer a customized approach per client, with a view to meeting their specific needs. Our clients are served throughout Brazil mainly by means of our chain of branches, which, on December 31, 2012, was made up of 2407 branches, 1381 on-site service stations (located within the facilities of our corporate clients), and 17793 ATM terminals.

Global Banking & Markets: We are one of the leading market banks in Brazil, and we offer financial services and sophisticated and structured solutions for our clients, in parallel to our treasury desk business. Our market banking business is focused on services provision to something like 750 major local and multinational conglomerates, which we refer to as GB&M Clients. In the fiscal year expired on December 31, 2012, services to our GB&M Clients represented about 46% of our operations, in terms of profits before taxes. Our market banking business provide our clients with a wide range of domestic and foreign services aimed at their specific needs. We offer products and services in the main areas: global transaction banking, credit markets, corporate finance, equities, rates, market making, and treasury desk. Our clients benefit from global services available at the market banking network of Santander Group and our experience in local markets. Our proprietary trading desk is under tough supervision of risk management and has consistently showed positive results, including in high volatility scenarios.

Assets & Insurance Management: According to ANBIMA, Santander Brazil Asset Management DTVM S/A ("Santander Brazil Asset Management") is the sixth major company of assets management in Brazil, with BRL 134 billion in assets under management. The volume of our business in Assets Management rose 45.1% in 2012, reaching 6.1% in the Brazilian segment of funds. We believe that our rigorous governance, our disciplined process of investment management, our wide range of products, and our prudent risk management have contributed to such investment level ratings as ascribed to our assets management business by Standard & Poor's and by Moody's.

We provide our clients with different insurance products, such as life insurance, personal accident insurance, home insurance, moneylender insurance, credit card protection, home insurance, plant insurance, machines and equipment insurance, in addition to private pension plans. After the sale of Santander Seguros in 2011, our operations in this segment are focused exclusively on distribution of insurance and private pension products.

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7.1          Description of activities of issuer and its controlled companies

The following list details of business segments and their main focus:

Assets & Insurance Management
Commercial Bank	Global Banking & Markets

• Retail Banking - Individuals - SMEs (annual gross income up to BRL 80 million)	• Global corporate clients (or global banking & markets – GB&M) • Treasury	• Assets management • Insurance brokerage
• Companies with annual gross income higher than BRL 80 million (excluding global corporate clients)
• Consumers Credit Facilities

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7.2          Information about business segments

7.2       Regarding each business segment disclosed in the most recent financial statements at fiscal year expiration, or consolidated financial statements, if any, please detail:

a.         products and services traded

Commercial Bank

The business of our Commercial Bank segment includes products and services aimed at retail clients, companies and corporate clients (other than global corporate clients served by our Global Banking & Markets segment), and our operations of consumer credit facility.

Retail Banking

In Retail, the Bank adheres to different service models for each line of clients:

•               High-income clients: The model adopted by Santander Brazil counts on exclusive branches and dedicated departments within common branches, and is based on personal relationship with account managers, wit a view to provide privacy, priority service, and special attention to such clients.

•               Middle-income clients: The Bank adopts a multiple service channel with support from account managers. Santander Brazil offers unique services to clients who may become high-income clients.

•               Low-income clients: The Bank's model is to serve our clients by means of alternative channels. The Bank offers unique services to clients who may become middle-income or high-income clients.

•               Small and Middle Companies (PMEs): For small and middle companies, Santander Brazil model is focused on relationship with account managers, while for undersized companies it offers a number of service channels. Specific platforms are used to deliver unique services to clients having a great potential to growing income.

On December 31, 2012, our retail operations had something like 27.3 million clients in the aggregate and 20.8 million clients of cash deposit accounts, according to the Central Bank criteria.

The products and services portfolio we deliver to our retail clients includes:

•               checking accounts, savings accounts, and time deposit accounts;

•               loans to individuals, including consumer credit facilities, personal loans and payroll loans;

•               credit cards;

•               loans to small and middle companies;

•               credit facilities to farmers;

•               real estate credit facilities;

•               leasing;

•               insurance products and assets management;

•               private pension plans; cash management services for small and middle companies.

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7.2          Information about business segments

This wide range of products, combined with a complete portfolio of services, and customized attention, had helped us reaching our goals of high quality and client satisfaction.

Client Deposits

We offer a wide range of deposit products to our clients, such as:

•    Checking accounts (also known as cash deposit accounts), which are not remunerated.

•    Traditional savings accounts, the remuneration of which is set according to Article 12 in Law 8177/91 as amended by Provisional Ordinance 567/12:

(1) Deposits on or before May 3, 2012 accrue: TR (Brazilian reference rate) added by 0.5% monthly.

(2) Deposits as of May 4, 2012 accrue:

(a) when SELIC rate is higher than 8.5% annually: TR + 0.5% monthly;

(b) when SELIC rate is equal to or lower than 8.5% annually: TR + 70% of SELIC monthly.

•    Time Deposits, also known as bank deposit certificates or "CDB", which have high liquidity and remuneration based on pre-fixed or post-fixed rates.

•    Real Estate Credit Bill (LCI) is a fixed-income bond backed by real estate credit operations. It has a grace period of 181 or 361 days and its remuneration is based on post-fixed rates.

•    Financial Bills (LF) are bonds issued by financial institutions with the purpose of raising long-term funds. This product has a two-year maturity, without liquidity, with post-fixed remuneration.

In addition to standing for a material source of stable fund raising for us, we see each account holder as a prospective client for the complete portfolio of products and services we deliver.

Deposits from financial institutions also contribute to our treasury operations, which are represented by Interbank Deposit Certificates or "CDI", which are remunerated at the interbank deposit rate.

The following table shows an itemization of our deposits per type of product, on the specified dates.

	On 31 December

	2012	2011	2010
	(in million R$)
Deposits from clients
Current accounts	13,585	13,561	16,132
Savings accounts	26,857	23,293	30,303
Term Deposit	84,586	83,942	68,916
Committed transactions	63,567	53,678	52,598
Total	188,596	174,474	167,949
Deposit from the Brazilian Central Bank and credit institutions
Term Deposit	26,077	27,023	28,867
Cash deposit	48	133	344
Committed transactions	8,949	24,371	13,180
Total	35,074	51,527	42,391

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7.2          Information about business segments

Total Deposits	On 31 December
	2012	2011	2010
	(in million R$)
	223,669	226,001	210,340

Credit Operations

The following table shows a detailing of our credit portfolio per client class, on the specified dated.

				Oscillation from December 31, 2012 to… (in BRL million)
	On 31 December
	2012	2011	2010	R$million	%
Individuals	70,277	63,413	50,981	6,864	10.8%
Consumer Credit Facilities	29,566	30,459	26,969	(893)	(2.9%)
Small and Middle Companies(1)(3)	40,118	33,538	26,758	6,580	19.6%
Big Companies(2)(3)	70,783	66,774	56,850	4,009	6.0%
Total	210,744	194,184	160,558	16,560	8.5%

(1) Companies with annual gross income lower than BRL 80 million.

(2) Companies with annual gross income higher than BRL 80 million, including our global corporate clients.

(3) As a result of a segmentation change in the Portfolio of Small, Middle and Big Companies, the Bank reclassified such segments in 2010 and 2011, for purposes of comparison of financial information.

Retail Loans

We offer our retail loan products to clients by means of our comprehensive chain of branches and service stations. Please refer to "Distribution Network". We group our clients into categories, mainly based on their monthly earnings (for individuals) and annual gross income (for corporations). We customize our products and services to the needs of each client class.

We offer credit to our clients by means of the following types of loan products, according to the table below. This table shows our managerial credit portfolio to individuals, on the specified dates:

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7.2          Information about business segments

	On 31 December			Oscillation from December 31, 2012 to…
	2012	2011	2010	R$ million	%

Loans	2,740			463	20.3%
Car/Leasing(1)	16,138	2,277	2,471	1,994	14.1%
Credit Cards	13,529	14,144	10,760	594	4.6%
Payroll Loans(2)	12,321	12,248	9,600	2,303	23.0%
Real Estate Credit Facilities	2,147	10,018	6,698	(345)	(13.9%)
Credit Facilities to Farmers		2,492	2,817
Personal Loans / Others	23,402	22,234	18,635	1,855	8.6%
Total	70,277	63,413	50,981	76,864	10.8%

(1)   Includes loans to individuals in the segment of consumer credit facility; the car credit portfolio totaled BRL 28 billion in trimester IV in 2012, BRL 27.6 billion in trimester IV in 2011, and BRL 24.2 billion in trimester IV in 2010.

(2)   Includes the acquired payroll loans portfolio; payroll loans totaled BRL 14.8 billion in trimester IV in 2012, BRL 15.1 billion in trimester IV in 2011, and BRL 13.8 billion in trimester IV in 2010.

Payroll Loans

Payroll Loans stand for a typical retail product with a unique method of payment. The monthly installments are directly deducted from the client's payroll by their employer, and then credited to the Bank, which, we believe, significantly reduces the credit risk. Usually our clients and employees or retirees of the public sector. No employer is individually responsible for more than 10% of our payroll loans. This product stands for about 32% of retail credit market in Brazil. We had a 7.4% share in such market on November 30, 2012, according to the Central Bank of Brazil.

Credit Cards

We play in the credit card market by issuing Visa and MasterCard branded credit cards to our clients (whether or not account holders). Our revenues from credit cards include management fees, interest on debt balances, annual fees, and charges on cash advances, among other things.

The total portfolio of credit cards showed in 2012 an increase of 14.1% in comparison with the same period in the former year, reaching the level of BRL 16.1 billion. The financed portfolio includes overdue loans (longer than 60 days). The credit card base grew 17.5% in comparison with the last year, reaching 14.6 million cards, and credit cards amounted to 33.8 million in 2012, with a growth of 15.4% in comparison with 2011. In 2012, we kept our focus on our alliances with Vivo and Raízen Group, both partnerships aimed at expansion of our client base through the launching of new products delivering exclusive advantages in the business where such companies operate.

We launched an exclusive network of opportunities to clients of Santander Brazil Cards – the Santander Sphere. By means of such network, clients have access to daily promotions and special discounts from selected partners. We have also implemented a partnership with a chain of movie theaters – Cinépolis – where clients purchasing tickets with our cards pay half. We keep on operating for our account holders with offers of unique products, developed for their different needs. This way, we continued expanding our client base, pursuing the continuous improvement of their satisfaction.

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7.2          Information about business segments

We implemented a website – Super Bonus Travels – that enables the exchange of bonuses for tickets, lodging, cruises, travel packages, and car rental; likewise, if the client does not have sufficient bonus to purchase the option of their choice, they can pay the difference with their Santander Brazil card. This is another initiative focused on binding our clients and, consequently, making the Santander Brazil cards the first option in credit card for clients.

Acquisition

In 2012, we consolidated the acquisition business, which is a strong differential for attainment of clients from the small and middle companies segment.

On 2012, Santander closed two business agreements, one of them with Sodexo, global leader in life quality services, and the other one with Embratec, market leader in fleet supply and maintenance. Under the business agreement with Embratec, we put priority focus on their segment known as Ecofrotas.

Besides, Santander Brazil shall start trading the service offer of Sodexo in benefits and incentives, including Pass Meal services, Pass Food services and Pass Transport Stamps, as well as light and heavy fleet management services offered by Ecofrotas. With such agreements, Santander GetNet POS machines will start accepting Sodexo cards as well, as of 2013, thus expanding our bars, restaurants and superstores market share.

In December 2012, we reached a base of 416,000 business facilities and an invoicing market share of 4.5%.

Consumers Credit

We offer consumers credit products for account holders and non-account holders by means of Aymoré Crédito, Financiamento e Investimento S.A., known as Santander Financiamentos, a financial institution specialized in consumers credit facilities directly to borrowers or by means of midway branches.

In December 2012, we had more than 19,500 midway active clients; 1,790 sales persons (business operators and managers); and 144 branches throughout Brazil. Our main business – car credit - stands for something like 74% of our consumers credit business. On November 30, 2012, according to the Central Bank of Brazil, our market share was 16.1% as to car credit portfolio. We also finance a number o products and services, such as informatics equipment, building materials, tourism, furniture, hospital devices, dentistry devices, and seafaring equipment. We focus on offering a quick credit approval, and our consumers credit business is supported by our long-term relationships with key companies, such as Renault, Peugeot, Citroën, Hyundai, Dell and CVC.

Real Estate Credit

We provide our clients with credit facilities for purchase of real estates secured by mortgage. In 2005,

we were the first Bank in Brazil to offer a real estate credit product with fixed monthly installments, with maturity of up to 10 years. Nowadays, we provide real estate credit facilities with maturity of up to 35 years. We also offer credit facilities to corporate clients of the construction works business, for financing of up to 80% of the construction costs of projects. On November 30, 2012, we had a 6.6% market share in Brazil regarding credit inventory volume, on the word of the Central Bank of Brazil.

Besides, as a result of the acquisition of Banco Real and our strategy to launch innovating products, we believe that we gained an outstanding position among private banks in the segment of house credit. For instance, we used the experience of Santander Group in certain products that were successful in other countries in order to launch the first real estate credit facility product by a private bank in Brazil with a maturity term of 35 years. In 2012, the aggregate volume of new credit facilities covering real estates, including loans for construction works, reached BRL 13.4 billion.

On the average, the house credit facilities rate in relation to mortgages is 54% (LTV – Contract Value / Original Mortgage Value). We do not offer such credit facilities outside the preset standard, i.e., we do not provide credit covering more than 80% of the real estate under funding. Borrowers must evince such minimum monthly earnings as stipulated, by submitting their wage statements, or income tax returns, and payments cannot exceed 30% or 35% of their monthly earnings, according to their rating. More to the point, borrowers must submit satisfactory documents confirming their occupation or another line of work; in case of entrepreneurs, they must enable the evaluation of their risk profile.

Corporate Loans (for our Commercial Bank segment clients)

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We offer a wide range of credit products for our corporate clients, including corporate and working capital funding, leasing, and foreign trade prepayment, as well as incoming deposits and other services. Our clients in the business of Small & Middle Companies (PMEs) are classified as companies with annual gross income of up to BRL 80 million. We count on 750 GB&M clients, who are part of our global relations model. Our corporate clients include companies of all industries. The coverage of our PMEs and corporate clients is offered by our managers assigned according to the client's geographic location. We count on managers for coverage of clients in the main regional poles throughout Brazil.

The following table shows our managerial portfolio of loans to PMEs on the specified dates:

				Oscillation from December 31, 2012 to…
	Para o exercício encerrado em 31 de dezembro de
	2012	2011	2010	in BRL million	%
credit facilities to farmers	155	110	122	45	40.9
loans for working capital	19,811	16,486	12,175	3,325	20.2
credit facilities to purchasers	30	16	20	14	87.5
credit facilities to vendors	5	7	7	(2)	(28.6)
discount of receivables	1,174	736	488	438	59.5
foreign trade	322	354	250	(32)	(9.0)
credit facilities	3,922	3,961	3,678	(39)	(1.0)
refunding	3,598	3,195	2,819	403	12.6
Resolution 2770	10	38	19	(28)	(73.7)
guaranteed checks	2,737	2,627	2,113	110	4.2
CDC/Leasing(1)	2,276	2,257	2,497	19	0.8
Others(2)	6,078	3,751	2,570	2,327	62.0
Total(3)(4)(5)	40,118	33,538	26,758	6,580	19.6

(1) Not including consumers credit.

(2) Including credit cards, house credit products, and other products.

(3) Including small and middle companies with annual gross income of up to BRL 800 million.

(4) As a result of a segmentation change in the Portfolio of Small, Middle and Big Companies, the Bank reclassified such segments in 2010 and 2011.

(5) In 2012, we reclassified our portfolios of small and middle companies, and corporate loans, mainly to improve the management of our operations. In view of that, for comparison purposes, the renegotiation portfolios for 2011 and 2010 have also been reclassified.

BNDES Relocation Operations

BNDES credit facilities are middle-term and long-term financing at competitive interest rates, for the development of investment, purchase and sale of machines and equipment, exports and working

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7.2          Information about business segments

capital projects. BNDES maintains partnerships with financial institutions that have local offices in Brazil, in order to facilitate credit distribution, thus enabling more access to BNDES resources by companies.

We offer such operations by doing business as an Accredited Financial Institution, relocating resources from BNDES to clients, in conformity to such credit thresholds and regulations as stipulated by

BNDES.

BNDES resources come from PIS/PASEP (Social Integration Program), FAT (Workers Support Fund), the National Treasury, etc. Such business is aimed at fomenting the economic growth of the country, by funding infrastructure expansion, modernization and localization projects, including the purchase of machines, equipment and heavy vehicles. Such resources are usually relocated at attractive interest rates and with effective term of up to ten years, which are longer than most transaction options in Brazil.

Because of being loans funded with BNDES resources, we do not undertake any interest rate risks. However, we undertake borrower credit risks and, therefore, we use the same credit evaluation criteria as those we use for our other loans in BNDES credit facilities. Such product is offered to all segments, including Global Banking & Markets.

Agribusiness

We offer three different credit facilities for agribusiness:

•    "Farmers Credit" and "CPR" (Farming Products Bond) are products aimed at funding the working capital mainly. CPR is a presale of future farming production, which results essentially in futures contracts. We are the main private bank to offer such products that provide credit based on future proceeds and may be used to provide funds for purchase of inputs and to meet the expenses of storage and sales. Usually the loans are secured by pledges on crop and equipment.

•    We operate as an agent lending funds provided by BNDES loans by means of government farming programs to finance the purchase of machines and equipment, permanent assets and permanent plantations, such as sugar-cane plantations, orange tree plantations and coffee plantations. BNDES loans also enable us offering credit facilities for investment aimed at reducing the greenhouse-effect gases derived from farming activities (low carbon farming) and encouraging farming and cattle raising on sustainable bases and on low environmental impact bases.

We also provide our agribusiness clients with related services and products, such as working capital funding, guaranteed check protection, assets management, leasing contracts, and insurance.

As determined by the Central Bank of Brazil, domestic banks may use funds from their mandatory deposits at an annual rate of 5.5% to finance agribusiness. Regulations by the Central Bank of Brazil require banks to apply at least 34% of cash deposits to finance agribusiness. The financial institutions failing to meet such minimum rate must transfer such value as not applied to a non-remunerated account with the Central Bank of Brazil or, alternatively, trade it with another financial institution that will stand responsible for the application thereof.

Guaranteed Check

The guaranteed check is made available to checking accounts by means of a revolving credit facility for overdraft, subject to threshold approval per client, according to credit appraisal. This is a non-secured product and, therefore, bearing higher charges than other loan transactions.

Our guaranteed check product offers a key advantage, by allowing our client to use the credit threshold for up to ten days at no monthly interest. Such feature has contributed to consistent growth of our guaranteed check credit portfolio and to a strong market share regarding such product offer.

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7.2          Information about business segments

Leasing

We offer leasing on motor vehicles (including cars and vans), machines, equipment and other items of personal and commercial use. Our total leasing portfolio would amount to BRL 4.2 billion in December 31, 2012, consisting in BRL 3.3 billion in motor vehicles and BRL 0.9 billion in machines, equipment and other items of personal and commercial use. Applications for Leasing are subject to the same approval process as other individual or corporate credit operations, with initial appraisal conducted in the branch originating the operation. If the client is a corporation, a successful application is sent to the Credit Risk Department for further analysis. The effective terms of leasing operations are usually from two to five years.

Private Banking

The private banking business meets a select group of clients with BRL 3.0 million minimum assets available for investment. We seek to understand the short-term and long-term goals, the needs, and the risk tolerance of our clients.   Our relation managers work to develop a continued partnership, offering the most compatible solutions per client profile. The private banking business provides clients with a wide range of financial products, bank services, tax planning and consulting services, which place recommendations on investments and assets allocation.

In 2012, we opened two new private banking branches, one of them in Campinas and the other one in Porto Alegre, which, as well as the existing branches in São Paulo, Belo Horizonte, Rio de Janeiro e Curitiba, allow our clients conducting all banking transactions in a private space.  On December 31, 2012, our private banking business had approximately 8,700 private banking accounts, and managed something like BRL 47.2 billion in assets.

a.2       Global Wholesale Banking

We are one of the leading wholesale banks in Brazil and offer financial services and sophisticated and structured solutions to our clients. In 2012, the Global Wholesale Banking strategy set on the following pillars: (1) sustainable growth, through diversification of results base, financing of assets with focus on catching, expenditures control, and maintenance/improvement of efficiency ratio; (2) cross selling, through distribution of GB&M products to all the clients of the Bank, thus contributing to generation of results in other segments, in addition to investments in technology platforms; (3) focus on the client, by means of our emphasis on business with clients classified as Level II and Level III, and our chase for the "top of mind" of wholesale clients, by strengthening our relationship with them.

Our segment is focused on Global Wholesale Banking clients with about 750 big companies in Brazil and multinational conglomerates, including some of the major companies in Brazil. We also serve multinational subsidiaries of our global clients. Our clients in this segment are spread in a wide range of industries, including energy and natural resources, telecommunications, construction works, infrastructure, farming, retail, air navigation, industrial plants (including car makers), financial and other services. Such clients' coverage is allocated by the industrial sector.

Our wholesale clients benefit from the global structure of services provided by Santander Group through global integration of wholesale banking services network and global service solutions, allied to a great experience in local markets. Santander Group has a global structure of accounts management, present in Europe, United States, Latin America and Asia. Such structure allows services provision on an integrated basis. Our wholesale business provides our clients with a wide range of local and international services, and seeks to offer solutions specifically customized to their needs. Global Wholesale Banking products and services are available not only to our GB&M clients, but also to Corporate, Small & Middle Companies, Private Banking and Retail clients.

The main products and services we offer are:

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7.2          Information about business segments

•    Global Transaction Banking that includes cash management, local funding and securing, foreign trade finance, and services of global escrow of securities and guaranties (both commercial and non-commercial), and international services.

•    Credit Markets that include offices of origination and distribution of structured credits and debt proceeds, money market (debts), projects funding, syndicated loans, acquisitions funding, and assets and capital structuring.

•    Corporate Finance that includes mergers and takeovers, as well as money markets.

•    Equities  that include derivatives traded in stock exchanges, individual and corporate brokers, and equity research.

•    Rates  that provide our clients with Treasury products, including foreign currency transactions, derivatives (including stock derivatives), investments and other financial and structured products.

•    Market Making that accounts for pricing of client transactions originated from selling efforts by our corporate, institutional, private banking and retail banking segments; and

•    Proprietary Trading Desk that manages our positions and is in charge of setting our relevant presence as a leading provider of liquidity in local markets.

Global Transaction Banking

Our Global Transaction Banking segment is focused on meeting the needs of our clients with local and global business banking solutions, including local loans, bank guarantees, foreign trade finance, and cash management operations. Santander Group segregates such segment from the other corporate and investment banking services, as part of its global strategy to cope with the needs of our clients within the scope of corporate environment globalization.

Foreign Trade Finance – We are at a solid market position in transactions related to international finance and guarantees (both commercial and non-commercial) and foreign trade services. Our expert team provides a complete range of products and services (including foreign trade finance, business services, credit export financial offices), in particular those related to imports and exports. Our performance was recognized in an opinion poll granting us for the fifth consecutive year the prize known as "Best International Bank of Trade Finance in Brazil" according to Trade Finance Magazine dated July 2012.

Cash Management – We provide our clients with a variety of local and global management solutions. We offer to clients an opportunity to significantly improve their cash flow management with access to local clearance services, in order to process transactions quickly and efficiently. Cash Management local range of products includes integrated and customized solutions for payments, receipts, taxes, and payroll. Designed to be compatible with corporate planning resources, or market leading ERP software packages, our clients use the Corporate Internet Banking to manage their payments and flows of receivables. As a global bank, we offer a wide range of global solutions for clients with centralized treasuries, by providing international services of cash flow management, such as payments, excerpts, offshore account structures, and liquidity management, by means of our global electronic channels (internet and host-to-host), for full control anywhere.

Local Loans, Credit Facilities and Guarantees – Our team works to develop and manage products meeting the demands of our clients for local credit, working capital, receivables, and guarantees (bank sureties) facilities. We believe we are a benchmark in the market where we operate, in terms of quality and delivery of our products. We have a sales team specialized in our products portfolio and assigned to serve our clients. Such team has a structure focused on developing made-to-order solutions for the financial needs of our clients, with a view to adding value to their business and building long-term sustainable partnerships.

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Global Escrow and Securities Services – We offer dedicated services to foreign and domestic institutional investors, such as global escrowers, investment banks, pension funds, insurance companies, brokers, asset managers, and private equity firms, as well as corporations. Our product portfolio includes escrow, control and trust management for traditional funds (shares, fixed income, and multimarket), credit right funds (FIDC), equity investment funds (FIPs), as well as local representation for foreign investors (2,689 accounts), equity loans, stock booking services for listed companies, and escrow accounts management.

Correspondent Banking - Santander Brazil Correspondent Banking international operations include foreign trade finance and correspondent banks funding. Our operations in foreign trade finance consist in import and export prepayments. Usually, import prepayments involve loans or letter of credit in such foreign currency as relevant to the business deal. Conversely, export prepayments usually consist in a prepayment to the exporter in foreign currency. Both of them - export and import prepayments – are granted in US dollars or in such foreign currency as relevant to the business deal.

Credit Markets

Credit Markets are responsible for project financing and advising, money market (debt), acquisition funding, and syndicated loans.

Project Financing and Advising – Our strategy here is being developed since 2004 and, due to execution excellence, has placed us on an outstanding position in ANBIMA rankings from 2008 to 2011. The sector of infrastructure and market for project finance in Brazil kept a growing pace in recent years, and there is expectancy of growth at that same pace for the coming years. On the word of BNDES, close to BRL 597 billion are estimated for investments in domestic industry from 2012 thru 2015. The main highlight in the amount of investments for the industrial sector is oil and gas, encompassing extraction and refining, which should amount to BRL 354 billion in new investments.

Moreover, we expect significant increase of investments in transport projects, including airports, highways, ports, railways and various forms of urban mobility. BNDES remains as the main agent of long-term financing for infrastructure projects, and increased investments by 16.0% in 2012, and has estimated an additional increase of 26.0% in 2013. In addition, we expect to grow almost exponentially in complementary source of long-term financing through project bonds. We believe that government incentives, aligned with the new operating policies of BNDES, and favorable context of macroeconomic indicators, will support this market over the coming years. BNDES estimates issuing volumes of the order of BRL 10 billion in project bonds only in 2013. The successful partnership between our areas of project finance and debt capital has positioned us as leaders in the project bond market since 2010. Given the continuity of our strategy, we are well positioned to maintain our leadership position in the coming years.

Our project finance area structured and advised some of the most important projects in recent years in the fields of power generation and transportation, logistics, and oil and gas, and is very well positioned to lead and participate in advising, structuring and financing of infrastructure projects over the coming years, including sectors with less penetration, such as sanitation and those attended by Public/Private Partnership models, and in some cases of urban mobility, in addition to health and education sectors. We are among the leading participants in project finance in the world and one of the market leaders in Brazil, as evidenced by the steady leadership in ANBIMA advisory ranking in the last four years. Additionally, in 2011, we received the awards "Best Infrastructure Bank" by Latin Finance and "Best Infrastructure Bank in Latin America" by Project Finance International ("PFI"), beyond the awarding of three operations as "Deal of the Year": (i) Embraport: "PFI Americas Transport Deal of the Year", "Euromoney - Project Finance Magazine: Latin America Transport Deal of the Year", and "Marine Money: Project Financing Deal of the Year"; (ii) OSX II: "PFI Americas Oil & Gas Deal of the Year", and "Euromoney - Project Finance Magazine: Latin America Oil & Gas Deal of the Year"; and (iii) Carolina Marine: "Marine Money: Project Financing Deal of the Year". Finally, we were ranked first by Dealogic ranking "Latin American Project Finance Loan 2011", which considers project financing business in all sectors and in all countries of Latin America.

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7.2          Information about business segments

Money Market (Debt) – We play an important role in debt markets locally and internationally for Brazilian issuers. On the local debt market, we are one of the leading banks in fixed income issues. In 2012, one of the main transactions in which we participated as Leading Coordinator was the issue of debentures of Andrade Gutierrez Participações S.A., in the amount of BRL 639.4 million, with an issuing structure through holding company with endorsement of operation company. Additionally, we were coordinators of debentures for (1) Companhia de Telecomunicações do Brasil Central, totaling BRL 294.0 million; (2) Minas Gerais Participações S.A., totaling BRL 316 million; and (3) BR Properties S.A., totaling BRL 400 million; debentures and similar agreements, JSL S.A., Autometal S.A., Sulamérica S.A. and Iguatemi Empresa de Shopping Centers S.A. We also participated in two series of financial notes for Companhia de Crédito, Financiamento e Investimento RCI Brasil amounting to BRL 200 million (second series) and BRL 300 million (third series); financial notes of Banco Pine S.A. for BRL 200.1 million; financial notes of Banco PSA Finance Brasil S.A.; financial notes of Banco Volkswagen S.A.; and series of shares of FDIC Insumos Básicos da Indústria Petroquímica; and shares of FDIC Monsanto do Brasil Ltda. In the international money market (debt) in 2012, we maintained a prominent position in the overall ranking of Brazilian debt, including corporate, financial and sovereign debt. We leaded some of the most significant debt offerings of Brazilian issuers, such as Petrobrás – Petróleo Brasileiro S.A., with funding of USD 7.0 billion, the "LATAM Quasi-Sovereign Bond of the Year" award winning, by Latin Finance, and funding of € 2 billion and £ 400 million in issuing, and transactions for Banco Santander (Brasil) S.A. for USD 800 million and USD 550 million in February and September, respectively. We also engaged in benchmark operations to companies such as Banco Itaú Unibanco Holding S.A., Vale S.A., Construtora Norberto Odebrecht S.A., Banco Santander (Brasil) S.A., BRF - BR Foods S.A., Braskem S.A., Banco ABC Brasil S.A., besides the issue of JBS USA Ltd, executed as a US local market operation.

Syndicated Loans and Acquisition Finance – We are one of the leading banks in Latin America, in the syndicated loan market, acting both in international and in local operations. We are recognized by the acquisition finance market as having all the structures appropriate to the needs of each client. In 2012, we made several important transactions, of which we highlight: (1) syndicated operation of BR Foods at USD 500 million through Revolving Credit Facility – Dual Currency; (2) syndicated operation of Embraer S.A. at BRL 1.2 billion through Revolving Credit Facility; (3) lead and bookrunner on the issuance of debentures of Atlantia Bertin Concessões S.A. for BRL 1.5 billion; (4) syndicated operation of OI SA at BRL 1.5 billion through Revolving Credit Facility in BRL; (5) financing the acquisition of ATENTO for BRL 900 million by BC Brasil Co. Participações; (6) financing the acquisition of Nordeste Segurança at BRL 450 million by Prosegur; (7) syndicated financing amounting to BRL 223 million for the purchase of telecommunication towers by São Paulo SPE Locação de Torres Ltda.; (8) syndicated financing amounting to BRL 250 million for the purchase of telecommunication towers by GP Investimentos.

Credit Sales & Trading – The Credit, Sales & Trading Team acts as our credit distribution branch, accounting for pricing and placement with investors of transactions originated by credit markets. Credit Sales & Trading operates in two modes, syndication of finance projects and other structured loans, principally from banks, and pricing and distribution of fixed income securities (bonds, promissory notes, mortgage-backed securities, asset-backed securities, etc.) with the universe of institutional investors. In addition to primary placement efforts, the team operates actively in the secondary market through negotiation of loans and private bonds of fixed income. In the case of fixed income, we fulfill an important role in the development of the secondary market, by managing a proprietary book of credit, and acting as a market maker for some of our issuances.

Asset and Capital Structuring - This area is responsible for the development of structures for asset-based financing, business promotion and capital investment optimization. The main activities involve structuring of assets and capital, seed capital and carbon credits.

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7.2          Information about business segments

Corporate Finance

Our Corporate Finance operations include mergers and acquisitions and money market.

Mergers and Acquisitions – Our Corporate Finance services are focused on developing customized solutions for clients in mergers and acquisitions. Operations conducted by our mergers and acquisitions team include advisory services on acquisitions, sales, mergers, and restructurings, across a broad range of sectors, such as construction, agribusiness, retail, telecommunications, energy, metals and minerals, and financial services.

In 2012, we acted as financial advisor on several major transactions, including the acquisition of 100% of Atento by Bain Capital, the acquisition of 100% of Shopping Bonsucesso by General Shopping Brasil S/A, the preparation of the appraisal report for Public Offer for deregistration of the open company and delisting from Novo Mercado, of CCDI-Camargo Corrêa Desenvolvimento Imobiliário S.A., the acquisition of 100% of Vitopel by Vision Capital, the sale of 100% of UNICID-Universidade Cidade de São Paulo to Universidade Cruzeiro do Sul, and advisory to the Board of Directors of Cimpor regarding the offer made by Intercement (Camargo Corrêa).

According to Bloomberg, on December 31, 2012, we were ranked 10th in financial advisory services in terms of volume of mergers and acquisitions in Brazil, with approximately USD 10.6 billion in 13 transactions announced.

Equity Capital Market (ECM) – Our Equity Capital Market (ECM) area participated as coordinator in numerous deals in Brazil in recent years. In 2012, we ranked 4th in share issues in Latin America and 8th in Brazil according to Bloomberg, for volume offered. In 2012, we acted as coordinator of the initial public offering of Unicasa Indústria de Móveis S.A., and subsequent offers of Fibria Celulose S.A., TAESA – Transmissora Aliança de Energia Elétrica S.A., and Marfrig Alimentos S.A. Also in 2012, we acted as the coordinator hired for the initial public offering of shares of ETF ICO2, as coordinator of the subsequent offering of shares of FII BTG Pactual Corporate Office Fund, and as lead coordinator of the initial public offering of shares of FII – Santander Agências.

Equity Investments – This area is responsible for performing private equity investments with our proprietary assets in companies with strong growth potential and high quality management that integrate or have the potential to integrate our client base. Its objective is the identification, analysis and structuring of investment opportunities, seeking attractive returns and offering an alternative of financial and strategic support to our current and potential clients.

Since the creation of the area in 2008, it has already been invested or committed BRL 1.1 billion in various sectors. In 2012, Equity Investments invested BRL 261 million and received BRL 139 million resulting primarily from dividends and disinvestments.

Derivatives Traded in Stock Exchanges – We provide complete services of execution and settlement of futures and options. We help companies and financial institutions in futures trading in Brazil or elsewhere in the world. Through our fully integrated platform, we provide execution and settlement services globally. Experts help clients to achieve their business goals when trading listed derivatives. Our clients can negotiate through direct market access (DMA) solutions or third-party suppliers of forwarding orders. During the year 2012, we implemented the Public Bonds Trading Desk designed to meet the demands of our institutional clients trading fixed income papers. We also have a structure dedicated to providing our clients with customized solutions that meet their specific needs.

Equities Global Banking & Markets

– We provide financial services to investors and foreign institutions and sites primarily through Santander Corretora.

Our team of sales and operations in cash equities is recognized within the industry due to their execution quality, the strength of their relationship with clients, and their market research quality in Brazil and Latin America.

Our brokerage firm serves individual investors who trade on BM&FBOVESPA, providing differentiated services by specialist managers. Through our stock rooms, installed in 100 branches of Santander Brazil, investors can manage their portfolios online, with access to information about the historical

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7.2          Information about business segments

price and the latest reports and analysis on sectors and companies, including those prepared by our analysts and customized to the needs of our clients. We also offer settlement services, securities, trading programs, and direct market access (DMA-Direct Market Access).

Equity Research - At the end of 2012, our equity research team covered 117 Brazilian companies in 16 different industries, covering most of IBovespa index (BM&FBovespa).  Our team is part of Santander Equity Research Latin American Team. Our services include the publication of research reports, annual conferences (Latin American Conference in Mexico, usually held in January, and Conference in Brazil, usually held in August), industry events (with opinion leaders in each industry that we cover), road shows with analysts and companies and thematic tours with international investors in Brazil (specific agendas to visit companies provided for a small group of institutional investors). According to 2012 edition of research undertaken by magazine Institutional Investor, our equity research teams in Brazil and Latin Latina were classified in fifth and sixth places, respectively, between the equities research teams of these regions.

Rates

The Rates area is responsible for offering treasury products denominated in foreign currency, derivatives (including equity derivatives) and deposits to all our clients: large, medium and small corporate clients, institutional investors and individuals. We have sales teams to corporate and institutional clients, based on exclusive and dedicated teams, which allows us to keep the focus on the specific needs of each segment.

As part of the Rates  area, we keep structuring and product management teams working in the maintenance of products and in creating innovative solutions that meet the specific needs of our clients, while maintaining adequacy procedures of derivative transactions to the profile of our clients, establishing best practices in sales and greater transparency in the relationship with our clients.

The overall relationship of Santander Group, with its strong presence in Europe and Latin America, allows us to replicate a wide range of products to our clients with local or international presence, or in expansion abroad.

Market Making

Market Making accounts for pricing of client transactions originated from selling efforts by our corporate, institutional, private banking and retail banking segments. Risks arising from such operations are covered in the market through dynamic portfolio of hedges managed by a specialized and dedicated team.

Our presence through market making activities allows us to offer a wide range of products and structures to our clients, as well as to create synergies with the trading desks, and a better understanding of the needs of our local and foreign clients. These aspects have led to a significant presence in rates products, most competitive prices to our clients, and sustainable results for the organization.

The market making desk must be in accordance with risk control policies set by our senior management and also with those applied worldwide by Santander Group. All positions and processes are strictly monitored and controlled by market risks and operation risks specialized teams, and the financial and the compliance departments.

Proprietary Trading Desk

Proprietary Trading Desk is in charge of managing our positions and setting our relevant presence as a leading provider of liquidity in local markets. We seek recurrent results for each position, arising from diversification of instruments and capital preservation.

The decision-making process is based on key aspects of each market, supported by expert opinions.

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7.2          Information about business segments

The strict observance of these principles has enabled this activity to present sustainable results for the company.

The proprietary trading desk must be in accordance with risk control policies set by our senior management and also with those applied worldwide by Santander Group. All positions and processes are strictly monitored and controlled by market risks and operational risks specialized teams, and the financial and the compliance departments. The risk management specific to each area of the financial market and sustainable initiatives, such as observance of social, environmental and corporate governance criteria, are also part of our activities.

a.3       Assets Management & Insurances

Assets Management

The volume of assets under our management increased 5.1% in 2012, achieving a market share in Brazil, regarding funds, of 6.1% according to ANBIMA. We have the sixth largest asset management company in Brazil.

We manage 699 funds and, in 2012, we had 886,000 shareholders. We believe that our rigorous governance, disciplined process of investment management, wide range of product offerings, and prudent risk management contributed to the ratings of investment grade assigned to our business on asset management by rating agencies Standard & Poor's and Moody's, with classifications at AMP-1 and MQ-1 respectively.

Our main strategy has been to offer innovative products to our clients. Our Asset Management business maintained its leadership in protected capital funds with different asset classes with a market share exceeding 47%. In 2012, we launched two fixed-income funds aimed at retail ("Santander FIC FI Fixed Income Inflation" and "Santander FIC FI Pre Fixed Income") with a net inflow of approximately BRL 150 million. During this period there were significant contributions in funds indexed to inflation, interest rate and private equity funds "Santander FIC Vintage RF" and "Santander FIC Vintage II RF" with PL approximately BRL 800 million in private equity funds. Santander Asset also focused on providing equity funds, which had a strong performance in 2012.

a.3       Assets Management & Insurances

Insurances

We offer our retail and PME clients different insurance products, including life insurance, personal accident, lenders, automotive, residential, business, machinery and equipment, credit card protection, housing and private pension plans that are considered insurances by applicable law, although resembling private retirement plans offering annuity benefits and capitalization products (financial product of accumulation and sweepstakes), usually requiring a client deposit in fixed value. After the sale of Santander Seguros (October 2011), our operations in the insurance business are focused primarily on the distribution of insurance products underwritten by ZS Insurance according to a 25-year contract that grants to ZS Insurance exclusive access, during the effective term, to our distribution channels, although we continue to reinsure and distribute capitalization products, as described below.

Capitalization Companies

Capitalization Products are similar to deposit certificates, except that, with the purchase of the product and the receipt of the return on the principal, the client has the chance to receive the money premium during the effective term of the product through raffles.

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7.2          Information about business segments

Our operations are conducted through Santander Capitalização S.A. and are focused on bank-assurance products.

Insurance Brokerage Services

We strive to bring our clients simplified and customized products, focused on the retail segment. We work exclusively with insurance products offered by a Joint Venture that was formed with the sale of Santander Seguros, especially with our portfolio of insurance and private pension. We also sell car insurance of the business biggest players in Brazil.

b.         Proceeds from the segment and the share thereof in the net income of Santander Brazil

Amounts in BRL million

Net margin[1] from the segment and the share thereof in the net margin of the issuer	2012	%	2011	%	2010	%
Commercial Bank	29,308	92	24,971	89	21,301	88
Global Wholesale Banking	2,287	7	2,589	9	2,501	10
Assets Management and Insurances	97	0	341	1	292	1
Total	31,692	100	27,902	100	24,094	100

c.         Profits or Losses of the segment and the share thereof in the net profit of Santander Brazil

Amounts in BRL million

Profits before taxes, or losses from the segment, and the share thereof in the net profit of the issuer	2012	%	2011	%	2010	%
Commercial Bank	2,628	48	5,128	58	6,347	63
Global Wholesale Banking	2,537	46	2,947	33	2,818	28
Assets Management and Insurances	346	6	835	9	832	9
Total	5,511	100	8,911	100	9,997	100

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7.3          Information on products and services relating to business segments

7.3       For products and services that correspond to the business segments disclosed in section 7.2, describe:

a. Characteristics of the production process:

In the Brazilian financial market, the guidelines of the major products are given by regulation authorities. Banks must fit these products authorized for trading to the reality of each institution.

The vast majority of banking products is already structured and the only control variables become the offer and the quality control. The offer is made by the commercial department in its various distribution channels, while quality control is done, besides the very commercial department, by support areas specialized in this service, such as customer service and ombudsman.

b. Characteristics of the distribution process:

Distribution Network

Our distribution network provides integrated financial services and products to our clients through various channels, including branches, service units (BSOs or PABs) and complementary distribution channels, such as ATMs, call centers and other direct sales alternative channels, including internet banking. These distribution channels are concentrated in south and southeast regions with higher GDP per capita (representing approximately 72.0% of the GDP).

The following table presents our main channels in December 31, 2012.

On 31 December 2012
Branches:	2,407
PABs (Banking Service Outlets):	1,381
ATMs:	17,793

Branch Network

Our branch network offers all our products and services to our clients.

The table below shows the geographical distribution in Brazil of our branch network, on the dates indicated.

	On 31 December			Variation between December 31, 2012 and...
	2012	2011	2010	Variation	%
Midwest	96	93	86	3	3%
Northeast	198	196	183	2	1%
North	37	36	31	1	3%
Southeast	1,745	1,707	1,606	38	2%
South	331	323	295	8	2%
Total	2,407	2,355	2,201	52	2%

(1) Physical Locations

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The map below shows the geographic distribution of our branch network, the share of each region in 2010 GDP and our market share, according to the Central Bank of Brazil. The market share is calculated by dividing the number of our branches in the region by the number of branches of all major banks in that region on December 31, 2012.

Banking Services Outlets (PABs)

We offer daily banking services to our PME clients and other corporate clients and their employees through PABs located within the premises of these companies as well as hospitals and universities. Our PABs are generally exclusive sale points at the premises of the companies. We believe that the presence of PABs in the offices of our clients strengthens our relationship with them and build customer loyalty with individuals who benefit from the convenience of conducting their banking transactions at their own workplace.

The table below shows the number of our PABs for all regions of Brazil on the dates indicated.

	On 31 December			Variation between December 31, 2012 and December 31…

	2012	2011	2010	Variation	%
Midwest	95	98	100	(3)	(3%)
Northeast	122	130	159	(8)	(6%)
North	51	53	59	(2)	(4%)
Southeast	955	970	1,001	(15)	(2%)
South	158	169	176	(11)	(7%)
Total	1,381	1,420	1,495	(39)	(3%)

Complementary Distribution Channels

We also distribute our products and services through complementary distribution channels we believe contribute significantly to the increase in product sales and banking transactions. These distribution channels consist of ATMs, Internet Banking and Mobile Banking, and call centers. These distribution channels provide a significant volume of information and transaction for our clients and also improve

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direct sales. Due to its lower cost and great service capacity, we believe that the complementary distribution channels are an important means to obtain more efficient relationship with our client base.

ATMs

We operate a comprehensive network of 17,793 ATMs, including those located in our branches and PABs. In addition, our clients have access to the "24H Bank" network, which operates more than 12,000 ATMs, and to the "24H Bank Shared Network", which operates another 11,000 ATMs over 40 participating financial institutions located throughout Brazil. Through these networks, our clients can access their accounts and conduct banking transactions (usually by paying a fee per transaction).

The following table presents the distribution of our ATMs in all regions of Brazil, on the dates indicated.

	On 31 December			Variation between December 31, 2012 and December 31…
	2012	2011	2010	Variation	%
Midwest	755	759	746	(4)	(0.5%)
Northeast	1685	1,666	1,683	19	1.1%
North	391	393	398	(2)	(0.5%)
Southeast	12,815	13,406	13,407	(591)	(4.4%)
South	2,147	2,195	2,078	(48)	(2.2%)
Total	17,793	18.149	18.312	(626)	(3.4%)

Call Centers

Our call centers can be used by clients for inquiries, bank transactions or request of products and services, such as personal loans. A portion of the call center staff is dedicated to contacting current account holders to offer them additional products and services. Our call centers also have a retention department that handles client requests for cancellation of products or services.

The following table presents a summary of operating statistics for our call centers.

	On 31 December			Variation between December 31, 2012 and December 31…
	2012	2011	2010	Variation	%
Volume de clientes pessoa física (em milhões)	2,452	2,525	2,436	(73)	(2,9%)
PAS(1)	3,563	3,631	4,150	(68)	(1.9%)
Número de funcionários	5,705	6,588	6,882	(883)	(13,4%)
Porcentagem de clientes usuários ao mês	28%	27%	29%	-	-

(1) Workstations with call center structure.

Internet Banking

We see the internet banking as a key instrument for offering additional products and services to our clients. Individuals and small and middle companies can also access their accounts through the Internet to conduct banking transactions, according to their convenience, such as account information, financial transfers, and contract loans and make payments. The following table presents a summary of operating statistics for our Internet Banking services.

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	On 31 December			Variation between December 31, 2012 and December 31…
	2012	2011	2010	Variation	%
Volume de clientes pessoa física (em milhões)	2,452	2,525	2,436	(73)	(2,9%)
Porcentagem de clientes usuários	5,705	6,588	6,882	(883)	(13,4%)

C. Features of the markets, in particular:

i. Market Share

c.i.1. Retail

Since we are primarily a commercial bank, client deposits are the main source of liquidity in our funding structure. Such deposits, combined with capital and other similar instruments, allow us to cover most of our liquidity requirements and legal reserve. In December 2012, client deposits totaled BRL 188.6 billion, representing 65.1% of total funding, which reached BRL 289.6 billion.

The following table shows the funding structure of Santander Brazil on the dates indicated.

	On 31 December
	2012	%	2011	%
	(In BRL billions, except percentages)

Client deposits	188,595	65.1%	174,474	63.3%
Cash deposits	13,586	4.7%	13,561	4.9%
Savings deposits	26,857	9.3%	23,293	8.5%
Time deposits	84,586	29.2%	83,942	30.5%
Repurchase	63,567	21.9%	53,678	19.5%

Deposits from Central Bank of Brazil and credit institutions	35,074	12.1%	51,527	18.7%
Time deposits	26,077	9.0%	27,023	9.8%
Cash deposits	48	0.0%	134	0.0%
Repurchase	8,949	3.1%	24,371	8.8%
Total deposits	223,669	77.2%	226,001	82.0%
Debt bonds	54,012	18.7%	38,590	14.0%
Subordinated debt	11,919	4.1%	10,908	4.0%
Total funding	289,600	100.0%	275,500	100.0%

Other sources of funds include debt bonds and subordinated debt

On December 31, 2012, we had BRL 54 billion in funds from issuance of debt bonds, including: (1) BRL 2 billion in Agribusiness Credit Bonds, which are securities freely tradable and represent an unconditional promise to pay on demand, issued exclusively by financial institutions, and related to credit rights arising from transactions between farmers and their cooperatives and agents of agribusiness production chain; (2) BRL 11.2 billion in Real Estate Credit Bonds (LCI) related to credit rights arising from real estate transactions; (3) BRL 13.2 billion in debt bonds (under the Medium

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Term Notes program - MTN); (4) BRL 25.3 billion in financial bills; and (5) BRL 2.2 billion in securitization notes (under the Diversified Payment Rights – DPR program).

Our subordinated debt in December 31, 2012 included BRL 11.9 billion in deposit certificates issued by us in local market, indexed to CDI or IPCA.

c.i.2. Global Wholesale Banking

Global Wholesale Banking

We are a leading wholesale bank in Brazil, offering financial services and sophisticated and structured solutions for our clients in parallel to our activities of proprietary trading. Our wholesale banking business focuses on providing services to approximately 750 large local and multinational conglomerates, which we refer to as clients of Global Wholesale Banking, or "GB&M - Global Banking & Markets". For the year ended on December 31, 2012, the services to our GB&M clients represented approximately 46.0% of our operations, in terms of profits before taxes. Our wholesale banking business provides our clients with a broad portfolio of domestic and international services that are targeted to their specific needs. We offer products and services in key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading. Our clients benefit from the comprehensive services provided by the integrated wholesale network of Santander Group and our local market expertise. Our proprietary trading desk is under strict supervision and risk management and has consistently shown positive results, even under scenarios of high volatility.

c.i.3. Asset Management and Insurance

Asset Management

Santander Brasil Asset Management grew by 5.3% in 2012, achieving a market share of 6.1% in funds, according to ANBIMA. We have the sixth largest asset management company in Brazil.

Assets under management represented approximately 31.8% of total assets under management globally by Santander Group on September 30, 2012.

Insurance

On October 5, 2011, Santander Brazil completed the sale of all outstanding shares of capital stock of subsidiary Santander Seguros and indirectly of Santander Brasil Seguros, to ZS Insurance, directly or indirectly held 51% by Zurich and 49% by Santander Spain, and Inversiones ZS.

The sale of these subsidiaries made Santander Brazil focus only on expanding the business of insurance products distribution. The Company intends to continue to increase its presence in the insurance segment, boosted by strong branch network and client base in all regions of Brazil, particularly in south and southeast, to perform cross-selling of insurance products, with goal of increasing the revenue generated by each client, as well as the use of relationships with small and medium or large corporations of the country. The Company intends to sell insurance products through traditional distribution channels, such as branches, and also through ATMs, call centers and internet.

Currently, Santander Brazil distributes insurance products from some of the largest insurance companies in Brazil, with concentrated efforts on the sale of products issued by ZS Insurance, which accounted for about 93% of insurance premiums for the year ended on December 31, 2012. Products distributed directly by the bank and partly by service insurance brokerage, including life insurance, personal accident, lenders, automotive, residential, business, machinery and equipment, credit card protection, housing insurance, focusing on simple insurance products related to banking standard used primarily to our retail clients.

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ii. Market competition conditions

The Brazilian financial market is highly competitive. In 2008 and in the first half of 2009, it has undergone significant consolidation, including mergers of some of the largest banks in the sector, as Santander Brazil with Banco Real, Itaú Unibanco and Banco do Brasil with Nossa Caixa and Banco Votorantim.

In September 2006, the CMN enacted regulations to increase competition among Brazilian commercial banks, creating mechanisms that facilitate the opening of new accounts by clients and transferring their funds from one institution to another. As a result of these new regulations: (1) banks are prohibited from charging their clients fees for services related to salary accounts, pension and other income payments that clients are required to maintain in a bank designated by the client employer, pension fund or other sources of income; (2) financial institutions and leasing companies must accept the prepayment of loans and leasing transactions by clients who have opted to refinance the debt on other financial institutions; (3) clients have the right to request that a financial institution disclose their credit history to another financial institution; and (4) the changes were made to the Regulation of the FGC, a fund created to secure payment of funds deposited with financial institutions in case of intervention, administrative liquidation or other state of insolvency, thus providing depositors a greater assurance that their deposits will be protected.

On September 30, 2012, according to the Central Bank, the five largest banks and financial conglomerates held approximately 67.6% of market share in terms of credit volume and approximately 77.0% of market share in terms of deposits within the overall financial sector in Brazil. During this period, the largest bank in Brazil was a public financial institution, Banco do Brasil, with a market share of 20.0% in terms of credit volume and 27.2% in terms of deposits, according to the Central Bank.

The following table contains information on the market share on the date indicated for the three other major financial institutions.

	Baseado em Dados Disponíveis
	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(percentages)
Total assets(1)	7.9	12.9	15.6	18.2
Total loans(2)	9.8	13.4	17.1	22.0
Total Deposits(2)	7.9	13.9	14.9	28.2
Cash deposits(2)	6.5	18.2	16.9	32.3
Savings(2)	5.4	13.8	16.6	23.6
Time deposits(2)	9.7	12.9	13.6	29.9
Mutual funds(3)	6.1	19.4	16.7	20.0
Retail(3)	9.7	10.5	19.8	27.5

(1) According to the Central Bank report referring to the 50 largest banks in Brazil (September 2012).

(2) According to the Central Bank, reported and presented in accordance with Brazilian GAAP (October 2012).

(3) According to ANBIMA (December 2012).

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Banco do Brasil is active in all areas of business and plays an important role in the market due to their captive markets of deposit products and a strong presence in public organizations, and is therefore one of our main competitors. In addition, our other major competitors are large local private banks, such as Bradesco and the financial institution formed by the merger between Itaú and Unibanco. These banks have brands and strong distribution capabilities throughout the country. Our acquisition of Banco Real has allowed us to reach a critical mass and better compete with these large public and private financial institutions.

We face competition from local and regional banks for certain products in the Commercial Banking segment in which such banks are specialized. In the Global Wholesale Banking segment, our competitors include global banks focused on investment banking services, such as Credit Suisse, Bank of America/Merrill Lynch, UBS Pactual, Goldman Sachs and JP Morgan, which played an important role in Brazilian wholesale market as a result of their experience in structured and complex operations and their distribution networks in Europe, North America and Asia.

Sectors

The Brazilian Banking Industry

The Brazilian financial system underwent a major structural change, high inflation in the 80s and early 90s for greater monetary and macroeconomic stability since 1994, with the introduction of the Real Plan, characterized by a set of measures adopted by government to stabilize the economy. Before 1994, the banking industry benefited from high inflation rates (which, according to the Central Bank of Brazil, reached 34.7% of the total turnover of the sector in its peak) and was characterized by a strong presence of state-owned banks and regulatory limitations on the participation of foreign financial institutions, which resulted in lower competitiveness and cost structures generally inefficient. The monetary stability achieved in 1994 led to a continuous increase in the demand for credit in Brazil. This increase, combined with the loss of inflationary gains, pressured the banking industry to improve its operational efficiency, which resulted in a period of consolidation. The Brazilian government actively monitored this process by creating programs designed to protect savings, including measures to ensure the solvency of the system, reducing the participation of state institutions, and strengthening competition among private banks. The Federal Government also reduced restrictions on the entry of foreign banks in the Brazilian market and, consequently, their market share increased significantly.

Major Market Players

According to data published by the Central Bank of Brazil, in November 2012, there were 136 multiple banks, 22 commercial banks, 14 investment banks and several brokerage and other financial institutions in Brazil. In a recent period, the Brazilian financial industry went through several mergers and acquisitions that resulted in strengthening the consolidation of the financial industry. In August 2008, we completed the acquisition of Banco Real, significantly increasing our presence in Brazil.

Public Sector

Despite the process of privatization and consolidation of the banking industry, the federal government and state governments still control large Brazilian commercial banks and other financial institutions. State-owned banks hold an important role in the Brazilian financial system, accounting for 47.0% of banking system credit (BNDES not included) and 51.1% of cash deposits in December 2012. State-owned banks also have a greater presence in markets like mortgage and farming credit, than private banks, and act as regional development agencies.

The three main financial institutions controlled by the federal government are:

• Banco do Brazil, a multiple bank offering a wide range of banking products to the public and private sectors, and the main financial agent of the Brazilian government;

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• Caixa Econômica Federal, or CEF, a multiple bank that provides primarily deposit services, real estate loans and financing to urban infrastructure projects; and

• BNDES, an institution that provides medium and long term financing to the Brazilian private sector, especially the manufacturing sector. BNDES provides direct and indirect financing through lending to other financial institutions in the public and private sectors.

Private Sector

The major private financial institutions that are part of the Brazilian financial system are:

• Multiple banks, which are authorized to provide a full range of commercial banking and investment services, including distribution and trading of securities, consumer finance and other services;

• Commercial banks, which are principally engaged in wholesale and retail banking, some with relevant regional distribution networks or significant interests in specific market niches. These banks are particularly active in accepting cash or time deposits and granting working capital loans; and

• Investment banks, which are principally engaged in the distribution of securities and structuring transactions.

The Financial Crisis and the Response of the Central Bank of Brazil

After the bankruptcy of Lehman Brothers in September 2008, the global financial markets experienced a sharp decline. In an environment increasingly averse to risks and with high volatility, investors and depositors began to pursue quality that benefited Brazilian large multiple banks. Banks of small and medium size, many of which had their sources of funds concentrated in time deposits from institutional investors, soon began to suffer from a lack of adequate funding and had to adopt measures to support their liquidity. These measures included reducing or even stopping the generation of new credits and the sale of maturing loan portfolios to big multiple banks. Some market players decided to abandon entire niches due to lack of adequate and stable funding.

In order to increase confidence in the financial system, the Central Bank announced in 2008 and 2009 a number of initiatives to improve liquidity and support the medium-sized banks, including: (1) change in the mandatory requirements of cash and time deposits; (2) delays in the payment schedule required; (3) increasing the share of compulsory deposits that can be used to acquire credit portfolios from other banks; and (4) the amendment to the bylaws of the Credit Guarantee Fund, or FGC, in order to guarantee deposits up to the amount of BRL 20 million. Early in 2010, the Central Bank of Brazil reversed some rules related to mandatory requirements to the levels they were before the financial crisis, and in late 2011, some incentives to acquire credit portfolios of smaller banks were reintroduced. In December 2012, the Central Bank of Brazil changed the rules related to the requirements of compulsory cash deposits to encourage directly the provision of some specific credit facilities. See "Section 3: Key Information – (D) Risk Factors – Risks Relating to Brazil – The government's efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business" and "Section 4 – Information on the Company – (B) Business Overview – Regulation Overview".

Brazilian multiple banks were highly benefited in this quest for quality through the acquisition of loan portfolios at attractive prices and a reduction in competition with other banks which, before the crisis, were operating in certain markets (such as payroll loans, loans for vehicle purchase and loans to PMEs).

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Recent Performance

The successful macroeconomic policy implemented by the Brazilian government in recent years has contributed to an increase in demand for credit in Brazil. The three basic principles of floating exchange rate, fiscal surplus and inflation targets created an environment of stability that allowed the reduction of interest rates and improvement of government debt profile. These factors had a direct impact on the total real income of people and, consequently, the increased penetration of banking products and services in Brazil. The Brazilian annual GDP per capita at current prices more than doubled, from BRL 9,511 in 2003 to BRL 21,254 in 2011. Moreover, the unemployment rate in Brazil, according to IBGE, decreased from 12.3% in 2003 to 5.5% in 2012.

This increase in the penetration of financial services can be seen through the growth of two key products for the banking relationship. Between 2000 and 2011, approximately 86 million new accounts were opened in Brazil, which represents a CAGR (compound annual growth rate) of 8.1%. During the same period, the number of credit cards increased more than fourfold, from 28.9 million to 173.2 million, representing a CAGR of 18.0%. ABECS estimates indicate that growth in credit cards remained strong in 2012 with an increase of 5.9% compared to the previous year, reaching a total value of 183 million cards issued by June 2012.

Credit Cards (million)

Checking Accounts (million)

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Credit Market in Brazil

The credit market in Brazil is composed of two main forms of loan: (1) mandatory or earmarked credit, which is subject to interest rate controlled by the government and follows rules for procurement and allocation defined by law (including loans from BNDES); and (2) free credits that are not subject to restrictions on interest rates. On December 31, 2012, out of a total of BRL 2,360 billion in outstanding credit in Brazil, 62.9% consisted of free credits.

	2012	2011	2010
	(In billion Reais)
Total Outstanding Credits	2,360	2,030	1,706
Credit directed (1)	874	727	590
Free Credit	1,486	1,303	1,116
of which:
Corporation	762	651	556
Individual (retail)	724	652	560
___________
Source: Central Bank of Brazil

Note: Some numbers may be subject to review by the Central Bank of Brazil.

(1) Includes loans that are subject to interest rate controlled by the government and the funding of which is targeting specific sectors or programs, as determined by law (e.g., loans from BNDES).

Despite the steady increase in the penetration of credit products in recent years, the Brazilian financial market still presents a relatively low credit penetration in comparison with other developed and emerging markets.

Volume of credit as a percentage of GDP

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Retail Credit

According to data released by the Central Bank of Brazil, total maturing consumer credit (free credit) increased at an average compound rate of 19.7% annually since December 31, 2007, reaching BRL 718 billion on November 30, 2012, or 31.1% of the total amount of credit due in Brazil. On the same date, personal loans and car loans accounted for 39.1% and 25.9% of the total amount of outstanding consumer credit, respectively.

The table below shows the growth of consumer credit by product.

				Variation between December 31, 2012 and December 31…
	2012	2011	2010	2011
	(In BRL billions, except percentages)
Overdraft	20.5	18.9	16.3	8.5%
Personal loans	281.0	244.1	204.9	15.1%
Credit cards	37.6	35.7	29.2	5.3%
Mortgages	19.8	13.9	7.4	42.5%
Consumer goods (excluding automobiles)	9.7	9.4	10.4	3.2%
Cars	186.4	172.9	140.3	7.6%
Leasing	14.9	27.7	45.6	(46.0%)
Other	148.1	129.4	106.0	14.5%
Total	718.0	652.0	560.0	10.3%

Source: Central Bank of Brazil

Payroll loans represent an alternative source of unsecured consumer credit in Brazil. With the installment payments being deducted directly from the payroll of the borrower, the interest rates are lower than those charged on traditional credit facilities. According to the Central Bank of Brazil, payroll loans have a lower default rate and represent the fastest growing type of consumer credit in Brazil. Historically, the cost of access to more traditional credit facilities has been very high for several reasons, including the existing competition in the banking industry, institutional and legal limitations and the nature of credit risks. Being a more attractive alternative to unsecured credit facilities available to consumers, payroll loans have replaced some of the products of the traditional consumer credit.

The car credit market is mainly dominated by large retail banks, which are gradually taking over this market, which in the past was dominated by the financial branches of carmakers. Interest rates are very competitive in this market, and access to an attractive source of financing is an important advantage. The smaller institutions in this market generally focus their activities on the used vehicle segment. Default rates are relatively low compared to other credit facilities and the loan is secured by the assets financed. However, default rates in this mode were higher in 2012 than recorded in the previous year. Financing activities through credit card are dominated by large retail banks that operate their own flags associated with international brands such as MasterCard and Visa. This type of financing has relatively high default rates and therefore interest rates are also higher than those applied to other credit facilities.

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Corporate Credit

The history of high inflation and lack of credit facilities over time to the Brazilian companies has resulted in a relatively low overall level of corporate leverage. However, according to the Central Bank, the volume of corporate credit (including regulated funds) increased significantly from BRL 0.7 billion in December 2008 to BRL 1.2 billion in December 2012, representing a CAGR of 16.0%. Out of this total, loans of up to BRL 100 thousand and from BRL 100 thousand to BRL 10 million respectively represent 14.3% and 38.0% of total corporate loans.

Real Estate Credit

The housing and real estate finance market is still under development in Brazil. In December 2011, the balance of these credit facilities was only 6.4% of GDP according to the Central Bank (individual and corporate, for acquisition, construction and management of real estates) and reached 7.8% of GDP in October 2012. The level of housing finance in Brazil is growing rapidly due to structural changes in the economy and government measures aimed at stimulating the development of the construction/housing sector, as a way of dealing with the housing shortage and provide jobs. The government adopted a series of important policies with the aim of strengthening the demand for housing through tax incentives and expanding the market for real estate financing, including:

• incentives and tax exemptions;

• increased assurance to developers, by offering guarantees on properties; and

• increased assurance to buyers through a special tax system that separates the property of the builders from those belonging to specific building projects, and simplifying and intensifying the enforcement of foreclosure laws.

Asset Management

The asset management industry in Brazil has been growing at significant rates in recent years. According to ANBIMA, total assets of the industry grew by approximately 23.3% from 2010 to 2012, totaling BRL 3.7 trillion in December 2012. Since 2002, the investment fund industry has undergone significant changes as a result of regulations that assigned to CVM the responsibility for the supervision of such activity. These regulations encouraged market players to adopt best corporate governance practices and increase transparency in the management of investment funds.

The asset management industry in Brazil is concentrated among fund managers controlled by large conglomerates, which makes access to retail distribution channels especially important in this industry. Major clients include institutional investors, such as pension funds, insurance companies and private banking clients. Some of the main factors that have contributed to the growth of the asset management segment are:

• Economic stability in Brazil and increasing available income and savings;

• Expansion in the markets of insurance and private pension funds, influenced in part by the growth of products such as private pension plans (e.g., VGBL and PGBL), the assets of which increased the volume of assets under management of the Brazilian mutual funds industry;

• Improved credit rating of Brazilian issuers;

• Expanded access to financial products offered via the Internet;

• Adjustments in the regulations applicable to mutual funds in Brazil; and

• Better conditions in the Brazilian money market.

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d. Seasonality

Due to the Brazilian economy dynamics and people's consumption profile, lots of expenditures by individuals are concentrated in the 1st quarter of the year, such as tax expenses (property taxes / vehicle taxes), school fees and holidays expenses. In some cases too, the year-end expenditures produce impacts on credit demand.

As to corporations, a cyclical relevant event  to the corporate cash flow dynamics is the payment of the Christmas Bonus to their employees. This event usually occurs in the last three months of the year and leverage loans for this type of client, especially working capital.

As for funding and investments, the dynamic is reversal to loans. Clients save when they do not have any expenditure planned for the revenue they generate, and this event is clearer at the end of the year, when the vast majority of workers receive their Christmas Bonus, when the demand for investment increases. Especially for private pension, in December, the greatest resources of the year are retained, in view of the tax planning done by our clients.

Another important factor in the production of loans and investments throughout the year is the amount of business days available. February is a month with production history below average, both because of having fewer total days (a 28/29-day month), and because of Carnival festivities, which typically consume 3 days. Observing the leasing segment, the generation of new business does not have significant concentrations in the months of the year, however, is directly related to the level of consumption and the performance of the domestic car industry.

e. Main inputs and raw materials, stating:

i. Description of the relationships with suppliers, including whether they are subject to government control or regulation, identifying the authorities and the respective applicable laws.

ii. Any dependence on few suppliers.

Being a service company, our main inputs are manpower and administrative inputs. For manpower, virtually all workforce is our own employees (54,000 employees), and in 2012 Santander (Brazil) spent BRL 7.127 million in salaries, charges, training and bonuses. In administrative inputs, we may highlight the technical and specialized services of third parties, such as asset security, transport of valuables, property management and conservation, advertising and marketing, legal and technology support. In technology, systems development and data processing are provided by two companies belonging to Santander Spain Group: Isban and Produban respectively.

Regarding such administrative expenses (including depreciation and amortization), Santander Brazil spent BRL 13.204 million in 2012.

It is company policy to open competition for the procurement of services. For this, prices are always quoted with the supplying market, and company offering the lowest price, within the technical specifications, is hired.

In addition, there are two committees that receive demands for services, evaluate and release their hiring, according to value competence, taking into account the budgetary availability. These committees, called PIF (Investments Forum) and PIC (Efficiency Committee), usually occur once a week and are composed of executives and specialists in spending. The PIF considers expenditures and investments from BRL 250 thousand and BRL 2 million, while the PIC analyzes expenditures and investments exceeding BRL 2 million.

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iii. Possible volatility in prices:

For loans, the volatility in prices can occur due to changes in funding costs of client deposits, the liquidity in the market or due to variations in default rates.

The variation in funding costs occurs when there are changes in agents' expectations in relation to the base rate of the economy or when the Central Bank changes the SELIC. It appears that such a situation occurs in periods of crisis or great uncertainty regarding the scenery of growing GDP, inflation or trade balance.

Moreover, the Central Bank changes the basic interest rate of the economy according to the expectation of future inflation compared with the target. Thus, expectations of rising inflation cause the Central Bank to increase the base rate of the economy and, thus, loans get more expensive. Similarly, when inflation is below the target, there is a tendency to reduce the SELIC and reduction in loan rates.

Variations in market liquidity also may cause effect on loan prices; generally, reductions in liquidity raise prices and vice-versa. The major causes of variations in liquidity are regulatory measures such as increase/decrease in reserve requirements and international crises, and reduced lines for trade finance transactions.

Default rates are also directly related to loan prices, as the interest rate should cover the expected credit loss for each client. Thus, in environments of increasing default, interest rates tend to rise for the segment of clients affected and vice-versa. The other group of products relevant to the banking business consists of fees and commissions on services. Since 2008, fees on key banking services were regulated by the Central Bank.

For more information, see section 4.1.

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7.4          Clients accounting for more than 10% on total net revenue

7.4       Identify whether there are clients that are responsible for more 10% of total net revenue of Santander Brazil, stating:

a. Total amount of revenues from the client

b. Business segments affected by revenues from the client

Santander Brazil does not have any clients that are responsible for over 10% of its total net revenue.

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7.5          Material effects of state regulations on our activities

7.5       Describe the material effects of state regulations on the issuer's activities, specifically commenting:

a. The need for government authorization for the performance of activities and historical relationship with the government to obtain such permits.

Regulation Overview

Major Financial Institutions

Public Sector

The federal and state governments of Brazil control several commercial banks and financial institutions that play an important role in the Brazilian banking sector. These institutions account for a significant portion of all deposits and assets in the banking system, and have a solid presence in specific market offerings such as real estate credit and farming credit, offered by private sector banks. Some government-controlled banks:

•         Banco do Brasil, controlled by the federal government, offers a full range of banking products to public and private sectors. Banco do Brasil is the main financial agent of the federal government.

•         BNDES, development bank controlled by the federal government primarily engaged in offering medium and long term financing to the Brazilian private sector, especially industry, either directly or indirectly through other financial institutions in the public and private sectors.

•         Caixa Econômica Federal, multiple bank controlled by the federal government and the main agent of the Housing Finance National System. CEF is mainly engaged in receiving deposits and offering mortgages and urban infrastructure finance.

•         Other development banks of public sector and multiple banks, including those controlled by various state governments.

Private Sector

The private financial sector includes multiple banks, commercial banks, investment banks, financial and credit companies, investment banks, dealers in securities, broker-dealers, credit unions, leasing companies, insurance companies, etc. In Brazil, the largest market participants are financial conglomerates involved in the provision of services as a commercial bank, investment bank, financial institution, leasing company, dealers in securities, brokerage and insurance companies.

According to the Central Bank of Brazil, since November 2012, there are 2,100 financial institutions operating in Brazil, including:

•       Commercial banks – 22 commercial banks operate in Brazil, mainly engaged in wholesale and retail banking, and particularly to receive cash deposits and make loans for working capital.

•       Investment banks – 14 investment banks operate in Brazil, mainly involved in receiving cash deposits, specialized loans, and securities bookkeeping and trading.

•       Multiple banks – 136 multiple banks operate in Brazil, offering commercial banking services, investment banking services (including bonds bookkeeping and trading), consumer finance and other services such as fund management and real estate finance, according to Resolution CMN 2099 of August 17, 1994, as amended. Certain public sector banks such as Caixa Econômica Federal are also multiple banks.

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7.5          Material effects of state regulations on our activities

•       Besides the institutions mentioned above, the Central Bank of Brazil also oversees the operations of financial companies, securities distributors, brokerage companies, leasing companies, savings and loan associations, credit unions, mortgage companies and real estate credit companies.

Banking Regulation

The basic institutional structure of the Brazilian financial system was established in 1964 by Law 4595 as amended, the "Banking Reform Law". The Banking Reform Law created the National Monetary Council (CMN), the authority responsible for reviewing the monetary and foreign exchange policies relating to economic and social development, as well as operating the financial system.

Main Limitations and Restrictions on Activities of Financial Institutions

The activities of financial institutions are subject to a number of limitations and restrictions. In general, these limitations and restrictions refer to the supply of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, administration of third-party funds and microcredit. The main restrictions on banking activities established by the Banking

Reform Law are as follows:

•       No financial, bank or credit institution can operate in Brazil without the prior approval of the Central Bank of Brazil. In addition, foreign banks, in order to operate in Brazil, must have express permission to do so by means of presidential decrees.

•       A financial, bank or credit institution can not invest in the equity of any other company, unless such investment receives approval from the Central Bank of Brazil, based on certain rules established by the CMN. However, these investments can be made without restriction through an investment banking unit of a multiple bank or through a subsidiary of an investment bank.

•       A financial, bank or credit institution can not own properties, except when it occupies that property and subject to certain limitations imposed by CMN. In the event that a financial, bank or credit institution receives properties as payment of a debt, these properties must be sold within one year, except when otherwise authorized by the Central Bank of Brazil.

•

•       Financial institutions can not perform transactions that do not meet the principles of selectivity, warranty, liquidity and risk diversification.

•       Financial institutions are prohibited from granting loans or prepayments without there being an appropriate deed representing such debt.

•       A financial, bank or credit institution can not lend more than 25.0% of its net equity to a single person or group.

•       A financial, bank or credit institution may not grant loans to or guarantee transactions for any company in which it holds more than 10.0% of the capital stock.

•       A financial, bank or credit institution may not grant loans to or guarantee transactions for its officers or directors (including immediate and extended families of officers and directors) or any company in which the officers and directors (including immediate and extended families of officers and directors) hold more than 10.0% of the capital stock.

•       Financial institutions can not perform conditional operations, namely those involving assets that are sold or purchased based on the occurrence of several specific conditions, beyond an amount equal to thirty times their regulatory capital.

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•       The management of third-party funds should be separated from other activities and must be performed in accordance with relevant rules imposed by CVM.

•       The registered capital and net equity of financial institutions must always be consistent with the rules governing the capital stock and the minimum capitalization required by the Central Bank of Brazil for each type of financial institution.

•       The total amount of funds invested in fixed assets of financial institutions may not exceed 50.0% of the respective value of the fixed asset.

•       Financial institutions can not be exposed to liabilities in gold, assets or obligations referenced in exchange variations beyond 30.0% of its regulatory capital, pursuant to CMN Resolution 3488 dated August 29, 2007.

•       Financial institutions are subject to anti money laundering regulations.

Main Regulatory Authorities

The Brazilian financial system is composed of the following regulatory and inspection authorities:

• CMN;

• Central Bank of Brazil; and

• CVM.

Furthermore, the operations of insurance and supplementary pension plans are subject to the following regulatory and inspection authorities:

• CNSP;

• SUSEP; and

• National Superintendence of Supplementary Pension Plans – Previc.

In addition, certain Brazilian financial institutions, including us, are members of ANBIMA, a self-regulatory association that regulates the activities of entities operating in the financial markets and money markets of Brazil.

CMN, the Central Bank of Brazil and CVM regulate the Brazilian financial system. Below is a summary of main duties and powers of each of these regulatory authorities.

CMN

CMN, the highest authority in charge of tax regulation policies in Brazil, oversees the supervision of monetary, credit, budgetary, fiscal and public debt policies in Brazil. CMN includes the head of the Central Bank of Brazil, the State Secretary of Planning and the State Secretary of Finance, and is chaired by the State Secretary of Finance. Under the Banking Reform Law, CMN has authority to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil's reserves of gold and foreign exchange, to determine Brazilian policies on savings and investments, and to regulate the Brazilian money markets in order to promote economic and social development of Brazil. Accordingly, CMN also oversees the activities of the Central Bank of Brazil and CVM. The main responsibilities of CMN are:

•       coordinating monetary, credit, budgetary, fiscal and public debt policies;

•       establishing exchange and interest rates policies;

•       protecting the liquidity and solvency of financial institutions;

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7.5          Material effects of state regulations on our activities

•       overseeing the activities related to stock exchanges;

•       regulating the establishment and operation of financial institutions;

•       granting authority for the Central Bank of Brazil to issue currency and establish levels of reserve requirements; and

•       establishing the general guidelines for the banking and financial markets.

Central Bank of Brazil

According to the Banking Reform Law, the Central Bank of Brazil is responsible for implementing the policies of CMN regarding issues of exchange control, regulation of Brazilian financial institutions, and monitoring and regulation of foreign investment in Brazil. The President of the Central Bank of Brazil, who has the status of State Secretary, is appointed by the President of the Republic for an indefinite term of office, subject to ratification by the Brazilian Senate.

The Central Bank of Brazil is also responsible for:

•       managing the daily control of the flow of foreign capital into and out of Brazil (venture capital and loans in any form);

•       setting standards and administrative regulations for recording of investments;

•       monitoring the remittances in foreign currency;

•       allowing the repatriation of funds in the event of a serious deficit in the balance of payments, the Central Bank of Brazil may limit remittances of profits and prohibit remittances as capital repatriation for a limited period;

•       receiving compulsory retentions and cash deposits voluntarily from financial institutions;

•       transacting rediscounts and loans to financial institutions and other banking institutions whose operation is authorized by the Central Bank of Brazil;

•       acting as custodian of the reserves of gold and foreign currency; and

•       monitoring and approving the merger, operation, control transfer and reorganization of assets of financial institutions and other institutions authorized to operate by the Central Bank of Brazil.

CVM

CVM is the agency responsible for implementing the policy of CMN in relation to securities, by regulating, developing, controlling and inspecting the securities market. The headquarters of CVM is in Rio de Janeiro, with jurisdiction throughout the Brazilian territory. CVM is a parastatal agency linked to the Department of Finance. The agency has independent administrative authority, legal position and maintains its own assets. Under Law 6385, dated December 7, 1976, amendments and regulations thereto, the main responsibilities of CVM are:

•       implement and rule policies on securities and exchange established by CMN; and

•       control and supervise the Brazilian securities market, through:

―      approval, suspension and delisting of public companies, authorization for brokers and distributors to operate in the securities market and public offerings of securities;

―      supervise the activities of public companies, stock exchanges, commodity and futures exchanges, market members and investment funds, as well as equity funds;

―      require full disclosure of important events affecting the market, as well as annual and quarterly reports by public companies; and

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7.5          Material effects of state regulations on our activities

―      impose penalties.

Since 2001, CVM has jurisdiction to regulate and supervise the financial and investment funds that were originally regulated and supervised by the Central Bank of Brazil.

According to the Securities Law of Brazil, CVM is managed by a president and four directors, appointed by the President of the Republic (and approved by the Senate), who are selected from reputable individuals with recognized expertise in the area of money market. The directors of CVM are appointed for a single term of five years and 1/5 of the members must be renewed annually.

All decisions rendered by CVM and the Central Bank of Brazil in administrative proceedings related to the financial system and securities markets are subject to appeal by the Appeals Council of the National Financial System, which consists of four members appointed by public authorities and four members of the private sector.

ANBIMA

ANBIMA was created in October 2009 as a result of consolidation among the former National Association of Investment Banks (or ANBID) and the National Association of Financial Market Institutions (or ANDIMA). ANBIMA is a private regulatory body that acts as the main representative of entities operating in the financial and money markets of Brazil. Its purpose is to strengthen the development of financial and money markets in Brazil. ANBIMA seeks to act innovatively, representing the interests and regulating the activities of its members, often adopting standards which are generally more stringent than government regulations in force at the time. ANBIMA also acts as a provider of information on the financial and money markets in Brazil, promoting several initiatives for improved education of investors and market professionals.

ANBIMA members are investment banks and multiple service banks, asset managers, brokerage firms, securities dealers and investment advisers.

Regulation by the Central Bank of Brazil

The Banking Reform Law gave the Central Bank of Brazil the power to implement the credit and exchange policies of CMN and to control and supervise all financial institutions in the public and private sectors. Under the Banking Reform Law, the Central Bank of Brazil is responsible for:

•           approving all corporate documents of a financial institution, all its changes, any capital increase, set or transfer its headquarters or any branch (whether in Brazil or abroad) and change the reorganization of control and equity;

•           determining the minimum capital requirements, compulsory deposit requirements and operational limits of financial institutions;

•           overseeing the filing by the financial institutions of semiannual and annual financial statements audited by independent auditors, the audit opinions and formal monthly unaudited financial statements prepared in accordance with accounting standards established by the Central Bank of Brazil for each type of institution financial;

•           requiring financial institutions to conduct full disclosure of credit transactions, foreign exchange transactions, the application of the results from the export and import transactions, and any other economic activity reported on a daily basis through computerized systems, reports and statements in writing; and

•           approving the election of the members of the statutory boards of a financial institution.

The regulations of the Central Bank of Brazil impose, among others, the specific requirements set forth below.

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Capital Adequacy & Leverage

The Central Bank of Brazil supervises the Brazilian banking system in accordance with the guidelines of the Basel Committee and other applicable regulations, including Basel II Accord, which is currently being implemented in accordance with the Communications 12746 dated December 9, 2004, 16137 dated September 27, 2007, and 19028 dated October 29, 2009. Banks provide the Central Bank of Brazil with necessary information for it to perform its supervisory duties, which include supervising the handling of solvency or capital adequacy of banks.

The most important principle of the Basel Accord implemented in Brazil is that the resources of a bank need to cover their major risks, including credit risk, market risk and operational risk.

On December 16, 2010, the Basel Committee on Banking Supervision issued its new Basel III structure. Basel III structure includes higher minimum capital requirements and new conservation and counter-cyclical regulators, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. On January 7, 2013, changes in the liquidity coverage ratio as minimum standards were issued by the Basel Committee, to ensure that banks have enough net assets. These changes include (i) review on definition of high quality net assets and net cash outflow; (ii) a schedule for the gradual implementation of the standard; (iii) a reaffirmation of the usability of the stock of net assets in times of stress; and (iv) an agreement for the Basel Committee to perform further work on the interaction between the liquidity coverage ratio and the provision of resources from the central bank. The new standards will be implemented gradually and, as with any other Basel directive, they will not be implemented automatically. Instead, each country should adopt them through legislation or regulation to be imposed on domestic banks in that country.

On February 17, 2011, the Central Bank of Brazil enacted Letter 20615 containing preliminary guidelines and schedule for implementation of Basel III in Brazil. The intention is that the higher minimum capital requirements and new conservation and counter-cyclical regulators, revised risk-based capital measures, and introduction of a new leverage ratio and two liquidity standards are implemented in Brazil in accordance with the international schedule. Basel III complements existing standards, creating new parameters to absorb a greater risk at the system level for the banking system, as a result of an accrual of excess credit growth in the jurisdiction. Basel index would increase from current 11.0% to maximum 13.0%. The total rate is calculated by the sum of three parts: Reference Equity, Conservation Capital (to help absorb losses), and Counter-Cyclic Capital (to deal with the risks of the macroeconomic environment).

Reference Equity shall remain composed of two levels. Tier 1 Capital will have a floor of 6% divided into two parts: ordinary capital (corporate capital and profit reserves) of at least 4.5% and additional capital (hybrid debt and capital instruments authorized by the Central Bank of Brazil). The current hybrid instruments and subordinated debt approved by the Central Bank of Brazil as additional capital or Tier 2 Capital should be kept, if they also meet the Basel III requirements, including provisions for mandatory conversion into capital or write-off rules, according to the guidelines of the Basel Committee. In the event that such instruments are not in accordance with the Basel III rules, there will be an estimated annual deduction of 10% on the nominal value of such instruments, as of January 1, 2013.

Basel III standards also provide for the new metric for the analysis of banks. The leverage ratio prevents banks from entering into transactions above a ratio calculated by dividing Tier 1 Capital by the total exposure of the bank. The ceiling for such leverage ratio will be 3% of risk-weighted assets in the year 2018. The short-term and long-term liquidity ratios shall monitor the cash funds of the banks (e.g.: obligation to maintain net assets to stress scenarios of the financial system for 30 days and financing with solid and stable capital).

The following table provides an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected in relation to Basel III, as indicated by the Central Bank of Brazil, according to Letter 20615:

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7.5          Material effects of state regulations on our activities

Parameters	1 Jan 2013	1 Jan 2014	1 Jan 2015	1 Jan 2016	1 Jan 2017	1 Jan 2018	As of 1 Jan 2019
Main Capital	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Level 1	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%

Reference Assets	11.0%	11.0%	11.0%	9.9%	9.3%	8.6%	8.0%
Conservation capital	-	-	-	0.6%	1.3%	1.9%	2.5%
Capital of cyclical account	-	Until 0.6%	Until 1.3%	Until 1.9%	Until 2.5%	Until 2.5%	Until 2.5%

Basel III was recently implemented in Brazil through the enactment of various rules and regulations issued by the competent authorities, as further described below.

By Provisional Ordinance 608, issued by the President of the Republic on February 28, 2013, the Federal Government determined that financial institutions and other institutions authorized to operate by the Central Bank of Brazil may identify presumed credits based on loan loss provisions in each calendar year, where such credits arise from temporary differences resulting of loan losses provisions existing in the previous calendar year, and from the balance of tax losses accrued from the previous calendar year.

According to Provisional Ordinance 608, new standards have also been issued in respect of Bank Notes to adapt them to the structure of Basel III, as well as the possibility for the Central Bank of Brazil limiting the payment of dividends by financial institutions, if they disregard prudential requirements set by the National Monetary Council.

The National Monetary Council issued Resolutions 4192, 4193, 4194 and 4195; all dated March 1, 2013, detailing the new rules to determine the regulatory capital of financial institutions and certain minimum capital requirements. A set of fifteen new circulars issued by the Central Bank of Brazil supplements the rules and sets the procedures for determining the risk-weighted assets (RWA). Some of the new rules established by the Brazilian regulatory authorities include the following:

(I)         A new methodology to determine the regulatory capital, under adoption of minimum regulatory capital, Tier 1 Capital and Main Capital, and the inclusion of Additional Main Capital. The Additional Main Capital responds to conservation buffers (fixed) and counter cycle (variables) established in accordance with the standards of Basel III, which represent the accrual of additional capital reserves to be used in times of stress. After a transition period, the Central Bank of Brazil will determine the exact percentage of Additional Main Capital in a range from 2.5% to 5.0% of RWA;

(II)        Eligibility rules for Tier 1 and Tier 2, including standards of mandatory conversion (delivery of capital securities in payment) and standards of write-off;

(III)       New restrictions concerning the acceptance of financial instruments that can not effectively absorb losses and the deduction of assets, which can affect the capital value due to their low liquidity, dependence on future profits or difficulty of measuring their value; and

(IV)      Independent requirements that must be continuously observed by financial institutions, including: (a) 4.5% of Main Capital, composed mainly of stocks, shares, reserves and income earned; (b) 6.0% Tier I Capital, which is comprised of Main Capital and other instruments able to absorb losses with financial institutions; and (c) 8.0% of total regulatory capital, which is composed of Tier I Capital and other subordinate instruments able to absorb losses at the close of institution.

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The implementation of the new capital structure in Brazil begins on October 1, 2013 and will follow the international schedule agreed until completion of the process, on January 1, 2022. Changes regarding the identification of capital for credit risk not resulting in additional capital and that can be easily implemented by institutions shall become valid upon the enactment of new standards. The repeal of some of the regulations shall come into force on October 13, 2013.

Provisional Ordinance 472 enacted on December 15, 2009 and converted into Law 12249 on June 11, 2010, established the concept of Bank Note, which was a new financing alternative for financial institutions that may be characterized as subordinated debt or a hybrid capital instrument for purposes of capital adequacy standards. CMN Resolution 3836 dated February 25, 2010 established its minimum term of 24 months and minimum denomination of BRL 300,000. However, on August 23, 2012, the Central Bank of Brazil enacted Resolution 4123 ("Resolution 4123"), which revoked Resolutions 3836 and 3933, dated December 16, 2010, and amended and consolidated the standards applicable to Bank Notes to be issued by certain types of Brazilian financial institutions. Under Resolution 4123, the minimum unit par value of Bank Notes without subordination clause has been reduced from BRL 300,000 to BRL 150,000. The threshold BRL 300,000 was maintained with regard to Bank Notes with subordination clause. Among other provisions, the new Resolution determines that the Bank Notes with maturities greater than 48 months and not remunerated at interbank deposit rate may be resold or repurchased prior to maturity, if certain conditions are observed. CVM Instruction 488, enacted on December 16, 2010, established the procedures of public distribution of Bank Notes through a program with several series that may be issued periodically. Provisional Ordinance 608, enacted on February 28, 2013, introduced new rules regarding the Bank Note to adapt it to the structure of Basel III. The following main features were added to the Bank Note:

•            Possibility of issuing bank notes convertible into equity securities. The conversion can not be requested by the investor or the issuer (financial institution), and is subject to the rules listed below. The issue of bank notes convertible into equity securities is subject to the preemptive rights of shareholders, except in the case of public offering and other exceptions set forth in the regulations;

•            In case the bank notes are part of the regulatory capital of the financial institution, the suspension of the payment of interest in case of non-compliance with prudential standards for capital. Furthermore, according to the rules of Basel III, and to preserve the smooth functioning of the financial system, the Central Bank of Brazil can determine the conversion into equity securities, or debt extinguishment (write-off), and these decisions should not be considered an event of default; and

The Bank Notes can include as events of early maturity an event of default in the payment of the remuneration of the bill or the dissolution of the financial institution.

The role of the public sector in the Brazilian banking system

In view of the global financial crisis, on October 6, 2008, the President of the Republic enacted provisional regulations related to the use of international reserves of foreign exchange by the Central Bank of Brazil in order to provide liquidity to financial institutions through rediscount and loan transactions. Moreover, on October 21, 2008, the President of the Republic enacted provisional regulations expanding the role of the public sector in the Brazilian banking system. These regulations authorize: (1) Banco do Brasil and Caixa Econômica Federal to acquire, directly or indirectly, controlling and non-controlling interests in public and private financial institutions in Brazil, including insurance companies, welfare institutions and capitalization companies; (2) the creation of Caixa Banco de Investimentos S.A., a wholly owned subsidiary of CEF, in order to perform investment banking activities; and (3) the Central Bank of Brazil to carry out currency swap transactions with central banks of other countries. These interim regulations were promulgated in Law 11908 dated March 3, 2009.

Reserve and other requirements

At present, the Central Bank of Brazil imposes a number of requirements for financial institutions, in relation to compulsory reserves. Financial institutions must deposit these reserves with the Central

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7.5          Material effects of state regulations on our activities

Bank of Brazil. The Central Bank of Brazil uses the reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Reserves imposed on current account deposits, savings account deposits, and time deposits, represent almost the full amount that must be deposited with the Central Bank of Brazil.

Since the 2008 financial crisis, CMN and BACEN have enacted measures to modify the banking laws in order to provide greater liquidity to the financial market. In late 2010 and early 2011, some of these measures have been restored to pre-crisis levels. At the moment, the main provisions are:

•            Increases in the rate for reserve requirements for cash deposits of 42.0% by July 2010 to a rate of 43.0% from July 2010 to July 2012, of 44.0% from July 2012 to July 2014, and to 45.0% by July 2014;

•            Increases in the additional rate for reserve requirements for cash deposits and time deposits from 8.0% to 12.0% (for savings deposits, the rate was maintained at 10.0%);

•            Limiting the deductibility of additional rate for reserve requirements for cash deposits, savings deposits and time deposits for financial institutions with consolidated Tier I Capital of (1) less than BRL 2 billion was increased to BRL 3 billion, (2) equal to or greater than BRL 2 billion and less than BRL 5 billion was increased from BRL 1.5 billion to BRL 2 billion, (3) equal to or greater than BRL 5 billion and less than BRL 15 billion has been set at BRL 1 billion, and (4) higher than BRL 15 billion was set at zero;

•            Increase in the reserve requirement for time deposits from 15.0% to 20.0%;

•            Limiting the deductibility of reserve requirements for time deposits for financial institutions with consolidated Tier I Capital of (i) less than BRL 2 billion was raised from BRL 2 billion to BRL 3 billion, (ii) equal to or greater than BRL 2 billion and less than BRL 5 billion was raised from BRL 1.5 billion to BRL 2 billion, (iii) greater than BRL 5 billion and less than BRL 15 billion has been set at BRL 1 billion, and (iv) greater than BRL 15 billion has been set at zero;

•            Bank Notes issued by financial institutions were exempted from reserve requirements; and

•            Creating a cash reserve requirement for independent financial institutions with exchange transactions, corresponding to 60.0% of the assessment basis above the average value calculated based on daily short position taken in foreign currencies beyond (1) BRL 1 billion or (2) the Tier 1 reference equity of the financial institution, whichever is lower. On October 24, 2008, pursuant to Circular 3416, the Central Bank of Brazil enacted regulations allowing financial institutions to deduct the value of voluntary installments of regular contributions to the FGC of compulsory cash deposits.

On October 6, 2008, the President of the Republic ratified the provisional regulations which allowed the Central Bank to: (1) acquire credit portfolios from financial institutions through rediscount operations; and (2) grant loans in foreign currencies to finance Brazilian export transactions. Pursuant to CMN Resolution 3622, dated October 9, 2008, and amendments thereto, the period of the rediscount operations and loans in foreign currencies will be up to 360 days. After such period, the financial institution must repurchase its assets. The repurchase price of the rediscount operation will correspond to the purchase price with interest charged at SELIC rate plus 4.0% per annum. Interest on loans in foreign currency will be at the London Interbank Offered Rate (LIBOR) for the relevant foreign currency, plus a percentage fixed by the Central Bank of Brazil, depending on market conditions.

The Central Bank of Brazil shall only acquire credit and debentures portfolios issued by non-financial institutions rated AA, A or B, according to the rules of the Central Bank of Brazil. Financial institutions must provide sureties to the Central Bank of Brazil, which vary between 120.0% and 170.0% of the credit portfolio, depending on the credit portfolio risk rate, or sureties which may vary between 120.0% and 140.0% of the debenture price, depending on its

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risk rate. For loans in foreign currency, financial institutions must also provide the Central Bank of Brazil with sureties at 100.0% of the loan amount.

Furthermore, in rediscount operations, the Central Bank of Brazil may impose the following measures to financial institutions: (1) the obligation to pay additional amounts necessary to meet the risk to which financial institutions may be exposed; (2) the adoption of more restrictive operational limits; (3) restrictions on certain transactions or operational practices; (4) the reorganization of the appropriate level of liquidity of the financial institution; (5) the suspension of dividends in excess of the minimum required by law; (6) the prohibition of acts that may result in an increase in management compensation; (7) prohibiting the development of new business lines; and (8) prohibiting the sales of assets.

Please find below some of the current types of reserves:

Time Deposits (CDBs). Pursuant to Circular 3569 dated December 22, 2011, as amended ("Circular 3569/11"), the Central Bank of Brazil currently imposes a reserve requirement of 20% in relation to time deposits, requiring such reserve requirement of 20.0% to be calculated on the balance of the weekly arithmetic mean of time deposits discounted at BRL 30 million. At the end of each day, the value of these securities will be equivalent to 100.0% of the compulsory deposit requirements. After calculating the amount of reserves required, the respective financial institution must deposit an amount equal to the excess of: (1) BRL 3 billion for financial institutions with consolidated Tier I Capital under BRL 2 billion; (2) BRL 2 billion for financial institutions with consolidated Tier I Capital between BRL 2 billion and BRL 5 billion; (3) BRL 1 billion for financial institutions with consolidated Tier 1 Capital between BRL 5 billion and BRL 15 billion; and (4) zero for financial institutions with reference equity above BRL 15 billion. At the close of each day, the value of such securities shall be equivalent to 100.0% of the reserve requirement. On May 21, 2012, the Central Bank of Brazil issued Circular 3594 ("Circular 3594 "), which amended Circular 3569/11 and created new standards for reserve requirements for time deposits. Circular 3594 determined that financial institutions may deduct from the basis of reserve deposits the value of credit lines extended from May 22, 2012, for financing and leasing of cars and commercial vehicles, provided that such transactions must be recorded as an asset and are originated by (i) the financial institution, (ii) other financial institution of the same conglomerate, or (iii) a financial institution controlled directly or indirectly.

Additional Deposit Requirements. Under Circular 3655 dated March 27, 2013, which repealed Circular 3144 dated August 14, 2002, the Central Bank of Brazil has set a requirement for additional reserves on deposits raised by all-service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, mortgage companies, and savings and loan associations. These institutions must deposit weekly the sum of the following values: (1) 11.0% of the mathematical average of time deposit funds subject to reserve requirements; (2) 10.0% of the mathematical average of savings account funds subject to reserve requirements; and (3) 0.0% of the mathematical average of cash deposit funds subject to reserve requirements. These values must be discounted by: (1) BRL 3 billion for financial institutions with Tier I consolidated capital under BRL 2 billion; (2) BRL 2 billion for financial institutions with Tier I consolidated capital between BRL 2 billion and BRL 5 billion; (3) BRL 1 billion for financial institutions with Tier 1 consolidated capital between BRL 5 billion and BRL 15 billion; and (4) zero for financial institutions with reference equity above BRL 15 billion. At the end of each day, the balance of such account shall be equivalent to 100.0% of the additional reserve requirement.

Cash Deposits. Pursuant to Circular 3632 dated February 21, 2013, as a general rule, banks must deposit 45.0% of the sum of the balance of the arithmetic mean of cash deposits, in-transit third-party funds, receipt of taxes and similar items, cashier's checks, contracts on assumption of debt related to transactions in Brazil, obligations of payment services provision, and resources with the execution of guarantees over BRL 44 million. However, until the calculation and compliance periods starting: (i) on June 2, 2014 and June 18, 2014, respectively, for Group A institutions; and (ii) on June 9, 2014 and June 25 2014, respectively, for Group B institutions; the applicable rate is 44%. The calculation is made for a period of two weeks, starting on Monday of the first week and ending on Friday of the following week. At the end of each day, the balance of the bank accounts must be equivalent to at least 80.0% of the required deposit for the respective period. On December 27, 2012,

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the Central Bank of Brazil issued Circular 3622 setting that compliance with the cash deposit requirements can be accomplished with the deduction of the value corresponding to the current outstanding balance of loans on December 21, 2012 and are in accordance with certain criteria set for subprograms of Resolution 4170 dated December 20, 2012. This deduction is limited to 20.0% of the deposit requirement and applies only to financial institutions which, in September 2012, had a Tier 1 Reference Equity over BRL 6 billion.

On January 23, 2012, the Central Bank of Brazil issued Circular 3573, setting new standards in relation to deduction of the amounts related to farmers credit facilities with farming funds for purposes of reserve requirements on cash deposits. The Central Bank of Brazil allowed the deduction of amounts corresponding to (1) the average daily balance of farmers credit with farming funds engaged between January 1, 2012 and September 30, 2012, and attached to mandatory funds established in the Farmers Credit Manual; and (2) the average daily balance of investments in interbank deposits relating to farmers credit, which funds will be used in the transactions mentioned in subsection (1) above; both (1) and (2) above are limited to 5.0% of cash deposits requirement. The average daily balance indicated in (1) and (2) above relates to business days of the period of calculation of reserve requirements on cash deposits.

Farmers Credit. According to the Farmers Credit Manual, published by the Central Bank of Brazil, financial institutions must maintain an average daily balance of farmers credit of at least 34.0% of the daily balance of all accounts subject to compulsory reserve requirements. A financial institution that does not meet this requirement will be subject to fines or, at the discretion of the financial institution, deposit of the amount due with the Central Bank of Brazil.

Repurchase Agreements, Export Notes and others. The Central Bank of Brazil has set sometimes a reserve requirement for certain types of financial transactions, such as repurchase agreements, export notes, derivative transactions and certain types of assignments. This reserve requirement is currently set to zero, in accordance with Circular 2820, dated May 27, 1998.

Savings Accounts. Pursuant to Circular 3093 dated March 1, 2002 and amendments thereto, the Central Bank of Brazil requires at the moment that Brazilian financial institutions deposit weekly in an interest-bearing account with the Central Bank of Brazil, a cash equivalent to 15.0% of the average total weekly balance of savings accounts, during the second week from the week for which the calculation was made. In addition, a minimum of 65.0% of the total value of deposits in savings accounts must be used to finance the housing sector or the home building industry.

Reinvestment of deposits bound to interbank rates. Financial institutions are permitted to accept deposits with interest calculated by reference to the Basic Financial Rate, subject to a reserve requirement and provided that such deposits are made in accordance with the deadlines laid down in specific regulations.

In summary, the following table sets the loan and reserve requirements which we are subject to, per funding category:

Product	December 31, 2011	December 31, 2012	Form required for reserves	Income
Cash deposit
Rural credit (1)	28%	34%	Loan and cash	6.75% p.a. zero for Cash
Microcredit (3)	2%	2%	Loan and cash	Cap Fee: 2% p.m. and Zero for Cash
Requirements of reserves	43%	44%	Cash	Zero
Requirements of additional reserves (2)	12%	0%	Cash	SELIC

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Product	December 31, 2011	December 31, 2012	Form required for reserves	Income
Free financing (4)	15%	20%
Savings accounts
Real Estate Credit	65%	65%	Loans and cash	TR Cap + 12% p.a and TR + 6.17% for Cash
				TR + 6.17% p.a., or
Requirements of reserves (6)	20%	20%	Cash	TR + 70% of the selic goal - new rule
Requirements of additional reserves	10%	10%	Cash	SELIC
Free financing (4)	5%	5%

Term Deposit
Requirements of reserves	20%	20%
In kind or credit (5)	7.2%	10%	Cash or Credit	SELIC for Cash
In kind	12.8%	10%	Cash	SELIC
Requirements of additional reserves	12%	11%	Cash	SELIC
Free financing (4)	68%	69%

(1)            Farmers Credit are loans to farmers clientele, out of which BRL 4.3 billion and BRL 4.4 billion were outstanding as at December 31, 2011 and December 31, 2012, respectively. On June 28, 2012, the Central Bank of Brazil enacted Resolution 4096, which amended the Farmers Credit Manual and established that financial institutions must maintain 34.0% of the arithmetic mean of the Value Subject to Reserve (VSR) invested in Farmers Credit operations.

(2)            On September 14, 2012, the Central Bank of Brazil issued Circular 3609, which amended Circular 3144 dated August 14, 2002, and Circular 3569 dated December 22, 2011. Circular 3609 reduced the rate of additional reserve requirement on compulsory deposits from 6.0% to zero, effective as of that date.

(3)            Microcredit Facilities are loans to very small businesses, out of which BRL 209.8 million and BRL 261.6 million were outstanding as at December 31, 2011 and December 31, 2012, respectively.

(4)            Free Funding is the amount to be freely used for other purposes in each funding category.

(5)            Includes only credit obtained on or before December 31, 2012 with financial institutions with net capital of less than BRL 3.5 billion.

(6)            The Central Bank of Brazil issued Circular 3569/12 changing the calculation rules for interest receipts on reserve requirements for savings deposits. In addition, Provisional Ordinance 567 created new rules regarding the remuneration of deposits in savings accounts, establishing that yield of savings accounts will be 70.0% of SELIC rate plus the reference rate oscillation, whenever SELIC becomes equal to or less than 8.5% per year. If SELIC exceeds 8.5%, the yield of savings account is 0.5% per month plus the reference rate oscillation. But then again, on May 30, 2012, the Central Bank of Brazil issued Circular 3595, which explains the formula used for calculating the percentage relative to the additional remuneration of deposits in savings accounts.

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On July 28, 2011, CMN issued Resolution 3998, effective as of August 22, 2011, which requires financial institutions in Brazil to file any assignments of the following types of credit transactions: (1) payroll loans; and (2) car leasing. Pursuant to CMN Resolution 3998, financial institutions must indicate an officer responsible for the registration procedures and controls specified in relation to such credit transactions and any assignments thereof. The information that must be disclosed in the registration of such credit transactions and assignments include: (1) the name of the transferor and the transferee; (2) the name of the financial institution that granted the underlying credit; (3) certain information regarding the credit transaction being transferred (e.g.: identity of the debtor, specified dates, warranties, payables, installments, etc.); and (4) the credit assignment transaction details (e.g.: amounts assigned, part of the credit transaction subject to assignment, specified dates, any implied sureties, etc.). Such registration must be filed with a clearing house duly authorized to act as such by the Central Bank of Brazil.

On December 22, 2011, the Central Bank of Brazil issued Circular 3569/11, consolidating and redefining the reserve requirements on time deposits, applicable to commercial banks, multiple banks, development banks, investment banks, exchange banks, savings and credit banks, and finance and investment companies. The percentage of time deposit reserves, eligible to earn interest, will be limited to 80% as of February 2012; 75% as of April 2012; 64% as of June 2012; 500% as of October 2012; 64% as of February 2014; 73% as of April 2014; 82% as of June 2014; and 100% as of August 2014. The Central Bank of Brazil has also: (1) redefined the limitation on the deductibility of reserve requirements for time deposit transactions in which the counterparty is a smaller financial institution; and (2) reduced the discretion of Tier I Reference Equity applicable to smaller financial institutions, from BRL 2.5 billion to BRL 2.2 billion, for the purpose of deductibility of reserve requirements for time deposits. On November 8, 2012, the Central Bank of Brazil issued Circular 3613 ("Circular 3613"), which amended Circular 3569/11 and extended such Tier I Reference Equity parameter from BRL 2.2 billion to BRL 3.5 billion. Furthermore, reduced reserve requirements for time deposits at BRL 1 billion now applies to financial institutions with Tier I Reference Equity ranging from BRL 5 billion to BRL 15 billion instead of BRL 5 billion to BRL 7 billion, as previously defined by Circular 3569/11. Also in accordance with Circular 3613, the acquisition of portfolios by financial institutions may be deducted if the selling institution holds 20% of its liabilities in time deposits and bank notes.

Liquidity Risk Management Structure

On May 24, 2012, the Central Bank of Brazil issued Resolution 4090 establishing new rules regarding the liquidity risk management structure of financial institutions. According to such regulation, financial institutions must maintain a liquidity risk management structure consistent with the nature of their transactions, the complexity of their products and services, and the extent of their exposure to risk. The liquidity risk management structure must identify, assess, monitor and control the risks associated with each institution individually and the financial conglomerate. The description of the liquidity risk management structure must be proven in a public report, the disclosure of which is to occur at least annually.

Credit Cards Regulation

On November 25, 2010, CMN issued Resolution 3919 which established new rules applicable to fees for services provided by financial institutions, including specific rules concerning the information to be disclosed in credit card bills, the types of fees that may be charged, and the requirement for financial institutions to offer their clients the option of a credit card with certain basic services. The new rules came into force on March 1, 2011. On September 29, 2011, CMN Resolution 3919 was amended by CMN Resolution 4021, which established new rules for fees that may be charged by financial institutions for providing services related to foreign currency transactions in the OTC market for purchase or sale of foreign currency in relation to international travel, setting the requirement to report the total effective value of such transactions. Pursuant to CMN Resolution 4021, financial institutions have to implement the new rules before January 2, 2012.

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On November 25, 2010, the Central Bank of Brazil issued Circular 3512 which established a monthly minimum that must be paid by credit card holders, on outstanding balances of the credit card, which value was set to 15.0% in June 2011. On July 18, 2011, Circular 3512 was amended by Circular 3549, which set that the rules for payment of a minimum amount by credit card holders do not apply to credit cards which payment is made through direct discount on the payroll.

Asset Composition Requirements

Pursuant to CMN Resolutions 2283 dated June 5, 1996 and 2669 dated November 25, 1999 and amendments thereto, permanent assets (defined as property and equipment, other than those contained in commercial leases, unconsolidated investments and deferred fees) of Brazilian financial institutions may not exceed 50.0% of the sum of the referenced equity of their shareholders, calculated in accordance with criteria established by the Central Bank of Brazil.

In accordance with CMN Resolution 2844 dated June 29, 2001 and amendments thereto, Brazilian financial institutions can not have more than 25.0% of their referenced net equity allocated to credit transactions (including guarantees) extended the same client (including their parents, affiliates and subsidiaries) or securities of any issuer, and can not act as underwriters (excluding best efforts underwriting) of securities issued by any single issuer representing more than 25.0% of their referenced net equity.

Pursuant to CMN Resolution 3339 dated January 26, 2006, repurchase transactions carried out in Brazil are subject to operational capital limits based on the net equity of the financial institution, adjusted in accordance with the regulations of the Central Bank of Brazil. A financial institution may only hold repurchase transactions in an amount up to thirty times their adjusted net equity. Within that limit, repurchase transactions involving private securities may not exceed five times the value of adjusted net equity. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary according to the type of security involved in the transaction and the perceived risk of the issuer, as may be established by the Central Bank of Brazil.

The Central Bank of Brazil issued regulations (Circular 3086 dated February 15, 2002 and amendments thereto, and Circular 3068 dated November 8, 2001 and amendments thereto) for classification and valuation of securities and derivative financial instruments – including government bonds – owned by financial institutions, based on the investment strategy of the financial institution. Under such regulations, securities and derivatives are classified into three categories: for trading, available for sale, and held to maturity. Securities "for trading" and "available for sale" must be valued at market price with effects on income and equity respectively. Securities classified as "held to maturity" are recorded at cost. Derivatives are valued at market price and recorded as assets and liabilities in the balance sheet. Changes in fair value of derivatives are generally recognized in income with certain modifications, if they are designated as hedges and qualify for hedge accounting in accordance with the regulations issued by the Central Bank of Brazil. The securities and derivatives portfolio "held to maturity" may be hedged for accounting purposes, but the increase or decrease in value arising from the accounting method of adjustment to market price must not be taken into account.

Loans in Foreign Currency

The Foreign Exchange & Capital Markets Regulation or RMCCI by the Central Bank of Brazil contains a complete set of rules involving the foreign exchange market, the Brazilian capital abroad, and foreign capital in Brazil.

Individuals or legal entities domiciled in Brazil are allowed to transact credit operations with creditors domiciled abroad, without the need to obtain prior approval of the Central Bank of Brazil in relation to the inflow of funds in Brazil, pursuant to CMN Resolution 3844 dated March 23, 2010. Financial institutions and leasing companies are allowed to raise funds abroad and apply such funds freely in the local market. It is also allowed to lend such funds to other financial institutions, individuals, and non-financial entities. These loans take the form of loans denominated in Brazilian currency, but are indexed by the US dollar, and their terms must reflect the terms of the original transaction.

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The interest rate charged must also adjust to international market practices and, beyond the original transaction cost, the financial institution may charge a loan commission only.

Notwithstanding the exemption from prior approval, the inflow of funds in Brazil related to (1) issuance of securities abroad, (2) foreign loans, (3) loans related to export transactions (securitization of export transactions), and (4) prepayments of export transactions with a maturity of more than 360 days, are subject to prior electronic registration through SISBACEN RDE-ROF Module.

The registration in such RDE-ROF Module will be filed by the borrower or its agent, by supplying to the Central Bank of Brazil relevant information concerning (1) the parties to the transaction, (2) the financial terms and the deadline for completion of payment of principal, interest and other charges, (3) the lender's confirmation letter confirming the transaction terms, and (4) any other information requested by the Central Bank of Brazil through SISBACEN.

As a general rule, the registrations are automatically granted by issuing RDE-ROF number of the transaction. Exceptions to this general rule apply when transaction costs are not consistent with the conditions and practices prevailing in the market and the transaction structure does not fit into existing patterns of the electronic system. While the Central Bank of Brazil does not oppose to registration within five working days, the registration is completed. In the absence of such initial registration, the concerned parties can not receive funds in Brazil or send funds abroad. After the inflow of funds, the borrower must record the payment plan through RDE-ROF Module. This registration is required for sending remittances abroad of principal, interest and fees, and shipping of goods.

Financial institutions that do not provide the required information to the Central Bank of Brazil in relation to foreign exchange transactions or those that provide incomplete or inaccurate information are subject to penalties.

On March 4, 2009, CMN issued Resolution 3689, authorizing the Central Bank of Brazil to lend US dollars to Brazilian banks so that these banks pay the foreign debts incurred by their subsidiaries abroad.

Pursuant to Circular 3474 issued on November 13, 2009, financial derivatives (such as options, forward contracts, futures contracts or swaps) related to the cost of a loan transaction conducted between Brazilian residents and non-residents in Brazil will be registered in the settlement system duly authorized by the Central Bank of Brazil or CVM.

On March 1, 2012, the Central Bank of Brazil issued Circular 3580 ("Circular 3580"), which amended the regulations of the Foreign Exchange and Capital Markets Regulation (RMCCI) and established limitations on export financing. According to Circular 3580, as of enactment, export prepayments could only be granted by the importer, and for a limited period up to 360 days. The measure was intended to prevent further appreciation of the real against foreign currencies. However, on December 4, 2012, the Central Bank of Brazil, under Circular 3617, decided to allow exports prepayments with maturities greater than 360 days, but stipulated a limit of 1800 days.

Foreign Currency Position

Transactions involving sale and purchase of foreign currency in Brazil may only be carried out by institutions duly authorized by the Central Bank of Brazil to operate in the foreign exchange market. At the moment, there are no limits on foreign exchange positions bought or sold in foreign currency to banks authorized to deal in foreign exchange markets. According to Circular 3401 dated August 15, 2008, other institutions within the domestic financial system are not allowed to hold short positions in foreign exchange, although there is no limit regarding the purchased positions in foreign exchange.

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The Central Bank of Brazil imposes a limit to the net exposure of Brazilian financial institutions and their affiliates, to assets and debt subject to foreign currency and gold fluctuations. Currently, the limit is equivalent to 30% of adjusted net equity of the institution, in accordance with CMN Resolution 3488 dated August 29, 2007.

The penalties for failing to meet the limits of foreign currency position vary from compulsory sale of foreign currency to revocation of authorization to operate in the foreign exchange market.

On January 26, 2012, CMN issued Resolution 4051, establishing that securities brokerage firms, securities dealers and exchange brokerage firms can perform foreign exchange transactions with clients for immediate settlement of up to USD 100 thousand. In addition, CMN Resolution 4051 also provides that the reference to the granting of advances on exchange contracts (ACC) and advances on exchange deliveries (ACE) related to foreign exchange contracts for export of services shall be the services indicated by the Department of Development, Industry and Foreign Trade. Finally, CMN Resolution 4051 consolidates existing rules on exports in general.

Overdue Debts Treatment

Pursuant to CMN Resolution 2682 dated December 21, 1999 and subsequent amendments, the Central Bank of Brazil requires financial institutions to classify credit transactions according to their level of credit risk (as AA, A, B, C, D, E, F, G and H) and to make provisions in accordance with the level assigned to each transaction. These credit ratings are determined in accordance with criteria established periodically by the Central Bank of Brazil related to: (1) the status of the debtor and the guarantor, such as the economic and financial condition, level of indebtedness, capacity for generating profits, cash flow, management and quality of controls, delayed payments, contingencies and credit limits; and (2) the transaction terms, such as its nature and purpose, the type of surety and, in particular, its level of liquidity and the total amount of credit. Whenever there are multiple credit transactions involving the same client, economic group or group of companies, the credit risk must be determined by analyzing the credit transaction specifically for such client or group representing the higher credit risk to the financial institution.

Credit transactions of up to BRL 50,000 can be classified by the evaluation method of the financial institution or according to the number of days late regarding the transaction in question, whichever is more rigorous.

Credit ratings must be analyzed:

•         Monthly, in case of delayed payment of any installment of principal or interest in accordance with the following maximum risk ratings:

(1) 01-14 days overdue: risk level A;

(2) 15-30 days overdue: risk level B;

(3) 31-60 days overdue: risk level C;

(4) 61-90 days overdue: risk level D;

(5) 91-120 days overdue: risk level E;

(6) 121-150 days overdue: risk level F;

(7) 151-180 days overdue: risk level G; and

(8) over 180 days overdue: risk level H;

•         Every six months in the case of transactions involving the same client, economic group or group of companies, whose value exceeds 5.0% of adjusted net equity of the financial institution in question; and

•         Annually, in all circumstances, except in the case of credit transactions with a client whose total liability is less than BRL 50,000 and this classification can be revised according to the provisions above. This limit of BRL 50,000 can be amended by the Central Bank of Brazil periodically.

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Any failure to fulfill the requirements set by the Central Bank of Brazil will result in reclassification of any transaction to risk level H.

Each financial institution must make monthly provisions for credit losses in accordance with the following:

•         0.5% of the total amount of credit transactions classified as level A;

•         1.0% of the total amount of credit transactions classified as level B;

•         3.0% of the total amount of credit transactions classified as level C;

•         10.0% of the total amount of credit transactions classified as level D;

•         30.0% of the total amount of credit transactions classified as level E;

•         50.0% of the total amount of credit transactions classified as level F;

•         70.0% of the total amount of credit transactions classified as level G; and

•         100.0% of the total amount of credit transactions classified as level H.

Provisions for credit losses reflected in our consolidated financial statements in accordance with IFRS are not based on the abovementioned criteria, but the criteria described in "Section 5 – Analysis and Perspective of Financial and Operating Condition – (A) Operating Results – Critical Policies of Accounting – Losses on Impairment on Financial Assets".

Credit Performance Information

Law 12414 dated June 9, 2011, established standards for organization and query to databases regarding information about credit performance of individuals and legal entities, for purpose of organizing records of credit history. On December 20, 2012, the Central Bank of Brazil issued Resolution 4172, which governs the provision of credit performance information by financial institutions to these databases. Providing information as mentioned is conditional upon request or permission of the institution clients. Financial institutions must make necessary operational adjustments to comply with Resolution 4172 until August 1, 2013.

Intercompany Transactions

Law 7492 dated June 16, 1986, which defines crimes against the Brazilian financial system, establishes as a crime the extension of credit by a financial institution to any of its directors or executive officers, and certain family members of such individuals, as well as any company directly or indirectly controlled by such financial institution, or that is subject to joint control of the financial institution in question (except for loans to leasing subsidiaries). Violations to Law 7492 will impose penalties of two to six years in prison and a fine. On June 30, 1993, CMN issued Resolution 1996, demanding that any transaction must be reported to the Public Prosecution Service.

Remuneration of Directors and Officers of Financial Institutions

On November 25, 2010, CMN issued Resolution 3921 establishing new rules relating to remuneration of directors and officers of financial institutions. This resolution requires that financial institutions establish a remuneration policy for directors and officers. The remuneration of directors and officers may be fixed or variable. The variable remuneration may be based on specific criteria under CMN Resolution 3921 and must be compatible with the risk management policies of the financial institution. At least 50.0% of the variable remuneration must be paid in shares or share-based instruments, and at least 40.0% of variable remuneration must be deferred for future payment for at least three years. These new rules came into force on January 1, 2012.

Easing the Financial Sector Consolidation

The Brazilian government has established a set of rules in order to facilitate corporate reorganizations among financial institutions. These rules ensure liquidity and solvency of the financial system and protect the interests of depositors and investors. The main measures include: (1) the empowerment of the Central Bank of Brazil to determine the mandatory capitalization and regulate the transfer of control and/or the restructuring of financial institutions; (2) the instatement by the Central Bank of Brazil of a special credit facility, known as Program of Incentives to Restructuring and Strengthening

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of the National Financial System (PROER), with the specific purpose of funding financial institutions that acquire the control or the assets and liabilities of financial institutions, or whose control is transferred to third parties; and (3) the creation of certain tax benefits for financial institutions that are funded by PROER.

PROER was created to protect savings and investments in Brazil. PROER allowed the Central Bank of Brazil intervening to protect against failures of financial institutions facing liquidity crises. The creation of PROER streamlined the process by which the government could acquire control of a financial institution in crisis, and granted the Central Bank of Brazil authority to determine an appropriate course of action to avoid insolvency of any financial institution, either through increased capital, merger, spin-off or otherwise. Any failure to comply with determinations of the Central Bank of Brazil by a financial institution could make it subject to Rules of Temporary Administration, as described below. The government's intention in establishing PROER was to strengthen cautious supervision of financial institutions through verification of liquidity and asset quality. These measures were similar to the measures that are being implemented at the moment in the United States and Europe in response to the global financial crisis.

Recently, in accordance with Resolution 4122 dated August 2, 2012, which revoked Resolutions 3040 and 3041, both dated November 28, 2002, the Central Bank of Brazil has stipulated (i) new requirements and procedures for authorization to organization and operation, cancellation of authorization, and control changes and restructuring of multiple banks, commercial banks, investment banks, development banks, exchange banks, investment, financing and credit firms, mortgage companies, title companies, development agencies, leasing companies, securities brokers, securities dealers and exchange brokers; and (ii) conditions for exercise of responsible positions in government, according to bylaws or contract, of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. In general terms, the new Resolution created additional tools for Central Bank of Brazil, allowing it to conduct a more thorough and qualitative review of authorization processes submitted for analysis.

Credit Guarantee Fund – FGC

On November 16, 1995, the Central Bank of Brazil approved the bylaws and applicable regulations of FGC, whose purpose is to guarantee payment of funds deposited in financial institutions in the event of intervention, liquidation, bankruptcy or insolvency. FGC is funded by regular contributions made by financial institutions in the amount of up to 0.0125% of the total outstanding balances of accounts corresponding to secured bonds, and certain special contributions as determined. Any delay in making these contributions is subject to a fine of 2.0% on the contribution amount.

FGC is administered by a board of directors and a board of executive officers, both appointed by the general meeting. The total amount of credit in the form of cash deposits, savings deposits, time deposits, deposits in escrow accounts and check transactions (for registration and control of resources for payroll, earnings and retirement services provision), bills of exchange, real estate notes, mortgage notes, letter of mortgages, and repurchase and resale agreements, whose objects are instruments issued after March 8, 2012 by a company of the same group, due to each client by a financial institution (or financial institutions of the same financial group) will be guaranteed by FGC to a maximum of BRL 70,000 per client, under Resolution 3931 dated December 3, 2010. When the assets of FGC reach 2.0% of the total amounts that they guarantee, CMN may temporarily suspend or reduce the contribution of financial institutions to FGC. The volume of deposits that financial institutions may accept under guarantee granted by FGC will be reduced by 20.0% each year from January 2012 to January 2016; therefore, such insurance expires in 2016.

Internal Compliance Procedures

All financial institutions must have policies and procedures in place to track:

•         their financial, operational and management information systems; and

•         their compliance with all applicable regulations.

The board of directors of the financial institution in question is responsible for implementing an effective framework of internal controls by defining responsibilities and control procedures and establishing objectives and corresponding procedures for all levels of the institution. The board is also responsible for ensuring compliance with all internal procedures.

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The internal audit department reports directly to the executive officers or directors of the institution, as applicable. The external auditors are responsible for preparing a report on the internal control system.

Bank Fees Collection Rules

The collection of bank fees and charges is largely regulated by CMN and the Central Bank of Brazil. CMN Resolution 3919, effective as of March 1, 2011, amended the existing rules seeking to standardize the collection of bank fees and the cost of credit transactions for individuals. According to these rules, banking services for individuals are divided into the following four groups: (1) essential services; (2) priority services; (3) special services; and (4) specific or differentiated services. Banks can not charge fees in exchange for providing essential services to individuals in relation to current accounts, such as (1) providing debit card; (2) providing ten checks per month for account holders who meet the requirements for using checks, in accordance with applicable standards; (3) providing a second debit card (except in case of loss, theft, damage and other reasons not caused by the bank); (4) up to four withdrawals per month, which can be made at any branch of the bank, or using checks, or at ATM terminals; (5) providing up to two statements describing the transactions during the month, obtained at ATM terminals; (6) internet checking; (7) up to two monthly transfers of funds between accounts held at the same bank, at a branch, through ATM terminals or internet; (8) check clearing; and (9) providing a consolidated statement for each month describing the fees charged in the previous year, relating to current accounts and savings accounts. Certain services provided to individuals in relation to savings accounts are also classified as essential services and therefore are exempt from paying fees. CMN Resolution 3919 prohibits banks charging fees for provision of essential services related to current accounts and savings accounts, when clients agree to access and use their accounts only by electronic means. In case such current and savings accounts are exclusively electronic, banks are allowed to charge fees for providing essential services only when the client voluntarily opts to get the personal service at bank branch or service outlet.

Priority services are those provided to individuals in relation to current accounts, transfer of funds, credit transactions, leasing, standard credit cards, exchange transactions at the counter for purchase or sale of foreign currency in relation to international travel, and records, subject to collection of fees by financial institutions only if the service and its nomenclature are listed in Appendix I. CMN Resolution 3919 also states that commercial banks must offer to their individual clients one "standard package" of priority services, whose content is defined by Appendix I. Bank clients must have the option to purchase individual services, rather than adhering to the package.

The charging of fees in exchange for providing special services (including, among others, the services related to farmers credit, foreign exchange and loan of funds from the housing financial system, for example) is also governed by specific provisions found in laws and regulations related to such services. The regulation authorizes financial institutions to charge fees for performing specific services, provided that the account holder or user must be informed about the terms of use and the rate and payment or billing method must be defined in the contract. Some of the specific services are (1) approval of signatures; (2) management of investment funds; (3) rental of safes; (4) express delivery services; (5) custody and brokerage services; (6) endorsement of client debts (endorsement or guarantee); and (7) exchange, among others.

Other changes included in CMN Resolution 3919 are: (1) prohibition on charging fees for change of adhesion contracts, except in cases of replacement of assets in lease transactions, and prepayment or repayment, cancellation or termination; (2) prohibition on including services related to credit cards and other services not subject to fees in packages which include priority, special or differentiated services; (3) subscription of service packages must be made by separate agreement; (4) information provided to the client in relation to a service package must include the value of each service included in the package, the number of times that each service can be used per month, and the total package price; (5) annual bank statements of a client must identify separately the interest for delay, fines and other costs charged on loans and lease transactions; (6) registration fees can not be charged cumulatively; (7) charges on using the account limit can be collected at most once during a period of 30 days.

CMN Resolution 3919 also established new rules for credit cards, including the types of fees that may be charged for services provided by financial institutions, information to be disclosed in credit card bills and in contract, and the creation of two types of credit card: (1) a basic credit card with some core services, which were classified as prior service; and (2) a differentiated credit card, with rewards and other benefits to the client, classified as a differentiated service. In addition, Circular 3512 of the

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Central Bank of Brazil set a minimum amount that holders of credit cards must pay monthly on the outstanding balances of the credit card: 15.0% from June 2011. On July 18, 2011, Circular 3512 was amended by Circular 3549, which set that the rules for payment of a minimum amount by credit card holders do not apply to credit cards which payment is made through direct discount on payroll.

Moreover, CMN regulations stipulate that all payables related to the charging of fees must be charged against a bank account only if there are sufficient funds to cover these debts in that account, thus forbidding looting the account limit caused by the charging of bank fees. In addition, a 30-day prior notice must precede any increase or set up fees (except if related to credit card services, which takes a 45-day prior notice), whereas fees related to priority services and "standard package" can be increased only after 180 days from the date of the last increase (except if related to credit card services, which takes a 365-day prior notice), while reductions can occur at any time.

Brazilian System of Settlement & Clearance

The settlement and clearance rules in Brazil are based on the guidelines adopted by the Bank for International Settlements (BIS) and the Brazilian System of Settlement & Clearance, which started operating in April 2002. The Central Bank of Brazil and CVM (in relation to transactions with securities) have the power to regulate and supervise the system. Under these rules, all clearing houses must adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously assumed by the Central Bank of Brazil. The most important principles of the Brazilian System of Settlement & Clearance include:

•         the existence of two main systems of settlement and clearance: gross clearing in real time, using the reserves deposited with the Central Bank of Brazil, and deferred net clearing, through clearing houses;

•         clearing houses, with some exceptions, will be responsible for payment orders they accept; and

•         the bankruptcy laws do not affect the payment orders made through credits of clearing houses, or the guarantee granted to assure these orders. However, clearing houses have regular credits against any participant, under the bankruptcy laws.

Insolvency Laws Relating to Financial Institutions

Financial Institutions are subject to procedures established by Law 6024 dated March 13, 1974 (which sets out the arrangements in case of intervention or extrajudicial liquidation by the Central Bank of Brazil), as well as to bankruptcy proceedings.

The intervention and extrajudicial liquidation occur when the Central Bank of Brazil states that the financial institution is in bad financial condition or upon the occurrence of events that might affect the situation of creditors. Such measures are imposed by the Central Bank of Brazil to avoid bankruptcy of the entity.

Intervention

Under Law 6024/74, the Central Bank of Brazil is empowered to appoint someone to intervene in the operations or to liquidate any financial institution, other than public financial institutions controlled by the Brazilian federal government. An intervention can be performed at the discretion of the Central Bank of Brazil in the event it is determined that:

•            due to mismanagement, the financial institution suffered losses that would cause risk to creditors;

•            the financial institution consistently violated the Brazilian banking laws or regulations; or

•            the intervention is a possible alternative to liquidation of the financial institution.

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From the enactment date, the intervention must automatically: (1) suspend the enforceability of payable obligations; (2) avoid the early termination or maturity of any previously contracted obligations; and (3) freeze the deposits existing on the date the intervention was enacted. The intervention will cease: (1) if the concerned parties commit themselves to continue the economic activities of the financial institution, with the necessary assurances, as determined by the Central Bank of Brazil; (2) when the entity situation is regularized, as determined by the Central Bank of Brazil; or (3) when the extrajudicial liquidation or bankruptcy of the entity is enacted.

The intervention may as well be ordered upon request of the board of a financial institution.

The period of any of such interventions shall not exceed six months, which, by decision of the Central Bank of Brazil, may be extended only once for another period of six months. The intervention process will be terminated in the event that the Central Bank of Brazil establishes that the irregularities that triggered the intervention have been eliminated. Otherwise, the Central Bank of Brazil may liquidate the financial institution out of court, or authorize the intervener entering a voluntary request for bankruptcy, which is currently governed by Law 11101 (as of February 9, 2005, the Bankruptcy and Restructuring Act or "NBRL"), among other situations, if the assets of the financial institution subject to intervention are not sufficient to pay at least 50.0% of the amount of their outstanding debts without warranty.

Extrajudicial Liquidation (Receivership)

The extrajudicial liquidation is an administrative process enacted by the Central Bank of Brazil (except that it does not apply to financial institutions controlled by the Brazilian federal government) and conducted by a liquidator appointed by the Central Bank of Brazil. The extraordinary measure aims to shut the affected financial institution, liquidating its assets and paying its liabilities, as in a bankrupt court.

The Central Bank of Brazil shall liquidate a financial institution out of court if:

•         the economic or financial condition of the institution is at risk, particularly when the institution fails to meet its obligations as they mature, or upon the occurrence of an event that could indicate a state of insolvency under the rules of NBRL;

•         the management is seriously violating the Brazilian banking laws, rules or regulations;

•         the institution suffers a loss which submit their regular and unsecured creditors to serious risk; and/or

•         upon revocation of business license, the institution does not initiate regular liquidation proceedings within ninety days or, when started, the Central Bank of Brazil determines that the liquidation pace may harm the institution's creditors.

The enactment of extrajudicial liquidation shall: (1) suspend the actions or enforce the rights and interests related to the capital assets of the entity being liquidated, while no other action or enforcement might be performed during liquidation; (2) accelerate the obligations of the entity; and (3) interrupt the limitation periods in relation to the obligations assumed by the institution.

The extrajudicial liquidation procedures may be terminated:

•       at the discretion of the Central Bank of Brazil in the event that the parties undertake to administer the financial institution after providing the necessary assurances; or

•         when the final accounts of the intervener are delivered and approved and subsequently recorded in the relevant public records; or

•         when converted to regular liquidation; or

•         when the bankruptcy of a financial institution is enacted.

A request for liquidation procedures may also be submitted on a reasonable basis by the executive officers of the respective financial institution or the intervener appointed by the Central Bank of Brazil in the intervention procedure.

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Temporary Special Administration Regime – RAET

Besides the intervention procedures described above, the Central Bank of Brazil may also instate RAET, under Law 9447 dated March 14, 1997, combined with Law 6024/74, which is a less rigid form of intervention by the Central Bank of Brazil in private and non-federal public financial institutions, which allows institutions to continue operating normally. RAET may be ordered in the event that an institution:

•      continuously enters into repeated operations that are against economic or financial policies defined by federal laws;

•      faces a shortage of assets;

•      does not comply with reserve requirements;

•      discloses the existence of hidden obligations;

•      experiences any events causing the intervention under the law;

•      is managed negligently or fraudulently; or

•      performs any activities that call for intervention.

The main purpose of RAET is to assist the recovery of the financial condition of the institution under special administration and, therefore, avoid intervention and/or liquidation. Hence, RAET does not affect the regular business, operations, obligations or rights of the financial institution, which continues to operate normally.

There is no minimum period for RAET, which ceases upon the occurrence of any of the following events: (1) acquisition by the Brazilian federal government of the control of the financial institution; (2) corporate restructuring, takeover, stock split, merger or transfer of major shareholding interest of the financial institution; (3) decision by the Central Bank of Brazil; or (4) enactment of extrajudicial liquidation of the financial institution.

Bankruptcy Law

On February 9, 2005, the Brazilian Congress enacted NBRL, which regulates judicial reorganizations, extrajudicial reorganizations, and bankruptcy of individuals and corporations. NBRL entered into force on June 10, 2005 and applies to financial institutions only in relation to matters that are not specifically regulated by the intervention and extrajudicial liquidation systems described above.

Payment of Creditors during Liquidation or Bankruptcy

In the case of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid according to their priorities and privileges. Credits preceding the request are paid proportionally, in the following order:

•      labor credits up to an amount equal to 150 times the minimum wage per employee, and claims relating to occupational accidents;

•      secured loans up to the pledged asset value;

•      tax credits, excluding tax penalties;

•      credits with special privileges;

•      credits with general privileges;

•      unsecured credits;

•      contractual fines and monetary penalties for violation of administrative or criminal laws, including those of a fiscal nature; and

•      subordinated claims.

Maximum priority credits subsequent to the request, as defined in NBRL, are paid in preference to those preceding the request.

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In addition, two laws introduced in 1995 affect the priority of payment of creditors of Brazilian banks in the event of insolvency, bankruptcy or similar proceedings. First, Law 9069 provides immunity against lien on compulsory deposits maintained by financial institutions with the Central Bank of Brazil. Such deposits can not be attached in legal actions by general creditors of the bank for payment of debts. Second, Law 9450 requires that the assets of any insolvent bank, funded by loans made by foreign banks in business credit facilities, are used to pay the amounts due under such credit facilities, preferably to those amounts owed to general creditors of such insolvent bank.

Cancellation of Banking License

The Banking Reform Law, along with the specific regulations promulgated by CMN Resolution 1065 dated December 5, 1985, provides for certain penalties that may be imposed on financial institutions in certain situations. Among them, a financial institution may be subject to cancellation of its license to operate and/or conduct foreign exchange transactions. Such cancellations apply in certain circumstances established by the Central Bank of Brazil, such as in the case of repeated violations of the regulations of the Central Bank of Brazil by the management of the financial institution, or negligence in search of adequate banking practices relating to their exchange activities.

In addition, the Central Bank of Brazil may cancel, pursuant to CMN Resolution 4122 dated August 2, 2012, the business license of the financial institution, if it determines the existence of one or more of the following events, at any time: (1) nonperformance of transactions considered essential to the financial institution; (2) operational inactivity; (3) the institution is not located at the address provided to the Central Bank of Brazil; (4) failure to submit to the Central Bank of Brazil, for more than four months, without acceptable justification, the consolidated financial statements required by the regulations in force; and (5) noncompliance with the business plan. The cancellation of a banking license may occur only after appropriate administrative proceedings have been conducted by the Central Bank of Brazil.

Bank Secrecy and Anti Money Laundering Laws

Pursuant to Circular 3461 issued by the Central Bank of Brazil on July 24, 2009, as amended, and regulated by Circular Letter 3430 issued on February 11, 2010, consolidating and perfecting the Brazilian legislation against money laundering, the financial institutions must:

(1)       Maintain updated records relating to their clients (including statements of purpose and nature of transactions, as well as verification of characterization of clients as politically exposed individuals). Circular Letter 3430 provides examples of who can be considered permanent and occasional client for purposes of registration requirements;

(2)       Adopt preventive policies and internal procedures;

(3)       Record transactions involving Brazilian and foreign currency, securities, metals or any other assets that can be converted into cash, including specific records of issuing or reloading of prepaid cards;

(4)       Keep records of transactions or groups of handling of funds held by individuals or entities belonging to the same group of companies with a total value over BRL 10,000 in a calendar month, or showing a pattern of activity that suggests a scheme to prevent identification;

(5)       Review transactions or proposals whose characteristics may indicate criminal intent;

(6)       Keep records of each transfer of funds related to, among others: (a) deposits, transfers and checks; and (b) issuance of checks and money orders in amounts exceeding BRL 1000; and

(7)       Notify the authority in charge, within one business day, of the occurrence of any transaction that is considered suspect by the financial institution.

Financial institutions must inform the Central Bank of Brazil (without notice to the client) on any transaction of such type as referred to in subsections (3) and (4) above, in excess of BRL 10,000. Despite this threshold, financial institutions must review any transactions whose characteristics may indicate the existence of a crime and must inform the Central Bank of Brazil within twenty-four hours about the transaction proposed or executed, according to Law 9613 dated March 3, 1998 and

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 amendments. The abovementioned records must be kept for a period of five to ten years, depending on the nature of the information, as of termination of client relationship.

Any failure to meet any of the obligations listed above may subject the financial institution and its officers and directors to penalties ranging from fines (between 1.0% and 100.0% of the amount of the transaction or 200.0% on any profit generated) to declaration of ineligibility of its officers and directors to exercise any position in a financial institution, and/or cancellation of business license of the financial institution.

The government and the Brazilian Revenue Service auditors may also inspect the documents, books and financial records of an institution under certain circumstances.

On March 3, 1998, the Brazilian government created the Council for Financial Activities Control ("COAF"), which operates under the Department of Finance. The purpose of COAF is to investigate, examine, identify and impose administrative penalties in connection with any illegal or suspicious activities related to money laundering in Brazil. COAF is composed of a chairman appointed by the State Secretary of Finance and indicated by the President of the Republic, and eight members, one of which is appointed by each of the following entities: (1) Central Bank of Brazil, (2) CVM, (3) Department of Foreign Affairs, (4) SUSEP, (5) Brazilian Revenue Service, (6) Attorney General of the Treasury, (7) Federal Police Department, and (8) the Brazilian Intelligence Agency. The term of office of the chairman and other board members is three years.

Brazilian financial institutions are also subject to strict rules of confidentiality and must keep the confidentiality of banking transactions and services provided to clients. The only circumstances in which the information about clients, services or transactions of Brazilian financial institutions or credit card companies may be disclosed to third parties are: (1) disclosure of information with the express consent of the concerned parties; (2) exchange of information among financial institutions for record purposes; (3) providing to credit reference agencies the information based on data from the records of issuers of bank checks drawn on accounts with insufficient funds and of debtors in arrears; and (4) as to the occurrence or suspicion that criminal or administrative illegal acts were performed, in which case the financial institutions and credit card companies may provide the competent authorities with information related to such criminal acts when necessary for investigation of such acts. Supplementary Law 105/01 also allows the Central Bank of Brazil or CVM to exchange information with foreign governmental authorities, since a particular treaty has been previously signed.

Politically Exposed Persons

Pursuant to Circular 3461 issued by the Central Bank of Brazil on July 24, 2009, as amended, financial institutions and other institutions authorized to operate by the Central Bank of Brazil must take certain actions to establish business relationships and monitor the financial transaction of clients who are considered politically exposed individuals.

For purposes of such regulation, politically exposed individuals are public officials and their immediate family members, spouses, partners and foster children who occupy or have occupied an important public office or position in the last five years in Brazil or other countries, territories and jurisdictions abroad.

Circular 3461 says that the procedures developed and implemented by such financial institutions must be structured to allow the identification of politically exposed individuals as well as the source of funds involved in the transactions of such clients. An option is to check the compatibility between client transactions and assets declared in the file of that client.

Independent Auditors

All financial institutions must be audited by independent auditors. Financial institutions may only involve an independent auditor duly registered with CVM and certified as a specialist in banking analysis by the Central Bank of Brazil. Financial institutions must replace the person, officer, manager, supervisor or any of their members liable for their work in the independent accounting firm at least every five years. Former accountants can be hired again after three full years since their previous service.

In addition to audit reports, the independent auditors must also:

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•         review during the execution of audit procedures, to the extent deemed necessary, the risk management internal controls and procedures of the financial institution, including in relation to their electronic data processing system, and identify any potential flaws;

•         communicate any noncompliance by the financial institution with any applicable regulations, insofar as this is important for their consolidated financial statements or activities; and

•         prepare a report showing any noncompliance with any rules and regulations that may have material impact on the consolidated financial statements or operations of the entity (Report under Circular 3467), reviewing the criteria used for classification of loans and provision for losses on loans (Report under CMN Resolution 2682), reviewing the structure, systems and procedures established for the Ombudsman Office, in accordance with criteria established by the Brazilian Institute of Independent Auditors – Ibracon (Ombudsman Report), and limited review report on the quarterly information (IFT and ITR). These reports shall be available for inspection by the Central Bank of Brazil and CVM when applicable.

The independent auditors and the fiscal council, when instated, shall notify the Central Bank of Brazil on the presence or evidence of error or fraud, within three business days from the identification of such error or fraud, including:

•         noncompliance with rules and regulations that put at risk the continuity of the auditee;

•         fraud of any amount perpetrated by the administration of the institution;

•         major fraud perpetrated by employees of the institution or by third parties; and

•         material errors in the accounting records of the auditee.

Audit Committee

On May 27, 2004, CMN issued Resolution 3198 which regulates the provision of services by independent auditors to financial institutions and other institutions authorized to operate in Brazil by the Central Bank of Brazil, as well as clearing houses and clearing and custody service providers. CMN Resolution 3198, as amended, requires financial institutions and certain other entities with reference equity equal to or greater than BRL 1 billion to create a corporate body designated as "audit committee", which shall be composed of at least three individual members, with a maximum term of five years. At least one member must have accounting and finance knowledge. The fiscal council of the institution can perform the tasks of the audit committee, provided that it must operate permanently, subject to the provisions of CMN Resolution 3198.

In addition, Brazilian law also authorizes the creation of a single committee for a group of companies. In that case, the audit committee, as applicable, shall be responsible for any and all financial institutions and insurance companies belonging to the same group, provided that these financial institutions shall comply with the requirements mentioned above. For more information about the audit committee, please refer to "Section 6 – Directors, Senior Management and Employees – (C) Board Practices – Statutory Bodies".

Auditing Requirements

Brazilian law requires that our consolidated financial statements are prepared in accordance with Brazilian GAAP and other applicable regulations. As a financial institution, our consolidated financial statements must be audited every six months. The quarterly financial information filed with CVM is also subject to review by our independent auditors. In January 2003, CVM adopted regulations requiring audited entities to disclose information related to non-audited services of an independent auditing firm, where such services represent more than 5.0% of the fees paid by the entity to the external accounting firm.

Furthermore, in accordance with CMN Resolution 3786 dated September 24, 2009, effective as of December 31, 2010, our consolidated annual financial statements shall be prepared in accordance with IFRS and must be accompanied by a report of an independent auditor. Pursuant to CMN Resolution 3853 dated April 30, 2010, as a financial institution listed on stock exchange, which is to prepare interim consolidated financial statements, we must prepare such interim consolidated financial statements in accordance with IFRS as issued by IASB and translated into Portuguese by a Brazilian entity authorized by the International Accounting Standards Committee Foundation.

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Ombudsman Office

Under Resolution 3849 issued by CMN on March 25, 2010, which replaced Resolution 3477 issued by CMN on July 26, 2007, financial institutions and other entities that are authorized to operate by the Central Bank of Brazil must, as of September 30, 2007, have an ombudsman office to facilitate communication between the institutions and their clients and to comply with the consumer rights law, as well as improvement of products, services and customer service. The ombudsman office must be managed by an ombudsman director (who may be the ombudsman himself, provided that, in this case, the person in question can not be responsible for any activity in the financial institution) and must be proportional to the activities of the institution and the complexity of its products. Institutions that are part of a financial group are allowed to establish an ombudsman office to meet the whole group.

Financial institutions must report and keep updated information about the director in charge of the ombudsman office. The director in charge shall report every six months (on June 30 and December 31 of each year) and whenever a significant event is identified according to the instructions of the Central Bank of Brazil.

Assets Management Regulations

Under Law 10198 dated February 14, 2001, and 10303 dated October 31, 2001, and CVM Rule 306 dated May 5, 1999, and subsequent amendments thereto, the assets management is regulated by CMN, the Central Bank of Brazil and CVM and is also self-regulated by ANBIMA.

Investment funds are subject to regulation and supervision of CMN and CVM, and in particular issues, the Central Bank of Brazil. Investment funds may be administered by multiple banks, commercial banks, savings banks, investment banks, credit, finance and investment companies, and brokers and dealers within specified operating limits. CMN regulations provide that institutions must segregate their asset management activities from other activities.

Investment funds may invest in any class of financial instrument available in the financial and money markets, including, for example, fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the corporate name of the fund, a reference to the relevant type of fund must be included, according to the classification table under Instruction 409 issued by CVM on August 18, 2004 and subsequent amendments (and in relation to structured investment funds, according to the specific regulations issued by CVM for each type of structured investment fund).

Investment funds may not:

•         have more than 10.0% of its net equity invested in securities of a single issuer other than a financial institution, its controlling shareholders, subsidiaries and affiliates, or a federal, state, local investment fund or other investment fund; and

•         have more than 20.0% of its net equity invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates.

The Central Bank of Brazil issued Circular 3086 on February 15, 2002, establishing the criteria for registration and accounting evaluation of securities and financial instruments and derivatives that form the investment funds, funds of investment in shares of investment funds, individually programmed retirement funds, and offshore investment funds. Under the said Circular, the Central Bank of Brazil determined that fund managers should adjust their fixed-income bonds to market price. Thus, the assets of the fund's portfolio must be recorded at their fair market price, instead of expected yield to maturity. As a result of this mechanism of adjustment to the market price, the shares of the fund reflect the net asset value of the fund.

The assets management sector is also subject to self-regulation by ANBIMA, issuing additional rules and policies from time to time, especially in relation to marketing and advertising of investment funds.

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Brokers and Dealers Regulation

Brokers and Dealers are part of the national financial system and are subject to regulation and supervision of CMN, the Central Bank of Brazil and CVM. Brokers must be accredited by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on stock exchanges, and futures market in Brazil. The brokers and dealers may act as underwriters in the public offering of securities and may engage in exchange brokerage in any rates market.

The brokers and dealers may not:

•         perform operations which may be regarded as loans to their clients, including the assignment of rights with limited exceptions;

•         collect commissions from their clients related to securities transactions during primary dealing;

•         acquire property that is not for their own use; or

•         obtain loans from financial institutions, except for (1) loans for purchase of goods for use in relation to the object of the company; or (2) loans whose value does not exceed two times the net equity of the company in question.

Foreign Investments in Brazil

Direct Foreign Investments

Direct foreign investments in Brazil are regulated by Law 4131 and Law 4390 enacted on September 3, 1962 and August 29, 1964, respectively. According to Law 4131, foreign capital means "any goods, machinery and equipment that enter Brazil with no initial disbursement of foreign currency, for production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that, in both cases, they belong to individuals or entities resident, domiciled or headquartered abroad".

Foreign capital must be registered with the Central Bank of Brazil through the Electronic Declaratory Registration – Direct Foreign Investment, within thirty days from the entry of funds in Brazil, according to Law 4131. The registration of foreign capital is required in order to remit profits abroad, for repatriation of capital and registration of reinvestments. The investments will always be recorded in the foreign currency in which they are made at the time, or in Brazilian currency, if the funds are derived from a non-resident account maintained properly in Brazil.

On December 28, 2006, Law 11371 amended Law 4131 and established that the foreign capital invested in Brazilian companies not yet properly registered with the Central Bank of Brazil in such period of 30 days and not subject to other types of registration must be registered with the Central Bank of Brazil. For purposes of such registration, the amount of foreign capital in Real to be registered must be proven in the accounting records of Brazilian company in question. Foreign capital invested and not registered must be registered before the last business day of the subsequent calendar year during which the company becomes obliged to register the capital.

With the exception of such registration, foreign investment is not subject to government approvals or permits, and there are no requirements for minimum investment or local participation in capital (except in very limited cases, such as financial institutions, insurance companies and other entities subject to specific regulations). However, foreign participation is limited (i.e.: is subject to approvals) and is banned in several sectors. A presidential decree issued on November 13, 1997, with respect to Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100.0% of foreign participation in our capital stock.

Investments in foreign currency must be officially channeled through financial institutions authorized to conduct foreign exchange transactions. Foreign currency must be converted into Brazilian currency and vice-versa, through the signing of an exchange contract. Foreign investments may also be made through contribution of assets and equipment for production of local goods and services.

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Investment in Money Markets

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they must comply with the registration requirements set forth in CMN Resolution 2689 dated January 26, 2000 and CVM Instruction 325 dated January 27, 2000.

With some limited exceptions, Resolution 2689 allows investors to conduct any type of transaction in the Brazilian Money Markets involving a security traded on a Brazilian stock exchange, future or organized OTC exchange, but investors may not transfer the ownership of investments made in accordance with Resolution 2689 to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil, whether of gains, dividends, profits or other payments with respect to our units, are made through the exchange market.

In order to become an investor under Resolution 2689, an investor residing outside Brazil must:

•         appoint at least one representative in Brazil who will be responsible for compliance with registration requirements and reports and reporting procedures with the Central Bank of Brazil and CVM. If the representative is an individual or a non-financial company, the investor must also indicate an institution duly authorized by the Central Bank of Brazil, which will be jointly and severally liable for obligations of the representative;

•         fill out the appropriate foreign investor registration form;

•         register as a foreign investor with CVM;

•         register the foreign investment with the Central Bank of Brazil;

•         appoint a tax representative in Brazil; and

•         get a taxpayer identification number with the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or CVM. In addition, trading of securities by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized OTC markets licensed by CVM.

The direct foreign investors may, under Law 4131/62, sell their shares in private and open market transactions; however, such investors are currently subject to less favorable tax treatment on gains.

Under Law 4.131/62, a direct foreign investor shall:

•         register as a direct foreign investor in the Central Bank of Brazil;

•         get a taxpayer identification number from the Brazilian tax authorities;

•         appoint a tax representative in Brazil; and

•         appoint a representative in Brazil for service of process in respect of lawsuits based on the Brazilian Corporate Law.

CMN Resolution 1927, which restated and amended Annex V to CMN Resolution 1289, provides for issue of securities in foreign markets in respect of shares of Brazilian issuers.

PIS and COFINS

PIS and COFINS are payable at the rate of 0.65% and 4.0% respectively; levied cumulatively on the gross revenue from billing, meaning the total revenues earned by the corporation, less funding costs only.

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7.5          Material effects of state regulations on our activities

Non-financial entities are taxed at the rates of 1.65% and 7.6% respectively, and are subject to non-cumulative taxation that means to deduce from ascertained debts such credits as admitted by law.

PIS and COFINS are considered a core component of profit base (net basis of certain revenues and expenses) and therefore, under IFRS, they are recorded in income taxes.

Financial Transactions Tax – IOF

CPMF is a provisional contribution levied on certain financial transactions such as client account operations, but is not in force in Brazil since December 31, 2007. In order to repair such losses as resulting from CPMF termination, since 2008, the government has enacted several decrees (Decree 6.339/08, Decree 6.345/08, Decree 6.391/08, Decree 6.453/08, Decree 6.566/08, Decree 6.613/08, Decree 6691/08, Decree 6.983/09, Decree 7.011/09, Decree 7.323/10, Decree 7.330/10, Decree 7.412/10, Decree 7.454/11, Decree 7.456/11, Decree 7.457/11, Decree 7.458/11, Decree 7.487/11, Decree 7.536/11, Decree 7.563/11, Decree 7.632/11, Decree 7.683/12, Decree 7.698/12 and Decree 7.699/12), and amendment to Decree 6.306/07 and changes in the IOF rates, which are levied on credit, foreign exchange, insurance and securities operations. The purpose of the said Decrees promulgated as of 2008 was to change the IOF rates and impose IOF additional charges on credit, foreign exchange and insurance operations, with some exceptions.

In general, IOF is applied to the following operations and in accordance with the following rates:

Operation (1)	Maximum Statutory Rate	Current Rate
Credit facilities granted by financial institutions and non-financial entities	1.5% daily	up to 0.0041% per day for loans taken by legal entities and 0.0041% per day for individuals. An additional rate of 0.38% applies.
Operations involving bonds and securities (2)	1.5% daily

0.5% per day for certain investment funds.

0% on transactions with equities and certain debt securities, such as debentures and mortgage-backed securities (MBS).

1.0% per day on transactions with fixed income bonds derived from federal, state or local funds and fixed income investment funds limited to certain percentages of revenue earned on investment.

1.5% of the sale of securities to enable the issue of Securities Deposit Certificates abroad.

Operations involving derivatives	1.0%

1% on the nominal value of adjusted purchase and sale or expiration of the financial derivative agreement in the country resulting in higher individual exchange exposure over a debtor position.

0.0% on derivative contracts to hedge against risks of exchange price fluctuation resulting from export agreements signed by a natural or legal person residing or domiciled in the country.

0.0% on other operations on derivative contracts not expressly mentioned by the tax law.

Insurance Operations transacted by insurance companies	25.0%	2.38% for health insurance 0.38% for life insurance 7.38%% for other types of insurance

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7.5          Material effects of state regulations on our activities

Exchange Operations (2)	25.0%

0.38% (general rule)

6.38% on credit card transactions as of April 27, 2011.

0.0% on remittance of funds related to loans obtained abroad (regardless of maturity) and the inflow of funds related to loans obtained abroad for periods exceeding 360 days.

6.0% for remittances related to loans that will remain in Brazil for periods shorter than or equal to 360 days.

0.0% for interbank transactions.

0.0% for foreign exchange transactions related to the departure of revenues from Brazil and to the remittance of interest on net equity and dividends to be received by foreign investors.

6.0% for foreign exchange transactions, including through simultaneous exchange transactions for inflow of funds from foreign investors in the Brazilian financial and money markets, except that variable income investments in stock exchanges and stock purchases as part an initial public offering, as well as investments in certain private equity funds, are not subject to IOF.

6.0% for foreign exchange transactions, including through simultaneous exchange transactions for inflow of funds from foreign investors for purpose of initial or additional margin requirements on transactions in stock exchanges.

0.0% for foreign exchange transactions for outflow of funds invested by foreign investors in Brazilian financial and money markets.

0.0% for foreign exchange transactions for inflow and outflow of funds invested by foreign investors, including through simultaneous exchange transactions, in securities deposit certificates known as Bonds Deposit Receipts or BDR.

0.0% for foreign exchange transactions through simultaneous exchange transactions made on or after December 1, 2011, for inflow of funds from foreign investors derived from the conversion of direct investments in Brazil made in accordance with Law 4131/62 in investments in publicly traded shares.

0.0% on revenue related to export of transactions with products and services.

(1) The operations referred to in the table are intended for illustration purposes only and do not reflect an exhaustive list of transactions subject to IOF.

(2) There are some exemptions or specific cases where the applicable rate is zero.

Foreign Investments and the Federal Constitution

The Brazilian Constitution prohibits foreign financial institutions from opening new branches or subsidiaries in Brazil, except when duly authorized by the President of the Republic and the Central Bank of Brazil. A foreign financial institution duly authorized to operate in Brazil through a branch or subsidiary is subject to the same rules, regulations and requirements as applicable to any Brazilian financial institution.

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7.5          Material effects of state regulations on our activities

Foreign Investments in Brazilian Financial Institutions

The Brazilian Constitution allows individuals or corporations only investing in shares with voting power of Brazilian financial institutions if having the specific authorization of the President of the Republic on the basis of reciprocity or national interest. A decree dated November 13, 1997, issued concerning Banco Maridional do Brasil S.A. (our legal predecessor), allows 100.0% of foreign interest in our capital stock. Foreign investors may acquire shares issued by such offer because of such decree. In addition, foreign investors can buy shares without voting rights and publicly traded, of Brazilian financial institutions, traded on stock exchanges, or certificates of deposit of securities offered abroad representing shares without specific authorization.

Branches Regulation

Authorization is required from the Central Bank of Brazil for operations of branches or subsidiaries of Brazilian financial institutions, including compliance with the requirement that (1) the institution is in operation for at least six years, (2) the paid-up capital and net equity of the institution meet the minimum levels established in Annex II of CMN Resolution 2099 dated August 17, 1994, plus an amount equal to 300% of the paid-up capital and minimum net equity required by the regulations of the Central Bank of Brazil for commercial banks, and (3) the Brazilian financial institution shall submit to the Central Bank of Brazil a study of the economic and financial feasibility of the subsidiary, branch or investment.

Furthermore, the authorization will only be granted if the Central Bank of Brazil has access to information, data and documents related to the operations and records of the financial institution in which it has a direct or indirect controlling company abroad. Any delay in providing the Central Bank of Brazil with the required information and documents will subject the relevant financial institution to fines. Moreover, the failure on the part of a Brazilian bank to comply with the requirements of CMN Resolution 2723 would result in the deduction of a designated percentage of the assets of such branch or subsidiary of that bank net equity for purposes of calculating that bank’s compliance with the requirements of capital adequacy of the Central Bank of Brazil, in spite of other penalties assessed in accordance with its regulations, including the cancellation of authorization by the Central Bank of Brazil.

It is also required prior authorization from the Central Bank of Brazil to: (1) allocate new resources to branches or subsidiaries abroad; (2) subscribe to capital increases, directly or indirectly, in subsidiaries abroad; (3) increase the shareholding interest, directly or indirectly, in subsidiaries abroad; and/or (4) effect mergers or splits, directly or indirectly, of subsidiaries abroad. The requirements set forth in items (1) through (4) used to be applicable only if this subsidiary were a financial institution or similar entity. On March 29, 2012, the Central Bank of Brazil issued Resolution 4062, amending Resolution 2723 dated May 31, 2000 and provides that any direct or indirect equity interest of financial institutions in any company located in Brazil or abroad, or increases in such shareholding, shall be previously authorized by the Central Bank, except for (i) equity interest typically held in the portfolios of investment banks, development banks, development agencies and multiple banks with investment or development portfolios; and (ii) temporary equity interest not registered permanent assets of the financial institution. The Central Bank of Brazil only authorizes this shareholding in companies whose corporate purpose is ancillary or subsidiary to the activities performed by the financial investor.

In accordance with Resolution 4072, dated April 26, 2012, the Central Bank of Brazil amended and restated the regulations regarding installation in Brazil of financial institutions local offices. Financial institutions may install (i) branches; (ii) teller's booths; (iii) ATMs; and (iv) separate business offices, except that, for items (i) through (iii), compliance with requirements of minimum capital and operating limits are needed. Moreover, Resolution 4072 describes general rules for operation of these offices.

Leasing Regulations

CMN, as the regulator and supervisor of the financial system, presents the details in the Law 6099 and CMN Resolution 2309 dated August 28, 1996, and supervises and controls the transactions concluded by leasing companies. Furthermore, as far as applicable, laws and regulations issued by the Central Bank of Brazil in relation to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits, and treatment of bad loans, also apply to leasing companies.

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7.5          Material effects of state regulations on our activities

Private Pension Plans

Open private pension plans are subject, for purposes of inspection and control, to the authority of CNSP and SUSEP, which are regulated by the Department of Finance. CMN, CVM and the Central Bank of Brazil may also issue regulations related to private pension plans, particularly in relation to the composition of technical reserves. Open private pension entities must allocate reserves and provisions as security for their obligations. The regulations applicable to pension funds generally do not allow these funds to invest resources abroad.

Bank Clients Protection Code

CMN Resolutions 3694 and 3695, both of March 26, 2009, established procedures in relation to prevention of risks of financial operations and services offered by financial institutions to clients and the general public, aimed to improve the relationship between market stakeholders, fostering greater transparency, discipline, competitiveness and reliability on the part of financial institutions. This regulation consolidates all previous related rules.

The main aspects of the aforementioned rules are described below:

•                financial institutions must ensure that clients are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, providing in a timely manner copies of contracts, receipts, statements and other documents related to operations and services, so that clients can make free decisions;

•                financial institutions must adopt in all contracts and related documents clear texts, which are not deceptive, and are appropriate to the complexity and nature of the operation or service, to enable understanding of the content and identification of terms, amounts, charges, penalties, dates, locations and other conditions;

•                financial institutions are prohibited from refusing or hindering clients and users of its products and services from accessing conventional channels of assistance, including cash services (personal assistance at the counter), even in cases of alternative electronic service;

•                financial institutions are prohibited from postponing withdrawals of up to BRL 5,000. In case of higher values, financial institutions may postpone the operation until the next business day; and

•                financial institutions are prohibited from making loans from deposit accounts without the prior consent of the client.

In addition to the procedures described above, the Supreme Court decided on June 7, 2006, that relationships between consumers and financial institutions are governed by Law 8078 of September 11, 1990 (the "Consumers Code"), which grants consumers certain rights that facilitate their defense in court, such as the possibility of reverse burden of proof, and authorizes the courts to revise interest rates considered unfair, on case by case basis. Financial institutions must fully comply with the measures set out in the Code of Consumers Protection.

Cayman Islands Banking Laws

Banks and trust companies wishing to conduct business from the Cayman Islands must be licensed by the Cayman Islands Monetary Authority in accordance with the Banks and Trust Companies Act (Version 2009) (the "Banks and Trust Companies Act"), regardless of whether these businesses will be effectively conducted in the Cayman Islands.

Under the Banks and Trust Companies Act, there are two main categories of banking license: a license for category "A", which allows local and offshore unlimited banking business, and a license for category "B", which mainly allows banking business abroad. On December 31, 2011, there were 15 banks with licenses for category "A" and 219 banks with licenses for category "B". The holder of a license for category "B" may maintain an office in the Cayman Islands and conduct business with other licensed and offshore companies but, except under limited circumstances, may not do banking business locally with the public or residents of the Cayman Islands. We bear an unlimited license for category "B".

There are no specific requirements on liquidity or coefficient in the Banks and Trust Companies Act, but the Cayman Islands Monetary Authority expects compliance with prudent banking practices, and the Banks and Trust Companies Act imposes a requirement of minimum net equity at CI$ 400 thousand (or, in the case of licensed companies bearing a limited license for category "B" or a limited trust license, CI$ 20 thousand).

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7.5          Material effects of state regulations on our activities

Foreign Subsidiary

We organized an independent subsidiary in Spain – Santander EFC – in order to complement our foreign trade strategy for corporate clients, which are composed of large Brazilian companies and their overseas operations. This allows us offering financial products and services through an overseas entity that is not incorporated in a jurisdiction with favorable taxation, as our subsidiary in the Cayman Islands, in accordance with Law 12.249/2010 and Ordinance 1.037/2010.

The installation of our foreign subsidiary was approved by the Central Bank of Brazil on September 26, 2011, by the Department of Treasury of Spain on February 6, 2012, and by the Bank of Spain on March 28, 2012. The transfer of funds that constituted the share capital of the subsidiary was held on March 5, 2012, totaling € 748 million. Santander EFC started operating in March 2012.

Insurance Regulation

The Brazilian system of private insurance is governed by three regulatory agencies: CNSP, SUSEP and the National Agency for Health Insurance or "ANS". With government approval, an insurer can offer all types of insurance, except workers' compensation insurance, which is provided exclusively by the National Institute of Social Security or "INSS". Insurers sell policies through accredited brokers. In accordance with Brazilian insurance laws, health insurance must be sold separately from other types of insurance by a specialized insurer, subject to the rules of ANS, the agency responsible for regulating and supervising private health insurance.

Insurers must allocate reserves to be invested in specific types of securities in accordance with the strict rules of CMN on the composition of their own technical reserves.

Insurers are exempt from customary bankruptcy proceedings; instead, they are subject to special proceedings conducted by SUSEP or ANS, depending on the type of insurance products the insurer sells. Dissolutions can be voluntary or compulsory. The Department of Treasury is responsible for issuing the decree ordering that a particular insurer terminates its activities, in the case of compulsory dissolution (which is then conducted by SUSEP), while ANS is responsible for initiating health insurers dissolution processes.

There is currently no restriction on foreign investments in insurance companies per se. Under Brazilian law, insurers must purchase reinsurance to the extent their liabilities exceed their technical thresholds under SUSEP rules. For several years, reinsurance activities in Brazil were conducted in the form of monopoly by IRB – Brasil Resseguros S.A. or "IRB". On January 16, 2007, Supplementary Law 126/07 was enacted, allowing the opening of the Brazilian reinsurance market to local and foreign competitors. This law specifically established new policies related to reinsurance, retro-assignment and their intermediation, and coinsurance activities, where insurance products can be directly obtained abroad and/or in foreign currency.

The main changes introduced by Supplementary Law 126/07 are summarized below. It created three types of reinsurance companies, in particular:

•                Local Reinsurer. A reinsurer with headquarters in Brazil, organized as a corporation and with the sole purpose to carry out reinsurance and retro-assignment transactions;

•                Admitted Reinsurer. Non-resident reinsurer, registered with SUSEP to conduct reinsurance and retro-assignment transactions, with a representative office in Brazil, in compliance with the requirements of Supplementary Law 126/07 and the rules applicable to reinsurance and retro-assignment operations; and

•                Casual Reinsurer. Non-resident reinsurer, registered with SUSEP to conduct reinsurance and retro-assignment transactions, with a representative office in Brazil, in compliance with the requirements of Supplementary Law 126/07 and the rules applicable to reinsurance and retro-assignment operations.

A casual reinsurer must not be resident in a tax haven jurisdiction that does not tax income or taxes it at a rate 20.0% lower, or that does not disclose information on ownership structure.

Admitted or casual reinsurers must meet the following minimum requirements:

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7.5          Material effects of state regulations on our activities

•                be duly organized in accordance with the laws of their country of origin, in order to underwrite local and international reinsurance in areas where they wish to operate in Brazil, and present evidence that they conduct their operations in their country of origin for at least five years;

•                have economic and financial capacity not less than the minimum to be set by CNSP;

•                have a rating issued by rating agencies recognized by SUSEP at or above the minimum rating set by CNSP;

•                have a legal representative duly appointed and resident in Brazil, with broad administrative and judicial powers;

•                comply with current and future additional requirements stipulated by CNSP and SUSEP.

In addition to the requirements above, admitted reinsurers must (i) appoint a manager of its representative office, residing in Brazil and meeting the eligibility criteria set forth by CNSP and SUSEP; and (ii) open and maintain, throughout the period they are operating, an escrow account in foreign currency to which SUSEP can have access, and periodically send to this regulatory agency their respective consolidated financial statements, in accordance with the rules issued by CNSP.

The purchase of reinsurance and retro-assignment in Brazil or abroad will be made through direct negotiations between the parties or by an accredited reinsurance broker. Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and the additional requirements established by SUSEP and CNSP.

Reinsurance transactions related to annuities and life insurance on survival and private pension plans are exclusive to national reinsurers. With due observance of the rules to be issued by CNSP, insurance companies, when transferring their risks in reinsurance, must comply with the following rules:

•                at least 40.0% of the risk being assigned by insurers must be placed with local reinsurers (the same applies to local reinsurers assigning risks to retro-assignees); and

•                at most 20.0% of the total premium for each product coverage that it offers can be assigned to local or foreign reinsurers belonging to their own economic group (i.e.: companies directly or indirectly related, whether through shareholding of more than 10.0% or for sharing the same effective control (such as, for example, having the same managers or similar corporate names or brands). This restriction does not apply to surety bonds, export credit / domestic credit, farmers insurance, or nuclear risk insurance products.

Funds of technical reserves of local reinsurers and funds deposited in Brazil for purposes of ensuring local activities of admitted reinsurers will be managed according to the rules of CMN. The IRB remains authorized to conduct activities of reinsurance and retro-assignment in Brazil as a local reinsurer.

Antitrust Act

On May 29, 2012, the new Brazilian Antitrust Act ("Law 12.529") came into force and introduced several changes to the organizational structure of the Administrative Council for Economic Defense

("CADE"). According to Law 12.529, merger operations shall be previously submitted to CADE for approval, if the following criteria are met: (1) at least one of the groups involved in the negotiation has registered annual gross revenues or turnover equal to or higher than 750 million, in Brazil, in the year preceding the transaction year; and (2) at least another group has registered annual gross revenues or turnover equal to or higher than BRL 75 million, in Brazil, in the year preceding the transaction year. The criteria applied previously, whereby a market share of 20.0% would require the submission of an operation to CADE, were eliminated by Law 12.529. The closing of a transaction prior to its approval by CADE will subject the parties to fines ranging from BRL 60 thousand to BRL 60 million.

On April 26, 2012, the Central Bank of Brazil issued Circular 3590 ("Circular 3590") which stipulates that the Central Bank of Brazil shall examine certain corporate restructurings and other acts involving two or more financial institutions, considering not only their potential effects on the financial system and its stability, but also any potential impacts related to market concentration and

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7.5          Material effects of state regulations on our activities

competition. In accordance with Circular 3590, these acts will be subject to the examination of the Central Bank of Brazil, except for transactions involving institutions of the same economic group or credit assignments that do not involve transfer of business. The methodology, parameters and definitions used in the analysis of market concentration of these acts will be contained in the Guidelines for Analysis of Monopoly Acts in the Financial System, to be published by the Financial System Organization Department of the Central Bank of Brazil. Upon approval of the transaction, the Central Bank of Brazil may stipulate certain restrictions to it and require financial institutions to enter into an agreement on control of market concentration, which shall stipulate the terms and conditions of the sharing of the efficiency gains resulting from the act.

Disclosure Pursuant to Article 219 of the Iran Threat Reduction and Syria Human Rights Act

According to Article 219 of the Iran Threat Reduction and Syria Human Rights Act 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an issuer is required to disclose in its annual or quarterly reports, as applicable, if it or any of its affiliates conducted intentionally, in certain activities, transactions or negotiations with Iran or with people or companies designated in accordance with certain Executive Orders. Disclosure is generally required even when the activities, transactions or negotiations have been conducted in accordance with applicable laws.

During the period covered by this annual report, Santander Brazil and its subsidiaries have not conducted any activity or transaction requiring disclosure in accordance with Section 13(r) thereof.

The following activities are disclosed in response to Section 13(r) with respect to affiliates of

Santander Brazil in Santander Group:

During the period covered by this annual report, an Iranian citizen living in the UK, who is currently designated by the United States and the United Kingdom under the regime of sanctions against Iran, held a mortgage with Santander UK plc which was issued before any such designation. No further withdrawal was made (or would be allowed) in that mortgage, although we continue to receive repayment installments. In 2012, the total income in respect of the mortgage was £ 10,768.38 while net profits were not significant with respect to overall profits of Santander UK. Santander UK does not intend to enter into any new relationship with this client and any disbursements will be made only in accordance with the applicable sanctions. That same Iranian citizen also holds two investment accounts at Santander Asset Management UK Limited. The accounts remained blocked throughout the year 2012. Investment returns are being reinvested automatically, and no disbursement was made to the client. Total revenue in respect of the investment accounts was £ 208.15 while net profits were not significant in 2012, compared to the overall profits of Banco Santander S.A.

In addition, Santander Spain, or some of its subsidiaries (except Santander Brazil), has certain export credits of legacy and performance bonds with Bank Sepah and Bank Mellat, which are included in the List of Specially Designated Nationals and Blocked Persons of the Foreign Assets Control Agency of the Treasury Department of the United States.

c. Dependence on patents, trademarks, licenses, concessions, franchises, and royalty agreements being relevant for development of activities:

In Brazil, the ownership of trademarks is only acquired through registration approved by the National Institute of Industrial Property (INPI), the authority in charge of registering trademarks, patents and designs. After registration, the holder will hold the exclusive right to use the trademarks, patents and designs in Brazil, for a period of ten years, which can be successively extended by an equal period.

The main brands that we use (including the "Santander" and "Banco Santander") are owned by the Santander Group. One of the affiliates of Santander Group has granted us a license to use such brands. All brands being relevant to our business are registered, or have had their application for registration submitted to INPI, by us or by Santander Group. We own the domain names used in our main business, including:

(1) www.santanderbrasil.com.br

(2) www.bancosantander.com.br

(3) www.bsantander.com.br

(4) www.bancosantanderlight.com.br

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7.5          Material effects of state regulations on our activities

(5) www.corretorasantander.com.br

(6) www.realsantander.com.br

(7) www.santander.com.br

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7.6          Relevant revenue from abroad

7.6       For the countries from which the issuer earns substantial revenues, please identify:

a. revenue derived from clients in the host country of the issuer and their share in total net revenue of the issuer;

b. revenue from clients attributed to each foreign country and their share in total net revenue of the issuer;

c. total revenue from foreign countries and their share in total net revenue of the issuer.

Santander Brazil operates predominantly in the Brazilian market; therefore, approximately 100% of its revenue comes from Brazilian clients.

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7.7          Effects of foreign regulations on our activities

7.7       Regarding foreign countries mentioned in item 7.6, please state the extent to which the issuer is subject to regulation of these countries and how this affects the issuer's business:

Not applicable, since no foreign countries were mentioned in section 7.6.

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7.8          Relevant long-term relations

7.8       Describe relevant long-term relations of issuer that do not appear elsewhere in this form.

Santander Brazil has no material long-term relations, which are not described in other sections of this form.

Report or Explain – Sustainability Report

Santander Brazil, in line with the best corporate governance practices and the terms of the External Communication 017/2011-DP issued by BM&FBOVESPA, hereby reports that, since 2009, the Annual Report includes the financial, social and environmental information, the content of which is built in line with the GRI (Global Reporting Initiative), which disseminates guidelines for sustainability reporting.

The links to the report are available at www.santander.com.br/ri and

 www.santander.com.br/acionistas in Portuguese and English.

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7.9          Other relevant information

7.9       Provide any further information the issuer deems relevant:

All relevant information has been described in the sections above.

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8.1          Description of economic group

8. Economic Group

8.1       Describe the economic group which Santander Brazil belongs to:

Santander Brazil is a member of Santander Spain Group, headquartered in Madrid, Spain. Santander Spain ended 2011 as the first bank in the euro zone and the 13th bank in the world in market capitalization, with a value of € 50.3 billion. 2011 net profit was € 5.3 billion, i.e., 34.6% less than the previous year. At the end of the same period, Santander had something like 193,000 employees; 14,756 branches; and about 100 million clients. Santander Spain Group operates on a global scale, in the segments of Retail Banking, Wholesale (Santander Global Banking & Markets), Asset Management (Asset Management & Private Banking), Insurance and Payment Methods (Santander Cards). It is present mainly in Spain, UK and other European countries, Brazil and other Latin American countries, and the United States, offering a wide range of financial products. In 2011, Santander Brazil accounted for about 28% of attributed income of business segments of Santander Spain Group. Santander Spain Group controls Santander Brazil directly and indirectly, through its subsidiaries “Grupo Empresarial Santander S.L.” and “Sterrebeeck B.V.” Thus, Santander Spain holds 75.61% of our shares and the right to elect a majority of the members of our board, as well as the power to decide almost all matters submitted to a vote of shareholders.

a. direct and indirect controllers

The table below presents the main shareholders of Santander Brazil on the base date of April 30, 2013:

SHAREHOLDING STRUCTURE – Santander 30 April 2013
COMPANY / SHAREHOLDER	COMMON SHARES		PREFERRED SHARES		TOTAL
	QTD	%	QTD	%	QTD	%
Banco Santander S/A
GRUPO EMPRESARIAL SANTANDER, S.L.	61,606,699,791	28.94	51,386,053,338	27.60	112,992,753,129	28.32
STERREBEECK B V	99,527,083,105	46.76	86,492,330,355	46.45	186,019,413,460	46.62
SANTANDER INSURANCE HOLDING	206,663,606	0.10	22	0.00	206,663,628	0.05
BANCO SANTANDER S/A (ESPANHA)	-	0.00	-	0.00	0	0.00
MANAGERS	119,727,969	0.06	108,843,602	0.06	228,571,571	0.06
EMPLOYEES	179,888,239	0.08	164,649,347	0.09	344,537,586	0.08
TREASURY SHARES	513,854,880	0.24	467,140,800	0.25	980,995,680	0.24
OTHER	50,687,814,164	23.82	47,583,367,687	25.55	98,271,181,851	24.63
TOTAL	212,841,731,754	100.00	186,202,385,151	100.00	399,044,116,905	100.00

* shareholding interest of less than 0.01%

The following tables show the distribution of capital stock of Santander Brazil shareholders holding 5.0% or more of the shares in the capital stock:

Sterrebeeck B.V.

Major shareholders	Common Shares	Percentage of common shares	Preferred Shares	Percentage of preferred shares	Percentage of the Total Shares of the Capital
Santander Spain	2,639,306	100.00%	-	-	100.00%
Total	2,639,306	100.00%	-	-	100.00%

Grupo Empresarial Santander S.L.

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Major shareholders	Common Shares	Percentage of common shares	Preferred Shares	Percentage of preferred shares	Percentage of the Total Shares of the Capital
Santander Spain	468,793,507	99.10580%	-	-	99.10580%
Santander Investment,	1,787,400	0.377867%	-	-	0.377867%

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8.1          Description of economic group

S.A.
Santander Investment I, S.A.	2,442,373	0.516333%	-	-	0.516333%
Total	473,023,280	100.00%	-	-	100.00%

Santander Spain

Santander Spain is a publicly traded financial institution, headquartered in Spain, with shares traded on stock exchanges. Its capital is dispersed and, on April 30, 2013, no shareholder owned significant stakes. That is to say, there is no individual shareholder owning more than 3% of the capital stock of Santander Spain. As mentioned in the preceding table, the records of shareholdings of Santander Spain contain the shareholdings of Chase Nominees Limited. Such interest, however, is not individually owned by a single person, but the total interest of clients represented by that institution. The table below shows the composition of the capital stock of Santander Spain on April 30, 2013:

Holder	#	Country of Residence
CHASE NOMINEES LIMITED	10070455	UNITED KINGDOM
Rest (other)	-	-
TOTAL

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8.1          Description of economic group

b. controlled and affiliated companies

The following table shows the controlled and affiliated companies of Santander Brazil on April 30, 2013:

Companies	Quantity of shares or quotas owned by Santander Brasil		Participation %
	Common Shares	Shares	Direta Santander Brasil	Santander
	and Quotas	Preferred		Consolidated
Current Financial Credit Securitizing Company	100	-	100.00%	100.00%
Aymoré Financiamentos	287,706,670,412	-	100.00%	100.00%
Banco Bandepe	2,183,667	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A.	67,100	-	100.00%	100.00%
Mantiq Investimentos Ltda.	4,799,999	-	99.99%	100.00%
MS Participações Societárias S.A.	30,334,286,409	-	99.99%	99.99%
Santander Brasil Administradora de Consórcio Ltda.	95,348,833	-	99.99%	100.00%
Santander Brasil Advisory Services S.A.	1,323,253	-	96.25%	96.25%
Santander Brasil Asset	12,493,833,365	-	99.99%	100.00%
Santander Brasil Establecimiento Financiero de Crédito S.A.	74.79	-	100.00%	100.00%
Santander CCVM	10,209,878,994	10,209,878,994	99.99%	100.00%
Santander Leasing	8,678,229,809	-	78.57%	99.99%
Santander Microcrédito Assessoria Financeira S.A.	43,129,917,574	-	100.00%	100.00%
Santander Participações S.A.	3,233,571	-	100.00%	100.00%
Sancap Investimentos em Participações S.A.	11,251,174,951	-	100.00%	100.00%
Santander S.A. Technical, Administrative and Insurance Brokerage Services	174,360,450,566	-	60.65%	60.65%
Santos Energia Participações S.A.	37,405,961	-	99.99%	100.00%
Subsidiaries of Companhia de Crédito, Financiamento e Investimento RCI Brasil
Companhia de Arrendamento Mercantil RCI Brasil	163,193	80,522	0.00%	100.00%
Sancap Investimentos em Participações S.A.
Santander Capitalizações S.A.	64,614,988	-	0.00%	99.99%
Subsidiaries of Santos Energia Participações S.A.
Central Eólica Santo Antônio de Pádua S.A.	6,182,700	-	0.00%	100.00%
Central Eólica São Cristovão S.A.	11,144,300	-	0.00%	100.00%
Central Eólica São Jorge S.A.	10,499,700	-	0.00%	100.00%
Subsidiaries of MS Participações Societárias S.A.
Eólica Bela Vista Geração e Comercialização de Energia S.A.	4,000,000	-	0.00%	100.00%
Eólica Icaraí Geração e Comercialização de Energia S.A.	3,000,000	-	0.00%	100.00%
Embuaca Geração e Comercialização de Energia S.A.	4,000,000	-	0.00%	100.00%
Eólica Mar e Terra Geração e Comercialização de Energia S.A.	4,000,000	-	0.00%	100.00%
Subsidiaries of Wemotors
Ideia Produções e design Ltda – ME	220,000	-	0.00%	100.00%
Subsidiaries of Santander S.A. Serviços Técnicos, Administrativo e de Corretagem de Seguros
Webmotors	348,253,362,330	17,929,313,233	0.00%	100.00%
Joint subsidiaries
Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima	7,999,998	-	50.00%	50.00%
Araguari Real Estate Holding LLC	43,164.	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização	9,000	-	13.64%	13.64%
Norchem Participações e Consultoria S.A.	950,000	-	50.00%	50.00%
Campo Grande Empreendimentos	255,429	-	25.30%	25.30%
Estruturadora Brasileira de Projetos S.A. – EBP	3,859,219	1,216,545	11.11%	11.11%
Cesp – Companhia Energética de São Paulo	973,478	10,576,523	3.53%	3.53%
Produban Serviços de Informática S.A.	1	-	0.00%	0.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil	989	986	39.89	39.89%
Associates
Norchem Holding e Negócios S.A.	1,678,969	-	21.75%	21.75%

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

8.1          Description of economic group

c. shareholdings of Santander Brazil in group companies

See information in the table under item "b" above.

d. shareholdings of group companies in Santander Brazil

See information in the table under item "a" above.

e. companies under common control

See information in the table under item "b" above.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

8.2          Organizational chart of economic group

Organograma Grupo Santander Brasil

Acionistas Minoritários
Conselheiros
Investidores Institucionais
Banco Santander S.A. (Espanha)
Digital Procurement Holdings N.V. (Holanda)
Exterior
Brasil
ACS

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

8.3          Restructuring operations

Reasons for not completing the table:

All restructuring operations are described in section 6.5 hereof.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

8.4          Other relevant information

8.4       Provide any further information that Santander Brazil deems relevant:

All relevant information was disclosed in the items above.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.            Relevant properties in non-current assets – others

9.1       Describe the properties of non-current assets which are relevant to the development of the issuer’s business, indicating in particular:

Until the end of 2012, we kept five major administrative centers of operations, four of them owned by us and one of them leased. We also maintained 485 properties for activities of our banking network and 1941 and leased properties for the same purpose. (For information about the location of our branches, see "Item 4. Information on the Company – (B) Business Overview – Distribution Network". Our headquarters is located in Sao Paulo Tower, located at Avenida Presidente Juscelino Kubitschek, 2041/2235 – Bloco A, Vila Olímpia, São Paulo/SP).

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1a    PP&E

Description of the fixed assets	Country of location	State of location	City of location	Type of property
Centro Administrativo Santander 3	Brasil	SP	São Paulo	Own
URB - CENTRO (XV de Novembro)	Brasil	SP	São Paulo	Own
CURITIBA	Brasil	SP	São Paulo	Own
MACAE	Brasil	SP	São Paulo	Own
PATRIARCA	Brasil	SP	São Paulo	Own
ED. ALTINO ARANTES	Brasil	SP	São Paulo	Own
CENTRAL	Brasil	SP	São Paulo	Own
Sede do Grupo Santander Brasil	Brasil	SP	São Paulo	Own
Centro Administrativo Santander 1	Brasil	SP	São Paulo	Own
SANTANDER CULTURAL	Brasil	SP	São Paulo	Own
CPD CAMPINAS	Brasil	SP	Campinas	Own
MORUMBI	Brasil	SP	São Paulo	Own
UBERLÂNDIA	Brasil	SP	São Paulo	Own
SÃO CAETANO DO SUL	Brasil	SP	São Paulo	Own
SOROCABA	Brasil	SP	São Paulo	Own
ADM. EDIF - BOA VISTA	Brasil	SP	São Paulo	Own
ESTAC ALICANTE	Brasil	SP	São Paulo	Own
RIBEIRÃO PRETO	Brasil	SP	São Paulo	Own
ARAÇATUBA	Brasil	SP	São Paulo	Own
VOLTA REDONDA	Brasil	SP	São Paulo	Own
PRESIDENTE PRUDENTE	Brasil	SP	São Paulo	Own
URB – PINHEIROS	Brasil	SP	São Paulo	Own
ASSEMBLÉIA	Brasil	SP	São Paulo	Own

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1b    Patents, trademarks, licenses, grants, franchises, and technology transfer agreements

Asset type	Asset description	Territory reached	Duration	Events that may cause the loss of rights	Consequence of the loss of rights
Licenses	Santander and Banco Santander	Brasil	Undetermined	Any corporate Change that involves the name Santander or the non-maintenance of the trademark registration with the INPI.	Financial loss, image risk and fraud risk by the use of the trademark by third parties in bad faith.
Brands	www.santanderbrasil.com.br	Brasil	Undetermined	Any corporate Change that involves the name Santander or the non-maintenance of the trademark registration with the INPI.	Financial loss, image risk and fraud risk by the use of the trademark by third parties in bad faith.
Brands	www.bancosantander.com.br	Brasil	Undetermined	Any corporate Change that involves the name Santander or the non-maintenance of the trademark registration with the INPI.	Financial loss, image risk and fraud risk by the use of the trademark by third parties in bad faith.
Brands	www.bsantander.com.br	Brasil	Undetermined	Any corporate Change that involves the name Santander or the non-maintenance of the trademark registration with the INPI.	Financial loss, image risk and fraud risk by the use of the trademark by third parties in bad faith.
Brands	www.bancosantanderlight.com.br	Brasil	Undetermined	Any corporate Change that involves the name Santander or the non-maintenance of the trademark registration with the INPI.	Financial loss, image risk and fraud risk by the use of the trademark by third parties in bad faith.
Brands	www.corretorasantander.com.br	Brasil	Undetermined	Any corporate Change that involves the name Santander or the non-maintenance of the trademark registration with the INPI.	Financial loss, image risk and fraud risk by the use of the trademark by third parties in bad faith.
Brands	www.realsantander.com.br	Brasil	Undetermined	Any corporate Change that involves the name Santander or the non-maintenance of the trademark registration with the INPI.	Financial loss, image risk and fraud risk by the use of the trademark by third parties in bad faith.
Brands	www.santander.com.br	Brasil	Undetermined	Any corporate Change that involves the name Santander or the non-maintenance of the trademark registration with the INPI.	Financial loss, image risk and fraud risk by the use of the trademark by third parties in bad faith.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1c    Shareholding interest in companies

Trade name	Corporate Taxpayer ID ("CNPJ")	CVM Code	Company type	Country headquarters	State headquarters	City headquarters	Description of activities developed	Participation of issuer (%)
Fiscal year	Book Value - variation %	Market Value - variation %	Amount of dividends received (Reais)		Date	Value (reais)
Aymoré Financiamentos	07.107.650/0001-10	-	Subsidiary	Brasil	SP	São Paulo	Financial	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010		956,551,000.00
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	28,830,476.10
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Banco Bandepe	10.866.788/0001-77	-	Subsidiary	Brasil	SP	São Paulo	Bank	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010		4,254,691,000.00
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

CRV - Distribuidora de Títulos e Valores mobiliários	62.318.407/0001-19	-	Subsidiary	Brasil	SP	São Paulo	Distributor	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010		86,613,000.00
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Mantiq Investimentos Ltda.	13.183.720/0001-81	-	Subsidiary	Brasil	SP	São Paulo	Other activities	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1c    Shareholding interest in companies

Trade name	Corporate Taxpayer ID ("CNPJ")	CVM Code	Company type	Country headquarters	State headquarters	City headquarters	Description of activities developed	Participation of issuer (%)
Fiscal year	Book Value - variation %	Market Value - variation %	Amount of dividends received (Reais)		Date	Value (reais)
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

MS Participações Societárias S.A.	10.288.617/0001-08	-	Subsidiary	Brasil	SP	São Paulo	Holding	99.970000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Sancap Investimentos e Participações S.A.	15.023.998/0001-17	-	Subsidiary	Brasil	SP	São Paulo	Holding	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Brasil Administradora de Consórcio Ltda	55.942.312/0001-06	-	Subsidiary	Brasil	SP	São Paulo	Consórcio	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010		118,072,000.00
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	72.46
Reasons for the acquisition and maintenance of such participation

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1c    Shareholding interest in companies

Trade name	Corporate Taxpayer ID ("CNPJ")	CVM Code	Company type	Country headquarters	State headquarters	City headquarters	Description of activities developed	Participation of issuer (%)
Fiscal year	Book Value - variation %	Market Value - variation %	Amount of dividends received (Reais)		Date	Value (reais)
Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Empresa Controlada pelo Banco Santander (Brasil) S.A.
Santander Brasil Advisory Services S.A.	04.841.614/0001-57	-	Subsidiary	Brasil	SP	São Paulo	Other activities	96.520000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Brasil Asset	10.977.742/0001-25	-	Subsidiary	Brasil	SP	São Paulo	Administradora de Ativos	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010		212,868,000.00
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	100,000,000.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Brasil EFC	15.405.043/0001-24	-	Subsidiary	Brasil	SP	São Paulo		100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Capitalizações S.A.	03.209.092/0001-02	-	Associate	Brasil	SP	São Paulo		100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1c    Shareholding interest in companies

Trade name	Corporate Taxpayer ID ("CNPJ")	CVM Code	Company type	Country headquarters	State headquarters	City headquarters	Description of activities developed	Participation of issuer (%)
Fiscal year	Book Value - variation %	Market Value - variation %	Amount of dividends received (Reais)		Date	Value (reais)
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Capitalização S.A.	03.209.092/0001-02	-	Subsidiary	Brasil	SP	São Paulo	Capitalização	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Corretora de Câmbio e Valores Mobiliários S.A.	51.014.223/0001-49	-	Subsidiary	Brasil	SP	São Paulo	Corretora	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010		340,176,000.00
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	1,432,349.75
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Getnet Serviços para Meios de Pagamento S.A.	10.440.482/0001-54	-	Subsidiary	Brasil	SP	São Paulo	Other activities	50.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1c    Shareholding interest in companies

Trade name	Corporate Taxpayer ID ("CNPJ")	CVM Code	Company type	Country headquarters	State headquarters	City headquarters	Description of activities developed	Participation of issuer (%)
Fiscal year	Book Value - variation %	Market Value - variation %	Amount of dividends received (Reais)		Date	Value (reais)

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Leasing		2.055-9	Subsidiary	Brasil	SP	São Paulo	Leasing	99.990000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010		9,945,655,000.00
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	44,507,526.06
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Microcrédito Assessoria Financeira S.A.	04.980.127/0001-75	-	Subsidiary	Brasil	SP	São Paulo	Microcrédito	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value 12/31/2010		11,729,000.00
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	3,679,626.43
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander Participações S.A.	04.270.778/0001-71	-	Subsidiary	Brasil	SP	São Paulo	Holding	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santander S.A Technical, Administrative and Insurance Brokerage Services	52.312.907/0001-90	-	Subsidiary	Brasil	SP	São Paulo	Insurance Broker	60.650000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1c    Shareholding interest in companies

Trade name	Corporate Taxpayer ID ("CNPJ")	CVM Code	Company type	Country headquarters	State headquarters	City headquarters	Description of activities developed	Participation of issuer (%)
Fiscal year	Book Value - variation %	Market Value - variation %	Amount of dividends received (Reais)		Date	Value (reais)
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Santos Energia Participações S.A.	08.685.391/0001-37	-	Associate	Brasil	SP	São Paulo	Holding	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Webmotors S.A.	03.347.828/0001-09	-	Associate	Brasil	SP	São Paulo	Other activities	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

Webmotors S.A.	03.347.828/0001-09	-	Subsidiary	Brasil	SP	São Paulo	Other activities	100.000000
Market Value
12/31/2012	0.000000	0.000000	0.00	Book Value
12/31/2011	0.000000	0.000000	0.00
12/31/2010	0.000000	0.000000	0.00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

9.1          Relevant properties in non-current assets / 9.1c    Shareholding interest in companies

Trade name	Corporate Taxpayer ID ("CNPJ")	CVM Code	Company type	Country headquarters	State headquarters	City headquarters	Description of activities developed	Participation of issuer (%)
Fiscal year	Book Value - variation %	Market Value - variation %	Amount of dividends received (Reais)		Date	Value (reais)
Reasons for the acquisition and maintenance of such participation

Segregation and development of activities in specific company, which operates in joint and complementary manner with Santander Brazil. Notes: (1) Company controlled by Banco Santander (Brasil) S.A. and (2) No registration of shares at the CVM. The market value of the participation is not applicable.

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9.2          Other relevant information

9.2       Provide any further information the issuer deems relevant

Data Processing Centre in Campinas

We completed construction of our technology, research and data processing facility in the city of Campinas, state of São Paulo, which is currently undergoing commissioning tests before its control is transferred to Produban. The first data center of such facility is expected to be delivered on May 15, 2013.

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10.1        General financial and equity conditions

10.1    Officers should comment on:

a.         General financial and equity conditions:

Santander Brazil is the third largest private bank in Brazil, with a market share of 7.9% in assets, according to data of the Central Bank dated September 2012, and the only international bank among the top five banks in Brazil. The operations are located throughout the country and strategically concentrated in the southern and southeastern areas, which represent approximately 72% of GDP.

The information in this document is based on the Consolidated Financial Statements of Santander Brazil prepared in accordance with International Financial Reporting Standards – IFRS, except where indicated.

•                Net profit for 2012 reached BRL 5,459 million, 29.6% down (or BRL 2,297 million) compared to BRL 7,756 million in 2011.

•                Assets of BRL 421,085 million, 5.3% up over twelve months.

•                Loans to clients of BRL 210,741 million, 8.5% up over twelve months.

•                Savings deposits totaled BRL 26,857 million, an increase of 15.3% in twelve months.

•                Adjusted average equity totaled BRL 52,979 million (excluding goodwill of BRL 27,218 million).

•                Basel Ratio (excluding the effect of goodwill, as determined by the international rule) in 2012 reached 17.7%, 2.5 percentage points down in twelve months. Considering the goodwill, Basel Ratio reached 20.8%, 4.0 pp down in the year.

•                The base of account holders (active and inactive accounts, at the discretion of the Central Bank) totaled 20.8 million.

•                Santander Brazil has a solid distribution platform which, in December 2012, totaled 2407 branches, 1381 service outlets, and 17793 ATMs.

Return on average net equity adjusted at goodwill was 16.2%, down 0.7 percentage points in twelve months.

Overheads (administrative + personnel) totaled BRL 13,204 million accumulated in 2012, up 6.7% in twelve months. Administrative expenses totaled BRL 6,077 million accumulated in 2012, up 6.1% in twelve months, and personnel expenses totaled BRL 7,127 million in 2011, up 7.3% on the same period of comparison.

The credit portfolio in December 2012 totaled BRL 210,741 million, an increase of 8.5% or BRL 16,557 million. In twelve months, the “Individual” segment grew 10.8% and the “Corporate” segment grew 25.6%.

R$ Million	2012	2011	Var (%)	2010
Individual	70,277	63,413	10.8%	50,981
Financing to consumption	29,566	30,459	-2.9%	26,969
Corporation	110,899	100,312	10.6%	82,608
Total	210,741	194,184	8.5%	160,558

Total funding, including funding from clients and investment funds, totaled BRL 333,940 million in December 2012, an increase of 8.1% over the same period in 2011.

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10.1        General financial and equity conditions

Capture (R$ Million)	2012	2011	Var (%)	2010
Cash deposits	13,585	13,561	0.2%	16,131
Savings deposits	26,857	23,293	15.3%	30,304
Term Deposits	84,586	83,942	0.8%	68,916
Debentures / LCI/LCA [1]	48,657	39,787	22.3%	37,892
Financial Bills	25,320	19,925	27.1%	6,639
Prospect of clients	199,005	180,508	10.2%	159,882
Funds	134,935	128,397	5.1%	121,604
Total	333,940	308,905	8.1%	281,486
1. Operations committed with debentures. Real Estate Credit Bills and Letter of Agricultural Credit.

1.             Repurchase agreements backed by debentures, Real Estate Credit Bills and Agribusiness Credit Bills.

The strategy of Santander Brazil is supported on the following objectives:

✓ Be the best bank in service quality, supported on operational efficiency of technology platforms;

✓ Improve service to customers through the quality of services rendered and infrastructure;

✓ Intensify the relationship with all customer segments, becoming the first bank of customers;

✓ Expand business in key segments for the Bank, such as SMEs, issuer cards, buyer business, mortgage, car credit, and insurance;

✓ Take every opportunity to offer products and services in different segments;

✓ Continue building and strengthening the Santander brand in Brazil, becoming one of the TOP 3 financial brands;

✓ Maintain its prudent risk management.

Santander Brazil shares the best global practices of Santander Spain Group, thereby differentiating our business model, whose bases are oriented on 5 main areas: 1) customer orientation; 2) global brand; 3) cost efficiency; 4) conservative risk management; and 5) Equity Solidity.

With a Basel Ratio of 20.8%, Santander Brazil is the most capitalized bank among the big retail banks, has widely comfortable levels of liquidity and coverage, and has independent funding and capital in relation to its controlling shareholder. For these and other reasons, it was considered by Bloomberg Markets Magazine as the 11th strongest bank in the world and the 1st among Brazilian banks.

Within the strategy of becoming the best and most efficient bank in Brazil, several improvements were implemented, including:

•      Optimization of credit analysis, creating more flexibility and autonomy in the service network;

•      Simplification of documentation processes, increasing the response speed for real estate credit;

•      Broadening the access channels to Santander Mobile.

All these actions are in line with the mission announced by the Bank: “Having the preference of our customers by being a simple and safe, efficient and profitable bank, which constantly seeks to improve the quality of everything we do, and with a team that likes to work together to achieve recognition and confidence of everyone”. Some results are positive by now. Santander Brazil has significantly improved its position in the ranking of claims of the Central Bank, leaving the 2nd position in December 2011 to 5th in December 2012.

Another fact worth mentioning is the recognition of the role of Santander Brazil in sustainability. A strategy based on three pillars: Social and Financial Inclusion, Education, and Social and Environmental Business and Management, was recognized by the market. In September, Santander Brazil was elected as the greenest company in category "Financial Institution", and was among the 20 companies with the best environmental practices of Green Company Award by Época, sponsored by Editora Globo.

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10.1        General financial and equity conditions

And in October, Santander Brazil was elected the greenest company in the world by U.S. magazine Newsweek, in the fourth edition of the Green Rankings 2012: Global Companies.

b.         Capital structure and possibility of redemption of shares or stocks, indicating:

(i)         events of redemption

(ii)        redemption amount calculation formula

Net Equity

Special Shareholders Meeting dated April 27, 2010 approved a capital increase by BRL 22,130 without issuing new shares, through the incorporation of capital reserves, which approval occurred on June 24, 2010 by the Central Bank.

In thousands of reais	2012	2011	2010

Capital stock	62,634,585	62,634,585	62,634,585
Reserves	14,572,052	9,950,144	6,094,885
Treasury shares	(170,562)	(112,768)	-
Profit for the financial year attributable to parent	5,448,660	7,747,925	7,382,093
Less: dividends and compensation	(2,670,000)	(3,175,000)	(3,540,000)
Adjustment to market value	1,502,116	968,146	783,755
Interest of subsidiaries	249,260	18,960	8,076
Total Equity	81,566,111	78,031,992	73.363394

In thousands of reais	2012	2011	2010
Capital Structure
Total Liabilities	339,518,852	321,854,090	301,299,289
Total equity	81,566,111	78,031,992	73,363,394
Total Liabilities and Shareholders' Equity	421,084,963	399,886,082	374,662,683

(1)       The primary funding source of Santander Brazil is deposits, for being primarily a commercial bank. Such deposits, combined with capital and other similar instruments, allow Santander Brazil covering most of liquidity requirements. The control and management functions involve planning of funding requirements, structuring of funding sources to achieve adequate diversification in terms of maturities, instruments and markets, and establishing contingency plans (described in greater detail in Item 10.1.f.).

Regulatory Capital – Basel Ratio

In accordance Santander Spain Group’s capital management global policies, each unit must be self-sufficient in capital. Thus, Santander Brazil makes use primarily of funding from third parties, regardless of any other entities of Santander Spain Group.

Financial institutions are required to maintain Reference Equity consistent with the risks of their activities, exceeding the minimum of 11% of the Required Equity. As of July 2008, new rules entered into force on regulatory capital measurement by Standardized Approach of Basel II, with new methods of measurement, analysis and management of credit risks and operational risks. Such ratio must be calculated on a consolidated basis, as shown below:

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10.1        General financial and equity conditions

Reference Equity Level I Adjusted	65,213,301	64,759,590	64,428,741
Reference Equity Layer II	5,069,813	6,642,092	7,433,493
Reference Assets Adjusted (Levels I and II)	70,283,114	71,401,682	71,862,234
Required Reference Assets	37,131,442	31,701,580	27,799,273
Installment of Credit Risk Adjusted (3)	32,409,974	28,761,446	25,630,512
Installment of Market (4)	2,951,238	1,219,396	706,803
Installment of Operational Risk	1,770,230	1,720,738	1,461,958
Index of Basel II (2)	20.8%	24.8%	28.4%

(1)       Values calculated on the basis of consolidated information from financial institutions (Financial Conglomerate).

(2)       For the portfolio of Individuals, Circular 3515 dated 12/03/2010 introduced a risk weight of 150% for loans over 24 months, allowing some exceptions, given the type of operation, time and related guarantees. However, on 11/11/2011, the Central Bank revoked Circular 3515 and issued Circular 3563, which requires the application of the 150% weight on car credit operations, reduces the risk weighting for payroll loans obtained until July 2011, from 150% to 75% or 100%, and increases the risk weighting to 300% for payroll loans and personal loans without specific purpose, with a term longer than 60 months, obtained as of November 14, 2011.

(3)       Includes installments for market risk exposures subject to variations in rates of foreign exchange coupons (PJUR2), price indexes (PJUR3), and interest rate (PJUR1/PJUR4), price of commodities (PCOM), price of shares classified in the trading portfolio (PACS), and installments for gold exposure, foreign currency and transactions subject to foreign exchange (PCAM).

(4)       Excluding the effect of goodwill relating to the merger of Banco Real and AAB Dois Par, Basel II ratio is 17.7% (2011: 20.2%).

Capital Adequacy and Leverage

The Central Bank supervises the Brazilian banking system in accordance with the guidelines of Basel Committee and other applicable regulations, including Basel Accord II, which is currently being implemented according to Communications 12746 dated December 9, 2004, 16137 dated September 27, 2007, and 19028 dated October 29, 2009. Banks provide the Central Bank with the information necessary for it to perform its supervisory duties, which include supervising the solvency handling or capital adequacy of banks.

The most important principle of Basel Accord implemented in Brazil is that the resources of a bank need to cover their major risks, including credit risk, market risk and operational risk.

On December 16, 2010, Basel Committee on Banking Supervision issued its new Basel III structure. Basel III structure includes higher minimum capital requirements and new conservation and counter-cyclical regulations, reviewed risk-based capital measurements, and the introduction of a new leverage ratio and two liquidity standards. On January 7, 2013, changes in the liquidity coverage ratio as minimum standards were issued by Basel Committee, to ensure that banks have enough net assets. These changes include: (i) review the definition of high quality net assets and net cash outflow; (ii) a schedule for gradual implementation of the standard; (iii) a reaffirmation of the usability of the stock of net assets in times of stress; and (iv) an agreement for Basel Committee to perform further work on the interaction between the liquidity coverage ratio and the provision of resources from the Central Bank. The new standards will be implemented gradually and, as with any other Basel directives, they will not be implemented automatically. Instead, each country must adopt them through legislation or regulation to be imposed on domestic banks in that country.

On February 17, 2011, the Central Bank issued Communication 20615 containing preliminary guidelines and the schedule for implementation of Basel III in Brazil. The intention is that higher minimum capital requirements, new conservation and countercyclical regulations, reviewed risk-based capital measurements, and the introduction of a new leverage ratio and two liquidity standards are implemented in Brazil in accordance with the international schedule.

10.1        General financial and equity conditions

Basel III complements existing standards, creating new parameters to absorb a higher risk at the system level for the banking system, as a result of a buildup of excess credit growth in the jurisdiction. Basel ratio would rise from current

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11.0% to maximum 13.0%. The total ratio is calculated by the sum of three parts: Reference Equity, Conservation Capital (to help absorb losses), and Countercyclical Capital (to deal with risks of macroeconomic environment).

Reference Equity remains composed of two levels. Tier 1 capital will have a floor of 6.0% divided into two parts: Common Capital (corporate capital and profit reserves) of at least 4.5% and Additional Capital (hybrid debt and capital instruments authorized by the Central Bank). The current hybrid instruments and subordinated debt approved by the Central Bank as additional capital or Tier 2 capital should be kept, if they also meet Basel III requirements, including provisions for mandatory conversion into capital, or write-off rules, according to guidelines of Basel Committee. In the event that such instruments are not in compliance with Basel III rules, there will be an estimated annual deduction of 10.0% on the nominal value of such instruments, as of January 1, 2013.

Basel III standards also provide new metrics for the analysis of banks. The leverage ratio prevents banks from entering into transactions above a ratio calculated by dividing Tier 1 capital by the total exposure of the bank. The ceiling for such leverage ratio will be 3.0% of risk-weighted assets in the year 2018. The long and short term liquidity ratios shall monitor the cash funds of banks (e.g.: obligation to maintain net assets for stress scenarios of the financial system for 30 days and solid and stable capital financing).

The following table provides an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected in relation to Basel III, as is indicated by the Central Bank in accordance with the Communication 20615:

Parameters	1 Jan 2013	1 Jan 2014	1 Jan 2015	1 Jan 2016	1 Jan 2017	1 Jan 2018	As of 1 Jan 2019
Main Capital	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Level 1	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%

Reference Equity	11.0%	11.0%	11.0%	9.9%	9.3%	8.6%	8.0%
Conservation capital	-	-	-	0.6%	1.3%	1.9%	2.5%
Capital of cyclical account	-	Until 0.6%	Until 1.3%	Until 1.9%	Until 2.5%	Until 2.5%	Until 2.5%

Basel III was recently implemented in Brazil through the promulgation of various rules and regulations issued by the authorities in charge, as further described below.

Under Provisional Ordinance 608, issued by the President of the Republic on February 28, 2013, the Federal Government determined that financial institutions and other institutions authorized to operate by the Central Bank can identify presumed credits based on the provisions for loan losses in each calendar year, where such credits arise from temporary differences from provisions for loan losses existing in the previous calendar year, and from the balance of tax losses accrued in the previous calendar year.

According to Provisional Ordinance 608, new standards have also been issued in respect of bank notes to adapt them to the structure of Basel III, as well as the possibility for the Central Bank to limit payment of dividends by financial institutions, if they disregard prudential requirements defined by CMN.

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10.1        General financial and equity conditions

CMN published Resolutions 4192, 4193, 4194 and 4195, all dated March 1, 2013, detailing the new rules to determine the regulatory capital of financial institutions and certain minimum capital requirements. A set of fifteen new circular letters issued by the Central Bank supplements such rules, and outline the procedures for determining the risk-weighted assets (RWA). Some of the new rules established by the Brazilian regulatory authorities include the following:

(I)         A new methodology to determine the regulatory capital, with the adoption of regulatory capital minimum requirements, Tier 1 and Main Capital, and the inclusion of Additional Main Capital. The Additional Main Capital responds to conservation (fixed) and countercyclical (variables) buffers established in accordance with the standards of Basel III, which represent the accrual of additional capital reserves to be used in times of stress. After a transition period, the Central Bank will determine the exact percentage of Additional Main Capital in a range from 2.5% to 5.0% of RWA.

(II)        Eligibility rules for Tier 1 and Tier 2, including standards on mandatory conversion (delivery of equity securities in payment) and write-off rules.

(III)       New restrictions concerning the acceptance of financial instruments that can not effectively absorb losses and the deduction of assets, which can affect the capital value due to their low liquidity, dependence on future profits or difficulty of measuring their value; and

(IV)      Independent requirements that must be continuously observed by financial institutions, including: (a) 4.5% of Main Capital, composed mainly of stocks, shares, reserves and income earned; (b) 6.0% of Tier I Capital, which is comprised of Main Capital and other instruments able to absorb losses with financial institutions; and (c) 8.0% of Total Regulatory Capital, which is composed of Tier I Capital and other subordinate instruments able to absorb losses at the shutdown of the institution.

The implementation of the new capital structure in Brazil begins on October 1, 2013 and will follow the international schedule agreed until completion of the process, on January 1, 2022. Changes regarding identification of capital for credit risk not resulting in additional capital and which can be easily implemented by institutions will become valid upon the issuance of new standards. The repeal of some of the regulations will come into force on October 13, 2013.

Provisional Ordinance 472, enacted on December 15, 2009 and converted into Law 12249 on June 11, 2010, established the concept of bank note, which was a new financing alternative for financial institutions that may be characterized as subordinated debt or a hybrid capital instrument for purposes of capital adequacy standards. CMN Resolution 3836 dated February 25, 2010 established the minimum term of 24 months and minimum denomination of BRL 300,000. However, on August 23, 2012, the Central Bank enacted Resolution 4123 (“Resolution 4123”), which revoked Resolutions 3836 and 3933, dated December 16, 2010, and amended and consolidated the standards applicable to bank notes, the be issued by certain types of Brazilian financial institutions. Under Resolution 4123, the minimum unit par value of bank notes without subordination clause has been reduced from BRL 300,000 to BRL 150,000. The limit of BRL 300,000 was maintained with regard to bank notes with subordinate clauses. Among other provisions, the new Resolution determines that the bank notes with maturities longer than 48 months and not remunerated by interbank deposit rate may be resold or repurchased prior to maturity, if certain conditions are met. CVM Instruction 488, enacted on December 16, 2010, established the procedures of public distribution of bank notes through a program with several series that may be issued periodically. Provisional Ordinance 608, enacted on February 28, 2013, introduced new rules regarding bank notes to adapt them to the structure of Basel III. The following main features were added to the bank notes:

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10.1        General financial and equity conditions

•                Possibility of issuing bank notes convertible into equity securities. The conversion can not be requested by the investor or the issuer (financial institution) and is subject to the rules listed below. The issue of bank notes convertible into equity securities is subject to the preemptive rights of shareholders, except in the case of public offering and other exceptions set forth in the regulations;

•                In the event that the bank notes are part of the regulatory capital of the financial institution, the suspension of the payment of interest in case of noncompliance with prudential standards for capital. Furthermore, according to the rules of Basel III, and to preserve the smooth functioning of the financial system, the Central Bank may determine the conversion into equity securities, or debt extinguishment (write-off), and these decisions should not be considered as events of default; and

The bank notes can include as events of accelerated maturity an event of default in the payment of the remuneration of the note or the dissolution of the financial institution.

Other Information

Santander Brazil, in order to properly manage their capital and anticipate future needs of the various phases of the business cycle, performs projections of economic and regulatory capital, based on the financial projections (balance sheet, income statement, etc.) and macroeconomic scenarios forecast by the economic research area.

In operations of sale or transfer of financial assets, the conditions and characteristics of the operations are analyzed for appropriate assessment and classification of risk management and benefits retention.

Further details of the management structure of credit risks are described in the public report, available at www.santander.com.br/ri.

c.         Ability to pay in relation to financial commitments:

The Executive Board believes that the Company has financial and equity conditions sufficiently suitable for the payments of their commitments.

The management of the payment ability of the Company is made dynamically by implementing limits and control models, approved and monitored by the Finance Committee, which operates in accordance with the guidelines and procedures established by Santander Spain Group and the Central Bank. The control and management of payments ability are made through the analysis of positions of cash flow, structural liquidity and simulations of potential losses of funds in stress scenarios. It also devised a plan for funding requirements that takes into consideration the best structuring of funding sources to achieve diversification in terms of salaries, instruments and markets, in addition to contingency plans. These controls, added to maintaining a margin of minimum liquidity, assure sufficient resources to meet customer deposits and other liabilities, lending and financing to customers, meeting its own needs for working capital and investment, and coping with possible risks related to liquidity crises.

Santander Brazil actively manages the risks inherent to the activity of the commercial bank, such as structural risks of interest rates, liquidity and exchange rates. The goal of financial management is to make the net interest income from trading activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management also assesses the structural interest rate risks derived from differences between the maturity dates, and review of assets and liabilities in each currency that Santander Brazil operates.

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10.1        General financial and equity conditions

The following table shows the gaps between pricing dates of financial assets and liabilities with different maturity dates, as of December 31, 2012 (liquidity position):

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10.1        General financial and equity conditions

In thousands of reais	Cash	Up to 3 months	3 to 12 months	1 to 3 months	3 to 5 years	After 5 years	2012 Total	2011	2010
Assets:
Cash and reserves with the Central Bank	38,198,101	10,205,643	7,131,496	-	-	-	55,535,240	65,938,003	56,800,151
Debt instruments	-	5,607,527	6,430,543	19,424,651	36,226,923	2,395,434	70,085,078	68,891,257	62,256,227
Equity instruments	2,631,705	-	-	-	-	-	2,631,705	2,130,575	22,435,327
Loans and other securities with credit institutions	10,578,691	7,475,012	3,585,485	1,260,606	-	7,018,403	29,918,197	19,689,674	22,998,216
Loans and advances to clients, gross	9,532,378	57,727,291	55,012,123	51,713,899	12,465,248	24,289,730	210,740,669	194,184,437	160,558,323
Total	60,940,875	81,015,473	72,159,647	72,399,156	48,692,171	33,703,567	368,910,889	350,833,946	325,048,244
Liabilities:
Financial liabilities at amortized cost:
Deposit from the Brazilian Central Bank and credit institutions	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	51,527,021	42,391,572
Deposits from clients	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	174,473,891	167,949,201
Obligations for bonds and securities	-	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	38,590,423	20,086,645
Subordinated debts	-	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	10,908,344	9,695,105
Other financial liabilities	254,666	16,795,033	61,924	264,858	-	-	17,376,481	15,952,007	13,218,248
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	291,451,687	253,340,371
Difference (assets and liabilities)	19,156,788	(1,750,388)	14,234,625	(14,913,214)	19,097,000	26,109,872	61,934,683	59,382,259	71,707,473

                                               (*) Not including derivative financial instruments.

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The following table show the assets and liabilities by national and foreign currency, on December 31, 2012, 2011, and 2010 (currency position):

In thousands of reais	National Currency	Foreign Currency	2012 Total	2011	2010
Assets:
Cash and reserves with the Central Bank	55,425,928	109,312	55,535,240	65,938,003	56,800,151
Debt instruments	870,531	69,214,545	70,085,076	68,891,257	62,256,227
Equity instruments	2,414,328	217,377	2,631,705	2,130,575	22,435,327
Loans and other securities with credit institutions	21,803,005	8,190,398	29,993,403	19,751,341	22,998,216
Loans and advances to clients, gross	178,588,303	18,185,994	196,774,297	194,184,437	160,558,323
Total	259,102,095	95,917,626	355,019,721	350,895,613	325,048,244
Liabilities:
Financial liabilities at amortized cost:
Deposit from the Central Bank and credit institutions	19,385,341	15,688,285	35,073,626.	51,527,021	42,391,572
Deposits from clients	186,303,144	2,291,786	188,594,930	174,473,891	167,949,201
Obligations for bonds and securities	39,267,849	14,744,169	54,012,018	38,590,423	20,086,645
Subordinated debts	11,919,151	-	11,919,151	10,908,344	9,695,105
Other financial liabilities	16,700,357	676,124	17,376,481	15,952,008	13,218,248
Total	273,575,842	33,400,364	306,976,206	291,451,687	253,340,771
Difference (assets and liabilities)	(14,473,747)	62,517,262	48,043,515	59,443,927	71,707,473

                                               (*)Not including derivative financial instruments.

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                                               Information related to sensitivity analysis of trading and banking portfolios generated by corporate systems of risk management is available in subsections 10.2 (b) and (c).

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d. funding sources for working capital and for investment in non-current assets, as used:

Described in subsection 10.1 (g).

e. funding sources for working capital and for investments in non-current assets aimed to be used for covering liquidity shortages.

Described in subsection 10.1 (f).

f. indebtedness levels and their features, further describing:

(i) relevant loan and credit facility agreements;

(ii) other long-term relations with financial institutions;

(iii)       Subordination levels as between such debts:

(iv)      Any restrictions imposed on Santander Brazil, especially in relation to indebtedness thresholds, commitment to new debts, dividends distribution, sale of assets, issue of new securities, and transfer of shareholding control:

The main sources of funds from Santander Brazil are local deposits as cash deposits, savings deposits, and time deposits, in line with other Brazilian banks, and money market funding - securities issued by it and bonds of the Federal Government under repurchase agreements (“repurchase agreements”).

Santander Brazil also has deposits with credit institutions related to export and import prepayment credit facilities, raised from foreign bankers, for use in foreign exchange transactions, relating to discounting of export bills and exports and imports prepayments, and obligations for transfers of the country – official institutions in accordance with the operating policies of BNDES.

Santander Brazil has issuances of debt bonds in the local market through (i) letters of credit for agribusiness, freely negotiable letters of credit representing an unconditional promise of payment in cash, issued exclusively by financial institutions and related to credit rights originated from transactions conducted between farmers and their cooperatives and representatives of agribusiness production chain; (ii) letters of credit for real estate, relating to credit rights arising from real estate transactions; and (iii) bank notes, and long-term, nominative, transferable and freely negotiable credit bonds.

External issuances of securities denominated in foreign currency include bonds and other securities (Eurobonds and Structured Notes) and securitization bonds – securitization transactions involving the sale of rights, titles and interests in some of our payment rights to certain money orders denominated in foreign currency (the sale of such rights of diversified payments is made to a specific purpose company, which finances its purchases through the issuance of bonds).

Santander Brazil uses subordinated debt bonds in its funding structure, represented by securities issued according to the Central Bank rules, which are used as Reference Equity (Tier 2) for calculating the operating limits, including Subordinated Certificates of Deposit, certificates of deposit issued by Santander Brazil in local market on various issuances, the interest rates adjusted by CDI or IPCA.

The structures of the obligations on December 31, 2012, 2011 and 2010, of Santander Brazil, are described below:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

In thousands of reais	2012	2011	2010
Deposit from the Central Bank and Credit Institutions	35,073,626	51,527,021	42,391,572
Cash Deposit (1)	47,763	13,567	344,072
Term Deposit (2)	26,077,164	27,022,696	28,867,406
Committed transactions	8,948,699	24,370,758	13,180,094
Deposits from clients	188,594,930	174,473,891	167,949,201
Current Accounts (1)	13,585,488	13,561,003	16,131,836
Savings accounts	26,856,910	23,293,434	30,303,463
Term Deposit	84,586,047	83,941,820	68,916,301
Committed transactions	63,566,485	53,677,634	52,597,601
Obligations for bonds and securities	54,012,018	38,590,423	20,086,645
Real Estate Credit Bills - LCI (3)	11,236.	8,550,108	7,614,891
Eurobonds and other bonds	13,049,920	6,539,765	3,351,137
Financial Bills (4)	25,320,186	19,926,031	6,638,936
Securitization Bonds - MT100 (5)	2,236,089	2,152,543	1,577,181
Letters of Agribusiness Credit - LCA	2,008,472	1,341,232	904,500
Debentures (6)	160,508	80,744	-
Subordinated debts	11,919,151	10,908,344	9,695,105
Other financial liabilities	17,376,481	15,952,008	13,218,248
Total	306,976,206	291,451,687	253,340,771

(1)           Accounts not remunerated.

(2)           Includes operations with credit institutions arising from export and import prepayment facilities, transfers by the country (BNDES and Finame), and other credit facilities abroad.

(3)           LCIs are fixed-income securities backed by mortgages and secured by pledge or lien on real property. On December 31… 2012. with maturity from 2012 to 2016

(4)           The main characteristics of bank notes are minimum term of two years, minimum nominal value of BRL 300, and permitted early redemption of only 5% of such amount as issued. On December 1, 2012, with maturity from 2013 to 2018 2012.

(5)           Issuance of securities linked to the right to receipt of future flow of money orders receivable from foreign correspondent banks.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

(6)           Debentures issued by controlled company MS Participações Societárias S.A., in three series (Nov/2011: BRL 82,122; Mar/2012: BRL 47,592; and May…2012: BRL 33.372) with remuneration indexed to CDI + 1.77% p.a. and maturing on November 21, 2012.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

The following table shows the detailed composition of Eurobonds and other securities:

In thousands of reais	Issuance	Maturity	Currency	Interest rates (p.a.)	2012	2011	2010

Eurobonds	March-11	March - 14	R$	Libor + 2.1%	2,452,473	2,252,536	-
Eurobonds	April and november 10	April - 15	US$	4.5%	1,740,005	1,617,341	1,447,210
Eurobonds	January and June - 11	August - 16	US$	4.3%	1,741,878	1,608,424	-
Eurobonds	November - 05	November - 13	R$	17.1%	333,182	333,182	471,849
Eurobonds	June - 11	December – 14	CHF (2)	3.1%	335,749	300,803	-
Eurobonds	December - 10	December – 11	US$	Zero cupom	-	-	730,948
Eurobonds	February and September - 12	February – 17	US$	4.6%	2,806,547	-	-
Eurobonds	October - 12	January – 13	US$	Zero cupom	630,533	-	-
Eurobonds	December - 12	June – 13	US$	Zero cupom	591,958	-	-
Eurobonds	April - 12	April – 16	CHF	3.3%	343,275	-	-
Eurobonds	October - 12	April – 13	US$	Zero cupom	217,196	-	-
Eurobonds	novembro -12	November - 13	US$	Zero cupom	214,794	-	-
Other					1,642,330	427,479	701,130
Total					13,049,920	6,539,765	3,351,137

            (1) Bound to Indexed Linked Credit Event Notes.

                (2) Swiss Franc.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

The composition of “Securitization Notes – MT100” is as follows:

In thousands of reais	Issuance	Maturity	Currency	Interest rates (p.a.)	2012	2011	2010

Series 2004-1 (1)	setembro - 04	September – 11	US$	5.5%	-	-	33,457
Series 2008-1 (1)	May - 08	March – 15	US$	6.2%	212,565	265,203	294,133
Series 2008-2 (1) (2)	August - 08	September – 17	US$	Libor (6 mese) + 0,8%	820,758	753,126	668,916
Series 2009-1 (1) (3)	August - 09	September – 14	US$	Libor (6 months) + 2.1%	69,730	94,494	83,924
Series 2009-2 (1) (4)	August - 09	September – 19	US$	6.3%	103,967	95,435	84,771
Series 2010-1 (1) (5)	December – 10	March – 16	US$	Libor (6 months) + 1.5%	513,993	471,594	411,980
Series 2011-1 (1) (6)	May - 11	March – 18	US$	4.2%	206,758	189,790	-
Series 2011-2 (1) (7)	May - 11	March - 16	US$	Libor (6 months) + 1.4%	308,318	282,901	-
Total					2,236,089	2,152,543	1,577,181

(1)       Charges paid semiannually.

(2)       Principal to be paid in 6 installments as of March 2015 (the period of this series was extended by three years in August 2011).

(3)       Principal to be paid in 6 installments as of March 2012.

(4)       Principal to be paid in 14 semi-annual installments as of March 2013.

(5)       Principal to be paid in 7 semi-annual installments as of March 2013.

(6)       Principal to be paid in 9 monthly installments as of March 2014.

(7)       Principal to be paid in 5 monthly installments as of March 2014.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

The following table shows the detailed composition of subordinated debt:

In thousands of reais	Issuance	Maturity (1)	Amount (millions)	Interest Rate	2012	2011	2010

Subordinated CDB	junho-06	julho-16	R$1.500	105.0% CDI	3,048,617	2,801,102	2,495,990
Subordinated CDB	outubro-06	setembro-16	R$850	104.5% CDI	1,649,313	1,516,018	1,351,627
Subordinated CDB	julho-07	julho-14	R$885	104.5% CDI	1,553,537	1,427,982	1,273,137
Subordinated CDB	April-08	April-13	R$600	100.0% CDI + 1.3%	1,010,620	920,870	814,922
Subordinated CDB	April-08	April-13	R$555	100.0% CDI + 1.0%	929,321	848,876	753,066
Subordinated CDB	julho-06 a outubro -06	julho-16 a julho-18	R$447	104.5% CDI	895,314	822,956	733,718
Subordinated CDB	January-07	janeiro-13	R$300	104.5% CDI	561,379	516,217	460,494
Subordinated CDB	agosto-07	agosto-13	R$300	100.0% CDI + 0.4%	524,743	482,026	430,041
Subordinated CDB	January-07	janeiro-14	R$250	104.5% CDI	469,107	431,194	384,437
Subordinated CDB	May-08 to June-08	maio-13 a maio-18	R$283	CDI (2)	461,792	422,628	374,705
Subordinated CDB	May-08 to June-08	maio-13 a junho-18	R$268	IPCA (3)	494,490	431,919	372,952
Subordinated CDB	novembro-08	novembro-14	R$100	120.5% CDI	161,101	146,183	128,062
Subordinated CDB	fevereiro-08	fevereiro-13	R$85	IPCA + 7,9%	159,817	140,373	121,954
Total					11,919,151	10,908,344	9,695,105

(1)       Subordinated certificates of deposit issued by Santander Brazil with remuneration paid at the end of the period along with the principal.

(2)       Indexed to 109% and 112% of CDI plus interest of 1.2% pa to 1.5% pa

(3)       Indexed to IPCA plus interest of 8.3% pa to 8.7% pa

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

The following table shows the composition of the obligations of Santander Brazil per maturity deadline:

In thousands of reais	Cash	Up to 3 months	3 to 12 months	1 to 3 years	1 to 5 years	After 5 years	2012 Total	2011	2012

Financial liabilities at amortized cost:
Deposit to Central Bank and credit institutions	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	51,527,021	42,391,572
Deposits from clients	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	174,473,892	167,949,201
Obligations for bonds and securities	-	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	38,590,424	20,086,645
Subordinated debts	-	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	10,908,344	9,695,105
Other financial liabilities	254,666	16,795,033	61,924	264,858	-	-	17,376,481	15,952,007	13,218,248
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	291,451,687	253,340,771

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

g. limits of application of financings already obtained:

Santander Brasil does not have limits of application of financings already obtained.

h. material changes per item of the financial statements:

h.1. Result

				Oscillation %
In thousands of BRL	2012	2011	2010	2012x2011	2011x2010

Income from interests and the like	52,660,682	51,736,080	40,909,204	2%	0
Expenses with interests and the like	(20,968,812)	(23,8,34,316)	(16,814,126)	-12%	42%
NET INCOME FROM INTEREST	31,691,870	27,901,764	24,095,078	14%	16%
Result of equity equivalence	73,322	54,216	43,942	35%	23%
Revenue from fees and commissions	9,754,411	8,769,170	7,833,293	11%	12%
[Illegible]	[Illegible]	(1,429,672)	(997,785)	40%	43%
Gains (losses) with financial assets and liabilities (net)	(548,206)	(113,659)	1,458,150	382%	-108%
Financial assets for trading	(1,456,274)	(902,167)	1,159,058	61%	-178%
Other financial instruments at fair value in the result	238,208	57,039	(26,828)	318%	-313%
Other financial instruments not measured at fair value in the result	655,983	705,279	254,162	-7%	177%
Others	13,877	26,190	71,758	-47%	-64%
Exchange variations (net)	378,032	(121,364)	416,900	-411%	-129%
Other operating revenues (expenses)	(624,991)	(379,418)	(347,999)	65%	9%
TOTAL REVENUES	38,817,189	34,774,764	32,553,300	12%	7%
Administrative Expenses	(13,203,648)	(12,372,632)	(11,230,602)	7%	10%
Expenses with personnel	(7,126,786)	(6,643,731)	(5,926,176)	7%	12%
Other administrative expenses	(6,076,862)	(5,728,901)	(5,304,426)	6%	8%
Depreciation and amortization	(1,831,100)	(1,462,034)	(1,237,410)	25%	18%
Tangible assets	(724,990)	(570,132)	(487,626)	27%	17%
Intangible assets	(1,106,110)	(891,902)	(749,784)	24%	19%
Provisions (net)	(2,206,528)	(3,061,463)	(1,974,326)	-28%	55%
Losses with financial assets (net)	(16,475,615)	(9,381,549)	(8,233,810)	76%	14%
Loans and receivables	(16,475,615	(9,381,549)	(8,232,912)	76%	14%
Other financial instruments not measured at fair value in the result	-	-	(898)	0%	-100%
Losses with financial assets (net)	(38,352)	(38,646)	(20,600)	-1%	88%
Other intangible assets	11,280	(17,070)	(813)	-166%	2000%
Other assets	(49,632)	(21,576)	(19,787)	130%	9%
Result in the disposal of assets not classified as non-current assets held	501,006	5,320	(59,186)	9317%	-109%
Result in the disposal e expenses with non-current assets held for sale not	(52,201)	446,776	199,137	-112%	124%
OPERATING PROFIT BEFORE TAXATION	5,510,751	8,910,536	9,996,503	-38%	-11%
Income Tax	(51,473)	(1,154,683)	(2,613,929)	-96%	-56%
NET CONSOLIDATED INCOME FOR THE YEAR	5,459,278	7,755,853	7,382,574	-30%	5%
Lucro atribuível a controladora	5,448,660	7,747,925	7,382,093	-30%	5%
Profit attributable to non-controlled participations	10,618	7,928	481	34%	1548%

For the year ended on December 31, 2012, Santander Brazil reported a net profit of BRL 5.5 billion, down 29.6% compared to the same period in 2011. Losses on financial assets (net) increased by 75.6% or BRL 7,094 million in 2012 versus  2011 as a result of rising defaults in 2012.

The default rate reached 7.6% in December 2012 compared to 6.7% in December 2011.

The total loan portfolio increased by 8.5% reaching BRL 210.7 billion on December 31, 2012, with this growth being driven by individuals and SMEs. Total deposits amounted to BRL 223.7 billion in the fiscal year 2012, meaning a 1.0% reduction compared to the same period in 2011.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

According to the Central Bank criteria, the Basel Ratio of Santander reached 20.8% on December 31, 2012. Premium disregarded, the Basel Ratio was 17.7%.

Oscillation in net profits derived mainly from the following factors:

•          Net Income from Interest ended December 2012 with an increase of 13.6% or BRL 3.8 billion compared to the same period in 2011.  Such increase was the result of credit operations, especially for Individuals  and SMEs.

•          An increase of 5.6% or BRL 414 million, as income from net fees and commissions for the year  2011, mainly due to: (1) an increase in revenues from credit cards and debit cards, which primarily reflects an increase in fees from our acquiring services and also the adoption of a strategy based on innovation and focus on the customer needs, resulting in expanding the cards base and product penetration; and (2) an increase in revenues from banking fees as a result of our growing customer base. The increases were partially offset by a decrease in commissions from financing operations to foreign trade.

•                Income taxes showed a decrease of BRL 1,103 million in the year ended on December 31, 2012 compared to the same period in 2011. For the year ended on December 31, 2012, the US dollar appreciation against Real in the net equity of our branches abroad and the negative results of the hedge, resulted in lower tax expenses of BRL 1,437 million compared to higher tax expenses of BRL 1,646 million in the same period of 2011. Excluding this effect, tax expenses were BRL 1,489 million and BRL 2,801 million respectively for 2012 and 2011, mainly due to higher tax amortization of goodwill (other than Banco Real) and lower interest on capital.

•                Decrease of BRL 855 million in (net) provisions in December 2012 compared with the same period in 2011. Provisions include tax provisions, civil provisions and mainly provisions for contingencies, the result of our efforts and initiatives to normalize the levels of contingency, especially for labor claim contingencies.

These positive factors were offset by:

•                Increase of 6.7% or BRL 831 million in administrative expenses in December 2012 compared with the same period in 2011, primarily due to increased labor costs linked to inflation, and the expansion of our branch network, with the implementation of 52 new branches in 2012.

•                Losses on financial assets (net) increased by 75.6% or BRL 7,094 million in December 2012, compared with the same period in 2011. Following the evolution of the default rate in the Domestic Financial System, especially private banks, which began in 2011 and lasted through 2012, this trend was also observed in Santander Brazil, and the default rate increased from 6.7% in December 2011 to 7.6% in December 2012 (an increase of 89 bps). For Individuals, this increase in the default rate was primarily a result of the increased level of household debt (average of 22% in the period between January and October 2012, according to the Central Bank). For Corporations, this increase in the level of default reflected the slower pace of economic growth and the change in product mix (higher share of the SME segment).

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

h.1.1   Results of Operations for the year ended on December 31, 2012 compared to December 31, 2011, compared to December 31, 2010:

Interest Net Revenue

•           On December 31, 2012, the net interest revenue reached BRL 31,692 million, up 13.6% or BRL 3,790 million compared to the same period in 2011. Revenue from loans increased by BRL 3,137 million or 14.7% during the year due to the growth of the portfolio's average volume by BRL 24,894 million or 14.5%, which was driven by operations with Individuals and SMEs.

•           Total average of financial assets reached BRL 333.2 billion in the year ended on December 31, 2012, an increase of 3.0% or BRL 9.5 billion against BRL 323.7 billion in the year ended on December 31, 2011. The main causes of this growth were: (i) an increase of BRL 24.0 billion in loans and advances to customers, partially offset by a decrease of BRL 15.1 billion in debt instruments. Net income (which means the ratio of net interest income divided by total average of financial assets) was 9.51% in 2012, a decrease of 0.89 percentage points compared with 8.62% in 2011.

•           Total average interest-bearing liabilities was BRL 265.3 billion in the year ended on December 31, 2012, an increase of 8.5% or BRL 20.9 billion compared to BRL 244.4 billion in the year ended on December 31, 2011. This increase was mainly due to the increase of BRL 16.3 billion in bonds for securities and BRL 6.3 billion in customer deposits, partially offset by BRL 3.3 billion in deposits from credit institutions.

•           Finally, the rate of return (which is the difference between gross yield on interest-bearing assets and the average cost of interest-bearing liabilities) for the year ended 2012 was 7.9% or 1.67 percentage points higher than 2011, when the rate was 6.4%.

Equity Bonds Revenue

Revenues from equity bonds for the year ended on December 31, 2012 totaled BRL 94.0 million, almost the same level as the same period in 2011.

Equity Equivalence Result

The equity equivalence result for the year ended on December 31, 2012 was BRL 73.3 million, an increase of BRL 19 million compared to BRL 54.2 million for the year ended on December 31, 2011. This increase reflects the growth in the results of Companhia de Crédito, Financiamento e Investimento RCI Brasil, partially offset by lower results of Companhia de Arrendamento Mercantil RCI Brasil.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

Fees and Commissions Result

•           Income from fees and commissions totaled BRL 7,753 million on December 31, 2012, up 5.6% or BRL 414 million compared to BRL 7,339 million in the same period in 2011. This increase was primarily due to increased commissions on credit cards and debt cards, and bank fees.

•           Revenues from credit cards and debit cards totaled BRL 1,640 million for the year ended on December 31, 2012, representing an increase of 26.3% over the same period in 2011. This increase was primarily due to an increase in tariffs for acquiring services and also the adoption of a strategy based on innovation and focus on customer needs, resulting in the increase of the card base and product penetration. We ended the year with a growth of 22.3% in volume of financial transactions compared to 2011. The credit card base grew by 17.5% and the debit card base grew by 15.4% in 2012 resulting in 33.8 million cards.

•           Revenue from banking fees totaled BRL 2,546 million at December 31, 2012, an increase of 3.3% against the same period in 2011. This increase reflects the increase in the customer base.

The following table shows the breakdown of income from fees and commissions for the year ended on December 31, 2012.

	Twelve months ended December 31
	2012	2011	% Variation	Variation
	(in million R$, except percentage)
Bank fees	2,546	2,465	3.3%	81
Income from Services	581	515	12.8%	66
Sale of Insurance and Capitalization	1,620	1,560	3.8%	60
Investment Funds and Social Security...............................................	1,226	1,204	1.8%	22
Credit card..........................................	1,640	1,298	26.3%	342
Capital Market...................................	404	419	(3.6%)	(15)
Financing Foreign Trade.................	336	400	(16.1%)	(65)
Taxes on Services............................	(353)	(364)	(3.1%)	11
Others.................................................. ..............................................................	(246)	(158)	55.9%	(88)
Total....................................................	7,754	7,339	5.6%	414

Gains (Losses) on (Net) Financial Assets and Liabilities plus (Net) Exchange Oscillations

•    Gains (losses) on (net) financial assets and liabilities plus (net) exchange oscillations for the year ended on December 31, 2012 showed a loss of BRL 170 million, down BRL 65 million against losses of BRL 235 million for the year ended on December 31, 2011. The decrease was mainly due to the appreciation of the dollar against the real and the effect of hedges of investments in foreign branches. The effects of the appreciation of Dollar against Real on net equity of foreign branches, and the results of the hedge, caused losses of BRL 1,437 million compared to losses of BRL 1,646 million in the same period in 2011, offset in the same amounts in tax expenses.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

A hedge position was set, comprised of derivatives, to mitigate the tax and exchange rate variation effects on offshore investments on net profit. Excluding the effect of the hedge on investments in foreign branches, gains (losses) on (net) financial assets and liabilities and exchange differences were gains of BRL 1,267 million for the year ended on December 31, 2012, down BRL 144 million compared to gains of BRL 1,411 million in the same period of 2011. This variation is mainly due to lower results of BRL 164 million in Market Making, lower results of BRL 77 million in derivative transactions with customers, among others, partially offset by gains of BRL 141 million in trading positions.

Other Operating Income/Expense

•           Other operating income/expense on December 31, 2012 was an expense of BRL 625 million, an increase of BRL 246 million versus the same period in 2011 (expense of BRL 379 million). This variation can be explained mainly by the sale of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A. to Zurich in 2011.

•           Other operating income (expense) for the year ended on December 31, 2011 was an expense of BRL 379 million, compared to an expense of BRL 348 million in the year ended on December 31, 2010.

Administrative Expenses

•           Overheads for the year ended on December 31, 2012 was BRL 13,204 million, an increase of BRL 831 million compared to expenses of BRL 12,373 million for the year ended on December 31, 2011, primarily due to increased costs indexed to inflation, and the expansion of the branch network, with the addition of 52 new branches in 2012 and 154 new branches in 2011.

•           Compensation, benefits, charges increased BRL 474 million in 2012, primarily due to the impact of the bargaining agreement by the class union. This agreement requires certain adjustments in fixed and variable compensation indexed to the official consumer price inflation (IPCA).

•           The following table shows the breakdown of personnel expenses:

In thousands of reais	2012	2011	2010
Direct compensation	4,318,499	4,191,813	3,731,340
Charges	1,190,899	1,091,585	993,971
Benefits	984,755	865,517	791,361
Pension Funds of defined benefit (note 22.b )	42,796	19,460	16,212
Contributions to pension funds of defined contribution	65,062	55,425	49,641
Compensation based on shares	129,441	95,689	90,461
Training	140,704	115,725	92,974
Other personnel expenses	254,626	208,517	160,216
Total	7,126,786	6,643,731	5,926,176

•           Other administrative expenses increased BRL 348 million compared to 2011 (BRL 5,729 million), totaling BRL 6,077 million in the year ended on December 31, 2012. This increase was due to the specialized technical services, data processing, new outlets and growing customer base, which led to increased expenditures with infrastructure and services.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

•           The efficiency ratio, which is calculated by dividing total administrative expenses and total revenues, reached 34.0% at December 31, 2012, compared to the value of 35.6% for the same period in 2011.

•           Inflation adversely affects our personnel expenses, which are directly or indirectly linked to inflation rates, generally IPCA and IGP-M. For example, considering the amount for 2012, each percentage point change in inflation could impact personnel expenses and other administrative expenses by approximately BRL 71 million and BRL 59 million respectively. We seek to mitigate the costs associated with inflation through methods of governance focused on efficiency planning, contracts renegotiation, and expenditures monitoring committees that are responsible for allocating resources.

•           The following table shows the breakdown of personnel expenses:

In thousands of reais	2012	2011	2010
Buildings, Facilities and materials	1,171,071	1,087,222	965,633
Technology and systems	1,074,557	1,006,015	888,922
Advertising	499,056	493,630	421,643
Communications	573,540	566,083	554,713
Cost Assistance and travel expenses	174,667	174,166	150,875
Taxes except income tax	65,374	58,633	88,833
Surveillance and values transportation services	563,886	521,462	513,325
Insurance Premiums	12,003	10,234	8,811
Specialized technical services	1,720,080	1,563,545	1,504,306
Technical Reports	377,435	363,525	380,866
Other technical and specialized services	1,342,645	1,200,020	1,123,440
Other administrative expenses	222,628	247,911	207,365
Total	6,076,862	5,728,901	5,304,426

Depreciation and Amortization

•           Depreciation and Amortization on December 31, 2012 amounted to BRL 1,831 million, an increase of BRL 369 million compared to BRL 1,462 million in the same period in 2011. This variation can be explained by the amortization of our technological systems and the expansion of our branch network.

Net Provisions

•           Provisions include tax provisions, civil provisions and, mainly, provisions for contingencies for labor claims. Net Provisions totaled BRL 2,207 million at December 31, 2012, a decrease of BRL 855 million compared to BRL 3,061 million in the same period in 2011. This reduction can be explained mainly by lower provisions for contingencies due to our efforts and initiatives to normalize the level of contingencies, especially contingencies for labor claims.

(Net) Losses on Financial Assets

•           Our expanded credit portfolio increased by BRL 22,050 million for the year ended on December 31, 2012, or 10.2% compared to the year ended on December 31, 2011, while the balance of defaulting loans has increased by 22.8% or BRL 2,984 million. The ratio between defaulting assets and calculable credit risk increased 69 bps in 2012. Losses on financial assets reached BRL 16,476 million at December 31, 2012, an increase of 75.6% (BRL 7,094 million) against the same period in 2011.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

•           Our expanded credit portfolio increased by BRL 33,635 million for the year ended on December 31, 2011 or 18.4%, compared to the year ended on December 31, 2010, while the balance of defaulting loans has increased by 39.8% or BRL 3,724 million. The default rate increased by 91 basic points. Expenses net of accrual for loan losses, adjusted by BRL 550 million as leasing operations (due to a reclassification related to the unification of the accounting procedures of leasing operations performed during systems integration), increased 6.8% or BRL 598 million, from BRL 8,783 million at December 31, 2010 to BRL 9,382 million in 2011.

•           The following table shows the expanded loan portfolio, the balance of defaulting loans, and the accrual for doubtful accounts, the default ratio and the coverage ratio at 31 December 2012, 2011 and 2010.

In thousands of reais	2012	2011	2010
Credit Risk calculable (1)	238,806,714	216,756,389	183,121,435
Delinquent Assets	16,057,134	13,072,693	9,348,648
Provision for non-recoverable assets	14,041,578	11,179,835	9,191,762
Indexes
Delinquent assets X credit risk calculable	6.72	6.03%	5.10%
Index of coverage (2)	87.45%	85.52%	98.30%

(1)       Computable credit risk is the sum of the face values of loans and credit facilities (including defaulting assets, but excluding country risk loans), guarantees and documentary credits.

(2)       Accruals for credit losses as a percentage of defaulting assets.

•    (Net) losses on other assets

(Net) losses on other assets at December 31, 2012 were BRL 38 million (negative), representing a decrease of BRL 1 million, compared with the value of losses of BRL 39 million recorded on 31 December 2011, mainly due to lower provisions related to non-current assets.

Net Losses on Other Assets for the year ended on December 31, 2011 totaled BRL 39 million, which represents an increase of BRL 18 million, compared with the value of losses of BRL 21 million recorded at December 31, 2010, mainly due to lower provisions related to non-current assets.

•    Other non-financial gains/losses

Other non-financial gains/losses had gains of BRL 449 million during the year ended on December 31, 2012, a decrease of BRL 3 million on gains of BRL 452 million for the year ended on December 31, 2011. This increase was primarily due to gains related to the sale of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A. to Zurich, which resulted in BRL 424 million. The growth is also a function of a non-operating gain of BRL 107 million in March 2010 caused by the sale of a fixed asset.

Other non-financial gains/losses had gains of BRL 452 million during the year ended on December 31, 2011, an increase of BRL 312 million on gains of BRL 140 million for the year ended on December 31, 2010. This increase was primarily due to gains related to the sale of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A. to Zurich, which resulted in BRL 424 million.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

 The growth is also a function of a non-operating gain of BRL 107 million in March 2010 caused by the sale of a fixed asset.

•    Income Tax

The income tax expenses include: income tax, social contribution, PIS and COFINS (social contributions payable on some net income of certain expenses). The income tax expenses totaled BRL 51 million in the year ended on December 31, 2012, a decrease of BRL 1,103 million compared to BRL 1,155 million in the same period of 2011. For the year ended on December 31, 2011, the appreciation of Dollar against Real in the net equity of the Cayman branch, and the negative results of the hedge, resulted in lower tax expenses of BRL 1,646 million compared to higher tax expenses of BRL 272 million in same period in 2010. Excluding this effect, tax expenses were BRL 2,801 million and BRL 2,342 million respectively for 2011 and 2010, primarily due to lower amortization of goodwill (other than Banco Real) and lower interest on capital.

The income tax expenses totaled BRL 1,155 million in the year ended on December 31, 2011, a decrease of BRL 1,459 million compared to BRL 2,614 million in the same period of 2010. For the year ended on December 31, 2011, the appreciation of Dollar against Real in the net equity of the Cayman branch, and the negative results of the hedge, resulted in lower tax expenses of BRL 1,646 million compared to higher tax expenses of BRL 272 million in same period in 2010. Excluding this effect, tax expenses were BRL 2,801 million and BRL 2,342 million respectively for 2011 and 2010, primarily due to lower amortization of goodwill (other than Banco Real) and lower interest on capital.

•    h.2.         Assets and Liabilities

(1)       In the fourth quarter of 2011, the sale of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A. to Zurich was fulfilled, which resulted primarily a reduction in the lines "Other financial assets at fair value through profit – equity bonds" and "Insurance contract liabilities".

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

Variation %
In thousands of reais	2012	2011	2010	2012 x 2011	2011 x 2010
Revenue with interests and the like	52,660,682	51,736,080	40,909,204	2%	26%
Expenses with interests and the like	(20,968,812)	(23,834,316)	(16,814,126)	-12%	42%
NET REVENUES FROM INTERESTS	31,691,870	27,901,764	24,095,078	14%	16%
Revenues from equity instruments	93,736	93,727	51,721	0%	81%
Result of equity equivalence	73,322	54,216	43,942	35%	23%
Revenue from fees and commissions	9,754,411	8,769,170	7,833,293	11%	12%
Expenses of fees and commissions	(2,000,985)	(1,429,672)	(997,785)	40%	43%
Gains (losses) with financial assets and liabilities (net)	(548,206)	(113,659)	1,458,150	382%	-108%
Financial assets for trading	(1,456,274)	(902,167)	1,159,058	61%	-178%
Other financial instruments at fair value in the result	238,208	57,039	(26,828)	318%	-313%
Other financial instruments not measured at fair value in the result	655.983	705,279	254,162	-7%	177%
Others	13,877	26,190	71,758	-47%	-64%
Exchange variations (net)	378,032	(121,364)	416,900	-411%	-129%
Other operating revenues (expenses)	(624,991)	(379,418)	(347,999)	65%	9%
TOTAL REVENUES	38,817,189	34,774,764	32,553,300	12%	7%
Administrative Expenses	(13,203,648)	(12,372,632)	(11,230,602)	7%	10%
Expenses with personnel	(7,126,786)	(6,643,731)	(5,926,176)	7%	12%
Other administrative expenses	(6,076,862)	(5,728,901)	(5,304,426)	6%	8%
Depreciation and amortization	(1,831,100)	(1,462,034)	(1,237,410)	25%	18%
Tangible assets	(724,990)	(570,132)	(487,626)	27%	17%
Intangible assets	(1,106,110)	(891,902)	(749,784)	24%	19%
Provisions (net)	(2,206,528)	(3,061,463)	(1,974,326)	-28%	55%
Losses with financial assets (net)	(16,475,615)	(9,381,549)	(8,233,810)	76%	14%
Loans and receivables	(16,475,615)	(9,381,549)	(8,232,912)	76%	14%
Other financial instruments not measured at fair value in the result	-	-	(898)	0%	-100%
Losses with financial assets (net)	(38,352)	(38,646)	(20,600)	-1%	88%
Other intangible assets	11,280	(17,070)	(813)	-166%	2000%
Other assets	(49,632)	(21,576)	(19,787)	130%	9%
Result in the disposal of assets not classified as non-current assets held	501,006	5,320	(59,186	9317%	-109%
Result in the disposal e expenses with non-current assets held for sale not	(52,201)	446,776	199,137	-112%	124%
OPERATING PROFIT BEFORE TAXATION	5,510,751	8,910,536	9,996,503	-38%	-11%
Income Tax	(51,473)	(1,154,683)	(2,613,929)	-96%	-56%
NET CONSOLIDATED INCOME FOR THE YEAR	5,459,278	7,755,853	7,382,574	-30%	5%
Profit attributable to parent	5,448,660	7,747,925	7,382,093	-30%	5%
Profit attributable to non-controlled participations	10,618	7,928	481	34%	1548%
EARNINGS PER SHARE (in Reais)
Basic earnings per 1000 shares (in Reais - R$)
Common shares	13.08	18.55	17.67	-29%	5%
Preferred Shares	14.39	20.41	19.44	-29%	5%
Earnings diluted per 1000 shares (in Reais - R$)
Common shares	13.07	18.55	17.67	-30%	5%
Preferred Shares	14.38	20.41	19.44	-30%	5%
Net earnings attributed - Basic (in Reais - R$)
Common shares	2,776,780	3,948,342	3,761,914	-30%	5%
Preferred Shares	2,671,880	3,799,583	3,620,179	-30%	5%
Net earnings attributed - Diluted (in Reais - R$)
Common shares	2,776,750	3,948,342	3,761,914	-30%	5%
Preferred Shares	2,671,910	3,799,583	3,620,179	-30%	5%
Weighted average of shares issued (in thousands) Basic
Common shares	212,275,331	212,841,732	212,841,732	0%	0%
Preferred Shares	185,687,312	186,202,385	186,202,385	0%	0%
Weighted average of shares issued (in thousands) Diluted
Common shares	212,395,270	212,841,732	212,841,732	0%	0%
Preferred Shares
Notes and Attachment I are an integral part of these consolidated financial statements

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

The total assets of Santander Brazil on December 31, 2012 reached BRL 421,085 million, an increase of 5.3%.

Net Equity totaled BRL 81,566 million, an increase of 4.5% over the previous year. Total liabilities amounted to BRL 339,519 million, an increase of 5.5% in 12 months.

•    h.2.1       Loan Portfolio

The loan portfolio totaled BRL 210,741 million at December 31, 2012, an increase of 8.5% compared to December 31, 2011. In the Individuals segment, the growth of BRL 6,864 million on December 31, 2012 compared to December 31, 2011 was mainly driven by mortgages, credit cards, and personal loans. The highlight of the SME segment was working capital, and the contribution of the acquiring business, in the sense of providing greater relationship and value-added offer to customers of SMEs segment.

Variation %
In thousands of reais	2012	2011	2010	2012 x 2011	2011 x 2010
Loans and receivables (1)	196,774,297	183,066,268	151,366,561	7.49%	7.49%
Being:
Loans and receivables at amortized cost	210,740,669	194,184,437	160,558,323	8.53%	8.53%
Provision for losses by not recovering (impairment)	(13,966,372)	(11,118,169)	(9,191,762)	25.62%	25.62%
Loans and advances to clients, net	196,774,297	183,066,268	151,366,561	7.49%	7.49%
Loans and advances to clients, gross	210,740,669	194,184,437	160,558,323	8.53%	8.53%

By Sector debtor:
Commercial financial institutions and industrial	103,208,796	94,921,748	78,101,177	8.73%	21.54%
Credit immobilized - construction	7,788,750	6,280,168	5,392,015
Real estate Credit - mortgage	12,318,212	10,017,772	6,698,125	22.96%	49.56%
Loans to individuals	83,243,281	76,458,873	60,250,581	8.87%	26.90%
Leasing	4,181,630	6,505,876	10,116,425	-35.73%	-35.69%
Empréstimos e adiantamento a clientes, brutos	210,740,669	194,184,437	160,558,323	8.53%	20.94%

h.2.1.i Deposits

Liquidity and Funding

Market conditions and prospects, as well as the requirements of the Central Bank to compulsory reserve and stress tests, determine our minimum liquidity levels. We control, manage and assess our liquidity by analyzing the current and expected levels of liquidity, structuring the funding sources to achieve optimal diversification in terms of timing, instruments, currencies, markets, as well as by building contingency plans. The goal is to ensure that we have sufficient liquidity to meet our commitments in the light of market conditions, our institutional needs and market opportunities.

The following table shows the composition of our funding structure:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

Variation %
In thousands of reais	2012	2011	2010	2012 x 2011	2011 x 2010
Central Bank of Brazil Deposits
Credit institutions Deposits	35,073,626	51,527,021	42,391,572	-31.9%	21.6%
Cash Deposits (1)	47,763	133,567	344,072	-64.2%	-61.2%
Term Deposit (2)	26,077,164	27,022,696	28,867,406	-3.5%	-6.4%
Committed transactions	8,948,699	24,370,758	13,180,094	-63.3%	84.9%

Deposits from client	188,594,930	174,473,891	167,949,201	8.1%	3.9%
Current Accounts (1)	13,585,488	13,561,003	16,131,836	0.2%	-15.9%
Savings accounts	26,856,910	23,293,434	30,303,463	15.3%	-23.1%
Term Deposit	84,586,047	83,941,820	68,916,301	0.8%	21.8%
Committed transactions	63,566,485	53,677,634	52,597,601	18.4%	2.1%

Total	223,668,556	226,000,912	210,340,773	-1.0%	7.4%

Customer Deposits

Our customer deposits totaled BRL 188.6 billion at December 31, 2012; BRL 174.5 billion at December 31, 2011; and BRL 167.9 billion at December 31, 2010; representing 65.1%; 63.3%; and 69.9% of our total funding, respectively. The 8.1% increase in 2012 was driven by a 15.3% increase in savings and an 18.3% increase in repurchase agreements.

Customer Cash Deposits

Our customers cash deposits (current accounts and other cash deposits) totaled BRL 13.6 billion at December 31, 2012; BRL 13.6 billion at December 31, 2011; and BRL 16.1 billion at December 31 2010; presenting a growth of 6.1%; 6.0%; and 7.7% respectively.

Savings Deposits

Our savings deposits totaled BRL 26.9 billion at December 31, 2012; BRL 23.3 billion at December 31, 2011; and BRL 30.3 billion at December 31, 2010; an increase of 12.0%; 10.3%; and 14.4% respectively.

Customer Time Deposits

Our customer time deposits totaled BRL 84.6 billion at December 31, 2012; BRL 83.9 billion at December 31, 2011; and BRL 68.9 billion at December 31, 2010; an increase of 37.8%; 37.1%; and 32.8% respectively.

Customer Deposits – Customer Repurchase Agreements

We maintain a portfolio of Brazilian public and private debt bonds, which is used to obtain short-term funds (overnight) with other financial institutions or investment funds, by selling such bonds and simultaneously agreeing to repurchase. Due to the short-term (overnight) nature of such source of funds, these transactions are volatile and generally comprised of Brazilian government bonds and repurchase agreements backed by debentures. Bonds sold under repurchase agreements increased to BRL 63.5 billion at December 31, 2012; BRL 53.7 billion at December 31, 2011; and BRL 52.6 billion at December 31, 2010; representing 28.4%; 23.8%; and 25% of total deposits, respectively.

Deposits from Central Bank and Credit Institutions

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.1        General financial and equity conditions

Our balance of deposits from the Central Bank and credit institutions was BRL 35.1 billion at December 31, 2012; BRL 51.5 billion at December 31, 2011; and BRL 42.4 billion at December 31, 2010; representing 15.7%; 22.8%; and 20.2% of total deposits, respectively. The biggest change in 2012 was in repurchase agreements, which fell 63.3% compared with the previous year.

It also includes borrowings and transfers:

•                Borrowings. We have relationships with banks around the world, providing credit facilities linked to foreign currencies (Dollar and a basket of foreign currencies). We apply these funds mainly in extensions of credit tied to the US dollar and, in particular, to foreign trade.

•                Transfers. We operate in the financing of public institutions, especially BNDES and Finame, for which we act as financial agent. The funding of such sources in Brazil is a method of providing long-term loans at competitive average interest rates for some sectors of the economy. Loans of those funds are allocated by BNDES through banks for specific sectors targeted for economic development. This type of loan is known as "transfer". Under this agreement, we borrow funds from BNDES or Finame (BNDES equipment financing subsidiary) and lend these funds to the specific sector of the economy. These loans are usually granted at rates below the average market rates and have an average maturity of up to five years. As the funds transferred are usually bundled to / financed by borrowing from a Federal Government agency, we do not assume any interest rate risk or maturity mismatch risk. However, we retain the commercial credit risk of the borrower and, therefore, have discretion in credit decisions and application of credit criteria. This type of funding is not affected by reserve requirements. The transfer is usually guaranteed, although this is not required by the terms of the transfer.

•         h.2.1.ii Net Equity

Please refer to subsection 10.1(b) for Net Equity.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.2        Operating and Financial Result

10.2    Officers should comment on:

a.         results of operations, in particular:

i.             description of any major revenue components:

Statement of Income/Loss
(R$ Million)	2012	2011	Var (%)	2010	Var(%)
Net margin with interest	31,692	27,902	13.58%	24,095	15.80%
Net commissions	7,753	7,339	5.65%	6,834	7.39%
Gains (losses) c/assets and liabilities (net) Finance and foreign exchange diff	(170)	-234	-27.28%	1,875	-112.48%
Other revenues	(458)	-232	97.38%	-252	-7.94%
Total Revenue	38,817	34,775	11.62%	32,552	6.83%
General Expenses	-13,204	-12,372	6.72%	-11,230	10.17%
Depreciation and amortization	-1,831	-1,462	25.25%	-1,237	18.19%
Allowance for doubtful receivables[2]	-16,476	-9,422	74.86%	-8,233	14.44%
Provisions net / other [3]	-1,796	-2,609	-31.16%	-1,856	40.57
Operating Profit Before Taxation	5,511	8,910	-38.15%	9,996	-10.86%
Income Tax	-51	-1,155	-95.54%	-2,614	-55.81%
Net profit	5,459	7,755	-29.60%	7,382	5.05%

1.      Includes results of variable income, equity equivalence, other operating income (expenses).

2.      Includes recoveries of loans written-off as losses.

3.      Includes provisions for legal and tax contingencies, impairment losses on other assets, net gains on disposal of assets.

Interest Net Margin

The net financial income of Santander Brazil in the year ended December 31, 2012 was BRL 31,692 million, an increase of 13.6% or BRL 3,790 million compared to BRL 27,902 million for the year ended December 31, 2011. Revenues from loans increased by BRL 3,137 million or 14.9% in twelve months mainly due to an increase by 14.5% or BRL 24,894 million in the average volume of the loan portfolio, particularly in segments “Individual” and “SME”.

Total average of financial assets reached BRL 333.2 billion in the year ended December 31, 2012, an increase of 2.9% or BRL 9.5 billion against BRL 323.7 billion in the year ended December 31, 2011. The main causes of this growth were: (i) an increase of BRL 24.0 billion in loans and advances to customers, partially offset by a decrease of BRL 15.1 billion in debt instruments. Net income (which means the ratio of net interest income divided by total average of financial assets) was 9.51% in 2012, a decrease of 0.89 PP compared to 8.62% in 2011.

Average total of interest-bearing liabilities was BRL 265.3 billion in the year ended December 31, 2012, an increase of 8.6% or BRL 20.9 billion compared to BRL 244.4 billion in the year ended 31 December 2011. This increase was mainly due to the increase of BRL 16.3 billion in bonds and securities and BRL 6.7 billion in customer deposits, partially offset by BRL 3.3 billion in deposits from credit institutions.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.2        Operating and Financial Result

Finally, the rate of return (which is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) for the year ended in 2012 was 7.9% or 1.5 PP higher than in 2011, when the rate was 6.43%.

Net revenues from fees and commissions

Net revenues from fees and commissions totaled BRL 7,753 million in the year ended December 31, 2012, an increase of 5.6% or BRL 414 million compared to BRL 7,339 million in the year ended December 31, 2011. This growth is due primarily to the increase in commissions from credit cards and debit cards, and bank charges.

Revenues from credit cards and debit cards totaled BRL 1,640 million for the year ended December 31, 2012, representing an increase of 26.3% over the same period in 2011. This increase was primarily due to increased charges by our acquisition services and also the adoption of a strategy based on innovation and focus on customer needs, resulting in the increase of the card base and product penetration. We ended the year with a growth of 22.3% in volume of financial transactions compared to 2011. The credit card base grew by 17.5% and the debit card base grew 15.4% in 2012, resulting in a total of 33.8 million cards.

Commissions from banking fees were BRL 2,546 million in the year ended December 31, 2012, an increase of 3.3% compared to the year ended December 31, 2011, representing 32.8% of total commissions in the period. This variation is mainly due to the expansion of the customer base.

The following table reflects the breakdown of net revenues from fees and commissions for the years ended December 31, 2012 and 2011.

	Year ended on 31 December
	2012	2011	% Difference	Difference
	(in million R$, except percentage)
Bank fees	2,546	2,465	3.3%	81
Revenue from services	584	515	12.8%	66
Sale of insurance and capitalization	1,620	1,560	3.8%	60
Investment funds and social security	1,226	1,204	1.8%	22
Credit card	1,640	1,298	26.3%	342
Capital Markets	404	419	(3.6%)	(15)
Financing Foreign Trade	336	400	(16.1%)	(65)
Taxes on Services	(353)	(364)	(3.1%)	11
Other	(246)	(158)	55.9%	(88)
Total	7,753	7,339	5.6%	414

Gains (Losses) on Net Financial Assets and Liabilities and Net Foreign Exchange Differences

Gains (Losses) on net financial assets and liabilities and net foreign exchange differences for the year ended December 31, 2012 were losses of BRL 170 million, a decrease of BRL 65 million compared to losses of BRL 235 million for the year ended 31 December 2011. This variation is mainly due to lower expenses of BRL 132 million in derivative transactions including our results of hedge on foreign investments and higher gains of BRL 141 million in trading positions partially offset by lower gains of BRL 164 million in Market making.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.2        Operating and Financial Result

(ii)        factors that materially affected the operating results:

Administrative Expenses (Office + Staff)

The overhead expenses (office + staff) for the year ended December 31, 2012 was BRL 13,204 million, an increase of BRL 831 million compared to expenses of BRL 12,373 million for the year ended December 31, 2011, mainly due the increased costs indexed to inflation, and the expansion of our branch network, with the addition of 52 new branches in 2012.

Costs of salaries, benefits and social security increased BRL 473 million, mainly as a consequence of the labor union bargaining agreement, which requires certain adjustments related to the official inflation index (IPCA).

The following table shows the personnel costs for each of the periods indicated:

	For the year ended on 31 December
	2012	2011	% Difference	Difference
	(in million R$)
Salaries	4,318	4,192	3.0%	126
Social Security	1,191	1,092	9.1%	99
Benefits	1,114	866	28.7%	248
Training	141	116	21.6%	25
Others	363	379	(4.3%)	(16)
Total	7,127	6,644	7.3%	483

Other administrative expenses increased BRL 348 million, from BRL 5,729 million in the year ended December 31, 2011 to BRL 6,077 million in the year ended December 31, 2012. The increase is mainly due to outsourced technical services, data processing, new outlets, increased customer base, which is reflected in higher spending on infrastructure and services.

Our efficiency ratio, which we calculate as total administrative expenses divided by total revenues, reached 34.0% in the year ended December 31, 2012 and 35.6% in the year ended December 31, 2011.

The following table shows other administrative expenses for each of the periods indicated:

	For the year ended on 31 December
	2012	2011	% Difference	Difference
	(in million R$, except percentage)
Specialized technical services	1,720	1,564	10.0%	156
Buildings, Facilities and materials	1,171	1,087	7.7%	84
Technology and systems	1,075	1,006	6.9%	69
Advertising	499	494	1.0%	5
Communications	575	566	1.4%	8
Cost Assistance and travel expenses	175	174	0.5%	1
Surveillance and values transportation services	564	521	8.2%	43
Other administrative expenses	299	317	(5.7%)	(18)
Total	6,077	5,729	6.1%	348

Default Rate (IFRS)

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.2        Operating and Financial Result

IFRS	% Evolution		Evolution bp		4Q12		3Q12		4Q11
	Year	Sem	Year	Sem	%	R$ (Tho)%		R$ (Tho)%		R$ (Tho)
Biggest debtor	-7%	-2.1%	-60 bp	-24 bp	3.4%	9,399,824	3.7%	9,603,973	4.0%	10,068,894
10 greater	11%	6.8%	14 bp	21 bp	11.4%	31,380,670	11.2%	29,363,698	11.3%	28,228,671
20 greater	14%	9.6%	63 bp	69 bp	15.6%	42,713,428	14.9%	38,962,935	15.0%	37,347,562
50 greater	10%	7.4%	11 bp	54 bp	21.8%	59,745,634	21.3%	55,625,553	21.7%	54,160,303
100 greater	10%	5.8%	5 bp	26 bp	27.0%	74,038,820	26.7%	69,982,973	27.0%	67,335,486

Total portfolio expanded	9.8%	4.8%	273,445,366	261,670,090	249,750,839

(b)       Revenue variations due to changes in prices, exchange rates, inflation, changes in volume and introduction of new products and services; and

(c)       Impact of inflation, changes in prices of key inputs and products, exchange rate and interest rate, on operating and financial results of the Company.

Because we are a bank with operations in Brazil, the majority of our revenues, expenses, assets and liabilities are directly linked to interest rates. Thus, our operating results and financial condition are significantly affected by inflation, by fluctuations in interest rates, and by monetary policies enacted by the government, all of which could have a material adverse effect on the growth of the Brazilian economy, our loan portfolios, our cost of funding, and our revenues from credit operations.

The normalization of local liquidity conditions and rising inflation in 2010 have led the Brazilian monetary authority to increase the SELIC rate by 375 basic points between April 2010 and July 2011, when the SELIC rate reached 12.50%. However, a further deterioration in the international scenario combined with the first signs of a slowdown in domestic activities led the Central Bank to resume easing of monetary conditions in August 2011. Thus, the SELIC rate was reduced by 525 basic points between August 2011 and December 2012. On November 28, 2012, the SELIC rate was 7.25%, and remained at this level on December 31, 2012.

The following table shows the minimum, maximum and average SELIC rate since 2007, as declared by the Central Bank:

Year	Minimum	Maximum	Average (1)	End of period
2007	11.25	13.00	11.98	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	12.75	9.92	8.75
2010	8.75	10.75	10.00	10.75
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25

                (1) Average rates at the end of each month during the period.

Our assets are predominantly adjusted at fixed rates, while our liabilities are adjusted at variable rates. The resulting exposure to rise in interest rates in the market is offset by the use of cash flow hedges to convert variable rates to fixed rates, but we maintain some exposure to fluctuations in interest rates. On December 31, 2011, an increase of 100 basic points in the yield curve would result in a decrease of BRL 263 million in net interest income over the period of one year.

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10.2        Operating and Financial Result

Exchange rate volatility can have a material adverse effect on the Brazilian economy and Santander Brazil. The Brazilian currency has undergone frequent and substantial fluctuations against the U.S. dollar and other foreign currencies in recent years. From 2000 to 2002, the BRL depreciated significantly against USD, reaching an exchange rate of BRL 3.53 per USD 1.00 at the end of 2002.

From 2003 to mid-2008, BRL appreciated significantly against USD due to the stabilization of the macroeconomic environment and the strong growth of foreign investment in Brazil, with the exchange rate reaching BRL 1.56 per USD 1.00 on August 2008. Due to the crisis in global financial markets, BRL depreciated over 2008, reaching BRL 2.34 per USD 1.00. With the global economic recovery, the currency came to appreciate, reaching BRL 1.74 per USD 1.00 at the end of 2009 and BRL 1.66 per USD 1.00 at the end of 2010. On December 31, 2009, the exchange rate was BRL 1.74 per USD 1.00. However, on December 31, 2010, with the recovery of global financial markets, the Brazilian currency appreciated and reached BRL 1.66 per USD 1.00. The recent volatility in international markets contributed to the depreciation of BRL, which reached BRL 1.88 per USD 1.00 on December 31, 2011. In early 2012, BRL came to appreciate, ending the month of February at BRL 1.70 per USD 1.00. After this period, BRL suffered continuous depreciation and closed the year 2012 at BRL 2.04 per USD 1.00.

A devaluation of Real against U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which may adversely affect the growth of the Brazilian economy as a whole and adversely affect our financial condition and operating results. Also, a depreciation of Real could make bonds and loans denominated in foreign currencies of Santander Brazil more costly, negatively affect the market price of securities portfolios, and generate similar consequences for borrowers. On the other hand, an appreciation of Real against U.S. dollar and other foreign currencies may cause a deterioration of the Brazilian current accounts in foreign currency, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of Real could have a material adverse effect on the growth of the Brazilian economy and on our activities, financial condition and results of operations. For the year ended December 31, 2012, a variation of 1.0% in the exchange rate of BRL/USD would result in variation in interest expense on our outstanding liabilities denominated in U.S. dollars, in the order of BRL 155, 3 million.

Santander Brazil is exposed to disruptions and volatility in global financial markets because of their effects on the financial and economic environment of the countries in which it operates, especially in Brazil, such as slowing economy, increased unemployment, reduced purchasing power of consumers, and lack of available credit. Santander Brazil provides credit primarily to Brazilian borrowers and these effects could materially and adversely affect customers and increase our loan losses and, as a result, increase the risk associated with the activity of providing credit. Additionally, there would be the need for corresponding revisions in models of risk management and bad debts reserve.

Santander Brazil uses its Cayman branch and Santander EFC (Santander Brasil Establecimiento Financiero de Crédito S.A.) to raise funds in international money and financial markets, to provide the Company with credit facilities that are extended to customers to foreign trade and working capital financing.

Our Investments Held Abroad in Cayman branch and Santander EFC totaled USD 9.6 billion at December 31, 2011 and USD 11.2 billion at December 31, 2012. We hedge these investments abroad through foreign currency liabilities, arbitrations and derivatives. For this purpose, our derivatives position at December 31, 2011 was USD 8.6 billion and at December 31, 2012 was USD 9.9 billion.

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10.2        Operating and Financial Result

Changes in the fair value of such futures are reflected in our consolidated financial statements, line gains (losses) on financial assets. The effect of the hedge on the income taxes on December 31, 2012 generated gains of BRL 1,437 million on the tax expense. The after-tax effect of these derivative positions is a hedge against our foreign exchange exposure arising from our investments held abroad.

Sensitivity analysis of the trading and banking portfolios

Santander Brazil has its risk management focused on portfolios and risk factors, according to Central Bank regulations and international best practices.

Financial instruments are segregated in the trading and banking portfolios, as performed in the management of exposure to market risk, in accordance with best market practices and criteria for classification of operations and capital management of the Standardized Approach of Basel II of the Central Bank. The trading portfolio consists of all transactions in financial instruments and commodities, including derivatives, held for trading, and the banking portfolio consists of structural operations from the various business lines of Santander Brazil and their eventual "hedges." Thus, according to the nature of the activities of Santander Brazil, the sensitivity analysis was divided into “trading” and “banking” portfolios.

Santander Brazil performs the sensitivity analysis of financial instruments in accordance with CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of Santander Brazil.

The table below summarizes the sensitivity values generated by corporate systems of Santander Brazil, referring to the trading portfolio, for each of the scenarios of the portfolio on 31 December 2012.

TRADING PORTFOLIO	31-Dez-12
Risk factor	Scenario 1	Scenario 2	Scenario 3
Interest rate in reais	(11.496)	(238.391)	(476.783)
Coupon of Interest Rate	(11.516)	(78.209)	(156.418)
Inflation	(9.420)	(90.228)	(180.455)
Dollar coupon	(3.615)	(530)	(1.059)
Coupon in other currencies	(20)	(220)	(440)
Foreign Currency	(139)	(3.465)	(6.931)
Eurobond/Treasury/Global	(2.137)	(9.629)	(19.257)
Shares and indexes	(814)	(20.243)	(40.686)
Others	(557)	(8)	(16)
TOTAL	(39.614)	(441.023)	(882.046)

The table below summarizes the sensitivity values generated by corporate systems of Santander Brazil, related to the banking portfolio, for each of the scenarios of the portfolio on 31 December 2012.

Values expressed in BRL 000	31-Dez-12
Risk factor	Scenario 1	Scenario 2	Scenario 3
Interest rate in reais	(36.192)	(728.811)	(1,372,543)
Referential Rate and TJLP	(9.644)	(205.091)	(386.553)
Inflation	(1.462)	(13.098)	(25.872)
Dollar coupon	(81.689)	(302.486)	(628.257)
Coupon in other currencies	(10.432)	(67.027)	(147.911)
Interest rate international market	(84.457)	(325.515)	(625.725)

	(223,876)	(1,642,027)	(3,186,861)

(1) Calculated on the basis of consolidated information from institutions.

(2) Amounts net of tax effects.

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10.2        Operating and Financial Result

Scenarios 2 and 3 consider deterioration situations of low probability. According to the strategy determined by the Board, in case of signs of market deterioration, actions are taken to minimize possible negative impacts.

Scenario 1:       usually reported in our daily reports, corresponding to a shock of +10 and -10 BP (being considered the scenario that presents losses) on interest rate curves, plus a shock of +1% and -1% (being considered the scenario that presents losses) on parities of currencies and stock market prices.

Scenario 2:       corresponds to a shock of +25% and -25% BP (being considered the scenario that presents losses) on interest rate curves, parities of currencies and stock market prices.

Scenario 3:       corresponds to a shock of +50% and -50% BP (being considered the scenario that presents losses) on interest rate curves, parities of currencies and stock market prices.

Please find below descriptions of the risk factors mentioned above:

Interest Rate in BRL: all products with price changes tied to changes in interest rates in BRL.

Interest Rate Coupons: all products with exposures subject to varying rates of interest rate coupons.

Reference Rate and TJLP: all products with exposures subject to varying rates of TR or TJLP coupons.

Inflation: all products with price changes tied to changes in inflation and inflation rate coupons.

Dollar Coupon: all products with price changes tied to changes in the interest rate in USD.

Other Currencies Coupon: all products with price changes tied to changes in rates of foreign currency coupons (other than the U.S. dollar).

Foreign Currency: all products that have exposures subject to exchange fluctuations.

Eurobond/Treasury/Global: all products that have price changes tied to changes in interest rates of securities traded on the international market.

International Market Interest Rate: exposures subject to changes in interest rates of securities traded on the international market.

Shares and Indexes: market indexes, stocks and options tied to stock indexes or stocks themselves.

Others: any other product that does not fit in previous classifications.

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10.3        Occurred and expected events with material effects on the financial statements:

10.3    Officers should discuss the material effects that the following events may have caused or are expected to cause on the financial statements of the Company and its results:

a.         introduction or disposal of operating segment:

There was no introduction or disposal of operating segment in 2012.

b.         constitution, acquisition or disposal of equity interest:

Organization of Subsidiary Abroad

Santander Brazil organized an independent subsidiary in Spain, Santander Brasil Establecimiento Financiero de Crédito S.A. ("Santander EFC") to complement the foreign trade strategy for corporate clients – large Brazilian companies and their operations abroad – and offer products and financial services through an offshore entity that is not organized in a jurisdiction with favorable taxation.

The approval process for the organization of the subsidiary before regulatory bodies (Central Bank, Ministry of Economy and Treasury in Spain, and Banco de España) was concluded on March 28, 2012. The payment of the share capital of the subsidiary was held in the amount of € 748 million.

Sale of Zurich Santander Brasil Seguros e Previdência S.A. (formerly Santander Seguros S.A.)

Based on prior approval issued by SUSEP (Private Insurance Superintendence) on August 23, 2011, the sale operation ("Operation") was closed on October 5, 2011, by Banco Santander, of all its shares issued by Zurich Santander Brasil Seguros e Previdência S.A., and indirectly, Zurich Santander Brasil Seguros S.A. (formerly Santander Brasil Seguros S.A.), to: (i) Zurich Santander Holding (Spain) S.L. (Zurich Santander), a holding company headquartered in Spain, 51% of which is held by Zurich Financial Services Ltd. and its affiliates (Zurich), and 49% of which is held by Santander Spain Bank; and (ii) Inversiones ZS America SPA, a company headquartered in Chile and held by Zurich Santander (Inversiones ZS).

Said closing comprised the effective transfer by Santander Bank: to Zurich Santander, of 11,251,174,948 common shares issued by Zurich Santander Brasil Seguros e Previdência S.A.; and to Inversiones ZS, 03 common shares issued by Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase price and preliminary sales to Santander Bank, at the total net amount of BRL 2,741,102 (received on October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. totaled BRL 24,731,463 mainly represented by BRL 21,551,422 in debt and equity bonds (government bonds, private bonds, and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. totaled BRL 22,349,428 mainly represented by BRL 21,278,718 in liabilities for insurance contracts - technical provision for insurance operations and private pension plans. The gain recognized on this Operation was BRL 648,783 recorded as income on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012, SUSEP approved the final transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Spain) SL, a holding company based in Spain, 100% owned by Zurich Santander, currently the owner of the shares initially transferred to Zurich Santander.

The purchase price is to be defined opportunely based on the special balance sheet prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended on September 30, 2011, submitted in the first semester of 2012, and the price adjustment mechanisms expressly provided in the relevant Purchase Agreement dated June 14, 2011. Once defined, Santander Brazil shall disclose the price to general public and offer to its shareholders the preemptive right to purchase shares, pursuant to Article 253 (I) in Law 6.404/76.

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10.3        Occurred and expected events with material effects on the financial statements:

The Operation is included in the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander of all casualty and life and pension insurers of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the Operation, Santander Bank exclusively distributes insurance products for 25 years, through its branch network, with the exception of car insurances, which are not included in the scope of the Operation. As a result of these agreements, Santander Bank receives relative compensation, equivalent to that in force before the Operation.

The Operation aims to promote and strengthen the role of Santander Bank in the insurance market, providing a greater range of products, covering classes of clients not currently exploited and leveraging the distribution capabilities of Santander Bank, among others.

Partial Split of Zurich Santander Brasil Seguros e Previdência S.A. with transfer of spun off portion to Sancap Investimentos e Participações S.A.

In the context of the sale of Zurich Santander Brasil Seguros e Previdência S.A., the Special Meeting of Shareholders held on April 29, 2011 approved the partial split of Zurich Santander Brasil Seguros e Previdência S.A. with transfer of spun off portion of their assets to a new company, organized simultaneously to the Partial Split, under the corporate name of Sancap Investimentos e Participações S.A. (Sancap). The assets spun off to Sancap correspond to the total amount of BRL 511,774 and refer exclusively to the entire stake held by Zurich Santander Brasil Seguros e Previdência S.A. in the share capital of Santander Capitalização S.A. The partial split transaction was approved by SUSEP on August 9, 2011.

c.         unusual events or operations:

Not applicable.

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10.4        Material changes in accounting practices; exceptions and emphases contained in the auditor's opinion:

10.4    Officers should comment on:

a.         Material changes in accounting practices:

The reference forms for the years ended December 31, 2012, 2011 and 2010, and the comparative figures for 2012, 2011 and 2010, were based on the consolidated financial statements of Santander Brazil prepared in accordance with IFRS and interpretations of IFRIC.

Adoption of new standards and interpretations

Santander Brazil adopted all standards and interpretations that have come into force until 2012.

In 2012

As of July 2012, Santander Brazil has adopted changes issued by IASB in June 16, 2011 in IAS 1 on the "Presentation of Items of Other Comprehensive Results". The changes under IAS 1 are the result of a joint project with the Financial Accounting Standards Board (FASB) and provide guidance on the presentation of items contained in the statement of comprehensive results and their respective classification.

In 2011

In 2011 there, were no material changes in accounting practices prepared in accordance with IFRS.

But IFRS together with the IASB were involved in the preparation of amendments, revisions and new IFRS with prospective adoptions as listed below, which will take effect after December 31, 2012:

•                IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes to IFRS 9 compared with IAS 39 are:

(i)         All financial assets are initially measured at fair value and in the case of financial assets not measured at fair value but through income, are added by costs of operations.

(ii)        New requirements for classification and measurement of financial assets. The standard divides all financial assets currently in the scope of IAS 39 into two classifications: amortized cost and fair value.

(iii)       The categories “available for sale” and “held to maturity” of IAS 39 have been eliminated.

(iv)       The concept of embedded derivatives in IAS 39 is not included in IFRS 9.

On December 16, 2011, IASB postponed the date of mandatory adoption of IFRS 9 and related items of transient disclosure contained in changes to IFRS 7 until January 2015.

On May 12, 2011, IASB published new standards addressing the accounting for consolidation, involvements in joint arrangements and disclosure of involvements with other entities.

•                IFRS 10 - Consolidated Financial Statements, replaces the consolidation guidance in IAS 27 - Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation - Special Purpose Entities, by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on the assessment if an investor has: (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee affecting their return.

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10.3        Occurred and expected events with material effects on the financial statements:

•                IFRS 11 - Joint Ventures: IASB issued a new standard for accounting for joint ventures, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, it will be required to use the equity method and it will be prohibited from choosing the method of accounting for jointly controlled entities. The fundamental principle of IFRS 11 is that the parties to a joint venture agreement should determine the type of joint venture in question, based on the assessment of the rights and obligations and account according to the type of joint venture. There are two types of joint ventures:

•                Joint Operations: rights and obligations on the assets and liabilities related to the agreement. The parties recognize their assets, liabilities and the related income and expenses.

•                Joint Venture: rights to the net assets of the agreement. The parties acknowledge their investments by the equity method.

•                IFRS 12 - Disclosure of Involvement with Other Entities: requires disclosures about consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to enable users of financial statements to evaluate the basis of control, restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and the involvement of non-controlling interest in the activities of consolidated entities.

•                IAS 27 - Separate Financial Statements (2011): maintains the requirements for separate financial statements. The remaining parts of IAS 27 (2008) are replaced by IFRS 10.

•                IAS 28 - Investments in associates and joint ventures (2011) amended IAS 28 - Investments in Associates (2008) to confirm changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The rules mentioned above are effective for annual periods beginning in January 2013, with earlier application permitted, provided that all standards cited are applied concurrently. Early adoption for financial institutions in Brazil is subject to the issuance of pronouncements by IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements of IFRS 12 on its financial statements without technically early application of other provisions of IFRS 12.

On 12 May 2011, IASB also issued IFRS 13 - Fair Value Measurement, which replaces the guidance on fair value measurement in existing literature accounting under IFRS with a single standard. IFRS 13 defines fair value, provides guidance on how to determine it and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective date for annual periods beginning in January 2013 with earlier application permitted.

On 16 June 2011, IASB issued a new version of pronouncement IAS 19 (Employee Benefits). The main changes are aimed at determining changes in accounting criteria defined benefit plans in sponsoring bodies, eliminating the possibility of applying the current model called "corridor" (method of recognizing actuarial losses).

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10.3        Occurred and expected events with material effects on the financial statements:

The Board believes that the adoption of the aforementioned standards and interpretations will have no material effect on the consolidated financial statements as a whole, except for IFRS 9, for which Santander Brazil is analyzing the impacts resulting from the adoption of this standard and the new version of IAS 19, the effects of the first adoption will be recorded as a change in accounting policy on the net equity of Santander Brazil in Other Comprehensive Results.

In 2010

•                Amendment to IFRS 2 - Amendment to IFRS 2 clarifies the accounting for transactions of share-based payments between group entities (guidance previously contained in IFRIC 11).

•                Revised IFRS 3 - Business Combinations, and Amendments to IAS 27 - Consolidated and Separate Financial Statements: introduces significant changes in several aspects related to the accounting for business combinations and are applied prospectively. The main changes are: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination, in step acquisitions, the acquirer must remeasure the investment held prior to the date that control is obtained by the value fair, and there is the option to measure at fair value the non-controlling interest of the acquiree, unlike the single current treatment of measuring them as a proportionate share of the fair value of net assets acquired.

•                IAS 38 - Intangible Assets - Amendments to clarify the description of valuation techniques commonly used by entities when measure the fair value of intangible assets acquired in a business combination that are not traded in an active market.

•                IFRIC 17 - Distributions of Non-cash Assets to Owners - This interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

•                IFRIC 18 - Transfers of Assets from Customers - This interpretation addresses the accounting by transferees for transfers of assets from customers and concludes that when the item of equipment transferred meets the definition of an asset from the perspective of the transferee, the transferee should recognize the asset at fair value on the date of transfer, with the credit recognized as revenue in accordance with IAS 18 - "Revenue".

Improvements to IFRS were issued in April 2009. They contain numerous amendments to IFRS that IASB considers non-urgent but necessary. 'Improvements to IFRS' comprise amendments that result in accounting changes for the purpose of presentation, recognition or measurement, as well as terminology or editorial amendments related to a variety of IFRS standards. Most of the changes became effective from January 1, 2010.

The adoption of the above standards and interpretations did not have a material effect on the financial statements as a whole.

b.         material effects of changes in accounting practices:

All new regulations were properly adopted by Santander Brazil, and there are no material effects of changes in accounting practices.

c.         exceptions and emphases in the auditor's report:

There are no exceptions or emphases in the auditors' reports.

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10.5        Key Accounting Policies

10.5    Officers should indicate and comment on key accounting policies adopted by the Company, exploring in particular accounting estimates made by management on uncertain and relevant issues to the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for testing the recovery of assets and financial bonds.

Estimates Used

The consolidated results and the determination of consolidated equity are impacted by accounting policies, assumptions, estimates and methods of measurement used by the officers of Santander Brazil in preparing the financial statements. Santander Brazil makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required in accordance with IFRS are best estimates pursuant to the applicable standard.

In consolidated financial statements, estimates are made by management of Santander Brazil and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses, and explanatory notes. Such estimates, which were made with the best information available, are mainly the following:

•         Evaluation of the fair value of certain financial bonds is discussed in detail in section Measurement of financial assets and financial liabilities, and recognition of changes in fair value.

•         Provisions for doubtful accounts are discussed in detail in section Impairment of financial assets.

•         Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are discussed in detail in sections Tangible assets and Intangible assets.

•         Measurement of goodwill in a business combination is detailed in section Intangible Assets.

•         The useful life of tangible and intangible assets is discussed in detail in sections Tangible assets and Intangible assets.

•         Other assets are discussed in detail in sections Non-current assets held for sale, and Other assets.

•         Provisions, contingent assets and liabilities are discussed in detail in section Provisions, contingent assets and liabilities.

•         Benefits of retirement plans are discussed in detail in section Post-employment benefits.

•         Recognition and measurement of deferred taxes are discussed in detail in section Income Tax.

These estimates are based on current expectations and estimates on projections of future events and trends that may affect the financial statements. The main assumptions that may affect these estimates, besides the aforementioned, relate to the following factors:

•         Changes in the amounts deposited in the customer base and defaults by borrowers;

•         Changes in interest rates;

•         Changes in inflation rates;

•         Government regulation and tax issues;

•         Adverse lawsuits or litigation;

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10.3        Occurred and expected events with material effects on the financial statements:

•         Credit, market and other risks arising from lending and investment activities;

•         Changes in market value of Brazilian securities, particularly Brazilian government bonds; and

•         Changes in economic and business conditions in the regional, national and international levels.

Accounting Practices

The accounting policies and measurement bases used in preparing the consolidated financial statements were as follows:

Functional and Presentation Currency

The consolidated financial statements of Santander Brazil are presented in BRL, the functional and presentation currency of these financial statements.

For each subsidiary, jointly controlled entity, and investment in unconsolidated company, Santander Brazil defined the functional currency. The assets and liabilities of these entities with a functional currency other than BRL are translated as follows:

•         assets and liabilities are translated at the exchange rate at the balance sheet date;

•         revenues and expenses are translated at the average monthly exchange rate; and

•         gains and losses on translation of net investment are recorded in the statement of comprehensive income in line “exchange rate of investees located abroad”.

Measurement of financial assets and liabilities and recognition of changes in fair value

In general, financial assets and liabilities are initially recognized at fair value, which is considered equivalent, until proven otherwise, at the transaction price. Financial bonds not measured at fair value through earnings are adjusted at the transaction costs. Financial assets and liabilities are subsequently measured at the end of each year, as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction of transaction costs, estimated to be incurred for disposal, except for loans and receivables, held-to-maturity investments, equity bonds whose fair value cannot be determined on a sufficiently objective basis and financial derivatives that have as object the equity bonds of this kind and are settled by delivery of those bonds.

The “fair value” of a financial bond on a given date is taken as the value at which it could be bought or sold on that date by two parties, clearly informed, acting deliberately and with care, in a transaction in the normal market. The most objective and common reference for the fair value of a financial bond is the price that would be paid for it in an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial bond, its fair value is estimated based on valuation techniques commonly adopted by the international financial community, taking into account the specific characteristics of the bond to be measured and especially the various types of risk associated with it.

All derivatives are recognized on the balance sheet at fair value from the date of the business deal. When the fair value is positive, they are recognized as assets; when negative, as liabilities. The changes in fair value of derivatives from the date of the business deal are recognized in section “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, it is not possible to determine the quoted price on a specific date, these derivatives are measured using methods similar to those used to measure the derivatives traded over the counter.

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10.3        Occurred and expected events with material effects on the financial statements:

The fair value of derivatives traded on OTC market is considered as the sum of future cash flows arising from the bond, discounted to present value at the measurement date (“present value” or “theoretical close”), adopting valuation techniques commonly used by financial markets: Net Present Value – NPV, option pricing models and other methods.

The “Loans and receivables” and “Investment held to maturity” are measured at amortized cost, by adopting the effective interest method. The “amortized cost” is the acquisition cost of an asset or liability plus or minus, as appropriate, payments of principal and accumulated amortization (included in the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost further includes any reductions for impairment or inability of collection. In the case of loans and receivables hedged in fair value hedges, changes in the fair value of these assets related to risks of the object hedges are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial value of the financial bond in relation to all its estimated cash flows of all kinds over its remaining useful life. In the case of fixed-income financial bonds, the effective interest rate coincides with the contractual interest rate set on inception, added, as applicable, by fees and transaction costs that, by their very nature, are part of their financial return. In the case of variable-income financial bonds, the effective interest rate coincides with the rate of return prevailing in all commitments until the next reference date of interest reset.

Equity bonds whose fair value cannot be determined in a sufficiently objective manner are measured at cost, adjusted as appropriate to losses due to non-related recovery.

The values by which financial assets are recognized represent, in all material respects, the maximum exposure of Santander Brazil to credit risk at the date of each of the financial statements. In addition, Santander Brazil received guarantees and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage collateral in cash, equity bonds, bonds, assets leased under leasing and lease assets acquired through repurchase agreements, securities lending and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through earnings” and financial liabilities designated as hedged (or instruments protection) on fair value hedges, which are measured at fair value.

iii. Recognition of changes in fair value

As a general rule, changes in book value of financial assets and liabilities are recognized in the consolidated statement of income, distinguishing between those arising from the accrual of interest and similar income - recognized in “Interest and similar income” or “Interest expense and Similar” as appropriate - and those arising for other reasons, recognized at their net amount under “Gains (losses) on (net) financial assets and liabilities”.

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10.3        Occurred and expected events with material effects on the financial statements:

Adjustments due to changes in fair value arising from financial assets available for sale are recognized temporarily in equity under “Adjustments to market value”. Items charged or credited to the account remains in consolidated net equity of Santander Brazil until the related assets are derecognized when they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: (i) to facilitate these bonds to customers who request them to manage their market risks and credit; (ii) to use them in the risk management of own positions and assets and liabilities of the entities of Santander Brazil (Hedging derivatives); and (iii) to obtain gains from changes in the prices of these derivatives (Financial Derivatives).

Financial derivatives that do not qualify for hedge transactions accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge transactions accounting if all the following conditions are met:

1.         The derivative protects against one of three types of exposure as follows:

a.         Changes in the fair value of assets and liabilities as a result of fluctuations, among others, of interest rate and/or exchange rate at which the position or balance to be protected is subject (“fair value hedge”).

b.         Changes in estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”).

c.         The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.         When it is effective in offsetting exposure inherent to hedged item or position throughout the expected term of the hedge, i.e.:

a.         On the date of the agreement, it is expected that the hedge, under normal conditions, is highly effective (“prospective effectiveness”).

b.         There is sufficient evidence that the hedge was effective throughout the life of the hedged item or position (“retrospective effectiveness”).

3.         There must be adequate documentation evidencing the specific designation of financial derivative to hedge certain balances or transactions and as expected that effective protection was achieved and measured, since this is consistent with the risk management of Santander Brazil.

Changes in value of financial bonds that fit within hedge transactions accounting are recognized as follows:

a.         In fair value hedges, gains or losses arising on both the hedging bonds as on the hedged items (attributable to the type of risk that is being hedged) are recognized directly in the consolidated income statement.

b.         In cash flow hedges, the effective portion of the change in value of the hedging bond is recognized temporarily in equity under “Valuation adjustments - cash flow hedges” until the forecast transactions occur, then, when that portion is recognized in the consolidated statement of income, except that, if the transactions contemplated result in the recognition of assets and nonfinancial liabilities, it is included in the cost asset or non-financial liability. The ineffective portion of the change in fair value of hedging derivatives is recognized directly in the consolidated income statement.

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10.3        Occurred and expected events with material effects on the financial statements:

c.         The ineffective portion of gains and losses on hedging bonds related to cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on (net) financial assets and liabilities” in the consolidated income statement.

If a derivative designated as a hedging bond no longer meets the requirements described above due to expiration, inefficiency or for any other reason, the derivative is classified as a trading derivative.

When the hedging transactions accounting at fair value is eliminated, the adjustments previously recognized on the hedged item are transferred to the result, at the recalculated effective interest rate at the date of disposal of the hedge. The adjustments must be fully amortized at maturity.

When cash flow hedges are eliminated, any cumulative gain or loss on the hedging bond recognized in net equity under “Adjustments to market value” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs, at which time the gain or loss is recognized in earnings, unless not wait for the transaction to occur, in which case any cumulative gain or loss is recognized immediately in income.

Writing-off financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and benefits associated with the transferred assets are transferred to third parties:

1.         If Santander Brazil transfers substantially all the risks and benefits to third parties – unconditional sale of financial assets, sale of financial assets based on a contract that provides for repurchase at fair value on the date of repurchase, sale of financial assets with a purchase of call option or a sale of put option that is significantly out of the price, securitization of assets in which the transferor does not retain a subordinated debt or grants any credit enhancement to new holders, and other similar events – the transferred financial asset is derecognized and any rights or obligations retained or created upon the transfer are recognized simultaneously.

2.         If Santander Brazil retains substantially all the risks and benefits associated with the transferred financial asset – sale of financial assets based on a contract for repurchase at a fixed price, or sale price plus interest; a loan agreement of securities in which the borrower undertakes to return the same or similar assets; and other similar events – the transferred financial asset is not derecognized and continues to be measured by the same criteria used before the transfer. However, the following items are recognized:

a.         A corresponding financial liability, for an amount equal to the consideration received; those liabilities are subsequently measured at amortized cost.

b.         Any proceeds from the transferred financial asset not derecognized and any expenses incurred on the new financial liability.

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10.3        Occurred and expected events with material effects on the financial statements:

3.         If Santander Brazil neither transfers nor retains substantially all the risks and benefits associated with the transferred financial asset – sale of financial assets with a purchased call option or an entered put option, which is not significantly out of the price; securitization of assets in which the transferor retains subordinated debt or other type of credit enhancement relative to a portion of the transferred asset; and other similar events – the following distinction is made:

a.         If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created upon the transfer are recognized.

b.         If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net book value of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Thus, financial assets are only derecognized when the rights to the cash flows they generate have been extinguished or when substantially all risks and benefits have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired with the intention of being resold or cancelled.

Offsetting assets and liabilities

Financial assets and liabilities are offset, i.e., reported in the balance sheet at their net value, only if Santander Brazil and its subsidiaries currently have a legally enforceable right to offset the recognized amounts, and intend either to settle on a net basis, or realize the asset and settle the liability simultaneously.

Regular purchases of financial assets

Regular purchases of financial assets are recognized on the transaction date. The assets are derecognized when the rights to receive cash flows expire or when Santander Brazil has transferred substantially all risks and benefits of ownership.

Impaired financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence of the occurrence of events that:

•        give rise to an adverse effect on the estimated future cash flows at the transaction date, in the case of debt bonds (loans and debt bonds);

•        mean that their book value may not be fully recovered, in the case of equity bonds;

•        arise from any breach of terms or conditions of loans; and

•        are due to bankruptcy proceedings.

As a general rule, whenever the above events are observed, the book value of impaired financial assets is adjusted by recording an impairment charge to expenses as “Losses on financial assets (net)” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be related objectively to an event of recovery.

Financial assets deemed to be impaired have the withholding of their interest suspended, when there is reasonable doubt as to their full recovery and/or the collection of their interest in the values and the dates initially agreed upon, after taking into account the guarantees received for securing (fully or partially) recovery of the respective balances. For all assets deemed to be impaired, any receipts from such loans are used in the recognition of accrued interest and the remainder, if any, is applied to the repayment of the principal amount of such loans.

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10.3        Occurred and expected events with material effects on the financial statements:

When the recovery of any recognized amount is considered unlikely, the amount is fully derecognized. Usually, writing-off occurs when they have delay in excess of 360 days. In the case of long-term operations (over 3 years), receivables are written off when complete 540 days late. The loss is recorded in a memorandum account for a minimum period of 5 years and until Santander Brazil has exhausted all procedures and collection actions and their contractual rights are extinguished.

ii. Debt bonds carried at amortized cost

The value of a loss to determine the recoverable amount of a debt bond measured at amortized cost is equal to the difference between the asset's book value and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset (i.e. the effective interest rate computed at initial recognition), being presented as a reduction of the balance of the asset and recognized in the income statement.

In estimating the future cash flows of debt bonds, the following factors are taken into account:

•      All values expected to be obtained over the remaining life of the bond, including, as appropriate, guarantees rendered. The loss for impairment also takes into account the likelihood of collecting accrued interest receivable;

•      The various types of risk to which each bond is subject; and

•      The circumstances in which collections will be made on a foreseeable basis.

These cash flows are then discounted using the effective interest rate of the transaction.

Specifically in relation to the impairment adjustment resulting from the materialization of the insolvency risk of the obligors (credit risk), a debt bond becomes impaired due to insolvency when there is evidence of deterioration in the counterparty's ability to pay, either by being late or for other reasons.

Santander Brazil, through its risk area, applies policies, methods and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt, contingent liabilities and other commitments, the identification of the recoverable amount, and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduction of exposure to credit risk are based on an individual level or grouped by similarity.

•      Customers with individualized management: Wholesale segment customers, financial institutions and certain companies. Risk management is carried out through an analysis complemented by tools to support decision making based on models of internal risk assessment.

•      Customers with standardized management: individuals and companies not classified as individualized customers. Risk management is based on automated models of decision making and internal risk assessment, supplemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. Credits relating to standardized customers are usually deemed to be impaired when they have past experience of losses and delay longer than 90 days.

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10.3        Occurred and expected events with material effects on the financial statements:

Regarding the provision for losses on impairment of credit risk, Santander Brazil evaluates all loans. The loans are evaluated individually as to impairment or evaluated together as to impairment. Loans recorded as amortized cost, which are not individually assessed as impairment, are evaluated together as impairment, being grouped considering the similarity of risk. Loans individually evaluated for impairment are not included in balances evaluated together as impairment.

In order to measure individually the loss due to impairment of loans evaluated for impairment, Santander Brazil considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, capacity for generating income, cash flow management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level, and the total amount of credit, and also based on historical experience of impairment and other circumstances known at the time of evaluation.

In order to measure the loss for impairment of loans collectively assessed for impairment, Santander Brazil separates financial assets into groups, taking into consideration the characteristics and similarities of credit risk, i.e., according to the segment, asset type, guarantees and other factors associated with the historical experience of impairment and other circumstances known at the time of evaluation.

The loss due to impairment is calculated using statistical models that take into account the following factors:

•      Default Exposure or “DE” is the amount of risk exposure at the date of default by the borrower.

According to IFRS, the degree of exposure used for this calculation is actual exposure, exactly as reported on our balance sheet.

•      Default Probability or “DP” is the probability that the borrower fails to meet its obligations to pay principal and/or interest.

DP is measured using a time horizon of one year, i.e., it quantifies the probability of the borrower incurring in default in the next year. The loan will be in default if the principal or interest are past due ninety days or more and the loan is outstanding, but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•      Loss due to Default or “LD” is the loss arising in the event of default.

LD calculation is based on net write-offs of bad loans, taking into account the guarantees associated with loans, revenues and expenses associated with the recovery process, and also the time of default.

Also, before writing off loans past due (which is done only after exhausting all efforts to recover), we recorded a provision for the full amount of the remaining loan debt so that our provision for loan losses may fully cover our losses. Thus, Santander Brazil believes that its methodology of provision for loss on loan was developed to match our risk metric and capture loans that could potentially present impairment.

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10.3        Occurred and expected events with material effects on the financial statements:

iii. Debt bonds or equity bonds classified as available for sale.

The difference between amortized cost and fair value of debt bonds or equity bonds classified as available for sale are recognized in net equity under “Adjustments to market value – financial assets available for sale”.

When there is objective evidence that the aforementioned differences are due and the loss is permanent, they cease to be recognized in net equity and are reclassified to the consolidated statement of income for the cumulative amount at that date. Losses deemed permanent relating to an investment in equity bonds are not reversed in subsequent periods.

iv. Equity bonds measured at cost

The impairment loss on equity bonds measured at acquisition cost is the difference between the book value and the present value of expected future cash flows discounted at the market rate of return for similar securities.

The impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the bond. These losses can only be reversed subsequently if the related assets are sold.

Leases Accounting

i. Financial leases

Financial leases are leases that transfer to the lessee substantially all the risks and benefits incidental to ownership of the leased asset.

When the consolidated entities act as lessors of an asset, all types of financial leases have guaranteed residual values, and the sum of the present value of payments to be received from the lessee over the lease plus the guaranteed residual value - which is the strike price of the call option for the lessee at the end of the lease term - is recognized as lending to third parties and, therefore, included under

“Loans and receivables” in the consolidated balance sheet.

Interest income arising from these contracts is credited to account “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and benefits associated with the asset remain with the lessor.

When acting as lessors, the consolidated entities disclose the cost of leased assets under “Tangible assets”. The depreciation policy for these assets is consistent with that of similar fixed assets for own use, and income from operating leases is recognized linearly under “Other income (expense)” in the consolidated income statement.

When the consolidated entities act as lessees, the lease expenses, including any incentives granted by the lessor, are charged linearly to “Other administrative expenses” in our consolidated statements of income.

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10.3        Occurred and expected events with material effects on the financial statements:

Noncurrent assets held for sale

Noncurrent assets held for sale include the book value of individual items, or disposal groups or items that are part of a business unit aimed at disposal (“discontinued operations”), whose sale in its present condition is highly probable and whose occurrence is expected within a year. Real estates or other noncurrent assets received by the consolidated entities in full or partial settlement of payment obligations of their debtors are considered as noncurrent assets held for sale by running auctions that typically occur within one year.

Noncurrent assets held for sale are measured at the lower of the fair value less cost to sell and the book value on the date on which they are classified in this category. Noncurrent assets held for sale are not depreciated.

Losses for impairment to an asset or disposal group as a result of a reduction in book value to fair value (less costs to sell) are recognized in “Gains on disposal of noncurrent assets held for sale not classified as discontinued operations” in the consolidated income statement. Gains on a noncurrent asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase their book value and are recognized in the consolidated income statement up to the amount equivalent to the losses for impairment previously recognized.

Tangible Assets

Tangible assets include the value of buildings, land, furniture, vehicles, computer equipment (hardware) and other fixtures owned by Santander Brazil, including tangible assets received by Santander Brazil in total or partial settlement of financial assets representing receivables from third parties, to be kept for continuous use, and tangible assets acquired under financial leases, which are stated at acquisition cost less the related accumulated depreciation and any losses due to non-recovery (net book value higher than recoverable amount).

Depreciation is calculated using the straight-line method based on the acquisition cost of the asset less its residual value. The land on which buildings and other structures are located has an indefinite useful life and therefore is not depreciated.

The depreciation expense of tangible assets is recognized in the consolidated income statement and calculated basically using the following depreciation rates (based on average years of estimated useful life of the various assets):

Santander Brazil assesses at the end of each reporting period, whether there is any indication that the items of tangible assets may present a loss in its recoverable amount, i.e., an asset that presents the book value above the net realizable value, either for use or sale. The property valuation is done through reports prepared by independent companies.

Once identified an impairment of tangible assets, this is adjusted to achieve the realizable value through accounting recognition of an impairment loss in the recoverable value recorded in “Impairment losses on other assets”. Additionally, that asset depreciation value is recalculated in order to adjust the value of the asset's useful life.

In case of evidence or indication of a recovery in the value of a tangible asset, Santander Brazil recognizes the reversal of impairment loss recorded in prior periods and must adjust the future depreciation expenses according to the value of the asset's useful life. Under no circumstances the reversal of a loss for impairment of an asset may increase its book value above the amount it would have, if no loss for impairment had been recognized in prior years.

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10.3        Occurred and expected events with material effects on the financial statements:

Conservation and maintenance expenses, relating to fixed assets for own use, are recognized as expenses in the period they are incurred.

Intangible Assets

Intangible assets represent identifiable non-monetary assets (separable from other assets) without physical substance that result from a legal transaction or internally developed software. Only assets whose cost can be estimated reliably are recognized, as well as those from which the consolidated entities consider it probable that future economic benefits will be generated.

Intangible assets are initially recognized at acquisition cost or production cost and are subsequently measured by deduction from any accrued amortization and any accrued non-recovery losses.

j.      Goodwill

k.

When acquiring investments in controlled companies, any difference between the investment cost and the investor's share in the net fair value of the identifiable assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 – “Business Combinations”.

Goodwill is recognized only when the amount of the consideration acquired of the investee exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that can not be individually identified and separately recognized.

At the end of each reporting period or whenever there is any indication of impairment loss, goodwill is tested for impairment (impairment test where the amount of the recoverable amount is less than the book value) and if there is any loss, Goodwill is written-off with recognition as losses on other assets (net) - Other intangible assets, in the Consolidated Statement of Income.

The adjustments of the net fair value of identifiable assets, liabilities and contingent liabilities of the investee in relation to their book value are allocated to individual identifiable assets acquired and liabilities assumed that comprise the basis of their respective fair values at the purchase date.

In the case of a business combination achieved in stages, it is remeasured again the previous participation in the acquiree at fair value at the acquisition date when control of acquiree is obtained.

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are controlled by the same party or parties before and after the business combination, and that control is not transitory and, therefore, is recorded at their book values.

ii. Other intangible assets

It is an identifiable non-monetary asset without physical substance. It is basically derived from software development and acquisition of rights (such as a customer list acquired) that are capable of generating economic benefits for Santander Brazil. It may be of definite or indefinite term.

Other intangible assets are considered to have an indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for Santander Brazil, or a finite life span in all other cases.

Intangible assets with indefinite useful lives are not amortized but instead, at the end of each period, the entity revises the remaining useful life of the assets to determine whether they continue to be indefinite and, if this is not the case, the change should be accounted for as a change in accounting estimate. Intangible assets with finite useful lives are amortized over its useful life using methods similar to those used to depreciate tangible assets.

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10.3        Occurred and expected events with material effects on the financial statements:

The amortization expense is recognized under “Depreciation and amortization” in the consolidated income statement.

Santander Brazil assesses at the end of each reporting period whether there is any indication that the intangible assets may present a loss in its recoverable amount, i.e., an asset that presents the book value above the net realizable value. If any impairment is identified, this is adjusted to achieve realizable value.

The measurement of impairment of other intangible assets – software – is performed based on the value in use, as well as analysis of the discontinuity of the asset in relation to the activities of Santander Brazil.

Santander Brazil uses the value in use of intangible assets – customer lists – as a basis for measuring the recoverable amount since it is not reasonably possible to determine net selling price because there is no basis for making a reliable estimate to be obtained by selling the asset in an arm's length transaction between knowledgeable and willing parties. The value in use of purchased customer lists related to the purchase of “payrolls” is determined individually. It is prepared by the business areas a “Business Case” which aims to demonstrate the expected generation of future economic benefits and the present value of expected cash flows. Quarterly, these “Business Cases” are revised based on the actual cash flows of each business (value in use), which are compared to the book value, checking whether there is a need to record a loss for non-recoverability.

Other Assets

This heading includes the balance of all prepayments and accrued income (excluding accrued interest), the net difference between pension plan obligations and the value of plan assets with a balance in favor of the entity, if the net amount is to be reported in the consolidated balance sheet, and the value of any other amounts not included in other items.

Liabilities for insurance contracts

Liabilities for insurance contracts consist mainly of mathematical reserves for benefits to be granted and granted (PMBaC and PMBC). Insurance contracts are contracts where Santander Brazil accepts a significant risk - other than financial risk – of a policyholder by agreeing to compensate the beneficiary in the occurrence of uncertain future events where the beneficiary is adversely affected.

Insurance liabilities are recognized when the contract is entered and the premium is charged.

Contracts that are classified as insurance are not subsequently reclassified. The liability is derecognized when the contract expires or is cancelled.

Mathematical reserves for benefits to be granted are recognized based on contributions made under the capitalization system. Mathematical reserves for benefits to be granted represent guarantees on continued income plans in which they are recognized through actuarial calculations for PGBL and VGBL.

All valuation methods used by the subsidiaries are based on the general principle that the book value of the net liability must be sufficient to meet all foreseeable liabilities arising from insurance contracts. Investment assumptions are also determined by the local regulatory agency or based on future expectations of the management. In the latter case, the anticipated return of the future investment is defined by management considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities is the annual long-term growth rate of the underlying assets.

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10.3        Occurred and expected events with material effects on the financial statements:

Tests are carried out to verify that the mathematical reserves are appropriate to each year.

Contingent reserves, assets and liabilities

Santander Brazil and its subsidiaries are involved in legal and administrative tax, labor and civil proceedings, in the regular course of business.

The legal and administrative proceedings are recognized for accountancy purposes based on the nature, complexity and history of lawsuits and on the opinion of internal and external legal counsel.

Reserves are set up when the risk of loss of administrative or legal proceeding is considered probable and the amounts can be reliably measured, based on the best information available. Reserves include legal obligations, legal and administrative proceedings relating to tax and social security obligations, the purpose of which is to challenge their legality or constitutionality which, regardless of the assessment on the probability of success, is fully recognized in the financial statements. They are wholly or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of consolidated entities. In accordance with accounting standards, contingent liabilities classified as possible losses are not recognized but disclosed in the explanatory notes to the financial statements.

Contingent assets are not recognized in accountancy, except when there are real guarantees or favorable court decisions, on which no further appeals can be filed, so that the gain is almost certain.

Contingent assets with probable success, if any, are only disclosed in the financial statements.

The Management believes that the reserves are sufficient to cover possible losses from lawsuits and administrative proceedings, and believes that, in the aggregate, they will not have significant impacts on the results, cash flows or financial condition of Santander Brazil.

Given the uncertainties arising from the proceedings, it is not practicable to determine the time of any outflow (disbursement).

Stock-based compensation

Santander Brazil has long-term compensation plans under terms and conditions for acquisition. The main terms and conditions for acquisition are: (1) employment conditions, provided that the participant remains employed during the period of the Plan, to acquire a position to exercise their rights; (2) performance conditions - the number of Units exercisable by participants will be determined according to the result of measurement of a performance parameter of Santander Brazil: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of Return on Risk-Adjusted Capital (RORAC) reducer, comparing conducted and budgeted in each year, as determined by the Board of Directors; and (3) market conditions, since some parameters are subject to the market value of the shares of Santander Brazil. Santander Brazil measures the fair value of the services rendered by reference to the fair value of the equity bonds granted at the grant date, taking into account market conditions for each plan when the fair value is estimated.

Share Settlement

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10.3        Occurred and expected events with material effects on the financial statements:

Santander Brazil measures the fair value of the services rendered by reference to the fair value of the equity bonds granted at the grant date, taking into account market conditions for each plan when the fair value is estimated. In order to recognize the personnel expenses in contrast with the capital reserves during the effective term, as the services are received, Santander Brazil considers the treatment of service conditions and the recognizes the amount for services received over the effective term, based on the best evaluation of estimate for the number of equity bonds expected to be granted.

Cash Settlement

For share-based payments settled in cash (in the form of share valuation), Santander Brazil measures the services rendered and the corresponding liability incurred at the fair value valuation of the shares at grant date and until the liability is settled, Santander Brazil reassesses the fair value of the liability at the end of each reporting period and the date of settlement, with any changes in fair value recognized in earnings. In order to recognize the personnel expenses in contrast with the reserves in “other liabilities” in the whole effective term, reflecting in the period in which services are received, Santander Brazil bases the total liabilities on the best estimate of the amount of stock appreciation rights to be acquired at the end of the effective term and recognizes the value of the services received during the effective term based on the best available estimate. Periodically, Santander Brazil analyzes such an estimate of the number of stock appreciation rights to be acquired at the end of the grace period.

Recognition of income and expenses

The most significant criteria used by Santander Brazil to recognize its income and expenses are summarized below:

i. Interest and similar income and expense

Interest and similar income and expense are generally recognized on an accrual basis, using the method of effective interest rate. Dividends received from other companies are recognized as revenue when the right to receive them arises for the consolidated entities.

However, the recognition of accrued interest on the consolidated statement of income is suspended for debt bonds and loans and prepayments individually classified as impaired and for bonds whose losses for impairment have been evaluated collectively for having arrears for more than three months. This interest is recognized as revenue when charged, as a reversal of the losses for impairment.

ii. Commissions, fees and similar items

Income and expenses from fees and commissions are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are:

•                Income and expenses from fees and commissions, relating to financial assets and financial liabilities measured at fair value in the income statement, are recognized when paid;

•                Those arising from transactions or services performed over a period of time are recognized over the lifespan of these transactions or services; and

•                Those arising from services rendered in a single act are recognized upon execution of such single act.

iii. Non-interest income and expenses

They are recognized for accounting purposes on an accrual basis.

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10.3        Occurred and expected events with material effects on the financial statements:

iv. Deferred collections and payments

Recognized, for accounting purposes, at the amount resulting from discounting the expected cash flows, at market rates.

v. Fees for loan agreements

Fees for loan agreements, particularly application and borrowing fees, are accrued and recognized in income over the term of the loan. In case of borrowing fees, the portion relating to direct costs incurred in the loan agreement is recognized immediately in the consolidated income statement.

Financial Guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if such third party fails to do so, regardless of the various legal forms they may have, such as guarantees, irrevocable letters of credit issued or confirmed by the entity, etc.

Santander Brazil initially recognizes financial guarantee liabilities in the consolidated balance sheet at fair value, which generally is the present value of fees, commissions and interest receivable from these contracts over their term, and simultaneously recognizes as assets on the consolidated balance sheet the value of fees, commissions and interest received at the beginning of the transaction and the amounts of fees, commissions and interest receivable at the present value.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, as appropriate, to consider whether a reserve is required. The credit risk is determined by applying criteria similar to those established for the quantification of losses for impairment on debt bonds measured at amortized cost.

Reserves for these transactions are recognized under “Reserves – Reserves for contingent liabilities, commitments and other reserves” in the consolidated balance sheet.

If a specific reserve is necessary for financial guarantees, relevant commissions payable, recognized under “Financial liabilities at amortized cost - Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate reserve.

Post-employment benefits

Plans for post-employment benefits include commitments undertaken by Santander Brazil for: (i) supplement the benefits of public social security; and (ii) medical assistance in cases of retirement, permanent disability or death for eligible employees and their direct beneficiaries.

Defined contribution plans

Defined contribution plan is the plan for post-employment benefits for which Santander Brazil and its subsidiaries as a sponsor pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits for services rendered in the current period and prior periods.

Contributions made in this connection are recognized as “Personnel expenses” in the consolidated income statement. The amounts not yet contributed by the end of each year are recognized at their present value, as “Reserves – Reserves for pensions and similar obligations” in the consolidated balance sheet.

Defined benefit plans

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10.3        Occurred and expected events with material effects on the financial statements:

Defined benefit plan is a plan for post-employment benefits other than a defined contribution plan.

The present value of the obligations of the defined benefit plans is recorded net of (i) the fair value of plan assets, and (ii) net actuarial gains and/or losses, which are deferred using the corridor method, (iii) the past service costs, which are deferred for a grace period (vesting period). Obligations are recorded as “Reserves – Reserves for pension funds and similar obligations” in the consolidated balance sheet.

An asset - the actuarial asset - is recognized in the balance sheet as “Other Assets” in case the net value represents an asset. This situation applies when (i) the excess funds represents future economic benefits in the form of return of resources to sponsor or reduction in future contributions, under the conditions laid down in the Resolution by the Supplementary Pension Management Council (CGPC) 26/2008, and (ii) resulting from any actuarial losses and past service cost accrued and unrecognized net which will be offset in the long term.

Plan assets are defined as those that will be directly used to settle obligations and that (i) are owned by the sponsored entity, and (ii) may be used only to pay or fund post-employment benefits and can not be returned to the sponsored entities, unless there is an excess of resources pursuant to the provisions of CGPC Resolution 26/2008.

Actuarial gains and losses are those resulting from differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Santander Brazil uses the corridor method and recognizes in the result the net value of actuarial gains and/or losses accrued, that exceed 10% of the present value of plan assets or 10% of the fair value of plan assets, whichever is higher.

The past service cost arises from changes in the current post-employment benefits or the introduction of new benefits, is recognized in the income statement linearly over the period between the time that the new commitments arise and the date on which the employee is entitled irrevocably to receive the new benefits.

Post-employment benefits are recognized in the income statement as follows:

•  Current service cost - the increase in the present value of the obligations resulting from employee services in the current period - “Personnel expenses”.

•  Interest cost - the increase in the present value of obligations as a result of the passage of time - “Interest and similar expenses”.

•  The expected return on plan assets and gains or losses on the value of plan assets - “Interest and similar income”.

•  The actuarial gains and losses calculated using the corridor method and unrecognized cost of past service - “Reserves (Net)”.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.3        Occurred and expected events with material effects on the financial statements:

Defined benefit plans are recorded based on actuarial valuation carried out annually by an external consultancy, at the end of each year to be effective for the subsequent period. The actuarial valuation of these plans depends on a number of assumptions, among which the following stand out:

•      Interest rates undertaken;

•      Mortality tables;

•      Annual index applied to pension review;

•      Price inflation index;

•      Annual salary adjustment index; and

•      Method used to calculate commitments for entitlements of active employees.

Other long-term benefits to employees

Other long-term benefits to employees, defined as obligations to early retirees - those who, no longer providing services to an entity, but without being legally retired, continue to have economic rights in relation to the entity until they acquire the legal status of retirees - bonuses for length of service, obligations for death of spouse or disability before retirement, which depend on the employee's length of service at the entity, and other similar items, are treated for accounting purposes, as applicable, as established above for post-employment defined benefit plans, except that all past service costs and actuarial gains and losses are recognized immediately.

Termination Benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, on condition that the implementation of the plan has begun, its main features have been publicly announced, or objective facts concerning its implementation have been disclosed.

Income Tax

The income tax is calculated at the rate of 15%, plus an additional 10%, and social contribution on net income is calculated at the rate of 15% for financial institutions, after such adjustments as determined by tax laws, and 9% for non-financial entities.

The expense of Corporate Income Tax (IRPJ) is recognized in the consolidated income statement, except when it results from a transaction recognized directly in net equity, in which case the tax effect is also recognized in net equity.

The expense for current income tax is calculated as the sum of current tax resulting from the application of the appropriate rate to taxable income for the year (net of any allowable deductions for tax purposes) and changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax asset includes the value of all tax assets, classified as “Current” - tax amounts to be recovered over the next 12 months - and “Deferred” - tax amounts to be recovered in future years, including those arising from tax losses or tax credits not utilized.

Tax liability includes the value of all tax liabilities (excluding deferred taxes), classified as “Current” - the amount payable in relation to income tax on the taxable profit for the year and other taxes over the next 12 months - and “Deferred” - amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be payable or recoverable on differences between the book values of assets and liabilities and their respective tax bases, and accrued tax losses and credits. These values are measured at the tax rates expected to apply in the period when the asset is realized or the liability is settled.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.3        Occurred and expected events with material effects on the financial statements:

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Other deferred tax assets (accrued tax credits and losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be used.

Income and expense recognized directly in net equity are accounted as temporary differences.

Deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to determine whether they still exist, performing appropriate adjustments based on the findings of the analyzes.

In accordance with current regulations, the expected realization of deferred tax credits of Santander Brazil is based on projections of future results and based on a technical study.

PIS and COFINS are calculated at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions can deduct certain financial expenses in determining the calculation basis of PIS and COFINS. PIS and COFINS are considered as components of earnings (net of certain revenues and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.6        Internal controls covering the financial statements; efficiency and deficiency level; recommendations contained in the auditor's report:

10.6    With respect to internal controls adopted to ensure the preparation of reliable financial statements, officers should comment on:

a.         Efficiency level of such controls, indicating possible flaws and actions taken to correct them:

Based on the evaluation of the effectiveness of controls and procedures performed and supervised on December 31, 2012 by the directors of Santander Brazil, it was concluded that the controls and procedures are effective to ensure the integrity of the information relating to the financial statements published by Santander Brazil, and were in accordance with the requirements of the Public Company

Accounting Oversight Board and Section 404 of the Sarbanes-Oxley Act.

The internal control process on financial reporting is designed under the supervision of chief executive of Santander Brazil and key financial managers, directors and other employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The internal control on the financial statements reporting includes the following policies and procedures:

•                Pertaining to bookkeeping which, in reasonable detail and accuracy, fairly reflect the transactions and dispositions of assets;

•                Providing reasonable assurance that transactions are recorded as necessary to prepare the financial statements in accordance with generally accepted accounting principles, and that proceeds and expenditures are being made only in accordance with the consent of management and directors; and

•                Providing reasonable assurance of prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

In view of inherent limitations, internal controls on financial reporting may fail to prevent or detect certain flaws. Also, projections of any effectiveness evaluation on future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company has adapted the process of internal control on financial reporting in the strictest international standards and in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission. These guidelines were extended and implemented in the companies of Santander Brazil Group, applying a common methodology to standardize the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

The Company has a corporate area responsible for implementing and maintaining the internal controls model – SOX (MCI). This model is consolidated by documented information in a single database, called "SOX System", with access to the responsible managers and other authorized users, including auditors, through the intranet or email address.

The system supports the administration in the management of MCI, and document the sub-processes, risks and associated controls, and also to carry out certification by the responsible managers of control activities, sub-processes, procedures, activities and subgroups, which provides comfort as to the financial statements for certification by CEO and Vice CEO of the Company.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.3        Occurred and expected events with material effects on the financial statements:

Based on this assessment, the Board of Santander Brazil considers that the internal controls for the preparation and issuance of financial reports on December 31, 2012 did not have significant weaknesses.

(b)       Deficiencies and recommendations on internal controls contained in the independent auditor's report:

The detailed review conducted on the effectiveness of the internal control environment of Santander Brazil in 2012, completed in March 2013, by the independent auditors (Deloitte Touche Tohmatsu), within the certification process of the Sarbanes-Oxley Act, did not identify significant deficiencies, risks or breaches of relevant laws or regulations.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.7        Allocation of funds from public offers of distribution, and possible deviations:

10.7    If Santander Brazil has made any public offering of securities, the officers should comment on:

(a)       How the proceeds from the offering were used:

Not applicable for the years 2010, 2011 and 2012.

(b)       If there were any significant deviations between the effective allocation of funds and the allocation proposals disclosed in the prospectus of distribution:

Not applicable.

(c)       In case of deviations, the reasons for such deviations:

Not applicable.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.8        Relevant items not evinced in the financial statements:

10.8    Officers should describe the relevant items not evinced in the financial statements of the issuer, indicating (at year end):

(a)       assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:

i. leases, assets and liabilities:

Santander Brazil rents properties, mainly used for branches, based on standard agreements, which can be terminated at its own will, and includes rights to renewal options and escalation clauses, classified as operating leases. The total future minimum payments of non-cancelable operating leases at December 31, 2012 is BRL 2,373,881, out of which, BRL 606,154 within 1 year; BRL 1,511,332 between 1-5 years; and BRL 256,395 over five years. Additionally, Santander Brazil has contracts with an indefinite term, in the amount of BRL 2,262 as monthly rent corresponding to this kind of contract.

Payments for operating leases recognized as expenses in the year were valued at BRL 620,542.

The rental contracts will be adjusted annually in accordance with applicable laws in force, while the highest percentage is in accordance with IGP-M. It is secured to the tenant the right to terminate the contract unilaterally, at any time, according to contract clauses and current laws.

ii. written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating the respective liabilities:

Not applicable; no off-balance sheet items.

iii. contracts for future purchase and sale of products or services:

Not applicable; no off-balance sheet items.

iv. contracts for unfinished construction works:

Not applicable; no off-balance sheet items.

v. contracts for future financing receivables:

Not applicable; no off-balance sheet items.

(b)       Other items not evinced in the financial statements:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.8        Relevant items not evinced in the financial statements:

Financial Derivatives

The composition of the reference (notional) and/or contractual values and the fair values of trading derivatives and hedge maintained by Santander is the following:

In thousands of reais	Reference Value (notional)	2012	Fair Value	Reference Value (notional)	2011	Fair Value	Reference Value (notional)	2010	Fair Value

“Swap”			(109,449)			(195,880)			553,953
Assets	112,138,690		16,792,479	99,094,099		9,228,909	89,974,142		18,374,023
Certificate of financial deposits - DCI	34,842,507		4,981,610	32,413,067		8,223,265	37,384,081		16,865,287
Interest Rate Pre - Real (1)	16,341,376		11,810,869	5,684,619		1,005,644	3,976,036		1,508,736
Indexed to Price Indexes and interests	14,386,596		-	13,259,314		-	11,662,920		-
Foreign Currency	46,477,772		-	47,621,292		-	36,923,396		-
Others	90,439		-	115,807		-	27,709		-
Liabilities	112,255,326		(16,901,928)	99,326,333		(9,424,789)	89,759,177		(17,820,070)
Certificate of financial deposits - DCI	30,506,604		-	23,700,429		-	20,794,805		-
Interest rate in Pre-reais	4,694,953		-	5,311,504		-	2.453,015		-
Indexed to Price Indexes and interests	19,509,496		(5,512,171)	19,781,674		(6,325,475)	15,021,487		(3,084,207)
Foreign Currency (1)	57,406,818		(11,355,697)	50,340,717		(3,004,037)	51,237,260		(14,522,887)
Others	137,455		(34,060)	192,009		(68,277)	252,610		(212,976)
Options	266,260,940		(159,048)	266,612,580		(329,357)	363,612,753		(134,502)
Purchase Commitments	107,224,381		297,124	110,672,248		208,117	166,047,798		210,232
Dollar Purchase Options	1,792,837		31,993	1,299,890		39,528	3,594,587		58,218
Dollar Sale Options	1,748,915		24,087	794,230		65	1,627,126		43,853
Purchase Options other (2)	46,244,224		45,920	74,456,856		48,267	94,486,883		72,435
Interfinancial market	45,411,468		2,289	73,455,970		14,994	-		-
Other (2)	832,756		43,631	1,000,886		33,273	-		-
Sales Options other (2)	57,438,405		195,124	34,121,272		120,257	66,339,3202		35,726
Interfinancial market	56,963,540		185,813	31,754,691		41,309	-		-
Other (2)	474,865		9,311	2,366,581		78,948	-		-
Purchase Commitments	158,836,559		(456,172)	155,940,332		(537,474)	197,564,955		(344,7334)
Dollar Purchase Options	1,453,215		(28,003)	2,842,096		(17,896)	4,162,415		(91,393)
Dollar Sale Options	1,385,098		(6,036)	2,848,995		(7,683)	2.967,037		(8,485)
Dollar Purchase Options
	83,389,536		(103,294)	69,094,441		(100,105)	108,921,695		(126,295)

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.8  Relevant items not evinced in the financial statements:

Interfinancial market	81,602,615	(4,241)	67,744,926	(20,471)
Other (2)	1,786,921	(99,053)	1,349,515	(79,634)
Dollar Sale Options	72,608,710	(318,839)	81,157,800	(411,790)	81,513,808	(118,561)
Interfinancial market	71,156,608	(272,536)	78,492,974	(293,479)
Other (2)	1,452,102	(46,303)	2,661,826	(118,311)
Futures contracts	61,247,088	-	100,361,012	-	94,302,441	-
Bought Position	40,376,893	-	46,879,640	-	50,679,903	-
Exchange Coupon (DDI)	2,916,996	-	1,727,725	-	2.856,706	-
				-
Interest Rate (DI1 and DIA)	30,144,684	-	42,328,562	-	47,296,910	-
Foreign Currency	6,576,093	-	2,563,038	-	171,136	-
Index 3	133,917	-	78,332	-	267,987	-
“Treasury Bonds/Notes”	605,203	-	178,570	-	59,975	-
Others	-	-	3,413	-	27,189	-
Position sold	20,870,195	-	53,481,372	-	43,622,538	-
Exchange Coupon (DDI)	14,091,511	-	17,359,882	-	5.504,291	-
Interest Rate (DI1 and DIA)	6,556,673	-	21,981,554	-	33,908,636	-
Foreign Currency	12,414	-	13,923,253	-	3.862,750	-
Index 3	17,926	-	38,496	-	205,387	-
“Treasury Bonds/Notes”	191,671	-	178,187	-	141,474	-
Term Contracts and Others	21,766,014	(280,085)	22,726,891	(29,941)	14,459,141	(157,406)
Purchase Commitments	11,046,667	197,859	11,564,473	298,083	6.561,234	(78,006)
Currencies	11,046,667	197,859	11,556,048	298,083	6.559,748	(78,006)
Others	-	-	8,425	-	1.486	-
Purchase Commitments	10,719,347	(477,944)	11,162,418	(328,024)	7.897,907	(79,400)
Currencies	10,797,139	(185,614)	11,138/22	(272,312)	7.759,,347	(216,417)
Others	(77,792)	(292,330)	24,396	(55,712)	138,560	136,747

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.8  Relevant items not evinced in the financial statements:

The composition of the reference (notional) and/or contractual values of trading derivatives per maturity date, is as follows:

In thousands of reais			2012			2011	2010
	Up to 3 months	3 to 12 months	Above 12 days		Total	Total	Total

Swap	18,705,291	24,461,642	68,971,757		112,138,690	99,094,099	89,974,142
Options	149,205,432	68,038,209	48,817,299		266,060,940	266,612,580	363,612,753
Futures contracts	21,798,030	7,963,925	31,485,133		6,247,088	100,361,012	94,302,441
Term Contracts and Others	12,750,815	5,274,876	3,740,323		21,766,014	22,726,891	14,332,682
Total	202,459,568	105,738,652	153,014,512		461,212,732	488,794,582	562,222,018

In thousands of reais			2012			2011	2010
	Scholarships (1)	Cetip (2)	Tour		Total	Total	Total

Swap	26,772,074	49,280,886	36,085,730		112,138,690	99,094,099	89,974,142
Options	264,359,394	1,701,546	-		266,060,940	266,612,580	363,612,753
Futures contracts	62,247,088	-	-		61,247,088	100,361,012	94,602,441
Term Contracts and Others	3,077	14,409,872	7,353,065		21,766,014	22,726,891	14,332,682
Total	352,381,633	65,392,304	43,438,795		461,212,732	488,794,582	562,222,018
(1) Includes securities traded on BM&FBOVESPA and other values and goods.
(2) Includes securities traded in other cameras of compensation

The details of the fair value of derivatives for trading recorded on the asset and liabilities on:
In thousands of reais	2012			2011		2010
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities

"Swap" Differential Receivable/Payable (1)	4,092,378	4,327,209	3,485,915		3,485,915	4,435,651	3,766,171
Awards of Options to exercise	297,124	456,172	537,474		537,474	210,232	344,734
Term Contracts and Others	329,633	609,717	722,342		722,342	487,116	644,521
Total	4,719,135	5,393,098	4,745,731		4,745,731	5,132,999	4,755,426
(1) Includes "swaption", credit derivatives and embedded derivatives.

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10.8        Relevant items not evinced in the financial statements:

In thousands of reais	Curve Value	2012 market value	Market Adjust	Curve Value	2011 market value	Market Adjust	Curve Value	2010 market value	Market Adjust

Hedge Instruments
Swap contracts	59,148	(147,817)	(88,669)	74,928	76,175	1,247	118,348	115,528	(2,820)
Assets	1,581,458	105,351	1,686,809	417,731	453,595	35,864	549,276	557,766	8,490
Certificates of Deposit
Interfinancial – CDI	1,039,229	5,241	1,044,809	145,940	146,711	771	424,211	426,852	2,641
Indexed in Foreign Currency -
Pre-Dollar	255,056	24,302	279,358	271,791	306,884	35,093	125,065	130,914	5.89
Indexed in Foreign Currency -
Libor - Euro	287,173	75,808	362,981	-	-	-	-	-	-

Liabilities	(1,522,310)	(253,168)	(1,775,478)	(342,803)	(377,420)	(34,617)	(430,928)	(442,238)	(11,310)
Indexed in Foreign Currency -
Dollar	(1,070,666)	(185,072)	(1,255,738)	(101,410)	(102,318)	(908)	(305,837)	(311,367)	(5,530)
Indexed in Foreign Currency -
Interest (2)	(245,530)	(50,678)	(296,208)	-	-	-	-	-	-
Indexed in Foreign Currency -
Pre-Dollar	(35,076)	(3,062)	(38,138)	(55,498)	(60,565)	(5,067)	(125,091)	(130,871)	(5,780)
Certificates of Deposit
Interfinancial – CDI	(171,038)	(14,356)	(185,394)	(185,895)	(214,537)	(28,642)	-	-	-

Hedge Instruments	1,593,371	119,818	1,713,189	342,473	346,260	3,787	429,896	443,446	13,550
Credit card	1,229,701	83,785	1,313,486	342,473	346,260	3,787	429,896	443,446	13,550
Indexed in Foreign Currency -
Dollar	1,021,123	93,162	1,114,285	100,871	102,321	1,450	304,794	311,381	6,587
Indexed in Foreign Currency -
Pre-Dollar	35,094	676	35,770	55,663	60,565	4,902	125,102	132,065	6,963
Certificates of Deposit
Interfinancial – CDI	173,484	(10,053)	163,431	185,939	183,374	(2,565)	-
Obligations for Loans	363,670	36,033	399,703	-	-	-	-	-	-

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

10.8        Relevant items not evinced in the financial statements:

Cash Flow Hedge

Securities Available for Sale -                         363,670                36,033                   399,703

Debentures

Hedging of Cash Flow

In thousands of reais	Curve Value	Curve Value	2012	Curve Value	Market Adjust	2011 market value	2010 market value
Hedge Instruments
Swap contracts		(18,866)		(17,846)	(36713)	-	-
Assets	818,997	818,997		60,173	879,170	651,490	-
	678,335	678,335		53,619	731,954
Indexed in Foreign Currency - Swiss Franc (1)						300,488	-

Indexed with Interest Rate Pre - Real (2)	-	-	-	-	-	351,002	-

Indexed with Interest Rate Pre - Chilean Peso (2)	91,379	91,379		6,584	97,963	-	-

Indexed to Foreign Currency - Yuan Renminbi (3)	49,283	49,283		(30)	49,253	-	-
Liabilities	(837,864)	(837,863)		(78,019)	(915,883)	(681,844)	-

Indexed in Foreign Currency Pre - Dollar	(837,684)	(837,863)		(78,019)	(915,883)	(681,844)	-
Futures Contracts (3) (4)	34,567,439	-	-	-	-	(1,794,034)	(6,850,698)
Interest rates (p.a.)	18,962,863					(1,794,034)	(6,850,698)
Foreign Currency - US Dollar (5)	15,604,576	-	-	-	-	-	-

In thousands of reais			2012	2011		2010
Object of "Hedge" - Value of the curve	19,607,312			2,518,986		7,385,636
Eurobonds	820,077			300,803		-
Obligations for Loans Outside	-			351,002		-
Bank Deposit Certificates (CDB)	18,787,235			1,867,181		7,385,636

(1) Operations maturing on December 1, 2014 and April 12, 2016, whose object of hedging is Eurobond transactions.

(2) Operation maturing on April 13, 2016, whose object of hedging is a Eurobond transaction.

(3) Operation maturing on December 24, 2014, whose object of hedging is a Eurobond transaction.

(4) Operation maturing on January 2, 2014 with updated value of bonds at BRL 18,237,294 (12/31/2011: BRL 1,812,796), whose object of hedging are certificates of deposits – CDB.

(5) Operation maturing on January 31, 2013 with updated value of bonds at BRL 15,531,390, whose object of hedging is loans – loan agreements and export and import credit facilities.

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(6) Operation maturing on June 15, 2012, whose object of hedging is transactions in obligations for borrowings abroad.

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Guarantees and Commitments

Joint obligations and risks in guarantees rendered to clients, entered to offset accounts, reached BRL 28,063 million in 2012; BRL 22,572 million in  2011; and BRL 22,563 million in 2010.

Funds under out management but not entered in the balance sheet

The aggregate value of the net equity of the investment funds under the management of Santander Brazil was BRL 113,854 million in 2012, BRL 113,022 million in 2011; and BRL 111,338 million in 2010.

Agrement for Clearing and Settlement of Obligations

Santander Brazil has an agreement for clearing and settlement of obligations under SFN (Domestic Financial System) executed with individuals and corporations who are members of SFN, resulting in higher assurance of financial settlement, with counterparties to that kind of agreement. Such agreements stipulate that the payment obligations to Santander Brazil, arising from credit and derivative operations, in case of default by the counterparty, will be offset against the payment obligations of the Company with the counterparty.

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10.9        Comments on items not evinced in the financial statements:

10.9    In relation to each of the items not evinced in the financial statements, as indicated in subsection 10.8, the officers should comment:

(a)       How such items change or may change revenues, expenses, operating income, financial expenses or other items of financial statements:

Items mentioned in subsection 10.8. No further effects to be evinced.

(b)       Nature and purpose of the operation:

Items mentioned in subsection 10.8. No further effects to be evinced.

(c)       Nature and amount of obligations undertaken and rights created in favor of the Company as a result of the operation:

Items mentioned in subsection 10.8. No further effects to be evinced.

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10.10     Business Plan

10.10  Officers should indicate and comment on the key elements of the Company's business, specifically the following topics:

a.         Investments, including:

i. quantitative and qualitative description of ongoing and planned investments

ii. sources of investment financing

iii. relevant ongoing divestments planned divestments

Our major capital expenditures consist of investments in information technology. The technology platform we adopted remains focused on our customers and supports our business model. In each of the years 2012, 2011 and 2010, total investments in information technology were BRL 958 million, BRL 848 million and BRL 1,150 million, respectively.

In 2012, we continued to enhance our technology platform through investments in systems and technology upgrade of equipment. During this fiscal year, our main project was the building of the new Datacenter, with which we intend to meet the most advanced requirements in terms of Datacenter. We expect to invest a total of BRL 226 million to build the Datacenter, out of which BRL 61 million was invested in 2012.

The technology management by specialized companies belonging to Santander Spain Group allows us to achieve global scale and other benefits similar to outsourcing, without the downside of losing control of outsourcing core activities.

Our main divestment in the last three fiscal years, and to date, in March 2010, was the building that housed the former headquarters of Banco Real, located at Avenida Paulista 1374, São Paulo, for a total value of BRL 270 million. This transaction was consummated through a purchase agreement dated March 4, 2010 with Fundo de Investimento Imobiliário Prime Portfolio, corresponding to the sale of 60% of the building, and a purchase agreement dated March 5, 2010 with Top Center Empreendimentos e Participações Ltda., corresponding to the sale of 40% of the building. We have financed 40% of the purchase price of the building.

b.         If already disclosed, indicate the acquisition of plants, equipment, patents, or other assets that may materially affect the Company's production capacity:

We completed the construction of our technology, research and data processing facility, in the city of Campinas, state of São Paulo, which is currently undergoing commissioning tests, before being transferred to the control of Produban. The first datacenter of such facility is to be delivered on May 15, 2013.

c.         New products and services, including:

i.          description of research in progress already disclosed;

ii.         total amounts paid by the Company in research and development for new products or services;

iii.        projects in progress already published;

iv.        total amounts paid by the Company in developing new products or services.

The development of products and services of Santander Brazil generally does not require additional investments to those usually already considered in the annual budget and does not reach a relevant amount in relation to the total administrative expenses.

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10.11-Relevant items not evinced in the financial statements:

However, even without a significant amount of investment in 2010, Santander Brazil announced its first action in the market of card electronic transactions acquisition, capture and processing, in partnership with GetNet, a company specializing in this business. Drawing on the entry in this segment, Santander Brazil launched “Santander Integrated Account” – a business aimed to small and medium enterprises. The novelty enables the business unit to have a current account with integrated domicile – which means receiving on a unified basis the credits of MasterCard and Visa – and accept a wide variety of regional cards and selling services, all in one terminal.

The “Santander Integrated Account” has another differential, a special line of credit that allows the business unit to have access to credit operations for working capital. With the entry in the acquisition market, Santander Brazil carries to Brazil its international experience in the segment, where it is one of the world leaders. Currently, the credit and debit card transactions capture and processing machines work with MasterCard and Visa flags. Other brands, however, will be incorporated and may be operated on the same equipment to make the action of the dealer easier and cheaper.

Furthermore, on January 17, 2011, Santander Brazil announced to the market the launching, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio and owner of the use of Esso and Mobil brands in Brazil, in the first quarter of 2011, the Esso Santander credit card, in order to leverage their credit card business through partnerships.

We launched an exclusive network of opportunities for customers of Santander Cards Brazil: Santander Sphere. Through this network, customers have access to daily deals and discounts on selected partners. We also established a partnership with the network of movie theaters, Cinépolis, where customers who make their ticket purchase with our cards pay half. We continue working closely with our account holders with differentiated product offerings developed for their different needs. So we continued the expansion of our customer base, seeking constant improvement in their satisfaction.

We implemented SuperBonus Travel website, a portal that provides a bonus exchange for tickets, lodging, cruises, vacation packages and car rental, and even if the customer does not have enough bonuses to acquire the option of their choice, they can pay the difference through their Santander Brazil card. This is another initiative focused on linking our clients and hence making the Santander Brazil cards the first option of credit card to the customer.

During 2012, we consolidated the acquiring business which is a strong differentiator for customer acquisition in the segment of small and medium enterprises.

Santander Brazil closed in 2012 two trade agreements, one with Sodexho, world leader in services for life quality, and another with Embratec, leader of the fleet supply and maintenance segment. In the trade agreement with Embratec, we put priority focus in their division Ecofrotas.

In addition, Santander Brazil will market the services offered by Sodexho in benefits and incentives, including services Meal Pass, Food Pass, Transportation Pass, as well as light and heavy fleet management service, offered by Ecofrotas. With these agreements, the Santander GetNet POS machines will also accept, as of 2013, Sodexho cards, increasing our market share in segments of bars, restaurants and supermarkets.

As part of our strategy to become the best and most efficient bank in Brazil, we made several improvements, including the improvement of our credit analysis processes, generating greater flexibility and autonomy in our branch network, simplification of documentation processes, thereby accelerating the response to applications for loans with mortgage guarantees and expanding the channels of access to Santander Mobile.

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10.11     - Business Plan

10.11  Comment on other factors that have materially affected the operating performance and that have not been identified or discussed in other subsections of this section:

All factors that have materially affected the Company's operating performance have been identified and discussed here in this section; so, there are no further factors to review.

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11.1        Forecasts

11.1    Disclosed forecasts and assumptions

a. Subject matter of forecast

b. Forecasted period and validity of forecasts

c. Assumptions for forecasts

On March 8, 2013, a Relevant fact was published, with the information that, by decision of the corporate officers, it was decided to discontinue the publication of indicators (guidance), due to the fact that they are obtained based on a number of assumptions related to the economy performance, which, however, were not confirmed in 2012.

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11.2        Follow-up and changes in forecasts disclosed

11.2    In case that Santander Brazil has disclosed, during the past 3 fiscal years, forecasts on the evolution of their indicators:

a.         state which ones are being replaced by new forecasts included in form and which ones are being repeated in the form;

b.         regarding forecasts for periods elapsed, compare forecasted data with the actual performance indicators, clearly indicating the reasons for the differences in forecasts;

c.         regarding forecasts for periods still ongoing, report whether the forecasts are still valid on the date of delivery of the form and, if applicable, explain why they were abandoned or replaced.

On March 8, 2013, a Relevant Fact was published, with the information that, by decision of the corporate officers, it was decided to discontinue the publication of indicators (guidance), due to the fact that they are obtained based on a number of assumptions related to the economy performance, which, however, were not confirmed in 2012.

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12.1        Description of management structure

12.1    Describe the administrative structure of the issuer, as stated in its Bylaws and internal regulation, identifying:

a.         assignments of each body and committee;

b.         instatement date of the Fiscal Council, if not permanent, and creation date of committees;

c.         mechanisms for evaluating the performance of each body or committee;

d.         for members of the Board of Officers, their individual powers and duties; and

e.         mechanisms for evaluating the performance of the members of the Board of Directors, committees and Board of Officers.

In accordance with our Bylaws, we are managed by a Board of Directors and a Board of Executive Officers. Only individuals may be elected as members of the Board of Directors and Board of Executive Officers. The members of the Board of Directors may or may not be shareholders, whether or not resident in Brazil, and the members of the Board of Executive Officers may or may not be shareholders, as long as they reside in Brazil.

Besides these two administrative bodies, we also have three other statutory bodies: the Audit Committee, the Compensation & Appointment Committee, which report directly to the Board of Directors, and the Executive Committee. The Audit Committee and the Compensation & Appointment Committee were created and operate in accordance with the standards issued by the Brazilian Monetary Council, Resolutions 3198/04 and 3921/10, respectively. The activities of the Audit Committee are still governed by CNSP Resolution 118/04. The Executive Committee is a body of decision, composed of the CEO and VPs of the Company, and its operating rules and assignments are determined in bylaws.

Board of Directors

The Board of Directors is a deliberative body of the Bank as stipulated in our Bylaws and applicable laws. The Board of Directors is responsible for guiding the affairs of the Bank and its subsidiaries and affiliates in Brazil.

As of September 2, 2009, and as provided in our Bylaws, the Board of Directors consists of at least five members and at most twelve members, elected at Shareholder Meeting for a term of two (2) years. At least 20% of the members of the Board of Directors shall be independent directors, as defined in BM&FBOVESPA Level 2 Regulation. The Board of Directors has one Chairman and one Vice Chairman elected at Shareholder Meeting by majority vote.

The Board of Directors meets regularly four times a year and specially as often as necessary.

The current members of the Board of Directors were elected at the regular and special shareholder meetings held on April 29, 2013, and special shareholder meeting held on June 6, 2013. The term of office of the current members of the Board of Directors will expire on the shareholder meeting to be held in the first four months of 2015. According to Brazilian Law, the election of each member of the Board of Directors must be approved by the Central Bank.

Due to the execution of our agreement with BM&FBOVESPA for entry into Level 2 segment of BM&FBOVESPA and the accession, on our part, to Level 2 of BM&FBOVESPA, the members of the Board of Directors signed a deed of accession to such Regulation and our Agreement with BM&FBOVESPA before taking office.

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12.1        Description of management structure

Practices of the Board of Directors

Our shareholders elect the members of our Board of Directors at the regular shareholder meeting for periods of two years, reelection allowed. The Board of Directors elects our executive officers for terms of two years, reelection allowed as well.

Duties and Assignments of the Board of Directors

In line with the fiduciary duties of directors provided for in Articles 153, 154, 155 and 245 of the Joint Stock Companies Act, members of the Board of Directors shall: (i) serve with loyalty to the Company and other companies of Santander Brazil Group and maintain confidentiality about their business; (ii) keep confidential information not disclosed to the market, obtained by reason of their position; (iii) ensure that their subordinates and third parties maintain confidentiality of information not disclosed to the market; and (iv) keep updated and enforce the provisions of the code of ethics of the Company.

The Board of Directors, for the better performance of its functions, may create and appoint committees or working groups with defined objectives, which shall act as auxiliary bodies without deliberative power, always with the purpose of advising the Board of Directors, composed of persons appointed amongst members of the board and/or other persons directly or indirectly bound to the Company.

Currently, the Board of Directors has four advisory committees, namely: Audit Committee, Compensation & Appointment Committee, Corporate Governance & Sustainability Committee, and Risks Committee.

The main duties of our Board of Directors are:

1. Definition of policies and strategies

The Board of Directors of Santander Brazil plays a key role in defining the business strategy of Santander Brazil Group. Under the Law and the Bylaws of Santander Brazil, the Board of Directors has the primary assignment of setting general guidance of business and operations of Santander Brazil, to be followed by the Board of Executive Officers in the conduct of its activities. It is also up to the Board of Directors approving the policies for disclosing information to the market and trading in securities of Santander Brazil.

2. Approval of Financial Statements and allocation of net profits

Under the Law and the Bylaws, it is vested in the Board of Directors of Santander Brazil to approve and review the annual budget, the capital budget, and the business plan, voice an opinion on the annual and interim financial statements of Santander Brazil, propose allocation of net profit for the year, and decide on the distribution of dividends and/or interest on equity.

3. Approval of Corporate Operations

The Board of Directors shall voice about corporate transactions involving Santander Brazil, as well as authorize the sale of movable and immovable fixed assets, the constitution of encumbrances, provision of guarantees to obligations of third parties, acquisition or disposal of investments in shareholdings with third parties in amounts exceeding 5% of net equity, contained in the latest balance sheet approved by regular shareholder meeting, and consent to the creation of joint ventures or strategic alliances with third parties.

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12.1        Description of management structure

4. Changes in Capital Structure and Bylaws

It is vested in the Board of Directors to propose an increase or reduction of stock capital of Santander Brazil, issue of subscription bonus, reverse split, stock dividends or stock splits, stock trading to be canceled or held in treasury, and changes to our Bylaws for approval at the shareholder meeting.

5. Election of Directors and remuneration policies

It is vested in the Board of Directors to elect and remove members of the Board of Executive Officers and determine their duties, as well as establish their remuneration, fringe benefits and other incentives, subject to the overall limit of remuneration approved by the shareholder meeting, as well as establishing the value of profit sharing for employees and directors of Santander Brazil and companies controlled by Santander Brazil.

Incumbent upon the Board of Directors is to approve the granting of call options to employees or individuals providing services to Santander Brazil or companies controlled by Santander Brazil, subject to the option plans approved by the shareholder meeting.

6. Audit Committee, Compensation & Appointment Committee, and Ombudsman Office

Incumbent upon the Board of Directors is to appoint the members of the Audit Committee, the Compensation & Appointment Committee, as well as the ombudsman of the company.

On December 23, 2009, our Board of Directors approved its bylaws. Shareholders can access this document at www.santander.com.br/ri and www.santander.com.br/acionistas in section Corporate Governance – Board of Directors.

Statutory Bodies

Board of Executive Officers

Our executive officers are responsible for the management of the Bank.

Since April 27, 2010 and as stated in our Bylaws, our Board of Executive Officers is composed of at least two and at most seventy-five members, elected by our Board of Directors for a term of two years, one of whom will be appointed as CEO, and the others as chief executive VPs, executive VPs, director of investor relations, executive officers, and officers without specific designation. Some of our executive officers are also members of the Board of Officers and Board of Directors of our subsidiaries.

The executive officers will meet with the frequency determined by the CEO or the officer appointed by him. The current executive officers were elected at meetings of the Board of Directors held on May 28, 2013. The term of office of the executive officers shall expire on the first meeting of the Board of

Directors to be held after the shareholder meeting that occurs in the first four months of 2015.

According to Brazilian Law, an officer on duty will take his post until his re-election or the election of a successor.

Due to our agreement with BM&FBOVESPA for entry into BM&FBOVESPA Level 2 segment, and the accession, on our part, to BM&FBOVESPA Level 2, our executive officers signed a deed of accession to such Regulation and our agreement with BM&FBOVESPA before taking office.

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12.1        Description of management structure

Fiscal Council

According to the Brazilian Joint Stock Companies Act, the adoption of a permanent Fiscal Council by Santander Brazil as a public company is optional. Although our Bylaws provide for the possibility of a non-permanent Fiscal Council, whose instatement may be performed upon request of shareholders representing at least one tenth of the shares entitled to vote or five per cent of the shares without voting rights, we do not currently have a Fiscal Council instated. The Fiscal Council is an independent body elected by the shareholders for the purpose of supervising the activities of the management and the independent auditors. The responsibilities of the Fiscal Council are established by Brazilian Joint Stock Companies Act and include oversight of compliance by the management with the laws and the Bylaws, issue of opinion on the annual and quarterly reports of the Company, and certain matters submitted to the shareholders, and convening shareholder meetings in some cases, and inclusion of adverse specific matters in the agenda thereof.

Audit Committee

According to the regulation of the Central Bank of Brazil (CMN Resolution 3198/2004), an Audit Committee is a legal council, separate from the Board of Directors, created by resolution of shareholders. The members of the Audit Committee may be members of the Board of Directors, provided they meet certain requirements of independence. All members of our Audit Committee meet such requirements of independence. In addition, under the Brazilian Law, the function of hiring independent auditors is right reserved to the Board of Directors. Accordingly, our Board of Directors acts as our Audit Committee for the purpose of approving, on a case by case basis, any engagement of our independent auditors to provide services related or not related to audit, rendered to our subsidiaries or us. Except this aspect, our Audit Committee performs the functions of audit committees of U.S. companies.

Under the regulations of the Central Bank of Brazil, our shareholders established on August 31, 2006 the Audit Committee in our Bylaws, which acts as the Audit Committee of all affiliates and subsidiaries. It was instated by the Board of Directors meeting held on March 23, 2007.

Our Bylaws require that the Audit Committee is composed of three to six members, each of them elected by the Board of Directors, among persons, members of the Board of Directors or not, who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure independent judgment, one of whom must have proven knowledge in accounting and audit practice, who shall hold office for a period of one year and may be reelected for up to four consecutive terms, in accordance with applicable laws, up to a maximum of a five-year term. A member of our Audit Committee will be appointed by our Board of Directors as the Audit Committee coordinator. At least one member of the Audit Committee should have proven expertise in the areas of accounting and auditing (financial expert).

The members of our Audit Committee may be replaced as follows: the coordinator may be replaced in his occasional absences or inability, for a member appointed or, if the appointment has not been made, a temporary replacement indicated by the Board of Directors, among the other remaining members of the Audit Committee. A substitute member will provide services in the Audit Committee until such time as our Board of Directors elects a substitute. On November 12, 2007, our Board of Directors approved the bylaws of the Audit Committee. On December 22, 2010 and September 26, 2012, our Board of Directors approved amendments to the bylaws of the Audit Committee, in order to update some operational issues.

Our Audit Committee has the following assignments:

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12.1        Description of management structure

(1)       Providing the operational rules of their activity;

(2)       Advising the Board of Directors in hiring or replacing the independent auditors;

(3)       Assessing the quality of financial statements for periods ending March 31, June 30, September 30, and December 31 of each year, the reports of senior management, the explanatory notes and independent auditor's report, and also other key financial information disclosed and sent to the regulatory bodies;

(4)       Evaluating the effectiveness and the rules and regulations that apply to us, in addition to internal regulations and codes;

(5)       Assessing the compliance by our management with the recommendations made by internal and external auditors;

(6)       Defining and disseminating procedures for receiving and processing information about the non-

compliance with laws and regulations that apply to us, and codes and internal regulations, including provisions for the specific procedures to protect the confidentiality of information and the discloser;

(7)       Advising the Executive Committee on the correction or improvement of policies, practices and procedures related to their own assignments;

(8)       Meeting at least once every quarter with the Executive Committee and the internal and external auditors to verify compliance with recommendations, including those relating to planning their audit work, formalizing, through drafts, the contents of such meetings;

(9)       Meeting with the audit committee, if any, and the Board of Directors, at their request, to discuss policies, practices and procedures within the scope of their work;

(10)     Preparing, at the end of the six-month periods ended June 30 and December 31 each year, the report of the Audit Committee, in accordance with the laws and regulations; and

(11)     Receiving and analyzing reports required by regulatory agencies regarding the activities of the Ombudsman Office of Santander Brazil, on the base dates of June 30 and December 31, or when a material event is identified.

The current members of the Audit Committee, duly approved by the Central Bank of Brazil, are: Celso Clemente Giacometti; Taiki Hirashima; Elidie Palma Bifano; and René Luiz Grande, who acts as coordinator. On March 18, 2013, our Board of Directors approved the election of Celso Clemente Giacometti, Elidie Palma Bifano and René Luiz Grande for a further term of one year beginning on March 18, 2013. On April 24, 2013, our Board of Directors approved the election of Taiki Hirashima as a member of the Technical Audit Committee, as a qualified member, a function previously exercised by Ms. Elidie Palma Bifano, with a term of one year as of March 18, 2013.

Please find below the resumes of the members of our Audit Committee:

Celso Clemente Giacometti. Please refer to CVs of members of the board.

Elidie Palma Bifano: Ms. Bifano is Brazilian citizen, born on May 16, 1947. She holds a BA in Law and Social Sciences by the Law School at University of São Paulo – USP in 1969. She has specialization in Tax Law from USP and Pontifical Catholic University of São Paulo – PUC/SP and MS and Ph.D. in Tax Law from the Pontifical University of São Paulo – PUC/SP. From 1974 to 2012 she worked at

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12.1        Description of management structure

PricewaterhouseCoopers – PwC, where she was a partner in the tax consulting department for over 20 years. Since June 2012, she is a member of Mariz Oliveira e Siqueira Campos Advogados. Ms. Bifano is also a Professor of postgraduate studies at USP, PUC, FGV-Fundação Getúlio Vargas, the Brazilian Institute of Tax Studies and the Brazilian Institute of Tax Law-IBDT. For 18 years she serves as CFO of the Chamber of Commerce Brazil-Canada, and is a member of the IBDT Board and the Editorial Board of International Tax Law Publisher's Latin Quarter. Since August 2012, she is a member of the Fiscal Council of Banco Santander (Brasil) S.A.

René Luiz Grande: Mr. Grande is a Brazilian citizen, born April 19, 1953, graduated in Economics by the Pontifical Catholic University of São Paulo. Former employee of the Central Bank of Brazil, approved in a public contest, since June 1975, and worked in the Supervision and Inspection Department of the Brazilian Financial System. While working at the Central Bank of Brazil, he held several roles, including director responsible for standards and organizational issues of the financial system from 1975 to 1978; technical assistant from 1978 to 1989; supervisor from 1989 to 1995; inspection supervisor from 1995 to 1999; head of Banking Supervision and technical department from 1999 to 2003; and Deputy Head of the Department of Banking Supervision from 2003 to 2011. Before working with the Central Bank of Brazil, he held the position of chief of staff of Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975.

Taiki Hirashima: Mr. Hirashima is a Brazilian citizen, married. He graduated in 1966 in Accounting and Actuarial Sciences from the School of Economics of São Paulo, at School of Commerce Foundation Álvares Penteado. In 2000, he specialized in corporate finance at Harvard Business School, Wharton University and Stanford of Business. He joined Arthur Andersen in 1962, being hired as Managing Director in 1975, having retired from the Company in June 2002. During these years of professional experience in the field of audit and accounting, tax consulting, he served for various sizes and segments of national and multinational companies. In 2002, he organized Hirashima & Associados, a consulting firm focused on accounting, tax, labor and social security and corporate finance. He was Technical VP of the Institute of Independent Auditors of Brazil – Ibracon; VP of International Federation of Accounting – IFAC; and Member of the Deliberative Council representing Brazil; Member of the Accounting Standards Board of the Federal Council of Accounting, and Member of the Advisory Board of CVM for accounting matters. Currently a member of the Audit Committee of Banco Santander Brasil since 2004 and a member of the Fiscal Council of Embraer; Member of the Audit Committee of Magazine Luiza since 2008, and of Natura since 2009.

Compensation & Appointment Committee

According to CMN Resolution 3.921/2010 dated November 25, 2010, a Compensation & Appointment Committee should be created in the first shareholder meeting to be held after January 1, 2012, and the Bylaws of the Company shall provide the number of members, the criteria for appointment, removal and remuneration, term of office and duties. In order to comply with the regulations of the Central Bank of Brazil, our shareholders instated, on February 7, 2012, the Compensation & Appointment Committee in our Bylaws, which also acts as Compensation & Appointment Committee for all of our affiliates and subsidiaries.

The members of the Compensation & Appointment Committee may be elected by the Board of Directors, provided that they meet certain independence requirements. All members of our Compensation & Appointment Committee meet these independence requirements.

Our Bylaws require that our Compensation & Appointment Committee is composed of three to five members, appointed by the Board of Directors among persons who meet all legal and regulatory requirements for the exercise of their office, and at least one member can not be an executive officer, and other members may or may not be members of our Board of Directors, and at least two members shall be independent in accordance with Paragraph 3, Article 14 in such Bylaws.

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12.1        Description of management structure

The Compensation & Appointment Committee must have in their composition qualified members with the experience required for the exercise of judgment, and including any requirements to ensure their independent judgment on the internal policy of compensations, including the impact of such internal compensation policy on the risk management. These persons shall serve for a term of two years and may be reelected for up to 4 consecutive times, in accordance with applicable laws.

On February 29, 2012, our Board of Directors approved the amendment of the rules of procedures of the Compensation & Appointment Committee, to comply with CMN Resolution 3921. Our Compensation & Appointment Committee performs the following functions:

(1)       Establish standards and internal policies governing the committee;

(2)       Develop internal policies of compensation applicable to our directors and make proposals to our Board of Directors regarding the variable and fixed compensation policy and special programs for recruitment and layoffs;

(3)       Oversee the implementation and operation of our internal policy of compensation to directors;

(4)       Review annually our internal policy of compensation to directors and recommend changes to our Board of Directors;

(5)       Recommend to the Board of Executive Officers revisions to our internal compensation policy and related practices and procedures;

(6)       Propose to the Board of Directors the overall compensation to the directors to be presented to the shareholder meeting, in accordance with Article 152 of Law 6404 of 1976;

(7)       Analyze possible internal and external factors that may have an impact on our internal policies of compensation to directors;

(8)       Review our policy and procedures for compensation to directors in comparison with market practice, and recommend changes to align our policies with market practice, if significant differences in market practice are identified;

(9)       Meet with our Board of Directors to discuss and identify responsibilities for our internal compensation policies, practices and procedures;

(10)     Prepare annually, within ninety days from December 31 of each year, the report of the Compensation & Appointment Committee, in accordance with the laws and regulations; and

(11)     Ensure that the internal policy of compensation to directors is consistent with our standards of risk management, with the goals of performance and our actual or anticipated financial situation, and in accordance with the applicable regulatory provisions and regulations issued by the Central Bank of Brazil.

On May 28, 2013, our Board of Directors approved the election of Celso Clemente Giacometti, Eduardo Nunes Gianini and Viviane Senna Lalli, current members of the Compensation & Appointment Committee for a term which shall remain in force until the first meeting of the Board of Directors to be held after the regular shareholder meeting of 2015.

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12.1        Description of management structure

Please find below the biographies of the members of our Compensation & Appointment Committee.

Celso Clemente Giacometti: Vide biographies of the members of the Board of Directors.

Eduardo Nunes Gianini: Mr. Gianini is a Brazilian citizen and has a bachelor's degree in sociology and politics by Foundation School of Sociology and Politics in São Paulo (FESPSP). He is employed as an executive and consultant in matters related to human resource management for 32 years. He began his career in Serprofit Ltda., a company providing outsourcing services between 1970 and 1979. From 1979 to 1990 he was a human resources manager and quality manager of Union Carbide do Brasil S.A. He was a managing partner of Hays do Brasil Consultores Ltda., where he worked from 1991 to 2009. He is currently a partner at Gobbet & Gianini Consultores Ltda., with expertise in executive compensation and organizational development.

Viviane Senna Lalli: Vide biographies of the members of the Board of Directors.

Other Advisory Committees of the Board of Directors

Risks Committee

The Risks Committee is an advisory body that has the assignment to advise the Board of Directors of the Company on matters relating to the policies, operational guidelines and methodologies for capital allocation, risk management and exposure limits, subject to applicable laws. Their tasks are:

(1)       review and monitor the implementation of risk management policies;

(2)       propose and discuss procedures and systems for measuring and managing risk;

(3)       validate and ensure the effectiveness of exposure limits to various risks such as market, credit, operational, liquidity, among other risks;

(4)       review the exposures of major customers, economic activities and geographical areas of greater risk to the company.

The Risks Committee is composed of at least three and at most five members, where at least two members must be independent. The term of office for members is two years, with possibility of reappointment, but they may be removed at any time.

The Risks Committee meetings occur at least four times a year and whenever requested, unusually, by its coordinator.

On May 28, 2013, our Board of Directors approved the election of José Roberto Mendonça de Barros, as coordinator, Celso Clemente Giacometti, Conrado Engel, Oscar Herrero Rodriguez and Ronaldo Yassuri Morimoto, current members of the Risks Committee, for a term which will run until the first meeting of the Board of Directors to be held after the regular shareholder meeting of 2015.

Corporate Governance & Sustainability Committee

The Corporate Governance & Sustainability Committee is an advisory body whose function is to advise the Board of Directors of Santander Bank on issues related to corporate governance and sustainability practices, so as to enhance the management of Santander Bank regarding transparency and respect, and promotion of sustainable development in order to add value to all stakeholders of the organization.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.1        Description of management structure

The Committee is composed of at least three and at most five members, where at least two members must be independent. The term of office for members is two years, with possibility of reappointment, but they may be removed at any time.

Among the main tasks of the Governance & Sustainability Committee, we highlight the following:

(1)       Discuss the main corporate demands and trends, verifying compliance with and application of internal policies of Santander Bank;

(2)       Analyze any critical processes, verifying the practices and evolution of Corporate Governance and the aspects of positioning and engagement of Santander Bank in sustainability;

(3)       Analyze and propose possible changes in the structure of corporate governance of Santander Bank from the perspective of best practices and applicable laws, including, but not limited to, the operation, composition, powers and meetings of the Board of Directors and their committees;

(4)       Analyze, report and propose to the Board of Directors on the activities of Santander Bank in sustainability and any improvements that may be applicable in guidelines related to environmental and social management in relation to various stakeholders, notably customers, employees, suppliers, shareholders, the society and the environment; and

(5)       Voice opinions and clarifications to the Board of Directors when requested.

On May 28, 2013, our Board of Directors approved the election of Celso Clemente Giacometti, as coordinator, Mifano Gilberto, José Luciano Duarte Penido, Marilia Artimonte Rocca and Maria Luiza de Oliveira Pinto e Paiva as members of the Governance & Sustainability Committee for a term to run until the first meeting of the Board of Directors to be held after the regular shareholder meeting of 2015.

Executive Committee

The CEO, the Senior Executive VPs and the Executive VPs of Santander Bank still constitute the Executive Committee, which decides on topics regarding the policies that apply to the management of the business, operational support, human resources and capital allocation. They also act upon key technology, infrastructure and service projects.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.2-Rules, policies and practices for shareholder meetings

12.2    Describe the rules, policies and practices relating to shareholder meetings, detailing:

a.         time of call;

b.         assignments;

c.         addresses (had and soft) in which documents relating to the shareholder meeting will be available to shareholders for analysis;

d.         identification and management of conflicts of interest;

e.         request of proxies by the management for the exercise of voting rights;

f.          formalities necessary for acceptance of proxy instruments granted by shareholders, indicating whether the issuer accepts proxies granted by shareholders by electronic means;

g.         maintenance of forums and pages on the World Wide Web to receive and share feedback from shareholders on the agendas of meetings;

h.         broadcast live video and/or audio of meetings;

i.          mechanisms to allow inclusion in the agenda of the proposals made by shareholders.

Shareholder Meetings

In shareholder meetings duly called and held, shareholders are generally allowed to take any action relating to our corporate purpose and to adopt such resolutions as they deem necessary. In regular shareholder meetings, shareholders have the exclusive power to (1) approve our annual consolidated financial statements; (2) determine the allocation of our net profit and the payment of dividends in respect of the year ended immediately prior to the shareholder meeting; and (3) determine the overall compensation the members of the Board of Directors, our Directors, and Fiscal Council, if instated. The election of our directors normally occurs in regular shareholder meetings, although the Brazilian Joint Stock Companies Act determines that they also may be elected at a special shareholder meeting. According to Level 2 Regulation, we must elect independent directors in the ratio of at least 20.0% of the members of our Board of Directors. The members of the Fiscal Council, if the necessary number of shareholders requires its instatement, may be elected at any shareholder meeting.

A special shareholder meeting may be held at any time, including concurrently with our regular shareholder meeting. In shareholder meetings, among other issues, according to our Bylaws and without prejudice to other issues under their authority, our shareholders can make decisions about various issues, including: (1) amendments to our Bylaws; (2) election and removal of members of our Board of Directors; (3) appoint the liquidator and elect the members of the Fiscal Council that shall operate during the liquidation proceedings; (4) delisting from Level 2 segment of BM&FBOVESPA; (5) suspension of rights of a shareholder who has infringed upon the Brazilian Joint Stock Companies Act or our Bylaws; (6) approval of our merger or demerger; (7) approval of our dissolution and liquidation, and approval of the reports prepared by the liquidators; and (8) election of evaluators to determine our economic value in the event of cancellation of our registration as a publicly held company or cancellation of our status in Level 2 segment.

In 2012, the shareholders of Santander Brazil met in three shareholder meetings. Below, we highlight the main decisions made:

Special Shareholder Meeting dated February 7, 2012:

•                approving the proposed grant of “Deferred Bonus Plans” referring to 2011, for administrators, managerial employees and other employees of the Company and companies under our control, as approved by the Board of Directors at a meeting held on December 21, 2011;

•                approving the proposed amendment to the Bylaws of the Company to comply with Resolution 3921 dated November 25, 2010, issued by the Brazilian Monetary Council, which determines the instatement of the Compensation Committee, as approved at a meeting of the Board of Executive Officers and a meeting of the Board of Directors held on January 04 and 05, 2012, respectively;

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.2-Rules, policies and practices for shareholder meetings

•                taking the management accounts, examining, discussing and voting on the Company's financial statements for the fiscal year ended December 31, 2011, together with the Report of the Directors, the balance sheet, other parts of the financial statements and independent auditors' report, and Report of the Audit Committee;

•                deciding on the allocation of net profits for fiscal year 2011 and distribution of dividends;

•                fixing the total annual compensation to directors and members of the Audit Committee of the Company;

•                deciding on the change of date for the payment of dividends and/or interest on capital, related specifically to fiscal year 2012, up to 180 (one hundred eighty) days from the date of declaration by the Company's Board of Directors and in any event within this year, which, if approved by shareholders, will apply, including the possible payment of dividends and interest on capital to be approved after that date, as the proposal approved by the Board of Directors at a meeting held on February 29, 2012; and

•                approving the proposed amendment to the Bylaws of the Company, in order to run upon the Executive Committee and the general description of their assignments, as approved at a meeting of the Board of Executive Officers and Board of Directors, held on February 28 and 29, 2012, respectively.

Special Shareholder Meeting dated October 31, 2012:

•                To elect new members of the Board of Directors of the Company for a supplementary term of office; and

•                To approve the proposed grant of Long Term Incentive Plan – Investment in Shares Certificate of Deposit (“Units”) to certain officers and managerial employees of the Company and companies under our control, as approved by the Board of Directors of the Company at meeting dated September 26, 2012.

Quorum for our Shareholder Meetings

As a general rule, Brazilian Joint Stock Companies Act provides that the quorum for holding a shareholders meeting shall consist of shareholders representing not less than 25.0% of the capital stock issued and outstanding, with voting rights, present at the first meeting convened; if this quorum is not reached, any number of our capital stock entitled to vote, at the second meeting convened. A quorum for the purpose of changing our Bylaws shall consist of shareholders representing at least two thirds of our capital stock issued and outstanding, at the first meeting convened, and any percentage, at the second meeting convened.

Any quorum less than stipulated by the Brazilian Joint Stock Companies Act may be authorized by CVM to a public company with shares traded openly, which attendance has been less than half of the holders of their shares entitled to vote in their last three shareholder meetings.

As a general rule, the affirmative vote of shareholders representing at least a majority of our common shares issued and outstanding present at a shareholders meeting in person or represented by proxy is required to approve any proposed action, not counting abstentions. However, the affirmative vote of shareholders representing at least 50.0% of our capital stock with voting rights issued and outstanding is required to: (1) create preferred shares or improve existing classes of preferred shares out of proportion to other classes of existing preferred shares, except as provided for or permitted in the Bylaws; (2) change preferences, withdrawal requirements or amortization of one or more classes of preferred shares, or the creation of a favored class of preferred shares; (3) reduce the mandatory dividend for distribution to our shareholders; (4) approve our amalgamation or merger with another company; (5) approve our interest ownership in a group of companies (as defined in the Brazilian Joint Stock Companies Act); (6) change our corporate purposes; (7) suspend our liquidation; (8) approve the spin-off of a portion of our assets or liabilities; and (9) approve our dissolution.

12.2-Rules, policies and practices for shareholder meetings

Shareholder Meetings Call Notices

The Brazilian Joint Stock Companies Act requires that all shareholder meetings be convened by at least three announcements in the Official Gazette of the State of São Paulo, and in another newspaper of wide circulation in São Paulo, where BM&FBOVESPA is located. Our call notices are currently published in the Official Gazette of the State of São Paulo, the official journal of the State of São Paulo, as well as in newspaper “Valor Econômico”. The first notice must be published no later than 15 days before the meeting date, and the second one, at most eight days before the meeting date. However, in certain circumstances, upon request of any shareholder and after consulting us, CVM may require that the shareholders meeting is adjourned to be held within 30 days of the first notice. In addition, upon request of any shareholder, CVM may suspend for up to 15 days such prior notice as required for the special shareholder meeting, so that the requesting shareholder may become familiar with and analyze the proposals to be voted on at the meeting. Such notice must expressly contain the agenda for the meeting (it being forbidden to use the term “general affairs”). Appropriate supporting documents should be made available to the public through the website of CVM by the publication of the first notice.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

Shareholder Meetings Place

Our shareholder meetings are held at our headquarters at Avenida Presidente Juscelino Kubitschek 2041/2235, Bloco A, Vila Olimpia, in the City of São Paulo, State of São Paulo, Brazil. The Brazilian Joint Stock Companies Act allows our shareholders to hold meetings away from headquarters in the event of force majeure, provided that the meetings are held in the city of São Paulo and the notice contains a clear and precise notification about where it is to take place.

Who can convene our shareholder meetings?

According to the Brazilian Joint Stock Companies Act, our Board of Directors may call a shareholder meeting. The Shareholder Meetings may also be convened by:

•      Any shareholder, if the Board of Directors does not convene a shareholder meeting within 60 days after the date they should have called the same under applicable laws and our Bylaws;

•      Holders of at least 5.0% of the capital stock, if the Board of Directors does not convene a meeting within 8 days after receipt of a request to call the meeting by those shareholders, and such request shall indicate the agenda of the day;

•      Holders of at least 5.0% of common shares or holders of at least 5.0% of preferred shares, if our Board of Directors does not convene a meeting within 8 days after receipt of a request to call the meeting to instate the Fiscal Council; and

•      Our Fiscal Council, if instated, if our Board of Directors delays the convening of a regular shareholder meeting for a period exceeding one month. The Fiscal Council may also convene a special shareholder meeting at any time if it considers that there are significant or urgent matters to be dealt with.

Conditions for Attendance at Shareholder Meetings

The shareholders present at a shareholders meeting must provide evidence of their status as shareholders and the status of ownership of their shares having voting rights, as set forth in the Brazilian Joint Stock Companies Act. A shareholder may be represented at a shareholders meeting by a proxy (including requests to a public attorney, in accordance with CVM Instruction 481, dated December 17, 2009), appointed within less than one year before the meeting, and such representative must be a shareholder, a corporate officer, a lawyer, or in the case of a public company, as ours, a financial institution. A holder of an investment fund must be represented by its director of investment fund.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.2-Rules, policies and practices for shareholder meetings

Board of Directors

In accordance with our Bylaws, our Board of Directors must be composed of at least five and at most 12 members, one named chairman of the board, a vice-chairman of the board and the other ones named directors. The exact number of directors will be set by the shareholders at the meeting that will approve the election. According to Level 2 Regulation, at least 20.0% of the members of the Board of Directors must be independent.

According to the Joint Stock Companies Act, multiple voting is allowed when requested by shareholders holding at least 10.0% of our capital stock entitled to vote. In that case, each share shall confer the same amount of votes to seats on the board, and each shareholder will have the option to deliver their vote for one or more candidates. According to CVM Instruction 282 dated June 26, 1998, the minimum percentage required for a shareholder to request cumulative voting in public companies may be reduced based on the number of shares of outstanding capital indicated in the Bylaws, which can range from 5.0% to 10.0%.

If not prompted such multiple voting, in accordance with applicable laws, the holders of shares representing, individually or jointly, at least 15.0% of our common shares, or the holders of shares representing, individually or jointly, at least 10.0% of our preferred shares, or shares with restricted voting rights, or the holders of common shares and preferred shares, together representing at least 10.0% of the capital stock, are entitled to elect, voting separately, a member of our Board of Directors and its alternate.

Interest of Directors in Operations

The Brazilian Joint Stock Companies Act prohibits a member of the Board of Directors from: (1) performing any act of grant using corporate assets to the detriment of the Bank, as well as getting or borrowing funds or assets of the Bank, borrowing any of our assets or using for their own benefit or for the benefit of a company where they have an interest, their goods, services or credits, without prior approval of our shareholders or the Board of Directors; (2) receiving, in the exercise of his office, any direct or indirect personal advantage from third parties without statutory authorization or from a shareholder meeting; and (3) engaging in any transaction of a company having an interest conflicting with that of the Bank or the other directors’ deliberations on the issue.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.3        Dates and newspapers for publishing such information as required in Law 6404/76

Fiscal year	Publication	Paper - ST	Dates
12/31/2012	Financial Statements	Diário Oficial do Estado de São Paulo - SP	2/1/2013
		Valor Econômico - SP	2/1/2013
	Call of the General Meeting that appreciated the Financial Statements	Diário Oficial do Estado de São Paulo - SP	3/29/2013
4/2/2013
4/3/2013
		Valor Econômico - SP	3/29/2013
4/2/2013
4/3/2013
12/21/2011	Financial Statements	Diário Oficial do Estado de São Paulo - SP	2/1/2012
		Valor Econômico - SP	2/1/2012
	Call of the General Meeting that appreciated the Financial Statements	Diário Oficial do Estado de São Paulo - SP	3/24/2012
3/27/2012
3/28/2012
		Valor Econômico - SP	3/26/2012
3/27/2012
3/28/2012
12/31/2010	Financial Statements	Diário Oficial do Estado de São Paulo - SP	2/4/2011
		Valor Econômico - SP	2/4/2011
	Call of the General Meeting that appreciated the Financial Statements	Diário Oficial do Estado de São Paulo - SP	3/26/2011
3/29/2011
3/30/2011
		Valor Econômico - SP	3/28/2011
3/29/2011
3/30/2011
	Call of the General Meeting that appreciated the Financial Statements	Diário Oficial do Estado de São Paulo - SP	9/13/2011
		Valor Econômico - SP	9/13/2011

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.4        Rules, policies and practices for the Board of Directors

12.4    Describe the rules, policies and practices relating to the Board of Directors, detailing:

a.         frequency of meetings;

b.         if any, the provisions of the shareholders agreement which place restrictions or conditions on the exercise of voting rights of members of the board;

c.         procedures for identifying and managing conflicts of interest.

Under the bylaws of the Board of Directors, the main rules, policies and practices relating thereto are as follows:

Performance Guidelines

The directors must comply with the performance guidelines described below:

The Board of Directors aims to promote long-term prosperity of the business through an active standing and always considering the interest of the Company and all shareholders.

In order to allow proper election and replacement of members of the Board of Executive Officers, directors should be subject to continuing performance evaluation, in such terms and schedule as determined by the Board of Directors.

The members of the Board of Directors shall get acquainted with the activities of the Company, using the means in their power for good reasoning of their deliberations.

Members of the Board of Directors may request corporate documents or attend meetings of the Board of Executive Officers, in order to assess performance and know details of issues; and

The members of the Board of Directors shall endeavor to make the principles of Santander Brazil Group respected, maintained and disseminated to the staff, in particular to new members.

In exercising their mandates, the directors should: (i) serve with loyalty to the Company and other companies of Santander Brazil Group and maintain secrecy about their business; (ii) keep confidential any information not disclosed to the market, obtained as a result of their position; (iii) ensure that their subordinates and third parties maintain confidentiality of information not disclosed to the market; and (iv) keep updated and enforce the provisions of the code of ethics of the Company.

Directors are prohibited from: (i) performing acts of generosity at the expense of the Company or other companies of Santander Brazil Group; (ii) borrowing funds by the Company or its subsidiaries, and using to their advantage any goods belonging to them; (iii) receiving any type of advantage because of office; (iv) using for their own benefit or that of others, with or without prejudice to the Company, the business opportunities that they become aware of in the exercise of their position; (v) omitting in the exercise or protection of rights of the Company; (vi) acquiring for resale, goods or rights that are necessary for the Company or which the Company intends to acquire; or (vii) making use of inside information to gain advantage for themselves or others, through purchase or sale of securities; (viii) engaging in transactions that have a conflicting interest with the Company or any company of Santander Brazil Group, and they should, in that case, explain the causes of their hindrance in minutes; (ix) participating directly or indirectly of trading of securities issued by the Company or related to them: (a) prior to public disclosure of any relevant act or fact with respect to the Company's business; (b) within 30 days prior to the disclosure of the Company’s ITR and DFP; (c) if there is the intention to promote incorporation, total or partial split, merger or reorganization; (d) during the acquisition or sale of shares issued by the Company, exclusively on the dates that the Company is negotiating; (x) deciding on the acquisition or disposition by the Company of its own shares in the following events: (a) any agreement for the transfer of its controlling interest; (b) intention to promote incorporation, total or partial split, merger or reorganization involving significant investment in coalitions.

The members of the Board of Directors may not participate in deliberations on matters in relation to which their interests conflict with those of the Company. Each member shall inform the Board of Directors of their conflict of interest as soon as the matter is included in the agenda proposed by the

12.4        Rules, policies and practices for the Board of Directors

Chairman of the Board of Directors and, in any event, before the beginning of any discussion on each topic.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

At the first meeting following the act of taking office, the Director shall inform the members of the Board of Directors: (a) the main activities that he develops outside the Company; (b) his participation on boards of other companies; and (c) his business relationship with companies of Santander Brazil Group, even if providing services to these companies. Such information shall be provided annually and whenever there is a new event that gives rise to update to such information.

Of any member of the Board of Directors or company controlled or managed by him were to conduct an operation with companies of Santander Brazil Group, the following rules must be observed: (a) the operation must be conducted at market conditions; (b) of it is not everyday operation or services provision, there should be reports or ratings issued by recognized companies proving that the transaction was made in market conditions; and (c) the operation must be conducted by competent usual channels in the structure of Santander Brazil Group.

Meetings

The Board of Directors shall meet on a regular basis once a month and on a special basis whenever called by the Chairman. The meetings of the Board of Directors are disclosed in the annual calendar, available to shareholders on the websites of Santander Brazil, CVM and BM&FBOVESPA. Throughout 2012, there were 20 meetings of the Board of Directors.

The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors with at least 5 days in advance, unless the majority of its members determines a shorter period, but not less than 48 hours, it being dispensable any call for a meeting attended by all directors.

The meetings of the Board of Directors shall take place at the Company headquarters or, if all the directors decide, at another location. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which will be conducted in real time, and considered a single act.

The meetings of the Board of Directors shall be convened with a quorum of 50% of its members elected. If there is no quorum at first call, the Chairman shall call a new meeting of the Board of Directors, which may be held on second call, to be made at least 2 days in advance, with any number. The matter that is not on the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all members are present and they expressly agree with the new agenda.

The deliberations at meetings of the Board of Directors shall be limited to those stated in the notice sent to members of the Board of Directors, which shall contain the place, date and time of the meeting, and briefly, the agenda of the day.

The Chairman of the Board of Directors shall send, whenever possible, along with the agenda, supporting documents of the matters to be resolved in order that each Director can learn about such issues properly and is able to discuss them.

The secretary of the meetings of the Board of Directors shall be a secretary appointed by its chairman and all its deliberations shall appear on records in book. In addition to acting as secretary of the Board of Directors meetings and issue relevant certificates, the secretary has the duty to ensure the formal and material legality in the conduct of the activities of Board of Directors and its committees, ensure the observance of good corporate governance practices and serve a liaison between the Board of Directors and the various committees with the goal of working efficiently and coordinately with each other.

The deliberations of the Board of Directors shall be taken by majority vote among present members. When the meetings of the Board of Directors are held, the Chairman may call directors or other employees to clarify matters related to the areas under their responsibility, and request technical and

12.4        Rules, policies and practices for the Board of Directors

executive support of the administrative structures of the Company as well as external professionals who may provide technical input and assist in the deliberations of the Board.

The deliberations of the Board of Directors will be documented in minutes, drawn up in the proper book, observing the legal provisions. Such minutes shall be filed with the Commercial Registry and those minutes of the Board meetings of Directors that contain resolutions aimed to produce effects on third parties shall be published.

Annual Assessment

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

According to the Bylaws, the Board of Directors, its Chairman and the committees created by the Board of Directors, shall be assessed annually. The members of the Board of Directors shall also perform self-assessment, based on criteria defined by the Board of Directors.

In accordance with Section 8 of the Regulations of the Board of Directors, the composition of the Board of Directors shall be assessed annually to ensure the complementarities of the skills of its members.

The Regulations of the Board of Directors, as approved in meeting held on December 23, 2009, is available to shareholders on the websites www.santander.com.br/ri and www.santander.com.br/acionistas in section “Corporate Governance – Board of Directors”.

Compensation

The Shareholder Meeting shall determine the overall yearly compensation for distribution among officers and directors.

Technical and administrative support

The Board of Directors shall have technical and administrative support from the Company's executive structure.

The Board of Directors may appoint, at the expense of the Company, external professional or advisors as they deem necessary for the performance of their duties.

In addition, the Board of Directors, to better perform their duties, may create and appoint committees or working groups with defined objectives, which shall act as auxiliary bodies without deliberative power, always with the purpose of advising the Board, composed of persons designated by them among board members and/or other persons directly or indirectly bound to the Company.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.5        Description of commitment clause for settlement of disputes by means of arbitration

12.5    Description of commitment clause for settlement of disputes by means of arbitration, if any:

According to our bylaws, the Company, our shareholders, our directors, officers and members of our Fiscal Council hereby commit to submit to arbitration any dispute or controversy that may arise between us, relating to or arising from the application, validity, effectiveness, interpretation, infringements and effects of infringements regarding the provisions of the Brazilian Joint Stock Companies Act, our bylaws, rules and regulations of CMN, Central Bank and CVM, as well as other rules and regulations applicable to the Brazilian money market, including the regulations for listing or admission to Level 2 of BM&FBOVESPA, our accession agreement to such segment, and the Arbitration Rules of the Market Arbitration Chamber.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.6 / 8 – Structure and occupational background of our officers and directors

Name:	Age	Board	Election Date	Term of Office
Taxpayer Card	Occupation	Elective Office	Date of Taking Office	Elected by Controlling Shareholder
Other offices or positions held at the issuer
Cassius Schymura 813.530.307-68	48 Engineer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Edeilson Viani 064.923.468-58	45 Officer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Eduardo Müller Borges 112.673.738-06	45 Officer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Edeilson Viani 064.923.468-58	45 Officer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Eduardo Müller Borges 112.673.738-06	45 Officer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Flávio Tavares Valadão 710.852.627-15	49 Engineer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Gilberto Duarte de Abreu Filho 252.311.448-86	39 Engineer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Jamil Habibe Hannouche 020.039.308-17	52 Pedagogue	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

João Guilherme de Andrade So Consiglio 119.038.148-63	44 Economist	Board of Officers only. 11 – VP / Superintendent Director	28/05/2013	1st RCA after AGO 2015 Yes

José Roberto Machado Filho 116.001.028-59	44 Engineer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Lilian Maria Ferezim Guimarães 063.940.958-00	52 Business Administrator	Board of Officers only. 11 – VP / Superintendent Director	28/05/2013	1st RCA after AGO 2015 Yes

Luciane Ribeiro	52	Board of Officers only.	28/05/2013	1st RCA after AGO 2015

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.6 / 8 – Structure and occupational background of our officers and directors

Name	Age	Board	Election Date	Term of Office
Taxpayer Card	Occupation	Elective Office	Date of Taking Office	Elected by Controlling Shareholder
Other offices or positions held at the issuer
064.923.468-58	Officer	No other office or position.		Yes

Luis Félix Cardamone Neto 042.649.938-73	49 Business Administrator	Board of Officers only. 11 – VP / Superintendent Director	28/05/2013	1st RCA after AGO 2015 Yes

Pedro Paulo Longuini 025.986.508-75	56 Engineer	Board of Officers only. 11 – VP / Superintendent Director	28/05/2013	1st RCA after AGO 2015 Yes

Luiz Felipe Taunay Ferreira 116.001.028-59	46 Business Administrator	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Marcelo Zerbinatti 136.738.758-25	39 Bank Clerk	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Marcio Aurélio de Nóbrega 085.947.538-70	45 Officer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Marco Antônio Martins de Araújo Filho 266.159.751-49	47 Economist	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Maria Eugênia Andrade Lopez Santos 386.776.525-15	61 Engineer	Board of Officers only. 11 – VP / Superintendent Director	25/06/2013	1st RCA after AGO 2015 Yes

Mauro Siequeroli 011.585.128-30	56 Business Administrator	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Reference Form 2013 – BANDO SANTANDER (BRASIL) S.A.	Version : 6

12.6 / 8 – Structure and occupational background of our officers and directors

Name	Age	Board	Election Date	Term of Office
Taxpayer Card	Occupation	Elective Office	Date of Taking Office	Elected by Controlling Shareholder
Other offices or positions held at the issuer

Ana Paula Nader Alfaya 173.334.338-54	41 Marketing Designer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Carlos Alberto Seiji Nomoto 064.923.468-58	43 Business Administrator	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Nilo Sérgio Silveira Carvalho 025.442.898-30	52 Officer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Fernando Diaz Roldán 232.966.428-11	47 Bank Clerk	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Oscar Rodriguez Herrero 060.185.177-36	41 Officer	Board of Officers only. 11 – President / Superintendent Director	28/05/2013	1st RCA after AGO 2015 Yes

Pedro Carlos Araújo Coutinho 517.786.886-91	47 Officer	Board of Officers only. 11 – President / Superintendent Director	28/05/2013	1st RCA after AGO 2015 Yes

Ramón Sanchez Diez 059.396.487-03	44 Economist	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Reginaldo Antonio Ribeiro 091.440.778-31	44 Economist	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Roberto de Oliveira Campos Neto 078.602.017-20	43 Bank Clerk	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Reference Form 2013 – BANDO SANTANDER (BRASIL) S.A.	Version : 6

12.6 / 8 – Structure and occupational background of our officers and directors

Name	Age	Board	Election Date	Term of Office
Taxpayer Card	Occupation	Elective Office	Date of Taking Office	Elected by Controlling Shareholder
Other offices or positions held at the issuer

Ronaldo Yassuyuki Morimoto 267.678.438-22	36 Economist	Board of Officers only. Member of the Risk Committee.	28/05/2013	1st RCA after AGO 2015 Yes

Sérgio Gonçalves 007.641.538-46	56 Economist	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Wilson Luiz Matar 042.307.498-99	54 Bank Clerk	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Ignácio Dominguez Adame Bozzano 234.100.598-57	44 Economist	Board of Officers only. 11 – President / Superintendent Director	28/05/2013	1st RCA after AGO 2015 Yes

Gilson Finkelsztain 012.032.457-18	40 Engineer	Board of Officers only. Officer without specific designation.	28/05/2013	1st RCA after AGO 2015 Yes

José Alberto Zomarano Hernandez 058.006.547-27	51 Business Administrator	Board of Officers only. Executive Officer	28/05/2013	1st RCA after AGO 2015 Yes

Cassio Schmitt 581.099.430-04	42 Economist	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Mara Regina Lima Alves Garcia 118.391.298-67	46 Lawyer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Thomas Gregor Ilg 120.800.938-94	44 Engineer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Marcelo Audi	46	Board of Officers only.	28/05/2013	1st RCA after AGO 2015

Reference Form 2013 – BANDO SANTANDER (BRASIL) S.A.	Version : 6

12.6 / 8 – Structure and occupational background of our officers and directors

Name	Age	Board	Election Date	Term of Office
Taxpayer Card	Occupation	Elective Office	Date of Taking Office	Elected by Controlling Shareholder
Other offices or positions held at the issuer
104.859.868-33	Business Administrator	No other office or position.		Yes

Miguel Angel Albero Ocerin 233.348.458-69	53 Bank Clerk	Board of Officers only. Officer without specific designation.	28/05/2013	1st RCA after AGO 2015 Yes

Amancio Acúrcio Gouveia 735.075.127-34	50 Accountant	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Jean Pierre Dupui 314.645.212-04	44 Bank Clerk	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Nilton Sergio Silveira Carvalho 801.611.898-49	56 Engineer	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Antonio Pardo de Santayana Montes 233.431.938-44	41 Economist	Board of Officers only. No other office or position.	28/05/2013	1st RCA after AGO 2015 Yes

Carlos Alberto Lopez Galán 212.825.888-00	50 Economist	Board of Officers only. 11 – President / Superintendent Director	28/05/2013	1st RCA after AGO 2015 Yes
Investor Relations Director
Javier Rodriguez de Colmenares 236.186.828-83	36 Bank Clerk	Board of Officers only. Officer without specific designation.	24/04/2013	Thru 1st RCA after AGO 2015 Yes

Carlos Rey de Vicente 000.000.000-00	39 Lawyer	Board of Officers only. 11 – President / Superintendent Director	28/05/2013	Thru 1st RCA after AGO 2015 Yes

José Antonio Alvarez Alvarez	53	Member of the Board of Directors.	29/07/2013	1st RCA after AGO 2015

Reference Form 2013 – BANDO SANTANDER (BRASIL) S.A.	Version : 6

12.6 / 8 – Structure and occupational background of our officers and directors

Name	Age	Board	Election Date	Term of Office
Taxpayer Card	Occupation	Elective Office	Date of Taking Office	Elected by Controlling Shareholder
Other offices or positions held at the issuer
2133.771.448-97	Executive Officer	22 – Board of Directors (incumbent member)	06/06/2013	Yes
No
José Manuel Tejón Barrajo 233.348.458-69	61 Economist	Member of the Board of Officers and Board of Directors. 22 – Board of Directors (incumbent member)	29/04/2013 06/06/2013	Thru AGO 2015 Yes
No
Celso Clemente Giacometti 029.303.408-78	69 Business Administrator	Member of the Board of Officers and Board of Directors. 21 – Vice Chairman – Board of Directors	29/04/2013 12/06/2013	Thru AGO 2015 Yes
Independent Member of the Board of Directors and Audit Committee and Coordinator of the Compensation & Appointment Committee.
José Roberto Mendonça de Barros 005.761.408-30	69 Economist	Member of the Board of Officers and Board of Directors. 27 – Independent Member of the Board of Directors (incumbent member)	29/04/2013 06/06/2013	Thru AGO 2015 Yes
No
Viviane Senna Lalli 077.538.178-09	55 Entrepreneur	Member of the Board of Officers and Board of Directors. 27 – Independent Member of the Board of Directors (incumbent member)	29/04/2013 06/06/2013	Thru AGO 2015 Yes
Member of the Compensation & Appointment Committee
Marília Artimonte Rocca 252.935.048-51	40 Business Administrator	Member of the Board of Officers and Board of Directors. 27 – Independent Member of the Board of Directors (incumbent member)	29/04/2013 06/06/2013	Thru AGO 2015 Yes

Marcial Angel Portela Alvarez 809.357.880-34	67 Executive Officer	Member of the Board of Officers and Board of Directors. 20 – Chairman of the Board of Directors	29/04/2013 12/09/2013	1st RCA after AGO 2015 Yes

José de Paiva Ferreira 007.805.468-06	54 Officer	Member of the Board of Officers and Board of Directors. 34 – Incumbent Member and VP Director	25/06/2013	Thru AGO 2015 Yes

Jesús Maria Zabalza Lotina 236.328.588-37	55 Engineer	Member of the Board of Officers and Board of Directors. 33 – Incumbent Member and CEO	28/05/2013	1st RCA after AGO 2015 Yes

Conrado Engel 025.984.758-52	54 Engineer	Member of the Board of Officers and Board of Directors. 34 – Incumbent Member and VP Director	28/05/2013	1st RCA after AGO 2015

Reference Form 2013 – BANDO SANTANDER (BRASIL) S.A.	Version : 6

12.6/8 – Composition and professional experience of management and of the Fiscal Council

Name	Age	Governing body	Election date	Term of office
Taxpayer ID (CPF)	Profession	Position held	Date appointed to office	Elected by the controller
Other positions and functions performed at issuer

Professional Experience / Declaration of any convictions

Cassius Schymura- 813.530.307-68

Mr. Schymura is a Brazilian citizen, born on February 19, 1965. He graduated in Electrical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and he has a Master's degree in Business Administration from Fundação Dom Cabral. In the capacity of one of our officers, he is responsible for the Products, Payments and Credit Cards area. Mr. Schymura has worked in the Financial Products area for 20 years. He was a Investment Products Manager of Banco Nacional S.A from 1989 to 1991, Products and Marketing Manager at Cardway Processing from 1991 to 1994, a Products Manager for National Card from1994 to1996, Marketing and Products Supervisor Manager at Unicard Banco Múltiplo S.A. from1996 to1999, Senior Associate at Booz Allen & Hamilton in 1999, Idéiasnet S.A board member and Chief Executive Officer from 2000 to 2001, and SOFTCORP General Manager from 2001 to 2004. Mr. Schymura. is at the Santander Group since 2004 and is currently Chairman of Santander Getnet Payment Services Corporation Board of Directors.

Ede IIson Viani-064.923.468-58

Mr. Viani is Brazilian and has Italian citizenship, born on September 5, 1967. Heholds a degree in Accounting and a Master’s of Business Administration from Instituto de Ensino e Pesquisa - INSPER. Mr. Viani has worked in the financial market for 26 years. He was an auditor of Banco Itaú S.A. from 1986 to 1990, when he started as a Senior Auditor of BankBoston S.A. He worked for 17 years at Bank Boston acting subsequently as a Credit Risk Officer for medium, corporate and large corporate companies, Managing Director for Lending Products and Managing Director for small and medium sized company. He joined Santander Brasil in 2007 as a Director for Small Business Banking and has been responsible for Retail Banking Risk Management since July 2010

Eduardo Muller Borges-112.673.738-06

Borges is a Brazilian citizen, born on September 12, 1967. He holds a degree in Business Administration from Pontifícia Universidade Católica. In the capacity of one of our officers, he is responsible for the Credit Markets area within the Global Banking and Markets division of Santander Brasil. Mr. Borges has worked in the local and international financial markets for 18 years. He was an International Trade Manager and then an International Capital Markets Senior Manager of the First National Bank of Boston, São Paulo from 1993 to 1996, Vice-President in Emerging Markets Syndicated Loans of BankBoston Robertson Stephens Inc. in Boston, Massachusetts from 1996 to 1999, BankBoston Banco Múltiplo S.A Officer. from 1999 to 2000, Banco JP Morgan S.A Capital Markets Vice-President. from 2000 to 2002, Santander Brasil Capital Markets Vice-President from 2002 to 2004, a ING Bank N.V. São Paulo Officer from 2004 to 2005 and has worked at Santander Brasil since 2005. Currently he is also a member of Estruturadora Brasileira de Projetos S.A. Board of Directors.

Flávio Tavares Valadão – 710.852.627-15

Mr. Valadão is a Brazilian citizen and was born on July 1, 1963. He holds a degree in Electrical Engineering from Escola de Engenharia Mauá, a degree in Accounting and Finance from Instituto Brasileiro de Mercado de Capitais and has a Master’s in Electrical Engineering from University of Lille in France. In the capacity of one of our officers, he is responsible for the Mergers and Acquisitions area. Mr. Valadão has worked in the banking business for 20 years. He was a Corporate Finance Officer for Banco Paribas from 1990 to 1998 and in 1998 joined Banco Real.

Gilberto Duarte de Abreu Filho – 252.311.448-86

Mr. Abreu is a Brazilian citizen, born on August 7, 1973. He holds a degree in Industrial Engineering from Universidade de São Paulo and a Master’s in Business Administration from Massachusetts Institute of Technology in Cambridge, Massachusetts. In the capacity of one of our officers, he is responsible for our Insurance Operations. Currently, he is also Chief Executive Officer of Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A. Before joining Grupo Santander Brasil, he was a Senior Manager at McKinsey & Company, conducting financial and retail projects.

Jamil Habibe Hannouche – 020.039.308-17

Mr. Hannouche is a Brazilian citizen, born on June 23, 1960. He holds a degree in Mechanical Engineering from Universidade Mogi da Cruzes - UMC, a specialization in Finance and a Master’s in Business Administration from Instituto de Ensino e Pesquisa - INSPER. In the capacity of one of our officers, he is responsible for the Universities area and the Retail segment. Mr. Hannouche worked in the financial market for 25 years. He was a Sales Officer at Banco Nacional S.A. from 1983 to 1995, Retail Officer at Unibanco - União de Bancos Brasileiros S.A. from 1997 to 2000 and has worked in the Universities sector of Santander Brasil since 2007.

João Guilherme de Andrade So Consiglio- 119.038.148-6

Mr. Consiglio is an Italian-Brazilian citizen, born on December 7, 1968. He holds a degree in Economics from Universidade de São Paulo and a Post Laurea of Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. In the capacity of one of our Chief Executive Officers, he is currently in charge of the Business segment. Mr. Consiglio has worked in the financial market for 16 years. He worked as an Economist at Bunge (Serfina S.A. Adm e Participações) from 1990 to 1994, Santista Corretora S.A. CVM Economic Department Manager from 1994 to 1995, and is working at Santander Brasil/Banco Real since 1995, where he started as a Corporate Manager and took the lead of the Corporate Development and Investment Fund in Participations area until 2005, when he became in charge of Product Management and Development of all Brazilian Branches. He became Head of Global Transaction Products Area in Brazil in 2008, and in 2010 he took his current function. He was a CBSS Administration Council (Visa Vale) member in charge until 2008, an Administration Council of Interbanks Chamber of Payments (“CIP”) member and Study Center Foundation of Foreign Trade (“FUNCEX”) High Council member until 2010.

José Roberto Machado Filho – 116.001.028-59

Mr. Machado is a Brazilian citizen, born on August 25, 1968; he holds a bachelor’s degree of Electric Engineering from Faculdade de Engenharia Industrial (“FEI”) of São Paulo, and a Master’s Degree on Business Administration, Economics, and Finance from Universidade de São Paulo. In the capacity of one of our Chief Executive Officers, he is in charge of Real State Credit and Mortgage Credit. He has worked in the Financial Market for 17 years. He was an Engineer at Keumkang Limited from 1990 to 1991. At Banco CCF Brasil S.A., he worked as an Exchange Manager from 1992 to 1995, and as an Emerging Markets Operation Manager from 1992 to 1996. He was also Banco Rabobank Internacional Brasil S.A. Chief Executive Officer, from 1998 to 2003, and was Banco Real Chief Executive Officer from 2003 to 2009. Today, he also serves as Banco Bandepe S.A., Webmotors S.A., and CRV – Distribuidora de Títulos e Valores Mobiliários S.A Chief Executive Officer. Also, he is Vice-President of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança (“ABECIP”) and President of the Administration Council of Companhia Brasileira de Securitização (“Cibrasec”).

Lilian Maria Ferezim Guimarães – 063.940.958-00

Mrs. Guimarães is a Brazilian citizen, born on August 26, 1960. She has a bachelor’s degree of Business Management from Fundação Getúlio Vargas, with specialization in Human Resources, also from Fundação Getúlio Vargas, and with specialization in Business Management from Fundação Dom Cabral. She also holds a degree in Hotel Management from Senac-SP. In the capacity of one of our Vice-President Chief Executive Officers, she is in charge of the Human Resources Politics Implementation and Development. She has worked in the Human Resources area for 27 years. She was a Salary Analyst at União de Bancos Brasileiros S.A. (“Unibanco”) from 1984 to 1986, a Salary Manager at Citibank S.A. from 1986 to 1991, a Financial Consultant at Hay do Brasil Consultores Ltda. from 1991 to 1993, a Human Resources Senior Manager at Banco Nacional S.A. from 1993 to 1995, a Human Resources Director at Banco Inter-Atlântico from 1996 to 1997, a Human Resources Director at Origin Brasil from 1997 to 2000, and a Human Resources Director at Banco Real from 2000 to 2006.

Luciane Ribeiro – 074.400.888-32

Mrs. Ribeiro is a Brazilian citizen, born on June 7, 1963. She holds a bachelor’s degree in Economics from Fundação Armando Álvares Penteado. In the capacity of one of our Chief Executive Officers, she is currently in charge of the Assets Administration Operations of Santander Brasil. She has worked in the financial market for 28 years. She started at BankBoston in 1983. In 1985, she changed to Banco Safra where she worked for more than 20 years as Wealth Management of Shareholder’s Assets, and in 2002, she was elected as the Asset Management Unit Chief Executive Officer. In 2006, Mrs. Ribeiro became Assets Management Chief Executive Officer of ABN AMRO in Latin America. In 2008, Mrs. Ribeiro was chosen to take over the position of Santander Brasil Asset Management DTVM S.A. Chief Executive Officer, where she was in charge of the Asset Management Unit integration of Banco Real and Santander Brasil. Mrs. Ribeiro also coordinates the Database Commission and the Investment Funds Commission of ANBIMA and she is the Ethical Fund Council’s President.

Luis Félix Cardamone Neto - 042.649.938-73

Mr. Cardamone is a Brazilian citizen, born on March 16, 1964. He studied Business Management at Fundação Lusíadas - School of Business Management - Santos. In the capacity of one of our Chief Executive Officers he is in charge of the Customer Finance area. Mr. Cardamone has worked in the financial market for 27 years. He was a Sales Assistant at Banco Antônio de Queiroz from 1982 to 1985, Banco Comind’s Manager in 1985, Banco Itaú S.A Administrative Services Head and Manager, from 1985 to 1987, and worked at Banco Real S.A. from 1988 to 2009. Today, he is also in the position of Aymoré Crédito, Financiamento e Investimento S.A. and Webmotors S.A.Chief Executive Officer, Institutional Relationships Director and member of the Administration Council of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil, Santander Administradora de Consórcio Ltda.; Santander Brasil Administradora de Consórcio Ltda., and Banco Bandepe S.A. Chief Executive Officer

Pedro Paulo Longuini - 025.986.508-75

Mr. Longuini is a Brazilian citizen, born on June 7, 1957. He holds a degree in Mechanic Engineering from Instituto Tecnológico de Aeronáutica (“ITA”). He has worked in the financial market for 24 years. He was Citibank S.A. Vice-President from 1985 to 1996. He started in 1996 at Banco Real as a Controller, and in 1999, he began to work as Operations and Financial Control’s Chief Executive Officer. He was Banco Real Vice-President from 2003 to 2009. He was in the position of Vice-President Chief Executive Officer, in charge of the Corporate Affairs Area, including Legal and Compliance Department. In 2011, he took the position of Officer, in charge of Banco Santander S.A Liquidity Control, in Spain. Currently, he is Vice-President Chief Executive Officer, responsible for the Quality and Efficiency area.

Luiz Felipe Taunay Ferreira - 148.124.658-50

Mr. Ferreira is a Brazilian citizen, born on March 18, 1967. He holds a degree in Business Administration from Fundação Getúlio Vargas, a degree in Economics from Universidade de São Paulo and a Master’s Degree in Economics from Universidade de São Paulo. Mr. Ferreira also has an International Certificate of Finance Analyst (“CFA”). In the capacity of one of our officers, he works in the Investor Relationship Department. Mr. Ferreira has worked in the financial market for 15 years. He was an Operator at Banco ING Brasil from 1994 to 1996, Risk ING Barings, London Management Head of shares’ derivatives, from 1996 to 1998. He started his career at Banco Real in 1998 and has worked at Grupo Santander since then. Currently, he is also Chief Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., and Banco Bandepe S.A..

Marcelo Zerbinatti - 136.738.758-25

Mr. Zerbinatti is a Brazilian citizen, born on February 5, 1974. He holds a degree in Business Administration from FMU, SP, and graduate degree in Negotiation from FGV, SP and a Master's in Planning from PUC, SP. He worked at Banco Bradesco S.A. from 1988 to 1992 as a Head of Service, at Bank Boston from 1992 to 1994 as a Foreign Exchange Coordinator, at Banco Real from 1994 to 2006 as a Project Superintendent and since 2006 he serves as a Senior Organization Executive Superintendent, responsible for Process and Management of Changes.

Marcio Aurelio de Nobrega - 085.947.538-70

Mr. Nóbrega is a Brazilian citizen, born on August 23, 1967. He holds a degree in Business Administration and Economics from Faculdade Santana. In the capacity of one of our officers, he is responsible for the IT operational area. Mr. Nóbrega has worked in the bank business for 25 years. He joined Banco Real in 1982 and has worked for Santander Brasil ever since.

Marco Antônio Martins de Araújo Filho - 266.159.751-49

Mr. Araújo is a Brazilian citizen, born on June 19, 1965. He holds a bachelor’s degree in Law from Universidade de Brasília and a Master’s (LLM – Master of Laws) in International Business and Commercial Law from Fordham University, of New York. He was approved on the Brazilian Bar Association exam in 1988 and he holds a license to perform as a lawyer in the State of New York – (since 1993). He has worked in the legal area for over 20 years. As one of our Vice President Executive Officers, he is in charge of our Corporate Affairs Department, which includes the Legal, Compliance, GPS, Management & Santander Shareholder. He was Partner at Araújo & Castro Advogados in 1988, Parliamentary Consultant from 1989 to 1991 and Senior Lawyer of Banco Itaú BBA S.A. from 1994 to 2003. He joined Grupo ABN AMRO in 2003, was Chief Legal Officer for activities of ABN AMRO in Latin America (comprising 8 countries in Latin America, including Brazil) and Banco Real Chief Executive Officer.

Maria Eugênia Andrade Lopez Santos - 386.776.525-15

Mrs. Santos is a Brazilian citizen, born on January 23, 1966. She holds a degree in Economics from Universidade da Bahia and a graduate degree from Fundação Getúlio Vargas. In the quality of one of our officers, she is responsible for the relationship with multinational clients in Brazil. Mrs. Santos has worked in the corporate area for 18 years, and she is also Santander Advisory Services S.A. Chief Executive Officer

Manoel Marcos Madureira - 885.024.068-68

Manoel Marcos Madureira. Mr. Madureira is a Brazilian citizen, born on December 30, 1951. He holds a bachelor’s degree in Industrial Engeneering from Universidade de Taubaté, in Sao Paulo, and a degree in Management from Tokyo International Center, in Japan. From 1976 to 2005 he worked in the automotive industry, when he worked as an Institutional Relations and Communications Officer of Fiat Automóveis and Mercedes Benz do Brasil. From 1998 to 2005 he was Vice President of Associação de Fabricantes de Veículos Automotores and President of Associação de Engenharia Automotora. In 2006 he was elected Santander Brasil Corporate Affairs department Vice President and in 2007 he became Federação Brasileira de Bancos Vice President. In 2008 he was transferred to Santander Espanha to act as Communications Officer for Latin America, where he stayed until September 2012. In October 2012 he returned to Brazil to take over the Corporate Communication and Institutional Relations departments of Santander Brasil and currently he is the Executive Vice President of Banco Santander (Brazil) S.A., responsible for the Communication, Marketing, Institutional Relations and Sustainability. Mr. Madureira is also Chief Executive Officer of Universia Brasil, S.A.

Mauro Siequeroli - 011.585.128-30

Mr. Siequeroli is a Brazilian citizen, born on March 24, 1957. He holds a degree in Business Administration from Fundação Getúlio Vargas and a graduate degree in Industrial Resources and General Administration also from Fundação Getúlio Vargas. In the capacity of one of our officers, he is responsible for the Services and Operations area. Mr. Siequeroli has worked in the back-office area for 19 years. He was Banco Crefisul S.A. Operations Officer from 1985 to 1994, Banco BMC Products Officer from 1995 to 1998, Banco Bandeirantes S.A. Operations Officer from 1999 to 2000 and joined Santander Brasil in 2001. Currently, he is also Chief Executive Officer of Santander S.A. – Technical, Administrative Services and Insurance Brokerage’s.

Ana Paula Nader Alfaya - 173.334.338-54

Mrs. Nader is a Brazilian citizen, born on August 7, 1971. She holds a degree in Publicity and Advertising from Universidade Paulista and a graduate degree in Communications from Escola Superior de Propaganda e Marketing- ESPM. She works eventually as a speaker and Assistant Professor of Brand in the MBA courses of FGV, FAAP and IED (Instituto Europeu de Design). Mrs. Nader has worked with communications, brands and marketing at

Banco Nacional, Unibanco and BankBoston, and initiated her path in Santander in the year 2000, and currently she is responsible for all Brand and Marketing activities of the group in Brazil, institutional and of business.

Carlos Alberto Seiji Nomoto - 126.209.108-03

Mr. Nomoto is a Brazilian citizen, born on November 28, 1969. He holds a degree in Business Administration from Escola Superior de Administração de Negócios and a MBA in Marketing from Insper. He works as an Executive Superintendent in the Sustainable Development area since 2002, being responsible for the projects and programs management related to the subject. Between 1997 and 1994 (sic) he worked as a Private Banking Manager and Call Center Manager at Banco Real. In 1999 he worked as an Investment Manager at Lloyds Bank. In 2000 he worked as a Strategic Planning Manager at Grupo EDP – Eletricidade de Portugal. In 2001 he worked as a Segments Manager at Banco Real.

Nilo Sérgio Silveira Carvalho - 025.442.898-30

Mr Carvalho is a Brazilian citizen, born on February 26, 1961. He holds a degree in Business Administration from UniSantos – Universidade Católica de Santos and a Master’s degree in Business Administration from Fundação Getúlio Vargas and Moroco Associados. In the capacity of one of our officers, he is responsible for the Individual Retail area. Mr. Carvalho has worked in the financial market for 25 years. He was Officer of Unibanco – União de Bancos Brasileiros S.A. Products from 1994 to 1998, a Santander Brasil Retail and Technology Officer from 1998 to 2004, a Medial Saúde S.A. Chief Executive Officer from 2004 to 2008 and he is our Retail Officer since 2008. Currently, he is also Chief Executive Officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Capitalização S.A. and Officer of Santander Brasil Administradora de Consórcio S.A.

Fernando Díaz Roldán – 232.966.428-11

Mr. Róldan is a Spanish citizen, born on October 7, 1965. He holds a Bachelor’s degree in Physics and a specialization in Applied Physics, from Universidade Autônoma de Madrid and a graduate degree in Business Management from IESE, Business Management at IESE Business School – Universidad de Navarra, Spain. Mr. Roldán started his career in the commercial area. In 1994, he migrated to the technology area. From 1996 to 2001, He worked in IT Management different segments companies, such as: Vida Britânica SAE, Rhône-Poulenc Rorer and Ibéria SA SITEL Teleservices. In 2001, he was invited to join Endesa group, where he worked as an Operations Officer/ Mundívia General Officer and Corporate Infrastructure Officer, where he was responsible for telecommunications and systems. In 2006, He was invited to participate of Grupo Santander as a Corporate Services Officer at Produban, where he started to direct the production services to the global business units of the Group (Global Banking & Markets, Asset Management, Seguros [Insurances], Cartões [Cards]). He is responsible for Grupo Santander of Brazil, Chile and Argentina’s technological infrastructure operation. Recently, in November 2012, he started as CIO of Grupo Santander Brasil.

Oscar Rodriguez Herrero – 060.185.177-36

Mr. Rodriguez is a Spanish citizen, born on October 4, 1971. He holds a Bachelor’s degree in Business Administration from Colégio Universitário de Estúdios Financieros, of Madrid, Spain, and a Master’s degree in Business Administration from Kellogg School of Management, of Northwestern University, of Chicago. Illinois. In the capacity of one of our Vice President Chief Executive Officers, he is responsible for the Risk Management area. Oscar Rodriguez Herrero has worked in the financial market for 15 years. He worked as a Santander Investment’s Credit Risk Analyst, Spain, from 1994 to 1998. He was a Consultant for McKinsey & Co., in United States and Spain, from 2000 to 2004. He also worked as a Corporate and Wholesales Bank segment’s Credit Risk Officer of Santander Brasil from 2004 to 2006. Currently, he is also Aymoré Crédito, Financiamento e Investimento S A and Banco Bandepe S.A. Chief Executive Officer. He is also a Companhia de Arrandamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil Management Council’s member.

Pedro Carlos Araújo Coutinho – 517.786.886-91

Mr. Coutinho is a Brazilian citizen, born on April 2, 1966. He holds a degree in Business Management from Instituto Superior de Ciências, Letras e Artes de Três Corações – INCOR-MG, and a graduate degree in Financial Management from Fundação Dom Cabral and a marketing MBA from Instituto de Ensino e Pesquisa – INSPER. In the capacity of one of our Chief Executive Officers, he is responsible for Santander Brasil outlets. Mr. Coutinho has worked in the financial market for 25 years. He was responsible for Banco Nacional S A Small and Medium Business Segment from 1983 to 1995, Unibanco S A’s Retail Manager from 1995 to 1997 and he is a Banco Santander Chief Executive Officer since 1997.

Ramón Sanchez Díez – 059.396.487-03

Mr Díez is a Spanish citizen, born on October 29, 1968. He holds a degree in Economics from Universidad Autônoma de Madrid. In the capacity of one of our officers he is responsible for our Retail Bank Operations. He worked as a Financial Analyst for Banco Santander’s New York’s branch from 1992 to 1997 and as a Analysis and Strategy Officer for Latin American Banks at Santander Brasil from 1997 to 2003. He was a Santander Brasil Strategy and Investors Relations Officer from 2004 to 2006.

Reginaldo Antonio Ribeiro – 091.440.778-31

Mr. Ribeiro is a Brazilian citizen, born on May 19, 1969. He holds a degree in Economics from Universidade Estadual de Campinas,a degree in Accounting from Universidade Paulista and a Master’s degree in Business Administration from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI, Universidade de São Paulo. In the capacity of one of our officers, he is responsible for the Bank’s tax aspects, tax planning strategies and corporate reorganization processes. Mr. Ribeiro has worked in the Fiscal area for 21 years. He worked as a Consultant at Arthur Andersen Consultoria Fiscal Financeira S/C Ltda from 1990 to 2001. He was also a Companhia Energética de São Paulo and AES TIETÊ Fiscal Council’s member from 2002 to 2006. Currently, he is a Santander S A – Serviços Técnicos, Administrativos e de Corretagem de Seguros Superintendent Officer, REB Empreendimentos e Adminstradora de Bens S A Chief Executive Officer, and Aquanima Brasil Ltda. Chief Executive Officer.

Roberto de Oliveira Campos Neto – 078.602.017-20

Mr Neto is a Brazilian citizen, born on June 28, 1969. He holds a degree in Economics, a graduate degree in Economics and a specialization in Finances from Universidade da Califórnia, in Los Angeles (UCLA), and a Master’s degree in Applied Mathematics from Caltech. He worked at Banco Bozano Simonsen from 1996 to 1999, where he was an Exchange and Interests Derivatives Operator (1996), External Debt Operator (1997), Stock Exchange Operator (1998) and Head of the International Fixed Income area (1999). From 2000 to 2003 he worked as a Santander Brasil Head of the International and Fixed Income area. In 2006 he worked as a Portfolio Manager at Claritas. Since 2004 he works as an Operator. Currently, he is responsible for the Treasury and Applications for own account and Negotiations areas, International and Local Markets creation, financing, corresponding banks, quantitative area and business development.

Ronaldo Yassuyuki Morimoto – 267.678.438-22

Mr. Morimoto is a Brazilian citizen, born on May 5, 1977. He holds a degree in Economics from Faculdade de São Paulo. He is responsible for ALM (Assets and Liabities Management) area/Financial Management and a Management Committee of Assets and Liabilities’ member (ALCO Local e Global Brasil) since 2006. He has worked in the financial market for 12 years. He joined Banco Santander in 2001, working in several areas such as Governments & Institutions. Products, Finance, Basileia Project II and Wholesale Controller. He started his career at Banco América do Sul in the Credit Risk area in 1998, worked at Citibank S A from 1998 to 2000 and at AT&T Latin America from 2000 to 2001. Currently he is a member of the Supervision Committee of the Credit Guarantee Fund (FGC).

Sérgio Gonçalves – 007.641.538-46

Mr. Gonçalves is a Brazilian citizen, born on August 7, 1956. He holds a degree in Economics from Fundação Armando Álvares Penteado and a Master’s degree in Executive Business Administration from Universidade de São Paulo. In the capacity of one of our officers, he is responsible for the Institutional and Governmental area. Mr. Gonçalves has worked in the Brazilian financial market for 29 years. He was a Banco Crefsul Officer from 1987 to 1994, a Nossa Caixa Products Officer from 1995 to 2000. He was Officer of Banco do Estado de São Paulo S A – Banespa from 2001 to 2004.

Wilson Luiz Matar – 042.307.498-99

Mr. Matar is a Brazilian citizen, born on November 28, 1958. He holds a degree in Civil Engineering from Faculdade Politécnica of USP and a degree in Business Administration (undergraduate and graduate degree) from FEA-USP. He has 29 years experience in banking services, working in great Brazilian banks (Itaú and Unibanco) and for 12 years at Grupo Santander. He worked at Grupo Santander for 7 years in the Accounting area, being responsible for the Management’s information and Budget areas. For 5 years he was responsible for the Solvency Risks in the Executive Vice Presidency of the Credit and Market Risks, with the monitoring and controlling functions of the Group’s credit portfolios.

Ignacio Domínguez - Adame Bozzano – 234.100.598-57

Mr. Bozzano is a Spanish citizen, born on August 20, 1968. He holds a degree in Economic and Business Sciences and a specialization in Finances from Universidade Complutense de Madrid. He holds an MBA from Houston University. He joined Grupo Santander Espanha in 1994, initially developing activities in the Global Banking & Markets area and with the M&A teams, Project Finance and Leverage Finance. From August 2006 to February 2007 he was a Manager Officer at Banco Santander Central Hispano. SCH Investment. (Spain), globally responsible for the Structured Operations area. From February 2007 to April 2009 he was a Manager Officer at Santander Espanha. Currently he is globally responsible for the Credit Markets area, with responsibilities over all products related to Debt and Capital Market (projects financing, LBO’s, acquisition’s financing, issuance of securities, etc.) From 1991 to 1992 he worked in the Investments Analysis Department of Dragados y Construcciones S.A. (Spain).

Gilson Finkelsztain – 012.032.457 - 18

Mr. Finkelsztain is a Brazilian citizen; holds a degree in Civil Engineering from Pontifícia Universidade Católica do Rio de Janeiro and attended the Advanced Management Programme at INSEAD (Institut européen d’administration des affaires). HE has worked for 16 years in the financial area. He worked at Bank of America Merrill Lynch from 2010 to 2011, as a Statutory Officer, responsible for the investments bank’s Sales area. From 2007 to 2010 he worked at J.P. Morgan Chase, where he was responsible for the Derivatives area, also as a Chief Executive Officer and Statutory Officer. He also worked at Citigroup from 1995 to 2007, in the cities of Sao Paulo, Mexico and New York, where he occupied different positions such as Vice President’s Assistant, Deputy Superintendent, Executive Superintendent and Officer, with activities such as Trader, Operations Structuring, Corporate Sales and Treasury.

Jose Alberto Zamorano Hernandez - 058.006.547 - 27

Mr. Hernandez is a Spanish citizen, born on May 9, 1962. He holds a degree in Business Studies from Universidade Complutense de Madrid. He is responsible for Banco Santander (Brasil) Internal Auditing area. He has worked in the Auditing area for 15 years. He initiated his career in the Internal Auditing area in Grupo Santander Espanha, as a Internal Auditing Manager responsible for the Credit Risks Auditing in the Galícia, Alicante and Castilla la Mancha regional, position that he occupied from 1995 to 2002. He was an Internal Auditing Superintendent at Banco Santander (Brasil) from 2002 to 2005 and main responsible for the Internal Auditing area of Grupo FInanceiro Santander Mexico, as a Internal Auditing Chief Executive Officer.

Cassio Schmitt - 581.099.430 - 04

Mr. Schmitt is a Brazilian citizen, born on April 23, 1971. He holds a degree in Economics from Universidade Federal do Rio Grande do Sul, a Master’s degree in Business Economics from Fundação Getúlio Vargas of São Paulo, and a Master’s degree in Business Administration from Sloan School of Business, of Massachusetts Institute of Technology (MIT). He has worked in the financial area for 16 years. He works as a Treasury Economist at Banco de Crédito Nacional S.A. from 1995 to 1996, and as a Senior Economist at UNIBANCO - União de Bancos Brasileiros S.A. from 1996 to 1999. He worked in the UBS Warburg: Leverage Finance team in 2000. He was a Project Finance Superintendent at UNIBANCO from 2001 to 2003 and of Corporate Banking at UNIBANCO Representative Office in New York from 2003 to 2004. He worked in the M&A/ Project Finance team of Banco Santander in 2004, and he took over the Project Finance area in Brasil in 2005. In 2010, he worked in the Acquisition Finance area and Syndicated Lending. He is also a member of the Administration Board of EBP - Estruturadora Brasileira de Projetos S.A. Currently he is responsible for the Risk Management for Companies area of the Global Relation Model.

Mara Regina Lima Alves Garcia - 118.391.298 - 67

Mrs. Garcia is a Brazilian citizen, she holds a degree in Law from Faculdades Metropolitanas - FMU, a Master’s degree in Financial Law from IBMEC - Instituto Brasileiro de Mercado de Capitais and a Master’s degree in Economic International Law from Pontifícia Universidade Católica de São Paulo - PUC. She has worked in the legal area for over 20 years. She was a Legal Manager at Banco Inter-Atlântico S.A. from 1996 to 2000, Senior Lawyer at Banco Itaú BBA S.A. from 2000 to 2006. She joined Banco Santander S.A. in 2006 as an Executive Superintendent of the Wholesale Legal Department. Currently, she is responsible for the Advisory Legal area for the Retail and Wholesale segments and a member of the Legal Committee of FEBRABAN and ABBI.

Thomas Gregor Ilg - 120.800.938 - 94

Mr. Ilg is a Brazilian citizen, born on September 12, 1968. He holds a degree in Agriculture Engineering from Universidade Estadual de Campinas - UNICAMP, a specialization in Business Management from Fundação Getúlio Vargas (CEAG). He has worked in the financial market for over 20 years, from which 12 at Banco Santander and approximately 10 years at The First National Bank of Boston, where he joined as a trainee, passing by the Commercial and Risks areas. At Banco Santander, he was responsible for the Corporate Commercial area, after taking over the Treasury for Company Clients, Business, Private and Individuals. After that, he joined the Risks team, leading the Corporate Risks area. Currently, he is responsible for Banco Santander’s Business Risks area.

Marcelo Audi - 104.859.868 - 33

Mr. Audi is a Brazilian citizen, born on January 18, 1967. He holds a degree in Business Management from Fundação Getúlio Vargas of São Paulo. From 1990 to 1997, he worked in the Investment Banking area of Banco Patrimônio (Istitution affiliated to the american investment bank Solomon Brothers), besides being responsible for the creation of the Equity Research area, and becoming Partner at the Bank. He worked from 1997 to 2002 in Banco Merrill Lynch Equity Research area in Brazil and from 2003 to 2006 he was Partner at Quadrante Investimentos, local investments advisory company. Mr. Audi works at Banco Santander since 2007,

Miguel Angel Albero Ocerin - 233.348.458 - 69

Mr. Albero is a Spanish citizen, born on February 23, 1960. He holds a degree in Economics and Business Administration and a Master’s in Financial Markets from Centro Internacional Carlos V (UAM). During his career he developed financial resources and human capital management activities in the financial intermediation, assets management, products structuring, business development, financial markets development and client relationships. Most of his professional activities were developed at Grupo CM Capital Markets (ABN AMRO Group), where he occupied different executive positions in the group’s companies. He is part of Grupo Santander since 2007, being responsible for the Capitals Structuring (GB&M), which includes the renewable energy projects promotion, energy efficiency and carbon financing areas. Since 2009, he is the Head of Actives and Capital Structuring in Brazil.

Amancio Acúrcio Gouveia - 735.075.127-34

Mr. Gouveia is a Brazilian citizen, born on March 31, 1963. He holds a degree in Accounting from Universidade Santa Úrsula. In the capacity of one of our officers, he supervises the Management Accounting. Mr. Gouveia has worked in the financial institutions accounting area for 23 years. He was an Auditing Manager at KPMG until 1991, Accounting Manager at Unibanco - União de Bancos Brasileiros S.A. from 1991 to 1999, Supervisor Manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001 and he is Grupo Santander Accounting Control Manager since 2001. Currently, he is also Chief Executive Officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., and Administrator of Santander Brasil Administradora de Consórcio Ltda.. He is also member of Companhia Energética de São Paulo Fiscal Council.

Jean Pierre Dupui - 314.645.212-04

Mr. Pierre is a Brazilian citizen, born on September 23, 1968. He holds a Bachelor’s degree in Economics with a specialization in Statistics from Boston University, USA. Currently, he is responsible for the Corporate & Investment Bank (CIB) inside GBM of Banco Santander Brasil. From 1992 to 1998 he worked at Lloyds TSB Group in Structured Finance and Trade Finance positions in São Paulo and London. From 1998 to 2001, he occupied the Structured Finance position at Citigroup Brasil. From 2001 to 2004, he worked at BBVA Brasil responsible for Debt Capital Markets. From 2004 to 2006, he took the Corporate Finance Officer position at Citigroup New York and in São Paulo. He joined Banco Santander in November 2006, where he was responsible for Credit Markets at GBM of Banco Santander Brasil until 2009. From 2009 to 2012, he was responsible for the Global Transaction Banking area of GBM at Banco Santander in Madrid.

Nilton Sergio Silveira Carvalho - 801.611.898-49

Mr. Carvalho is a Brazilian citizen, born on January 1st, 1957. He holds a degree in Electrical Production Engineering, from Faculdade de Engenharia Industrial. He has worked in the banking segment since 1981. From 1981 to 2005,

He worked at Unibanco in different areas. From 2005 to 2012 he worked as a Superintendent of Financial Operations areas. Currently he is responsible for Operations for Individuals area.

Antonio Pardo de Santayana Montes - 233.431.938-44

Mr. Montes is a Spanish citizen, born on November 5, 1971. He holds a degree in Economics and Law from Universidade Pontificia Comillas in Icade. In the capacity of one of our officers, he is in charge of the Risk Approval in Wholesale Business and Financing, and for the Politics, Systems, Methods Development and Risk Control. Mr. Pardo de Santayana has worked in the accounting area for 15 years. He was a PricewaterhouseCoopers Consultant from 1995 to 1998, Senior Risk Analyst at Santander Central Hispano/Santander Investment from 1998 to 2000, Senior Manager at Monitor Company from 2000 to 2005 e returned to Grupo Santander in 2005. Since then and until joining Santander Brasil in 2009, he worked in the Wholesale Risk area as a Deputy Chief and he was transferred to ABN AMRO in the merger process after its acquisition.

Carlos Alberto Lopez Galán - 212.825.888-00

Mr. Galan is a Spanish citizen, born on November 6, 1962. He holds a Bachelor’s degree in Economics from Universidad Autónoma de Madrid, in Spain, and Master’s degree in Financial Markets from Universidad Pontifícia

Comillas, in Spain. In the capacity of one of our Vice President Chief Executive Officers, he is in charge of the financial area. He is also a Investors Relations Financial Officer and a Financial Officer. He has worked in the financial market for 22 years. He joined Grupo Santander in November 1986, as an Analyst and in 1995 he became a Controller of Santander Financial Products. From July 1997 to January 1999, he worked as a Vice President of Santander Investment Mexico. From July 1999 to August 2006, he worked as a Financial and Operational Officer and as a member of the Board of Directors of the following entities: Santander Brasil, Afore S.S., Gestora S.S., Asseguradora S.A., Casa de Bolsa and Universia. He occupied the position of Grupo Financeiro Santander Serfin’s member of the Board of Directors and of the following companies: Altec (currently Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.S. and Asseguradora S.A. Currently, he is also Chief Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandape S.A Vice President Officer, Santander Administradora de Consórcios Ltda. Chief Executive Officer, Santander Leasing S.A. Arrendamento Mercantil Officer, and Norchem Participações e Consultoria S.A Administrative Officer. He is also member of Santander Seguros S.A., Companhia de Arrendamento Mercantil RCI Brasil e Companhia de Crédito, Financiamento e Investimento RCI Brasil. Board of Directors.

Javier Rodriguez de Colmenares - 236.186.828-83

Mr. Colmenares is a Spanish citizen, married. He is fluent in English, French, Spanish and Portuguese. He graduated in 2001 from Universidad Pontificia Comillas, in Madrid, with a B.A. in Economics and Business Administration. In 2002 he obtained a Master’s degree in Investment Banking from Escola de Economia BBVA, in Madrid, Spain. From 2001, he occupied different positions at Banco Bilbao Vizcaya Argentaria, in Madrid, finishing in 2005 as a Global Corporate & Investment Banking department Vice President. In 2005 he joined Grupo Santander, as a manager, always occupying international areas. Global Telecommunications Media & Technology and Ports & Logistics, Structured Finance Sector Manager. He was responsible for the Global Structuring, Execution and Origination of Loans in the above mentioned sectors. As a Structured Finance Chief Executive Officer, from January to November 2009, he was responsible for all activities referent to Financial Project and Financing of several acquisitions in Europe, Latin America and North America. From December 2009 he was designated Chief Credit Officer for Specialized Finance & Structured Products, becoming globally responsible for the Risk Analysis of Loans Credit, Actives, Derivatives, Acquisitions, Mortgages, etc. Permanent member of the following Risk Committees: Global Wholesale Banking Committee; (ii) Underwritings & Structured Products Committee. Permanent member of Grupo Santander Sustainability Committee.

Carlos Rey de Vicente - 000.000.000-00

Mr. Rey de Vicente is a Spanish citizen, married, born on February 20, 1974. He graduated in Law in 1997, from Universidad Complutense de Madrid, having joined the Madrid Bar Association in 1997 (Colegiado nº 62.287). In May 2010 he joined Banco Santander Espanha, where he was responsible for the Planning and Strategy of Banco Santander Mexico, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia, having as main activities focus the retail segment, being responsible for a team of approximately 35.000 employees, distributed in 2.000 offices. Besides that, he is a member

America Division Directive Committee. From 2001 to May 2010, Mr. Rey de Vicente was a Partner in the McKinsey & Co. company, where he was responsible of leading innumerous strategic consulting projects. His activities were always concentrated on Insurance and Banking subjects, besides working on team management. Before that, he worked as a Lawyer in two offices, being founder and partner of one of them, whose main subjects were insurance and civil responsibility. Currently, Mr. Rey de Vicente will take the position of Executive Vice President of Banco Santander (Brasil) S.A., being responsible for the Strategy and Quality area.

Jose Antonio Alvarez Alvarez - 233.771.448-97

Mr. Alvarez is a Spanish citizen, born on January 6, 1960. He holds a degree in Economics from Universidade de Santiago de Compostela in Spain and a MBA in Business from University of Chicago. He started at Santander, Spain, in 2002 as a Head of Financial Management and in November 2004 he was designated Financial Officer (CFO). He was Financial Officer of BBVA (Banco Bilbao Vizcaya Argentaria S.A.) in Spain from 1999 to 2002 and Financial Officer of Corporación Bancaria de España S.A. (Argentaria) from 1995 to 1999. He was also Financial Officer (CFO) of Banco Hipotecario S.A. in Spain from 1993 to 1995 and Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. He was a member of the Board of Directors of Banco de Crédito Local S.A. from 2000 to 2002 and he is a member of the Board of Directors of Santander Consumer Finance S.A, President of Santander de Titulización, SGFT S.A., member of the Board of Directors of Bolsa de Mercados Españoles S.A. (BME) and member of the Board of Directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo - 233.771.468-30

Mr. Tejón is a Spanish citizen, born on July 11, 1951. He holds a degree in Economics from Universidade Complutense de Madrid, Spain. He joined Santander, in Spain, in 1989 as a Head of General Auditing and since 2004 he is responsible for the Auditing and Management Control General Division. At Grupo Santander, he also works as President of Banco de Albacete S.A. Board of Directors; President of Cantabro Catalana de Inversiones S.A., member of Santander Investments, S.A. Board of Directors, Vice President of Santander Investments I S.A. Board of Directors., Advisor of Santander Holding Internacional, S.A., Officer of Santusa Holding, S.L., Vice President of Santander Gestión, S.L. Board of Directors; President of Administración de Bancos Latinoamericanos Santander, S.L. Board of Directors and President of Grupo Empresarial Santander S.L. Board of Directors.

Celso Clemente Giacometti - 029.303.408-78

Mr. Giacometti is a Brazilian citizen, born on October 13, 1943. He holds a Bachelor’s degree in Business Administration from Faculdade de Economia São Luís and in Accounting from Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a Trainee and Reviser at Citibank. From 1963 to 2001, he worked at Arthur Andersen, becoming Partner in 1974 and Chief Executive Officer of Brazilian Operations from 1985 to 2000. He worked in the Board of Directors and Auditing Committee of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also acted as a member of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He was also Chief Executive Officer of Souto Vidigal, holding company and family office, from 2004 to 2006. On February 3, 2012, he was elected Independent Advisor of the Board of Directors of Santander Brasil and from October 2011 to June 2013 he acted as a President of the said Board, currently acting as Vice President. He is Manager-Partner of Giacometti Serviços Profissionais Ltda. Giacometti is also one of the cofounders and ex-member of IBGC Board of Directors. Currently, he acts as the President of the Statutory Auditing Committee and Auditing Committee at AMBEV.

José Roberto Mendonça de Barros - 005.761.408-30

Mr. Mendonça de Barros is a Brazilian citizen, born on February 7, 1944. He holds an undergraduate degree, graduate degree and PhD in Economics from Universidade de São Paulo and has a PhD in Economics from Yale University. Currently, he is a member of BM&F BOVESPA and Tecnisa Board of Directors and member of FEBRABAN Advisory Board. He is also a member of BM&F BOVESPA New Markets Advisory Chamber. In September 2009, he was elected Independent member of Santander Brasil Board of Directors. He was a member of the Board of Directors of GP Investments, Fosfertil/Ultrafertil, of Frigorífico Minerva , of Companhia Energética de São Paulo, ELETROPAULO – Eletricidade de São Paulo, da CPFL – Companhia Paulista de Força e Luz e da COMGAS – Companhia de Gás de São Paulo. He was a member of Pão de Açúcar and Grupo O Estado de São Paulo Advisory Board.

Viviane Senna Lalli - 077.538.178-09

Mrs. Lalli is a Brazilian citizen, born on June 14, 1957. She holds a degree in Psychology from Pontifícia Universidade Católica de São Paulo. From 1981 to 1996, she worked as a psychotherapist for adults and children. In September 2009 she was elected Independent member of our Board of Directors. She is also a Board member of the Conselho da Presidência Brasileira do CDES (Conselho de Desenvolvimento Econômico [Economic and Development Council]), of FEBRABAN and Citybank Brasil Advisory Board and CNI and FIESP Education Board, member of Institutos Coca-Cola, Energias do Brasil, ADVB and Todos pela Educação Board and member of Banco Itaú-Unibanco Social Investment and Orientation Committee.

Marília Artimonte Rocca - 252.935.048-51

Mrs. Rocca, is a Brazilian citizen, born on January 31, 1973. She holds a degree in Business Administration from Fundação Getúlio Vargas of São Paulo, she as a MBA in Management from Columbia Business School, New York and attended the Executive Program - Family in Business at Harvard Business School, in Boston. She started her career at Wal Mart Brasil in the operations area since the beginning of the company in the country until 1998. She managed Third Sector Organizations during six years, being a cofounder and General Manager of Endeavor Brasil, leader in high-impact entrepreneurship NGO, and of Fundação Brava, organization dedicated to the promotion of public management area. She started and developed part of the Family Office of Lemann, Sicupira and Telles families. Currently, she is Managing-Partner of Mãe Terra and Fibraxx, natural and organics products companies, where she works since its acquisition in 2007. She is a member of Totvs Board of Directors since 2001, of Endeavor Brasil since 2005 and of Santander Brasil since 2012. She also worked in Grupo IBMEC Board of Directors from 2004 to 2008, participating annually of the External Evaluation of Insper until this day. She was selected for the Aspen Institute Henry Crown Fellowship Program, of which she participates since 2006. In 2011, she received the Prêmio Cláudia (Cláudia Award) in the Business category, the country’s most relevant awards for women.

Marcial Angel Portela Alvarez - 809.357.880-34

Mr. Portela was born in Spain. He holds a Master’s degree in Political Sciences from Universidad Complutense de Madrid, in Spain, and a Master’s in Sociology from Universidade Católica de Louvain, in Belgium. Mr. Portela was a Professor at Sociology Faculty and of the MBA of Universidade de Deusto, in Spain, as well as a member of the Board of Directors of the Chicago University Business Graduate School, in the USA. Mr. Portela joined Banco Santander España in 1998, as an Executive Vice President. From 2010 to 2013 he occupied the position of President of Banco Santander (Brasil) S.A. and General Officer of Grupo Santander Mundial. He was a Executive Committee member of Telefonica da Espanha and Chief Executive Officer of Telefonica Internacional. Mr. Portela was an entrepreneur of companies related to the field of telecommunications and Renewable Energy. Moreover, he acted as a Chief Executive Officer of Corporación Bancaria España S.A. - ARGENTARIA and as a member of the Board of Directors of Banco Español de Crédito S.A. He was a President of the Board of Directors of Banco Exterior de España, in Nova York, responsible for the company in the United States of America and Latin America. Currently, he acts as the President of Banco Santander (Brasil) S.A Board of Directors.

José de Paiva Ferreira - 007.805.468-06

José de Paiva Ferreira. Mr. Ferreira is a Portuguese citizen, born on March 1st, 1959. He holds a Bachelor’s degree in Business Administration from Fundação Getúlio Vargas, a graduate degree in Management from Fundação Getúlio Vargas and has a MBA from Wharton School of Business. He joined Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as a Senior Service Assistant; he was an Executive Vice President / Chief Executive Officer of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional, Banco do Estado de São Paulo S.A. – Banespa and Santander Brasil. Currently Mr. Ferreira is a member of the Board of Directors of Banco Santander (Brasil) S.A., besides occupying the position of Senior Executive Vice President of the company, responsible for the Human Resources, Means, Technology, Organization and Costs areas.

Jesús Maria Zabalza Lotina - 236.328.588-37

Mr. Zabalza is a Spanish citizen, born on April 16, 1958. He holds a degree in Industrial Engineering and has always worked in Banking. In 1982 he started his career at Banco Vizcaya, occupying the management of several units in Cádiz, Granada, Sevilha and Zaragoza. Six years later, he occupied the position of Burgos region Officer, already as BBV. He followed his career occupying positions of greater responsibilities at BBV and after at Banco Hipotecário and Caixa Postal, later occupying the position of General Officer at both entities, already in Argentaria. From 1996,he worked for six years at La Caixa, based in Madrid, as a Deputy Officer, where he was responsible for the expansion process conduction from Cataluña, being also a member of the Management Committee. In 2002 he took the position of Banco Santander and Latin America Division General Officer. He also occupied the positions of First Vice-President of the Board of Directors of Banco Santander Chile and member of the Board of Directors of Santander Mexico. From 2002 to 2010 he occupied the positions of President of the Board of Directors of Santander Colombia and Bancorp in Puerto Rico. He is also Vice-President of the Spanish Association of Finance Executives (AEEF). He currently occupies the position of Chief Executive Officer and member of Banco Santander (Brasil) SA. Board of Directors

Conrado Engel - 025.984.758-52

Mr. Engel is a Brazilian citizen, born on May 30, 1957. He holds a degree in Aeronautical Engineering from Instituto Tecnológico de Aeronáutica (ITA). He started his career as a Management Trainee in 1981 at Citibank S.A., where he stayed for seven years. After that he occupied the position of Cards Officer from 1992 to 1997 at Banco Nacional-Unibanco. In 1998, he became President of Financeira Losango. In October 2003, he took over the Brazilian Retail area of HSBC and was a member of its Board of Directors until the end of 2006. From January 2007 to May 2009 he was responsible for HSBC Retail area for Asia-Pacific region, based in Hong Kong. In May 2008, he was nominated Group General Manager and in June 2009, he took the position of HSBC Brasil President, where he stayed until March 2012. Currently he is Vice President Senior Chief Executive Officer, responsible for the Retail segment.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.7 – Composition of statutory, audit, financial and compensation committees

Name	Committee type	Occupied Position	Profession	Election Date	Term of office
Taxpayer ID (CPF)	Description other Committees	Description other Occupied Positions	Age	Date appointed to office
Other positions and functions performed at issuer		Professional experience/ Declaration of any convictions
Celso Clemente Giacomett 029.303.408-78	Auditing Committee	Member of the Committee (Active)	Business Administrator 68	03/18/2013 04/16/2013	03/18/2014
President of the Management Council and Coordinator of the Appointment and Compensation Committee.

Mr. Giacometti is a Brazilian citizen, born on October 13, 1943. He holds a Bachelor’s degree in Business Administration from Faculdade de Economia São Luís and in Accounting from Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a Trainee and Reviser at Citibank. From 1963 to 2001, He worked at Arthur Andersen, becoming Partner in 1974 and Brazilian Operations Chief Executive Officer from 1985 to 2000. Provided services at the Board of Directors and Auditing Committee of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also acted as a Fiscal Council member of CTEEP/ISA – Transmissão Paulista. He was also Cheif Executive Officer of Souto Vidigal, holding company and family office, from 2004 to 2006. On February 3, 2012, He was elected independent member of Santander Brasil Board of Directors and from October 2011 to June 2013, He acted as a President of the said board, currently working as a Vice President.. He is Giacometti Serviços Profissionais Ltda. Managing Partner. Giacometti is also one of IBGC´s Board of Directors cofounders and ex-member. Currently, he acts as AMBEV Statutory Auditing Committee and Auditing Committee President.

Elidie Palma Bifano 395.907.558-87 -	Auditing Committee	Member of the Committee (Active)	Lawyer 65	03/18/2013 04/16/2013	03/18/2014

Mrs. Bifano is a Brazilian citizen, born on May 16, 1947. She holds a degree in Law and Social Sciences from Faculdade de

Direito da USP; a specialization in Tax Law from PUCSP and from USP; Master’s and PhD in Tax Law from PUCSP.

She started her career in 1968 at the Pedro de Oliveira Rolim Filho law firm, in São Paulo. In 1974, she joined Price Waterhouse Peat & Co as a trainee in the Legal Business Advisory area, and after she took over the following positions in the Legal Business Advisory area: Assistant, Consultant, Senior Consultant, Supervisor, Manager and Senior Manager. In 1990 she was nominated Officer of Price Waterhouse companies and from 1992 to 2012 she took over as Partner of Price

Waterhouse and PricewaterhouseCoopers companies, in the Legal Advisory area. At Price Waterhouse she participated of the Financial Institutions and Similar specialized group, since 1975. She was responsible for the financial products development and evaluation. She was specialized Partner in national and international financial groups. In Brazil, she was the specialist responsible for the technology, information, communication and entertainment areas; and for institutional research activities and study focused on the cost of bureaucracy, the reduction of tax liabilities and improving the business environment. Currently, he is a Santander Brasil Auditing Committee’s member.

René Luiz Grande 583.893.348-87	Auditing Committee	Member of the Committee (Active)	Economist 59	03/18/2013 04/16/2013	03/18/2014

Mr. Grande is a Brazilian citizen, born on April 19, 1953. He holds a degree in Economics from Pontifícia Universidade Católica de São

Paulo. He was a Banco Central do Brasil employee, approved in public examinations since June 1975, and worked in the National Financial System Inspection and Supervision Department. While in Banco Central do Brasil, he occupied several positions, including: Officer responsible for patterns and financial system organization questions from 1975 to 1978; Technical Assistant from 1978 to 1989; Supervisor from 1989 to 1995; Inspection Supervisor from 1995 to 1999; department and technical standard Officer from 1999 to 2003, and Deputy Director of the Standard Department from 2003 to 2011. Before working at Banco Central do Brasil, he occupied the position of Team Officer at Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.7 – Composition of statutory, audit, financial and compensation commitees

Name	Committee type	Occupied Position	Profession	Election Date	Term of office
Taxpayer ID (CPF)	Description other Committees	Description other Occupied Positions	Age	Date appointed to office
Other positions and functions performed at issuer		Professional experience/ Declaration of any convictions
Taiki Hirashima	Auditing Committee	Member of the Committee (Active)	Accountant 72	04/24/2013 06/13/2013	03/18/2014
007.568.818-20

Mr. Hirashima is a Brazilian citizen and married. He graduated in 1966 in Accounting and Actuarial Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado. In 2000 he specialized in Corporate Finances at Harvard Business School, Wharton University and Stanford of Business. He joined Arthur Andersen in 1962, being admitted as a Managing Director in 1975 having retired from the Company in June 2002. During these years of professional experience in the field of independent auditing, accounting and tax consultancy , he provided service for several national and multinational companies of different sizes and segments. In 2002, he constituted Hirashima & Associados, consulting company focused on accounting, tax, labor and social security and corporate finance areas. He was Technicali Vice President of Instituto de Auditores Independentes do Brasil – Ibracon; Vice President of Federação Internacional de Contabilidade – IFAC and member of the Deliberative Council representing Brazil; Member of the Federal Accounting Standards Board of Accounting and member of CVM Advisory Board for accounting matters. Still, he was a member of the Auditing Committee of Banco Santander Brasil for 5 years until February 2012. Since 2004 he is a member of Embraer Fiscal Council; member of Magazine Luiza Auditing Committee since 2008, and of Natura since 2009.

Celso Clemente Giacometti 029.303.408-78	Compensation Committee	Member of the Committee (Active)	Business Administrator 68	05/28/2013	Until the first RCA held after the General Assembly Meeting of 2015.
President of the Board of Directors and member of the Auditing Committee.
Eduardo Nunes Gianini 610.317.478-34	Compensation Committee	Member of the Committee (Active)	Consultant 57	05/28/2013	Until the first RCA held after the General Assembly Meeting of 2015
Viviane Senna Lalli 077.538.178-09	Compensation Committee	Member of the Committee (Active)	Business Administrator 53	05/28/2013	Until the first RCA held after the General Assembly Meeting of 2015
Independent member of the Board of Directors

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.9 - Marital relationship, stable union or other ties up to the second degree related to issuer's management, controlled and controlling

Reason for not completing the table:

There is no marital relationship, stable union or other ties up to the second degree between the issuer's administrators; between issuer's administrator and administrators of the direct or indirect subsidiaries of the issuer, between issuer’s administrators or of its direct or indirect subsidiaries and direct or indirect issuer’s controller; and issuer’s administrators and issuer’s direct or indirect subsidiaries administrators.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.10 - Relations of subordination, service provision or control between administrators and subsidiaries, controllers and others

Identification	Taxpayer ID (CPF) / Corporate Taxpayer ID (CNPJ)	Type of relation between Administrator and related person	Type of related person
Position/ Function
Financial Year 12/31/2012
Issuer´s Administrator José Manuel Tejón Borrajo Member of the Board of Directors	233.771.468-30	Subordination	Indirect Controller
Related Person Santander Espanha Auditing General Division Officer and Administrative Control Observation
Issuer´s Administrator José Antonio Alvarez Alvarez Member of the Board of Directors	233.771.448-97	Subordination	Indirect Controller
Related Person Santander Espanha Financial and Investors Relations Officer Observation
Financial Year 12/31/2011
Issuer´s Administrator José Manuel Tejón Borrajo Member of the Board of Directors	233.771.468-30	Subordination	Direct Controller
Related Person Santander Espanha Auditing General Division Officer and Administrative Control Observation

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.10 - Relations of subordination, service provision or control between administrators and subsidiaries, controllers and others

Identification	Taxpayer ID (CPF) / Corporate Taxpayer ID (CNPJ)	Type of relation between Administrator and related person	Type of related person
Position/ Function

Issuer´s Administrator José Manuel Tejón Borrajo Member of the Board of Directors	233.771.468-30	Subordination	Indirect Controller
Related Person Santander Espanha Auditing General Division Officer and Administrative Control Observation
Issuer´s Administrator José Antonio Alvarez Alvarez Member of the Board of Directors	233.771.448-97	Subordination	Indirect Controller
Related Person Santander Espanha Financial and Investors Relations Officer Observation
Financial Year 12/31/2010
Issuer´s Administrator Marcial Angel Portela Alvarez Company’s President Officer, elected on 02/02/2011.	809.357.880-34	Subordination	Indirect Controller

Related Person

Santander Espanha

Vice President responsible for the Latin American Operations. Resigned because of his election for the Chief Executive Officer of Santander Brasil position.

Observation

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.10 - Relations of subordination, service provision or control between administrators and subsidiaries, controllers and others

Identification	Taxpayer ID (CPF) / Corporate Taxpayer ID (CNPJ)	Type of relation between Administrator and related person	Type of related person
Position/ Function

Issuer’s Administrator José Antonio Alvarez Alvarez Member of the Board of Directors of Santander Brasil.	233.771.448-97	Subordination	Indirect Controller
Related Person Santander Espanha Financial and Investors Relations Officer Observation
Issuer’s Administrator José Manuel Tejón Borrajo Member of the Board of Directors.	233.771.468-30	Subordination	Indirect Controller
Related Person Santander Espanha Auditing General Division Officer and Administrative Control Observation

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.11 - Agreements, including insurance policies, for payment or reimbursement of expenses supported by administrators

12.11. Describe the provisions of any agreements, including insurance policies, providing for the payment or reimbursement of expenses incurred by administrators, arising from the compensation for damages caused to third parties or issuer, of penalties imposed by state agents, or agreements with the objective of closing administrative or judicial processes, in the exercise of their functions

At a meeting of the Board of Directors held on December 23, 2009 the issuance of letters of indemnity to the current and future administrators of the Company, financial institutions and / or associations and / or non-financial companies directly or indirectly controlled by the Company was approved. The letter of indemnity is intended to define the parameters of compensation that will be provided to the Company's administrators, financial institutions and / or associations and / or non-financial companies directly or indirectly controlled by the Company, by reason of any damage to property suffered due to the regular exercise of their statutory functions.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.12 - Other relevant information

12.12. Provide other information the issuer deems relevant

Adhesion to the Self-Regulation ABRASCA Code and Best Practices of open Companies

Since August 15, 2011, Banco Santander (Brasil) S.A. joined expressly, undisputed, all terms, clauses and conditions of the Self-Regulation ABRASCA Code of Good Practices of open Companies, undertaking to respect and apply it faithfully, thus assuming all rights and obligations thereunder, and subject to the penalties, if appropriate.

Items 12.6/8

History of Terminations:

Date	Reason	Name	Position
11/30/2012	Exoneration	André Fernandes Berenguer	Officer without specific designation
11/30/2012	Exoneration	Marco André Ferreira da Silva	Officer without specific designation
12/19/2012	Exoneration	Marcelo Malanga	Officer without specific designation
12/31/2012	Exoneration	Angel Oscar Agallano	Vice President Chief Executive Officer
12/31/2012	Exoneration	Juan Manuel Hoyos Marínez de Irujo	Vice President Chief Executive Officer
12/31/2012	Exoneration	Maria Luiza de Oliveira Pinto e Paiva	Chief Executive Officer
03/16/2013		Sérgio Darcy da Silva Alves	Technical Qualified Member of the Auditing Committee
04/24/2013	Exoneration	Clóvis Ideaki Ikeda	Officer without specific designation

History of Possessions:

Date of Possession	Name	Position
04/16/2013	Celso Clemente Giacometti	Independent Member of the Auditing Committee
04/16/2013	Elidie Palma Bifano	Technical Qualified Member
04/16/2013	René Luiz Grande	Auditing Committee Coordinator

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.12 - Other relevant information

06/12/2013	Jesús Maria Zabalza Lotina	Chief Executive Officer
06/12/2013	Marcial Angel Portela Alvarez	President of the Board of Directors
06/12/2013	Celso Clemente Giacometti	Vice President of the Board of Directors
06/13/2013	Taiki Hirashima	Technical Qualified Member of the Auditing Committee

Members of the Board Positions Changes History:

Date of Change	Name	Position
Board of Directors Meeting of 03/27/2013	Fernando Díaz Roldán	Chief Executive Officer
AGE of 06/03/2013	Marcial Angel Portela Alvarez	President of the Board of Directors
AGE of 06/03/2013	Celso Clemente Giacometti	Vice President of the Board of Directors and Independent Member
Board of Directors Meeting of 05/28/2013	Elidie Palma Bifano	Member of the Auditing Committee
Board of Directors Meeting of 06/25/2013	Manoel Marcos Madureira	Vice President Chief Executive Officer
Board of Directors Meeting of 06/25/2013	José de Paiva Ferreira	Senior Vice President Chief Executive Officer

12.6. In relation to each of the directors and members of the issuer’s Fiscal Council indicate in table form:

Name	Javier Rodriguez de Colmenares
Age	36
Profession	Bank clerk
Taxpayer ID (CPF) or Passport number	236.186.828-83
Elective occupied position	Officer without specific designation
Election date	04/24/2013
Date appointed to office	Election process authorized by Bacen, however pending visa for performing the function in the country.
Term of office	1st RCA after AUG 2015
Other positions and functions performed at issuer	No
Elected by the controller	Yes

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.12 - Other relevant information

Name	Carlos Rey de Vicente
Age	39
Profession	Lawyer
Taxpayer ID (CPF) or Passport number	BD 423 645 (Spain)
Elective occupied position	Executive Vice President
Election date	05/28/2013
Date appointed to office	Submitted to approval by Bacen.
Term of office	1st RCA after AUG 2015
Other positions and functions performed at issuer	No
Elected by the controller	Yes

12.7. Provide informations mentioned on item 12.6 in relation to the Statutory Committee members, as well as the Auditing, Risk. Financial and Payment Committees, even IF these Committees are not Statutory:

Not applicable.

12.8. In relation to each of the administrators and Fiscal Council Members, provide:

a. résumé, containing the following information:

   i. main professional experiences during the last 5 years, indicating:

 · company’s name

 · position and functions related to the position

 · company’s main activity where such experiences occurred, highlighting the organizations or societies that integrate (i) the issuer’s economic group, or (ii) partners with direct or indirect shares, equal to or superior to 5% of a same class or type of securities of the issuer.

 ii. Indication of all management positions he holds or has held in publicly held companies

Javier Rodrigues De Colmenares y Alvarez. Mr Colmenares is a Spanish citizen, married. He is fluent in English, French, Spanish and Portuguese. He graduated in 2001 from Universidad Pontificia Comillas, in Madrid, with a  B.A. in Economics and Business Administration. In 2002 he obtained a Master’s degree in Investment Banking from Escola de Economia BBVA, in Madrid, Spain. From 2001 he occupied several positions at Banco Bilbao Vizcaya Argentaria, in Madrid, finishing in 2005 as a Global Corporate & Investment Banking department Vice President. In 2005 he started his career at Grupo Santander, as a manager, always occupying international areas: Global Sector Manager – Telecommunications, Media & Technology and Ports & Logistics, Structured Finance. Responsible for the Global Structuring, Execution and Financing Origination of the sectors abovementioned. As a Structured Finance Chief Executive Officer, from January to November 2009, he was responsible for all the activities related to the Financial Project and Financing of several acquisitions in Europe, Latin America and North America. From December 2009 he was nominated Chief Credit Officer for Specialized Finance & Structured Products, becoming the global responsible for the Credit Risk Analysis of Loans, Actives, Mortgages, Derivatives, Acquisitions, etc. Permanent member of the following Risk Committees: Global Wholesale Banking Committee;

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.12 - Other relevant information

(ii) Underwritings & Structured Products Committee. Grupo Santander Sustainability Committee Permanent member.

Carlos Rey de Vicente. Mr. Rey de Vicente is a Spanish citizen, married, born on February 20, 1974. He graduated in Law, in 1997, from Universidad Complutense de Madrid, having joined Madrid’s Bar Association in 1997 (Colegiado nº62.287). In May 2010 he joined Banco Santander Espanha, where he was responsible for the Planning and Strategy of Bancos Santander Mexico, Chile, Argentina, Porto Rico, Uruguay, Peru and Colombia, having as main focus activity the retail segment, being responsible of a team of approximately 35.000 employees, distributed in 2.000 offices. Furthermore, he serves as an American Division Steering Committee member. From 2001 to May 2010, Mr. Rey de Vicente served as a Partner at McKinsey & Co. Company, where he was responsible for leading innumerous strategic consulting projects. His activities were always concentrated in the Banking and Insurance subjects, besides working in teams’ management. Before that, he worked as a Lawyer in two offices, being Founder and Partner of one of them, whose main subjects were Insurance and Civil Responsibility. Currently, Mr. Rey de Vicente will take the position of Executive Vice President of Banco Santander (Brasil) S.A., being responsible for the Strategy and Quality area.

b. Description of any of the following events that have occurred during the last 5 years:

    i. any criminal conviction

    ii. any conviction in CVM administrative proceedings and penalties applied

    iii. any final and unappealable conviction at judicial or administrative levels that have suspended or disqualified him from practicing any professional or commercial activity

Mr. Javier Rodriguez de Colmenares and Carlos Rey de Vicente have never been convicted in judicial or administrative proceedings of relevant nature.

12.9. Inform the existence of marital relationship, stable union or other ties up to the second degree between:

a. issuer’s administrators

Not applicable, considering that there is no relationship between those persons.

b. (i and (ii) issuer’s direct or indirect controlled companies administrators

Not applicable, considering that there is no relationship between those persons.

c. (i) ) issuer’s administrators or of its direct or indirect controlled companies  and (ii) issuer´s direct or indirect controllers

Not applicable, considering that there is no relationship between those persons.

d. (i) issuer’s administrators and (ii) issuer’s direct or indirect controlled subsidiaries administrators

Not applicable, considering that there is no relationship between those persons.

12.10. Inform about relations of subordination, service provision or control maintained in the last 3 Fiscal Years between issuer’s administrators and:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.12 - Other relevant information

a. company controlled directly or indirectly by the issuer

There was no relation of subordination, service provision or control maintained between Mr. Javier Rodriguez de Colmenares and Carlos Rey de Vicente and companies listed in this item.

b. Direct or indirect issuer controller

There was no relation of subordination, service provision or control maintained between Mr. Javier Rodriguez de Colmenares and Carlos Rey de Vicente and companies listed in this item.

c. In case it is relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or controllers or controlled companies of one of these persons

There was no relation of subordination, service provision or control maintained between Mr. Javier Rodriguez de Colmenares and Carlos Rey de Vicente and companies listed in this item.                                ___________________________________________________

Letter 1186/11 - Disclosure of positions in the Reference Form

Member of the Board of Directors	Positions Held in Other Companies or Entities.
Marcial Angel Portela Alvarez	Does not hold positions in other companies or entities.
Conrado Engel	Does not hold positions in other companies or entities.
Celso Clemente Giacometti	Statutory Auditing Committee President and of the Auditing Committee at AMBEV.
Jesús María Zabalza Lotina	Vice President of Associação Espanhola de Executivos de Finanças (AEEF).
José Antonio Alvarez Alvarez

Member of Santander Consumer Finance, S.A. Board of Directors; President of Santander de Titulización, SGFT,

S.A.; Member of Bolsa de Mercados Españoles, S.A. (BME) and of Santander Global Property, S.L. Board of Directors.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

12.12 - Other relevant information

José Manuel Tejón Borrajo

President of Banco de Albacete S.A. Board of Directors; President of Cantabro Catalana de Inversiones S.A., member of Santander Investments, S.A. Board of Directors, Vice President of Santander Investments I S.A. Board of Directors., Advisor of Santander Holding International, S.A., Officer of Santusa Holding, S.L., Vice President.of Santander Gestión, S.L. Board of Directors; President of Administración de Bancos Latinoamericanos Santander, S.L. Board of Directors and President of Grupo Empresarial Santander S.L. Board of Directors.

José de Paiva Ferreira	Does not hold positions in other companies or entities
José Roberto Mendonça de Barros	Member of BM&F BOVESPA and Tecnisa Board of Directors, member of Pão de Açúcar and Grupo O Estado de São Paulo, FEBRABAN, Schneider Electric and of Link Partners Advisory Board.
Marília Artimonte Rocca	Member of Totvs Board of Directors since 2001; and of Endeavor Brasil, since 2005.
Viviane Senna Lalli

Board member of Conselho da Presidência Brasileira do CDES (Conselho de Desenvolvimento Econômico [Economic and Development Council]), of FEBRABAN and Citybank Brasil Advisory Board and CNI and FIESP Education Board, of Institutos Coca-Cola, Energias do Brasil, ADVB and Todos pela Educação Board and member of Banco Itaú-Unibanco Social Investment and Orientation Committee.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.1        Description of compensation policies and practices, including for non-statutory boards

13.1    Please describe the compensation polices and practices in force for the board of directors, the board of officers and the fiscal council, as well as the statutory committees and audit committee, risks committee, financial committee and compensation committee.

13.1.1 Board of Directors

The Board of Directors is composed of at least five and at most twelve members, elected by the Shareholders Meeting for a two-year term-of-office.

The members of the board of directors are entitled to monthly fees as fixed compensation, the overall amount of which is annually approved in regular shareholders meeting.

In addition to such monthly fee as fixed compensation, the Company provides the Independent Directors and the directors who do not hold office in the management of the Company or another company of Santander Spain Group with some benefits, as described in the following sections.

13.1.1(a) Purposes of compensation policies and practices:

The compensation policies for the Board of Directors aim to support the corporate strategy, with a view to put the interests of shareholders in line with those of stakeholders whom the Company does business with, and promote good performance of the Company to secure the interests of shareholders upon a long-term commitment.

The members of the Board of Directors are entitled to: fixed compensation comprised of monthly fees and benefits. There is no payment of variable compensation for their job in the Board of Directors.

Please note that in the event that a member of the Board of Directors is also a member of the Audit Committee, such member must opt for compensation from one of such bodies, under the applicable laws and current regulations of the Audit Committee. On the other hand, concerning the other advisory committees, in the event that a member of the Board of Directors is a party thereto, that member shall be entitled only to such compensation as assigned to him in his status of member of the Board of Directors.

13.1.1(b) Compensation composition, detailing:

i. Description of compensation elements and their purposes:

The compensation to the Board of Directors is composed of:

•                    Fixed Compensation: fixed compensation consists of monthly fees, based on data from market research prepared by specialized external consultants, the overall amount of which is approved annually at the Regular Shareholders Meeting.

•                    Variable Compensation: no variable compensation for the members that make up this body is set up so far.

•                    Benefits: the Company gives the Independent Directors and the Directors who do not hold office in the Board of Executive Officers of the Company or another company of Santander Spain Group, some benefits aligned to the size of the position, consistent with best market practices, such as medical and dental care and life insurance. To the Chairman of the Board of Directors, in addition to such benefits as mentioned, there are also car and fuel.

•                    Social Security: the members of the Board of Directors who are not officers or employees of the Company are not eligible for private pension plans.

•                    Stock-based compensation: so far, there is no defined stock-based compensation for members who make up the Board of Directors of the Company. Some members of the Board of Directors participate in the Long Term Incentives Plan (LTI), as described in subsection 13.4 hereof, which was granted when exercising executive duties in the Company before joining the Board of Directors.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.1        Description of compensation policies and practices, including for non-statutory boards

ii. Proportion of each element in total compensation:

The estimated proportion of each element in total compensation is as follows:

•         Fixed Compensation: 90%

•         Variable Compensation: 0%

•         Benefit: 2%

•         Social Security: 0%

•         Stock-based compensation: 8%

iii. Calculation and adjustment methodology per compensation element:

•         Fixed Compensation: maximum value encompassed within resolution by Regular Shareholders Meeting.

•         Variable Compensation: no variable compensation.

•         Benefits: maximum value encompassed within resolution by Regular Shareholders Meeting.

•         Social Security: not applicable.

•         Stock-based compensation: LTI Plan, as described in subsection 13.4 hereof.

There are no predefined indexes for adjustment calculation. Adjustments, if made, must respect the maximum compensation amounts set annually at the Regular Shareholders Meeting.

iv. Reasons for the compensation composition:

The compensation proposal considers the experience of members of the Board of Directors, the need to retain skilled persons in a competitive market, and the promotion of good performance of the Company.

13.1.1(c) Key performance indicators that are taken into account in determining each compensation element:

The maximum setting of values is approved by the Regular Shareholders Meeting considering the corporate results and shareholders return.

13.1.1(d) How compensation is structured to reflect the evolution of performance indicators:

The compensation to the members of the Board of Directors is set at the Regular Shareholders Meeting each year, considering the members responsibility and seniority, and is not directly tied to short or medium term performance.

13.1.1(e) How the compensation policies or practices are in line with the short, medium and long term interests of the issuer:

The compensation policy is aligned with the Company's interests considering the short, medium and long term results, since the definition of values is approved by the Regular Shareholders Meeting considering the corporate results and shareholders return.

13.1.1(f) Existence of compensation supported by subsidiaries or directly or indirectly controlled or controlling entities:

Not any.

The compensation to the members of the Board of Directors is not supported by subsidiaries or entities directly or indirectly controlling or controlled by the Company.

The members of the Board of Directors who exercise executive functions in Santander Spain or other companies controlled by Santander Spain are paid directly by such companies in accordance with the services they render.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.1        Description of compensation policies and practices, including for non-statutory boards

13.1.1(g) Existence of any compensation or benefit related to the occurrence of certain corporate events, such as transfer of control of the issuer:

No compensation or benefit related to the occurrence of certain corporate events.

13.1.2 Board of Executive Officers

The Board of Executive Officers is composed of at least two (2) and at most seventy five (75) members elected by the Board of Directors, for a two-year term-of-office.

Members of the Board of Executive Officers are entitled to a fixed compensation comprising monthly fees, benefits, pension plan, and variable compensation, if within the overall limit of the annual compensation approved by the Regular Shareholders Meeting.

13.1.2(a) Purposes of compensation policies and practices:

The purpose of compensation policies and practices to Board of Executive Officers is to support the Company's strategy, aiming to ensure the following assumptions:

•                Ensure alignment of the interests of shareholders and the stakeholders with whom the Company does business;

•                Recognize meritocracy, differentiating individual contributions of areas and the Company as to compliance with objectives and implementation of business strategies, proposed by the Board of Executive Officers and approved by the Board of Directors;

•                Promote the Company's continued good performance and secure the interests of shareholders, through a long-term commitment of the members of the Board of Executive Officers;

•                Allow the career development of executives; and

•                Maintain the competitiveness of the Company's compensation compared with major competitors, in order to retain key executives.

Members of the Board of Executive Officers are entitled to: fixed compensation comprised of monthly fees, benefits, pension plan and variable compensation, always within the limits of the overall annual compensation approved by the Regular Shareholders Meeting.

13.1.2(b) Compensation composition, detailing:

i. Description of compensation elements and their purposes:

The compensation to the Board of Executive Officers is composed of a fixed portion and a variable portion.

•                Fixed Compensation: consists of the contractual salary for each executive officer. Santander Brazil has 12 levels of salary range for fixed compensation, and three of them are for officers. The salary is linked to the job profile and has the corresponding level range as reference. The individual salary also considers historical performance and seniority of officers, and is aligned with market practices, measured periodically through salary surveys conducted by specialized consultants.

•                Benefits: Medical Care, Dental Care, Life Insurance and Automobile.

•                Social Security: pension plan is a financial planning tool, aimed to provide supplementary income in the future. Our main pension plan is SantaderPrevi, which is the only one open to new members.

•                Variable Compensation: consists of a Variable Income annual program (PPG – Self Management Program).

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.1        Description of compensation policies and practices, including for non-statutory boards

Yearly Variable Earnings (PPG)

The goal of the Yearly Variable Earnings (PPG) program is to recognize, according to meritocracy, the best performance in the Company. Such program, to which the members of the Board of Executive Officers are eligible, takes into account the following criteria:

•                    Individual performance: measured by institutional tool for performance evaluation, includes quantitative and qualitative indicators. They are supervised by the HR VP and have their indicators and goals approved by the Executive Committee. Quantitative indicators are mostly provided by the Finance VP.

•                    Business unit performance: measured through the performance card of the area and reflects the challenges faced by that area. It has its indicators and goals approved by the Executive Committee and monitored monthly by the Finance VP.

•                    The performance of the institution as a whole: includes compliance with the net profit indicator and the RORAC indicator, as the following figures:

BDI (Tax Expenses Benefit) = Net Profit

* Note: qualitative goals can change the calculation using Net Profit and RORAC.

Yearly Variable Earnings for statutory officers, except the CEO, are paid as follows:

13.1        Description of compensation policies and practices, including for non-statutory boards

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

•                30% in Units (with lock up – restriction on alienation – one year)

•                  20% deferred in Units in three equal annual installments with lock up of one year each

•                20% deferred cash in three equal annual installments

In the case of the CEO, the deferral in this program is 50%, meaning 25% each of the items mentioned above.

The plan is also subject to clawback, that is, the Board of Directors of the Company, on the recommendation of the Compensation & Appointment Committee (COC), may approve reducing up to 100% of the value of each participant in the following events:

•                Unsatisfactory financial performance of the Company;

•                Non-compliance with internal rules applicable to the participant, including but not limited to, risk management policies;

•                Material changes in the financial condition of the Company, except as a result of changes in accounting standards; or

•                Material changes in the Company's reference equity or qualitative assessment of risks.

The performance of executive officers is measured by an institutional tool (DPO = goal-targeted). There is a period of setting goals at the beginning of the year; then there is the monthly review. At the end of the year, the performance rating is scored on a scale of 1 to 5. This rating is one of the items that are used in defining the value of Yearly Variable Earnings (PPG).

•                Stock-based compensation: is mainly composed by the Long Term Incentive Plan (LTI), as described in section 13.4 hereof.

ii. Proportion of each element in total compensation:

The estimated proportion of each element in total compensation is as follows:

•                Fixed Compensation: 20%

•                Variable Compensation: 59%

•                Benefits: 5%

•                Social Security: 1%

•                Stock-based compensation: 16%

iii. Calculation and adjustment methodology per compensation element:

•                Fixed Compensation: maximum value encompassed in the resolution by the Regular Shareholders Meeting.

•                Variable Compensation: maximum value encompassed in the resolution by the Regular Shareholders Meeting, the final value of which is based on performance indicators of the Company, including indicators of profit and proper allocation of capital, results delivered per area, and individual performance. Indicators of proper allocation of capital are included to avoid excessive risk-taking.

•                Benefits: maximum value encompassed in the resolution by the Regular Shareholders Meeting.

•                Social Security: according to pension plan regulations.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.1        Description of compensation policies and practices, including for non-statutory boards

There are no predefined indexes for adjustment calculation. Adjustments, if made, must respect the maximum compensation amounts set annually at the Regular Shareholders Meeting.

•     Stock-based compensation: LTI Plan, as described in section 13.4 hereof.

iv. Reasons for the compensation composition:

The compensation proposal considers the vast experience of the members of the Board of Executive Officers, the need to retain skilled persons in a competitive market, and the promotion of good performance of the Company, through a long-term commitment of the members of the Board of Executive Officers.

13.1.2(c) Key performance indicators that are taken into account in determining each compensation element:

•     Fixed Compensation: no indicator linked.

•     Variable Compensation: based on performance indicators of the Company, including indicators of recurring net profit and proper allocation of capital (RORAC), results per area, and individual performance. Indicators of proper allocation of capital are included to avoid excessive risk-taking. In the evaluation of the individual, both quantitative factors, which depend on the area, as well as qualitative factors (alignment with the company's values, teamwork, etc.), are taken into account.

•     Benefits: no indicator linked.

•     Social Security: no indicator linked.

•     Stock-based compensation: LTI Plan, as described in section 13.4 hereof.

13.1.2(d) How compensation is structured to reflect the evolution of performance indicators:

The Board of Directors shall review the implementation of the objectives set and the budget of the Company with a view to verifying whether the results justify the distribution of funds up to the proposed limits.

13.1.2(e) How the compensation policies or practices are in line with the short, medium and long term interests of the issuer:

The compensation policy of the Company provides executive officers with programs such as Self Management Program ("PPG"), LTI Programs (global and local), and Deferral Program, in order to align the interests of the Company and of the executive officers. The aim is, on one hand, sustainable growth and profitability of the Company’s business and, on the other hand, the recognition of the contribution by the executive officers to the development of the Company's business.

13.1.2(f) Existence of compensation supported by subsidiaries or directly or indirectly controlled or controlling entities:

The compensation to the Board of Executive Officers is not supported by subsidiaries or entities directly or indirectly controlling or controlled by the company. However, the results of subsidiaries and affiliates influence on the consolidated results of the Company and, consequently, on the variable compensation to the members of the Board of Executive Officers.

13.1.2(g) Existence of any compensation or benefit related to the occurrence of certain corporate events, such as transfer of control of the issuer:

There is no compensation or benefit related to the occurrence of certain corporate events.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.1        Description of compensation policies and practices, including for non-statutory boards

13.1.3 Audit Committee

The Audit Committee is composed of at least three and at most six members appointed by the Board of Directors, among persons who are or are not members of the Board of Directors, who meet the legal and regulatory conditions required for holding the office.

13.1.3(a) Purposes of compensation policies and practices:

The compensation to the Audit Committee must be adequate to attract qualified, experienced professionals, and recognize the performance of the duties set forth in the bylaws.

13.1.3(b) Compensation composition, detailing:

i. Description of compensation elements and their purposes:

The compensation to the Audit Committee is composed of:

•     Fixed Compensation: 12 installments, according to values set annually by the Board of Directors.

•     Benefits: medical care, dental care and life insurance are granted.

•     Social Security: the members of the Audit Committee are not eligible for private pension plans.

ii. Proportion of each element in total compensation:

The estimated proportion of each element in total compensation is as follows:

•     Fixed Compensation: 98%

•     Benefits: 2%

•     Social Security: 0%

iii. Calculation and adjustment methodology per compensation element:

•     Fixed Compensation: threshold set by the Board of Directors.

•     Benefits: threshold set by the Board of Directors and approved at the Regular Shareholders Meeting.

•     Social Security: not applicable.

iv. Reasons for the compensation composition:

The compensation proposal considers the experience of members of the Audit Committee, and the promotion of good performance of the Company.

13.1.3(c) Key performance indicators that are taken into account in determining each compensation element:

The maximum setting of values is approved by the Regular Shareholders Meeting.

13.1.3(d) How compensation is structured to reflect the evolution of performance indicators:

The compensation to the members of the Audit Committee is set annually by the Regular Shareholders Meeting and is not directly tied to short or medium term performance.

13.1.3(e) How the compensation policies or practices are in line with the short, medium and long term interests of the issuer:

The compensation policy is aligned with the Company's interests considering the short, medium and long term results, since the definition of values is approved by the Regular Shareholders Meeting.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.1        Description of compensation policies and practices, including for non-statutory boards

13.1.3(f) Existence of compensation supported by subsidiaries or directly or indirectly controlled or controlling entities:

The compensation to the members of the Audit Committee is not supported by subsidiaries or entities directly or indirectly controlling or controlled by the company.

13.1.3(g) Existence of any compensation or benefit related to the occurrence of certain corporate events, such as transfer of control of the issuer:

No compensation or benefit related subject to the occurrence of certain corporate events.

13.1.4 Compensation & Appointment Committee

The Compensation & Appointment Committee consists of three members elected by the Board of Directors of the Company, with a unified two-year term-of-office. At the same meeting that elects the members of the committee, the compensation to the members then elected is set as well.

At the meeting of the Board of Directors held on December 19, 2012, it was approved the compensation to the members of the Compensation & Appointment

Committee at the individual value of BRL 12,000.00 (twelve thousand BRL) for each meeting to be held, and only those members who are not officers of the Board Executive Officers or Board of Directors or the Company shall be entitled to such compensation.

The members of the Compensation & Appointment Committee are not entitled to receive any other form of compensation or benefit.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.2        Overall compensation to board of directors, board of officers and fiscal council

Overall compensation forecasted for the current fiscal year as of 12/31/2013 in annual values:

Total compensation for the current fiscal year 12/31/2013 - Annual Values
	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	9.00	46.00		55.00
Annual fixed compensation
Salary or compensation	5,700,000.00	50,000,000.00		55,700,000.00
Direct and indirect benefits	200,000.00	10,500,000.00		10,700,000.00
Participation in committees	0.00	0.00		0.00
Others	1,800,000.00	73,000,000.00		74,800,000.00
Description of other fixed compensations	The item "others" includes labor charges arising out of the annual fixed remuneration assigned to the Staff of Executive Officers.	The item "others" includes labor charges arising out of the annual fixed remuneration assigned to the Staff of Executive Officers.

Variable compensation
Bonus	0.00	50,000,000.00		50,000,000.00
Participation in results	0.00	123,000,000.00		123,000,000.00
Participation in meetings	0.00	0.00		0.00
Commissions	0.00	0.00		0.00
Others	0.00	0.00		0.00
Description of other variable compensations	There is no other description to be added.	There is no other description to be added.
Post-employment	0.00	0.00		0.00
Termination of employment:	0.00	0.00		0.00
Based on shares	0.00	57,600,000.00		57,600,000.00
Remark:
Total compensation	7,700,000.00	364,100,000.00		371,800,000.00

Remuneração total do Exercício Social em 31/12/2012 – Valores Anuais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9,00	46,58		55,58
Remuneração fixa anual
Salário ou pró-labore	4.420.000,00	42.084.773,00		46.504.773,00
Benefícios direto e indireto	93.498,14	9.836.089,62		9.929.587,76
Participações em comitês	0,00	0,00		0,00
Outros	1.114.496,06	51.282.090,09		52.396.586,15
Descrição de outras remunerações fixas	O item “outros” engloba os encargos trabalhistas decorrentes da remuneração fixa anual atribuída a Diretoria Executiva.	O item “outros” engloba os encargos trabalhistas decorrentes da remuneração fixa anual atribuída a Diretoria Executiva.
Remuneração variável
Bônus	0,00	40.958.999,00		40.958.999,00
Participação de resultados	0,00	84.458.382,29		84.458.382,29
Participação em reuniões	0,00	0,00		0,00
Comissões	0,00	0,00		0,00
Outros	0,00	0,00		0,00
Descrição de outras remuneraçõesvariáveis	Não há outras descrições a serem inseridas.	Não há outras descrições a serem inseridas.
Pós-emprego	0,00	0,00		0,00
Cessação do cargo	0,00	0,00		0,00
Baseada em ações	414.501,00	33.544.552,86		33.959.053,86
Observação
Total da remuneração	6.042.495,20	262.164.886,86		268.207.382,06

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

Remuneração total do Exercício Social em 31/12/2011 – Valores Anuais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9,00	47,17		56,17
Remuneração fixa anual
Salário ou pró-labore	5.733.234,00	40.767.437,00		46.500.671,00
Benefícios direto e indireto	87.681,00	8.985.722,00		9.073.403,00
Participações em comitês	0,00	0,00		0,00
Outros	1.580.169,00	13.737.923,00		15.318.092,00
Descrição de outras remunerações fixas	O item “outros” engloba os encargos trabalhistas decorrentes da remuneração fixa anual atribuída ao Conselho de Administração.	O item “outros” engloba os encargos trabalhistas decorrentes da remuneração fixa anual atribuída à Diretoria Executiva.
Remuneração variável
Bônus	0,00	161.884.829,00		161.884.829,00
Participação de resultados	268.977,00	0,00		268.977,00
Participação em reuniões	0,00	0,00		0,00
Comissões	0,00	0,00		0,00
Outros	256.275,00	4.261.842,00		4.518.117,00
Descrição de outras remunerações variáveis	Não há outras descrições a serem inseridas.	Não há outras descrições a serem inseridas.
Pós-emprego	0,00	0,00		0,00
Cessação do cargo	0,00	0,00		0,00
Baseada em ações	1.138.999,00	16.928.689,00		18.067.688,00
Observação	O número de membros que compõe este órgão, acima citado, corresponde à medida anual do número de membros apurado mensalmente.	O número de membros que compõe este órgão, acima citado, corresponde à média anual do número de membros apurado mensalmente.
Total da remuneração	9.065.335,00	246.566.442,00		255.631.777,00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

Remuneração total prevista para o Exercício Social corrente 31/12/2013 – Valores Anuais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9,00	48,08		57,08
Remuneração fixa anual
Salário ou pró-labore	1.520.000,00	39.327.460,00		40.847.460,00
Benefícios direto e indireto	57.699,00	5.428.031,00		5.485.730,00
Participações em comitês	0,00	0,00		0,00
Outros	342.000,00	16.283.837,00		16.625.837,00
Descrição de outras remunerações fixas	O item “outros” engloba os encargos trabalhistas decorrentes da remuneração fixa anual atribuída a Diretoria Executiva.	O item “outros” engloba os encargos trabalhistas decorrentes da remuneração fixa anual atribuída a Diretoria Executiva.
Remuneração variável
Bônus	0,00	0,00		0,00
Participação de resultados	0,00	129.761.441,00		129.761.441,00
Participação em reuniões	0,00	0,00		0,00
Comissões	0,00	0,00		0,00
Outros	0,00	9.106.863,00		9.106.863,00
Descrição de outras remuneraçõesvariáveis	Não há outras descrições a serem inseridas.	O valor descrito no item “outros” refere-se aos encargos trabalhistas decorrentes da remuneração variável atribuída à Diretoria Executiva
Pós-emprego	0,00	0,00		0,00
Cessação do cargo	0,00	0,00		0,00
Baseada em ações	0,00	27.940.958,00		27.940.958,00
Observação	O número de membros que compõe este órgão, acima citado, corresponde à média anual do número de membros apurado mensalmente.	O número de membros que compõe este órgão, acima citado, corresponde à média anual do número de membros apurado mensalmente.
Total da remuneração	1.919.699,00	227.848.590,00		229.768.289,00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.3        Variable compensation to board of directors, board of officers and fiscal council

13.3    Regarding variable compensation in the last three fiscal years, and projected for the current fiscal year, to the Board of Directors and to the Board of Executive Officers:

Overall compensation for the fiscal year on 12/31/2012 in annual values:

Variable compensation for fiscal years 2010, 2011 and 2012:

Fiscal Year 2010

Amounts in BRL

Variable compensation - fiscal year ended on 31/12/2010

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	9	48.08	0	60.08
Bonus	0.00	0.00	0.00	0.00
Minimum value established in the compensation plan	0.00	0.00	0.00	0.00
Maximum value established in the compensation plan	0.00	0.00	0.00	0.00
Value established in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Participation in results paid	0.00	129,761,441.00	0.00	129,761,441.00
Minimum value established in the compensation plan	0.00	0.00	0.00	0.00
Maximum value established in the compensation plan	0.00	142,720,000.00	0.00	142,720,000.00
Value established in the compensation plan, if goals are achieved	0.00	100,000,000.00	0.00	100,000,000.00

(*) - the number of members of each Board corresponds to the annual average determined monthly

Fiscal Year 2011

Amounts in BRL

Variable compensation - fiscal year ended on 31/12/2011

	Board of Directors	Statutory Board	Audit Committee	Compensation Committee	Total
No. of members	9	47.17	0	0	56.17
Bonus	0.00	0.00	0.00	0.00	0.00
Minimum value established in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value established in the compensation plan	0.00	0.00	0.00	0.00	0.00
Value established in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00	0.00
Participation in results paid	268,977.00	161,884,829.00	0.00	0.00	162,153,806.00
Minimum value established in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value established in the compensation plan	0.00	148,000,000.00	0.00	0.00	148,000,000.00
Value established in the compensation plan, if goals are achieved	0.00	120,000,000.00	0.00	0.00	120,000,000.00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.3        Variable compensation to board of directors, board of officers and fiscal council

Fiscal Year 2012

Amounts in BRL

	Board of Directors	Statutory Board	Audit Committee	Compensation Committee	Total
No. of members	9	46.58	-	-	55.58
Bonus	-	40,958,999.00	-	-	40,958,999.00
Minimum value established in the compensation plan	-	-	-	-	-
Maximum value established in the compensation plan	-	29,000,000.00	-	-	29,000,000.00
Value established in the compensation plan, if goals are achieved	-	26,400,000.00	-	-	26,400,000.00
Participation in results paid	-	84,458,382.29	-	-	84,458,382.29
Minimum value established in the compensation plan	-	-	-	-	-
Maximum value established in the compensation plan	-	103,900,000.00	0.00	0.00	103,900,000.00
Value established in the compensation plan, if goals are achieved	-	94,500,000.00	0.00	0.00	94,500,000.00

(*) - the number of members of each Board corresponds to the annual average determined monthly

Fiscal Year 2013

Amounts in BRL

	Board of Directors	Statutory Board	Audit Committee	Compensation Committee	Total
No. of members	9	46			55
Bonus
Minimum value established in the compensation plan
Maximum value established in the compensation plan		50,000,000.00			50,000,000.00
Value established in the compensation plan, if goals are achieved		40,000,000.00			40,000,000.00
Participation in results paid
Minimum value established in the compensation plan
Maximum value established in the compensation plan		123,000,000.00			123,000,000.00
Value established in the compensation plan, if goals are achieved		112,000,000.00			112,000,000.00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

13.4    Compensation Plan based on stock held by the board of directors and the board of officers, effective on the last fiscal year, and estimated for the current fiscal year.

13.4(a) General terms and conditions:

The Company has three (03) programs of Long Term Compensation subject to performance of market price of shares: Deferral Program, Local Long Term Incentive Program (SOP, PSP and SOP 2014), and Global Long Term Incentive Program (PI09, PI10, PI11, PI12, PI13 and PI14).

Eligible for these plans are the Members of the Board of Executive Officers and employees who hold key positions. Plans have a term of three (03) years, promoting a commitment of participants to long-term results. Members of the Board of Directors participate in such Plans if they hold offices in the Board of Executive Officers.

a.1 Global Program

The Meeting of the Board of Directors of Santander Spain, held on March 26, 2008, approved the Long Term Incentive policy aimed at executive officers of Santander Spain and Santander Group (excluding Banesto). This policy provides compensation tied to Santander Spain stocks performance according to what was established in the Regular Shareholders Meeting.

The plan that comprises the aforesaid incentive policy is the Plan of Shares for Performance.

Such multiannual incentive plan is paid in shares of Santander Spain. The beneficiaries of the plan are the Executive Officers and other members of the board, along with other executives of the Company, as determined by the Board of Directors or, if delegated, by the Executive Committee.

The Global Plan involves cycles of three (03) years of delivery of shares to the beneficiaries, so that each cycle begins in one year and, from 2009 on, expires in the next. The goal is to set an appropriate sequence between the end of the incentive program, linked to previous plan I-06, and successive cycles of this plan. Thus, the first two (02) cycles started in July 2007, with the first cycle lasting two (02) years (PI09) and the other cycles having an average duration of 03 (three) years (PI10, PI11, PI12, PI13 and PI14).

a.2 Local Program

At a meeting of the Board of Directors held on December 23, 2009 and the Special Shareholders Meeting of the Company held on February 3, 2010, it was approved the Local Program, composed of 02 (two) independent Plans: SOP and PSP.

While the SOP (Stock Option Plan for Certificates of Deposit of Shares – Units) is a call option plan, wherein new shares of Santander Brazil will be issued, the PSP (Long Term Incentive Plan – Investment in Certificates of Deposits of Shares – Units) is a plan of stock-based compensation paid 50% in Cash and 50% in Units. In this plan, certain installment must be used to purchase Units issued by Santander Brazil. During the three (03) years of duration of each plan, the Company follows two performance parameters, which will be used to measure the number of Units or options exercisable for delivery. These indicators will be responsible for considering the payment of the resource. Eligibility to the Plan is determined by the Board of Directors.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

In the Special Shareholders Meeting dated October 25, 2011, Banco Santander approved the grant of Long Term Incentive Plan – Investment in Certificates of Deposit of Shares ("Units") - SOP2014 for certain managers and employees of the Company Management level and companies under its control. It is a call option plan lasting three (03) years.

a.3 Deferral Programs

Based on the new international principles discussed in G20 (a group formed by the finance ministers and central bank chiefs from the 19 major economies in the world and the European Union) and the Financial Stability Board – FSB, the Board of Directors approved on February 2, 2011 the Deferral Practices (Cycle 1) for payment of variable compensation programs for 2010. Members of the Board of Executive Officers, executives in management positions and other employees eligible for the Deferral Program shall receive deferred variable compensation. The installments will be paid annually in the next three (03) years.

The plan does not involve the issuance of new shares, capitalization or dilution effects, since it is structured as a phantom stock program with payments linked to market prices of a certain number of Units, subject to the provisions of the Plan.

The Board of Directors, on December 21, 2011, approved the proposal for the Stock Based Bonus Incentive Plan (Deferral Cycle 2) for payment of the variable compensation for 2011, to members of the Board of Executive Officers, executives with management positions and other employees. It was approved in the Special Shareholders Meeting held on February 7, 2012. It is a call option plan with duration of three (03) years.

The Board of Directors, on December 19, 2012, approved the proposal of the new Stock Based Bonus Incentive Plan (Deferral Cycle 3) for payment of the variable compensation for 2012, to members of the Board of Executive Officers, executives with management positions and other employees. It was approved at the Special Shareholders Meeting held on February 15, 2013.

13.4.b Main Purposes of the Plans:

•                To align the interests of the Company with those of participants, with a view, on the one hand, to growth and profitability of the Company and, on the other hand, recognizing the contribution of participants to development of activities of the Company;

•                To enable the Company to retain participants in their jobs, offering them an additional advantage: the opportunity to develop or increase their participation as shareholders of the Company; and

•                Promote the good performance of the Company and the interests of shareholders through a long-term commitment on the part of participants.

a.      How the Plans contribute to such purposes:

Plans contribute to the purposes set out above through indicators, such as Total Shareholder Return (TSR), comparison between budgeted and achieved net income, and growth in Earnings per Share (EPS), unsatisfactory financial performance of the Company, compliance with internal rules applicable to participants, including, but not limited to, risk management policies, substantial change in the financial condition of the Company, and significant variations in the Reference Equity of the Company or qualitative assessment of risks and the Return on Risk-Adjusted Capital (RORAC) in plan SOP2014. The said indicators were defined in the regulations of the respective Plans.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

13.4.c How Plans are inserted within the issuer’s compensation policies:

Plans are a key part of the Company’s compensation strategy, because they act as effective tools of recognition and retention of members of the Board of Executive Officers in the short, medium and long term.

13.4.d How Plans align the interests of the officers and the issuer, in the short, medium and long term:

Plans align the interests of members of the Board of Executive Officers and the Company, in the short, medium and long terms, since the options are exercised on Shares received only if the Company's strategic objectives are consistently met during the lifespan of the relevant Cycles of the Plans.

13.4.e Maximum number of shares covered:

Compensation plan based on shares expected for the current fiscal year (2013)

	Board of Directors							Statutory Board
	Cycle 5		Cycle 6		SOP 2014	DEFERMENT Cycle 1	DEFERMENT Cycle 2	Cycle 5		Cycle 6		SOP 2014	DEFERMENT Cycle 1	DEFERMENT Cycle 2
	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP				GLOBAL	LOCAL – PSP	GLOBAL	LOCAL – PSP
Maximum number of shares covered	5,225	-	-	-	-	25,814	-	97,961	12,285	50,172	3,025	13,495,153	230,639	395,644

* Until the 10th of February of each of the three fiscal years subsequent to the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in the proportion that the Company distributed dividends and/or interests on own capital to its shareholders, in the amount equivalent to the dividends and/or interests on own capital that the participant would be entitled to if owned Units of the Company.

Compensation plan based on shares in force in the fiscal year ended on 12/31/2012

	Board of Directors									Statutory Board
	Cycle 4		Cycle 5		Cycle 6		SOP 2014	DEFERRAL Cycle 1	DEFERRAL Cycle 2	Cycle 4			Cycle 5		Cycle 6
	GLOBAL	LOCAL – PSP	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP				GLOBAL	LOCAL - PSP	LOCAL – PSP	GLOBAL	LOCAL-SP	GLOBAL	LOCAL-SP
Maximum number of shares covered	1,128	-	215,570	5,525	-	-	-	51,633	-	20,083	4,365	3,524,530	97,961	15,799	57,330	8,000

13.4(f) Maximum number of options to be granted:

Compensation plan based on shares expected for the current fiscal year (2013)

	Board of Directors								Statutory Board
	Cycle 5		Cycle 6		SOP 2014	CYCLE 1 DEFERMENT	CYCLE 2 DEFERRAL	CYCLE 3 DEFERRAL	Cycle 5		Cycle 6		SOP 2014	CYCLE 1 DEFERRAL	CYCLE 2 DEFERRAL
	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP					GLOBAL	LOCAL – PSP	GLOBAL	LOCAL – PSP
Maximum number of shares covered	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

* Until the 10th of February of each of the three fiscal years subsequent to the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in the proportion that the Company distributed dividends and/or interests on own capital to its shareholders, in the amount equivalent to the dividends and/or interests on own capital that the participant would be entitled to if owned Units of the Company.

Compensation plan based on shares in force in the fiscal year ended on 12/31/2012

	Board of Directors							Statutory Board
	Cycle 5		Cycle 6		SOP 2014	CYCLE 1 DEFERMENT	CYCLE 2 DEFERRAL	Cycle 5		Cycle 6		SOP 2014	CYCLE 1 DEFERRAL	CYCLE 2 DEFERRAL
	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP				GLOBAL	LOCAL – PSP	GLOBAL	LOCAL – PSP
Maximum number of shares covered	-	-	-	-	-	-	-	-	-	57,330	8,000	2,395.00	-	-

13.4(g) Stock acquisition terms and conditions:

g.1 Global Program

For each cycle, the maximum number of shares is established for each beneficiary who remains in the Bank during the lifespan of the plan. In the three (03) first cycles, the goals, which, if met, will determine the number of shares to be delivered, were defined by comparing the performance of Santander Spain with the performance of the Financial Institutions group used as reference and linked to two parameters, namely: Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). At the end of each cycle, TSR and EPS growth (for PI09, PI10 and PI11) will be calculated in relation to Santander Spain and each reference company, and the results will be sorted in ascending order.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

Each of the two criteria (TSR and EPS growth) will be weighted in proportion of 50% in the calculation of the percentage of shares to be delivered, based on the following scale and according to the relative position of Santander Spain in rank among reference Financial Institutions:

Santander standing in the RTA ranking	Maximum percentage of shares to deliver	Santander standing in the LPA growth ranking	Percentage and Maximum percentage of shares to deliver
1 to 5	100%	1 to 5	100%
6	82%	6	82%
7	65.0%	7	065.9%
8	47.5	8	47.5%
9	30.0%	9	30.0%
10 and below	0%	10 and below	0%

Any reference group company which is acquired by another company the shares of which cease to be traded or cease to exist will be excluded from the reference group. In case of such an event or any event of similar nature, comparison to the reference group will be held so that, for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be delivered if Santander Spain classifies within the top quartile (including 25th percentile) of the reference group. No share will be delivered if Santander Spain ranks below average (50th percentile); 30% of the maximum value of the shares will be delivered if Santander Spain ranks at average (50th percentile). The linear interpolation method is used to calculate the percentage corresponding to the positions between the average and top quartile (25th percentile) without including the two positions.

As of plan PI12, the goal that determines the number of shares is only related to one (01) Performance Parameter, which has 100% weight in percentage of shares to be distributed: Group TSR.

g.2 Local Program: SOP and PSP

The Special Shareholders Meeting of Santander Brazil held on February 3, 2010, approved the Stocks (Units) Based Compensation Program of Santander Brazil (Local Plan), consisting of two (02) Independent Plans: Stock (Units) Deposit Certificates Call Option Plan (SOP) and Long Term Incentive Plan – Investment in Stock (Units) Deposit Certificates (PSP). The characteristics of each plan are:

SOP: Stock Call Option Plan wherein new shares of Santander Brazil will be issued, promoting a commitment of Executive Officers to long-term results. The exercise period commenced on June 30, 2012 and extends over two (02) years after the right to exercise the options. The amount equivalent to one third of the Units resulting from the exercise of options can not be sold by the participant during the period of 01 (one) year from the exercise date.

PSP: The subject matter of this Plan is payment of bonus by the Company to the Participants as variable compensation, where: (i) 50% (fifty percent) shall consist of delivery of Units, which can not be sold during the period of 01 (one) year from the exercise date; and (ii) 50% (fifty percent) will be paid in cash, which can be freely used by the Participants ("Bonuses"), once deducted all taxes, charges and withholdings.

Plan approved in 2011 – Long Term Incentive Plan – SOP 2014

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

The amount of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Company – Total Shareholder Return (TSR) – and can be reduced if not achieved the goals of reducer Return on Risk-Adjusted Capital (RORAC), comparison between achieved and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the lifespan of the Plan to acquire a position to exercise the corresponding Units.

The Plan will be paid in Shares (Units) Deposit Certificates by the difference between the closing price on the exercise date and the "Exercise Price" net of PIT.

g.3 Deferral Programs

Deferral – Cycle 1

The Plan aims to payment of bonuses in cash for part of the variable compensation payable by the Company to participants under the compensation policies, linked to the future performance of the Shares. The Plan does not cause dilution of the capital stock of the Company, since it is not allocated to Participants the status of Shareholder of the Company, nor any other rights or privileges attached to it.

Deferral – Cycle 2 (2011) and Cycle 3 (2012)

The Plan is part of the current regulatory environment applicable to the Company, especially in light of the National Monetary Council Resolution No. 3921 dated November 25, 2010 (“Resolution 3921/10”), whereby financial institutions must observe certain requirements for future deferred payment of a portion of the variable compensation due to its officers and other employees, taking into account the sustainable long-term financial basis and adjustments in future payments depending on the risks undertaken and the fluctuations in the cost of capital.

The Plan is divided into 02 programs:

•                Collective Supervised

In 2011, participants of the Executive Committee and other executives who took significant risks in the Company and were in charge of the control areas were included in this rule. The deferral was half in cash, indexed to 100% of IDC and half in Units.

In 2012, this program was used, along with program SOP2014, to comply with Resolution No. 3921 enacted by the Central Bank. In 2012, all statutory officers of companies of the financial economic conglomerate of Santander in Brazil, authorized to operate by the Central Bank, were included in this deferral program.

For this group, rules were applied for short term variable earnings deferral, as follows:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

In the case of the CEO, the deferral in this program is 50%, meaning 25% for each of the items mentioned above.

•                Collective Unsupervised

In 2011, eligible were the members of the Board of Executive Officers not participating in the "Collective Supervised" program. The deferred amount was 100% in Units. In 2012, all members of the Board of Executive Officers participated in the collective supervised program, in compliance with Resolution 3921/2010 enacted by the Central Bank in all its aspects.

13.4(h) Criteria for pricing the purchase or exercise price:

h.1 Global Program

Not applicable, because the exercise price is the market value on the exercise date.

h.2 Local Program

SOP: The exercise price of the options, to be paid by the participants for the subscription of Units, will be BRL 23.50. The exercise price will be adjusted as a result of bonus in Shares/Units, splitting or grouping of shares taken by the Company, or corporate reorganizations.

PSP: Not applicable, because the exercise price is the market value on the exercise date.

SOP2014: The options issued have option price of BRL 14.31 per Unit.

h.3 Deferral Program (Cycles 1, 2, 3)

Not applicable, because the exercise price is the market value on the exercise date.

13.4(i) Criteria for pricing the exercise price:

i.1 Global Program

The cycles have a lifespan of three (03) years, covering 03 (three) fiscal years, promoting a commitment by members of the Board of Executive Officers to the long-term results.

i.2 Local Program

SOP: The Plan has a lifespan of three (03) years, covering 03 (three) fiscal years, promoting a commitment by members of the Board of Executive Officers to the long-term results. The period for exercising spans over two (02) years after the right to exercise the options.

PSP: The cycles have a lifespan of three (03) years, covering 03 (three) fiscal years, promoting a commitment by members of the Board of Executive Officers to the long-term results.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

SOP 2014: The Plan has a lifespan of three (03) years, promoting a commitment by members of the Board of Executive Officers to the long-term results. The period for the exercise will be from June 30, 2014 thru June 30, 2016.

i.3 Deferral Plan

Deferral – Cycle 1, 2, 3: The total number of referenced shares will be settled in three (03) installments and allocated equally to the three fiscal years subsequent to the base year.

13.4(j) Mode of Settlement:

j.1 Global Program

Payroll Bonus for compulsory purchase of shares.

j.2 Local Program

SOP: in shares.

PSP: 50% payroll bonus and 50% in shares.

SOP2014: in shares.

j.3 Deferral Programs

Cycle 1: payroll bonus.

Cycle 2 and Cycle 3: bonus paid directly in Units.

13.4(k) Restrictions on transfer of shares:

k.1 Global Program

There is no restriction on the transfer of shares after the options are exercised.

k.2 Local Program

SOP: the amount equivalent to one third of the Units resulting from the exercise of exercisable options can not be sold by the participant during the period of 01 (one) year from the date of acquisition of each Unit.

PSP: the number of Units comprising 50% of the net investment object of this plan can not be sold by the participant during the period of one year from the date of acquisition.

SOP2014: the amount equivalent to 40% (forty percent) of the Units resulting from the Participant’s investment, or in the case of the CEO of the Company, 50% (fifty percent) (“Restricted Percentage”), can not be sold during the following periods outlined in the list below (“Restricted Period”):

(i)  1/3 (one third) of the Restricted Percentage for the period of 02 (two) years from the date of acquisition of each Unit;

(ii) 1/3 (one third) of the Restricted Percentage for the period of 03 (three) years from the date of acquisition of each Unit; and

(iii)       1/3 (one third) of the Restricted Percentage for the period of 04 (four) years from the date of acquisition of each Unit.

k.3 Deferral Program

Cycle 1 Deferral – Not applicable, since the plan provides for bonus in cash only. Cycle 2 and Cycle 3 Deferral – Officers who belong to the collective supervised program mentioned above can not dispose of the Units received in this plan during the period of 01 (one) year from the date of receipt of each batch of Units.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

13.4(L) Criteria and events which, when occurred, will cause the suspension, amendment or termination of the plan:

l.1 Global Program

Amendments to the plan may take place for legal or regulatory reasons.

l.2 Local Program (SOP, PSP and SOP 2014)

Any relevant legal change regarding the regulations governing corporations and/or tax effects applicable to the Company and to the participants can lead to partial or full revision of the plan, or even suspension or termination, at the discretion of the Board of Directors. More to the point, under plans SOP and SOP 2014, in case of direct or indirect sale, by the Company's controlling entities, both through a single transaction or through a series of transactions, of a number of shares involving a change of control of the Company, under Level 2 Regulations then applicable to the Company, the Board of Directors may, at its sole discretion, approve that the options are released to be exercised in whole or in part by the participant. The Board of Directors may establish special rules that allow the shares under the options to be sold in a takeover bid.

l.3. Deferral Program

Deferral – Cycle 1 – The plan may be terminated or suspended or amended at any time by the Board of Directors, and in the event of suspension or termination, the rights of participants who already have referenced bonus installments to receive in Units, shall be respected in the following events:

•                In order to preserve the purposes of the plan, the total number of Units shall be adjusted upward or downward, in case of: splitting, grouping or bonus of shares; merger, demerger, other procedures of similar nature and relevant meaning;

•                The HR VP, under the supervision of the Executive Committee, shall perform the mentioned quantitative adjustments using the methods adopted by BM&FBOVESPA to make similar adjustments in their stock markets.

Deferral – Cycle 2 and Cycle 3 – The Board of Directors of the Company may establish partial payment or non-payment of the plan, in the following events:

•           unsatisfactory financial performance of the Company;

•           breach of internal rules applicable to the participant, including, but not limited to, risk management policies;

•           material change in the financial condition of the Company, except as a result of changes in accounting standards;

•           significant changes in the reference equity of the Company; or

•           undue exposure in risk management.

13.4(m) Effects of manager retirement from the issuer’s bodies on their rights provided in the stock-based compensation plan:

m.1 Global Program

In case of retirement, due to unfair dismissal, removal, permanent disability or death, the right to delivery of the shares will remain as though there had been no such circumstances, except for the following changes:

•In case of death, those rights will pass to the successors of the beneficiary;

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.4        Compensation Plan based on stock held by the board of directors and the board of officers

•                The number of shares to be delivered will be the result of multiplying the maximum number of shares to be delivered by the quotient resulting from dividing the number of days elapsed between the date of launch of the plan and the date of the occurrence of death, retirement, pre-retirement, resignation, deregistration, or other circumstance that determines the application of this rule, both included, by the number of effective days of the plan.

•                In case of resignation, the participant loses the right to the plan.

m.2 Local Program (PSP, SOP and SOP 2014)

The LTI Plan will have its validity expired and the participant will lose the right to participate in the LTI Plan in advance, so that he will have no right to receive options or shares, if the participant resigns, waives or is dismissed from the Company by virtue of dismissal for cause or termination of employment. In case of dismissal of the participant due to termination of employment due to actions taken by the Company, pursuant to Article 483 of the Labor Code, by reason of dismissal without cause, by mutual agreement, in the event that a participant does not have employment relationship, or in case of retirement, the participant will receive, at the time of making payments to other participants in the LTI Plan Cycle, the bonus amount proportional to the time spent participating in the LTI Plan, subject to the performance percentage of performance indicators. In case of death of the participant or in case of permanent disability of the participant, the delivery of the options or shares will be made along with the other participants of the LTI Plan Cycle, without applying the percentage of time spent participating in the relevant cycle, but usually by applying the performance percentage of performance indicators. In case of death, the delivery will be made to the successors of the participant.

m.3 Deferral Programs

The plan will have its validity early terminated, by operation of law, and the participant will lose the right to participate in the plan, so that he will not have the right to receive future payments in the event of termination by resignation, waiver or dismissal with cause, under Article 482 of the Labor Code, or removal of statutory office under unilateral decision of the Company. In case of dismissal of a Participant for termination of employment due to actions taken by the Company pursuant to Article 483 of the Labor Code, by reason of dismissal without cause, by reason of retirement, or in case of death, the participant will receive at the time of making payments to other participants in the relevant cycle, the value of the share bonus referenced in Units applicable to that participant. In case of death, the delivery will be made to the successors of the participant; in case of permanent disability of the participant, as proven by two medical reports (public and private institution), the participant will receive at the time of making payments to other participants of the relevant cycle, the value of the share bonus referenced in Units applicable to that participant. In case of suspension of the employment contract due to illness or accident, the participant will receive at the time of making payments to other participants in the relevant cycle, the value of the portion of the bonus referenced in Units applicable to that participant.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.5        Interest in shares, stocks and other convertible securities, held by members of the board of directors, board of officers, and fiscal council, per body:

13.5    Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the issuer, its direct or indirect controlling companies, controlled companies or companies under common control, by members of the Board of Directors and Board of Officers, grouped per body, at the end of the last fiscal year.

Companies	Values	Board of Directors	Staff of Executive Officers
Banco Santander (Brasil) S.A	Common Registered Shares	7	39,602
	Common Registered Shares	0	36,002
	Units	94,589	803,957
Santander GET.NET Serviços para Meios de Pagamento S.A.	Shares	0	1
Santander Leasing S.A. Leasing	Shares	0	8

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.6        Compensation based on stock held by the board of directors and the board of officers:

13.6    In relation to stock-based compensation recognized in income statement for the last 3 fiscal years and planned for the current fiscal year, of the Board of Directors and Board of Officers, please detail:

2013

Compensation plan based on shares for the current fiscal year (2013)

	Board of Directors								Statutory Board
	Cycle 4	Cycle 5		Cycle 6		CYCLE 1 DEFERRAL	CYCLE 2 DEFERRAL	SOP 2014	Cycle 4	Cycle 5		Cycle 6		CYCLE 1 DEFERRAL	CYCLE 2 DEFERRAL	SOP 2014
	LOCAL – SOP	GLOBAL	LOCAL – PSP	GLOBAL	LOCAL- PSP				LOCAL - SOP	GLOBAL	LOCAL- PSP	GLOBAL	LOCAL-PSP
No. of members									61
Grants of stock options
Date of grant	2010	2011		2012		2011	2012	2011	2010	2011		2012		2011	2012	2011
Number of options granted*	215,570	5,225	0	0	0	25,814	0	0	3,524,530	97,961	12,285	50,172	3,025	230,639	395,644	13,495,193
Deadline for options to become exercisable		2013		2014		2011	2012	2014		2013		2014		2011	2012	2013
Deadline for the exercise of options	2014	none		none		2014	2015	2016	2014	none		none		2014	2015	2016
Deadline for restriction to the transfer of shares	none								none
Average weighed price of the year:	none								none
(a)Of the outstanding options in the beginning of the fiscal year	none								none
(b)Of the options lost during the fiscal year	none								none
(c)Of the options exercised during the fiscal year	R$ 12.063		none						R$ 12.063						none
(d)Of the options expired during the fiscal year	none								none
Fair value of the options on the grant date	none **		R$ 7.19	none **				R$ 7.08	none **		R$ 7.19	none **				R$ 7.08
Potential dilution in case of exercise of all options			0.5%								0.5%**

* Considers the unexercised options outstanding from previous years.

** Global Plans and Local Plan PSP grant shares and not call options. Thus, there is no fair value.

*** Dilution threshold.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.6        Compensation based on stock held by the board of directors and the board of officers:

2012

                                                               Compensation based on shares - fiscal year ended on 12/31/2012

Board of Directors	Statutory Board
Cycle 4	Cycle 5	Cycle 6	CYCLE 1 DEFERRAL	CYCLE 2 DEFERRAL	SOP 2014	Cycle 4	Cycle 5	Cycle 6	CYCLE 1 DEFERRAL	CYCLE 2 DEFERRAL	SOP 2014
LOCAL – SOP	GLOBAL	LOCAL – PSP	GLOBAL	LOCAL- PSP	LOCAL - SOP	GLOBAL	LOCAL- PSP	GLOBAL	LOCAL-PSP
No. of members	61
Grants of stock options
Date of grant	2010	2011	2012	2011	2012	2011	2010	2011	2012	2011	2012	2011
Number of options granted*	1,128	0	215,570	5,225	0	0	0	51,663	0	0	20,083	4,365	3,524,530	97,961	15,799	57,330	8,000	461,323	1,187,045	13,940,961
Deadline for options to become exercisable	2012	2013	2014	2011	2012	2014	2012	2013	2014	2011	2012	2013
Deadline for the exercise of options	none	2014	none	none	2014	2015	2016	none	2014	none	none	2014	2015	2016
Deadline for restriction to the transfer of shares	none	none
Average weighed price of the year:	none	none
(a) Of the outstanding options in the beginning of the fiscal year	none	none
(b) Of the options lost during the fiscal year	none	none
(c)Of the options exercised during the fiscal year	R$ 12.063	none	R$ 12.063	none
(d) Of the options expired during the fiscal year	none	none
Fair value of the options on the grant date	none **	R$ 7.19	none **	R$ 7.08	none **	R$ 7.19	none **	R$ 7.08
Potential dilution in case of exercise of all options	0.5%	0.5%**

* Considers the unexercised options outstanding from previous years.
** Global Plans and Local Plan PSP grant shares and not call options. Thus, there is no fair value.
*** Dilution threshold.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.6        Compensation based on stock held by the board of directors and the board of officers:

                               2011

Compensation based on shares - fiscal year ended on 12/31/2013
	Board of Directors								Statutory Board
	Cycle 3	Cycle 4			Cycle 5		DEFERMENT	SOP 2013	Cycle 3	Cycle 4			Cycle 5	DEFERMENT		SOP 2014
	GLOBAL	GLOBAL	LOCAL – PSP	LOCAL – SOP	GLOBAL	LOCAL-PSP			GLOBAL	GLOBAL	LOCAL-PSP	LOCAL-SOP	GLOBAL	LOCAL-PSP
No. of members	9								61
Grant of options granted*
Date of grant	2009	2010			2011		2011		2009	2010			2011		2011	2011
Number of options granted*	18,750	14,852	0	1,041,667	14,852	0	295,160	0	452,117	102,433	17825	10.203333	114,060	29,575	1,101,811	12,120,833
Deadline for options to become exercisable	2011	2012			2013		2011		2011	2012			2013		2011	2013
Deadline for the exercise of options	none			2014	none		2014		none			2014	none		2014	2016
Deadline for restriction to the transfer of shares	none								none
Average weighed price of the year:	none								none
(a) Of the outstanding options in the beginning of the fiscal year	none								none
(b) Of the options lost during the fiscal year	none								none
(c) Of the options exercised during the fiscal year	R$ 16.704	none							none
(d) Of the options expired during the fiscal year	none								none
Fair value of the options on the grant date	none **		R$ 7.19		none **			7.08	none **			R$ 7.19	none			R$ 7.08
Potential dilution in case of exercise of all options granted			0.5%***									0.5%***

* Considers the unexercised options outstanding from previous years.

** Global Plans and Local Plan PSP grant stock and not call options. Thus, there is no fair value.

*** Dilution threshold.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.6        Compensation based on stock held by the board of directors and the board of officers:

                               2010

                               Stock-based compensation for fiscal year ended 12/31/2010.

	Board of Directors							Statutory Board
	Cycle 2	Cycle 3	Cycle 4		Cycle 5			Cycle 2	Cycle 3	Cycle 4			Cycle 5
	GLOBAL	GLOBAL	GLOBAL	LOCAL-PSP	LOCAL-SOP	GLOBAL	LOCAL-PSP	GLOBAL	GLOBAL	GLOBAL	LOCAL-PSP	LOCAL-SOP	GLOBAL	LOCAL-PSP
No. of members	8							63
Grants of stock options
Date of grant	2008	2009	2010			2011		2008	2009	2010			2011
Number of options granted*	0	0	0	0	0	0	0	269,263	699,400	165,797	15,500	15,370,000	159,000	33,800
Deadline for options to become exercisable	Not applicable							2010	2011	2012			2013
Deadline for the exercise of options								none				2014	none
Deadline for restriction to the transfer of shares								none
Average weighed price of the year:
(a) Of the outstanding options in the beginning of the fiscal year								none
(b) Of the options lost during the fiscal year								none
(c) Of the options exercised during the fiscal year								R$ 19.46	none
(d) Of the options expired during the fiscal year								none
Fair value of the options on the grant date								none						R$ 7.19
Potential dilution in case of exercise of all options granted								-						0.5%***

* Considers the unexercised options outstanding from previous years.

** Global Plans and Local Plan PSP grant stock and not call options. Thus, there is no fair value.

*** Dilution threshold.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.6        Compensation based on stock held by the board of directors and the board of officers:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.7        Information on outstanding options held by the board of directors and the board of officers:

13.7    Information on outstanding options held by the Board of Directors and the Board of Officers:

On December 31, 2012, there were outstanding options in any of the Plans, capable of being exercised.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.8        Options exercised and shares delivered in connection with compensation based on stock held by the board of directors and the board of officers:

13.8    Options exercised and shares delivered relating to stock-based compensation to the Board of Directors and Board of Officers, in the past three fiscal years:

13.8.1 Global Program

The right to exercise the options on the first, second, third and fourth cycle has already been completed, as follows:

                Options exercised in fiscal year ended 12/31/2010

	Board of Directors	Statutory Board
	GLOBAL CYCLE 2	GLOBAL CYCLE 2
No. of members Options exercised Number of shares Average weighed price of the year Difference between the value of exercise and the market value of the shares on the options exercised Shares delivered Number of shares delivered Average weighed price of acquisition Difference between the value of the acquisition and the value of shares purchased	8	63

	Not applicable*

	0	222,274
	-	R$ 19.465
	-	0

                                         * Global Plans grant shares and not call options.

                Options exercised in fiscal year ended 12/31/2011

	Board of Directors	Statutory Board
	GLOBAL CYCLE 3	GLOBAL CYCLE 3
No. of members Options exercised Number of shares Average weighed price of the year Difference between the value of exercise and the market value of the shares on the options exercised Shares delivered Number of shares delivered Average weighed price of acquisition Difference between the value of the acquisition and the value of shares purchased	9	61

	Not applicable*

	74,892	514,106
	R$ 16.704	R$ 16.704
	-	-

                                   * Global Plans grant shares and not call options.

                Options exercised in fiscal year ended 12/31/2012

	Board of Directors	Statutory Board
	GLOBAL CYCLE 4	GLOBAL CYCLE 4
No. of members Options exercised Number of shares Average weighed price of the year Difference between the value of exercise and the market value of the shares on the options exercised Shares delivered Number of shares delivered Average weighed price of acquisition Difference between the value of the acquisition and the value of shares purchased	7	53

	Not applicable*

	1,128	20,083
	R$ 12.063	R$ 12.063
	-	-

                                               * Global Plans grant shares and not call options.

The weighted average price of acquisition was BRL 23.7252 per share on I09; BRL 19.46496 on I10; BRL 16.704464 on I11; and BRL 12.0634515 on I12.

The total difference between the acquisition value and the market value of the shares acquired does not apply to this case, since the value of the bonus that is credited corresponds to the market value on the date of delivery.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.8        Options exercised and shares delivered in connection with compensation based on stock held by the board of directors and the board of officers:

13.8.2 Local Program

The right to exercise options for the first local cycle has been accomplished as shown below:

Options exercised in fiscal year ended 12/21/2012

	Board of Directors	Statutory Board
	GLOBAL CYCLE 1	GLOBAL CYCLE 1
No. of members Options exercised Number of shares Average weighed price of the year Difference between the value of exercise and the market value of the shares on the options exercised Shares delivered Number of shares delivered Average weighed price of acquisition Difference between the value of the acquisition and the value of shares purchased	7	53

	Not applicable*

	0	4,365
	R$ 16.038	R$ 16.038
	-	-

                                   * Local Plans grant shares and not call options.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.9    Necessary information for understanding such data as disclosed under subsections 13.6 to 13.8 as Pricing Method for valuation of shares and options:

13.9  Brief description of the information needed to understand data disclosed in subsections 13.6 to 13.8, such as the explanation of the method of pricing the value of shares and options.

13.9.1 Global Program

13.9.1(a) Pricing Model

To calculate the fair value, the Monte Carlo pricing method was used. The Method of Monte Carlo (MMC) is a statistical method for simulating the generation process of prices based on the assumption of risk neutrality.

13.9.1(b) Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option lifespan, expected dividends, and risk-free interest rate:

Please find below the assumptions used in the pricing model:

The exercise price on all cycles, and if reached the goals set in the regulations, will be the market price at the exercise date.

	PI09	PI10	PI11	PI12	PI13	PI14
Expected Volatility	16.25%	15.67%	19.31%	42.36%	49.64%	51.35%

Annual compensation of dividends in the last 5 years	3.23%	3.24%	3.47%	4.88%	6.33%	6.06%

Interest rate without risk (Treasury Security Zero Coupon during the Term of the Plan)	4.14%	4.50%	4.84%	2.04%	3.33%	4.07%

            (*) Calculated based on historical volatility over the corresponding period (two or three years).

13.9.1(c) Method used and assumptions taken, to incorporate the expected effects of early exercise:

Not applicable, since the model does not allow early exercise.

13.9.1(d) Method of determining expected volatility:

Estimated, based on historical volatility over the corresponding period.

13.9.1(e) If any other option feature was incorporated into the measurement of their fair value:

Not applicable, given that no other option feature was incorporated into the measurement of their fair value.

13.9.2 Local Program

13.9.2.1 SOP

13.9.2.1(a) Pricing Model

In order to calculate the fair value, it was used the binomial pricing model. A tree is built with price trajectories in order to determine the value of the shares, at a future date.

13.9.2.1(b) Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option lifespan, expected dividends, and risk-free interest rate:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.9    Necessary information for understanding such data as disclosed under subsections 13.6 to 13.8 as Pricing Method for valuation of shares and options:

Please find below the data used in the pricing model:

Performance Conditions	SOP Plan
Assessment Method	Binomial
Volatility	57.37%
Dividend Rate	5.43%
Vesting Period	2.72 Years
Exercise "Medium" Moment	3.72 Years
Risk Free Rate	11.18%
Likelihood of Occurrence	43.11%
Fair Value of Stocks	BRL 7.19

13.9.2.1(c) Method used and assumptions taken to incorporate the expected effects of early exercise:

Not applicable, since the model does not allow early exercise.

13.9.2.1(d) Method of determining expected volatility:

Estimated, based on historical volatility over the corresponding period.

13.9.2.1(e) If any other option feature was incorporated into the measurement of their fair value:

Not applicable, given that no other option feature was incorporated into the measurement of their fair value.

13.9.2.2 SOP2014

13.9.2.2(a) Pricing Model

In order to calculate the fair value, it was used the Black&Scholes pricing method. A tree is built with price trajectories in order to determine the value of the share at a future date.

13.9.2.2(b) Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option lifespan, expected dividends, and risk-free interest rate:

Please find below the data used in the pricing model:

Performance Conditions	SOP 2014
Assessment Method	Black&Scholes
Volatility	40.00%
Dividend Rate	3,00%
Vesting Period	2 years
Exercise "Medium" Moment	5 years
Risk Free Rate	10.50%
Likelihood of Occurrence	71.26%
Fair Value of Stocks	BRL 6.45

13.9    Necessary information for understanding such data as disclosed under subsections 13.6 to 13.8 as Pricing Method for valuation of shares and options:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.9.2.2(c) Method used and assumptions taken to incorporate the expected effects of early exercise:

Not applicable, since the model does not allow early exercise.

13.9.2.2(d) Method of determining expected volatility:

Estimated, based on historical volatility over the corresponding period.

13.9.2.1(e) If any other option feature was incorporated into the measurement of their fair value:

Not applicable, given that no other option feature was incorporated into the measurement of their fair value.

13.9.2.3 PSP

Not applicable, since the Plan has as object the payment of bonuses to the participants by the Company, as variable compensation; wherein (i) 50% (fifty percent) consist in the delivery of "Units", which can not be sold during the period of 01 (one) year from the exercise date; and (ii) 50% (fifty percent) will be paid in cash, which can be used freely by the participants ("Warrants"), after deduction of all taxes, charges and withholdings. The funds to be paid are referenced in Company's Units. At the time of payment, the value of the Shares shall be calculated as the weighted average of the daily volume weighted average price of the Unit on BM&FBOVESPA within fifteen days immediately preceding the payment date of the Plan.

13.9.3. Deferral Plans

Cycle 1 Deferral

Not applicable, since the Plan has as its object the payment of bonuses in cash, of part of the variable compensation payable by the Company to participants, under its compensation policies. The amount to be paid is referenced in Company's Units. At the time of payment, the shares value will be calculated by the weighted average per daily volume of weighted average price of the Unit on BM&FBOVESPA within fifteen business days prior to February 10 of each of the three fiscal years following the base year.

Cycle 2 and Cycle 3 Deferral

Not applicable, since the Plan has as its object the payment of bonuses, in Units, of part of variable compensation payable by the Company to participants, under its compensation policies.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.10  Information on pension plans available for members of the board of directors and the board of officers:

13.10            Current pension plans available for members of the board of directors and the board of officers:

The main pension plan in force and effect at the Company is SantanderPrevi.

Participation in SantanderPrevi Pension Plan is optional and the participant's monthly contribution will be equivalent to 2% of Salary* (limited to 13 UPs = BRL 4,294.42) + 2% to 9% (at choice) of the salary, less 13 UPs.

This value will be added by a contribution amount made by Santander Brazil Group (called matching or consideration) ranging from 100% to 150% over the years, as the table below demonstrates.

* Base: October/12

Time in the new plan (*)	Value of the Consideration
of the Group ("matching")
Less than three years	100%
3 full years to 6 partial years	110%
6 full years to 10 partial years	120%
10 full years to 15 partial years	130%
From 15 full years	150%

(*) Time began to count at the unification of Benefits Policies of Santander Brazil Group, in Jun/2009.

In the table below, we detail amounts contributed to SantanderPrevi pension plan and supplemental plans in 2012.

	Board of Directors	Statutory Board
No. of members	1	47
Plan Name	Santanderprevi Retirement Plan	Santanderprevi Retirement Plan
Number of managers with conditions to retire	Not applicable	Not applicable
Conditions to retire in advance	Not applicable	Not applicable
Updated accumulated value of accrued contributions until the end of the last fiscal year, less the installment concerning the contributions made directly by managers	2,201,517	23,111,305
Updated accumulated value of accrued contributions during the last fiscal year, less the installment concerning the contributions made directly by managers	40,059	5,569,205
Possibility of early redemption and conditions	Not applicable	Not applicable

The accrued value at December 31, 2012 comprises the balance of the amounts contributed and redeemed by that date.

47 members of the Board of Executive Officers and 01  member Board of Directors participate in SantanderPrevi with the same considerations as mentioned above, i.e., the matching corresponds to the rules of the plan and the value of the contribution in 2012 was BRL 25,132,822.

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13.11  Maximum, minimum and median individual compensation to members of the board of directors, board of officers and fiscal council:

Reason for not completing the form:

Information not disclosed because of the injunction granted by the Honorable Judge of the 5th Federal Court in Rio de Janeiro, on case # 2010.510102888-5.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

13.12  Mechanisms of compensation or indemnity to directors and officers in case of dismissal or retirement:

13.12           Describe contractual arrangements, insurance policies or other deeds that structure mechanisms for compensation or indemnity to directors or officers in case of dismissal or retirement, indicating the financial consequences for the issuer:

Not any.

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13.13  Ratio of overall compensation held by members of the board of directors, board of officers and fiscal council who are related parties to controllers:

13.13           Regarding the last 3 fiscal years, indicate the ratio of overall compensation for each body, recognized in the issuer’s income statement, relating to members of the board of directors, board of officers or fiscal council, who are parties related to direct or indirect controllers, as defined in the accounting rules that address this issue:

In 2008 and 2009, no payments were made to members of the Board of Directors or Board of Executive Officers, who were related parties to the Controlling Shareholder. During the year 2010, 33% of the overall compensation paid to the members of the Board of Directors of Santander Brazil were used to pay members of the Board of Directors are related parties to the Controlling Shareholder due to holding management positions at Santander Spain Group.

In 2011, no payments were made to members of the Board of Directors or Board of Executive Officers who were related parties to the Controlling Shareholder.

During the year 2012, 24% of the overall compensation paid to the members of the Board of Directors of Santander Brazil was used to pay members of the Board of Directors who are related parties to the Controlling Shareholder due to holding management positions at Santander Spain Group.

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13.14  Compensation to members of the board of directors, board of officers and fiscal council, grouped per body, received due to any reason other than the position they hold:

13.14           Indicate the amounts recognized in the issuer’s income statement as compensation for members of the Board of Directors, the Board of Officers or Fiscal Council, grouped per body, for any reason other than the position they hold, such as commissions and consulting or advisory services rendered, in relation to the last 3 fiscal years:

Not applicable, given that there are no such amounts recognized in the income statement of Santander Brazil.

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13.15  Compensation to members of the board of directors, board of officers and fiscal council reported in the income statement of direct or indirect controllers, of companies under common control, and of companies controlled by the issuer:

13.15           Indicate the amounts reported in the income statement of direct or indirect controllers, of companies under common control, and of companies controlled by the issuer, as compensation for members of the Board of Directors, Board of Officers or Fiscal Council, grouped per body, specifying the meaning within which such amounts were paid to these individuals:

The members of the Board of Directors who hold executive functions in Santander Spain, as well as our other directors and officers, do not receive compensation abroad corresponding to functions performed in Brazil.

In 2011, three (03) non-executive members of the Board of Directors of Banco Santander Brasil played executive roles at Santander Spain and received compensation amounting to € 8,338,973 for these functions.

In 2012, two (02) non-executive members of the Board of Directors of Banco Santander Brasil played executive roles at Santander Spain and received compensation amounting to € 7,295,144 for these functions.

            Fiscal Year 2010

	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	011.461.270 EUR	0	0	11.461.270 EUR
Subsidiaries of the issued	0	0	0	0
Companies under common control	0	0	0	0

            Fiscal Year 2011

	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	8.338.973 EUR	0	0	8.338.973 EUR
Subsidiaries of the issued	0	0	0	0
Companies under common control	0	0	0	0

            Fiscal year 2012

	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	7.295.144 EUR	0	0	7.295.144 EUR
Subsidiaries of the issued	0	0	0	0
Companies under common control	0	0	0	0

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13.16     Other relevant information

13.16  Provide any further information the issuer deems relevant.

All relevant information pertaining to the compensation policy and the compensation to directors of Santander Brazil was provided in previous sections.

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13.16     Other relevant information

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14.          Human Resources

14.1    Description of human resources

14.1    Describe the issuer's human resources by providing the following information:

a.         Number of employees (total, per groups based on the activity performed, and per geographical location).

Based on activity performed (*)

AREAS	Dec/07	Dec/08	Dec/09	Dec/10	Dec/11	Dec/12
CORPORATE AREAS	5,698	8,084	10,987	8,111	7,762	7,036
WHOLESALE / GB&M	1,505	5,054	1,046	3,347	3,685	1,205
RETAIL	15,762	40,211	39,208	43,155	43,155	45,751
TOTAL	22,965	53,349	51,241	54,602	54,602	53,992

                By geographical location (*)

	Dec/07	Dec/08	Dec/09	Dec/10	Dec/11	Dec/12
State	Freq	Freq	Freq	Freq	Freq	Freq
AC	0	21	20	21	26	24
AL	32	149	152	170	171	156
AM	28	234	219	255	269	260
AP	22	58	54	56	56	53
BA	102	672	662	780	787	831
CE	498	334	330	367	396	390
DF	164	685	670	737	750	762
ES	79	390	366	399	415	420
GO	86	456	440	566	578	571
MA	0	108	99	108	113	108
MG	494	3298	3,171	3,488	3,517	3,474
MS	25	262	259	253	271	277
MT	23	224	219	247	242	221
NA	0	0	0	0	0	311
PA	0	242	235	323	247	232
PB	33	404	395	416	405	355
PE	45	1,468	1,420	1,516	1,508	1,494
PI	28	83	84	102	106	96
PR	669	1,763	1,697	1,891	1,968	1,959
RJ	1,559	6,597	6,401	6,787	6,629	6,709
RN	37	161	155	187	203	204
RO	31	62	60	62	60	59
RR	0	46	43	399	39	40
RS	1,299	1,971	1,937	2,039	2,174	2,249
SC	475	1,101	1,033	1,108	1,246	1,244
SE	0	67	68	76	82	86
SP	17,685	32,444	31,013	32,462	32,303	31,374
TO	0	39	39	42	41	33
TOTAL	22,965	53,349	51,241	54,406	54,602	53,992

                                               (*) Considers Santander Brasil

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

14.1 – Description of human resources

b. Number of outsourced workers (total, per groups based on job and geographic location).

Services	City	State	Dec/97	Dec/08	Dec/09	Dec/10	Dec/11	Dec/12
Open your account	São Paulo	SP	-	-	-	-	-	2
	Belo Horizonte	MG	-	-	-	-	-	9
Following up cash operations	São Paulo	SP	3	3	3	-	-	-
Goods management	São Paulo	SP	33	23	20	10	10	7
Young Apprentice	Rio de Janeiro	RJ	1	2	3	101	110	92
	Maceió	AL	-	-	-	-	-	3
	Manaus	AM	-	-	-	-	-	4
	Salvador	BA	-	-	-	-	-	15
	Fortaleza	CE	-	-	-	-	-	6
	Belém	PA	-	-	-	-	-	4
	Teresina	PI	-	-	-	-	-	1
	João Pessoa	PB	-	-	-	-	-	3
	Natal	RN	-	-	-	-	-	3
	Boa Vista	RR	-	-	-	-	-	1
	Porto Velho	RO	-	-	-	-	-	1
	Cuiabá	MT	-	-	-	-	-	2
	Campo Grande	MS	-	-	-	-	-	2
	Distrito Federal	DF	-	-	-	-	-	6
	Palmas	TO	-	-	-	-	-	1
	Vitória	ES	-	-	-	-	-	6
	Aracaju	SE	-	-	-	-	-	1
	Porto Alegre	RS	-	-	-	-	-	21
	Goiânia	GO	-	-	-	-	-	10
	Belo Horizonte	MG	-	-	-	-	2	59
	Recife	PE	-	-	-	-	1	13
	Curitiba	PR	-	-	-	-	1	16
	Florianópolis	SC	-	-	-	-	1	16
	São Paulo	SP	323	699	987	585	565	429
Filing of agreements	São Paulo	SP	42	24	23	23	22	5
Disposal and rental of properties	São Paulo	SP	27	34	23	17	18	12
Security Analyst	São Paulo	SP	-	-	14	-	-	-
Customer Service	São Paulo	SP	260	227	218	63	32	2
Call Center	São Paulo	SP	-	-	-	-	-	18
	Belo Horizonte	MG	-	-	-	-	-	518
Activation	São Paulo	SP	-	-	-	-	-	19
	Belo Horizonte	MG	-	-	-	-	-	135
Finauto Back Office	São Paulo	SP	-	-	-	-	-	1
Aymoré Back Office Center	São Paulo	SP	-	-	-	-	-	4
Operator Back Office Center	São Paulo	SP	-	-	-	-	-	11
Cards	São Paulo	SP	-	-	-	-	-	1610
	Belo Horizonte	MG	-	-	-	-	-	4
CDC Reevaluation	São Paulo	SP	-	-	-	-	-	4
Aymoré Center	São Paulo	SP	-	-	-	-	-	108
Information Service	São Paulo	SP	-	-	-	-	-	9
	Rio de Janeiro	RJ	-	-	-	-	-	120
CDC Information Service	São Paulo	SP	-	-	-	-	-	3
Operator Center	São Paulo	SP	-	-	-	-	-	74
PSA Center	São Paulo	SP	-	-	-	-	-	5
Lifecycle	São Paulo	SP	-	-	-	-	-	30
Finauto Club Card	São Paulo	SP	-	-	-	-	-	14
Consortium	São Paulo	SP	-	-	-	-	-	41

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

14.1 – Description of human resources

Online Consultant	São Paulo	SP	-	-	-	-	-	42
Checking Account	São Paulo	SP	-	-	-	-	-	165
CP – Personal Credit	São Paulo	SP	-	-	-	-	-	447
	Belo Horizonte	MG	-	-	-	-	-	2
CP Renewal	São Paulo	SP	-	-	-	-	-	4
	Belo Horizonte	MG	-	-	-	-	-	1
Payroll Loan	São Paulo	SP	-	-	-	-	-	16
Real Estate Credit	São Paulo	SP	-	-	-	-	-	14
Systems development and maintenance	Porto Alegre	RS	2	4	-	1	-	-
	São Paulo	SP	1	2	3	525	327	34
Systems Homologation	São Paulo	SP	120	105	40	67	58	103
INTERNET PF	São Paulo	SP	-	-	-	-	-	48
INTERNET PJ CORPORATE	São Paulo	SP	-	-	-	-	-	10
LC Cards	Belo Horizonte	MG	-	-	-	-	-	2
Leasing/CDC	São Paulo	SP	-	-	-	-	-	16
Cleaning, pantry services and gardening	Porto Alegre	RS	21	21	21	-	21	-
	São Paulo	SP	2	2	2	1	1434	186
Firmware maintenance	Porto Alegre	RS	1	1	1	10	-	-
	São Paulo	SP	30	23	13	34	5	2
CP – Sales Machine	São Paulo	SP	-	-	-	-	-	790
	Belo Horizonte	MG	-	-	-	-	-	65
CP – Sales Surveillance	São Paulo	SP	-	-	-	-	-	19
	Belo Horizonte	MG	-	-	-	-	-	6
Payment in installments	São Paulo	SP	-	-	-	-	-	85
	Belo Horizonte	MG	-	-	-	-	-	167
Exchange Program	São Paulo	SP	-	-	-	-	-	46
	Porto Alegre	RS	-	-	-	-	-	1
Credit Recovery - Bank	São Paulo	SP	-	-	-	-	-	3830
Credit Recovery – Financial Institution	São Paulo	SP	-	-	-	-	-	821
Current Retention	São Paulo	SP	-	-	-	-	-	2
	Belo Horizonte	MG	-	-	-	-	-	42

Current Retention	São Paulo	SP	-	-	-	-	-	2
	Belo Horizonte	MG	-	-	-	-	-	42
Insurance Retention	São Paulo	SP	-	-	-	-	-	66
Cards Retention	São Paulo	SP	-	-	-	-	-	10
	Belo Horizonte	MG	-	-	-	-	-	1
Insurance	São Paulo	SP	-	-	-	-	-	43
Data Processing and infrastructure	São Paulo	SP	-	-	-	-	138	-
Operation, scheduling and analysis of production	São Paulo	SP	95	79	174	163	107	-
Information security	Belo Horizonte	MG	-	-	-	4	4	-
	Porto Alegre	RS	-	-	-	2	2	-
	São Paulo	SP	-	-	-	26	23	-
Outpatient Service	Rio de Janeiro	RJ	-	-	3	4	6	7
	São Paulo	SP	25	26	48	69	106	98
Administrative Services	Goiânia	GO	1	1	1	5	3	8
	Porto Alegre	RS	8	8	9	8	12	22
	Rio de Janeiro	RJ	14	13	12	13	6	27
	São Paulo	SP	583	1	2	3	2697	2431
	Salvador	BA	-	-	-	-	-	1
	Fortaleza	CE	-	-	-	-	2	2
	Distrito Federal	DF	-	-	-	-	3	3
	Vitória	ES	-	-	-	-	-	3
	Belém	PA	-	-	-	-	-	3
	Vitória	ES	-	-	-	-	3	10
	Belo Horizonte	MG	-	-	-	-	11	15

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14.1 – Description of human resources

	Campo Grande	MS	-	-	-	-	5	4
	Recife	PE	-	-	-	-	1	11
	Curitiba	PR	-	-	-	-	16	40
Accountancy Services	São Paulo	SP	53	69	66	70	75	87
Cultural Services	Porto Alegre	RS	29	17	15	21	11	8
Agreement analysis services	São Paulo	SP	21	11	10	11	5	1
Business support services	São Paulo	SP	90	84	77	48	36	-
Operations support services	Porto Alegre	RS	1	1	1	1	1	1
	Fortaleza	CE	-	-	-	-	-	1
	Goiânia	GO	-	-	-	-	-	1
	Rio de Janeiro	RJ	2	2	2	-	-	0
	São Paulo	SP	1	729	630	569	449	70
Advisory services	São Paulo	SP	1	1	1	1	2	1
Audit services	São Paulo	SP	54	33	54	56	21	14
Audit Services – regulatory agencies	São Paulo	SP	-	-	-	-	-	17
Library services	São Paulo	SP	1	1	1	1	3	3
	Recife	PE	-	-	-	-	-	1
Call Center services	Rio de Janeiro	RJ	-	-	20	354	435	159
	Belo Horizonte	MG	-	-	-	-	-	249
	Porto Alegre	RS	-	-	-	-	2	26
	São Paulo	SP	7	10	15	12	10200	6095
Sales and subscriptions services	São Paulo	SP	26	53	52	55	53	-
Consulting services	Porto Alegre	RS	-	-	2	2	2	-
	Belo Horizonte	MG	-	-	-	-	-	1
	Rio de Janeiro	RJ	2	2	2	5	5	91
	São Paulo	SP	179	444	1	1	948	335
Marketing database services	São Paulo	SP	48	21	4	2	1	-
Real Estate Credit Services	São Paulo	SP	-	-	-	-	-	198
	Maceió	AL	-	-	-	-	-	1
	Manaus	AM	-	-	-	-	-	3

	Salvador	BA	-	-	-	-	-	16
	Fortaleza	CE	-	-	-	-	-	4
	Distrito Federal	DF	-	-	-	-	-	11
	Vitória	ES	-	-	-	-	-	3
	Goiânia	GO	-	-	-	-	-	12
	São Luis	MA	-	-	-	-	-	3
	Belo Horizonte	MG	-	-	-	-	-	25
	Campo Grande	MS	-	-	-	-	-	1
	Cuiabá	MT	-	-	-	-	-	1
	Belém	PA	-	-	-	-	-	6
	João Pessoa	PB	-	-	-	-	-	2
	Recife	PE	-	-	-	-	-	7
	Curitiba	PR	-	-	-	-	-	17
	Rio de Janeiro	RJ	-	-	-	-	-	39
	Natal	RN	-	-	-	-	-	1
	Porto Velho	RO	-	-	-	-	-	2
	Porto Alegre	RS	-	-	-	-	-	19
	Florianópolis	SC	-	-	-	-	-	11
	Aracaju	SE	-	-	-	-	-	1
Document keyboarding services	São Paulo	SP	160	159	156	148	68	13
Car parking services	São Paulo	SP	15	15	15	14	14	23
Press office	Porto Alegre	RS	2	3	4	1	1	-

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14.1 – Description of human resources

	São Paulo	SP	4	3	4	5	1	2
Documents handling services	São Paulo	SP	72	98	99	157	83	91
Building and network maintenance services	Porto Alegre	RS	8	7	6	3	9	11
	Belo Horizonte	MG	-	-	-	-	-	1
	Rio de Janeiro	RJ	12	8	8	1	8	13
	São Paulo	SP	178	163	186	245	238	206
Marketing services	São Paulo	SP	17	18	26	26	23	7
ATMs and RE surveillance services	São Paulo	SP	25	20	16	7	6	6
Market research services	São Paulo	SP	4	7	6	6	5	2
Budget planning services	São Paulo	SP	14	6	5	5	2	-
Private Pension services	São Paulo	SP	97	70	79	69	70	68
Credit recovery services	São Paulo	SP	1	2	3	3	4974	2802
Security Services	Belo Horizonte	MG	14	12	5	12	10	7
	Porto Alegre	RS	1	1	5	4	3	3
	Rio de Janeiro	RJ	373	319	14	18	10	90
	São Paulo	SP	-	-	455	445	263	335
Support Services	São Paulo	SP	-	-	4	66	63	-
Telecommunication Services	Porto Alegre	RS	2	3	2	-	-	-
	São Paulo	SP	110	86	66	2	12	7
Telemarketing services	São Paulo	SP	741	686	675	373	29	8
Transport and dispatch services	Rio de Janeiro	RJ	4	4	4	1	1	1
	São Paulo	SP	137	146	163	3179	123	53
Banking products sale services	Belo Horizonte	MG	-	-	-	116	128	236
	Maceió	AL	-	-	-	-	-	2
	Vitória	ES	-	-	-	-	-	22
	Distrito Federal	DF	-	-	-	-	-	79
	João Pessoa	PB	-	-	-	-	-	82
	Fortaleza	CE	-	-	-	-	-	32
	Belém	PA	-	-	-	-	-	31
	São Luis	MA	-	-	-	-	-	7

Banking products sale services	Cuiabá	MT	-	-	-	-	-	35
	Florianópolis	SC	-	-	-	-	-	58
	Aracaju	SE	-	-	-	-	-	12
	Teresina	PI	-	-	-	-	-	16
	Palmas	TO	-	-	-	-	-	10
	Recife	PE	-	-	-	-	-	320
	Macapa	AP	-	-	-	-	-	12
	Boa Vista	RR	-	-	-	-	-	13
	Porto Velho	RO	-	-	-	-	-	15
	Campo Grande	MS	-	-	-	-	-	53
	Salvador	BA	-	-	-	-	-	93
	Natal	RN	-	-	-	-	-	34
	Manaus	AM	-	-	-	-	-	31
	Curitiba	PR	-	-	-	61	72	190
	Goiânia	GO	-	-	-	31	42	69
	Porto Alegre	RS	1	1	1	76	80	135
	Rio de Janeiro	RJ	-	-	-	387	410	592
	São Paulo	SP	225	223	219	2	1565	1724
Food court services	São Paulo	SP	152	161	233	263	140	258
Recreation area services	São Paulo	SP	34	26	67	67	55	54
Legal Services	São Paulo	SP	7	15	57	154	137	139
	Maceió	AL	-	-	-	-	-	1
	Manaus	AM	-	-	-	-	-	1
	Salvador	BA	-	-	-	-	-	2

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14.1 – Description of human resources

	Fortaleza	CE	-	-	-	-	-	1
	Distrito Federal	DF	-	-	-	-	-	1
	Vitória	ES	-	-	-	-	-	4
	Goiânia	GO	-	-	-	-	-	3
	Belo Horizonte	MG	-	-	-	-	-	5
	Campo Grande	MS	-	-	-	-	-	1
	Recife	PE	-	-	-	-	-	3
	Curitiba	PR	-	-	-	-	-	7
	Rio de Janeiro	RJ	-	-	-	-	-	5
	Natal	RN	-	-	-	-	-	1
	Porto Alegre	RS	-	-	-	-	-	6
	Florianópolis	SC	-	-	-	-	-	4
Operational services	Belo Horizonte	MG	-	-	-	25	32	8
	Salvador	BA	-	-	-	-		1
	Fortaleza	CE	-	-	-	-	3	2
	Belém	PA	-	-	-	-	1	2
	Florianópolis	SC	-	-	-	-		3
	Curitiba	PR	-	-	-	-	2	4
	Recife	PE	-	-	-	-	13	21
	Distrito Federal	DF	-	-	-	-	3	4
	Goiânia	GO	-	-	-	-	1	5
	Vitória	ES	-	-	-	-	1	3
	Porto Alegre	RS	10	14	8	14	17	13
	Rio de Janeiro	RJ	1	1	2	33	35	31
	São Paulo	SP	213	354	812	1	1368	1654
Call Center services	Porto Alegre	RS	-	1	2	1	1	-
	Rio de Janeiro	RJ	-	-	-	251	101	54
	São Paulo	SP	5	27	668	397	148	59
	Recife	PE	-	-	-	-	-	23
Temporary services	Porto Alegre	RS	-	-	-	-	-	1
	Maceió	AL	-	-	-	-	-	1

	Recife	PE	-	-	-	-	-	5
	Florianópolis	SC	-	-	-	-	-	1
	Salvador	BA	-	-	-	-	-	1
	Belo Horizonte	MG	-	-	-	-	-	2
	João Pessoa	PB	-	-	-	-	-	1
	Fortaleza	CE	-	-	-	-	-	2
	Rio de Janeiro	RJ	-	-	-	10	12	-
	São Paulo	SP	118	103	105	106	36	9
Support to production	São Paulo	SP	78	66	85	201	-	-
Intel Support	São Paulo	SP	-	-	-	-	10	-
Technical support	Belo Horizonte	MG	1	1	2	5	1	-
	Curitiba	PR	1	1	1	3	-	-
	Salvador	BA	-	-	-	-	1	-
	Curitiba	PR	-	-	-	-	1	-
	Belo Horizonte	MG	-	-	-	-	1	-
	Distrito Federal	DF	-	-	-	-	1	-
	Porto Alegre	RS	1	1	2	2	1	-
	Rio de Janeiro	RJ	1	2	2	14	7	-
	São Paulo	SP	229	257	737	1	1164	184
Telephone operators and front desk clerks	Porto Alegre	RS	6	7	5	1	4	3
	Recife	PE	-	-	-	-	1	-
	Rio de Janeiro	RJ	4	2	1	1	2	1

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14.1 – Description of human resources

	Salvador	BA	-	-	-	-	1	0
	Belo Horizonte	MG	-	-	-	-	1	1
	Curitiba	PR	-	-	-	-	1	-
	São Paulo	SP	288	283	314	161	75	62
Cards Telemarketing	São Paulo	SP	-	-	-	-	-	68
Travels and tourism	São Paulo	SP	5	7	21	21	2	2
Web Motors	São Paulo	SP	-	-	-	-	-	32
Grand Total			17.632 (*)	22.400 (*)	33.593 (*)	31.627 (*)	29.694 (*)	31.327 (*)

c. Turnover Rate

Year 2007 – Santander only	Dec/06	Dec/07	Turnover
Banco Santander S/A	21,270	21,479	18,5%

Year 2008 – Santander only	Dec/07	Dec/08	Turnover
Banco Santander S/A	21,479	19,738	17,6%

Year 2009 – Santander only	May/09	Dec/09	Turnover
Banco Santander S/A	47,697	48,647	6,9%

Year 2010	Dec/09	Dec/10	Turnover
Banco Santander S/A	48,647	51,833	10,7%

Year 2011	Dec/10	Dec/11	Turnover
Banco Santander S/A	51,833	51,518	11,1%

Year 2012	Dec/11	Dec/12	Turnover
Banco Santander S/A	51,518	51,233	10,9%

d. Issuer’s exposure to labor liabilities and contingencies

                As many other Brazilian financial institutions, we are defending from lawsuits filed by unions or individual labor claims filed by employees, which generally request overtime compensation, wage loss a other labor rights, including lawsuits regarding claims from retired employees for pension benefits.

We believe that we have paid or accrued adequately all such prospective liabilities. On December 31, 2012, the total value of labor issues classified as possible and probable losses was approximately BRL 3.2 billion. Out of such total, we accrued BRL 2.6 billion for labor claims corresponding to probable losses.

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14.2 – Relevant changes in human resources

14.2 – Please comment on any relevant change as to figures reported in subsection 14.1 hereof.

Not applicable.

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14.3 – Description of employee compensation policies

14.3 – Please describe the issuer’s employee compensation policies, detailing:

a.             Variable compensation and wage policies

With a view to assure the interests of the Company in the short, medium and long term, as well as the need to retain talents in a competitive market, we implemented a variable compensation and wage policy applicable to the whole Organization, in line with the best practices in the market.

Such policy is based on the following assumptions:

▪  To recognize meritocracy and individual contributions for fulfillment of goals and strategies of the several areas in the Organization;

▪  To promote good performance of the Company and assure the interests of shareholders, upon medium and long term commitment;

▪  To propitiate professional development of employees; and

▪  To keep compensation paid by the Company competitive, when compared to our main competitors.

Always counting on stringent risk management principles, the variable compensation and wage policies applicable to the employees of the Company have proven to be a key factor for the success of the Company, avoiding excessive risk taking behaviors.

The variable compensation and wage policies align the interests of the Company the employees, on the one hand, with sustainable growth and profitability in the corporate business, on the other hand, to recognize the contribution of employees for the development of the activities of the Company.

b.     Benefits Policy

The Company adheres to a benefits package that aims to reinforce the image by offering competitive and high-quality policies in the market, contributing to engagement, attraction and retention of people.

In order to assure such competitiveness, our benefits package is annually compared to the best practices and trends in the market.

Our policies are developed and offered contemplating the individual according to their different needs, namely:

•            Their Health

Health Insurance: Granted to employees and their dependents, and trainees enrolled with the plans, as medical attention and hospital care. The plan provides health care in hospitals, clinics and laboratories and covers consultations, tests, surgeries, medical treatments, and admission to an accredited network and free choice (reimbursement for some plans).

Dental Care: Granted to employees and their dependents with the plan, as dental care. The plan provides dental care in accredited network and free choice (reimbursement for some plans).

Healthcare Preventive Actions: set of preventive actions in order to promote employee health, such as: Pregnant Program, No Smoke Program, No AIDS Program, etc.

Specialized Medical Center / Outpatient Services at Administrative Centers: specialized medical center in order to promote the physical, mental and emotional health of all employees.

Specialties covered: nursing, dentistry, general medicine, orthopedics, cardiology, ophthalmology and nutritionist.

•            Their Welfare

Private Pension: SantanderPrevi has as main objective the establishment, management and execution of benefit plans of pension nature, complementary to the general welfare routine, according to current laws.

14.3 – Description of employee compensation policies

Reimbursement of fitness facility: provided to all trainees with fixed wage of up to BRL 3,225.00 in order to encourage the practice of physical exercises; such reimbursement is 50% of the limited value of BRL 60.00.

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Extra Allowance: financial aid in the following situations: Drug costs, treatment / medical procedures, not covered by insured plans, psychotherapy, funeral assistance, public calamity, to help children with disabilities, and prostheses. Provided to employees who have salary of up to 10 minimum wages.

Life Quality Program: seeks to provide the physical and emotional balance of their employees, the Life Quality program was launched in 2005, over the years there were several actions, such as: mothers day, fathers day, regular activities (Santander Brazil Choral Group, Yoga, Chess, Musicians Project) Santander Week - 2011 (Lectures on Education, Rediscovering the Center, Blood Donation, Visit to Museums, One Day at School, Quiz), Weight Watchers, Photography Workshop, Walk and Street Running.

•            Their Family

Life Insurance: guarantees indemnity for death, personal injury, or permanent disability of the insured, and coverage for spouse and children according to policy.

Daycare / Babysitting: provided to employees in the form of monthly repayment of the costs of daycare centers or similar institutions, to free choice of employees, relating to children up to 5 years and 11 months old, under their guard. This refund can also be requested when the expenses relate to the payment of the maid, hired as a nanny, duly recorded in working papers, and registered with the INSS. Provided in the collective bargaining agreement.

Scholarship for Children with Disabilities: Provided to employees with children with intellectual disabilities, regardless of age. The reimbursement amount is up to 70% of expenditure, limited to BRL 600.00.

•            Their daily lives

Transportation Vouchers: benefit that the employer pays the employee in advance, in the form of credit on payroll to be used for commuting expenses from home to work and vice versa.

Food Stamp: consists in granting vouchers, in the form of credit on a card used to pay for meals and snacks, performed in bars, restaurants, cafes and the like during the workday. Provided in the collective bargaining agreement.

Food Allowance: provided to all employees, including those at license, up to 180 days from the first day of the license, for the payment of purchases and food, made in supermarkets, grocery stores, etc., provided in the collective bargaining agreement.

Car to Executives: financial assistance for car, on the payroll, for the purchase of vehicle of choice of the executive, after the period of 03 (three) years, and provided 50% of the initial grant to replace the vehicle.

c.             Features of the compensation plans based on shares of non-officers, detailing:

i.        Groups of Beneficiaries:

The Company has three long-term compensation programs, determined by the performance of the market prices of shares: Long Term Incentive Global Program, Long Term Incentive Local Program, and Deferral Program.

Eligible to such plans are such non-officers as nominated by the Board of Directors of the Company. The plans have a three-year lifespan and promote commitment of eligible employees to long-term results.

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14.3  -Description of employee compensation policies

ii.       Entitlement Terms and Conditions

Global Program

The Meeting of the Board of Directors of Santander Spain, held on March 26, 2008, approved the Long Term Incentive policy aimed at executive officers of Santander Spain and Santander Group (excluding Banesto). This policy provides compensation tied to Santander Spain stocks performance according to what was established in the Regular Shareholders Meeting.

The plan that comprises the aforesaid incentive policy is the Plan of Shares for Performance.

The Global Plan involves cycles of three (03) years of delivery of shares to the beneficiaries, so that each cycle begins in one year and, from 2009 on, expires in the next. The goal is to set an appropriate sequence between the end of the incentive program, linked to previous plan I-06, and successive cycles of this plan.

Thus, the first two (02) cycles started in July 2007, with the first cycle lasting two (02) years (PI09) and the other cycles having an average duration of 03 (three) years (PI10, PI11, PI12, PI13 and PI14).

For each cycle, the maximum number of shares is established for each beneficiary who remains in the Bank during the lifespan of the plan. In the three (03) first cycles, the goals, which, if met, will determine the number of shares to be delivered, were defined by comparing the performance of Santander Spain with the performance of the Financial Institutions group used as reference and linked to two parameters, namely: Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

At the end of each cycle, TSR and EPS growth (for PI09, PI10 and PI11) will be calculated in relation to Santander Spain and each reference company, and the results will be sorted in ascending order. Each of the two criteria (TSR and EPS growth) will be weighted in proportion of 50% in the calculation of the percentage of shares to be delivered, based on the following scale and according to the relative position of Santander Spain in rank among reference Financial Institutions:

Santander Position at TSR Ranking	Maximum % of Deliverable Shares	Santander Position at EPS Growth Ranking	Maximum % of Deliverable Shares
1st to 5th	100%	1st to 5th	100%
6th	82%	6th	82%
7th	65,0%	7th	65,0%
8th	47,5%	8th	47,5%
9th	30,0%	9th	30,0%
10th and below	0%	10th and below	0%

Santander shall make certain adjustments to the classification criteria and to the premium criteria if any company of the reference group is purchased by another company and their shares are no longer traded or no longer exist.

Any reference group company which is acquired by another company the shares of which cease to be traded or cease to exist will be excluded from the reference group. In case of such an event or any event of similar nature, comparison to the reference group will be held so that, for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be delivered if Santander Spain classifies within the top quartile (including 25th percentile) of the reference group. No share will be delivered if Santander Spain ranks below average (50th percentile); 30% of the maximum value of the shares will be delivered if Santander Spain ranks at average (50th percentile).

 The linear interpolation method is used to calculate the percentage corresponding to the positions between the average and top quartile (25th percentile) without including both positions.

As of plan PI12, the goal that determines the number of shares is only related to one (01) Performance Parameter, which has 100% weight in percentage of shares to be distributed: Group TSR.

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14.3 -Description of employee compensation policies

Local Program

                The Special Shareholders Meeting of Santander Brazil held on February 3, 2010, approved the Stocks (Units) Based Compensation Program of Santander Brazil (Local Plan), consisting of two (02) Independent Plans: Stock (Units) Deposit Certificates Call Option Plan (SOP) and Long Term Incentive Plan – Investment in Stock (Units) Deposit Certificates (PSP). The characteristics of each plan are:

SOP: Stock Call Option Plan wherein new shares of Santander Brazil will be issued, promoting a commitment of Executive Officers to long-term results. The exercise period commenced on June 30, 2012 and extends over two (02) years after the right to exercise the options. The amount equivalent to one third of the Units resulting from the exercise of options can not be sold by the participant during the period of 01 (one) year from the exercise date.

PSP: The subject matter of this Plan is payment of bonus by the Company to the Participants as variable compensation, where: (i) 50% (fifty percent) shall consist of delivery of Units, which can not be sold during the period of 01 (one) year from the exercise date; and (ii) 50% (fifty percent) will be paid in cash, which can be freely used by the Participants ("Bonuses"), once deducted all taxes, charges and withholdings.

Plan approved in 2011 – Long Term Incentive Plan – SOP 2014

In the Special Shareholders Meeting dated October 25, 2011, Banco Santander approved the grant of Long Term Incentive Plan – Investment in Certificates of Deposit of Shares ("Units") - SOP2014 for certain managers and employees of the Company Management level and companies under its control.

It is a call option plan. The amount of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Company: Total Shareholder Return (TSR) – and can be reduced if not achieved the goals of reducer Return on Risk-Adjusted Capital (RORAC), comparison between achieved and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the lifespan of the Plan to acquire a position to exercise the corresponding Units.

The Plan will be paid in Shares (Units) Deposit Certificates by the difference between the closing price on the exercise date and the "Exercise Price" net of PIT.

Deferral Program – Cycle 1

                The Regular Meeting of Shareholders of Santander Spain Bank dated June 11, 2010 approved the new policies on Compensation to Management Employees by means of the shares referenced bonus payment plan (deferral) for the group companies, including Santander Bank in Brazil. Such new policies, with adjustments applicable to Santander Brazil, were approved by the Board of Directors on February 2, 2011.

                The purposes of the plan are: (i) to align the compensation program with the FSB principles agreed to in G20; (ii) to align the interests of the Santander Brazil with those of participants (sustainable and recurrent growth, and profitability of Santander Brazil business, and recognizing the contribution of participants); (iii) to enable to retain participants in their jobs; and (iv) to promote the good performance of Santander Brazil and protect the interests of shareholders through a long-term commitment.

The Plan aims to payment of bonuses in cash for part of the variable compensation payable by the Company to participants under the compensation policies, linked to the future performance of the Shares.

The Plan does not cause dilution of the capital stock of the Bank, since it is not allocated to Participants the status of Shareholder of the Company, nor any other rights or privileges attached to it.

Deferral Program – Cycle 2

                On December 21, 2011, the Board of Directors approved a compensation plan for executives and employees based on the performance of the shares of Santander Brazil. It was approved in the Special Shareholders Meeting held on February 7, 2012. The purposes of the plan are: (i) to align the compensation program with the FSB principles agreed to in G20; (ii) to align the interests of Santander Brazil with those of participants (sustainable and recurrent growth, and profitability of Santander Brazil business, and recognizing the contribution of participants); (iii) to

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14.3 -Description of employee compensation policies

enable to retain participants in their jobs; and (iv) to promote the good performance of Santander Brazil and protect the interests of shareholders through a long-term commitment.

                The Plan is part of the current regulatory environment applicable to the Company, especially in light of the National Monetary Council Resolution No. 3921 dated November 25, 2010 (“Resolution 3921/10”), whereby financial institutions must observe certain requirements for future deferred payment of a portion of the variable compensation due to its officers and other employees, taking into account the sustainable long-term financial basis and adjustments in future payments depending on the risks undertaken and the fluctuations in the cost of capital.

A portion of the plan has a program for employees only:

Collective Unsupervised - Employees Eligible individuals include employees, managers and other workers of the Company that may be entitled to. Deferred compensation shall be 100% cash indexed to 120% of CDI.

i.     Enforcement Price:

Global Program

The exercise price is the market value on the exercise date.

Local Program

SOP: The exercise price of the options, to be paid by the participants for the subscription of Units, will be BRL 23.50. The exercise price will be adjusted as a result of:

•                bonus in Shares/Units, splitting or grouping of shares taken by the Company; or

•                corporate reorganizations.

PSP: The exercise price is the market value on the exercise date.

SOP 2014: The options issued have option price of BRL 14.31 per Unit.

Deferral Program

The exercise price is the market value on the exercise date.

ii.    Enforcement Deadline:

Global Program

The plans have a three-year lifespan, comprising three fiscal years, and promoting a commitment of eligible employees to long-term results.

Local Program

SOP: The plan has a three-year lifespan, comprising three fiscal years, and promoting a commitment of eligible employees to long-term results. The enforcement period spans over two (02) years after the right to exercise the options.

PSP: The cycles have a three-year lifespan, comprising three fiscal years, and promoting a commitment of eligible employees to long-term results.

SOP 2014: The Plan has a lifespan of three (03) years. The enforcement period will be from June 30, 2014 thru June 30, 2016.

Deferral Program 1:

The total number of referenced shares will be settled in three (03) installments and allocated equally to the three fiscal years subsequent to the base year.

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14.3 -Description of employee compensation policies

Deferral Program 2:

Adjusted CDI 120% amounts will be settled in three (03) installments and allocated equally to the three fiscal years subsequent to the base year.

iii.            Number of shares encumbered by the plan

Global Program

Santander Spain and Santander Brazil, such as other contractors of Santander Spain Group, have compensation programs subject to the performance of the market price of their shares, based on achievement of certain goals, namely:

	Maximum number of reference shares	Granting date	Start date of enforcement period	End date of enforcement period	Entitlement Terms and Conditions
Plans opened on December 31, 2012
Plan I13	242,553	2010	Jan-1-10	Jul-31-13	TSR
Plan I14	277,146	2012	Jan-1-11	Jul-31-14	TSR

Local Program

The Special Shareholders Meeting of the Company held on February 3, 2010, approved the Local Plan, consisting of two independent plans: SOP  and PSP. On October 25, 2011, it passed resolution on the Long Term Incentive – Stock (Units) Deposit Certificates Investment Plan (SOP 2014),  the details of which are:

	Maximum number of shares	Granting date	Start date of enforcement period	End date of enforcement period	Enforcement Price: BRL
Plans opened on December 31, 2012
SOP Cycle 4	1,055.882	2010	Feb-3-10	Jun-30-14	23,50
SOP Cycle 5	1,213.344	2011	Feb-3-10	Jun-30-13	-
SOP Cycle 6	1,682.579	2012	Jan-1-11	Jun-30-14	-
SOP 2014	3,470.876	2011	Oct-25-11	Jun-30-16	14,31

Deferral Program

Cycle 1

The Regular Meeting of Shareholders of Santander Spain Bank dated June 11, 2010 approved the new policies on Compensation to Management Employees by means of the shares referenced bonus payment plan (deferral), the details of which include:

	Maximum number of reference shares	Granting Year	Start date of enforcement period	End date of enforcement period	Enforcement Price: BRL
Deferral – Cycle 1	789,524	2011	Mar-31-12	Mar-31-14	-

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14.3  -Description of employee compensation policies

                14.4 – Please describe any relations of issuer with unions:

The relationship of Santander Brazil Group with more than 180 bank unions nationwide is sustainable and is becoming stronger day to day.

Let us highlight that the behavior of Santander Brazil as an employer is for respecting all rules and regulations composing the labor code, as well as the labor rights of its employees, so as to remain at the highest level of employer paradigm to other companies.

At the same time, we have a commitment to society, clients and stakeholders, as to uniting more and more the financial values to the decisions of a bank always evolving the way of being and the way of doing business.

Accordingly, it is paramount for us to direct efforts, dedication and commitment in the pursuit of a constructive relationship with the employee representatives.

Of course and naturally, within a democratic process of doing business at a capital x work relation, many discussions with the unions may give rise to agreements. Likewise, regarding the permanent process of dialogue and discussion, please note that Santander Brazil has a CRT – Labor Relations Committee, as well as a Healthcare Forum, in the sense of evaluating and solving matters submitted by the unions. More to the point, let us emphasize that Santander Brazil has a Specific Agreement with union representatives, which governs a number of issues, such as union membership, access to worksites, and Profit Sharing Program, etc.

We can easily affirm that our belief is that we may reach our goals only if we set day to day a confidence relation with our colleagues, clients, suppliers and the society; no doubt such high standard of relations is ascribed also to banking workers class and the union efforts as a whole. Our efforts are and will be continuing, in the sense of reaching agreement as to any conflicts arising from or in connection with labor relations, individually and/or collectively.

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15.1     / 15.2 – Shareholding Position

Shareholder
Individual or Corporate Taxpayer Card		Country or State	A party to shareholders agreement?		Controlling Shareholder		Most recent amendment
Number of common shares (Units)		Common Shares %	Number of preferred shares (Units)			Preferred Shares %	Total number of shares (Units)		Total shares %
Details per class of shares (units)
Class of Share		Number of shares (Units)	Shares %
Employees
			No		No
	179,888.239	0,080000%		164.649,347		0,090000%		344,537.586	0,080000%
Class of Share		Number of shares (Units)		Shares %
Total		0		0,000000%
Officers
			No		No
	119,727.969	0,060000%		108,843.602		0,060000%		228,571.571	0.060000%
Class of Share		Number of shares (Units)		Shares %
Total		0		0,000000%
Grupo Empresarial Santander S.L.
06.164.067/0001-48		Spain	No		Yes		22/03/2012
	61,66,699.971	28,940000%		51,386,053.338		27,600000%		112,992,753.129	28,320000%
Class of Share		Number of shares (Units)		Shares %
Total		0		0,000000%
Sterrebeeck B.V.
09.473.556/0001-70		Holland	No		Yes		31/12/2010

	99,527,083.105	46,760000%		86,492,330.355		46,450000%		186,019,413.460	46,620000%
Class of Share		Number of shares (Units)		Shares %
Total		0		0,000000%
Santander Insurance Holding S.L.
10.697.131/0001-23			No		No		31/12/2010
	206,663.606	0,100000%		22		0,000000%		206,663.628	0,050000%
Class of Share		Number of shares (Units)		Shares %
Total		0		0,000000%

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.1     / 15.2 – Shareholding Position

Shareholder
Individual or Corporate Taxpayer Card		Country or State	A party to shareholders agreement?		Controlling Shareholder	Most recent amendment
Number of common shares (Units)		Common Shares %	Number of preferred shares (Units)		Preferred Shares %	Total number of shares (Units)	Total shares %
Details per class of shares (units)
Class of Share		Number of shares (Units)	Shares %
Others
	50,687,814.164	23,820000%		47,583,367.687	25,550000%	98,271,181.851	24,630000%
Class of Share		Number of shares (Units)		Shares %
Total		0		0,000000%
Treasury Stock – last amendment date:
	513,854.880	0,240000%		467,140.800	0,250000%	980,995.680	0,240000%
Class of Share		Number of shares (Units)		Shares %
Total		0		0,000000%

	212,841,731.754	100,000000%		186,202,385.151	100,000000%	399,044,116.905	10,000000%

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.1     / 15.2 – Shareholding Position

Shareholder
Individual or Corporate Taxpayer Card	Country or State	A party to shareholders agreement?	Controlling Shareholder	Most recent amendment
Details per class of shares (units)
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)		Total shares %
CONTROLLER/INVESTOR				Individual or Corporate Taxpayer Card		Capital Stock Structure
Grupo Empresarial Santander S.L.				06.164.067/0001-48
Others
	0,000000%	0		0,000000	0	0,000000

Santander Spain
	Spain	No		Yes	31/12/2009
468,793.507	99,100000	0		0,000000%	468,793,507	99,100000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Santander Investment S.A.
		No		Yes	31/12/2009
2,442,373	0,520000	0		0,000000	2,442,373	0,520000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000

Santander Investment S.A.
		No	Yes	31/12/2009
1,787,400	0,380000	0	0,000000	1,787,400	0,380000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Total
473,023.280	100,000000	0	0,000000	473,023.280	100,000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.1     / 15.2 – Shareholding Position

Shareholder
Individual or Corporate Taxpayer Card	Country or State	A party to shareholders agreement?	Controlling Shareholder	Most recent amendment
Details per class of shares (units)
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)		Total shares %
CONTROLLER/INVESTOR				Individual or Corporate Taxpayer Card		Capital Stock Structure
Santander Insurance Holding S.L.				10.697.131/0001-23
Others
0	0,00000	0		0,000000	0	0,000000

Santander AM Holding S.L.
		No		Yes	31/12/2009
2,000	0,001000	0		0,00000	2,000	0,001000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Santander Spain
	Spain	No		Yes	31/12/2009
38,973.100	99,999000	0		0,000000	38,973.100	99,999000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000

Total
38,975.100	100,000000	0	0,000000	38,975.100	100,000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.1     / 15.2 – Shareholding Position

Shareholder
Individual or Corporate Taxpayer Card	Country or State	A party to shareholders agreement?	Controlling Shareholder	Most recent amendment
Details per class of shares (units)
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)		Total shares %
CONTROLLER/INVESTOR				Individual or Corporate Taxpayer Card		Capital Stock Structure
Sterrebeeck B.V.				9.473.556/001-70
Others
0	0,00000	0		0,000000	0	0,000000

Santander Spain
Spain		No		Yes	31/12/2009
2,639.306	100,000000	0		0,000000	2,639.306	100,000000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Total
2,639.306	100,000000	0	0,000000		2,639.306	100,000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.1     / 15.2 – Shareholding Position

Shareholder
Individual or Corporate Taxpayer Card	Country or State	A party to shareholders agreement?	Controlling Shareholder	Most recent amendment
Details per class of shares (units)
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
CONTROLLER/INVESTOR				Individual or Corporate Taxpayer Card	Capital Stock Structure
Santander Spain
Minor Shareholders
		No	Yes	31/12/2011
4,023,283.909	45,200000	0	0,000000%	4,023,283.909	45,20000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Institutional Investments
		No	No	31/12/2011
4,687.628,721	52,600000	0	0,000000	4,687,628.721	52,600000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Members of the Board of Directors
		No	Yes	31/12/2009
198,130.573	2,200000	0	0,000000	198,130.573	2,200000
Class of Share	Number of shares (units)	Shares %

Total		0	0,000000
Others
	0	0,00000	0	0,000000	0	0,000000

Total
8,909,043.203		100,000000	0	0,000000	8,909,043.203	100,00000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.1     / 15.2 – Shareholding Position

Shareholder
Individual or Corporate Taxpayer Card	Country or State	A party to shareholders agreement?	Controlling Shareholder	Most recent amendment
Details per class of shares (units)
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
CONTROLLER/INVESTOR				Individual or Corporate Taxpayer Card	Capital Stock Structure
Santander Spain
Minor Shareholders
		No	Yes	31/12/2011
4,023,283.909	45,200000	0	0,000000%	4,023,283.909	45,200000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Institutional Investments
		No	No	31/12/2011
4,687.628,721	52,600000	0	0,000000	4,687,628.721	52,600000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Members of the Board of Directors
		No	Yes	31/12/2009
198,130.573	2,200000	0	0,000000	198,130.573	2,200000
Class of Share	Number of shares (units)	Shares %

Total		0	0,000000
Others
	0	0,00000	0	0,000000	0	0,000000

Total
8,909,043.203		100,000000	0	0,000000	8,909,043.203	100,00000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.1     / 15.2 – Shareholding Position

Shareholder
Individual or Corporate Taxpayer Card	Country or State	A party to shareholders agreement?	Controlling Shareholder	Most recent amendment
Details per class of shares (units)
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
CONTROLLER/INVESTOR				Individual or Corporate Taxpayer Card	Capital Stock Structure
Santander Spain
Minor Shareholders
		No	Yes	31/12/2011
4,023,283.909	45,200000	0	0,000000%	4,023,283.909	45,200000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Institutional Investments
		No	No	31/12/2011
4,687.628,721	52,600000	0	0,000000	4,687,628.721	52,600000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Members of the Board of Directors
		No	Yes	31/12/2009
198,130.573	2,200000	0	0,000000	198,130.573	2,200000
Class of Share	Number of shares (units)	Shares %
Total	0	0,000000
Others
0	0,00000	0	0,000000	0	0,000000

Total
8,909,043.203	100,000000	0	0,000000	8,909,043.203	100,00000

Total		0	0,000000
Others
	0	0,00000	0	0,000000	0	0,000000

Total
8,909,043.203		100,000000	0	0,000000	8,909,043.203	100,00000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.3 – Capital Distribution

Date of last meeting / Date of last amendment	29/04/2013
Number of individual shareholders (Units)	171.877
Number of corporate shareholders (Units)	18.204
Number of institutional investors (Units)	1.268

Outstanding Shares

Outstanding Shares correspond to all shares of the issuer, except those held by the controller, persons bound to the controller, officers of the issuer, and treasury stocks.

Number of common shares (units)	50,867,702.403	23,900000%
Number of preferred shares (units)	47,748,017.034	25,640000%
Class A Preferred	0	0,000000%
Total	98,615,719.437	24,710000%

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.4 – Shareholders Organizational Chart

                15.4 – In the event that the issuer aims to insert an organizational chart of the issuer’s shareholders, identifying all direct and indirect controllers, as well as shareholders with interest equal to or higher than 5% in a class or type of shares, if compatible with information submitted in subsections 15.1 and 15.2 hereof:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.5 – Shareholders Agreement filed at the issuer’s headquarters or which the controlling shareholder is a party to:

                15.5 – Regarding any shareholders agreement filed at the headquarters of the issuer or which the controlling shareholder is a party to, governing the use of the voting rights or transfer of shares issued by the issuer, please inform:

a.     parties;

b.     execution date;

c.     effective term;

d.     description of clauses covering the use of voting rights and power to control;

e.     description of clauses covering the appointment of officers;

f.      description of clauses covering the transfer of shares and the right of first refusal;

g.     description of clauses restricting or conditioning the voting rights of members of the board of directors.

As detailed in subsection 15.1 hereof, Santander Brazil has no shareholders agreement currently in force.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.6 – Relevant changes in shareholding interests held by members of the control group and officers of the issuer

                15.6 – Please report any relevant changes in shareholding interests held by members of the control group and officers of the issuer:

Companies	31/12/2008		31/12/2009		31/12/2010
	NC	NP	NC	NP	NC	NP
Grupo Empresarial Santander S.L.	72,504,460.154	61,391,761.173	74,967,225.596	63,531,985.888	74,967,225.596	63,531,985.888
Sterrebeeck B.V.	0	0	99,527,083.105	86,492,330.355	99,527,083.105	86,492,330.355
Santander Insurance Holding S.L.	0	0	4,745,083.646	4,125,836.422	206,663.606	22

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

15.7        Other relevant information

15.7    Please report any further information which the issuer shall deem relevant.

Subsection 15.1

On October 10, 2010, Qatar Holding Luxembourg II S.A.R.L. purchased bonds issued by Santander Spain amounting to USD 2,718,800,000.00 which bonds are obligatorily exchangeable for the equivalent, on the purchase date thereof, to 5.00024% of the capital stock of Santander Brazil, subject to certain contractual provisions dated October 29, 2013.

Subsection 15.2

Material changes in the ratio of interest of the main shareholders

On January 31, 2006, Santander Group was the holder of 100% of common shares and 94.86% of preferred shares in our predecessor then – Banco Santander Meridional S.A. As a result of restructuring our operations in Brazil in 2006 (please refer to Section 4 – Information on the Company – (A) History and Development of the Company – History), on April 30, 2006, Santander Group started holding 99.25% of common shares and 96.5% of preferred shares (after adjustments to fractional shares resulting from restructuring) of our predecessor then – Banco Santander Banespa S.A. As a result of a merger of shares dated August 29, 2008 (please refer to Section 4 – Information on the Company – (A) History and Development of the Company – History – Acquisition of Banco Real), Sterrebeeck started holding 56.83% of our common shares and 56.83 of our preferred shares, and Santander Group started holding 41.6% of our common shares and 40.53% of our preferred shares.

Santander Finance Holding started being our shareholder on August 14, 2009, as a result of a series of mergers of shares by means of which certain insurance and asset management companies previously held by Santander Group were transferred to us. As a result of such mergers of shares dated August 14, 2009, Santander Insurance Holding started holding 2.61% of our common shares and 2.61% of our preferred shares; Sterrebeeck started holding 54.69% of our common shares and 54.69% of our preferred shares; and Santander Group started holding 41.19% of our common shares and 40.17% of our preferred shares.

On August 16, 2010, we filed before SEC and CVM a registration entry according to Form F-1 to report the sale in the US market, by our shareholder Santander Insurance Holding, of their shares in the Bank held as ADRs. As a whole, 4,538,420,040 common shares and 4,125,836,400 preferred shares held by Santander Insurance Holding were converted to 82,516,728 Units/ADRs (equivalent to 2.17% interest in our capital stock). On December 31, 2010, all such Units were sold and now Santander Insurance Holding holds a shareholding interest of 0.05% in our capital stock.

On November 14 and 15, 2011, we filed an amendment to our automatic self-registration entry and a supplement to our prospect listed at SEC with a view to make available for sale on a registered basis something like 8.0% of our capital stock. At that point in time, Santander Group would expect to use such registration entry to allow a greater flexibility for the group in the compliance with our commitment to deliver approximately an interest of 5.0% in our capital stock according to outstanding exchangeable debt bonds, and fulfillment of our commitment to reach 25.0% of shares available for trading before October 2013 or October 2014, subject to our agreement with BM&FBOVESPA, when market conditions are appropriate.

On January 9, 2012, Grupo Empresarial Santander S.L. transferred to Santander Spain some ADRs representing about 5.18% of our capital stock, as part of an internal restructuring in Santander Group, for transfer of about 4.41% of our capital stock to a third party, who must deliver such interest to investors in such exchangeable debt bonds as issued by Santander Spain in October 2010, upon maturity and pursuant to the provisions of such debt bonds. The issue of such exchangeable debt bonds by Santander Spain was the object of a Relevant Fact dated October 29, 2010. Subsequently, Santander Spain transferred a further amount of approximately 0.6% and 0.8% of our capital stock in

15.7        Other relevant information

separate transactions. As a result of such transfers, Santander Spain then started holding directly or indirectly about 76.4% of our voting capital and about 75.6% of our total capital.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

During the year 2012, Santander Group and Santander Spain conducted a series of ADRs sale transactions. Consequently, Santander Spain started holding, directly or indirectly, on December 31, 2012, approximately 75.80% of our voting capital and approximately 74.98% of our total capital, and our shares available for trading now represent about 24.72% of our capital stock.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.          Intercompany Transactions

16.1    Description of rules, policies and practices of the issuer for intercompany transactions:

16.1    Describe the issuer’s rules, policies and practices in conducting intercompany transactions, as defined by the applicable accounting principles in force:

According to best practices of corporate governance directives, on September 22, 2010, our board of directors approved a policy governing intercompany transactions, subject to review on September 26, 2012. Such policy provides for rules aimed to assure that all decisions, particularly those involving related parties and other situations of prospective conflict of interests, be in line with our and our shareholders’ interests. Such policy applies to all employees, directors and executive officers of Santander Brazil.

We have a documented policy on intercompany transactions, approved by our board of directors, aimed at assuring that all transactions covered by the policy be conducted on the basis of our and our shareholders’ interests. The policy defines the power to approve certain transactions by the board of directors. Such rules are also applicable to all our directors, senior managers, employees and subsidiaries.

We make currently and expect to make in the future, from time to time, financial and business transactions with our subsidiaries and affiliates, as well as companies of Santander Group. We have credit facilities to mature with Santander Group and their fellow financial institutions all over the world. On December 31, 2012, loans and deposits funded with Santander Group would represent something like 2.0% of our total funding. More to the point, we conduct, from time to time, certain transactions with Santander Group and other related parties in connection with consulting and advertising services provision. Such transactions are conducted on an arms-length basis, under terms and conditions that would apply to similar transactions with third parties.

Transactions and payments of services with related parties are carried out during the regular course of business on an arms-length basis pursuant to similar terms and conditions, including interest rates, deadlines and sureties, and involve transactions with related parties at no major risk and conducted during the regular course of business, without further disadvantages. The following discussion describes all our material transactions with related parties.

In the second three-month period of 2012, we, by means of our subsidiary in Spain, have purchased, from New York branch and London branch of Banco Santander S.A., a portfolio of contracts containing export and import prepayments and credit facilities, regarding transactions agreed to with Brazilian clients or affiliates abroad, totaling USD 119 million, equivalent to BRL 181 million (at the exchange rate of 2.05). Such transactions were completed in accordance with our intercompany transactions policy, including by obtaining the approval of our board of directors.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Banco Santander S.A. – Uruguay	12/31/2010	0,00	R$ (6.538.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2010	0,00	R$ (73.270.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Companhia de Arrendamento Mercantil RCI Brasil	12/31/2010	0,00	R$ (3.070.000,00)	Not applicable	See section 16.3	Yes	0.000000
Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Isban	12/31/2010	0,00	R$ (129.500.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Produban	12/31/2010	0,00	R$ (43.439.000,00)	Not applicable	See section 16.3	Yes	0.000000
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Universia Brasil S.A.	12/31/2010	0,00	R$ (3.218.000,00)	Not applicable	See section 16.3	Yes	0.000000
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Real Fundo de Investimento Multimercado Santillana Crédito Privado	12/31/2010	0,00	R$ (198.236.000,00)	Not applicable	See section 16.3	Yes	0.000000
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Transaction nature and reason	See section 16.3
Grupo Empresarial Santander S.L.	12/31/2010	0,00	R$ (72.925.000,00)	Not applicable	Maturing on February 25, 2011	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	Regarding dividends distribution and interest on capital from profits for fiscal year 2010.
Santander Insurance Holding S.L.	12/31/2010	0,00	R$ (1.037.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	Regarding dividends distribution and interest on capital from profits for fiscal year 2010.
Sterrebeeck B.V.	12/31/2010	0,00	R$ (976.922.000,00)	Not applicable	Maturing on February 25, 2011	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	Regarding dividends distribution and interest on capital from profits for fiscal year 2010.

Santander Spain	12/31/2010	0,00	R$ (6.353.000,00)	Not applicable	See section 16.3	Yes	0.000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other obligations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Santander Insurance Holding S.L.	12/31/2010	0,00	R$ (52.358.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other obligations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Isban	12/31/2010	0,00	R$ (228.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other obligations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Santander Spain	12/31/2010	0,00	R$ (35.331.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.

Guarantee and Insurance	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Benelux S.A. N.V.	12/31/2009	0,00	R$ (66.259.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Abbey National Treasury Services Plc	12/31/2009	0,00	R$ (24.028.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Real Fundo de Investimento Multimercado Santillana Crédito Privado	12/31/2009	0,00	R$ (5.739.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Transaction nature and reason

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Santander Spain	12/31/2009	0,00	R$ (1.288.558.000,00)	Not applicable	Maturing on January 4, 2010.	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Loan and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	Loan and advance to credit institutions – Santander Spain: In 2009, regarding application of availabilities abroad, overnight operation; interest rate 0.07% per annum.
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2009	0,00	R$ (297.772.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Loan and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2009	0,00	R$ (37.754.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Loan and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Transaction nature and reason
Banco Santander Totta S.A.	12/31/2009	0,00	R$ (901.000,00)	Not applicable	See section 16.3	No	0.000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2009	0,00	R$ 115.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2009	0,00	R$ 323.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Arrendamento Mercantil RCI Brasil	12/31/2009	0,00	R$ 218.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Jointly controlled

Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2009	0,00	R$ (2.741.547.000,00	Not applicable	Thru 2014	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason

Funding by means of transfer operations abroad, aimed at application to trading operations with clients of the Company. Such operations bear interest in the range from 0.43% to 6.8% plus exchange oscillation.

Grupo Banesto: Sociedades Consolidables	12/31/2009	0,00	R$ (157.283.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Abbey National Beta Investments Limited	12/31/2009	0,00	R$ 387.616.000,00	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable

Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Banco Santander S.A. - Uruguay	12/31/2009	0,00	R$ (25.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2009	0,00	R$ (12.516.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Companhia de Arrendamento Mercantil RCI Brasil	12/31/2009	0,00	R$ (2.626.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Isban	12/31/2009	0,00	R$ (112.134.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Produban	12/31/2009	0,00	R$ (43.138.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Real Fundo de Investimento Multimercado Santillana Crédito Privado	12/31/2009	0,00	R$ (192.139.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Fundo de Investimento Multimercado Menorca Crédito Privado	12/31/2009	0,00	R$ (106.506.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Santander Spain	12/31/2009	0,00	R$ (1.667.219.000,00)	Not applicable	Maturing in or before March, 2009.	Yes	13.800000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Subordinate Debts
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	Funding by means of Subordinate Debt bonds used in trading operations of Santander Brazil bearing interest at 13.8% per annum.
Grupo Empresarial Santander, S L	12/31/2009	0,00	R$ (570.414.000,00)	Not applicable	Maturing on February 22, 2010.	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	Regarding dividends and interest on capital from profits for fiscal year 2009.
Santander Insurance Holding S.L.	12/31/2009	0,00	R$ (81.701.000,00)	Not applicable	Maturing on February 22, 2010.	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Transaction nature and reason	Regarding dividends and interest on capital from profits for fiscal year 2009.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Sterrebeeck B.V.	12/31/2009	0,00	R$ (739.683.000,00)	Not applicable	Maturing on February 22, 2010.	No	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Produban	12/31/2009	0,00	R$ (281.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Santander Benelux S.A. N.V.	12/31/2012	0,00	R$ (308.821.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Abbey National Treasury Services Plc.	12/31/2011	0,00	R$ (39.102.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Real Fundo de Investimento Multimercado Santillana Crédito Privado	12/31/2011	0,00	R$ (94.573.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2011	0,00	R$ (323.263.000,00)	Not applicable	See section 16.3	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Loan and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	In 2011, including availabilities (2010: R$ 315,203,000.00).
Banco Santander S.A. – Spain	12/31/2012	0,00	R$ (135.291.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Transaction nature and reason
Santander Benelux S.A. N.V.	12/31/2011	0,00	R$ (94.573.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2011	0,00	R$ 822.606.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Fellow company
Subject Matter of Agreement	Loan and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Arrendamento Mercantil RCI Brasil	12/31/2011	0,00	R$ 322.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Fellow company
Subject Matter of Agreement	Loan and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander Totta S.A.	12/31/2011	0,00	R$ 1.097.000,00	Not applicable	See section 16.3	No	0.000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Abbey National Treasury Services Plc	12/31/2011	0,00	R$ 1.369.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loan and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Overseas Bank, Inc – Puerto Rico	12/31/2011	0,00	R$ 2.381.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loan and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2011	0,00	R$ 5.438.000,00	Not applicable	See section 16.3	No	0.000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2011	0,00	R$ 615.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Fellow company
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Seguros	12/31/2011	0,00	R$ 326.637.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2011	0,00	R$ (1.200.207,000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Benelux S.A. N.V.	12/31/2011	0,00	R$ (399.110,000,00)	Not applicable	See section 16.3	No	0.000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Grupo Banesto: Sociedades Consolidables	12/31/2011	0,00	R$ (167.081.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2011	0,00	R$ (10.348.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Fellow company
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Arrendamento Mercantil RCI Brasil	12/31/2011	0,00	R$ (4.865.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Fellow company
Subject Matter of Agreement	Credit institution deposits

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
ISBAN	12/31/2011	0,00	R$ (110.341.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Abbey National Treasury Services Plc	12/31/2011	0,00	R$ (68.522.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Produban	12/31/2011	0,00	R$ (47.970.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client derivatives
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Universia Brasil S.A.	12/31/2011	0,00	R$ (310.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	wholly-owned subsidiary of the company
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Real Fundo de Investimento Multimercado Santillana Crédito Privado	12/31/2011	0,00	R$ (223.367.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Seguros	12/31/2011	0,00	R$ (31.062.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2011	0.00	R$ (7.772.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Grupo Empresarial Santander S.L.	12/31/2011	0,00	R$ (379.617.000,00)	Not applicable	Maturing on February 28, 2012.	Yes	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	Regarding dividends distribution and interest on capital from profits for fiscal year 2011.
Santander Insurance Holding S.L.	12/31/2011	0,00	R$ (553.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Sterrebeeck B.V.	12/31/2011	0.00	R$ (520.615.000,00)	Not applicable	February 28, 2012.	Yes	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Transaction nature and reason	Regarding dividends distribution and interest on capital from profits for fiscal year 2011.
Banco Madesant – Sociedade Unipessoal S.A.	12/31/2011	0,00	R$ (3.062.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Shareholder
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2011	0,00	R$ (3.972.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other obligations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2011	0.00	R$ (25.639.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Benelux S.A. N.V.	12/31/2010	0.00	R$ (118.521.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Other liabilities – Payable dividends and bonuses
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2011	0,00	R$ (3.972.000,00)	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other obligations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2011	0.00	R$ (25.639.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Benelux S.A. N.V.	12/31/2010	0.00	R$ (118.521.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Termination or Expiration	Not applicable
Transaction nature and reason	Loans and advances to credit institutions – Santander Spain: In 2010, regarding application of availabilities abroad (overnight operation); interest rate 0.22% per annum.
Santander Benelux S.A. N.V.	12/31/2010	0,00	R$ 258.261.000,00	Not applicable	See section 16.3	No	0.000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Real Fundo de Investimento Multimercado Santillana Crédito	12/31/2012	0.00	R$ (275.310.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Derivatives for trading; net position.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (9.528.869.000,00)	Not applicable	See section 16.3	Yes	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions; availabilities and applications in foreign currency (Overnight Applications).
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions; availabilities and applications in foreign currency (Overnight Applications).
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – México	12/31/2012	0.00	R$ (51.000.000,00)	Not applicable	See section 16.3	Yes	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions; availabilities and applications in foreign currency (Overnight Applications).
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (7.284.000,00)	Not applicable	See section 16.3	Yes	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions – Other items.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2012	0.00	R$ (1.086.756,00)	Not applicable	See section 16.3	Yes	0,000000

Relation with the issuer	Controlled Company

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Loans and other amounts with credit institutions – Other items.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Arrendamento Mercantil RCI Brasil	12/31/2012	0.00	R$ (373.000.000,00)	Not applicable	See section 16.3	Yes	0,000000

Relation with the issuer	Controlled Company
Subject Matter of Agreement	Loans and other amounts with credit institutions – Other items.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Brasil Seguros	12/31/2012	0.00	R$ (175.445.000,00)	Not applicable	See section 16.3	Yes	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions – Other items.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Zurich Santander Brasil Seguros e Previdência S.A.	12/31/2012	0.00	R$ (134.885.000,00)	Not applicable	See section 16.3	Yes	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions – Other items.
Guarantee and Insurance	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (146.178.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2012	0.00	R$ (772.000.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlled Company
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Zurich Santander Brasil Seguros e Previdência S.A.	12/31/2012	0.00	R$ (17.068.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Santander Benelux S.A. N.V.	12/31/2012	0.00	R$ (317.233.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Abbey National Treasury Services Plc	12/31/2012	0.00	R$ (32.024.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Others	12/31/2012	0.00	R$ (62.000.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (170.845.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2012	0.00	R$ (12.762.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlled Company
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Zurich Santander Brasil Seguros e Previdência S.A.	12/31/2012	0.00	R$ (29.190.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Arrendamento Mercantil RCI Brasil	12/31/2012	0.00	R$ (3.580.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Transaction nature and reason
Others	12/31/2012	0.00	R$ (5.635.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Isban Brasil S.A.	12/31/2012	0.00	R$ (98.324.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Produban Serviços e Informática S.A.	12/31/2012	0.00	R$ (42.489.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Universia Brasil S.A.	12/31/2012	0.00	R$ (80.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Real Fundo de Investimento Multimercado Santillana	12/31/2012	0.00	R$ (239.067.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Others	12/31/2012	0.00	R$ (5.699.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Client Deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Grupo Empresarial Santander S L	12/31/2012	0.00	R$ (236.246.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – payable dividends and interest on capital
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Transaction nature and reason
Santander Insurance Holding S.L.	12/31/2012	0.00	R$ (562.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other liabilities – payable dividends and interest on capital
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Sterrebeeck B.V.	12/31/2012	0.00	R$ (529.279.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other liabilities – payable dividends and interest on capital
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (3.544.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other obligations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Zurich Santander Brasil Seguros e Previdência S.A.	12/31/2012	0.00	R$ (24.079.000,00)	Not applicable	See section 16.3	No	0,000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other obligations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Others	12/31/2012	0.00	R$ (928.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other obligations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (12.177.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Interest and similar income – loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2012	0.00	R$ (59.546.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlled Company
Subject Matter of Agreement	Interest and similar income – loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (33.562.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Interest and similar expenses – client deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Isban Brasil S.A.	12/31/2012	0.00	R$ (5.697.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Interest and similar expenses – client deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Produban Serviços de Informática S.A.	12/31/2012	0.00	R$ (3.000.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Interest and similar expenses – client deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Real Fundo de Investimento Multimercado Santillana	12/31/2012	0.00	R$ (6.927.000,00)	Not applicable	See section 16.3	No	0,000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Interest and similar expenses – client deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Others	12/31/2012	0.00	R$ (1.035.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Interest and similar expenses – client deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (4.954.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Interest and similar expenses – client deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2012	0.00	R$ (297.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlled Company
Subject Matter of Agreement	Interest and similar expenses – client deposits

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (1.773.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Interest and similar expenses – client deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2012	0.00	R$ (11.016.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlled Company
Subject Matter of Agreement	Income (expenses) of fees and commissions
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (19.620.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Income (expenses) of fees and commissions
Termination or Expiration	Not applicable
Transaction nature and reason

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Zurich Santander Brasil Seguros e Previdência S.A.	12/31/2012	0.00	R$ (1.773.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Income (expenses) of fees and commissions
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Others	12/31/2012	0.00	R$ (4.586.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlled Company
Subject Matter of Agreement	Income (expenses) of fees and commissions
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Others	12/31/2012	0.00	R$ (27.550.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Income (expenses) of fees and commissions
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander S.A. – Spain	12/31/2012	0.00	R$ (81.598.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Profits (losses) with financial assets and liabilities and net exchange oscillations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Benelux S.A., N.V.	12/31/2012	0.00	R$ (82.027.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Profits (losses) with financial assets and liabilities and net exchange oscillations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Real Fundo de Investimento Multimercado Santillana Crédito	12/31/2012	0.00	R$ (472.744.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Profits (losses) with financial assets and liabilities and net exchange oscillations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Abbey National Treasury Services Plc	12/31/2012	0.00	R$ (40.666.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Profits (losses) with financial assets and liabilities and net exchange oscillations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Transaction nature and reason
Others	12/31/2012	0.00	R$ (24.603.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Profits (losses) with financial assets and liabilities and net exchange oscillations
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Isban Brasil S.A.	12/31/2012	0.00	R$ (90.283.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Produban Serviços de Informática S.A.	12/31/2012	0.00	R$ (139.516.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Isban Chile S.A.	12/31/2012	0.00	R$ (3.799.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Ingenieria de Software Bancario S.L.	12/31/2011	0.00	R$ (41.442.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Produban Servicios Informaticos Genelares S.L.	12/31/2012	0.00	R$ (24.707.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
TECBAN – Tecnologia Bancaria Brasil	12/31/2012	0.00	R$ (99.739.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Transaction nature and reason
Zurich Santander Brasil Seguros e Previdência S.A.	12/31/2012	0,00	R$ (21.310.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Zurich Santander Insurance America S.L.	12/31/2012	0.00	R$ (915.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Others	12/31/2012	0.00	R$ (24.378.000,00)	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Administrative expenses and amortization
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2010	0.00	R$ 263.559.000,00	Not applicable	See section 16.3	No	0,000000

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Relation with the issuer	Fellow company
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Arrendamento Mercantil RCI Brasil	12/31/2010	0.00	R$ 6.108.000,00	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Banco Santander Totta S.A.	12/31/2010	0.00	R$ 729.000,00	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Abbey National Treasury Services Plc	12/31/2010	0.00	R$ 18.817.000,00	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Loans and other amounts with credit institutions.
Guarantee and Insurance	Not applicable

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2010	0.00	R$ 27.090.000,00	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2010	0.00	R$ 529.000,00	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12/31/2010	0.00	R$ 266.000,00	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Jointly controlled
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Santander Overseas Bank, Inc – Puerto Rico	12/31/2010	0.00	R$ 2.457.000,00	Not applicable	See section 16.3	No	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Other assets
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason
Santander Spain	12/31/2010	0.00	R$ (2.167.452.000,00)	Not applicable	On or before January 15, 2015.	Yes	0,000000

Relation with the issuer	Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason

Funding by means of transfer operations abroad, aimed at application to trading operations with clients of the Company. Such operations bear interest in the range from 0.38% to 7.89% plus exchange oscillation.

Grupo Banesto: Sociedades Consolidables	12/31/2010	0.00	R$ (75.477.000,00)	Not applicable	See section 16.3	Yes	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	See section 16.3
Banco Madesant – Sociedade Unipessoal S.A.	12/31/2010	0,00	R$ (1.857.963.000,00)	Not applicable	On or before February 28, 2011.	Yes	0,000000

Relation with the issuer	Subsidiary of the Controlling Shareholder

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.2 – Information about intercompany transactions

Related Party	Transaction Date	Amount (BRL)	Existing Balance	Amount (BRL)	Duration	Loan or other type of debt	Interest Rate charged
Subject Matter of Agreement	Credit institution deposits
Guarantee and Insurance	Not applicable
Termination or Expiration	Not applicable
Transaction nature and reason	Funding by means of time deposits at a rate of 1.76375% per annum.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

16.3        Identifying any steps taken to cope with conflicts of interest and evincing the strictly cumulative nature of conditions stipulated or adequate indemnity:

16.3    For each transaction or group of transactions mentioned in subsection 16.2 above, during the past fiscal year: (a) identify the steps taken to cope with conflicts of interest; and (b) evince the strictly commutative nature of conditions stipulated or adequate indemnity.

Operations and remuneration for services with related parties are made in the regular course of business of the Bank and under reciprocal conditions, including interest rates, deadlines and guarantees, and do not involve more than the normal risk of collectability, or present other disadvantages. Due to the volume of existing operations, these were grouped by nature and counterpart in subsection 16.2, and details of the interest rate and deadlines were disclosed in the cases of a single contract or successive contracts, with or without the same purpose, achieving or exceeding 1% of the Bank's net equity.

In 2010, Santander Brazil approved the Intercompany Transactions Policy, which aims to establish rules to ensure that all decisions, especially those involving related parties and other situations with potential conflicts of interest, are taken in line with the interests of Santander Brazil and its shareholders, observing usual market values, fees and deadlines, and under reciprocal conditions.

Our officer, who eventually may conduct transactions with related parties, are required by policy to sign a document stating they have received, read and agreed to follow the Intercompany Transactions Policy. In case of no voluntary statement by the officer as to operations that may present a conflict of interest, such omission is considered a breach of policy on conflicts of interest adopted by Santander Brazil and is submitted to the Board of Directors for evaluation of possible corrective actions.

Another mechanism used to deal with the conflict of interest occurs when Santander Brazil may enter into a transaction with (a) any member of the Board of Directors or Executive Officer; or (b) a company in which the persons mentioned in subsection (a) are members or shareholders holding more than 20% and does not feature a daily operation or the provision of services, the operation must be grounded by a valuation report issued by a first class company not involved in the operation, showing that such transaction will be carried out under market conditions; and that the operation should be conducted by usually appropriate channels in the structure of the Company.

Finally, the Company provides detailed information on transactions between related parties and Santander Brazil, in line with the applicable regulations.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

17.          Capital Stock

17.1    Information on our capital stock

Date of authorization or approval	Capital Value (Reais)	Term of payment	Number of common shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Capital type	Capital issued
4/27/2010	6,282,820,614.21		212,841,731,754	186,202,385,151	399,044,116,905
Capital type	Subscribed Capital
4/27/2010	6,282,820,614.21		212,841,731,754	186,202,385,151	399,044,116,905
Capital type	Paid-in Capital
4/27/2010	6,282,820,614.21		212,841,731,754	186,202,385,151	399,044,116,905
Capital type	Authorized Capital
4/27/2010	500,000,000,000.00		0	0	0

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

17.2        Increasing the capital stock

Date of resolution	Board that resolved on the increase	Date of issue	Total amount of issue (Reais)	Increase type	Common (Units)	Preferred (Units)	Total shares (Units)	Subscription / previous capital	Price of issue	Quote factor
4/27/2010	General Meeting	1/1/0001	22,130,211.93	Without issuance of shares	0	0	0	0.00000000	0.00	R$ per Unit
Criterion to determine the issue price
Payment method

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

17.3        Information on shares splitting, grouping and bonuses

Reasons for not completing the form:

The Company did not conduct any shares splitting, grouping or bonuses, in the last three fiscal years.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

17.4        Information on capital stock reductions

Reasons for not completing the form:

The Company did not reduce capital in the last three fiscal years.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

17.5        Other relevant information

17.5    Please report any further information which the issuer shall deem relevant.

Please find below information regarding subsection 17.2:

Item 17.2 - In relation to capital increases of Santander Brazil, please detail:

a) date of resolution	b) board that resolved on the increase	c) date of issue	d) total value of the increase	e) quantity of securities issued, separated by type and class	f) issue price	g) payment method	h) criterion used to determine the issue value (art 170. Par 1 of the Law of Corporations)	i) indication whether the subscription was private or public	j) Percentage that the increase represents in relation to capital immediately prior to the capital increase
4/27/2010	Ordinary and Extraordinary General Meeting	4/27/2010	R$ 22,130,211.93	212,841,731,754 common shares and 186,202,385,151 preferred shares	Not applicable, increase upon capitalization of capital reserves	Not applicable, increase upon capitalization of capital reserves	Not applicable, increase upon capitalization of capital reserves	Not applicable, increase upon capitalization of capital reserves	0.04%

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.       Securities

18.1    Rights on shares

Kind of Shares or CDA	Common
Tag Along	100.000000
Rights to Dividends

Santander Brazil Bylaws say that an amount not lower than 25% of adjusted net profit, after deductions of allocations for legal reserve and contingencies reserve, must be available for distribution as dividends or interests on capital, in any fiscal year.

According to our Bylaws, dividends not claimed by shareholders within three years as of start payment shall expire and revert to the Company.

Voting Rights	Full
Convertibility	No
Right to capital reimbursement	Yes
Description of capital reimbursement features	Please refer to subsection 18.10 – Other relevant information
Restrictions on outstanding status	No
Conditions for amendment to rights assured by such securities	Please refer to subsection 18.10 – Other relevant information
Other relevant features	Please refer to subsection 18.10 – Other relevant information
Kind of Shares or CDA	Preferred
Tag Along	100.000000
Rights to Dividends

Santander Brazil Bylaws say that an amount not lower than 25% of adjusted net profit, after deductions of allocations for legal reserve and contingencies reserve, must be available for distribution as dividends or interests on capital, in any fiscal year.

Preferred Shares are entitled to participate with priority in distributions of dividends and interest on capital, at 10% higher than the value ascribed to Common Shares.

According to our Bylaws, dividends not claimed by shareholders within three years as of start payment shall expire and revert to the Company.

Voting Rights	Limited
Description of limited voting	Please refer to subsection 18.10 – Other relevant information
Convertibility	Yes
Convertibility conditions and effects on capital stock	The Shareholders Meeting may pass resolution on conversion of Preferred Shares into Common Shares, setting the conversion ratio and the effects on capital stock.
Right to capital reimbursement	Yes
Description of capital reimbursement features	Please refer to subsection 18.10 – Other relevant information
Restrictions on outstanding status	No
Conditions for amendment to rights assured by such securities	Please refer to subsection 18.10 – Other relevant information
Other relevant features	Please refer to subsection 18.10 – Other relevant information

18.2        Description of any statutory provisions limiting the voting rights of substantial shareholders or requiring them to proceed to public offer:

18.2    Please describe, if any, the statutory provisions limiting the voting rights of substantial shareholders, or requiring them to proceed to public offer.

Transfer of Control of the Company

A Transfer of Control of the Company, directly or indirectly, whether through a single transaction or a series of transactions, shall be agreed to under the precedent or subsequent condition that the purchaser undertakes to effect a public offering of shares of all other shareholders, subject to such terms and conditions as set forth in the applicable laws and Level 2 Regulation, in order to assure them the same treatment as that given to the Selling Controlling Shareholder.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

The public offering shall also be made in the case of chargeable assignment of rights to subscribe for shares or other securities or rights related to securities convertible into shares, which may result in the transfer of control of the Company.

In any case, the purchaser shall pay to the minority shareholders of common or preferred shares or units, an amount equal to the amount paid for the shares held by the seller of the control power.

Going Private

Santander Brazil may become a private company, if the controlling shareholders make a public offer to acquire all of the Shares that are free for trading in the market, in accordance with the Joint Stock Companies Act and the regulations issued by CVM. The minimum price of the offer must be at least equal to the economic value of the shares, according to the appraisal made by a specialized company through the adoption of any calculation method accepted and recognized, or any other criteria defined by CVM.

The appraisal report must be prepared by a specialized and experienced appraiser who is independent of us, of his management team and of the Controlling Shareholders. The appraiser will be chosen by a majority vote of those present at the General meeting, in which each Common and Preferred Share is entitled to one vote. The tenderer shall bear the costs relating to the preparation of the appraisal report. The General meeting for this purpose must have the presence of shareholders representing at least 20% of the total outstanding shares, and if this quorum is not reached, the remaining general meetings convened may be performed irrespective of specific quorum.

Delisting of Shares on Level 2

At any time, Santander Brazil may apply for delisting of the Shares on Level 2 of BM&FBOVESPA, in accordance with a resolution obtained at a meeting of the shareholders holding a majority of the capital and since BM&FBOVESPA receives a 30-day prior written notice. The delisting on Level 2 of BM&FBOVESPA does not imply the cancellation of trading of shares on BM&FBOVESPA.

According to the Bylaws of Santander Brazil, if the shareholders at a general meeting pass resolution on:

(1) the delisting of shares on Level 2 of BM&FBOVESPA for shares to be traded outside of that segment; or (2) a corporate reorganization in which the successor company can not trade its shares on Level 2 of BM&FBOVESPA; the Controlling Shareholders shall make a public offering to repurchase the shares of all other shareholders for a minimum price which must correspond to the economic value of the shares, on the word of the appraisal report prepared in accordance with the information in subsection “Going Private” above. BM&FBOVESPA shall be notified of the public offering and the information must be disclosed to the market immediately after the approval of shareholders in general meeting on the delisting of the Shares on Level 2 of BM&FBOVESPA or corporate reorganization.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.2        Description of any statutory provisions limiting the voting rights of substantial shareholders or requiring them to proceed to public offer:

The Controlling Shareholders will not need to make a public offer if the differenced practices of corporate governance of Level 2 of BM&FBOVESPA are discontinued, but Santander Brazil enters into an agreement to join the New Market segment of BM&FBOVESPA, or if the surviving company in the corporate reorganization is enrolled in that segment of BM&FBOVESPA.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.3        Description of exceptions and suspension clauses regarding equity or political rights stipulated in the bylaws

18.3    Describe any exceptions and suspension clauses regarding equity or political rights stipulated in the bylaws:

There are no exceptions or suspension clauses regarding equity or political rights provided for in the Bylaws of Santander Brazil.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.4        Trading volume and top and bottom price quote of traded securities

Fiscal year	12/31/2012
Quarter	Securities	Type	Class	Market	Administrative Entity	Financial volume negotiated (reais)	Value higher quote (reais)	Value lower quote (reais)	Quote factor
3/30/2012	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	6,985,605	0.20	0.14	R$ per Unit
3/30/2012	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	16,551,456	0.18	0.13	R$ per Unit
3/30/2012	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,937,985,850	19.70	14.96	R$ per Unit
6/29/2012	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	89,305	0.17	0.14	R$ per Unit
6/29/2012	Shares	Preferred		OTC Organized	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	8,798,803	0.17	0.14	R$ per Unit
6/29/2012	Certificate of deposit of securities - units			OTC Organized	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	3,053,486,750	17.16	15.04	R$ per Unit
9/28/2012	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	10,086,040	0.19	0.13	R$ per Unit
9/28/2012	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	11,688,102	0.16	0.13	R$ per Unit
9/28/2012	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,437,012,632	17.32	13.60	R$ per Unit
9/28/2012	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	6,349,522	0.16	0.13	R$ per Unit
9/28/2012	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	6,880,485	0.15	0.13	R$ per Unit
9/28/2012	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,101,825,666	15.48	13.59	R$ per Unit
Fiscal year	12/31/2011
Quarter	Securities	Type	Class	Market	Administrative Entity	Financial volume negotiated (reais)	Value higher quote (reais)	Value lower quote (reais)	Quote factor
3/31/2011	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	13,303,123	0.25	0.17	R$ per Unit
3/31/2011	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	14,671,028	0.19	0.16	R$ per Unit
3/31/2011	Certificate of deposit of securities			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,511,708,537	22.82	18.82	R$ per Unit

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.4        Trading volume and top and bottom price quote of traded securities

Fiscal year	12/31/2011
Quarter	Securities	Type	Class	Market	Administrative Entity	Financial volume negotiated (reais)	Value higher quote (reais)	Value lower quote (reais)	Quote factor
6/30/2011	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	10,355,275	0.21	0.16	R$ per Unit
6/30/2011	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	23,556,679	0.19	0.16	R$ per Unit
6/30/2011	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,643,802,668	20.34	16.90	R$ per Unit
9/30/2011	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	19,467,677	0.18	0.12	R$ per Unit
9/30/2011	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	26,699,018	0.18	0.12	R$ per Unit
9/30/2011	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	3,437,667,500	18.32	12.95	R$ per Unit
12/31/2011	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	10,535,134	0.16	0.12	R$ per Unit
12/31/2011	Shares	Preferred		OTC Organized	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	16,793,716	0.16	0.12	R$ per Unit
12/31/2011	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,503,094,835	16.15	12.51	R$ per Unit
Fiscal year	12/31/2010
Quarter	Securities	Type	Class	Market	Administrative Entity	Financial volume negotiated (reais)	Value higher quote (reais)	Value lower quote (reais)	Quote factor
3/31/2010	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	1,102,390	0.24	0.18	R$ per Unit
6/30/2010	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	1,235,431	0.22	0.18	R$ per Unit
9/30/2010	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	1,994,041	0.26	0.17	R$ per Unit
12/31/2010	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	1,067,956	0.30	0.26	R$ per Unit
3/31/2010	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,523,092	0.22	0.18	R$ per Unit
6/30/2010	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,886,176	0.21	0.16	R$ per Unit
9/30/2010	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,718,103	0.21	0.16	R$ per Unit

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.4        Trading volume and top and bottom price quote of traded securities

Fiscal year	12/31/2010
Quarter	Securities	Type	Class	Market	Administrative Entity	Financial volume negotiated (reais)	Value higher quote (reais)	Value lower quote (reais)	Quote factor
12/31/2010	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	1,801,105	0.21	0.18	R$ per Unit
3/31/2010	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	1,714,887	24.05	19.60	R$ per Unit
6/30/2010	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	1,779,144	22.48	18.31	R$ per Unit
9/30/2010	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,034,988	23.61	17.93	R$ per Unit
12/31/2010	Certificate of deposit of securities - units			Stock Exchange	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures	2,044,600	26.05	21.60	R$ per Unit

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.5        Description of other securities issued

Reason for not filling in the form:

Due to the limited amount of characters in this section, the information in subsection 18.5 is described in subsection 18.10 hereof.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.6        Brazilian markets where securities are accepted for trading

18.6    Indicate the Brazilian markets in which the issuer's securities are accepted for trading:

Our Units are traded on Level 2 of BM&FBOVESPA.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.7        Information on class and kind of securities accepted for trading in foreign markets

18.7    For each class and kind of securities accepted for trading in foreign markets, please detail:

a.     country

b.

The Units are traded abroad at NYSE in the form of ADS (BSBR).

b. market

The ADSs may be traded on the North American (US) market or in other markets via NYSE.

c. agency ruling the market where the securities are accepted for trading

The ruling agencies are the SEC, an agency with powers similar to those of the CVM in Brazil, and the NYSE.

d. date of acceptance for trading

The issuance date of ADS was the same as the Global Offering date, i.e., October 7, 2009.

e. indicate the trading segment, if any

The trading segment is the ADS Level III.

f. start date of listing on the trading segment

The start date of listing was the same as the issue date of ADS, i.e., October 7, 2009.

g. percentage of trading volume abroad in relation to total trading volume of each class and kind in the last year

Shares negotiated – 4Q12	Average volume	Higher	Lower
	Neg. 1	Price	Price
Common Shares – SANB3 BR	R$ 107.619	R$ 0.16	R$ 0.13
Preferred Shares – SANB4 BR	R$ 116.618	R$ 0.15	R$ 0.13
Units in Brazil – SANB11 BR (A)	R$ 35,624,621	R$ 15.48	R$ 13.59
ADS abroad – BSBR EUA (B)	R$ 74,860,260	R$ 15.55	R$ 13.56
Percentage: B (A+B) 72.20%	67.76%

1 Average volume of daily values traded.

h. proportion of depositary receipts abroad in respect of each class and kind of shares, if any

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.7        Information on class and kind of securities accepted for trading in foreign markets

Each ADS traded abroad is composed of 1 Unit of Santander Brazil.

i. depositary bank, if any

The depositary bank of ADS is JPMorgan Chase Bank, N.A.

j. custodian bank, if any

The custodian bank in Brazil of shares supporting ADS is Santander Brazil.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.8        Public Offerings of distribution by the issuer or third parties, including controlling, controlled and affiliated companies, in connection with securities of the issuer

18.8    Describe any public offerings of distribution by the issuer or third parties, including controlling, controlled and affiliated companies, in connection with securities of the issuer:

The issuer did not make public offerings of shares in the last three fiscal years.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.9        Description of public offerings of acquisition by the issuer for shares issued by third parties

18.9    Describe any public offerings of acquisition by the issuer for shares issued by third parties:

Santander Brazil did not make, in the last three fiscal years, any public offerings of acquisition of shares issued by third parties.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10     Other relevant information

Item 18.10

Please find below information on other securities issued abroad (not characterized as securities).

(I) a. bond identification: Securitization MT 100(1) – SPC

(A)       Securitization - Series 2008-1

(B)       Securitization - Series 2008-2

(C)       Securitization - Series 2009-1

(D)       Securitization - Series 2009-2

(E)       Securitization - Series 2010-1

(F)        Securitization - Series 2011-1

(G)       Securitization - Series 2011-2

(1) Prospective obligation arising from the sale of the right to receive payment orders for future flow receivables from designated depository banks. Santander Brazil sold its right to receive to a special purpose company, or SPC, called Brazil Diversified Payment Rights Company, incorporated under the laws of Cayman Islands, with the following purposes: (i) issuance and sale of securities in the international market; (ii) use of proceeds from the issuance of securities for purchase, with Santander Brazil, of rights to payment orders issued to any branch of Santander Brazil (except for branches located in Brazil); (iii) payments of principal and interest on securities and other payments payable under the issuance agreements of these bonds. The securities issued under the securitization program do not represent a direct obligation (or beneficial interests) of Santander Brazil. The SPC states that it has no assets or liabilities other than the relevant rights and obligations from the issuance agreements of securities. Santander Brazil does not control, is not a shareholder of, and does not share the results of, the SPC. The obligations from the securities issued are paid by the SPC with funds accumulated in their account under the aforementioned receipt of payment orders of future flow.

(I) b. amount

(A)       1 note in the amount of USD 102,236,640.00; minimum amount of USD 100,000.00 and USD 1,000.00 increments;

(B)       1 note in the amount of USD 300,000,000.00 and 1 note in the amount of USD 100,000,000.00; minimum amount of USD 100,000.00 and USD 1,000.00 increments;

(C)       1 note in the amount of USD 33,855,318.00; minimum amount of USD 100,000.00 and USD 1,000.00 increments

(D)       1 note in the amount of USD 28,200,000.00; 1 note in the amount of USD 10,800,000.00; 1 note in the amount of USD 6,000,000.00;1 note in the amount of USD 5,000,000.00; minimum amount of USD 100,000.00 and USD 1,000.00 increments;

(E)       2 notes in the amount of USD 125,000,000.00; minimum amount of USD 100,000.00 and USD 1,000.00 increments;

(F)        1 note in the amount of USD 100,000,000.00; minimum amount of USD 100,000.00 and USD 1,000.00 increments;

(G)       1 note in the amount of USD 150,000,000.00; minimum amount of USD 100,000.00 and USD 1,000.00 increments.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10     Other relevant information

(I) c. value

(A)       USD 102,236,640.00 (one hundred and two million, two hundred thirty-six thousand six hundred and forty US dollars)

(B)       USD 400,000,000.00 (four hundred million US dollars)

(C)       USD 33,855,318.00 (thirty-three million, eight hundred fifty-five thousand three hundred and eighteen US dollars)

(D)       USD 50,000,000.00 (fifty million US dollars)

(E)       USD 250,000,000.00 (two hundred and fifty million US dollars)

(F)        USD 100,000,000.00 (one hundred million US dollars)

(G)       USD 150,000,000.00 (one hundred and fifty million US dollars)

(I) d. date of issue

(A)       May 6, 2008

(B)       August 27, 2008

(C)       August 20, 2009

(D)         August 20, 2009

(E)          December 28, 2010

(F)          May 6, 2011

(G)         May 6, 2011

(I) e. handling restrictions

Bonds relating to securitization were not registered with SEC and therefore may not be offered or sold in the United States or to Americans, unless the offer or sale is made in accordance with the exceptions set forth in the Securities Act and applicable regulations. Accordingly, the bonds can only be purchased by qualified institutional buyers as defined in Rule 144-A of the Securities Act, or by non-Americans outside the United States, according to Regulation S under the Securities Act.

(H)   f. convertibility of shares or right to subscribe or purchase shares of the issuer, detailing:

(I)

(i)   conditions: are not provided for in bonds on securitization: (i) conditions of convertibility into shares or (ii) right to subscribe or purchase shares of Santander Brazil.

(ii)  effects on capital stock: not provided for in bonds on securitization: (i) conditions of convertibility into shares or (ii) right to subscribe or purchase shares of Santander Brazil and, therefore, no effect on capital stock.

(I) g. possible redemption, indicating:

(i) events of redemption:

Optional Redemption: Since there is no early amortization period with respect to any security issued under the Securitization program, Santander Brazil may require, at any time, upon irrevocable 30-day prior written notice to the SPC and the trustee, full or partial redemption of the securities of any series of Securitization before the expected date of final payment at the Redemption Price of such securities.

Furthermore, with respect only to Series 2008-2, despite the hypothesis of optional redemption described above, if (a) at the time of notice, the base rate applicable to Series 2008-2 is 0.05% pa above the average LIBOR of six months announced by the British Bankers Association in the same period, and (b) the prepayment is made on the payment date after such notice, then, such notice shall be sent by Santander Brazil to the trustee no later than four business days before the redemption.

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With respect only to securitizations Series 2010-1 and Series 2008-2 and notwithstanding the possibility of optional redemption mentioned above, if the amount paid by Santander Brazil to holders of securities of Series 2010-1 and 2008-2, as compensation, due to Regulatory Changes, as defined below, exceed USD 500,000.00 (five hundred thousand US dollars), Santander Brazil shall have the right, but not the obligation, upon 30-day prior written notice, of buying the securities of the series in question held by the holders affected by the Regulatory Changes (“Affected Parties”), and such purchase will be without recourse by the Affected Parties.

“Regulatory Changes” shall mean any changes in applicable laws or accounting principles (or interpretations) related to increased taxes, fees or charges due, the requirement of any reserve, deposit or additional capital as a result of credit or investment allocated, change in rate or how the Federal Deposit Insurance Corporation (or similar entity) evaluates the insurance premiums or deposit or similar charges, or any other change affecting the holders of bonds in Series 2010-1 or 2008-2, as applicable, or their obligations or rights in such securities, and which have the effect of (i) increased costs of the bondholders of Series 2010-1 or 2008-2, as applicable, (ii) reduction of the amount to be received with respect to securities of series 2010-1 or 2008-2, as applicable, or (iii) reduction in the rate of return on capital invested in the securities of series 2010-1 or 2008-2, as applicable.

Mandatory Redemption: In the event of any of the “Early Maturity Events” and “Other Early Maturity Events” described below, the securities must be subject to mandatory redemption, in whole but not in part, at the request of the SPC, for payment by Santander Brazil of the redemption price corresponding to each series.

(ii) formula for calculating the redemption amount:

“Redemption Price” of securitization bonds, on any determination date, shall mean an amount in US dollars equal to the sum of: (a) the remainder of the series (or, in the case of partial redemption, the proportion to be redeemed); (b) the accrued and unpaid interest (if any) on the principal redeemed, excluding the redemption date; (c) all other additional values unpaid related to securities of the series in question; (d) Reparation Premium (as defined below) (if any) of the securities in the series in question (or, in the case of partial redemption, the proportion to be redeemed) calculated on the redemption date; and (e) all other amounts then due and payable in respect of securities of the series in question under the documentation (including any amount identified in the applicable Indenture Supplement to be included in the redemption price with respect to such series).

Moreover, with respect to Series 2010-1, Series 2009-1 and Series 2008-2, despite the payment of the Redemption Price above, Santander Brazil must indemnify the holders of the costs, expenses and losses (except losses from estimated profits) which such holders have incurred as a result of any early redemption of the balance of the series on a date other than the payment date of principal or interest on Series 2009-1 and Series 2008-2. For purposes of calculating amounts due, it must be considered that each holder of Series 2009-1 and Series 2008-2 financed investment in the securities of this series by redeeming a corresponding deposit or by obtaining loans in the London interbank market to a comparable value and during a similar period, even if such investment was not in fact so funded.

For purposes of the foregoing:

“Additional Amounts” shall mean any present or future taxes, fees, charges, or other governmental charges of any kind, applied, collected or held by or on behalf of any taxing authority, unless the tax authority requires that such values are withheld or subsequently discounted, then Santander Brazil (subject to certain customary exceptions) must pay to the trustee (in favor of the beneficiary in question), the additional amounts.

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“Reparation Premium” will be equal to the difference (but not less than zero) between: (i) the present value (composed on a semiannual basis) to date, of future cash flows of principal and interest of the bonds of the series at issue (or part thereof) to be redeemed, discounted at an annual rate equal to the yield of sale (most recently published in the New York edition of The Wall Street Journal) of U.S. Treasury bonds, with closest maturity date of the weighted average remaining lifespan of the bonds in the series in question, calculated at the time of redemption, plus 0.50% per annum, and (ii) the accrued principal of bonds in the series in question (or part thereof) to be redeemed (or paid in advance).

As noted above in Optional Redemption, any Optional Redemption in any amount less than the outstanding balance of the bonds in the series in question will be applied on a pro rata basis to each value of semi-annual amortization of the remaining bonds in the series in question, and the Reparation Premium will be determined after such application being considered. This Reparation Premium does not apply to Series 2008-2, Series 2009-1 and Series 2010-1.

(I) h. when securities are debt bonds, indicate, where applicable:

(i) maturity, including conditions for early maturity:

(A)    March 20, 2015

(B)    September 20, 2017

(C)    September 20, 2014

(D)    September 20, 2019

(E)    March 20, 2016

(F)     March 20, 2018

(G)    20 March 2016

Early Amortization Events shall mean the occurrence of any event below:

                      a)    subject to the right of Santander Brazil to fund the coverage reserve account, any failure to comply with any test coverage of debt service of any bond issued under the securitization program;

                      b)    if the SPC fails to make any payment, transfer or deposit required under any transaction documents, applicable to bonds in the series in question and, except with respect to payments of any scheduled principal and accrued interest on the bonds of the series in question (for which there is no applicable grace period), such default of payment, transfer or deposit persists for at least five business days in New York after the date on which such payment, transfer or deposit should have been made (provided that any withdrawals from the coverage reserve account in order to make a payment of the bonds in the series in question shall constitute noncompliance by the SPC)

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                      c)    in case of early amortization period related to any other series;

                      d)    during two consecutive Reporting Periods, the value of collections by depositary banks appointed for such periods is less than 50% of total collections in the same periods;

                      e)    in case it has been issued against the SPC by a competent court a final judgment, decree or order from which no appeal may be filed, demanding payment of amount exceeding USD 50,000.00 (to the extent not covered by insurance) or its equivalent in other currencies, and 30 days have elapsed since the date of such judgment, decree or order, without such judgment, decree or order having been completed or suspended;

                      f)     if during any Reporting Period any depository bank appointed presents a claim against Santander Brazil, SPC, the trustee or any affiliate of such persons, in respect of collections, and the aggregate value of all the unanswered claims exceed 5% of total collections in such Reporting Period, for at least five business days after what occurs first as between: (i) an authorized officer of Santander Brazil has actual knowledge of the fact; or (ii) the date on which Santander Brazil is informed of the fact by the trustee, the SPC or any guarantor, if any;

                      g)    if in any Reporting Period: (i) the value of collections denominated in Euros during such period exceeds 40% of the value of collections for that period; and (ii) the debt service coverage rate for such period is less than 10:1x;

                      h)    if in any Reporting Period: (i) the amount of collections with respect to payment orders that must be paid to beneficiaries outside Brazil in currencies other than BRL during that period is 30% higher than the amount of collections during such Reporting Period; and (ii) the debt service coverage rate for such period is less than 9:1x; or

                       i)     the occurrence of any early maturity events.

Notwithstanding the foregoing, an event referred to in clause (b) for a period of five business days after the applicable grace period, if any, will not be an early amortization event, if such delay or failure could not be avoided by the exercise of reasonable diligence of the SPC, and if such delay or failure is caused by Acts of God, riot, war, terrorism, epidemic, flood, weather, landslide, fire, earthquake or similar causes. However, the preceding sentence does not relieve the SPC from using its best efforts to fulfill its obligations promptly and in accordance with the bonds transaction documents.

For purposes of the foregoing:

“Reporting Period” shall mean any period of three consecutive months beginning in September and ending in November of that year, or that starts in December and ends in February next year, or which begins in March and ends in May of the same year, or which begins in June and ends in August of the same year.

Early Maturity Events (“Defaults”) shall mean the occurrence of any event below:

(a)   (i) the SPC or Santander Brazil (including any branch) initiate a voluntary act, proceeding or other action: (A) under any applicable law of any jurisdiction, whether domestic or foreign, relating to bankruptcy, insolvency, reorganization, suspension of payments or release of debtors, in respect of such acts or for the purpose of declaring it bankrupt or insolvent, or seeking reorganization, composition with creditors, composition, liquidation, dissolution, debt renegotiation or other relief with respect to it or its debts; or (B) seeking appointment of a receiver, administrator, liquidator, custodian, intervenor or other similar authority for itself or any substantial part of its property, or make a general assignment for the benefit of its creditors; (ii) an involuntary act, proceeding or action of the

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kind referred to in item (i) will be initiated against Santander Brazil or against the SPC and that (A) results in an order of pardon or court order or appointment or (B) remains in force, undischarged or disconnected for a period of at least 90 days; (iii) an involuntary act, proceeding or other action will be initiated against Santander Brazil or the SPC to plead a warrant of attachment, execution, retention of property or similar process against any substantial part of the assets of the SPC or Santander Brazil, and will result in the issuance of an order for any debt forgiveness, and remain in full effect, pending appeal for 90 days from their utterance; (iv) it is initiated against Santander Brazil any intervention processes in accordance with any applicable laws or regulatory banking standards, or insolvency laws or regulations in force in Brazil or the United States (in each case including any political subdivision of such country); (v) Santander Brazil or the SPC will admit in writing their inability to pay their debts when due or; (vi) Santander Brazil or the SPC will make a general assignment for the benefit of their creditors;

(b)   it has been issued against Santander Brazil, by a competent court, a final judgment, decree or order from which no appeal may be filed, to make a payment in cash in excess of USD 25,000,000.00 (in each case, to the extent not covered by insurance) or its equivalent in another currency, and 30 days have elapsed since the date of maturity of such payment, unless it has been satisfied or suspended;

(c)    a default by the payment order flow manager (since Santander Brazil or its affiliate is such manager) has occurred and caused a material adverse effect;

(d)   the SPC, any trustee who is a holder of securities on behalf of the holders of certificates and has issued a series of certificates, or Santander Brazil, has become or will become subject to regulation such as the “US Investment Company Act” and subsequent amendments, provided that such an event is related to any trustee is in default only in relation to the series in question;

(e)   (i) Santander Brazil will default (as principal or guarantor or surety) in the payment of any principal or interest on any outstanding indebtedness in the principal amount of at least USD 25,000,000.00 as a whole (or its equivalent in another currency), and such default continues for a period exceeding the applicable grace period; or (ii) any other event occurs or any condition starts existing in relation to any debt by loan resulting in (or allow any person to require) early maturity of such indebtedness;

(f)    any permit, license, consent, registration or approval required in Brazil, the Cayman Islands or the United States, or under the laws of such countries: (i) to allow Santander Brazil lawfully entering into and performing its obligations under the transaction documents (individually and/or as an manager); (ii) to allow the SPC to fulfill its obligations under the transaction documents or exercising other rights granted to the SPC in the transaction documents; or (iii) to ensure the legality, validity, enforceability or admissibility in evidence in Brazil of the Origination Agreement and/or any Deed of Sale in the event of no longer being in full force and effect, in all circumstances, for at least 30 days, the effect of which would be a material adverse effect (it being understood that no notice or  consent of custodian banks that are not designated depositary banks shall be given or obtained, and that this shall not constitute a default, and it being also understood that certain approvals from the Central Bank, referring to any foreign currency payments made by Santander Brazil from Brazil may be required, and that there can be no assurance that such approval will be obtained);

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(g)   a governmental authority in Brazil, the Cayman Islands or the United States adopts any legislative or judicial act or other measure that interferes in the transaction documents and/or prevents Santander Brazil (including any of its branches or offices) from performing business, processing operations or Diversified Payment Rights, as defined below, or a substantial part thereof, and such interference will cause a material adverse effect;

(h)   a banking moratorium is declared in Brazil, or any action will be taken by the Brazilian government, in each case preventing Santander Brazil from meeting its obligations under any Transaction Document (including affecting the sale of its Diversified Payment Rights, as defined below) so as to have a material adverse effect;

(i)     any litigation or administrative proceedings may be instituted against Santander Brazil (including any of its branches or offices) or against the SPC, with reasonable grounds, which, if successful, would cause a material adverse effect;

(j)     any representation or warranty by Santander Brazil (except in its role as manager) or by the SPC in any Transaction Document to which it is a party, is untrue or incorrect in any way at the time it was made, and such untrue or incorrect statement (or the specific circumstances that made such a statement untrue or incorrect) will cause a material adverse effect;

(k)    except for payment, money transfer or deposit, Santander Brazil (except in its role as manager) or the SPC fail to comply with or observe any agreement or covenant contained in the transaction documents, a noncompliance which: (i) will have a material adverse effect; (ii) persists for at least 15 days after the first to occur: (A) an authorized officer of Santander Brazil or the SPC, as applicable, becomes aware of such breach; or (B) the delivery to Santander Brazil or the SPC, as applicable, of written notice of such breach by the SPC, the trustee, any guarantor or any investor;

(l)     the SPC fails to have valid participation, pursuant to all applicable laws in all or any part of the Diversified Payment Rights, as defined below, subject only to the lien of the trustee and the obligations of taxes, assessments or other governmental charges owed by the SPC and not yet due and payable;

(m)  the trustee ceases to have a first degree guarantee pursuant to all applicable laws, for all or any part of the collateral free and clear of all liens except liens for taxes, assessments or other governmental charges owed by SPC and not yet due and payable;

(n)   Santander Brazil wishes to sell, assign, convey or otherwise dispose of or grant lien on all or any part of the Diversified Payment Rights, as defined below, to any person other than the SPC;

(o)   any of the transaction documents cease to be in full force and effect, notwithstanding the fact that a document with respect to the transaction referring only to one or more series (such as any guarantee of such series) will be a default only with respect to such series;

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(p)   Santander Brazil (except in its role as manager) fails to make any payment, transfer or deposit required under the transaction documents (including payment of additional amounts, unless they are paid when due under the collection) and such failure continues for at least five business days (or one day, in the case of collection deposit at relevant accounts) after the date on which such payment, transfer or deposit must be made;

(q)   any unlawful operation of Santander Brazil (including any of its branches or offices) or the SPC in any jurisdiction that would cause a material adverse effect; or

(r)    without prejudice to clause (o) above, a default will occur with respect to any series where the payment of the redemption price of such series has been applied for.

Notwithstanding the foregoing, an event referred to in subsection (k) for a period of 15 days after the applicable grace period, or in subsections (e) and (p) for a period of five business days after the applicable grace period, shall not constitute Default if such delay or failure could not have been avoided by the exercise of reasonable diligence of Santander Brazil, and such delay or failure is caused by unforeseeable circumstances, riot, war, terrorism, epidemic, flood, weather, landslide, fire, earthquake or similar causes. However, the preceding sentence does not relieve Santander Brazil from using its best efforts to fulfill its obligations promptly and in accordance with the transaction documents.

Early Maturity Events (“Defaults”) applicable to Securitization of Series 2010-1 and Securitization of Series 2008-2: With respect only to series 2010-1 and 2008-2, in addition to such events of early maturity as listed above, the following events also apply:

(a)Change of Control: in the event of change of control of the bank as defined in the respective agreements.

(b)If Santander Brazil performs any merger or consolidation with any other entity, unless, prior to such event, the rating agency notifies the trustee in writing that such merger, consolidation, sale, assignment or transfer of assets will not result in withdrawal or reduction of the rating by the agency hired for series 2010-1 or 2008-2, as applicable, to a rating below the highest of: (i) the lesser of (A) the current rating of Series 2008-2 immediately before the transaction and (B) the initial rating of Series 2008-2; (ii) “Baa3”, if applicable.

In both cases (a) and (b) above, such events shall not be considered as an early maturity event if the bonds in Series 2010-1 and 2008-2 are repurchased in 3 business days of receiving notice from the trustee or holders of more than 50% of the bonds in series 2010-1 or 2008-2, as applicable.

Early Maturity Events (“Defaults”) applicable to Securitization of Series 2010-1 only: With respect only to the Securitization of Series 2010-1, besides the early maturity events listed above, the following will also apply:

(c) If, to any four consecutive Reporting Periods (as defined above), the value of collections from designated banks is less than 50% of total collections during the period, since an early maturity event must occur if the value of collections of designated banks is less than 30% of the l collections in any Reporting Period.

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In case (c) above, such event shall not be considered an early maturity event if Series 2010-1 bonds are repurchased in 3 business days of receiving notice from the trustee or the holders of more than 50% of bonds series 2010-1.

(ii) interest

(A)    6.218% per annum payable semi-annually

(B)    six-month LIBOR + 0.8% per annum payable semi-annually

(C)    six-month Libor + 2.125% per annum payable semi-annually

(D)    6.25% per annum payable semi-annually

(E)    six-month Libor + 1.49% per annum payable semi-annually

(F)     4.20% per annum payable semi-annually

(G)    six-month Libor + 1.40% per annum payable semi-annually

(iii) guarantee and, if mortgage, property description

There is no guarantee rendered as to any securities relating to securitization.

(iv) no guarantee, if the loan is unsecured or subordinate

Unsecured credit, with respect to any securities relating to securitization.

(v) any restrictions imposed to Santander Brazil in connection with:

•                distribution of dividends

There are no provisions restricting the distribution of dividends;

•                disposal of assets

The disposal of assets and subsequent merger or consolidation must adhere to the limitations set forth in the following clause:

Santander Brazil shall: (i) preserve and maintain its corporate existence; (ii) preserve and maintain all rights, franchises and privileges in the jurisdiction of its incorporation, and operations necessary to fulfill its obligations under the transaction documents; and (iii) not make any consolidation or merger with any other entity, or transmit, transfer or lease all or substantially all of its assets, whether in a single transaction or a series of related transactions, to any other person, unless, in connection with this clause:

(1)        the entity formed by such consolidation, or to which Santander Brazil is merged, or the person acquiring, through transmission, transfer or lease, all or substantially all of its assets, shall: (A) as confirmed in writing to the trustee, be incorporated and existing under the laws of any country whose foreign currency unsecured long-term debt rating granted by each rating agency granting to any series a rating, is at least as high as that of Brazil on such date; (B) as confirmed in writing to the trustee, have, on such date, foreign currency unsecured long-term debt rating granted by each rating agency that is then rating the series and publishes the rating of such debt as at least equal to whichever is lower of (x) the foreign currency unsecured long-term debt of Santander Brazil on such date and (y) “BB” (or its equivalent); (C) confirm in writing to undertake all obligations of Santander Brazil under the transaction documents; and (D) deliver to the trustee the opinion of counsel, in form and substance satisfactory to the trustee, stating that: (x) such undertaking s enough so that such agreement constitutes a legal, valid and binding obligation of such entity, enforceable against it (subject to customary exceptions relating to bankruptcy) in accordance with its terms; and (y) after such undertaking, the SPC will continue to have absolute ownership of all rights, title and interest in the Diversified Payment Rights, as defined below;

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(1)        upon the effectiveness of such an event, Santander Brazil (and/or any other person, as the case may be) will not be violating or otherwise failing to comply with any of its covenants, agreements, representations or warranties contained in the transaction documents; and

(2)        such change in ownership structure does not result in early amortization event with respect to any series.

(3)

Regarding Series 2010-1 and 2008-2, the sale of assets and subsequent merger or consolidation must respect the limitations set forth in the following clause:

Regarding Series 2010-1 and 2008-2, and the restrictions on sale of assets and subsequent merger and acquisition described above, if a change of control is made in the shareholding structure of the bank, according to the terms established in the respective contracts of the series, Santander Brazil must repurchase the notes of Series 2010-1 and 2008-2 within 3 business days from the date of receipt of notice of the trustee or the holders of more than 50% of the securities in Series 2010-1 and 2008-2.

▪  undertaking new debts

The issue of other securities through the SPC is only permitted:

On condition that no early amortization event (or any event that would be an early amortization event with the expiration of any grace period, delivery of notification, or both) occurring or to occur before or immediately after the entry into force of such issue, then Santander Brazil may periodically ask for the SPC to issue additional securities pari passu or subordinated to Dollar, Euro, British Pound, Swiss Franc or Yen or any other currency, provided that: (a) each rating agency has warned in writing to the trustee that the proposed issuance of additional series will not result in withdrawal or reduction of the rating (without considering any warranties applicable to the series) granted to bonds in the series in question, or any other outstanding series, to a rating below the greater between (i) the lower of (A) current rating of the bonds granted by rating agencies (prior to the effectiveness of such proposed issuance) and (B) the initial ratings of the bonds granted by rating agencies; and (ii) “BBB-” rating (by S&P or Fitch) and “Baa3” rating (by Moody's); and (b) the Debt Service Pro Forma Index, as defined below, after the effectiveness of such issuance, shall not be less than (i) with respect to issuance of additional preferred bond, 10:1x, and (ii) with respect to issuance of a additional subordinated bond, 8:1x. The SPC can not issue additional bonds without receiving a written request from Santander Brazil.

“Debt Service Pro Forma Index” shall mean the quotient of (a) the average amount of collections from designated banks during the last four complete Reporting Periods (after excluding the Reporting Period which recorded the largest amount of collections of designated banks) that precede (or expire on) such date; and (b) half of the Debt Service six-month threshold, as defined below, scheduled to be paid on any payment date after such four Reporting Periods. With respect to: (i) any additional series expected to be issued, the amount of the scheduled semi-annual amortization and initial interest rate expected (plus 1% per annum if such series has a floating interest rate), and (ii) any other series that has a floating interest rate, the interest rate then applicable plus 1% per annum will be used to calculate the Debt Service six-month threshold, as defined below, to be used in calculating the Debt Service Pro Forma Index, as defined above.

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“Debt Service six-month threshold” means, on any determination date, the greater sum of:

(a)the amounts of accrued semiannual amortization of each outstanding series, scheduled to be paid on any payment date on such determination date, or after it, added

(b)the aggregate amount of interest scheduled to be paid on each outstanding series on such payment date (calculated for each series as the product of (i) (x) for determining compliance with requirements relating to “additional issuing”, the greater of (A) the interest rate or (B) with respect to any series that is subject to a hedge contract, during the effective term of such hedge contract, the interest rate applicable to such hedge contract plus the applicable margin for the series, which corresponds to such series in effect on such determination date, and (y) for calculating the Debt Service Coverage Ratio, (A) while any hedge contract is in effect, the sum of the applicable interest rate applicable to the hedge contract and the applicable margin for the series with respect to such contract or (B) if no hedge contract is in force, the higher interest rate in effect with respect to such series, on such determination date or prior thereto, (ii) the Series Balance (as defined in subsection g.ii.1 above) of such series scheduled to be in effect on such payment date prior to the payment of scheduled principal to be paid on such payment date and (iii) the number of days in the applicable interest period (with respect to fixed interest rates, based on a 30-day month) divided by 360, added

(c) the aggregate amount of all premiums or other fees payable in relation to each guarantee (if any) on such payment date and during the interest period then ended.

•         issuing new bonds

Securitization: There is no restriction on the issuance of new securities.

(vi) the trustee, indicating the main terms of the contract

The Bank of New York Mellon

The Indenture, a document concluded between the SPC and the trustee (“Indenture”), governing various rights and obligations of the parties with respect to the issuance of securities, such as definitions of terms used, general and specific characteristics of the securities, restrictions on resale of the securities, commitments undertaken by Santander Brazil, definition of events of default (default) and settlement tools, the rights of holders of securities, amendments to the contract, among others, where the most relevant terms contained in the Indenture are described under subsection 18.5 hereof.

(I) i. conditions for changing the rights assured under such securities

Situations where changes are allowed in the Indenture without the consent of the bondholders:

(a)        to convey, transfer, assign, mortgage or pledge any property or assets to the trustee, add to the SPC covenants, or surrender, any rights or powers herein granted to the SPC;

(b)        specify any further provisions relating to matters or issues arising out of the Indenture, the bonds or any Indenture Supplement as the SPC and the trustee may deem necessary or appropriate, and that are not inconsistent with the provisions hereof, and which will not adversely affect the interests of any secured party; provided that the opinion of a lawyer must be addressed and delivered to the trustee stating that such Indenture Supplement: (i) does not adversely affect the interests of the secured parties; (ii) will not cause any security to be treated as debt for purposes of federal income tax in the United States; and (iii) will not increase the authority of the trustee without the consent of the bondholders; and

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(c)        establish the terms of any additional series allowed to be issued, provided that no Indenture Supplement must modify the provisions of the Indenture (or a Indenture Supplement) applicable to any bonds (or series of securities).

The trustee is hereby authorized to follow up the conclusion of such Indenture Supplement, make any other appropriate agreements and stipulations that may be included therein, and accept the convey, transfer, assignment, mortgage or pledge of any property under such deed. A copy of any such Indenture Supplement shall be immediately delivered by the trustee to each rating agency.

Situations where changes are allowed in the Indenture with the consent of most bondholders:

Only with the written consent of most bondholders, the SPC and the Trustee may (with the written consent of Santander Brazil), from time to time and at any time, enter into a Indenture Supplement with the purpose of adding any provisions to, or anyhow modify or eliminate any of the provisions of the Indenture, of any security (or series of securities), or of any Indenture Supplement, or anyhow modify the rights of the parties secured accordingly; except that, for any changes in any security (or series of securities) or Indenture Supplement related to the same, we only need the consent of the relevant parent, the SPC, the trustee and Santander Brazil. Upon request of the SPC, attached to copy of the Indenture Supplement, and upon presentation to the Trustee of evidence of the consent of most bondholders, as required therein, the trustee will follow the SPC in signing such Indenture Supplement.

Notwithstanding anything to the contrary in the preceding paragraph, no such change in the Indenture, any security or any Indenture Supplement shall, without the consent of each bondholder of each series adversely affected:

(a)        reduce in any manner the amount of, or delay the timing of any distributions that are required to be made hereunder on any security (or series of securities) or change any payment date of any security (or series of securities), or change the place of payment where, or the currency in which, such security (or series of securities) is payable, or impair the right of the trustee to take legal action to enforce any such payment or distribution;

(b)        permit the sale of the guarantee or any part thereof;

(c)        reduce the percentage of the total balance of such series, unless required by such amendment, or reduce such percentage required in terms of any waiver or instruction under the Indenture;

(d)        modify the Indenture Supplements enactment clause, without the consent of guarantors, or the provisions of this clause; or

(e)        significantly increase the discretionary power of the trustee.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

A copy of any Indenture Supplement shall be delivered without delay by the trustee to each rating agency.

In the event that, in the reasonable opinion of the trustee, any document required to be signed by the trustee pursuant to such changes as described in the former clauses, is liable to adversely affect any interest, right, duty, immunity or indemnity in favor of the trustee, according to the Indenture or any Indenture Supplement, then, the trustee may, at its sole discretion, refuse to sign such document.

(I) j. Other relevant features

Securitization is a program of sale of rights to receive payment orders (“Diversified Payment Rights”), the terms and conditions of which are stipulated in the Bill of Sale executed by and between Santander Brazil and the SPC. Such sale is conducted and governed under Brazilian jurisdiction. The SPC issues the securities in the international market so that the proceeds from the sale of securities are used by the SPC to pay the amounts corresponding to the purchase price of the Diversified Payment Rights to Santander Brazil.

(II) a. identification of bonds Global Medium Term Note (GMTN)

(A) Series 60 – CREDIT LINKED NOTE of BRL 30,000,000.00 maturing in 2017

(B) Series 89 - FIXED RATE NOTE of EUR 2,990,789.00 maturing in 2013

(C) Series 96 - BONUS SENIOR UNSECURED of USD 850,000,000.00 maturing in 2015

(D) Series 129 - BONUS SENIOR UNSECURED of USD 850,000,000.00 maturing in 2016

(E) Series 137 - BONUS SENIOR UNSECURED of USD 1,200,000,000.00 maturing in 2014

(F) Series 140 - FIXED RATE NOTE of USD 1,500,000.00 maturing in 2013

(G) Series 152 - BONUS SENIOR UNSECURED of CHF 150,000,000.00 maturing in 2014

(H) Series 153 - FIXED RATE NOTE of USD 2,000,000.00 maturing in 2013

(I) Series 192 - BONUS SENIOR UNSECURED of USD 1,350,000,000.00 maturing in 2017

(J) Series 197 - ZERO COUPON NOTE of USD 1,050,000,000.00 maturing in 2013

(K) Series 206 - BONUS SENIOR UNSECURED of CHF 150,000,000.00 maturing in 2016

(L) Series 207 - BONUS SENIOR UNSECURED of CLP 21,049,238,320.00 maturing in 2016

(M) Series 220 - ZERO COUPON NOTE of USD 1,120,000.00 maturing in 2013

(N) Series 224 - ZERO COUPON NOTE of USD 1,565,000.00 maturing in 2013

(O) Series 225 - ZERO COUPON NOTE of USD 1,633,000.00 maturing in 2013

(P) Series 227 - ZERO COUPON NOTE of USD 1,660,000.00 maturing in 2013

(Q) Series 229 - ZERO COUPON NOTE of USD 1,698,000.00 maturing in 2013

(R) Series 230 - ZERO COUPON NOTE of USD 3,172,000.00 maturing in 2013

(S) Series 232 - ZERO COUPON NOTE of USD 3,875,000.00 maturing in 2013

(T) Series 234 - FIXED RATE NOTE of USD 15,900,000.00 maturing in 2013

(U) Series 235 - FIXED RATE NOTE of USD 19,200,000.00 maturing in 2013

(V) Series 237 - ZERO COUPON NOTE of USD 1,000,000.00 maturing in 2013

(W) Series 238 - ZERO COUPON NOTE of USD 2,419,000.00 maturing in 2013

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(X) Series 240 - FIXED RATE NOTE of USD 16,500,000.00 maturing in 2013

(Y) Series 241 - FIXED RATE NOTE of USD 9.400,000.00 maturing in 2013

(Z) Series 242 - FIXED RATE NOTE of USD 37,000,000.00 maturing in 2013

(AA) Series 243 - FIXED RATE NOTE of USD 35,800,000.00 maturing in 2013

(AB) Series 244 - FIXED RATE NOTE of USD 8,000,000.00 maturing in 2013

(AC) Series 245 - FIXED RATE NOTE of USD 75,400,000.00 maturing in 2013

(AD) Series 246 - FIXED RATE NOTE of USD 78,000,000.00 maturing in 2013

(AE) Series 247 - FIXED RATE NOTE of USD 27,940,000.00 maturing in 2013

(AF) Series 248 - FIXED RATE NOTE of USD 35,000,000.00 maturing in 2013

(AG) Series 249 - FIXED RATE NOTE of USD 22,500,000.00 maturing in 2013

(AH) Series 250 - FIXED RATE NOTE of USD 10,700,000.00 maturing in 2013

(AI) Series 251 - FIXED RATE NOTE of USD 3,590,000.00 maturing in 2013

(AJ) Series 252 - FIXED RATE NOTE of USD 25,000,000.00 maturing in 2013

(AK) Series 253 - FIXED RATE NOTE of USD 60,000,000.00 maturing in 2013

(AL) Series 254 - FIXED RATE NOTE of USD 5,780,000.00 maturing in 2013

(AM) Series 255 - FIXED RATE NOTE of USD 20,000,000.00 maturing in 2013

(AN) Series 256 - FIXED RATE NOTE of USD 15,000,000.00 maturing in 2013

(AO) Series 257 - FIXED RATE NOTE of USD 10,000,000.00 maturing in 2013

(AP) Series 258 - FIXED RATE NOTE of USD 54,500,000.00 maturing in 2013

(AQ) Series 259 - FIXED RATE NOTE of USD 21,500,000.00 maturing in 2013

(AR) Series 260 - ZERO COUPON NOTE of USD 2,200,000.00 maturing in 2013

(AS) Series 261 - ZERO COUPON NOTE of USD 2,127,000.00 maturing in 2013

(AT) Series 262 - FIXED RATE NOTE of USD 32,000,000.00 maturing in 2013

(AU) Series 263 - FIXED RATE NOTE of USD 17,130,000.00 maturing in 2013

(AV) Series 264 - FIXED RATE NOTE of USD 10,540,000.00 maturing in 2013

(AW) Series 265 - FIXED RATE NOTE of USD 8,660,000.00 maturing in 2013

(AX) Series 266 - FIXED RATE NOTE of USD 14,000,000.00 maturing in 2013

(AY) Series 267 - FIXED RATE NOTE of USD 3,400,000.00 maturing in 2013

(AZ) Series 268 - ZERO COUPON NOTE of USD 3,000,000.00 maturing in 2013

(BA) Series 269 - ZERO COUPON NOTE of USD 8,300,000.00 maturing in 2013

(BB) Series 270 - FIXED RATE NOTE of USD 11,550,000.00 maturing in 2013

(BC) Series 271 - FIXED RATE NOTE of USD 17,700,000.00 maturing in 2013

(BD) Series 272 - ZERO COUPON NOTE of USD 1,021,000.00 maturing in 2013

(BE) Series 273 - FIXED RATE NOTE of USD 22,500,000.00 maturing in 2013

(BF) Series 274 - FIXED RATE NOTE of USD 3,500,000.00 maturing in 2013

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(BG) Series 275 - FIXED RATE NOTE of USD 15,800,000.00 maturing in 2013

(BH) Series 276 - FIXED RATE NOTE of USD 20,000,000.00 maturing in 2013

(BI) Series 277 - ZERO COUPON NOTE of USD 1,875,000.00 maturing in 2013

(BJ) Series 278 - ZERO COUPON NOTE of USD 4,035,000.00 maturing in 2013

(BK) Series 279 - ZERO COUPON NOTE of USD 1,590,000.00 maturing in 2013

(BL) Series 281 - FIXED RATE NOTE of USD 16,730,000.00 maturing in 2013

(BM) Series 282 - FIXED RATE NOTE of USD 14,060,000.00 maturing in 2013

(BN) Series 280 - FIXED RATE NOTE of USD 11,800,000.00 maturing in 2013

(BO) Series 283 - ZERO COUPON NOTE of USD 1,000,000.00 maturing in 2013

(BP) Series 284 - FIXED RATE NOTE of USD 3,683,000.00 maturing in 2013

(BQ) Series 285 - FIXED RATE NOTE of USD 10,000,000.00 maturing in 2013

(BR) Series 286 - FIXED RATE NOTE of USD 10,560,000.00 maturing in 2013

(BS) Series 287 - FIXED RATE NOTE of USD 11,960,000.00 maturing in 2013

(BT) Series 288 - FIXED RATE NOTE of USD 29,400,000.00 maturing in 2013

(BU) Series 289 - ZERO COUPON NOTE of USD 3,200,000.00 maturing in 2013

(BV) Series 290 - ZERO COUPON NOTE of USD 2,075,000.00 maturing in 2013

(BW) Series 295 - FIXED RATE NOTE of USD 6,500,000.00 maturing in 2013

(BX) Series 291 - FIXED RATE NOTE of USD 26,700,000.00 maturing in 2013

(BY) Series 292 - FIXED RATE NOTE of USD 13,600,000.00 maturing in 2013

(BZ) Series 293 - FIXED RATE NOTE of USD 44,600,000.00 maturing in 2013

(CA) Series 294 - FIXED RATE NOTE of USD 21,800,000.00 maturing in 2013

(CB) Series 296 - ZERO COUPON NOTE of USD 2,050,000.00 maturing in 2013

(CC) Series 297 - FIXED RATE NOTE of USD 57,500,000.00 maturing in 2013

(CD) Series 298 - FIXED RATE NOTE of USD 26,400,000.00 maturing in 2013

(CE) Series 299 - FIXED RATE NOTE of USD 20,800,000.00 maturing in 2013

(CF) Series 300 - ZERO COUPON NOTE of USD 3,887,000.00 maturing in 2013

(CG) Series 301 - FIXED RATE NOTE of USD 33,500,000.00 maturing in 2013

(CH) Series 302 - FIXED RATE NOTE of USD 14,200,000.00 maturing in 2013

(CI) Series 304 - FIXED RATE NOTE of USD 14,500,000.00 maturing in 2013

(CJ) Series 305 - FIXED RATE NOTE of USD 10,200,000.00 maturing in 2013

(CK) Series 303 - FIXED RATE NOTE of CNH 150,000,000.00 maturing in 2013

(CL) Series 306 - ZERO COUPON NOTE of USD 3,000,000.00 maturing in 2013

(CM) Series 307 - FIXED RATE NOTE of USD 12,000,000.00 maturing in 2013

(CN) Series 308 - ZERO COUPON NOTE of USD 55,359,000.00 maturing in 2013

(CO) Series 309 - ZERO COUPON NOTE of USD 1,254,000.00 maturing in 2013

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(CP) Series 310 - FIXED RATE NOTE of USD 32,300,000.00 maturing in 2013

(CQ) Series 311 - FIXED RATE NOTE of USD 29,400,000.00 maturing in 2014

(CR) Series 312 - FIXED RATE NOTE of USD 30,200,000.00 maturing in 2013

(CS) Series 313 - FIXED RATE NOTE of USD 19,700,000.00 maturing in 2014

(II) b. amount

(A) 300 notes at minimum amount of R$ 100,000.00 incremented by R$ 1,000.00

(B) 1 note at minimum amount of EUR 2,990,789.00

(C) 8.500 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(D) 5,000 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(E) 8,000 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(F) 10 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(G) 30,000 notes at minimum amount of CHF 5,000.00

(H) 20 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(I) 6,000 notes at minimum amount of USD 200,000.00 incremented by USD 1,000.00

(J) 10 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(K) 30,000 notes at minimum amount of CHF 5,000.00

(L) 932 notes at minimum amount of CLP 22,565,650.00 incremented by CLP 2,256,565.00

(M) 11 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(N) 15 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(O) 16 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(P) 16 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(Q) 17 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(R) 31 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(S) 38 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(T) 106 notes at minimum amount of USD 150,000.00

(U) 128 notes at minimum amount of USD 150,000.00

(V) 10 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(W) 24 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(X) 110 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(Y) 62 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(V) 246 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AA) 238 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AB) 53 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AC) 502 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(AD) 520 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AE) 186 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AG) 150 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AH) 71 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AI) 23 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AJ) 166 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AK) 400 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AL) 38 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AM) 133 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AN) 100 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AO) 66 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AP) 363 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AQ) 143 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AR) 22 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AS) 21 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AT) 213 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AU) 114 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AV) 70 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AW) 57 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AX) 93 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AY) 22 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(AZ) 30 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BA) 55 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BB) 77 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BC) 118 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BD) 10 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BE) 150 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BF) 23 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BG) 105 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BH) 133 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BI) 18 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(BJ) 40 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(BK) 15 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(BL) 111 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(BM) 93 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BN) 78 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BO) 10 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(BP) 24 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BQ) 66 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BR) 70 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BS) 79 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BT) 196 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BU) 32 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(BV) 20 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(BW) 43 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BX) 178 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BY) 90 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(BZ) 297 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CA) 145 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CB) 20 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(CC) 575 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(CD) 176 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CE) 138 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CF) 38 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(CG) 223 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CH) 94 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CI) 96 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CJ) 68 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CK) 150 notes at minimum amount of CNH 1,000,000.00

(CL) 30 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(CM) 120 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(CN) 553 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(CO) 12 notes at minimum amount of USD 100,000.00 incremented by USD 1,000.00

(CP) 215 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CQ) 196 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CR) 201 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

(CS) 131 notes at minimum amount of USD 150,000.00 incremented by USD 1,000.00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(II) c. value

 (A) BRL 30,000,000.00 (thirty million BRL)

 (B) EUR 2,990,789.00 (two million, nine hundred and ninety thousand seven hundred and eighty nine Euros)

 (C) USD 850,000,000.00 (eight hundred and fifty million US dollars)

 (C) USD 850,000,000.00 (eight hundred and fifty million US dollars)

 (E) USD 1,200,000,000.00 (one billion two hundred million US dollars)

 (F) USD 1,500,000.00 (one billion five hundred thousand US dollars)

 (G) CHF 150,000,000.00 (hundred and fifty million Swiss francs)

 (H) USD 2,000,000.00 (two million US dollars)

 (I) USD 1,350,000,000.00 (one billion, three hundred and fifty million US dollars)

 (J) USD 1,050,000.00 (one million and fifty thousand US dollars)

 (K) CHF 150,000,000.00 (hundred and fifty million Swiss francs)

 (L) CLP 21,049,238,320.00 (twenty one billion, forty-nine million, two hundred thirty-eight thousand, three hundred and twenty Chilean pesos)

 (M) USD 1,120,000.00 (one million one hundred and twenty thousand US dollars)

 (N) USD 1,565,000.00 (one million five hundred and sixty-five thousand of US dollars)

 (O) USD 1,633,000.00 (one million six hundred and thirty-three thousand US dollars)

 (P) USD 1,660,000.00 (one million six hundred and sixty thousand US dollars)

 (Q) USD 1,698,000.00 (one million six hundred and ninety-eight thousand US dollars)

 (R) USD 3,172,000.00 (three million, one hundred and seventy-two thousand US dollars)

 (S) USD 3,875,000.00 (three million, eight hundred and seventy-five thousand US dollars)

 (T) USD 15,900,000.00 (fifteen million nine hundred thousand US dollars)

 (U) USD 19,200,000.00 (nineteen million two hundred thousand US dollars)

 (V) USD 1,000,000.00 (one million US dollars)

 (W) USD 2,419,000.00 (two million, four hundred and nineteen thousand US dollars)

 (X) USD 16,500,000.00 (sixteen million five hundred thousand US dollars)

 (Y) USD 9,400,000.00 (nine million, four hundred thousand US dollars)

 (Z) USD 37,000,000.00 (thirty-seven million US dollars)

 (AA) USD 35,800,000.00 (thirty-five million eight hundred thousand US dollars)

 (AB) USD 8,000,000.00 (eight million US dollars)

 (AC) USD 75,400,000.00 (seventy-five million four hundred thousand US dollars)

 (AD) USD 78,000,000.00 (seventy-eight million of US dollars)

 (AE) USD 27,940,000.00 (twenty-seven million, nine hundred and forty thousand US dollars)

 (AF) USD 35,000,000.00 (thirty-five million dollars)

 (AG) USD 22,500,000.00 (twenty-two million five hundred thousand US dollars)

 (AH) USD 10,700,000.00 (ten million seven hundred thousand US dollars)

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(AI) USD 3,590,000.00 (three million five hundred ninety Thousand US dollars)

 (AJ) USD 25,000,000.00 (twenty-five million US dollars)

 (AK) USD 60,000,000.00 (sixty million US dollars)

 (AL) USD 5,780,000.00 (five million, seven hundred and eighty thousand US dollars)

 (AM) USD 20,000,000.00 (twenty million US dollars)

 (AN) USD 15,000,000.00 (fifteen million US dollars)

 (AO) USD 10,000,000.00 (ten million US dollars)

 (AP) USD 54,500,000.00 (fifty-four million five hundred thousand US dollars)

 (AQ) USD 21,500,000.00 (twenty-one million five hundred thousand US dollars)

 (AR) USD 2,200,000.00 (two million two hundred thousand US dollars)

 (AS) USD 2,127,000.00 (two million, one hundred and twenty-seven thousand US dollars)

 (AT) USD 32,000,000.00 (thirty-two million US dollars)

 (AU) USD 17,130,000.00 (seventeen million one hundred thirty thousand US dollars)

 (AV) USD 10,540,000.00 (ten million, five hundred and forty thousand US dollars)

 (AW) USD 8,660,000.00 (eight million, six hundred and sixty thousand US dollars)

 (AX) USD 14,000,000.00 (fourteen million US dollars)

 (AY) USD 3,400,000.00 (three million, four hundred thousand US dollars)

 (AZ) USD 3,000,000.00 (three million US dollars)

 (BA) USD 8,300,000.00 (eight million, three hundred thousand US dollars)

 (BB) USD 11,550,000.00 (eleven million, five hundred and fifty thousand US dollars)

 (BC) USD 17,700,000.00 (seventeen million seven hundred thousand US dollars)

 (BD) USD 1,021,000.00 (one million and twenty-one thousand US dollars)

 (BE) USD 22,500,000.00 (twenty-two million five hundred thousand US dollars)

 (BF) USD 3,500,000.00 (three million five hundred thousand US dollars)

 (BG) USD 15,800,000.00 (fifteen million eight hundred thousand US dollars)

 (BH) USD 20,000,000.00 (twenty million US dollars)

 (BI) USD 1,870,000.00 (one million, eight hundred seventy thousand US dollars)

 (BJ) USD 4,035,000.00 (four million, thirty five thousand US dollars)

 (BK) USD 1,590,000.00 (one million five hundred ninety thousand US dollars)

 (BL) USD 16,730,000.00 (sixteen million seven hundred thirty thousand US dollars)

 (BM) USD 14,060,000.00 (fourteen million and sixty thousand US dollars)

 (BN) USD 11,800,000.00 (eleven million eight hundred thousand US dollars)

(BO) USD 1,000,000.00 (one million US dollars)

 (BP) USD 3,683,000.00 (three million, six hundred and eighty-three thousand US dollars)

 (BQ) USD 10,000,000.00 (ten million US dollars)

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(BR) USD 10,560,000.00 (ten million, five hundred and sixty thousand US dollars)

 (BS) USD 11,960,000.00 (eleven million, nine hundred and sixty thousand US dollars)

 (BT) USD 29,400,000.00 (twenty-nine million, four hundred thousand US dollars)

 (BU) USD 3,200,000.00 (three million two hundred thousand US dollars)

 (BV) USD 2,075,000.00 (two million and seventy-five thousand US dollars)

 (BW) USD 6,500,000.00 (six million, five hundred thousand US dollars)

 (BX) USD 26,700,000.00 (twenty-six million, seven hundred thousand US dollars)

 (BY) USD 13,600,000.00 (thirteen million six hundred thousand US dollars)

 (BZ) USD 44,600,000.00 (forty-four million six hundred thousand US dollars)

 (CA) USD 21,800,000.00 (twenty-one million eight hundred thousand US dollars)

 (CB) USD 2,050,000.00 (two million and fifty thousand US dollars)

 (CC) USD 57,500,000.00 (fifty-seven million five hundred thousand US dollars)

 (CD) USD 26,400,000.00 (twenty-six million four hundred thousand US dollars)

 (CE) USD 20,800,000.00 (twenty million eight hundred thousand US dollars)

 (CF) USD 3,887,000.00 (three million, eight hundred and eighty-seven thousand US dollars)

 (CG) USD 33,500,000.00 (thirty-three million, five hundred thousand US dollars)

 (CH) USD 14,200,000.00 (fourteen million two hundred thousand US dollars)

 (CI) USD 14,500,000.00 (fourteen million five hundred thousand US dollars)

 (CJ) USD 10,200,000.00 (ten million two hundred thousand US dollars)

 (CK) CNH 150,000,000.00 (hundred and fifty million renminbi)

 (CL) USD 3,000,000.00 (three million US dollars)

 (CM) USD 12,000,000.00 (twelve million US dollars)

 (CN) USD 55,359,000.00 (fifty-five million, three hundred and fifty-nine thousand US dollars)

 (CO) USD 1,254,000.00 (one million, two hundred and fifty-four thousand US dollars)

 (CP) USD 32,300,000.00 (thirty-two million three hundred thousand US dollars)

 (CQ) USD 29,400,000.00 (twenty-nine million, four hundred thousand US dollars)

 (CR) USD 30,200,000.00 (thirty million two hundred thousand US dollars)

 (CS) USD 19,700,000.00 (nineteen million seven hundred thousand US dollars)

(II) d. issuing date

(A) June 28, 2007.

(B) July 15, 2009.

(C) April 6, 2010 (Tranche 1); November 8, 2010 (Tranche 2).

(D) January 14, 2011 (Tranche 1); June 3, 2011 (Tranche 2).

(E) March 18, 2011 (Tranche 1); March 29, 2011 (Tranche 2).

(F) April 08, 2011.

(G) June 01, 2011.

18.10 -Other relevant information

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

(H) March 31, 2011.

(I)   February 13, 2012 (Tranche 1); September 13, 2012  (Tranche 2).

(J)  March 09, 2012.

(K) April 12, 2012.

(L) April 13, 2012.

(M)    July 05, 2012.

(N) July 31, 2012.

(O) August 15, 2012.

(P) August 29, 2012.

(Q) September 12, 2012

(R) September 12, 2012.

(S) September 19, 2012.

(T) September 21, 2012.

(U) September 21, 2012.

(V) September 26, 2012.

(W)   September 26, 2012.

(X) September 28, 2012.

(Y) September 28, 2012.

(Z) September 28, 2012.

(AA)    September 28, 2012.

(AB) September 28, 2012.

(AC) October 5, 2012.

(AD) October 5, 2012.

(AE) October 5, 2012.

(AF) October 5, 2012.

(AG) October 5, 2012.

(AH) October 5, 2012.

(AI) October 5, 2012.

(AJ) October 11, 2012.

(AK) October 11, 2012.

(AL) October 11, 2012.

(AM) October 11, 2012.

(AN) October 11, 2012.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(AO) October 11, 2012.

(AP) October 11, 2012.

(AQ) October 11, 2012.

(AR) October 31, 2012.

(AS) October 31, 2012.

(AT) November 2, 2012.

(AU) November 5, 2012.

(AV) November 5, 2012.

(AW) November 5, 2012.

(AX) November 5, 2012.

(AY) November 8, 2012.

(AZ) November 8, 2012.

(BA) November 9, 2012.

(BB) November 9, 2012.

(BC) November 9, 2012.

(BD) November 14, 2012.

(BE) November 16, 2012.

(BF) November 16, 2012.

(BG) November 19, 2012.

(BH) November 19, 2012.

(BI) November 21, 2012.

(BJ) November 21, 2012.

(BK) November 21, 2012.

(BL) November 23, 2012.

(BM) November 23, 2012.

(BN) November 26, 2012.

(BO) November 29, 2012.

(BP) November 30, 2012.

(BQ) November 30, 2012.

(BR) November 30, 2012.

(BS) November 30, 2012.

(BT) November 30, 2012.

(BU) December 5, 2012.

(BV) December 5, 2012.

(BW) December 6, 2012.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(BX) December 7, 2012.

(BY) December 7, 2012.

(BZ) December 7, 2012.

(CA) December 7, 2012.

(CB) December 12, 2012.

(CC) December 14, 2012.

(CD) December 14, 2012.

(CE) December 14, 2012.

(CF) December 19, 2012.

(CG) December 21, 2012.

(CH) December 21, 2012.

(CI) December 21, 2012.

(CJ) December 21, 2012.

(CK) December 24, 2012.

(CL) December 24, 2012.

(CM) December 24, 2012.

(CN) December 27, 2012.

(CO) December 27, 2012.

(CP) December 28, 2012.

(CQ) December 28, 2012.

(CR) December 28, 2012.

(CS) December 28, 2012.

(II) e. restrictions on handling:

MTN bonds have not been filed with SEC and, therefore, cannot be offered or sold in the United States or for US nationals, unless the offer or the sale is conducted in conformity to such exceptions as stipulated in the Securities Act and applicable rules. Accordingly, such bonds may be purchased by qualified institutional investors only, as defined in Rule 144-A of the Securities Act, and non-US investors outside the territory of the USA, according to Regulation S in the Securities Act.

(II) f. convertibility into shares or right to subscribe or purchase shares of the issuer, detailing:

(i) conditions: conditions for convertibility into shares, or right to subscribe or purchase shares of Santander Brazil, are not set forth.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(ii) effects on capital stock: conditions for convertibility into shares, or right to subscribe or purchase shares of Santander Brazil, are not set forth; therefore, there is no effect on the capital stock.

(II) g. possible redemption, detailing:

(i) redemption cases:

Redemption for Tax Reasons

The securities of any series may be redeemed at the option of Santander Brazil in whole, but not in part, at any time (in case of fixed-rate or zero-coupon securities) or on any interest payment date (in case of floating-rate securities) by sending a an advance notice, not less than 30 days and not more than 60 days, to bondholders (which notice shall be irrevocable), to the amount of the early redemption of such securities (together with interest accrued to the date scheduled for redemption) or (in case of zero-coupon securities) to the nominal amortized amount of such securities (as determined in accordance with the terms of the issue document), if (i) Santander Brazil ensures to the trustee, immediately before sending such notice, that it is or will be obliged to pay additional amounts, plus additional amounts that would be payable in respect of deductions or retentions at the rate of the original retention level, if any, specified in such securities, as a result of any change or amendment to laws or regulations in force in Brazil, Cayman Islands, or any political subdivision or any authority of Brazil or the Cayman Islands, or any other jurisdiction with power to tax and where Santander Brazil is incorporated, does business or is otherwise subject to the taxing power, or any change in the application or official interpretation of such laws or regulations, which change or amendment enters into force on the issuing date, or thereafter, in relation to the relevant series; and (ii) such obligation can not be avoided by Santander Brazil through reasonable measures available to it, provided that no such redemption notice shall be given earlier than 90 days from the first day on which Santander Brazil is obliged to pay such additional amounts, if there was an outstanding payment in respect of such securities. Before the publication of any redemption notice pursuant to this condition, Santander Brazil will deliver to the trustee a certificate, signed by two members of the Board of Directors of Santander Brazil, stating that the obligation referred to in subsection (i) above can not be avoided by Santander Brazil, through reasonable measures available to it, and the trustee shall be entitled to accept such certificate as sufficient evidence of compliance with the condition precedent specified in subsection (ii) above, whereupon such evidence shall be final and shall be binding on bondholders and holders of coupons.

(ii) redemption amount calculation formula

In case of redemption as a result of changes in tax or rates, the redemption amount is 100% of the principal amount of the bonds relating to MTN plus accrued interest to the date fixed for redemption.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(II) h. when securities are debt bonds, indicate, where applicable:

(i) maturity, including conditions for early maturity:

(A) Maturity: May 8, 2017

(B) Maturity: February 24, 2013

(C) Maturity: April 6, 2015

(D) Maturity: January 14, 2016

(E) Maturity: March 18, 2014

(F) Maturity: April 8, 2013

(G) Maturity: December 1, 2014

(H) Maturity: May 31, 2013

(I) Maturity: February 13, 2017

(J) Maturity: March 4, 2013

(K) Maturity: April 12, 2016

(U) Maturity: April 13, 2016

(M) Maturity: January 2, 2013

(N) Maturity: January 28, 2013

(O) Maturity: February 13, 2013

(P) Maturity: February 25, 2013

(Q) Maturity: January 10, 2013

(R) Maturity: March 11, 2013

(S) Maturity: January 17, 2013

(T) Maturity: March 21, 2013

(U) Maturity: September 24, 2013

(V) Maturity: January 24, 2013

(W) Maturity: March 25, 2013

(X) Maturity: March 28, 2013

(Y) Maturity: March 28, 2013

(Z) Maturity: January 7, 2013

(AA) Maturity: September 26, 2013

(AB) Maturity: September 26, 2013

(AC) Maturity: January 10, 2013

(AD) Maturity: January 14, 2013

(AE) Maturity: April 4, 2013

(AF) Maturity: April 10, 2013

(AG) Maturity: October 10, 2013

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(AH) Maturity: October 30, 2013

(AI) Maturity: April 18, 2013

(AJ) Maturity: January 14, 2013

(AK) Maturity: January 17, 2013

(AL) Maturity: April 18, 2013

(AM) Maturity: October 22, 2013

(AN) Maturity: January 17, 2013

(AO) Maturity: April 25, 2013

(AP) Maturity: January 10, 2013

(AQ) Maturity: April 25, 2013

(AR) Maturity: February 28, 2013

(AS) Maturity: April 29, 2013

(AT) Maturity: October 31, 2013

(AU) Maturity: May 9, 2013

(AV) Maturity: October 24, 2013

(AW) Maturity: October 31, 2013

(AX) Maturity: November 5, 2013

(AY) Maturity: November 06, 2013

(AZ) Maturity: March 8, 2013

(BA) Maturity: November 14, 2013

(BB) Maturity: May 16, 2013

(BC) Maturity: November 14, 2013

(BD) Maturity: May 13, 2013

(BE) Maturity: May 23, 2013

(BF) Maturity: May 20, 2013

(BG) Maturity: May 16, 2013

(BH) Maturity: November 19, 2013

(BI) Maturity: February 19, 2013

(BJ) Maturity: March 21, 2013

(BK) Maturity: May 20, 2013

(BL) Maturity: May 30, 2013

(BM) Maturity: November 21, 2013

(BN) Maturity: November 25, 2013

(BO) Maturity: February 28, 2013

(BP) Maturity: November 27, 2013

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(BQ) Maturity: June 3, 2013

(BR) Maturity: June 10, 2013

(BS) Maturity: November 27, 2013

(BT) Maturity: June 3, 2013

(BU) Maturity: April 4, 2013

(BV) Maturity: June 3, 2013

(BW) Maturity: June 10, 2013

(BX) Maturity: June 13, 2013

(BY) Maturity: December 4, 2013

(BZ) Maturity: June 6, 2013

(CA) Expiration: December 11, 2013

(CB) Maturity: June 10, 2013

(CC) Maturity: June 13, 2013

(CD) Maturity: June 20, 2013

(EC) Maturity: December 19, 2013

(CF) Maturity: April 15, 2013

(CG) Maturity: June 20, 2013

(CH) Maturity: December 19, 2013

(CI) Maturity: June 13, 2013

(CJ) Maturity: December 23, 2013

(CK) Maturity: December 24, 2014

(CL) Maturity: December 19, 2013

(CM) Maturity: June 24, 2013

(CN) Maturity: January 28, 2013

(CO) Maturity: June 25, 2013

(CP) Maturity: June 27, 2013

(CQ) Maturity: January 7, 2014

(CR) Maturity: June 27, 2013

(CS) Maturity: January 9, 2014

Early Maturity (“Events of Default”): The trustee may, at its discretion, declare the early maturity of the bond if any of the events described below occurs, and if prompted: (i) in the case of the events described in subsections (a), (d), (e), (f), (g) or (h), by the holders of at least 25% of the total remaining amount of the securities; and (ii) in the case of the events described in subsections (c), (i), (j), (k), (l) or (m), by at least one third of the bondholders, or by a decision taken by a special meeting of bondholders:

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(a)        Non-Payment: if Santander Brazil fails to pay any principal, premium or interest on any of the securities when due and payable, and, in the case premium and interest on any of the bonds, such failure continues for a period of seven days;

(b)        Breach of Other Obligations: if Santander Brazil defaults or breaches any of its obligations under the Indenture and such default or breach continues for a period of 60 days after notification to Santander Brazil by the trustee or to Santander Brazil and the trustee by holders of at least 20% (twenty percent) of the nominal amount of outstanding securities of such series, specifying such default or breach and requiring it to be remedied and stating that such notice is a “default notice”;

(c)        Cross Default: if Santander Brazil defaults the payment of any bond, obligation, debenture, security, or other loan debt evidence by Santander Brazil or any subsidiary, in an outstanding amount of at least USD 40 million, or debt under any mortgage, deed or any other document where there is loan debt evidence or deed issued by, or whereby it has been guaranteed by, Santander Brazil or any subsidiary, the aggregate outstanding amount of at least USD 40 million, if such debt existed then or in the future, and the default to which: (i) means non-payment of any part of the principal of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto; (ii) results in such indebtedness becoming or being declared due and payable, without, in the case of subsection (ii), such debt having been repaid, or such early maturity having been terminated or canceled, in each case within 10 days after sending to Santander Brazil by the trustee, or Santander Brazil and the trustee by the holders of at least 10% of the nominal amount of the outstanding securities of such series, a written notice specifying such default and requiring Santander Brazil or any subsidiary to cause such debt to be paid off or such earlier maturity to be terminated or canceled, as appropriate, and stating that such notice is a “default notice”;

(d)        Dissolution: dissolution or liquidation of the business of Santander Brazil or a subsidiary, or a resolution passed for the dissolution or liquidation of Santander Brazil or a subsidiary;

(e)        Bankruptcy: Santander Brazil or relevant subsidiaries filing for voluntary bankruptcy under any applicable bankruptcy, reorganization, insolvency or similar laws in force at present or in the future (otherwise than for reconstruction or consolidation and merger purposes, when Santander Brazil or such relevant subsidiary is solvent, if such reconstruction or consolidation and merger are performed for purposes unrelated to seeking debt relief, composition or readjustment of debts, and assignments for the benefit of creditors), or approve the issuance of an order for debt relief in a case of involuntary bankruptcy under any such laws, or approve the appointment of a receiver, liquidator, assignee, custodian, trustee or seizure agent (or similar administrator) to Santander Brazil or any relevant subsidiary, on any substantial portion of the assets of Santander Brazil or any relevant subsidiary, (taken as a whole, with its subsidiaries), or possession of such assets by such receiver, liquidator, assignee, custodian, trustee or seizure agent (or similar administrator) of Santander Brazil or any relevant subsidiary, or makes a general assignment for the benefit of creditors of Santander Brazil or any relevant subsidiary;

(f)         Judgment: if it has been issued against Santander Brazil or any subsidiary, by a court of competent jurisdiction, any judgment or final judgments for the payment of money, and such judgment remains in full force and effect for a period (during which execution should not be effectively suspended) of 60 days, provided that the aggregate amount of all such judgments, at any time in force (if not paid or to be paid by insurance) exceeds USD 40 million or the equivalent of such amount in any combination of currencies;

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(g)        Implementation Procedures: if a process of seizure, enforcement, attachment before judgment or other legal proceeding is taken or enforced or filed against all or substantially all the assets of Santander Brazil (taken as a whole, with its subsidiaries) and not dismissed or suspended within 30 days of such filing;

(h)        Properties: if Santander Spain ceases to hold, directly or indirectly, any and all shares, interests, purchase rights, warrants, options, or other equity or equivalent (however designated) in the capital of Santander Brazil, including any class or classes (however designated) enjoying preference in dividends payment or distribution, or assets distribution upon voluntary or involuntary liquidation of Santander Brazil, in respect of shares of any other class in Santander Brazil (but excluding any debt bonds convertible into such capital) representing at least 51% of the total voting power of the voting shares, with all classes of shares or other equities (including interests in the company) of Santander Brazil being then outstanding and regularly authorized (without considering the occurrence of any contingency) to vote in the election of directors, officers, the trustee, or Santander Brazil;

(i)         Moratorium: if any agreement or declaration of moratorium is issued on the payment of any relevant debt (according to the terms established in the MTN contract) of Santander Brazil or any of its relevant subsidiaries;

(j)         Nationalization: if any action is taken by any person in order to arrest, compulsorily acquire, expropriate or nationalize all or (in the reasonable opinion of the trustee) substantially all the assets of Santander Brazil (taken as a whole with its subsidiaries);

(k)        Permits and Consents: if any action, condition or thing (including the obtaining or effecting of any approval, consent, authorization, exemption, filing, license, order or registration), at any time required to be taken, fulfilled or conducted, in order to: (i) allow Santander Brazil to legally execute, exercise their rights, and fulfill their obligations under the bonds, the coupons and the Indenture; (ii) ensure that those obligations are legally binding and enforceable; and (iii) make the bonds, the coupons and the Indenture accepted as evidence in courts of Brazil; are not taken, fulfilled or conducted;

(l)         Illegality: if it becomes illegal for Santander Brazil to perform or observe any one or more of its obligations under any of the bonds or the Indenture; or

(m)      Similar Events: if any event occurs which, under the laws of any relevant jurisdiction, has a similar effect to any of the events mentioned in subsections (d), (e), (f) or (g), except that, in case of subsections (b), (f), (g), (k) and (l), and only in the case of subsidiaries, for subsections (d) and (e), the trustee must ensure that, in his opinion, such event is materially adverse to the interests of bondholders.

(ii) interest

(A) INDEXED TO FDIC CESP

(B) 0.35% per annum

(C) 4.5% per annum

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18.10 -Other relevant information

(D) 4.25% per annum

(E) LIBOR (3 months) + 2.1%

(F) 10.3% per annum (252) adjusted on the principal amount equivalent to BRL

(G) 3.125% per annum

(H) 3.4% per annum

(I) 4.625% per annum

(J) 1.9% per annum

(K) 3.25% per annum

(L) 4.6% per annum

(M) 1.73% per annum

(N) 1.72% per annum

(O) 1.73% per annum

(P) 1.6% per annum

(Q) 1.26% per annum

(R) 1.6% per annum

(S) 1.33% per annum

(T) 1.87% per annum

(U) 2.38% per annum

(V) 1.12% per annum

(W) 1.46% per annum

(X) 1.66% per annum

(Y) 1.66% per annum

(Z) 1.12% per annum

(AA) 2.07% per annum

(AB) 2.07% per annum

(AC) 1.02% per annum

(AD) 0.96% per annum

(AE) 1.53% per annum

(AF) 1.53% per annum

(AG) 2.01% per annum

(AH) 2.01% per annum

(AI) 1.49% per annum

(AJ) 0.95% per annum

(AK) 0.95% per annum

(AL) 1.52% per annum

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18.10 -Other relevant information

(AM) 2% per annum

(AN) 0.8% per annum

(AO) 1.32% per annum

(AP) 0.8% per annum

(AQ) 1.32% per annum

(AR) 0.78% per annum

(AS) 1.04% per annum

(AT) 1.57% per annum

(AU) 1.18% per annum

(AV) 1.57% per annum

(AW) 1.57% per annum

(AX) 1.57% per annum

(AY) 1.63% per annum

(AZ) 0.78% per annum

(BA) 1.65% per annum

(BB) 1.14% per annum

(BC) 1.65% per annum

(BD) 1.03% per annum

(BE) 1.13% per annum

(BF) 1.1% per annum

(BG) 1.13% per annum

(BH) 1.65% per annum

(BI) 0.56% per annum

(BJ) 0.77% per annum

(BK) 1.02% per annum

(BL) 1.13% per annum

(BM) 1.65% per annum

(BN) 1.65% per annum

(BO) 0.56% per annum

(BP) 1.64% per annum

(BQ) 1.12% per annum

(BR) 1.13% per annum

(BS) 1.65% per annum

(BT) 1.11% per annum

(BU) 0.77% per annum

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

BV) 1.03% per annum

(BW) 1.11% per annum

(BX) 1.12% per annum

(BY) 1.64% per annum

(BZ) 1.12% per annum

(CA) 1.64% per annum

(CB) 1.11% per annum

(CC) 1.12% per annum

(CD) 1.11% per annum

(EC) 1.63% per annum

(CF) 0.86% per annum

(CG) 1.11% per annum

(CH) 1.62% per annum

(CI) 1.11% per annum

(CJ) 1.63% per annum

(CK) 4.05% per annum

(CL) 1.63% per annum

(CM) 1.11% per annum

(CN) 0.31% per annum

(CO) 1.11% per annum

(CP) 1.11% per annum

(CQ) 1.49% per annum

(CR) 1.11% per annum

(CS) 1.5% per annum

(iii) guarantee and, if mortgage, property description

There is no guarantee rendered on any securities relating to MTN.

(iv) in the absence of guarantee, if the credit is unsecured or subordinate

Unsecured credit, with respect to any securities relating to MTN.

(iv)       any restrictions imposed to Santander Brazil in relation to

•                dividends distribution

No restriction on dividends distribution is set forth regarding MTN bonds.

•                sale of certain assets

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

Santander Brazil undertakes, without the consent of holders of 75% of nominal value of outstanding bonds of each series, to: (i) enter into merger or consolidation with any other entity; or (ii) sell or transfer, in a transaction or series of transactions, all or substantially all of its assets or properties to any entity, unless:

(i)               the resulting or surviving entity, transferee or that which has acquired a substantial portion or all of the assets or properties of Santander Brazil (the “Resulting Entity”) confirms in writing to undertake the due and punctual payment of principal and interest on all bonds and other obligations of Santander Brazil under the Trust Deed and under the bonds;

(ii)              immediately after such transaction, no Default with respect to any bonds has occurred or is in progress;

(iii)             Santander Brazil must deliver to the trustee: (a) a certificate signed by one of its executive officers stating that such consolidation, merger, sale or transfer complies with this provision and that all conditions precedent relating to such transaction have been met; and (b) opinions of independent counsel of recognized proficiency, addressed to satisfactory to the trustee, stating that, in accordance with such laws, the Resulting Entity recognized the obligations to be undertaken by it under clause (i) above, on a valid basis, and that the Trust Deed and each series of securities constitute legal, valid and enforceable obligations of such person, enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws existing or affecting the enforcement of rights of creditors generally and the general principles of equity; and

(iv)             the Resulting Entity shall expressly agree (a) to indemnify each holder of bond or coupon for any tax, assessment or governmental charges thereafter imposed on such holder as a result of consolidation, merger, sale or transfer, and (b ) to pay any additional amounts, as necessary, so that the net amounts received by the holders of the bonds (and coupons, if any) after any withholding, deduction or any form of taxation, or governmental charges imposed by any authority having power to tax the Resulting Entity, are equivalent to the amount of principal and interest (if any) that would be received on the bonds in the absence of such consolidation, merger, sale or transfer.

•      undertaking of new debts

There is no restriction on undertaking new debts.

•      issuing of new securities

There is no restriction on the issuing of new securities.

(vi) the trustee, indicating the main terms of the agreement

HSBC Trust Company (UK) Limited

The Indenture – document signed by and between Santander Brazil and the trustee – governs various rights and obligations of the parties with respect to the issuance of securities, such as: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of securities, commitments undertaken by Santander Brazil, definition of events of default (“default”) and mechanisms of solution, the rights of bondholders, amendments to the agreement, fulfillment of the terms and untying of bonds and subordination, inter alia, with the most relevant terms contained in the Indenture being described throughout subsection 18.5 hereof.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

18.10 -Other relevant information

(II) i. Conditions for changing the rights assured by such securities

Situations where changes are allowed in the Indenture without the consent of the bondholders:

The trustee may agree, without the consent of the bondholders, with any formal, secondary or technical amendment to the Indenture, or to correct a manifest error. The trustee may also agree to any amendment to the Indenture which, in his opinion, is not significantly detrimental to the interests of bondholders, but such power does not apply to any such change as mentioned in the following provision.

A meeting of bondholders of a series shall serve, subject to the conditions, and without prejudice to the powers conferred on others under the Indenture, by Special Resolution, to:

(a) sanction any proposal from Santander Brazil or trustee on modification, revocation, variation or agreement in relation to the rights of bondholders and/or holders of coupons against Santander Brazil, whether or not such rights are derived from the Indenture;

(b) sanction the exchange or substitution of securities, or the conversion of bonds into shares or other obligations or securities of Santander Brazil or any other entity;

(c)  agree to any modification of the Indenture, the vouchers or coupons, proposed by Santander Brazil or by the trustee;

(d) authorize any person to agree with and do anything necessary to put in place or enforce a Special Resolution;

(e) grant any power, guidance or sanction that is required to be granted by Special Resolution;

(f)  appoint any persons (whether or not bondholders) as a committee or committees to represent the interests of bondholders and they grant them any powers or assignments that bondholders can exercise by Special Resolution;

(g) approve a new trustee and remove a trustee;

(h) approve the replacement of Santander Brazil by any entity (or any previous substitute) (not being an entity that, pursuant to the Indenture, can be replaced without the consent of the bondholders) as main obligor or guarantor under the Indenture; and

(i)   dismiss or release the trustee from any liability in relation to any act or omission for which it may become liable under the Indenture, vouchers or coupons.

Except that any provisions of a special quorum established in the Indenture shall be applied to any Special Resolution (a “resolution with special quorum”) for the purposes of certain items of the Indenture.

(II) j. Other relevant features

All relevant features are described above.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

19. Buyback Plans & Treasury

19.1 Information on issuer shares buyback plans

Resol date	Period recomp	Reserves and profits avail (Reais)	Type	Class	Qty. expected (Units)	% rel. circ	Qty. acquired approved (Units)	PMP	Quote factor	% acquired
Other caracter.
8/24/2011	8/24/2011 to 8/24/2011	0.00	Common		3.135.346.633	17.480000	0	0.00	R$ per Unit	0.000000
			Common		3,135,346,633	17.480000	0	0.00	R$ per Unit	0.000000
			Preferred		2,850,315,121	18.970000	0	0.00	R$ per Unit	0.000000
			Preferred		2,850,315,121	18.970000	0	0.00	R$ per Unit	0.000000

Buyback is aimed to: (1) maximize the generation of value for shareholders by means of an efficient management of capital structure; and (2) enable managing the risk from the provision of market making services rendered by the Company (market maker) in Brazil, in certain index funds, when the Units are included in the theoretical portfolio of reference index of such funds, according to applicable rules. Part of Units repurchased is used by the Company to hedge against price oscillations of securities composing the reference index, and must be purchased and sold in accordance with the corporate risk management policies. Units or ADRs must be purchased in a stock exchange at a market price, to debit to balance available in accounts “Capital Reserve” and “Profits Reserve” of the Company.

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

19.2 Handling of treasury securities

Fiscal Year 12/31/2012

Shares

Share Type	Preferred share class	Description of securities
Common
Movement	Quantity (units)	Total amount (reais)	Average weighed price (reais)
Initial balance	0	0.00	0.00
Acquisition	0	0.00	0.00
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Final balance	0	0.00	0.00
Share Type	Preferred share class	Description of securities
Preferred
Movement	Quantity (units)	Total amount (reais)	Average weighed price (reais)
Initial balance	0	0.00	0.00
Acquisition	0	0.00	0.00
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Final balance	0	0.00	0.00
Certificate of deposit of securities
Share Type	Preferred share class	Description of securities
		Units
Movement	Quantity (units)	Total amount (reais)	Average weighed price (reais)
Initial balance	0	0.00	0.00
Acquisition	3,399,100	0.00	0.00
Disposal	175,082	0.00	0.00
Cancellation	0	0.00	0.00
Final balance	3,224,018	0.00	0.00
Share Type	Preferred share class	Description of securities
		ADR
Movement	Quantity (units)	Total amount (reais)	Average weighed price (reais)
Initial balance	1,732,900	32,994,416.00	19.04
Acquisition	0	0.00	0.00
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Final balance	1,732,900	32,994,416.00	19.04

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

19.2 Handling of treasury securities

Securities Deposit Certificates

Share Type	Preferred share class	Description of securities
		Unit composed 55 ON and 50 PN
Movement	Quantity (units)	Total amount (reais)	Average weighed price (reais)
Initial balance	0	0.00	0.00
Acquisition	5,380,800	79,000,000.00	14.68
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Final balance	5,380,800	79,000,000.00	14.68
Share Type	Preferred share class	Description of securities
		ADRs
Movement	Quantity (units)	Total amount (reais)	Average weighed price (reais)
Initial balance	0	0.00	0.00
Acquisition	1,732,900	33,000,000.00	19.04
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Final balance	1,732,900	33,000,000.00	19.04
Fiscal year 31/12/2010
Shares
Share Type	Preferred share class	Description of securities
Common
Movement	Quantity (units)	Total amount (reais)	Average weighed price (reais)
Initial balance	0	0.00	0.00
Acquisition	13,587,179	1,042,434.59	0.08
Disposal	0	0.00	0.00
Cancellation	13,587,179	1,042,434.59	0.08
Final balance	0	0.00	0.00
Share Type	Preferred share class	Description of securities
Preferred
Movement	Quantity (units)	Total amount (reais)	Average weighed price (reais)
Initial balance	0	0.00	0.00
Acquisition	11,807,708	905,910.14	0.08
Disposal	0	0.00	0.00
Cancellation	11,807,708	0.00	0.08
Final balance	0	0.00	0.00

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

19.3 Information on securities held on treasury at expiration of most recent fiscal year

Securities	Certificate of deposit of securities
Share Type	Share Class	Description of securities	Quantity (units)	Average weighed price of acquisition	Quote factor	Date of acquisition	List of outstanding shares (5)
		Units	5,380,800	14.78	R$ per Unit	12/31/2011	0.141766
		ADR	1,732,900	19.09	R$ per Unit	12/30/2011	0.045656
		Units	3,399,100	16.90	R$ per Unit	12/31/2012	0.141766
		ADR	1,732,900	19.04	R$ per Unit	12/30/2012	0.045656

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19.4 Other relevant information

19.4 Provide any further information the issuer deems relevant.

There is no other relevant information.

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20. Trading Policies

20.1 Information on securities trading policies

Approval Date:	23/11/2011
Position and/or Function:

Direct controlling shareholders

Indirect controlling shareholders

Members of the board of directors and board of executive officers

Members of the fiscal council when instated

Any other statutory bodies with technical or advisory functions

Certain employees of Santander Brazil Group with access to relevant information and their direct dependents;

Also treated as related persons are those who, by virtue of function or position in the company, its parent, subsidiaries or affiliates, have knowledge of relevant information;

Those who have a commercial, professional or trust relationship with the company, such as independent auditors, securities analysts, consultants and institutions integrated to distribution system;

The spouse or partner and any dependent included in the annual income tax of direct or indirect controlling shareholders, executive officers, members of the board of directors and fiscal council, when instated, and any bodies with technical or advisory duties created under statutory resolution.

Main features

We may list as main features of our securities trading policies:

c.1. abstention from buying or selling by related persons, by themselves or their direct dependents, by directly or indirectly controlled companies, any securities issued by the Company, or referenced thereto, as well as their derivatives, during the period of restrictions specified;

c.2. filling in, by related persons, of the “Declaration of Ownership Interest” to be forwarded to the areas of Corporate Business & Corporate PCCAM, and Compliance; and inform the Compliance area until the 5th (fifth) day after the end of the month in which it is verified all trading in securities issued by the Company, or their respective derivatives, to be communicated to CVM and to the stock exchanges on which the securities issued by the Company are accepted for trading;

c.3. strict compliance with the legal duty to maintain the confidentiality of information relating to relevant act or fact of the Company or any other company belonging to Santander Brazil Group, to which it has privileged access, and not using such information to obtain, for themselves or others, advantages by trading with such securities, ensuring that its employees and third parties (meaning independent auditors, securities analysts, consultants, etc.) keep secrecy of such information when they have privileged access thereto, and not using them to get advantages for themselves or others, under penalty of joint liability with those employees or third parties; and

c.4. using exclusively financial or similar institutions of Santander Group for trading of securities under the Policy. To do so, it shall be transferred to such brokers any open positions involving securities issued by the Company that such prohibited persons may hold with other securities brokers within thirty (30) days after publication of the Policy or the taking of office.

c.5. When an acquisition or disposal of shares issued by the Company is being conducted by the very Company, the direct and indirect controlling shareholders, executive officers and members of board of directors, fiscal council, when instated, and any bodies with technical or advisory assignments, created by statutory provision, may not trade in securities issued by the Company, or their respective derivatives, on the same day on which the Company, its subsidiaries, affiliates or other companies under common control: (i) sell treasury shares or (ii) purchase  shares to be held in treasury, or while holding open orders to deal with shares issued by it.

Period of Restrictions and Description	Due to the limited number of characters in this table, please see subsection 20.2 – other relevant information for monitoring procedures.

20.2 Other relevant information

20.2 Provide any further information the issuer deems relevant.

Item 20.1

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d. estimated periods of restrictions on trading and description of the procedures adopted to monitor trading in such periods:

The periods of restrictions provided for in the securities trading policies of the Company are aligned with CVM Instruction 358 and are described below:

(a)        during the period between the date on which they become aware of relevant information that may affect the trading of those securities, and the date on which such information is publicly disclosed;

(b)        in the period between the decision taken by the competent corporate body to increase the capital stock, issue securities, distribute dividends, redevelop, split or group actions, and the publication of the respective notices or announcements to the market;

(c)        when there is the intention to promote amalgamation, total or partial split, merger, transformation or reorganization; and

(d)        in the prior period of thirty (30) days before the disclosure of annual and semi-annual financial statements of the Company and the disclosure of quarterly information (ITR);

                                          i.    Exceptionally in the case of fixed income securities trading by the Company, for the raising of funds by the Company in the regular course of business, including medium-term notes issued by the Company, the prior period specified in subsection “d” above shall be fifteen (15) days to the disclosure of annual or semi-annual financial statements, and quarterly information (ITR) of the Company.

As for the procedures relating to trading of securities of Santander Brazil Group, it establishes and conducts training to ensure adherence to general obligations to employees subject to the internal policies: Code of Conduct in the Securities Markets and Personal Investment Policy to trade securities.

These employees can not operate with values of Santander Brazil Group during the restricted period, which occurs always one month before the announcement of the quarterly, semiannual or annual accounts of Santander Brazil Group. The restricted period is disclosed by the Company's compliance area.

It is also prohibited to perform operations on the contrary within thirty (30) days following each purchase or sale of securities.

Employees classified as “Close Persons” by the Code of Conduct in the Securities Markets of Santander Brazil Group must obtain prior consent of the manager and the compliance area of the Company to perform transactions with securities. The consent is valid for the day of approval and the next two days. Transactions must be carried out through Santander Corretora.

The Compliance area conducts a monthly monitoring to determine whether the transactions with securities of Santander Brazil Group held by employees subject to the Code of Conduct in the Securities Markets are in compliance with internal policies.

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21. Description of internal rules, regulations and procedures for information disclosure

21.1 Disclosure Policies

21.1 Describe the internal rules, regulations or procedures adopted by Santander Brazil to ensure that information required to be disclosed publicly is collected, processed and reported accurately and timely:

The Company has two documents that describe the scope of treatment of information to be publicly disclosed. They are:

1. Code of Conduct in the Securities Markets: This code provides general precautions related to sensitive information and control of flow of sensitive information inside and outside Santander Brazil Group, sensitive meaning the set of confidential, privileged and relevant information. Its main provisions relating to information to be publicly disclosed, processed and reported, accurately and timely, include:

(a)        scope of the code contemplating members of the boards of Santander Brazil Group where these are directly related to the securities markets; members of senior management of companies of Santander Brazil Group directly related to the securities markets; all persons providing services in areas of companies of Santander Brazil Group that are directly related to the securities markets; representatives or agents of companies of Santander Brazil Groups in activities directly related to the securities markets; others who by the characteristics of their jobs should be submitted in the opinion of the Company's compliance area, on occasion or permanently, to controls provided for in such Code;

(b)        obligation to inform the compliance area on the knowledge of sensitive information, as soon as possible, through the superintendent in charge, indicating the characteristics of the information, the date of knowledge and, if applicable, the securities affected;

(c)        requirement, in case of need to put sensitive information available to third parties outside Santander Brazil Group, prior execution of a confidentiality agreement;

(d)        duty of the legal department of the Company to communicate to CVM any relevant information originated in Santander Brazil Group and recording the relevant information disclosed to the market;

(e)        monitoring by the compliance area of the evolution of the securities in which there is relevant information and adoption of appropriate measures, including, if appropriate, a statement of relevant information, in the case of evidence of improper disclosure of the same; and

(f)         disclosure of relevant information on a truthful, clear, complete, equitable and timely basis and, where possible, quantified.

2. Policy on Disclosure of Material Acts or Facts: this policy in its scope defines relevant acts and facts, the duties and responsibilities in the disclosure of such relevant act or fact, the confidentiality of information relating to relevant acts or facts, and their penalties applied to those who are subject to the policy but fail to comply with it. Among its main provisions, we may list:

(a)        definition of relevant act or fact, including any decision of the Controlling Shareholder, a resolution of the shareholders meeting or the board of directors of the Company, or any other act or fact occurred that may significantly affect:

                                          i.    the price of securities issued by the Company or referenced thereto;

                                         ii.    the decision of investors to purchase, sell or hold those securities;

                                        iii.    the decision of investors to exercise any rights attaching to the bondholders issued by the Company or referenced thereto;

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21. Description of internal rules, regulations and procedures for information disclosure

(b)        the powers of the Director of Investor Relations, such as, disclose and communicate to the markets and to the competent bodies, any relevant act or fact occurred or related to the Company's business that he has knowledge in the exercise of his functions or communication received from Controlling Shareholders, officers, members of the Board of Directors and Fiscal Council, when instated, and any bodies with technical and advisory functions, created by statutory provision; ensure the wide and immediate dissemination of the relevant act or fact and the simultaneity of their disclosure in all markets in which the Company's securities are traded; and provide further clarification on disclosure of acts or facts relevant to the competent bodies, when required by them;

(c)        the provision of publication of notice of the relevant act or fact clearly and accurately, using language accessible to investors, and whenever possible, before or after the close of trading in markets where the Company's securities are traded, whichever is the opening hours of the Brazilian market, in case of incompatibility; and

(d)        the institution of the Disclosure Committee, whose main responsibility is to analyze the main documents to be published and discuss the maintenance of confidentiality of certain information.

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21.2 Description of relevant act or fact disclosure policies, and confidentiality procedures for undisclosed relevant information

21.2 Describe the disclosure policy of relevant act or fact adopted by Santander Brazil, indicating the procedures for maintaining confidentiality of undisclosed material information:

The relevant acts or facts disclosure policies adopted by Santander Brazil, in item 4, present the mechanisms for controlling the confidentiality of the information, as described below:

(a)        related persons (indicated in item 20.1 (b)) and their employees who, because of the role they play, have privileged access to any relevant information, shall keep such information confidential until its disclosure to the market, as well as cause their subordinates and others in their confidence to do so, being jointly liable in the event of default;

(b)        a person subject to the duty of confidentiality that leaves the Company or, in the case of third party, the business or project the relevant information refers to, shall be bound to secrecy until such information is disclosed to the market and bodies in charge; and

(c)        persons related to the Company shall adhere to this policy by signing their commitment at the time of their hiring, promotion or transfer to positions as officers, members of the Board of Directors, Fiscal Council and any body of technical or advisory function, created by statutory provision, where they shall declare that they know all the terms of the policy, committing to achieve full compliance. In addition to the persons mentioned in item (a) above, it shall also expressly adhere to the policy: all employees of the Company and third parties who, in any form and at any time, engage in a transaction or agreement which may give rise to a relevant act or fact.

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21.3 Officers in charge of implementing, maintaining, evaluating and inspecting the information disclosure policies

21.3 Officers in charge of implementing, maintaining, evaluating and inspecting the information disclosure policies

21.3 Inform who are the officers in charge of implementing, maintaining, evaluating and supervising the information disclosure policies:

The officer in charge of implementing, maintaining, evaluating and supervising the information disclosure policies is the Director of Investor Relations of the Company.

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21.4 Other relevant information

21.4 Provide any further information the issuer deems relevant:

All relevant information has been described in previous sections.

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22.1 Sale or Purchase of relevant assets outside the regular course of business

22. Unusual Business

22.1 Indicate the sale or purchase of any relevant assets that is not framed within the regular course of business of Santander Brazil:

In October 2011, we performed the closing of the sale operation of all shares of Santander Seguros to (i) Zurich Santander Insurance America, S.L., a holding company based in Spain (Zurich Santander), directly or indirectly held, at 51% (fifty one percent), by Zurich Financial Services Ltd. and its affiliates (Zurich), and at 49% (forty nine percent) by Banco Santander España; and (ii) Inversiones ZS America SPA, a company based in Chile and held by Zurich Santander (Inversiones ZS). The gain recognized on this transaction was BRL 424.292 thousand.

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22.2 Material changes in the issuer’s mode of conducting business

22.2 Material changes in the issuer’s mode of conducting business

22.2    Indicate any material changes in the mode of conducting business of Santander Brazil:

There were no material changes in the mode of conducting business on the part of Santander Brazil.

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22.3 Relevant agreements executed by the issuer and its controlled companies not directly connected with their operations

22.3 Identify any relevant agreements entered into by and between Santander Brazil and its controlled companies, which are not directly related to its operations:

There were no relevant agreements entered into by and between Santander Brazil and its controlled companies, which are not directly related to their operations, in the most recent three fiscal years.

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22.4 – Other relevant information

Glossary, Abbreviations and Defined Terms

For purposes of this Reference Form, the following terms shall have the following meanings, except as otherwise referred to in this Reference Form.

AAB Dois	ABN AMRO Brasil Dois Participações S.A.
ABECS	Brazilian Association of Credit Card and Service Companies
ABN AMRO Securities	ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A.
ABN Leasing	ABN AMRO Arrendamento Mercantil S.A.
Controlling Shareholder	The shareholder or group of shareholders bound by a stockholders agreement or under common control, exerting the Power to Control the Company.
Shares	Include Common Shares and Preferred Shares, as defined below.
Common Shares	Nominative and registered shares, without par value, free and clear of any liens or encumbrances, issued by the Company.
Preferred Shares	Preferred, nominative and registered shares, without par value, free and clear of any liens or encumbrances, issued by the Company.
Basel Accord

Set of prudential banking rules enacted by the Basel Banking Supervision Committee with a view to provide the global financial system with more solidity. The main feature thereof is the requirement of a minimum ratio resulting from dividing the capital stock of a financial institution by their respective weighted assets by the risk inherent thereto. The Basel Accord was first implemented in Brazil under CMN Resolution 2009 dated…

Reference Form 2013 – BANCO SANTANDER (BRASIL) S.A.	Version:	6

22.4 – Other relevant information

August 17, 1994, as amended, and under several recent regulations issued as of 2006, stipulating minimum values of paid-in capital and reference equity required from Brazilian financial institutions.
ADR	American Depositary Receipts.
ADS	American Depositary Shares, represented by ADRs, backed by Units, at the proportion of 1 ADS = 1 Unit.
ALCOL	Assets and Liabilities Committee.
ANBIMA	Brazilian Association of Financial and Money Market Entities.
ANS	Brazilian Agency of Supplementary Health Insurance.
Aymoré Financiamentos	Aymoré Crédito, Financiamento e Investimento S.A.
Banco Bandepe	Banco Bandepe S.A.
Central Bank	Central Bank of Brazil.
World Bank	International financial institution rendering technical and financial assistance to developing countries.
Banco Real	Banco ABN AMRO Real S.A.
Banespa	Banco do Estado de São Paulo S.A. – Banespa.
BCIS	Banco Comercial e de Investimento Sudameris S.A.

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22.4 – Other relevant information

BM&BOVESPA	BM&BOVESPA S.A. – Stock, Commodities & Futures Exchange.
BNDES	Brazilian Bank for Economic and Social Development – BNDES.
Perpetual Bonus	Perpetual Bonus issued by Santander Brazil in 2005.
BPA	Profit/Benefit per Share.
Brazil or Country	Federative Republic of Brazil.
CDI	Interbank Deposit Certificate.
CDB	Bank Deposit Certificate.
Cielo	Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento - Visanet).
CMN	Brazilian Monetary Council.
CNPS	Brazilian Council of Private Insurance.
COAF	Financial Activities Control Councils.
Consumers Protection Code	Law # 8.078 dated September 11, 1990, as amended.

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22.4 – Other relevant information

COFINS	Contribution for Financing the Social Security.
Company or Santander Brazil	Banco Santander (Brasil) S.A.
Independent Director

According to Level 2 Regulations, an Independent Director is characterized as follows: (i) does not have any links with the Company, except for equity; (ii) is not a controlling shareholder, spouse or relative within the second degree, is not and has not been, in the last three years, linked to a company or entity related to the Controlling Shareholder (persons related to institution of public education and/or research are excluded from this restriction); (iii) has not been, in the last three years, an employee or officer of the Company, the Controlling Shareholder or any subsidiary of the Company; (iv) is not a supplier or purchaser, direct or indirect, of services and/or products of the Company to an extent that causes loss of independence; (v) is not an employee or officer of a company or entity offering or demanding services and/or products to the Company; (vi) is not a spouse or close relative of a director of the Company, and (vii) does not receive any remuneration from the Company other than as director (cash earnings from share capital are excluded from this restriction) .

Board of Directors	The Board of Directors of the Company.
Federal Constitution	The Constitution of the Federative Republic of Brazil dated October 5, 1988.
CPMF	Provisional Contribution on Relocation or Transmission of Values and Credits of Financial Nature.
CRV DTVM	CRV Distribuidora de Títulos e Valores Mobiliários S.A.
CSLL	Social Contribution on Net Profits.

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22.4 – Other relevant information

Coupon	A product having price oscillations determined by Dollar and dollar interest rate fluctuations.
CVM	Brazilian Securities & Exchange Commission.
DFP	Standardized Financial Statements.
Board of Executive Officers	The Board of Executive Officers of the Company.
US Dollar or USD or US$	Legal currency of the United States of America.
United States or USA	United States of America.
FREBABAN	Brazilian Federation of Banks.
FGC	Secured Credit Fund.
FGV	Getúlio Vargas Foundation.
GetNet	GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda.
Federal Government	The Federal Government of the Federative Republic of Brazil.
Santander Brazil Group	Santander Brazil and its subsidiaries.
Santander Spain	Santander Spain and its subsidiaries.

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22.4 – Other relevant information

Group
IBGC	Brazilian Institute of Corporate Governance.
IBGE	Brazilian Institute of Geography and Statistics.
Ibovespa

One of the shares market performance indicators in Brazil. The index is the current value of a theoretical portfolio comprised of most traded shares at BM&F-BOVESPA, representing 80% of the number of deals and the financial volume verified in the spot market BM&F-BOVESPA and 70% of the sum of stock-exchange capitalization of companies listed in BM&F-BOVESPA. Ibovespa is composed from a hypothetical application, which reflects not only the share price oscillations, but also the proceeds distribution impact, and is deemed an indicator that evaluates the total return on shares composing it.

IFRIC	International Financial Reporting Interpretations Committee.
IFRS	International Financial Reporting Standards issued by International Accounting Standards Board – IASB.
IGP-M	General Index of Market Prices announced by FGV.
Indenture	Trustee Service Provision Indenture.
INPI	National Institute of Industrial Property.
INSS	National Institute of Social Security.
CVM Instruction 480/09	CVM Instruction 480 dated December 7, 2009.

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22.4 – Other relevant information

IOF	Tax on Financial Operations.
IPCA	Consumers Price Index – Comprehensive.
IRPJ	Corporate Income Tax.
Isban	ISBAN Brasil S.A.
UTR	Three-month information.
Bank Reform Act	Law # 4.595 dated December 31, 1964, as amended.
Joint Stock Companies Act	Law # 6.404 dated December 15, 1976, as amended.
Money Market Act	Law # 6.385 dated December 7, 1976, as amended.
MTN	Global Medium-Term Notes Program.
Level 2	BM&F-Bovespa listing segment with unique rules of corporate governance.
New Bankruptcy Act	Law # 11.101 dated February 9, 2005.
NYSE	New York Stock Exchange.
Global Offering	Public offering of shares of Santander Brazil, upon issuing of…

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22.4 – Other relevant information

525,000,000 Units (each Unit is represented by 55 Common Shares and 50 Preferred Shares), all nominative, registered, without par value, free and clear from liens or encumbrances, with simultaneous primary public distribution of (i) Units in Brazil, on non-organized OTC market, under CVM Instruction 400/03; and (ii) Units abroad as ADRs, representing ADRs, registered before SEC, in accordance with the Securities Act.

PAB	Banking Services Outlet.
Reference Equity

Under CMN Resolution 3.444 dated February 28, 2007, composition of equity of financial institutions for purposes of calculating the capital adequacy minimum requirements and the operating limits set forth by the Central Bank.

PGBL	Plan Generating Free Benefits.
GDP	Gross Domestic Product.
PIS	Social Integration Program.
Plans	Global Program, Local Program, and Deferral Program.
Power to Control

Shall mean the power actually used to manage the corporate business and guide the operations of the boards of Santander Brazil, directly or indirectly, as a matter of fact or as a matter of law. There is a presumption of ownership of control in relation to the person or group of persons bound by a shareholders agreement or under common control (control group) who hold shares that have assured them an absolute majority of votes of shareholders attending the last three Shareholder Meetings of Santander Brazil, although not the holders of shares assuring them the absolute majority of the voting capital.

Accounting Principles	Accounting principles and practices adopted in Brazil in accordance with the Joint Stock Companies Act, the standards and…

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22.4 – Other relevant information

Adopted in Brazil

…instructions issued by CVM, those set forth by SUSEP for insurance, capitalization and pension companies, and the recommendations of the Brazilian Institute of Independent Auditors, and resolution of the Federal Council of Accountancy, as well as the accounting policies for financial institutions set forth by the Central Bank.

Produban	Produban Serviços de Informática S.A.
Deferral Program	Long Term Incentive Plan – Units referenced Bonus, by Santander Brazil.
Global Program	Long Term Incentive Policies aimed at executive officers of Santander Spain and other companies of Santander Spain Group, with compensation determined by shares of Santander Spain.
Local Program	SOP and PSP
PSP	Long Term Incentive Plan – Investment in Units, by Santander Brazil.
Real, BRL or R$	Legal currency of Brazil.
RAET	Temporary Special Management Routine.
RMCCI	International Money and Exchange Markets Regulation.
Level 2 Regulations	Level 2 Corporate Governance Unique Practices Regulation.
RTA	Total Return to Shareholder.

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22.4 – Other relevant information

Santander Brasil Asset	Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.
Santander Brasil Leasing	Santander Brasil Arrendamento Mercantil S.A.
Santander Brasil Seguros	Santander Brasil Seguros S.A.
Santander CCVM	Santander Corretora de Câmbio e Valores Mobiliários S.A.
Santander Corretora	Santander S.A. Corretora de Câmbio e Títulos.
Santander DTVM	Santander Distribuidora de Títulos e Valores Mobiliários Ltda.
Santander Spain	Banco Santander, S.A.
Santander Leasing	Santander Leasing S.A. Arrendamento Mercantil.
Santander Seguros	Santander Seguros S.A.
Santusa	Santusa Holding, S. L.
SEC	Securities and Exchange Commission of the United States.
Securities Act	Securities Act dated 1993, of the United States, as amended.
Securitization	MT 100 Payment Orders Receivables Securitization.

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22.4 – Other relevant information

SELIC	Special System of Settlement and Custody.
Serasa	Serasa S.A.
Sisbacen	The Central Bank Information System.
SOP	Santander Brazil Units Call Option Plan.
SPC	Specific Purpose Company named Brazil Diversified Payment Rights Finance Company. Organized under the laws of Cayman.
SUSEP	Private Insurance Superintendence.
LIBOR	London Interbank Offered Rate.
TCAC	Compound Annual Growth Rate.
TecBan	Tecnologia Bancária S.A.
National Treasury

Government Agency in charge of managing the public debt of Brazil. Accordingly, they raise funds in the financial market of primary issue of bonds for execution and financing of internal debts of the Federal Government.

IT	Information Technology.
TJLP	Long Term Interest Rate announced by CMN.

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22.4 – Other relevant information

TR	Reference Rate announced by the Central Bank.
Units	Share Deposit Certificate, each representing 55 common shares and 50 preferred shares.
VaR	Value at Risk.
VGBL	Life Generating Free Benefits.
Visa Vale	Brazilian Company of Solutions and Services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 28, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer